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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

KazakhGold Group Limited

(Name of Subject Company)
Not applicable

(Translation of Subject Company’s Name into English (if applicable))
Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)
KazakhGold Group Limited

(Name of Person(s) Furnishing Form)
American Depositary Receipts

(Title of Class of Subject Securities)
48667H 600

(CUSIP Number of Class of Securities (if applicable))
Dmitry Ivanov, 88 Wood Street, London, EC2V 7RS Tel.: +44 (0) 208 528 1020

     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
July 2, 2010

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

I.	Eligibility Requirements for Use of Form CB

A.	Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 (“Exchange Act”), and Rules 801 and 802 under the Securities Act of 1933 (“Securities Act”).

Instructions
	1.	For the purposes of this Form, the term “subject company” means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.
	2.	For the purposes of this Form, the term “tender offer” includes both cash and securities tender offers.
	B.	The information and documents furnished on this Form are not deemed “filed” with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II.	Instructions for Submitting Form
A.	(1)	Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires a party to submit the Form CB in electronic format via the Commission’s Electronic Data Gathering and Retrieval system (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 551-8900.

(2)	If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3)	A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4)	If filing the Form CB in paper in accordance with a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B.	When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

	C.	You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company’s

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home jurisdiction.
D.	If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III.	Special Instructions for Complying with Form CB

     Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

     Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

(a)	You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company’s home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b)	Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.
Item 2. Informational Legends
You may need to include legends on the outside cover page of any offering document(s) used in the transaction. See Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

     The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1)	Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in

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connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2)	Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).
Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3)	If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2)	Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1)	Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evgeny Ivanov

(Signature)
Evgeny Ivanov, Chairman

(Name and Title)

July 6, 2010

(Date)

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      This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation System
As Agent for Service of Process for
KazakhGold Group Limited, a
Jersey company

By:_/s/ Ronnie Spruill Jr._____________________________________

Name: Ronnie Spruill Jr.

Title: Manager

Date:  June 30, 2010

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you should immediately seek your own independent financial advice from your stockbroker, bank manager, solicitor or other independent professional adviser authorised under the Financial Services and Markets Act 2000 who specialises in advising upon investment in shares and other securities if you are resident in the United Kingdom or, if not, from another appropriately authorised financial adviser in your own jurisdiction. The whole of the text of this Prospectus should be read, but your attention is, in particular, drawn to Part II entitled “Risk Factors” on pages 6 to 34 of this Prospectus for a discussion of the risks that might affect the value of securities that you hold in KazakhGold.

If you have sold or otherwise transferred all of your Polyus Shares and/or Polyus ADSs (each as defined below), please send this Document and the accompanying documents to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The Private Exchange Offer (as defined below) is being made (i) to all holders of Polyus Shares and Polyus ADRs outside the Russian Federation, Canada, Australia and Japan who under the laws of their jurisdiction are permitted to participate in the Private Exchange Offer and (ii) in the Russian Federation, solely to certain legal entities that are “qualified investors” (as defined in the Russian Federal Law on the Securities Market). This document or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in Russia or to or for the benefit of any Russian person, and does not and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. The information contained in this Document must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this Document does not constitute placement and/or public circulation of securities or other financial instruments in Russia. The depositary receipts of KazakhGold Group Limited have not been and will not be registered in the Russian Federation and are not intended for and will not be admitted to “placement” or “public circulation” in Russia. This document has not been and will not be registered and/or filed or approved by a competent authority in the Russian Federation and is not intended to be made publicly available in Russia. ANY PERSON RESIDENT IN THE RUSSIAN FEDERATION OR WHO HAS OBTAINED A COPY OF THIS DOCUMENT AT AN ADDRESS WITHIN THE RUSSIAN FEDERATION AND WHO IS NOT A “QUALIFIED INVESTOR” (AS DEFINED IN ARTICLE 51.2 OF THE RUSSIAN SECURITIES MARKET LAW) IS REQUIRED TO DISREGARD IT. The Private Exchange Offer does not, and is not intended to, constitute a public offer in Russia. The Private Exchange Offer is not being made, directly or indirectly, to persons in jurisdictions in which the making of the Private Exchange Offer would constitute a violation of the relevant laws of such jurisdiction. The distribution of this Document in jurisdictions other than the UK or Jersey may be restricted by law and therefore persons into whose possession this Document comes should inform themselves about and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document, which comprises a Prospectus relating to KazakhGold prepared in accordance with the Prospectus Rules, has been approved as such by the Financial Services Authority in accordance with Section 85 of the Financial Services and Markets Act 2000. A copy of this Document has been filed with the Financial Services Authority and has been made available to the public in accordance with paragraph 3.2.1 of the Prospectus Rules.

KAZAKHGOLD GROUP LIMITED
(incorporated as a public company with limited liability under the laws of Jersey with registered company number 91264)

(1) Offer of up to 274,929,559 Level I GDSs, evidenced by Level I GDRs (the “Level I GDRs”), each representing one ordinary share of KazakhGold Group Limited, to certain holders of shares and/or American depositary shares of OJSC Polyus Gold pursuant to the Private Exchange Offer; and

(2) Admission to listing on the Official List of the UK Listing Authority, and to trading on the regulated part of the International Order Book of the London Stock Exchange plc, a regulated market for the purposes of the Markets in Financial Instruments Directive 2004/39/EC, of up to 1,815,837,075 depositary receipts, each representing one ordinary share of KazakhGold Group Limited, including up to 1,610,208,159 Level I GDRs and Regulation S GDRs being issued in connection with the Private Exchange Offer and related transactions.

On 30 June 2010, the Board of KazakhGold and OJSC Polyus Gold (“Polyus Gold”) announced the proposed combination of KazakhGold with OJSC Polyus Gold, (the “Proposed Combination”), which, if completed, would result in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold, currently the indirect controlling shareholder of KazakhGold. The Proposed Combination is to be effected through a series of transactions including a conditional private exchange offer to be made by KazakhGold to Eligible Polyus Securityholders (as defined below) for 15% of the issued Polyus Securities (“Private Exchange Offer”). Subject to applicable securities laws, the Private Exchange Offer is being made to all existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain Eligible Polyus Securityholders inside the Russian Federation, on the following basis:

for each Polyus Share: 9.260 Level I GDRs

for each Polyus ADS: 4.885 Level I GDRs

(every two Polyus ADSs represent one Polyus Share)

2 July, 2010

The Listing Application

The Existing Admission and the KazakhGold GDR Programme: On 1 December 2005, KazakhGold obtained Admission of up to 47,100,000 Global Depositary Receipts (“GDRs”), each representing one ordinary share of KazakhGold with a par value of £0.0001 each (a “KazakhGold Share”), issued under a GDR programme with The Bank of New York Mellon (formerly “The Bank of New York”), as depositary (the “Depositary”), pursuant to a deposit agreement dated 30 November 2005 (the “GDR Deposit Agreement”). At the time of that first Admission of GDRs, KazakhGold’s GDR programme comprised a facility for the issuance of GDRs outside the United States (the “Regulation S GDRs”) in offshore transactions in reliance on Regulation S (“Regulation S”) under the US Securities Act of 1933, as amended (the “US Securities Act”). On 26 July 2006, the GDR Deposit Agreement was amended to include a facility for the issuance of GDRs in the United States (the “Rule 144A GDRs” and together with the Regulation S GDRs, the “GDRs”) to Qualified Institutional Buyers, as defined in and in reliance on the exemption from the registration requirements of the US Securities Act provided by Rule 144A under the US Securities Act. As at the date of this prospectus, 15,791,632 GDRs have been issued, comprising 15,247,385 Regulation S GDRs and 544,247 Rule 144A GDRs.

The KazakhGold Level I GDR Programme and the new application for Admission: In addition to Admission and the GDR programme described above, and in connection with the Private Exchange Offer, KazakhGold has established a Level I Global Depositary Receipt programme (“Level I GDR Programme”) with the Depositary pursuant to a Level I Deposit Agreement to be dated on or about 2 July 2010 (the “Level I Deposit Agreement”) under which Level I GDRs may be issued against the deposit of KazakhGold Shares with the Depositary. KazakhGold is making a new application to the UKLA and the London Stock Exchange, respectively, for Admission of (i) up to 1,815,837,075 KazakhGold depositary receipts, in the form of both GDRs and Level I GDRs (collectively, “DRs”), consisting of (i) 544,247 Rule 144A GDRs that have been issued as at the date of this Prospectus and (ii) up to an additional 1,815,292,828 DRs to be issued from time to time against the deposit of KazakhGold Shares with the Depositary, in the form of GDRs or Level I GDRs, including up to 274,929,559 Level I GDRs that are expected to be issued upon completion of the Private Exchange Offer and up to an additional 1,335,278,600 Regulation S GDRs that are expected to be issued on or about the date of completion of the Private Exchange Offer upon the exercise by KazakhGold of the Options (as defined below).

It is expected that Admission of the DRs pursuant to the new application will become effective and that unconditional dealings in the Level I GDRs will commence on the London Stock Exchange at 8:00a.m. (London time) on or about 18 August 2010 or any such other date after the Transactions are completed.

A copy of this Document has been delivered to the Registrar of Companies in Jersey in accordance with Article 5 of the GPO and the Registrar has given, and has not withdrawn, his consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Articles 2 and 4(1) of the Control of Borrowing (Jersey) Order 1958, as amended, to the issue of securities in KazakhGold. It must be distinctly understood that, in giving these consents, neither the Registrar of Companies in Jersey nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of KazakhGold or for the correctness of any statement made, or opinions expressed, with regard to it. The Jersey Financial Services Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against liability from the discharge of its functions under that law.

HSBC, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for KazakhGold and no one else in connection with the Transactions and will not be responsible to anyone other than KazakhGold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Transactions, the contents of this Prospectus or any other matter referred to herein.

KazakhGold accepts responsibility for the information contained in this Document. To the best of the knowledge and belief of KazakhGold (which has taken all reasonable care to ensure that such is the case), the information contained in this Document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Notice to US holders of Polyus Shares and/or Polyus ADSs

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Private Exchange Offer is made for the securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for US holders of Level I GDRs to enforce their rights and any claim they may have arising under the US federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. US holders of Level I GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

US holders of Level I GDRs should be aware that KazakhGold may purchase securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated purchases.

Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved the securities offered in connection with the Private Exchange Offer, or determined if this Document or the Private Exchange Offer is accurate or complete. Any representation to the contrary is a criminal offence.

This document should not be distributed, forwarded or transmitted in or into Canada, Australia or Japan or, subject to certain exceptions, the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof. The Private Exchange Offer is not being made, directly or indirectly, in the Russian Federation to individuals or, with respect to legal entities, to legal entities that are not “qualified investors” under Russian law and does not, and is not intended to, constitute a public offer in Russia. Any person resident in the Russian Federation or who has obtained a copy of this Document at an address within the Russian Federation and who is not a “qualified investor” (as defined in Article 51.2 of the Russian Securities Market Law) is required to disregard it.

Notice to holders of Polyus Shares and/or Polyus ADSs

Belarus

This Document does not constitute a prospectus within the meaning of Article 9 of the Law of the Republic of Belarus “On Securities and Stock Exchanges” No. 1512-XII of 12 March 2003 (as amended), and it has not been approved, registered or endorsed by the Belarusian securities authorities in such capacity. This document is addressed and communicated in Belarus solely to the limited number of selected potential participants in the Private Exchange Offer. The KazakhGold Level I GDRs are not subject to the state registration in Belarus, and it is not required to seek certificate of foreign securities placement in Belarus from the securities authority pursuant to Resolution of the Ministry of Finance of the Republic of Belarus No. 112 of 12 September 2006 (as amended) since the KazakhGold Level I GDRs do not qualify as “shares” within the meaning of that regulation. However, acquisition of the KazakhGold Level I GDRs by residents of the Republic of Belarus is subject to receipt of the permit from the National Bank of the Republic of Belarus for acquisition of foreign securities which is to be sought by such potential participants of the Private Exchange Offer under the established procedures. In deciding whether or not to participate in the Private Exchange Offer, potential participants must rely on their own examination of KazakhGold and the terms of the Private Exchange Offer, including the merits and risks involved. Distribution of this Document solely to the limited number of persons does not and does not intend to constitute a public offering or an advertisement of the KazakhGold Level I GDRs in Belarus.

Estonia

This Document has not been, and will not be, submitted to or registered with the Estonian financial services supervisory authority (Finantsinspektsioon). An offer to the public in Estonia means the communication in any form and by any means of sufficient information on the terms of an offer of the KazakhGold Level I GDRs so as to enable an investor to decide to purchase or subscribe for the KazakhGold Level I GDRs with a number of exemptions set forth by Article 12(2) of the Estonian Securities Market Act (Väärtpaberituru Seadus), including offering of securities at any time to “qualified investors” or to non-qualified investors not exceeding 99 persons falling within the categories set out in Article 12(2) of the Estonian Securities Market Act (Väärtpaberituru Seadus). The KazakhGold Level I GDRs have not been and will not be offered to, and may not be subscribed for by, the public in Estonia. Distribution of this Document does not and does not intend to constitute a public offering or an advertisement of the KazakhGold Level I GDRs in Estonia.

Germany

This Document is only directed at persons in Germany who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) and Section 2 subsection 6 of the German Securities Prospectus Act or are persons to whom an offer of transferable securities may otherwise be made without the requirement for an approved prospectus pursuant to Section 3 subsection 2 of the German Securities Prospectus Act (all such persons together referred to as “Relevant Persons”). This document has not been submitted to, nor has it been approved by, the Bundesanstalt für Finanzdienstleistungsaufsicht, the German Financial Services Supervisory Authority. The Level I GDRs must not be distributed within Germany by way of a public offer, public advertisement or in any similar manner and this Document and any other document relating to the Private Exchange Offer or the Level I GDRs, as well as information contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of Level I GDRs to the public in Germany. This document and other documents relating to the Private Exchange Offer or the Level I GDRs are strictly confidential and may not be distributed to any person or entity other than the recipients hereof. This document must not be relied on or acted upon by persons who are not Relevant Persons. The Private Exchange Offer to which this Document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Israel

This Document shall not constitute an offer to sell or the solicitation of an offer to buy any Level I GDRs in the State of Israel. This document is not intended to be issued to persons other than to corporations of the type contemplated by Section 15A(b)(1) of, and the First Schedule to, the Israeli Securities Law, 1968, as amended from time to time, and any regulations promulgated thereunder (the “Israeli Securities Law”). In making a decision of whether or not to participate in the Private Exchange Offer, you must rely on your own examination of KazakhGold and the terms of the Private Exchange Offer, including the merits and risks involved. The Level I GDRs have not been recommended by the Israeli Securities Authority. Furthermore, the Israeli Securities Authority has not confirmed the accuracy or determined the adequacy of this Document or any other document relating to the Private Exchange Offer or the Level I GDRs.

The Level I GDRs will not be registered under the Israeli Securities Law. Prior to the receipt of any Level I GDRs, a prospective participant in the Private Exchange Offer may be required to represent to KazakhGold that it is a corporation of the type contemplated by Section 15A(b)(1) of, and the First Schedule to, the Israeli Securities Law, or may otherwise be required to demonstrate to the satisfaction of KazakhGold that the delivery of Level I GDRs to such participant would not give rise to circumstances which would constitute an offer or sale to the public within the meaning of the Israeli Securities Law.

Kazakhstan

This Document has not been, and will not be, submitted to or registered with the competent regulatory authorities in Kazakhstan. This document is addressed and communicated in Kazakhstan solely to the limited number of selected potential participants in the Private Exchange Offer. The KazakhGold Level I GDRs are not subject to the state registration in Kazakhstan. Distribution of this Document does not and does not intend to constitute a public offering or an advertisement of the KazakhGold Level I GDRs in Kazakhstan.

Latvia

This Document has not been, and will not be, submitted to or registered with the competent regulatory authorities in Latvia. According the Latvian Law On the Market for Financial Instruments, an offer of securities is not deemed to be a public offer (and, therefore, is not subject to a requirement to register a prospectus) if, amongst other exemptions, it is addressed only to “qualified investors”, or if it is addressed to less than 100 persons who are not “qualified investors”. Distribution of this Document does not and does not intend to constitute a public offering or an advertisement of the KazakhGold Level I GDRs in Latvia.

Luxembourg

The Level I GDRs may not be offered or sold in the Grand Duchy of Luxembourg, except for Level I GDRs which are offered in circumstances that do not require the approval of a prospectus by the Luxembourg financial regulatory authority and the publication of such prospectus in accordance with the Law of July 10, 2005 on prospectuses for securities. The Level I GDRs are offered to a limited number of persons or to institutional investors, in all cases under circumstances designed to preclude a distribution that would be other than a private placement. This document and any other documents relating to the Private Exchange Offer or the Level I GDRs may not be reproduced or used for any purpose, or furnished to any person other than those to whom copies have been sent.

Switzerland

This Document does not constitute a prospectus within the meaning of Articles 652a and 1156d of the Swiss Code of Obligations. This document is being communicated in Switzerland to a limited number of selected potential participants in the Private Exchange Offer. The Level I GDRs may not be offered to the public in or from Switzerland, and neither this Document nor any other documents relating to the Private Exchange Offer or the Level I GDRs may be distributed in connection with any public offering. The Level I GDRs may only be offered in or from Switzerland to qualified investors as defined in Articles 3 and 10 paragraphs 3 and 4 CISA and 6 paragraph 2 CISO, without any public offering.

Ukraine

The KazakhGold Level I GDRs have not been and will not be offered to, and may not be subscribed for by, the public in Ukraine. No action has been taken to authorize an offer of the KazakhGold Level I GDRs to the public in Ukraine and the distribution of this Document shall not constitute financial services for the purposes of the Law of Ukraine “On Financial Services and State Regulation of Financial Services Markets” dated 12 July 2001. Offer of the KazakhGold Level I GDRs in the Private Exchange Offer shall not constitute circulation, distribution, placement, sale, purchase or other transfer of securities in the territory of Ukraine. Accordingly, nothing in this

v

Document or any other documents, information or communications related to the KazakhGold Level I GDRs shall be interpreted as containing any offer or invitation to, or solicitation of, any such circulation, distribution, placement, sale, purchase or other transfer of securities in the territory of Ukraine. This document is strictly for private use by its holder and may not be passed on to third parties or otherwise publicly distributed. Distribution of this Document solely to the limited number of persons does not and does not intend to constitute a public offering or an advertisement of the KazakhGold Level I GDRs in Ukraine.

Important Information about this Prospectus

Investors in DRs must rely on their own examination of the Combined Group (as defined below), including the merits and risks involved. Investors in DRs should rely only on the information contained in, or expressly incorporated by reference into, this Prospectus in making an assessment of the assets and liabilities, financial position, profits and losses and prospects of KazakhGold and the rights attaching to the DRs. KazakhGold has not authorised any other person to provide any investors in DRs with information regarding the DRs, other than the information contained herein. If anyone provides any investor in DRs with different or inconsistent information, such investor in DRs should not rely on it. The information contained in this Prospectus speaks only as at the date of this Prospectus and KazakhGold undertakes no duty to, and will not necessarily, update any of such information in light of new information or future events, except to the extent required by applicable law and the UK Listing Authority’s Listing Rules, Prospectus Rules, Disclosure Rules and Transparency Rules. Investors in DRs should not consider any information in this Prospectus to be investment, legal or tax advice. Each investor in DRs should consult its own counsel, accountant and other advisers for legal, tax, business, financial and related advice regarding the DRs.

Presentation of Financial and Certain Other Information

The audited consolidated financial statements of KazakhGold as at and for the years ended 31 December 2009, 2008 and 2007, which are incorporated by reference in this Prospectus, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) and in U.S. dollars. This Prospectus also contains financial information of OJSC Polyus Gold, which has been prepared in accordance with IFRS. The audited consolidated financial statements of KazakhGold as at and for the year ended 31 December 2009 have been audited by ZAO Deloitte & Touche CIS. The audited consolidated financial statements of KazakhGold as at and for the years ended 31 December 2008 and 2007 have been audited by BDO Stoy Hayward LLP.

The presentation currency of the audited consolidated financial statements is the US Dollar. Although financial information is presented in US Dollars, investors should not construe those translations as representation that those amounts could be converted from one currency to another at any particular rate or at all.

As disclosed elsewhere in this Prospectus, in connection with the preparation of the audited consolidated financial statements as of and for the year ended 31 December 2009, KazakhGold restated the comparative 2008 information included in such 2009 consolidated financial statements for material identified errors, changes in accounting policies and reclassifications. As a result of this restatement, the comparative information for 2008 included in the audited consolidated financial statements as at and for the year ended 31 December 2009 are not comparable to the amounts included in the consolidated financial statements for the year ended 31 December 2008, which had been prepared and published prior to the preparation and publication of the audited consolidated financial statements for the year ended 31 December 2009. The 2008 financial information presented throughout this Prospectus has been derived from the unaudited comparative 2008 information included in the audited consolidated financial statements for the year ended 31 December 2009 incorporated by reference in this Prospectus and not the previously published 2008 consolidated financial statements. For consistency purposes, KazakhGold has also restated the 2007 financial information included in this Prospectus to reflect the 2008 restatements for material errors, changes in accounting policies and reclassifications.

The previously published consolidated financial statements for the year ended 31 December 2008 and the consolidated financial statements for the year ended 31 December 2007 incorporated by reference herein have not been restated to correct the errors or reflect the changes in accounting policies or the reclassifications. As a result, the financial information in this Prospectus is not comparative to the previously issued financial statements for the year ended 31 December 2008 and the year ended 31 December 2007. The comparative restated and re-presented financial information for the year ended 31 December 2008 is in the audited consolidated financial statements as at for the year ended 31 December 2009 for comparative purposes only and is unaudited. The restated 2007 financial information included in this Prospectus to reflect the 2008 restatements for material errors, changes in accounting policies and reclassifications is also unaudited. See “Part X – Operating and Financial Review of KazakhGold – Restatement of the consolidated financial statements”. KazakhGold, Kazakhaltyn and Jenington have commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. alleging, among other things, that the defendants had misappropriated funds intended for capital expenditures and overstated gold sales and production information in 2008 and 2007. See “Part VI – Information on KazakhGold – Litigation”. Based on the information available to it to date, the Board of KazakhGold believes that the effect of the misappropriation of the funds intended for capital expenditures has been substantially reflected in the restatements of the 2008 unaudited consolidated financial information contained in the 2009 audited consolidated financial statements of the KazakhGold Group, and that the restated gold sales revenue for 2008 reflects some of the adjustments required to account for the overstatement of gold sales that KazakhGold now alleges to have been made during that period. However, based on the information available to it to date, the Board of KazakhGold believes that the previously published 2008 and 2007 gold sales and gold production information is likely to have been overstated.

This Prospectus also contains unaudited pro forma financial information prepared in accordance with IFRS. The unaudited pro forma financial information included herein is based on available information and certain assumptions that KazakhGold believe are reasonable. The unaudited pro forma financial information is presented for illustrative purposes only and is not intended to be indicative of the results expected when the results of Polyus Gold are consolidated with KazakhGold after the Transactions, nor does it purport to project KazakhGold’s results of operations for any future period or KazakhGold’s condition at any future date. KazakhGold’s future operating results may differ materially from the pro forma amounts set out herein due to various factors, including changes in operations.

Market, Economic and Industry Data

Information contained in this Document relating to the gold mining industry and the competitors of the KazakhGold Group and Polyus Gold Group (which may include estimates and approximations) was derived from publicly available information, including press releases and filings under various securities laws. The primary source of information on the gold mining industry was Gold Fields Mineral Services Limited of London (“GFMS”). In addition, KazakhGold obtained currency exchange rate data from the National Bank of Kazakhstan. Information on Polyus Gold has been primarily derived from information published by Polyus Gold pursuant to the UK Listing Authority’s Disclosure Rules and Transparency Rules. The sources of such information are stated in the relevant sections of the Prospectus where such information appears. KazakhGold confirms that such information has been accurately reproduced from such sources and, as far as KazakhGold is aware and is able to ascertain, no facts have been omitted that would render the reproduced information inaccurate or misleading. However, KazakhGold has relied on the accuracy of this information without carrying out an independent verification. Accordingly, KazakhGold only accepts responsibility for accurately reproducing such extracts as they appear in this Prospectus. It accepts no further or other responsibility in respect of such information.

Currency Presentation

Unless otherwise indicated, all references in this Document to “USD” or “US dollars” are to the lawful currency of the United States, all references to “KZT” or “Tenge” are to the lawful currency of the Republic of Kazakhstan (“Kazakhstan”), all references to “RUB” or “roubles” are to the lawful currency of the Russian Federation (“Russia”) and all references to “GBP”, “£” or “pounds sterling” are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland (the “United Kingdom” or “UK”).

References to Defined Terms

Certain terms used in this Document, including certain capitalised terms and certain technical and other terms, are defined, and certain selected industry and technical terms used in this Document, are defined, in “Definitions” and “Glossary of Technical Terms”.

PART I

SUMMARY

The following summary should be read as an introduction to and in conjunction with the full text of this Prospectus. Any decision to accept the Private Exchange Offer or invest in KazakhGold should be based on a consideration of the Prospectus as a whole.

Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each member state of the European Economic Area (“EEA”), civil liability attaches to those persons responsible for the summary, including any translation of the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to the information contained in this Document is brought before a court, the plaintiff investor might, under the national legislation of the relevant EEA states, have to bear the costs of translating this Prospectus before legal proceedings are initiated.

The Proposed Combination

On 30 June 2010, the Board of KazakhGold and Polyus Gold announced the proposed combination of KazakhGold with Polyus Gold (the “Proposed Combination”), which, if completed, would result in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold, currently the indirect controlling shareholder of KazakhGold. The Proposed Combination is to be effected through a series of transactions (the “Transactions”) including a conditional private exchange offer to be made by KazakhGold to Eligible Polyus Securityholders for 15% of the issued Polyus Securities (the “Private Exchange Offer”).

Background

On 9 July 2009, Polyus Gold, through its indirect wholly-owned subsidiary, Jenington International Inc. (“Jenington”), made a recommended partial offer to acquire 50.1% of the issued and to be issued share capital of KazakhGold. The Partial Offer was declared wholly unconditional on 14 August 2009.

Since acquiring its interest in KazakhGold in 2009, Polyus Gold has managed KazakhGold and, through Jenington, has funded the development and operations of KazakhGold through two USD 50 million shareholder loans.

The Proposed Combination will create a single holding company which will combine the businesses of both KazakhGold and Polyus Gold, unifying the shareholder bases of the companies under a single listing on the London Stock Exchange.

The Private Exchange Offer

Subject to applicable securities laws, the Private Exchange Offer is being made to all existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain Eligible Polyus Securityholders inside the Russian Federation, on the following basis:

for each Polyus Share:	9.260 Leve I GDRs

for each Polyus ADS:	4.885 Level I GDRs
(every two Polyus ADSs represent one Polyus Share)

On 30 June 2010 the Board of KazakhGold determined that the Exchange Ratios were fair from a financial point of view so far as the existing shareholders of KazakhGold were concerned. In arriving at this determination, the Board of KazakhGold took advice from BMO Capital Markets as independent financial adviser to the Board of KazakhGold.

In addition to the Private Exchange Offer, the Transactions comprise the granting of options (the “Options”) to KazakhGold under (i) the conditional option agreement between KazakhGold and entities under the respective beneficial ownership of Nafta and Onexim, which are currently the two principal shareholders of Polyus Gold, to acquire their entire holdings of Polyus Securities (the “Principal Shareholders Option Agreement”), and (ii) a conditional option agreement between Jenington and KazakhGold to acquire Jenington’s entire holding of Polyus Shares (the “Jenington Option Agreement”). Completion of the Private Exchange Offer and the exercise of the options are both subject to conditions as described below. The Transactions, if completed, would constitute a reverse takeover of Polyus Gold by KazakhGold.

The Principal Shareholders Option Agreement

In addition to the Private Exchange Offer, the Transactions also comprise the granting of options to KazakhGold under the Principal Shareholders Option Agreement by entities under the respective beneficial ownership of the two Principal Shareholders of Polyus Gold, the Nafta group and the Onexim group, to acquire their entire holdings of Polyus Securities, comprising 94,797,361 Polyus Shares and 93,644,839 Polyus ADSs, representing, in aggregate, 74.3% of the issued and outstanding share capital of Polyus Gold. The exchange ratios used under the Principal Shareholders Option Agreement to calculate the number of Regulation S GDRs to be issued to the Principal Shareholders are the same as the ratios used in the Private Exchange Offer for the exchange of Polyus Shares and Polyus ADSs for Level I GDRs. Nafta is a privately-owned group of portfolio investment companies under the beneficial ownership of Mr. Suleiman Kerimov (“Nafta”), and Onexim is a privately-owned investment fund under the beneficial ownership of Mr. Mikhail Prokhorov (“Onexim”). Nafta and Onexim are the current principal shareholders of Polyus Gold.

The Jenington Option Agreement

KazakhGold has also entered into the Jenington Option Agreement, under which Jenington has granted KazakhGold the option to acquire Jenington’s entire holding of 10,776,161 Polyus Shares, representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares. The exchange ratio used under the Jenington Option Agreement to calculate the number of KazakhGold Shares to be issued to Jenington is the same as the ratio used in the Private Exchange Offer for the exchange of Polyus Shares for Level I GDRs. The option may be exercised and exchange completed at any time prior to or after the expiration time of the Private Exchange Offer and the Principal Shareholders Option Agreement.

Completion of the Private Exchange Offer and the exercise of the Options are each subject to conditions. The Transactions are described more fully in Part V.

Following completion of the Private Exchange Offer and the exercise and settlement of the Options, Polyus Gold will become a subsidiary of KazakhGold and KazakhGold, subject to shareholder approval and admission of the GDRs to the Official List of the UKLA and to trading on the London Stock Exchange, will be renamed “Polyus Gold International Limited”.

The Jenington Distribution

Following the completion of the Partial Offer in August 2009, Jenington entered into a shareholder loan of up to USD 50 million to KazakhGold (the “Jenington Shareholder Loan”). See “Part VI – Information on KazakhGold – Material Contracts”. The shareholder loan is convertible at the option of Jenington into newly-issued KazakhGold Shares at a price of USD 1.50 per share. Jenington has notified KazakhGold that, conditional upon the completion of the Transactions and the Placing, it will convert the Jenington Shareholder Loan into new KazakhGold Shares, such shares to be delivered to the Depositary under KazakhGold’s DR programmes. Jenington has instructed the Depositary to issue, upon the receipt of such shares, Level I GDRs and Regulation S GDRs (the “Jenington Distribution GDRs”) and to distribute them to those Polyus Securityholders who have validly accepted the Private Exchange Offer and to the Principal Shareholders, respectively (together, the “Jenington Distribution Recipients”), on a pro rata basis, based on the number of Level I GDRs and/or Regulation S GDRs received by each of the Jenington Distribution Recipients.

After completion of the Transactions, on the assumptions that:

•	the Private Exchange Offer acceptance condition is fulfilled;

•	the Options are exercised and completed; and

•	the Jenington Shareholder Loan, in an amount of USD 50 million, is converted into KazakhGold Shares,

it is expected that the Jenington Distribution Recipients will receive not less than 0.02 Jenington Distribution GDRs for every new GDR or KazakhGold Share issued under the Transactions. No fractional entitlements for Jenington Distribution GDRs will be delivered and individual entitlements (based on the overall level of acceptances received under the Private Exchange Offer) will be rounded down to the nearest whole number of Jenington Distribution GDRs. It is currently expected the Jenington Distribution GDRs will be delivered (to the accounts as notified by acceptors of the Private Exchange Offer in their Forms of Acceptance or to the account in which they held the Polyus ADSs) to the persons entitled thereto at the end of September 2010.

For certain tax consequences for persons receiving Jenington Distribution GDRs, see “Part XIV – Taxation – Taxation of the Distribution by Jenington”.

Reasons for and benefits of the Proposed Combination

The Board of KazakhGold and Polyus Gold believe that the Combined Group resulting from the Proposed Combination will provide substantial benefits to both Polyus Gold and KazakhGold, as well as holders of their respective shares and depositary receipts, including:

•	Creation of a leading gold producer

•	Strong platform for growth

•	Improved financial position for KazakhGold

•	Enhanced liquidity and visibility of the Combined Group

•	Improved access to capital markets

•	Enhanced corporate governance

•	Potential to move to a Premium Listing

•	Attractive acquisition currency

•	Elimination of multiple trading platforms and rationalisation of costs

The Application for Admission

On 1 December 2005, KazakhGold obtained Admission of up to 47,100,000 Regulation S GDRs. KazakhGold is applying to the UKLA and the London Stock Exchange, respectively, for Admission of up to a further 1,815,837,075 DRs, with Admission expected to become effective at 8:00 a.m. (London time) on or about 18 August 2010 or any such other date after the Transactions are completed.

Information on KazakhGold

The KazakhGold Group is one of the leading gold mining companies in Kazakhstan based on its gold resources.

The KazakhGold Group’s principal mining operations in Kazakhstan comprise:

•	the Aksu mine (including the Aksu and adjacent Quartzite Hills deposits);

•	the Bestobe mine; and

•	the Zholymbet mine.

Information on Polyus Gold

The Polyus Gold Group is an international gold mining company, the largest gold producer in Russia, according to the Russian Union of Gold Miners, and one of the world’s leading gold producers based on mineral resources and production volumes. In 2009, the Polyus Gold Group produced 1.231 million troy ounces of gold, excluding 30 thousand ounces of gold produced by KazakhGold’s operations during August to December 2009, or approximately 19% of total Russian gold production (1.222 million troy ounces in 2008 representing 21% of Russian gold production).

The Board of KazakhGold

The Board of Directors of KazakhGold currently consists of five members, including the Chairman of the Board of Directors and Chief Executive Officer, Evgeny I. Ivanov, who is also the General Director of Polyus Gold. The composition of the Board of Directors of KazakhGold is expected to change upon the completion of the Transactions.

Risk Factors

Risks associated with the KazakhGold Group

•	KazakhGold cannot guarantee that the material uncertainty indicated in its audited financial statements for the year ended 31 December 2008 which may have cast a significant doubt about its ability to continue as a going concern will not reappear.

•	As a result of fire damage and disruptions to servers that occurred prior to the Partial Offer, significant historical accounting and production information has been destroyed.

•	The 2008 and 2007 Financial Statements as originally reported contained material errors, the 2009 Financial Statements include unaudited, restated corresponding financial information for 2008 and the auditors’ report on the 2009 Financial Statements is qualified. KazakhGold, Kazakhaltyn and Jenington have commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc., alleging, among other things, that the defendants had misappropriated funds intended for capital expenditures and overstated gold sales and production information in 2008 and 2007.

•	KazakhGold is currently in default of the terms of the Senior Notes.

•	The KazakhGold Group may not be able to generate sufficient cash from operating activities to service its debt.

•	The KazakhGold Group requires significant capital expenditures, which may require external financing that may not be provided.

•	KazakhGold is currently subject to restrictions on its ability to pay dividends.

•	The Kazakh state may be entitled to exercise pre-emptive rights over assets acquired by the KazakhGold Group, transfers of shares in KazakhGold’s subsidiaries and the issuance of new DRs.

•	Kazakh competition regulations and procedures are subject to uncertainties.

•	If transactions that KazakhGold and its subsidiaries have entered into are challenged for non-compliance with applicable Kazakh legal requirements, the transactions could be invalidated or liabilities imposed on the KazakhGold Group.

Risks associated with the Polyus Gold Group

•	The Polyus Gold Group requires significant capital expenditures, which may in the longer term require external financing that may not be provided.

•	The Polyus Gold Group’s principal operations are located in remote areas with harsh climates, and the delivery of supplies to the areas where it operates may be disrupted or transportation costs may increase.

•	The Polyus Gold Group may be required to purchase or lease the land occupied by its operations.

•	If transactions that Polyus Gold and its Russian subsidiaries have entered into are challenged for non-compliance with applicable legal requirements, the transactions could be invalidated or liabilities imposed on the Polyus Gold Group.

•	Legal uncertainties relating to privatisation of the Polyus Gold Group’s assets may exist.

•	Inflation may materially adversely affect the Polyus Gold Group’s results of operations.

•	The Polyus Gold Group is subject to anti-monopoly laws enforced by the Federal Anti-monopoly Service, which may result in certain limitations being imposed on the Polyus Gold Group’s activities.

•	The Polyus Gold Group is subject to limitations imposed by the Russian legislation on the rights of foreign entities to invest in certain Russian companies and in the subsoil sector.

Risks associated with the gold mining industry

•	The financial results of companies operating in the gold mining industry depend largely on the price of gold, which may be subject to significant volatility.

•	The Combined Group’s development strategy may not succeed.

•	Success in the gold mining industry depends on maintaining a highly qualified, skilled workforce, including qualified geologists and other mining specialists.

•	Gold exploration and the development of mines involves a high degree of risk and uncertainty.

•	The volume and grade of the ore the Combined Group recovers may not conform to current expectations.

•	The Combined Group’s business could be adversely affected if it fails to obtain, maintain or renew necessary contracts, licences and permits, including subsoil licences, or fails to comply with the terms of its contracts, licences and permits.

•	The Combined Group will be subject to mining risks.

•	The Combined Group will be subject to extensive environmental controls and regulation.

•	The Combined Group’s operations will depend to a significant extent on external contractors.

•	The Combined Group may not be able to renew arrangements with trade unions on favourable terms, and its operations could be adversely affected by strikes and lockouts.

•	The Combined Group will be responsible for maintaining part of the social and physical infrastructure in some of the regions in which it operates.

•	The Combined Group’s level or scope of insurance coverage may not be adequate.

•	The Combined Group will be subject to exchange rate risks.

•	Kazakh and Russian currency control regulations may hinder the Combined Group’s ability to conduct business.

•	Emerging markets such as Kazakhstan or Russia are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Risks relating to the Transactions and the DRs

•	KazakhGold may not acquire the entire issued and outstanding share capital of Polyus Gold as a result of the Transactions.

•	Voting rights with respect to the KazakhGold Shares represented by the DRs are limited by the terms of the relevant Deposit Agreement.

•	KazakhGold is not subject to mandatory corporate governance requirements.

•	The principal shareholders of KazakhGold following the Transactions have the ability to exert significant influence over the Combined Group and its business, and the interests of those principal shareholders may conflict with those of other shareholders of KazakhGold.

•	Future sales of KazakhGold Shares or DRs may affect the market price of the DRs.

•	The price of DRs may be highly volatile.

•	If the Transactions are completed, Polyus Gold intends to de-list the Polyus ADSs and terminate the Polyus ADR programme.

PART II

RISK FACTORS

Investing in the DRs involves a high degree of risk. Prospective investors should carefully consider the following risk factors, and all information contained in this Document, before investing in the DRs. KazakhGold has described below the risks and uncertainties that the management of KazakhGold believes to be material, but additional risks and uncertainties that KazakhGold is not aware of or that KazakhGold currently believes are immaterial may also adversely affect the Combined Group’s business, operating results and financial condition. If any of these events occur, the Combined Group’s business, operating results and financial condition could be materially and adversely affected, the price of the DRs may decline and/or its ability to pay dividends could be impaired. Prospective investors should pay particular attention to the fact that the majority of the KazakhGold Group’s assets are located in Kazakhstan and, following completion of the Transactions, will be located in Russia, each of which has a legal and regulatory regime that differs in many respects from legal and regulatory regimes in other countries.

Risks associated with the KazakhGold Group

KazakhGold cannot guarantee that the material uncertainty indicated in its audited financial statements for the year ended 31 December 2008 which may have cast a significant doubt about its ability to continue as a going concern will not reappear

As disclosed in KazakhGold’s Annual Report for the year ended 31 December 2008, the KazakhGold Group’s production levels and working capital levels had deteriorated since 1 January 2008 such that the KazakhGold Group did not then have sufficient funds to finance the work programmes to develop its three principal mines and to extinguish a number of liabilities. On 5 May 2009, KazakhGold was unable to make the scheduled interest payment on its USD 200 million 9.375% senior notes due November 2013. The 2008 Annual Report stated that the KazakhGold Group’s ability to continue as a going concern was dependent upon the successful completion of the Partial Offer (which completed in August 2009) and the Placing, which was completed on 1 July 2010, with settlement expected on or about 6 July 2010. The Audit Report for KazakhGold’s consolidated financial statements for the year ended 31 December 2008 contained an “emphasis of matter” paragraph that these conditions indicated the existence of a material uncertainty which may cast significant doubt about the KazakhGold Group’s ability to continue as a going concern.

KazakhGold believes that, as a result of improvements to its operations, the completion of the Partial Offer, the completion of the Placing, and if necessary, provision of additional funding from its parent, Jenington, or Polyus Gold, it will be able to meet its borrowing obligations and continue to finance its operational activities. In June 2009, KazakhGold obtained two subordinated loans in an aggregate amount of USD 31.0 million from Gold Lion, then its controlling shareholder, in order to fund a USD 9.4 million interest payment on the Senior Notes and redemption payments totalling USD 21.6 million on its Kazakh bonds. In August 2009 and February 2010 KazakhGold also entered into two USD 50 million loan agreements with Jenington, its new parent, to provide it with funds for working capital purposes and to fund the USD 8.4 million consent fee payable to holders of the Senior Notes in connection with the Partial Offer. The Placing was completed on 1 July 2010, with settlement expected on or about 6 July 2010. The proceeds are expected to be used to repay the February 2010 USD 50 million loan agreement, together with accrued interest, with Jenington, as well as for general corporate purposes. It is expected that, subject to completion of the Transactions and the Placing, Jenington will exercise its right to convert all amounts outstanding under the August 2009 USD 50 million shareholder loan into KazakhGold Shares with Level I GDRs and Regulation S GDRs evidencing such KazakhGold Shares distributed in the Jenington Distribution. See “Part V – Information on the Transactions” and “Part X – Operating and Financial Review of KazakhGold – Review of financial sustainability and solvency”. KazakhGold’s consolidated financial statements for the year ended 31 December 2009 have been prepared using the going concern assumption, as explained in Note 1 to the consolidated financial statements. See “– The KazakhGold Group may not be able to generate sufficient cash to service its debt”.

As a result of fire damage and disruptions to servers that occurred prior to the Partial Offer, significant historical accounting and production information has been destroyed

Following completion of the Partial Offer, the new management of KazakhGold discovered that fires and disruptions to servers destroyed significant historical information for periods prior to 1 January 2009. In June 2009, there was a fire at an important administrative storage site in Aksu, during which, and in the subsequent cleanup, substantially all historical financial information related to periods prior to 2009 in respect of the activities of KazakhGold’s subsidiaries was destroyed. In addition, the accounting information and databases for the periods prior to 1 January 2009 were subsequently lost as a result of technical breakdowns with the subsidiaries’ servers. Project documentation which remains available is mostly outdated or is incomplete. Furthermore, the KazakhGold Group experienced a substantial outflow of qualified personnel in the first half of 2009, and, consequently, new management has had limited opportunity to confirm data for periods prior to 1 January 2009 with staff who were employed by KazakhGold during those periods.

Although the new management of KazakhGold has expended substantial time and effort to gather information to understand the historical transactions which contributed to the KazakhGold Group’s current difficult financial situation, it is unable to fully verify all of the financial and production information relating to periods prior to 1 January 2009. Financial information and documentation for the year ended 31 December 2009 are available, and therefore KazakhGold was able to prepare financial statements for 2009 year. In addition, the accounting database as of 1 January 2009 is available.

Due to the fact that fire destroyed significant amount of historical information, including purchase and construction costs of property, plant and equipment, management was unable to restore information on opening balances for property, plant and equipment, and KazakhGold relied on the revaluation model for the measurement of property, plant and equipment to provide reliable and relevant information about the Group’s assets as described in Note 2 to the KazakhGold Group’s consolidated financial statements included elsewhere in this Prospectus. Management also performed a reconciliation of other financial information in accounting database at 1 January 2009.

The 2008 and 2007 Financial Statements as originally reported contained material errors, the 2009 Financial Statements include unaudited, restated corresponding financial information for 2008 and the auditors’ report on the 2009 Financial Statements is qualified. KazakhGold, Kazakhaltyn and Jenington have commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc., alleging, among other things, that the defendants had misappropriated funds intended for capital expenditures and overstated gold sales and production information in 2008 and 2007

In the course of preparing the consolidated financial statements for 2009, certain errors have been identified in respect of the previously published consolidated financial statements of KazakhGold for the years ended 31 December 2008 and 2007. In addition, the effect of loss of information due to fires and other disruptions that occurred prior to the Partial Offer indicated material weaknesses in KazakhGold’s internal controls. New management of KazakhGold considers that the existence of errors and loss of data resulted from ineffective controls. Moreover, the new management team has reconsidered certain accounting policies and presentations and has addressed these items in the preparation of the financial statements for the year ended 31 December 2009.

KazakhGold’s new management has implemented a series of measures to improve its internal controls, including instituting stricter controls and monitoring processes. These measures include the implementation of improved storage procedures and the introduction of a new server. Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that either KazakhGold or the KazakhGold Group, or Polyus Gold or the Polyus Gold Group, will be unable to comply with their respective obligations as a company with securities admitted to the Official List.

The errors identified by management of KazakhGold comprised the following:

•	Accounting for the acquisition of Norox Mining Company Limited. In 2009, management identified an error in the original accounting for the acquisition of 100% of the share capital of Norox Mining Company Limited in 2007. Norox Mining Company Limited is the owner of 66.7% of the share capital of JSC Talas Gold Mining Company. At the time of the original accounting, the acquisition of Norox Mining Company Limited was treated as an asset acquisition. The fair values of identifiable net assets were determined and the difference between consideration transferred and fair value of identifiable net assets acquired was recognised as “Negotiation Rights” within intangible assets.

Management determined in 2009 that the negotiation rights did not meet the recognition criteria for intangible assets at the date of acquisition of Norox Mining Company Limited as these rights did not arise from contractual or other legal rights. The correction of this error resulted in a reduction to intangible assets and retained earnings by USD 48.5 million at 31 December 2008.

•	Capitalisation of certain construction, repair, maintenance and exploration works during the year ended 31 December 2008. In 2009, management identified errors in the treatment of certain costs that were recorded as asset additions during 2008. These costs did not meet the criteria for asset recognition and should have been expensed when incurred, together with finance costs capitalised on those assets, instead of reflected as asset additions. Comparative financial information for 2008 has been restated to write off these additions and to reflect them as costs during the period.

In addition, management has made an assessment of taxes and penalties to which the KazakhGold Group is exposed due to inappropriate capitalisation of the property, plant and equipment. As a result, additional value added tax has been recorded in the 2008 restated statement of financial position. See “Part X – Operating and Financial Review of KazakhGold – KazakhGold Group’s operating results – Discussion of results of operations for the years ended 31 December 2009, 2008 and 2007 – Other expenses, net”.

The correction of these errors reduced retained earnings by USD 193 million at 31 December 2008.

•	Advances paid to contractors and revenue from sales of gold. In 2008, the KazakhGold Group recorded revenue from gold sales in the amount of USD 36,739 thousand to a customer, as part of a series of offsetting arrangements with certain suppliers to the KazakhGold Group. Accounts receivable from these gold sales were not repaid by 31 December 2008, but were purportedly settled by the customer with the KazakhGold Group’s suppliers. As a result of such purported settlement, advances paid to suppliers of the same amount were recorded in the KazakhGold Group’s consolidated financial statements for the year ended 31 December 2008.

In 2009, management performed an investigation of the relevant transactions and concluded that there was no substance to the transactions. The financial effect of this error has been corrected and the consolidated financial statements have been restated to reflect the reversal of previously recorded revenues and trade and other receivables. The correction of these errors reduced revenues by USD 37 million for the year ended 31 December 2008 and retained earnings by USD 37 million at 31 December 2008.

•	Other errors. The new management also identified other errors which have been adjusted at 31 December 2008. These include (i) an error in the original calculation and accounting for environmental obligations; (ii) an error in accounting for historical costs related to a charge levied by the Government of the Republic of Kazakhstan to compensate the State for historical geological works in respect of mineral reserves and resources; and (iii) errors in the amount of current tax payable and other taxes payable recorded at 31 December 2008. See “Part X – Operating and Financial Review of KazakhGold – Restatement of the Consolidated Financial Statements”.

As a result of the identification of these material errors, as well as the changes in accounting policy and reclassifications made by KazakhGold, the corresponding financial information as of and for the year ended 31 December 2008 included in the KazakhGold Group’s consolidated financial statements for the year ended 31 December 2009 has been restated, and this corresponding financial information is unaudited. The auditors’ report on these financial statements contains an “Emphasis of Matter” to draw attention to these matters.

In addition, the auditors’ report on the 2009 Financial Statements is qualified due to the omission of a consolidated statement of financial position at 1 January 2008 and accompanying notes as required by IAS 1 “Presentation of Financial Statements” where an entity restates its consolidated financial statements.

KazakhGold, Kazakhaltyn and Jenington have commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc., alleging, among other things, that the defendants had misappropriated funds intended for capital expenditures and overstated gold sales and production information in 2008 and 2007. See “Part VI – Information on KazakhGold – Litigation”. Gold Lion is a shareholder of KazakhGold. See “Part VI – Information on KazakhGold – Principal Shareholders of KazakhGold”. Based on the information available to it to date, the Board of KazakhGold believes that the effect of the misappropriation of the funds intended for capital expenditures has been substantially reflected in the restatements of the 2008 unaudited consolidated financial information contained in the 2009 audited consolidated financial statements of the KazakhGold Group, and that the restated gold sales revenue for 2008 reflects some of the adjustments required to account for the overstatement of gold sales that KazakhGold now alleges to have been made during that period. However, based on the information available to it to date, the Board of KazakhGold believes that the previously published 2008 and 2007 gold sales and gold production information is likely to have been overstated. KazakhGold believes that while a significant portion of the alleged misappropriation of funds and overstatement of gold sales in 2008 was reflected in the 2008 restatement, based on the information available to it to date, some of the misappropriation of funds and overstatement alleged to have occurred in 2008, which may be material, was not reflected. KazakhGold has not provided for amounts not reflected in the 2008 restatements, due to the early stage of the litigation in which such allegations are made and the difficulties in confirming such information as a result of the unavailability of financial records for such period.

KazakhGold is currently in default of the terms of the Senior Notes

On 1 October 2009, KazakhGold notified the Trustee for its Senior Notes that it had decided not to publish interim financial statements for the first six months of 2009 (covering the period prior to the completion of the Partial Offer), as required by the terms of the Senior Notes, as it was then in the process of trying to recover and restore primary accounting and production information, in order to confirm the historical accounting records. On 15 February 2010, KazakhGold further notified the Trustee that the entry into the USD 50 million loan agreement with Jenington on 4 February 2010 did not comply with certain terms and conditions of the Senior Notes since, in order to have the loan made without delay or additional cost, KazakhGold had not obtained an opinion on the terms of the loan from an independent investment bank nor was the loan subordinated in accordance with the restriction on indebtedness covenant under the terms of the Senior Notes. Although KazakhGold has not received any enforcement notice from the Trustee, KazakhGold cannot be certain that Noteholders holding at least 25% of the outstanding Senior Notes will not instruct the Trustee to take enforcement action in respect of this Event of Default, upon which the Senior Notes, together with accrued interest, will become immediately due and payable. Completion of the Transactions would also result in a default of certain terms of the Senior Notes. See “Part VI – Information on KazakhGold – Material Contracts – Financing Arrangements – Senior Notes”. On 2 July 2010 KazakhGold announced that it had commenced a consent soliciation to obtain from holders of the Senior Notes a waiver of the events of default described in this paragraph, such defaults arising in connection with the Transactions and any default that may arise as a result of any restructuring, redomiciliation or liquidation of KazakhGold’s subsidiary, Romanshorn LC AG. Romanshorn is a subsidiary of KazakhGold, and any such restructuring, redomiciliation or liquidation would not have any affect on the assets, liabilities or financial condition of theKazakhGold Group as a whole. The waivers will be considered at a meeting of Noteholders scheduled for 27 July 2010. To be passed, the resolution considered at the meeting requires a majority voting in favour consisting at least three-quarters of the votes cast at a duly convened and quorate meeting. In connection with the consent solicitation, KazakhGold has undertaken to pay a U.S.$5 consent fee for each U.S.$1,000 in principal amount of the Notes held, payable to each Noteholder who votes in favour of the resolution, and does not later revoke their vote, in the event that the resolution is passed. If obtained, such waivers would remain valid until 31 December 2010. KazakhGold will consider exercising its right arising on or after 6 November 2010 under the terms of the Senior Notes to redeem the Senior Notes at a redemption price equal to 104.688% of the principal amount of the Notes, plus accrued and unpaid interest to the redemption date, subject to market conditions. Any such redemption is subject to availability of internal or external financing. There can be no assurance that KazakhGold will make any such redemption or otherwise repurchase the Senior Notes. If the waivers are obtained but the Senior Notes are not otherwise redeemed or repurchased on or prior to 31 December 2010, then the Senior Notes would become in default in respect of the matters for which such waivers are sought on such date. See “Part X –

Operating and Financial Review of KazakhGold – Senior Notes”. No assurance can be given that KazakhGold will obtain such consents and waivers from the Noteholders. KazakhGold intends to comply with the reporting requirements of the Senior Notes in the future.

In addition to the obligations which resulted in the defaults described above, KazakhGold, together with its subsidiaries, continue to be required to comply with various other covenants under the Senior Notes, including limitations on (i) the incurring of financial indebtedness; (ii) the payment of dividends and distributions; (iii) the granting of security over the KazakhGold Group’s assets; (iv) mergers and restructurings; and (v) disposal of assets. KazakhGold’s failure to comply with any of these obligations would constitute an Event of Default under the Senior Notes, and KazakhGold may in such circumstances be required to make an early redemption of the Senior Notes, along with accrued interest and expenses. In addition, KazakhGold’s obligations under the Senior Notes are secured by a charge and assignment of its rights in respect of the loan agreement, under which KazakhGold lent the net proceeds of the issuance of the Senior Notes to Kazakhaltyn. See “Part VI – Information on KazakhGold – Material Contracts”.

Although KazakhGold’s obligations with respect to the Senior Notes are guaranteed by Polyus Gold, in the event that an enforcement notice is delivered to KazakhGold as a result of non-compliance with the terms of the Senior Notes, and Polyus Gold were to make the required payments on KazakhGold’s behalf under its guarantee, Polyus Gold would have a claim for repayment of such amounts against KazakhGold under the guarantee. In these circumstances, if KazakhGold did not have the necessary resources to satisfy those payment obligations, or obtain funds from other sources under favourable conditions, the Combined Group’s business, financial condition, results of operations or prospects, as well as the trading price of the DRs, would be materially adversely affected. A default may also lead to a default in other indebtedness incurred by KazakhGold and, following completion of the Transactions, Polyus Gold. See “Part VI – Information on KazakhGold – Material Contracts”.

The KazakhGold Group may not be able to generate sufficient cash from operating activities to service its debt

KazakhGold’s ability to make scheduled payments on its indebtedness, or to refinance its borrowings, without obtaining additional financing from its parent, will depend on the KazakhGold Group’s financial and operating performance, which, in part, is subject to prevailing economic conditions and other factors described in this section, many of which are beyond the KazakhGold Group’s control. There can be no assurance that the KazakhGold Group will generate a level of cash flows from operating activities sufficient to permit it to pay principal and interest on its borrowings. In 2008, the KazakhGold Group’s operating and financial performance significantly deteriorated, and, as a result, on 5 May 2009, KazakhGold was unable to make the scheduled interest payment on its Senior Notes. KazakhGold’s audited financial statements for the year ended 31 December 2008 indicated the existence of a material uncertainty which may have cast significant doubt about the KazakhGold Group’s ability to continue as a going concern. In June 2009, KazakhGold obtained two subordinated loans in an aggregate amount of USD 31.0 million from Gold Lion, then its controlling shareholder, in order to fund a USD 9.4 million interest payment on the Senior Notes and redemption payments totalling USD 21.6 million on its Kazakh bonds. In August 2009 and February 2010, respectively, KazakhGold entered into two USD 50 million loan agreements with Jenington, its new parent, to provide it with funds for working capital purposes and to fund the USD 8.4 million consent fee payable to holders of the Senior Notes in connection with the Partial Offer. The USD 100 million Placing of new ordinary shares of KazakhGold contemplated by the terms of the Partial Offer was completed on 1 July 2010, with settlement expected on or about 6 July 2010. The proceeds are expected to be used to repay the February 2010 USD 50 million loan agreement, together with accrued interest, with Jenington, as well as for general corporate purposes. It is expected that, subject to completion of the Transactions and the Placing, Jenington will exercise its right to convert the August 2009 USD 50 million shareholder loan into KazakhGold Shares, with Level I GDRs and Regulation S GDRs evidencing such KazakhGold Shares distributed in the Jenington Distribution. See “Part V – Information on the Transactions”. KazakhGold believes that, as a result of improvements to its operations, the completion of the Partial Offer, the completion of the Placing, and, if necessary, provision of additional funding from its parent, Jenington, or Polyus Gold, it will be able to meet its borrowings obligations and continue to finance its operational activities, although the availability of external sources of finance may be limited as a result of the ongoing dislocations in the global financial and credit markets. See “Part X – Operating and Financial Review of KazakhGold – Review of financial sustainability and solvency”.

The KazakhGold Group requires significant capital expenditures, which may require external financing that may not be provided

The KazakhGold Group’s business requires significant capital expenditures to perform rehabilitation and modernisation work at its underground mines and upgrade its processing technologies, as well as for the exploration and development of its mineral assets. See “Part VI – Information on KazakhGold – Capital Expenditure”. Following the acquisition of a 50.15% stake in KazakhGold by Jenington in August 2009, the new management of KazakhGold found that the mining and processing infrastructure was in poor condition as a result of prolonged underinvestment. As a result of a failure to perform regular maintenance works, the KazakhGold Group’s operations have been subject to a number of emergency shutdowns and increased downtime. The new management estimates that the KazakhGold Group will require substantial funding to restore and develop its mining and production operations. If the KazakhGold Group chooses to acquire a mining licence in relation to the Jerooy deposit in Kyrgyzstan, KazakhGold Group would then be required to pay an additional sum of up to USD 80 million to Oxus Gold plc (“Oxus Gold”) within 30 days of the acquisition of such licence and the commencement associated development or production activities under the terms of its acquisition from Oxus Gold of Norox Mining Company Limited (“Norox Mining”). KazakhGold is currently unable to estimate when such licences might be made available to it or whether it will then elect to aquire them. If it were required to pay an additional sum to Oxus Gold, it expects it would fund any such amount through funds generated from the KazakhGold Group or Polyus Gold Group operational cashflow or external sources. See “Part VI – Information on KazakhGold – Material Contracts”.

In light of the KazakhGold Group’s current financial condition and recent operating and financial performance, there can be no assurance that the KazakhGold Group would be able to fund all its investment requirements out of internally generated funds or obtain financing for such capital expenditure or fund the payment to Oxus Gold. Moreover, the KazakhGold Group’s ability to secure debt or equity financing in amounts sufficient to meet the financial needs of the KazakhGold Group could be adversely affected by many factors beyond the KazakhGold Group’s control, including, but not limited to, economic conditions in Kazakhstan and, following completing the Transactions, in Russia, and the health of the Kazakh, Russian and international banking sectors. Any additional equity financing may be dilutive to shareholders of KazakhGold, and debt financing, if available, may involve restrictions on financing and operating activities. There can be no assurance that any additional funding required by the Combined Group will be made available to it, particularly in light of the recent dislocations in the world’s financial and credit markets, and, if such funding is available, that it will be offered on reasonable terms. If the Combined Group is unable to obtain additional financing as needed, it may experience a further deterioration in its operating performance or be forced to delay or cancel its expansion plans, which may have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

KazakhGold is subject to restrictions on its ability to pay dividends

KazakhGold is restricted from paying dividends under the terms of the Senior Notes. The terms of the Senior Notes prohibit the payment of dividends unless, at the time of payment of the dividend, it would be able under those terms to incur additional indebtedness and no default has occurred and is continuing. No assurance can be given that KazakhGold would be able to comply with such conditions for the payment of a dividend to its shareholders. In addition, given its status as a holding company, KazakhGold’s operating results and its financial condition are entirely dependent on the trading performance of its subsidiaries. As a result, KazakhGold’s ability to pay dividends will depend in any event on the level of distributions, if any, received from KazakhGold’s subsidiaries, including, following completion of the Transactions, Polyus Gold and its subsidiaries. Dividend payments may also be limited from time to time by foreign exchange regulations, regulatory, fiscal or other restrictions. KazakhGold did not declare any dividends in 2007, 2008 and 2009. See “Part VI – Information on KazakhGold – Dividend Policy ”.

The Kazakh state may be entitled to exercise pre-emptive rights over assets acquired by the KazakhGold Group, transfers of shares in KazakhGold’s subsidiaries and the issuance of new DRs

The Kazakhstan Subsoil Law provides the Kazakh state with a pre-emptive right to acquire subsoil use rights and equity interests in any entity holding subsoil use rights and in any entity which may directly or indirectly determine or exert influence on decisions made by a subsoil user, if the main activity of such entity is related in subsoil use in Kazakhstan, upon the transfer such rights or interests. This pre-emptive right permits the Kazakh state to purchase any such subsoil use rights or equity interests being offered for transfer on terms no less favourable than those offered by other purchasers.

The Kazakh government authorities have the right to terminate a subsoil user contract if a transaction takes place in breach of this law. These provisions apply both to Kazakh and overseas entities. The exact scope of the law is uncertain and there is no precedent to indicate how it may be applied. It is unclear whether the right of pre-emption could be exercised in respect of transfers which have occurred without notice to the relevant authority and whether such prior transactions could be unwound. Under the Kazakhstan Subsoil Law, the competent authority has a right to terminate the subsoil use contract in the case of a failure to obtain a state waiver of such pre-emptive rights. KazakhGold’s management cannot be certain whether such waivers were obtained in respect of previous share transfers and acquisitions by members of the KazakhGold Group. Furthermore, it is uncertain whether these pre-emptive rights would apply to an issuance of KazakhGold Shares (including in the form of DRs) by KazakhGold, and KazakhGold’s new management believes that KazakhGold may not have obtained a waiver of such rights for each of its previous KazakhGold Share issuances. In the event that the Kazakh state exercised its pre-emption rights in respect of any transfer of assets or equity interests by, within or to the Combined Group, such exercise may have a material adverse effect on the trading price of the DRs.

See “Part XIII – Regulatory Matters – Regulation of the Kazakh Gold Industry”. The KazakhGold Group has obtained a waiver from the Kazakh government of the Kazakh government’s rights of pre-emption with respect to the Transactions.

Kazakh competition regulations and procedures are subject to uncertainties

Under Kazakh competition law, the prior consent of the Competition Committee is required for any acquisition of the direct or indirect control of a Kazakh entity, or over 25% of the shares or 10% of the assets in such an entity. Failure to obtain such prior consent could render the acquisition invalid, upon the application by the Kazakh Government Competition Committee to a Kazakh court. However, the Competition Committee can only make such application to a court on the basis that competition has been reduced as a result of such acquisition or the acquirer’s abuse of its dominant position in the market. In the event that the Competition Committee were to find any or all of the KazakhGold Group’s acquisitions to be anti-competitive and were to set aside any or all of these transactions, KazakhGold may lose its interest in such subsidiary or assets, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs. See “Part XIII – Regulatory Matters – Regulation of the Kazakh Gold Industry – Anti-monopoly Regulation”.

If transactions that KazakhGold and its subsidiaries have entered into are challenged for non-compliance with applicable Kazakh legal requirements, the transactions could be invalidated or liabilities imposed on the KazakhGold Group

KazakhGold’s management believes that KazakhGold and its Kazakh subsidiaries have taken a variety of actions relating to share issuances, share and asset disposals and acquisitions, charter capital increases and decreases, valuation of property, interested party transactions, major transactions, currency control and anti-monopoly issues, in respect of which the applicable legal procedures are not always clear and which, therefore, could be subject to legal challenges. If any such challenge was successful, it could result in the invalidation of the relevant transaction, seizure of the relevant assets or the imposition of liabilities on the KazakhGold Group. Moreover, since many provisions of Kazakh law are open to many different interpretations, KazakhGold and its Kazakh subsidiaries may not be able to successfully defend any challenge in respect of such transactions. The invalidation of any such transactions or imposition of any such liabilities could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Risks associated with the Polyus Gold Group

The Polyus Gold Group requires significant capital expenditures, which may in the longer term require external financing that may not be provided

The Polyus Gold Group’s business requires significant capital expenditures with respect to the exploration and development of its mineral assets. In addition, as the Polyus Gold Group’s strategy involves both acquisitions and the development of existing assets, further exploration and development may be dependent upon the Polyus Gold Group’s ability to obtain financing through the raising of additional equity or debt financing or other means. The Polyus Gold Group’s ability to secure debt or equity financing in amounts sufficient to meet the financial needs of the Polyus Gold Group could be adversely affected by many factors beyond the Polyus Gold Group’s control, including, but not limited to, economic conditions in Russia and the health of the Russian and international banking sectors. Any additional equity financing may be dilutive to shareholders of Polyus Gold, and debt financing, if available, may involve restrictions on financing and operating activities. There can be no assurance that additional funding required by the Polyus Gold Group will be made available to it and, if such funding is available, that it will be offered on reasonable terms. If the Polyus Gold Group is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion, which may have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Polyus Gold Group’s principal operations are located in remote areas with harsh climates, and the delivery of supplies to the areas where it operates may be disrupted or transportation costs may increase

The Polyus Gold Group’s principal operations are located in remote areas, some of which have harsh climates, resulting in technical challenges and logistical challenges for conducting both geological exploration and mining. The Polyus Gold Group benefits from the modern mining transportation skills and technologies which it has developed for operating in areas with harsh climates. Nevertheless, it may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have a material adverse effect on its business and results of operations.

The remote location of the Polyus Gold Group’s principal operations also results in increased costs and transportation difficulties. The Russian railway system is subject to risks of disruption as a result of the declining physical condition of the facilities, a shortage of rail cars and the limited capacity of border stations. The Polyus Gold Group has experienced periodic interruptions in transportation services in some of the areas where it conducts mining operations, and it is expected that such periodic interruptions will continue in the future. Currently, the Government of the Russian Federation sets the rules for determination of rail tariffs, although, in practice, the Russian Federal Tariff Service may revise the tariffs in line with inflation and in order to compensate for the rising costs of Russian railways resulting from price increases on industrial products, energy resources, and losses from passenger transportation. A further significant increase in rail tariffs implemented by the Russian Federal Tariff Service, or an increase in other transportation costs, could adversely affect the Polyus Gold Group’s profitability. The Polyus Gold Group cannot be certain that an increase in costs of, or interruptions in, transportation would not have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Polyus Gold Group may be required to purchase or lease the land occupied by its operations

A significant majority of the land occupied by Russian companies of the Polyus Gold Group was not privatised and is still owned by federal, regional or municipal governments. Some of the Russian companies of the Polyus Gold Group use parcels of land pursuant to a special title of perpetual use, which gives them the right to use the land, but not to alienate it.

Russian law requires companies that have a title of perpetual use to land plots to purchase or lease the land on which they operate and gives the current government land owners broad discretion in setting the purchase or lease terms. This requirement must be fulfilled by 1 January 2012. If the Russian companies of the Polyus Gold Group are not able to finalise lease arrangements for some of the land on which their operations are located by that date, these companies may be subject to administrative fines in the amount of RUB 20,000 to RUB 100,000 starting from 1 January 2013. There can be no assurance that the Polyus Gold Group will have access to the funds required to finance any such acquisition or lease by this date. Failure of the Polyus Gold Group to buy or lease the land could result in suspension or revocation of its licences, which may significantly affect the ability of the Polyus Gold Group to conduct its operations or to do so profitably. Furthermore, any challenge of the rights of the Polyus Gold Group’s companies to occupy the land on which its assets operate, or any substantial rent increases by current or future owners of leased land, could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

If transactions that Polyus Gold and its Russian subsidiaries have entered into are challenged for non-compliance with applicable legal requirements, the transactions could be invalidated or liabilities imposed on the Polyus Gold Group

Polyus Gold and its Russian subsidiaries have taken a variety of actions relating to share issuances, share and asset disposals and acquisitions, charter capital increases and decreases, valuation of property, interested party transactions, major transactions, currency control and anti-monopoly issues, in respect of which the applicable legal procedures are not always clear and which, therefore, could be subject to legal challenges. If any such challenge was successful, it could result in the invalidation of the relevant transaction, seizure of the relevant assets or the imposition of liabilities on the Polyus Gold Group. Moreover, since many provisions of Russian law are open to many different interpretations, Polyus Gold and its Russian subsidiaries may not be able to defend successfully any challenge in respect of such transactions. For example, the provisions of Russian law defining which transactions must be approved as “interrelated major transactions” are subject to differing interpretations and there is no assurance that former or current minority shareholders of Polyus Gold or shareholders of its Russian subsidiaries or any other interested parties will not challenge such transactions in the future. Although Polyus Gold does not expect any past transaction to be so challenged, the invalidation of any such transactions or imposition of any such liabilities could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Legal uncertainties relating to privatisation of the Polyus Gold Group’s Russian assets may exist

Certain companies comprising the Polyus Gold Group were formed on the basis of the assets that had been privatised in the middle of the 1990s. Russian privatisation laws at that time were vague, inconsistent or in conflict with other laws, including conflicts between federal and regional privatisation laws, and consequently many Russian privatisations may be arguably deficient and, therefore, vulnerable to challenge. For example, a series of Presidential decrees issued in 1991 and 1992 that granted to the Moscow City Government the right to adopt its own privatisation procedures were subsequently invalidated by the Constitutional Court of the Russian Federation, ruling, in part, that the Presidential decrees addressed issues that were the subject of federal law. Although the statute of limitations for challenging transactions entered into in the course of privatisations is now only three years, a residual risk still remains that privatisation transactions of the Polyus Gold Group may be vulnerable to challenge, including selective action by governmental authorities and inconsistent application of the statute of limitations by courts. Should the privatisation of any relevant predecessor companies be challenged in court on the grounds that these companies or any of their assets have been improperly privatised, and should the court for any reason disapply the limitation periods, the Polyus Gold Group may lose its rights to some of its assets, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Inflation may materially adversely affect the Polyus Gold Group’s results of operations

The activities of the Polyus Gold Group are located primarily in Russia, and the majority of its costs are incurred in Russia and in Russian roubles. Russia has experienced high levels of inflation since the early 1990s. Inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% that year. The inflation rate was 11.7% in 2004, 10.9% in 2005, 9% in 2006, 11.9% in 2007, 13.3% in 2008 and 8.8% in 2009, and Russian companies have generally experienced inflation-driven increases in their costs that are linked to the general price level in Russia, such as supplies and materials, as well as salaries. Accordingly, high rates of inflation in Russia are likely to increase the costs of the Polyus Gold Group, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Polyus Gold Group is subject to anti-monopoly laws enforced by the Federal Anti-monopoly Service, which may result in certain limitations being imposed on the Polyus Gold Group’s activities

The Polyus Gold Group’s operations in Russia are subject to anti-monopoly laws enforced by the Federal Anti-monopoly Service (the “FAS”), which may impose certain limitations on the Polyus Gold Group’s activities. If the Polyus Gold Group’s activities are found to be in violation of anti-monopoly legislation, the Polyus Gold Group could be subject to penalties or requested to change its business operations in a manner that may increase the Polyus Gold Group’s costs or reduce the Polyus Gold Group’s profit margin and revenues. As such, these factors could have material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs. In addition, the FAS may impose certain conditions on the Polyus Gold Group in connection with any anti-monopoly approvals of the Polyus Gold Group’s transactions.

Polyus Gold believes that the Polyus Gold Group’s operations are currently in complinace with Russian anti-monopoly regulations. However, if the FAS undertakes an investigation into some aspect of the Polyus Gold Group’s operations or transactions and decides to impose penalties or other sanctions against the Polyus Gold Group, such penalties or sanctions could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations and the trading price of the DRs.

The Polyus Gold Group is subject to limitations imposed by Russian legislation on the rights of foreign entities to invest in certain Russian companies and in the subsoil sector

Pursuant to the Foreign Investments Law of the Russian Federation, the acquisition by a foreign investor, or a “Group” of persons (as such term is defined in the Law “On Protection of Competition”) including one or more foreign investors, of 10% or more voting shares in a company undertaking operations at subsoil plots of federal importance (“Strategic Subsoil Companies”), or, if such foreign investor is a state or a state organisation, the acquisition of 5% or more of voting shares in the Strategic Subsoil Company, requires the prior approval of the Russian Government. Furthermore, if a foreign investor, or a Group of persons including one or more foreign investors, already exercises direct or indirect “control” (as defined in the Foreign Investments Law) of over 10% or more of the voting shares of Strategic Subsoil Companies, each subsequent acquisition of shares of such Strategic Subsoil Company by the foreign investor, or Group of persons including a foreign investor, requires the prior approval of the Russian Government. The Foreign Investments Law is not clear as to whether the acquisition of shares in a holding company of a Strategic Subsoil Company would be subject to similar limitations. In the event that the required prior approval were not obtained, the relevant transactions may be declared void or the acquiring entity could be deprived of its voting rights in respect of the acquired shares.

In addition, the Foreign Investments Law is not clear as to whether depositary banks acting as depositaries for depositary receipt programmes of companies controlling Strategic Subsoil Companies are deemed foreign investors having, or acquiring, control over Strategic Subsoil Companies. As a result, it is unclear whether any further deposits of KazakhGold Shares into a depositary receipt programme, where the depositary bank is the registered holder of 10% or more of the company’s shares, requires the prior approval of the Russian Government. It may be argued, however, that depositaries, including The Bank of New York Mellon, as depositary for Polyus Gold ADR programmes and KazakhGold DR programmes, do not acquire control over the relevant companies as they do not exercise voting rights in respect of deposited shares.

To Polyus Gold’s knowledge, as at the date of this Prospectus, a number of Polyus Gold’s subsidiaries are using subsoil plots of federal importance, as defined in the Russian Subsoil Law, and therefore each of these subsidiaries may be considered Strategic Subsoil Companies.

Consequently, any foreign investor (or a group of persons including one or more foreign investors) acquiring 10% or more of the DRs or otherwise establishing control over Polyus Gold and, following completion of the Transactions, KazakhGold, would be required to obtain the prior approval of the Russian Government to proceed with such acquisition. An acquisition effected without such prior approval will be deemed void or the acquiring entity could be deprived of its voting rights with respect to acquired shares.

KazakhGold has received approval from the Russian Government to consummate the Transactions and acquire up to 100% of the issued and outstanding share capital of Polyus Gold (and therefore acquire indirect control over 10% of voting share capital of the Strategic Subsoil Users within the Polyus Gold Group). The future acquisition of any DRs or shares of KazakhGold by persons or entities already holding 10% or more of DRs or shares could be subject to similar limitations. For more detailed discussion of implications of the Foreign Investments Law, see “Part XII – Unaudited Pro-forma Financial Information of the Combined Group – Regulatory Matters – Regulation of the Russian Gold Industry – Regulation of Competition – Foreign investment in sectors that are of strategic importance for the national security and defence of the Russian Federation, including the subsoil sector”.

Risks associated with the gold mining industry

The financial results of companies operating in the gold mining industry depend largely on the price of gold, which may be subject to significant volatility

The KazakhGold Group and the Polyus Gold Group each derive substantially all of their revenue from the sale of gold. Accordingly, their financial results largely depend on the price of gold. The gold market is cyclical and sensitive to changes in general economic conditions, and may be subject to significant volatility. As a result, it is not possible to forecast with accuracy the price of gold over the long-term. The price of gold is influenced by various factors, many of which are outside the control of the KazakhGold Group or the Polyus Gold Group, including, but not limited to:

•	global and regional economic and political conditions;

•	global and regional supply and demand and expectations of future supply and demand;

•	speculative trading;

•	actual or expected purchase or release of built-up reserves of gold by central banks or other large holders or dealers, as well as purchases under hedging contracts;

•	changes in the use of gold in industrial applications or as an investment, as well as fluctuations in the demand for jewellery;

•	local and foreign government regulations and regulatory actions, including export quotas;

•	currency exchange rates, particularly movements in the value of the US dollar against other currencies; and

•	actual or expected inflation and interest rates.

Historically, both the KazakhGold Group and the Polyus Gold Group have sold the products they produce, including gold and semi-products such as quartzite ore and concentrate, at market prices, and have not entered into forward sales, derivative or other hedging arrangements to establish a price in advance for the sale of their respective future gold production. Significant sustained declines in the price of gold may render any of the gold exploration and/or development activities to be undertaken by the KazakhGold Group and the Polyus Gold Group less profitable or unprofitable and may have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Combined Group’s development strategy may not succeed

Polyus Gold regularly monitors potential investment opportunities in the gold mining industry, both in Russia and overseas, and it is expected that the Combined Group will continue to pursue this strategy following completion of the Transactions. Polyus Gold believes that some international mining companies, which have greater resources than the expected combined resources of the Combined Group, have begun to seek investment targets in the Russian gold mining industry. The participation of such companies in an auction or sale of Russian gold deposits and assets could adversely affect the Combined Group’s ability to acquire additional gold mining operations in Russia because of, for example, the resulting increased prices for such acquisitions. New Russian legislation limiting foreign ownership of strategic sectors has been adopted which may present obstacles to the Combined Group in acquiring new assets in Russia, since the Combined Group is expected to be to a large extent held by foreign companies, some of which may hold directly or indirectly 10% or more of the DRs. See “– The Polyus Gold Group is subject to limitations imposed by Russian legislation on the rights of foreign entities to invest in certain Russian companies and in the subsoil sector”.

The acquisition and integration by the Combined Group of additional gold mining operations pose significant risks to its operations. These risks include problems associated with the difficulty of integrating the operations and personnel of the acquired business, problems with minority shareholders in acquired companies and their material subsidiaries, the potential disruption of current business, the assumption of liabilities, including in relation to tax and environmental matters, relating to the acquired assets or businesses, the possibility that indemnification agreements with, or warranty protection from, the sellers of those assets may be unenforceable or insufficient to cover potential tax or other liabilities, the difficulty of implementing effective management, financial and accounting systems and controls over acquired businesses, the imposition and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration.

Furthermore, even if the Combined Group were to integrate successfully new businesses, expected synergies and cost savings may not materialise, resulting in lower than expected profit margins. The value of any business that the Combined Group acquires or invests in may be less than the amount that the Combined Group pays for it if, for example, there is a decline in the position of that business in the relevant market in which it operates or there is a decline in the price of gold or reserves and resources estimates.

The Combined Group may not be able to identify suitable acquisition targets, and future acquisitions may not be available on terms as favourable as in the past. The Combined Group faces significant competition for potential acquisitions of gold assets, particularly in Russia and Kazakhstan. When making acquisitions, it may not be possible for the Combined Group to conduct a detailed investigation of the nature or title of the assets being acquired, for example due to time constraints in making the decision. The Combined Group may also become responsible for additional liabilities or obligations not foreseen at the time of an acquisition. As a result, unforeseen expenditures may arise which may have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

In addition, the absence of accurate forecasts of economic growth and uncertain macroeconomic trends may lead to a reduction in the Government’s investment budget, which could impact the Russian Government’s ability to co-finance a number of the Polyus Gold Group’s projects, leading to such projects being indefinitely postponed.

Success in the gold mining industry depends on maintaining a highly qualified, skilled workforce, including qualified geologists and other mining specialists

The ability of both the KazakhGold Group and the Polyus Gold Group to maintain a competitive position and to implement their business strategy depends to a large degree on the services of their respective senior management. The business and results of operations of both the KazakhGold Group and the Polyus Gold Group also depend, to a large extent, on their ability to attract, retain and motivate qualified personnel, particularly qualified geologists and mining specialists. Competition in Kazakhstan and Russia for personnel with relevant expertise is intense due to the small number of qualified individuals, particularly skilled managers, lawyers, accounting personnel and information technology personnel. Furthermore, only a limited number of skilled geologists and other mining specialists with adequate qualifications and experience are available in Kazakhstan and Russia, and there is an increasing demand for such qualified personnel as more international companies invest in the Kazakh and Russian mining industries. Both the KazakhGold Group and the Polyus Gold Group have experienced difficulties in the past in recruiting sufficient qualified engineers and technicians for some of their facilities, particularly, in the case of the KazakhGold Group, at the Bestobe mine. Failure to retain an adequate number of qualified geologists or other mining specialists may hinder the development of the Combined Group’s gold assets and have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Gold exploration and the development of mines involves a high degree of risk and uncertainty

To maintain future gold production beyond the life of the current reserves or to increase production materially through mining new deposits, the Combined Group will need to extend its mineral base through geological exploration. Gold exploration may require substantial expenditure and involves a high degree of risk, and exploration projects are frequently unsuccessful. Few prospects that are explored are developed into productive mines. The long-term success of the Combined Group’s operations will be related to the cost and success of its exploration programmes. The risks associated with gold exploration include the identification of potential gold mineralisation based on analysis of geological data, the technological challenges of exploration and development, the receipt of necessary governmental permits and licences and the construction of mining and processing facilities at any site chosen for mining. A decline in the market price of gold may render ore reserves containing relatively lower grades of gold mineralisation uneconomic. No assurance can be given that any exploration programme undertaken by the Combined Group will result in the discovery of new resources or in any new commercial mining operation.

Substantial expenditure may be required to establish ore reserves through drilling and to determine technological processes to extract metals from ore. If reserves are developed, it can take a number of years from the initial phases of drilling and identification of mineralisation until production is possible. During this period, the assumptions on which the Combined Group has based its assessments of the economic feasibility of the mine, including in relation to future gold prices, anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed, anticipated recovery rates of gold from the ore, anticipated capital expenditures and cash operating costs, may require significant adjustment. The Combined Group’s initial access to information when forming such assumptions and making such assessments may also be limited.

Actual cash operating costs, production levels and economic returns may differ significantly from those anticipated by studies and estimates. There are a number of uncertainties inherent in the development and construction of a new mine or an extension to an existing mine. These uncertainties include, in addition to those discussed above, the timing and cost (which can be considerable), of the construction of mining and processing facilities; the availability and cost of skilled labour, power, water, consumables (such as cyanide, lubricants and fuel) and transportation facilities; the availability and cost of appropriate smelting and refining arrangements; the need to obtain necessary environmental and other governmental permits, the timing of those permits; and the availability of funds to finance construction and development activities in the longer term.

Consequently, no assurance can be given that that the current and future exploration programmes undertaken by the KazakhGold Group or the Polyus Gold Group will result in the discovery of deposits, the expansion of existing reserves or the development of mines. This may result in a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The volume and grade of the ore the Combined Group recovers may not conform to current expectations

Like any mining company, the financial condition of the Combined Group will depend on its reserves and resources. The most recent audit of the majority of the Polyus Gold Group’s mining projects and reserves was conducted in 2006, and Micon International Co. Limited subsequently audited its Natalka deposit in 2007 and its Titimukhta and Chertovo Koryto deposits in 2008, each in accordance with the JORC Code. See “Part VII – Information on Polyus Gold – Reserves and resources”. An audit of the KazakhGold Group’s reserves and resources as at 1 January 2010 in accordance with JORC was completed in March 2010. Ore reserves and mineral resources estimates of mining companies are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling and other testing, which may ultimately prove unreliable. Ore reserves and mineral resources estimates and classifications are also affected by economic factors, such as significant changes in metal prices.

Ore reserve and mineral resources estimates are expressions of professional judgment based on knowledge, experience and industry practice, but are subject to considerable uncertainties. As a result, the Combined Group will not be able to be certain that its estimated reserves and resources are completely accurate. Moreover, future volumes of mining, which may not occur for many years, and rates of recovery of metals could differ materially from such estimates. Should the Combined Group discover, in the course of mining its deposits, that those deposits differ from those predicted by drilling, sampling and similar examinations, then it may have to adjust its reserve and resource estimates and alter its mining plans in a way that might adversely affect the results of operations. Declines in market prices of gold could render the mining of the Combined Group’s deposits uneconomic.

If estimates of the Combined Group’s mineral resources based on the results of exploration activities prove to be inaccurate or lower than forecast, the Combined Group’s business, financial condition, results of operations or prospects or the trading price of the DRs may be materially adversely affected. Alternatively, if the Combined Group’s ore and mineral reserves exceed current forecasts, it is not certain that it will be able to develop the production capacity to exploit commercially those reserves.

The Combined Group’s business could be adversely affected if it fails to obtain, maintain or renew necessary contracts, licences and permits, including subsoil licences, or fails to comply with the terms of its contracts, licences and permits

Both the KazakhGold Group’s and the Polyus Gold Group’s exploration, mining and processing activities are dependent upon the grant, renewal or continued enforceability of appropriate contracts, licences, permits and regulatory approvals and consents which may be valid only for a defined period of time, may be subject to limitations and may provide for withdrawal in certain circumstances. In particular, subsoil rights are not granted in perpetuity in Kazakhstan and Russia, and any renewal must be granted before expiry of the relevant current term.

The regulatory framework and the licence application

The legal and regulatory basis for the licensing requirements in Kazakhstan and Russia is often unclear and subject to frequent change, which increases the risk that the Combined Group may be found to be non-compliant, and the regulatory authorities in those jurisdictions exercise considerable discretion the timing of licence issuances and renewals. In addition, it is possible that licences applied for or issued in reliance on acts and instructions relating to subsoil rights issued by the relevant regulatory agencies in Kazakhstan and Russia could be challenged by governmental prosecutorial authorities or otherwise challenged as being invalid if such acts or instructions were found to be beyond the authority of that ministry or agency or if the licences were issued in breach of the required procedures. Deficiencies of this nature may subject subsoil licencees to selective governmental claims. In relation to the KazakhGold Group, to the extent that it has acquired subsidiaries with existing licences or which have already entered into subsoil use contracts, it has not been involved in the process under which such licences or subsoil use contracts were issued or concluded. In such circumstances, KazakhGold cannot be certain whether any violations have previously occurred that could cause the relevant Kazakh government ministry or a third-party to challenge the validity of any of these licences or contracts. If the Kazakh authorities determined that the KazakhGold Group was previously operating without all required licences and permits, officers of the KazakhGold Group could incur criminal liability, Kazakh subsidiaries could incur administrative liability and the authorities could even apply to Kazakhstan courts for the liquidation of the KazakhGold Group’s Kazakh subsidiaries. The competent authority can also apply to the court to terminate subsoil use contracts, unless the contract relates to a strategic field. If the licensing authorities discover a material violation by the Combined Group, it may be required to suspend its operations or incur substantial costs in eliminating or remedying the violation, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

In addition, the Combined Group’s competitors may seek to impede the rights of the Combined Group to develop certain natural resource deposits by challenging the Combined Group’s compliance with tender and auction rules and procedures or with the terms of any of its licences. Any alleged non-compliance by the Combined Group with licensing regulations or the terms of any of its licences could lead to suspension or termination of the licences and permits and to administrative, civil and criminal liability.

Compliance

Regulatory authorities in Kazakhstan and Russia exercise considerable discretion in the monitoring of a licensee’s compliance with the terms of a licence. Conditions imposed by those authorities may include requirements to comply with numerous industrial standards, recruit qualified personnel and subcontractors, maintain necessary equipment and quality control systems, monitor the operations of the Combined Group’s licence-holders, maintain appropriate filings and, upon request, submit appropriate information to the licensing authorities. As a result, compliance with such conditions may be costly and time-consuming, and delays in the commencement or continuation of exploration or mining operations may occur as a result. The KazakhGold Group’s current subsoil use contracts impose, on an annual basis, various social, financial, tax, insurance and other obligations and require the application of a specified period of time between the termination of exploration activities and the commencement of mining operations at the relevant site (for purposes of commercial discovery evaluation). The authorities have the power to impose fines for administrative violations of the terms and conditions of subsoil use contracts and licences and can require that those violations be remedied. In such circumstances, any failure to implement the required remedial measures within the period prescribed by the authorities could result in the suspension or revocation of the relevant licence or the termination of the relevant subsoil use contract, as well as the imposition of administrative and civil liabilities on the licence holder. The KazakhGold Group has received notification from the Kazakh authorities that, prior to completion of the Partial Offer, Kazakhaltyn had breached some of its obligations under Subsoil Use Contract No. 145 (relating to the Quartzite Hills deposit) and contracts no. 917 and 762 for exploration and production at Zholymbet mine and Aksu mine, respectively. Kazakhaltyn is currently cooperating with the authorities in respect of these notified breaches. In addition, Kazakhaltyn will be required to file with the Kazakh authorities revised reports on fulfillment of subsoil use contract terms as a result of the identification of certain errors in its financial statements for 2007 and 2008 relating to capital expenditure and sales (see “– Risks associated with the KazakhGold Group – The 2008 and 2007 Financial Statements as originally reported contained material errors, the 2009 Financial Statements include unaudited, restated corresponding financial information for 2008 and the auditors’ report on the 2009 Financial Statements is qualified”). No assurance can be given that the Kazakh authorities will not impose sanctions on Kazakhaltyn as a result of these notified breaches or revised reports. There can be no assurance that all licence-holders within the Combined Group will comply or continue to comply with their respective licence obligations.

Specific requirements of the Russian Federation

Polyus Gold and its subsidiaries currently hold licences for the use of subsoil plots which are considered subsoil plots of federal importance (See “Part VII – Information on Polyus Gold – Principal operations”) and may in the future acquire further licences, which may relate to subsoil plots of federal importance or under which Polyus Gold subsidiaries may discover such subsoil plots. As a result of the current composition of Polyus Gold’s shareholders, Polyus Gold and its subsidiaries are currently designated under Russian law as companies with foreign participation, and, following the completion of the Transactions, Polyus Gold and its subsidiaries are expected to retain this designation. The Russian Subsoil Law provides that, if in the course of geological research at a subsoil plot, a Russian legal entity with foreign participation discovers a deposit which meets the criteria for a subsoil plot of federal importance and, as a result, the national security of the Russian Federation may be threatened, the licensing authorities have the right to revoke the relevant subsoil licence or refuse to grant an exploration and production subsoil licence. In the case of such a revocation, the Russian Subsoil Law contemplates the reimbursement to the licence holder of costs incurred in connection with prospecting and evaluating the relevant deposit and the amount of the one-off fee for subsoil use paid under the terms of the relevant subsoil licence or geological research licence, as well as payment of a premium. There is no assurance, however, that such amounts would cover the licence holder’s actual costs, or be paid at all. In the interests of national security, Russian legal entities with foreign participation, including Polyus Gold and its subsidiaries, may also be subject to limitations imposed by the Russian Government on participation in subsoil auctions or tenders for the use of subsoil plots of federal importance. The rights to use a subsoil plot of federal importance may not be transferred to legal entities controlled by a foreign investor or a group of persons including a foreign investor, save for the transfer of rights in exceptional cases at the discretion of the Russian Government. The above restrictions may adversely effect the Combined Group’s development strategy.

In Russia, gold producers are required to obtain a licence from the Russian Ministry of Industry and Trade in order to export gold. For non-banking institutions, the Russian Ministry of Industry and Trade only issues such licences with respect to each particular export contract for a term of not longer than one year. In 2009, the Polyus Gold Group elected to sell all of its products to the domestic market, primarily due to more favourable contract terms concluded with Russian banks. Depending on market conditions however, the Polyus Gold Group may decide to export its products in the future.

As a result of the foregoing uncertainties, there can be no assurance that the contracts, licences, permits and regulatory approvals or consents that the Combined Group will require to conduct its operations will be granted, renewed or continue in force, or, if so, on what terms. The withdrawal of licences, termination of subsoil use contracts or failure to secure requisite licences or subsoil use contracts in respect of any of the Combined Group’s operations may therefore have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Combined Group will be subject to mining risks

Each of the KazakhGold Group’s and Polyus Gold Group’s operations, like those of other mining companies, are subject to all of the hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons, property or the environment. The KazakhGold Group continues to rely to a substantial extent on underground mining, in addition to the open-pit mining operations that it has developed since 2005. The Polyus Gold Group engages primarily in open-pit mining, but also engages in some underground mining activities.

Underground mining is generally more expensive than open-pit mining. It is also more dangerous and requires the use of ventilation systems. Hazards associated with underground mining operations include underground fires and explosions, such as those caused by flammable gas, discharges of gases and toxic chemicals; geothermal control; sinkhole formation and ground subsidence and other accidents and conditions resulting from drilling, blasting, removing and transporting material from an underground mine. Some of the subsurface infrastructure at the KazakhGold Group’s mines is in poor condition.

Hazards associated with open-pit mining operations include flooding, collapses of the open-pit wall or shelf, accidents associated with the operation of mining transportation equipment, accidents associated with the preparation and ignition of large-scale open-pit blasting operations, production disruptions due to weather and hazards associated with the disposal of mineralised waste water, such as groundwater and waterway contamination. Open-pit mining may also be adversely affected by the low winter temperatures in the regions where the KazakhGold Group’s and the Polyus Gold Group’s principal mines are located. The output of the Combined Group’s mines may also be adversely affected by unforeseen geological conditions.

The Combined Group may experience any of these hazards. The occurrence of any of these or similar hazards could delay production, increase production costs and result in injury to persons and damage to property, as well as associated liability for the Combined Group. The liability resulting from any of these risks may not be adequately covered by insurance, and it is not certain that the Combined Group can obtain additional insurance coverage at reasonable rates. The Combined Group may, therefore, incur significant costs, which may have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Combined Group will be subject to extensive environmental controls and regulations

Both the KazakhGold Group and the Polyus Gold Group are subject to extensive environmental controls and regulations in Kazakhstan and Russia. Their operations involve the use of environmentally hazardous materials, such as cyanides, as well as the discharge of materials and contaminants into the environment, disturbance of land, potential harm to flora and fauna, and other environmental concerns. Environmental laws and regulations are continually changing and are generally becoming more restrictive. New laws and regulations, the imposition of more stringent requirements in licences, increasingly strict enforcement or new interpretations of existing environmental laws, regulations or licences, or the discovery of previously unknown contamination, may require further expenditures to modify operations, install pollution control equipment, perform site clean-ups, curtail or cease operations or pay fees, fines, or make other payments for discharges or other breaches of environmental standards. Both the KazakhGold Group and the Polyus Gold Group have been subject to fines and other penalties arising out of the failure to comply fully with environmental regulations in the past.

The licences and subsoil use contracts under which the Combined Group will operate include conditions regarding environmental compliance. For example, the KazakhGold Group is required to obtain mandatory ecology insurance in order to acquire the ecological permit that it needs in order to make environmental emissions, including atmospheric pollutions, discharges of sewage waters and disposal of wastes. A failure to obtain that permit could lead to substantial administrative penalties and civil sanctions, as well as an order to suspend the operations that are creating the relevant emissions.

The introduction of more stringent environmental laws and regulations could lead to the need for new or additional rehabilitation and decommissioning reserves or in an increase in the Combined Group’s environmental liabilities, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs. See “Part XIII – Regulatory Matters – Regulation of the Kazakh Gold Industry –

Environmental Regulation” and “Part XIII – Regulatory Matters – Regulation of the Russian Gold Industry – Environmental Law”.

The Combined Group’s operations will depend to a significant extent on external contractors

Both the KazakhGold Group’s and the Polyus Gold Group’s operations are dependent to a significant extent on the efforts and abilities of outside contractors, experts and other advisers. In particular, the KazakhGold Group may only use external contractors in compliance with special rules under Kazakhstan law and, in particular, by holding relevant tenders. In addition, when selecting contractors or suppliers of goods, the KazakhGold Group must ensure that a specified percentage of goods, works and services are produced by Kazakh contractors.

Investors must be willing to rely on management’s discretion and judgment in seeking such third parties, as well as the expertise and competence of outside contractors, experts and other advisers. The use of external contractors may result in disputes or contribute to delays to key projects, such as the ongoing dispute between the KazakhGold Group and MAED Limited (“MAED”, and now known as Central Asian Capital Projects Limited, or “CACP”) for the completion of three new tailings re-treatment plants and a central elution plant. See “Part VI – Information on KazakhGold – Litigation”. If the Combined Group is unable to retain such external contractors or needs to increase the amount paid for their services, the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs may be materially adversely affected.

The Combined Group may not be able to renew its arrangements with trade unions on favourable terms, and its operations could be adversely affected by strikes and lockouts

As at 31 December 2009, approximately 86% of the Polyus Gold Group’s employees, excluding employees of the KazakhGoldGroup, were represented by trade unions, and approximately 64% of the KazakhGold Group’s employees belong to trade unions. The Polyus Gold Group has not experienced any business interruption as a result of labour disputes at any of its businesses in the past, and the Polyus Gold Group considers its relations with employees to be good. Nonetheless, large union representation will subject the Combined Group’s businesses to the risk of interruptions through strikes, lockouts or delays in renegotiating labour contracts. The Combined Group may not be able to renew existing arrangements with trade unions on favourable terms or at all. If this were to occur the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs could be materially adversely affected.

The Combined Group will be responsible for maintaining part of the social and physical infrastructure in some of the regions in which it operates

Both the KazakhGold Group and the Polyus Gold Group are currently responsible for establishing and maintaining some of the social and physical infrastructure in the respective regions of Kazakhstan and Russia in which they operate. These regions are economically dependent on their respective business operations to a significant degree, which requires a substantial commitment of resources. In addition, Kazakaltyn may become liable to meet the costs of resettlement of persons living in proximity to its facilities since, as result of changes to applicable law, such facilities no longer meet the minimum standards required for industrial facilities which are located close to residential areas. Kazakhaltyn is currently assessing the costs of any such mandatory resettlement. Any significant increase in such social contributions, voluntary or otherwise, could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Combined Group’s level or scope of insurance coverage may not be adequate

The insurance industry is not well developed in Kazakhstan and Russia, and many forms of insurance protection common in more economically developed countries are not available in those jurisdictions on comparable terms, including coverage for business interruption. Neither the KazakhGold Group nor the Polyus Gold Group carries insurance covering their respective operations, other than the limited coverage required by law. Furthermore, Kazakh and Russian law require mining companies to insure against only certain limited risks. The underdeveloped insurance market in Kazakhstan and Russia offers only limited opportunities for insuring risks associated with the KazakhGold Group’s and Polyus Gold Group’s businesses, and reinsurance with an international insurance house may substantially increase costs. As a result, the Combined Group, as a participant in mineral exploration and development activities, may become subject to liability for risks that cannot be insured against or against which it may elect not to be so insured because of high premium costs. Losses from uninsured risks may cause the Combined Group to incur costs that could have a material adverse effect on its business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Combined Group will be subject to exchange rate risks

Both the KazakhGold Group’s and the Polyus Gold Group’s incomes are subject to exchange rate fluctuations and may become subject to exchange control or similar restrictions. Gold is sold throughout the world principally in US dollars, but the KazakhGold Group’s operating costs are incurred principally in tenge and the Polyus Gold Group’s operating costs are incurred principally in Russian roubles. Any significant and sustained appreciation of the tenge or the rouble against the US dollar could have a material adverse effect on their business, revenues, financial condition, results of operations or prospects or the trading price of the DRs. The tenge and the rouble had appreciated relative to the US dollar in years prior to the global economic crisis that began in 2008, although the exchange rate has since been volatile. See “Part XV – Additional Information” for historic exchange rate information.

Kazakh and Russian currency control regulations may hinder the Combined Group’s ability to conduct business

The KazakhGold Group’s and Polyus Gold Group’s operational expenses are primarily denominated in Kazakh tenges and Russian roubles, respectively. The current Russian and Kazakhstan currency control laws and regulations impose a number of limitations on banking and currency transactions. Currency control restrictions include a general prohibition on foreign currency operations between residents in both jurisdictions, except for certain specified operations permitted by law, and the requirement to repatriate, subject to certain exceptions, export-related earnings in Russia and in Kazakhstan. These currency control restrictions may restrict the Combined Group’s operational flexibility, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Risks Relating to the Countries in which the Combined Group will Operate

Emerging markets such as Kazakhstan and Russia are subject to greater risks than more developed markets, including significant legal, economic and political risks

Investors in emerging markets such as Kazakhstan and Russia should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in equity markets of all emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, including during the current crisis in the world’s financial markets, financial problems or an increase in the perceived risks associated with investing in emerging economies may adversely affect the level of foreign investment and adversely affect the economies in those countries. In addition, during such times, companies that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. As a result, even if the Kazakh or Russian economies remain relatively stable, financial turmoil in either country could seriously disrupt the Combined Group’s business, as well as result in a decrease in the price of the DRs. Investors should also note that emerging economies such as those of Kazakhstan and Russia are subject to rapid change and that the information set out in this Prospectus may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved. Potential investors are urged to consult with their own legal and financial advisors before making an investment in the DRs.

Kazakhstan

Kazakhstan is still developing its political, economic and legal framework

Substantially all of the KazakhGold Group’s mining operations are, prior to completion of the Transactions, conducted in Kazakhstan. Accordingly, the KazakhGold Group is substantially dependent on the economic and political conditions prevailing in Kazakhstan. Kazakhstan’s existence as an independent state resulted from the dissolution of the Soviet Union. As such, it has a relatively short history as an independent state and there remains potential for social, political, economic, legal and fiscal instability. These risks include, among other things, local currency devaluation, civil disturbances, changes in exchange controls or lack of availability of hard currency, changes in energy prices, changes to tariffs applicable to the KazakhGold Group and its products, changes with respect to taxes, royalty rates, or withholding taxes on distributions to foreign investors; changes in anti-monopoly legislation, nationalisation or expropriation of property; and interruption or blockage of hydrocarbons or other strategic materials exports. The occurrence of any of these factors could have a material adverse effect on the business, financial condition and operating results of the KazakhGold Group or the trading price of the DRs.

The laws and regulations of Kazakhstan relating to foreign investment, subsoil use, licensing, companies, tax, customs, currency, banking and competition are still developing, and uncertainties in the law could have a material adverse effect on the KazakhGold Group’s operations

The laws and regulations of Kazakhstan relating to foreign investment, subsoil use, licensing, companies, tax, customs, currency, capital markets, pensions, insurance, banking and competition are still developing. Many such laws provide regulators and officials with substantial discretion in their application, interpretation and enforcement. The judicial system in Kazakhstan may not be fully independent of social, economic and political forces. Court decisions can be difficult to predict and enforce, and the KazakhGold Group’s efforts to comply with applicable law may not always result in compliance. Furthermore, as the statutes on subsoil use do not define the course of action available to the government by reference to the gravity of a breach, a minor breach could conceivably lead to harsh consequences, such as suspension or termination of the subsoil user rights. Due to the relative newness of the subsoil use legislation, there are few precedents that would make the consequences of a breach more predictable.

The Kazakhstan government has stated that it believes in continued reform of the corporate governance processes and will ensure discipline and transparency in the corporate sector. However, there can be no assurance that the Kazakhstan government will continue such policy. Given Kazakhstan’s short legislative, judicial and administrative history, it is not possible to predict the effect of current and future legislation on the KazakhGold Group’s business. The ongoing rights of the KazakhGold Group under its subsoil use contracts, licences and other agreements may be susceptible to revision or cancellation, and legal redress in relation to such revocation or cancellation may be uncertain.

The taxation system in Kazakhstan is at an early stage of development, and the interpretation and application of tax laws and regulations are evolving, which significantly increases the risks with respect to the KazakhGold Group’s operations and investment in Kazakhstan

As tax legislation in Kazakhstan has been in force for only a relatively short time, tax risks in Kazakhstan are substantially greater than typically found in countries with more developed tax systems. Tax legislation is evolving and is subject to different and changing interpretations, as well as inconsistent enforcement. The current version of the Republic of Kazakhstan Tax Code (the “Kazakh Tax Code”) was passed at the end of 2008 and came into force on 1 January 2009. This law has been amended at least eight times since it came into force. Some of these amendments have affected corporate tax rates and rates of special subsurface users’ taxes. The Kazakh Tax Code represents a major overhaul of the previously applicable tax system and contains numerous ambiguous provisions. No reliable practice has been established in Kazakhstan with regard to the application of these ambiguous tax provisions to date, in part due to the absence of tax audit practice guidance issued by the tax authorities in respect of these provisions.

The KazakhGold Group is subject to generally applicable taxes, such as corporate income tax, VAT, social tax, social insurance contributions, land tax, property tax, vehicle tax, excise and certain others, as well as the special taxes payable only by subsoil users, which include mineral extraction tax, excess profit tax and, to the extent applicable, commercial discovery bonuses, signing bonuses and the reimbursement of historical costs of a relevant field to the government. The KazakhGold Group is also subject to customs duties pursuant to customs legislation, and subsoil use contracts of the KazakhGold Group may establish obligations to make additional types of contribution to various social and governmental funds. The general risk over the interpretation and application of tax law in Kazakhstan therefore applies to a broad range of taxes paid by KazakhGold Group. Tax regulation and compliance is subject to audit by the tax authorities which may impose fines, generally being 50% of the underpaid amount of tax as established by tax audit, and late payment interest charges.

Export sales of the KazakhGold Group are also subject to domestic transfer pricing regulations. Generally, all cross-border as well as certain other transactions are subject to the domestic transfer pricing regulations, which state that transaction prices for tax purposes are to be determined based on “market” prices. There are special procedures provided in the regulations to determine the applicable “market” price for a given transaction. Where the prices of the KazakhGold Group’s exports deviate from the applicable “market” prices, the Kazakhstan tax authorities are entitled to make tax adjustments and assessments to corporate income tax and any other taxes affected as well as assess fines and late payment interest if such adjustments lead to an increase in tax payments by an entity. Audits of transfer pricing issues are routinely carried out by the tax authorities in respect of exporters of oil, gas and minerals. In February 2010, Kazakhaltyn received a letter from the Kazakh tax authorities which alleged that four contracts from the 2006-2008 period had violated transfer pricing regulations. Kazakhaltyn is currently cooperating with the authorities, although, as a result of the loss of historical data due to fire and server disruptions prior to completion of the Partial Offer in August 2009, it has only been able to provide information with respect to one of the four contracts (see “– Risks associated with the KazakhGold Group – As a result of fire damage and disruptions to servers that occurred prior to the Partial Offer, significant historical accounting and production information has been destroyed”).

Kazakhstan’s tax laws are not always clearly determinable and have not always been applied in a consistent manner and the tax laws continue to evolve. In January 2009 a new version of the Kazakh Tax Code became effective, which among other things introduced a limited application of the withholding tax. Under current language of the law, the withholding tax on capital gains applies only to those gains received on disposal of shares of a non-resident of Kazakhstan provided that at least 50% or more of the value of such shares (or of the value of the relevant entity’s equity capital) is made up of property of subsoil users in Kazakhstan.

Pursuant to the relevant provisions of the Kazakhstan Tax Code a purchaser of shares in such non-resident entity is liable to calculate, withhold and pay the withholding tax in Kazakhstan either directly or by providing the funds in lieu of payment of such withholding tax to the relevant Kazakh subsoil user.

If the withholding tax is not paid by the purchaser, the relevant Kazakh subsoil user will be made liable for the total amount of the tax not withheld and will be obliged to pay such tax. This withholding tax is not payable in a number of circumstances, including with respect to gain realized from sales of shares effected via open sales at stock exchanges. The provisions of the Kazakhstan Tax Code and implementing regulations are vaguely drafted and remain unclear; for example, it is unclear whether the withholding tax is applicable to non-residents of Kazakhstan who do not hold any shares in Kazakh subsoil users directly. It is also not clear whether such withholding tax is payable on gains received on disposal of depositary receipts issued with respect to shares in a non-resident entity. In addition, although there is a view supported by a non binding letter issued by the Kazakh tax authorities that such withholding tax should not be applicable to initial share and depositary receipts issuances, the risk that the tax authorities may try to interpret the relevant provisions of the Kazakhstan Tax Code in an adverse manner may not be excluded.

The uncertainty of application and evolution of tax laws create a risk of additional and substantial payments of tax by the KazakhGold Group, which could have a material adverse effect on the Combined Group’s financial position and results of operations. The tax authorities are entitled to conduct tax audits and raise additional tax assessments within the statute of limitation for five years after the end of the relevant tax period. In certain cases, the tax authorities may be entitled to conduct a tax audit of a previously audited period. While local tax authorities are entitled to provide their opinion or position on certain tax matters addressed to them by taxpayers, those opinions are not legally binding on the tax authorities or courts and may be retracted by the tax authorities if their position on any given tax matter changes in the future.

The Kazakhstan tax authorities may argue that Kazakhstan capital gains tax rules apply to proceeds received by KazakhGold from the Private Exchange Offer

As stated in “– The taxation system in Kazakhstan is at an early stage of development, and the interpretation and application of tax laws and regulations are evolving, which significantly increases the risks with respect to the KazakhGold Group’s operations and investment in Kazakhstan”, the general risk arising from the interpretation and application of tax law in Kazakhstan summarised above also applies where capital gains arise as a result of the sale of shares and other securities directly or indirectly related to subsoil use interests in Kazakhstan. In this regard, the Kazakh tax law lacks clarity on whether any Kazakhstan capital gains tax would be be levied on KazakhGold due to the issuance and primary placement by it of the DRs.

Due to the ambiguity of the Kazakh Tax Code, a lack of reliable and relevant practice, and the potentially aggressive approach of the tax authorities aimed at maximising tax proceeds for the state, a risk exists that the Kazakhstan tax authorities could challenge the assertion that capital gains tax does not apply to the primary placement of the DRs.

The KazakhGold Group could be subject to excess profits tax (“EPT”) depending on its ratio of net after-tax income to the amount of tax deductions determined by the Kazakh Tax Code specifically for EPT purposes

Subject to a few exceptions, EPT is payable by all subsoil users in Kazakhstan. Under the Kazakh Tax Code, EPT is calculated based on income and expenses generated from operations under a specific subsurface use contract (“contractual” income and expenses) determined in accordance with the ring-fencing rules established by the Kazakh Tax Code for subsoil users. Under these rules, income and expenses are accounted for separately for contractual activity (i.e., activity carried out pursuant to a specific subsoil use contract) and non-contractual activity, with EPT payable only in respect of contractual activity.

The tax base for EPT purposes is that part of net income from contractual activities which exceeds 25% of deductible expenses. The net income, amount of deductions and other indexes are determined and calculated pursuant to special rules in the Kazakh Tax Code.

Contractual activity for EPT purposes under the Kazakh Tax Code generally includes extraction of mineral ore and initial processing of mineral ore, but excludes further processing such as refining activity. Income for EPT purposes, therefore, would include sale of minerals which have undergone initial processing, but not refined final products (such as refined gold), which would fall under non-contractual activity. Where a subsoil user does not sell minerals immediately after initial processing, but rather transfers such production for further processing to its own specialist subdivision or other entity as tolling material (without transfer of ownership taking place) to receive some type of refined final product, the income for contractual activity purposes (for EPT as well as corporate income tax purposes) is the amount of cost of extraction and initial processing pursuant to IFRS increased by 20%. To the extent that a subsoil user primarily transfers all mineral ore after initial processing for further processing and treatment to obtain a refined product, such subsoil user would have a low risk of triggering EPT, as contractual net income in this case would likely not be higher than 25% of contractual deductions.

Kazakhaltyn’s net income for EPT purposes does not currently exceed the 25% threshold, and therefore Kazakhaltyn does not pay any EPT. If Kazakhaltyn’s net income for EPT purposes were to exceed this threshold, Kazakhaltyn would become liable to pay EPT, which could have a material adverse effect on the KazakhGold Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the GDRs. See “Part VI – Information on KazakhGold – Material Contracts”.

The Russian Federation

Some of Russia’s physical infrastructure is in very poor condition, which could disrupt normal business activity of the Polyus Gold Group or lead to increased costs

Russia’s physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained since the dissolution of the Soviet Union. The rail and road networks, power generation and transmission, communications systems and building stock have been particularly affected. In the past, Russia has experienced electricity and heating shortages and blackouts. In order to improve its infrastructure, the Russian Government is in the process of reorganizing the electricity sector and is also seeking to reorganise its railway and telephone systems, as well as its public utilities. Any such reorganisations may result in increased charges and tariffs, while failing to generate the anticipated capital investment that is needed to repair, maintain and improve these systems. The poor condition or further deterioration of the physical infrastructure in Russia may harm its national economy, disrupt the transportation of goods and supplies, add costs to doing business and interrupt business operations, each of which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Findings of failure to comply with existing laws or regulations, unlawful or arbitrary government action or increased governmental regulation of the Russian operations of the Polyus Gold Group, could result in substantial additional compliance costs or various sanctions

The Polyus Gold Group’s operations and properties in Russia are subject to regulation by various government entities and agencies at both the federal and regional levels. Regulatory authorities often exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licences and permits and in monitoring licensees’ compliance with licence terms. Russian authorities have the right to, and frequently do, conduct periodic inspections of operations and properties of Russian companies throughout the year. Any such future inspections may conclude that the Polyus Gold Group violated applicable laws, decrees or regulations. Findings that the Polyus Gold Group failed to comply with existing laws or regulations or directions resulting from government inspections may result in the imposition of fines, penalties or more severe sanctions, including the suspension, amendment or termination of the Polyus Gold Group’s licences or permits or in requirements that the Polyus Gold Group cease certain business activities, or in criminal and administrative penalties being imposed on the Polyus Gold Group’s officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of the Russian operations of the Polyus Gold Group, could increase the Polyus Gold Group’s costs and could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

In addition, government officials have a high degree of discretion in Russia and at times act selectively or arbitrarily, without a hearing or prior notice, and sometimes in a manner that is contrary to law or is influenced by political or commercial considerations. Unlawful, selective or arbitrary actions of Russian government officials have reportedly included the denial or withdrawal of licences, sudden and unexpected tax audits, criminal prosecutions and civil actions. In this environment, competitors of the Combined Group may receive preferential treatment from Russian government officials, potentially giving them a competitive advantage over the Polyus Gold Group.

Unlawful, selective or arbitrary action of government officials, if directed at the Polyus Gold Group or to the competitive advantage of the Polyus Gold Group’s competitors, could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

A Russian legal entity may be liquidated on the basis of formal non-compliance with certain laws

Russian law prescribes certain requirements that must be observed in the course of the establishment, reorganisation or operation of a Russian legal entity, and, in the event of non-compliance with such requirements, Russian law may allow a court to order the liquidation of the Russian legal entity. There have been cases in the past in which formal deficiencies in the process of establishing a Russian legal entity or non-compliance by a Russian legal entity with provisions of Russian law have been used by Russian courts as a basis for liquidation of that legal entity. If a Russian legal entity is considered to be a dormant legal entity, it may be excluded from the register of legal entities by the registering state authority even without any court decision. Some Russian courts, in deciding whether or not to order the liquidation of a company, have looked beyond the fact that the company failed to comply fully with all applicable legal requirements and have taken into account other factors, such as the financial standing of the company or its ability to meet its tax obligations, as well as the economic and social consequences of its liquidation. This judicial approach is supported by a decision of the Constitutional Court of the Russian Federation which held that, although even repeated violations of law may not serve as a basis for an involuntary liquidation of a company, consideration should instead be given to whether the liquidation would be an adequate sanction for such violations. However, weaknesses in the Russian legal system create an uncertain legal environment, which, on occasion, makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. Although Polyus Gold does not believe any of its subsidiaries is at risk of an involuntary liquidation, if any Russian subsidiary or company in which Polyus Gold may invest were to be liquidated, this could lead to additional costs, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Russian legislation may not adequately protect against expropriation and nationalisation

The Government of the Russian Federation has enacted legislation to protect foreign investment and other property against expropriation and nationalisation. If property is expropriated or nationalised, legislation provides for fair compensation. However, there is no assurance that such protections would be enforced. This uncertainty is due to several factors, including weaknesses in the judiciary and insufficient mechanisms to enforce judgments, as well as reports of corruption among state officials. In addition, it is possible that due to a lack of experience in enforcing these provisions or due to political change, legislative protections may not be enforced in the event of an attempted nationalisation. Furthermore, there is little experience in enforcing legislation enacted to protect private property against nationalisation. Although Polyus Gold does not believe that there is a legal basis for the expropriation or nationalisation of any of its assets, any expropriation or nationalisation of the Combined Group’s business could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Russian tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favour taxpayers, and the Polyus Gold Group may be subject to greater than expected tax burdens

Russian tax law and practice is not as clearly established as that of more developed market economies and the practice of the Russian tax authorities may not always be in accordance with the law. The Russian tax authorities do not always apply the law evenly to all taxpayers, in certain instances allegedly due to political motivations. It is possible that the current interpretation of the law or understanding of practice may change or that the law may be changed with retroactive effect, even though legislation with retroactive effect that causes a deterioration in taxpayers’ positions is generally prohibited under Russian law.

Generally, taxes payable by Russian mining companies include, among others, profit tax, value-added tax, transportation tax, land tax, water tax, property tax and mineral extraction tax.

Additionally, Russian companies are liable to pay social contributions to certain state regulated funds and import duties, and to make other non-tax payments. Mining companies are also subject to regular payments for subsurface use.

Historically, the tax environment in Russia has been complicated by the fact that various authorities often issued contradictory or retroactive pieces of tax legislation. For example, tax laws are unclear with respect to the deductibility of certain expenses. In addition, certain aspects of the process by which the Polyus Gold Group was incorporated were not specifically covered by Russian tax legislation. As a result, in the past, the Polyus Gold Group may have taken positions which management considered at the time to be in compliance with then-current tax law, but such positions could be subject to challenge by the tax authorities in the future. Such uncertainty potentially exposes the Polyus Gold Group to the risk of a greater-than-expected tax burden.

The Russian taxation system has recently been undergoing significant changes. Currently, Russia is in the process of amending legislation regulating the application of major taxes, including some changes to VAT and profit tax.

While the description of tax consequences in this Document includes the provisions of current law, additional and potentially significant changes to Russian tax law may still be introduced in the future.

In practice, the Russian tax authorities often interpret tax laws in a way that does not favour taxpayers, who often have to resort to court proceedings to defend their positions against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose individual fines, penalties and interest charges. Generally, taxpayers are subject to inspection in relation to a period of three calendar years preceding the year in which an audit is carried out. Previous audits do not exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to revisit the results of tax audits conducted by subordinate tax inspectorates. The tax inspectorate is also entitled to carry out a further field audit in the event of liquidation or reorganization of the taxpayer, as well as if the latter files an adjusted tax return to reduce the amount of tax due.

On 14 July 2005, the Constitutional Court of the Russian Federation issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the normal three-year period if a court determines that a taxpayer has obstructed or hindered a tax inspection. Moreover, the first part of the Russian Tax Code provides for the extension of the three-year statute of limitations if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because the terms “obstructed”, “hindered” or “created insurmountable obstacles” are not defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed”, “hindered” or “created insurmountable obstacles” in respect of an inspection and ultimately seek tax, interest and penalties beyond the three-year term.

On 12 October 2006, the Plenum of the Supreme Arbitration Court of the Russian Federation issued a ruling aimed at differentiating between acceptable tax planning on the one hand and tax evasion on the other. According to the position of the Supreme Arbitration Court, a tax benefit (which may include any reduction of the taxable base, increased tax deduction, recovery, application of a reduced tax rate or tax exemption) may be treated as unjustified if it is received as a result of transactions which are economically or commercially unreasonable, or as a result of transactions the form of which differs from their substance. Such transactions are primarily aimed at receiving an unjustified tax benefit rather than being driven by a valid business or economic purpose.

If the tax authorities conclude that any transactions performed within the Polyus Gold Group, as well as transactions performed with third parties, have no strong economic rationale and are aimed at receiving an unjustified tax benefit, the tax authorities or arbitration courts may treat the transactions as resulting in an “unjustified tax benefit” for any of the parties involved, which may lead to the imposition of additional taxes payable by the Polyus Gold Group.

The foregoing conditions create tax risks in Russia that are more significant than the tax risks typically found in countries with more developed taxation, legislative and judicial systems. These tax risks may impose additional burdens and costs on the Polyus Gold Group’s operations, including management resources. Further, these risks and uncertainties complicate the Polyus Gold Group’s tax planning and related business decisions, potentially exposing the Polyus Gold Group to significant fines, penalties and enforcement measures, despite its efforts to comply with all applicable tax laws, and these could materially adversely affect the Polyus Gold Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of the Polyus Gold Group’s Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the profit or loss of any of the Polyus Gold Group’s other subsidiaries. This may result in a higher than expected effective tax rate for the Combined Group’s consolidated Russian activities. The Russian Ministry of Finance in its Main Directions of Russian Tax Policy for 2009-2011 has proposed the introduction of consolidated tax reporting to enable the consolidation for corporate income tax purposes of the financial results of Russian taxpayers which are part of one group. A draft law has been introduced by the Ministry of Finance to amend the Russian Tax Code and establish rules on consolidated tax reporting as of 1 January 2011. At this stage, it is impossible to predict whether, when or how any consolidated tax reporting principles will be enacted.

Furthermore, Russian tax legislation in effect does not contain a concept of corporate tax residency and so companies are considered to be tax resident in Russia by virtue of the fact that they are incorporated there. The Russian Ministry of Finance in its Main Directions of Russian Tax Policy for 2009-2011 has proposed the introduction to domestic tax law of a concept of tax residency for legal entities. Under the proposals, a company would be deemed a Russian tax resident based on the place of its effective management and control and/or based on the residence of its shareholders. At present no assurance can be given as to whether and when these amendments will be enacted, their exact nature, their possible interpretation by the tax authorities and the possible impact on Polyus Gold Group companies or companies of the Combined Group. It cannot be ruled out that, as a result of the introduction of these changes to Russian tax legislation, any company of the Combined Group might be deemed to be Russian tax resident and therefore becomes subject to all applicable Russian taxes.

Since 2006, the Russian Ministry of Finance has issued clarifications with respect to the concept of “beneficial ownership” of income applied in international tax treaties. Although the clarifications up to now have been of limited use (such clarifications were issued with respect to American

Depositary Receipts), the clarifications set out in the letters of the Ministry of Finance demonstrate an attempt by the Russian tax authorities to investigate the beneficial ownership of income in international financial transactions and holding structures. The Russian President, in his budget message of 25 May 2009, expressed the aim of introducing legal mechanisms to combat the use of international double tax treaties for the purpose of minimising taxes where the ultimate beneficiaries are not residents of the jurisdiction which is a party to the relevant double tax treaty. Furthermore, a draft law is under discussion by the Russian Government that proposes to amend the Russian Tax Code by providing a general approach to addressing beneficial ownership when applying international tax treaties. This draft law may be considered to be additional guidance for local tax inspectorates to address the issue. It cannot be predicted if this draft law will be enacted or how it will be applied in practice.

Despite the Russian Government’s steps to reduce the overall tax burden in recent years, Russia’s continuing budgetary funding requirements may increase the likelihood that the Russian Federation will impose arbitrary or onerous taxes and penalties in the future, which could have a material adverse effect on Polyus Gold Group’s business, financial condition or results of operations.

Current Russian tax legislation is, in general, based upon the formal manner in which transactions are documented, and it construes transactions based on their form rather than substance. However, the Russian tax authorities are increasingly taking a “substance over form” approach. While certain reductions in the rates, such as for profits tax, have been made, it is expected that Russian tax legislation will become more sophisticated and introduce additional tax-raising measures. Although it is unclear how these provisions will operate, the introduction of these provisions may affect Polyus Gold Group’s overall tax costs and may result in significant additional taxes becoming payable. Although Polyus Gold Group will continue to seek to minimise such exposures through tax planning, it cannot offer investors any assurances that the effective tax burden will not increase. Additional tax exposure could adversely affect Polyus Gold Group’s business, financial condition or results of operations.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact the Polyus Gold Group’s business, financial condition or results of operations

Russian transfer pricing legislation allows the tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of all “controlled” transactions, provided that the transaction price differs from the market price by more than 20%. “Controlled” transactions include transactions with related parties, barter transactions, foreign trade transactions and transactions with unrelated parties with significant price fluctuations (i.e., if the price of such transactions differs from the prices on similar transactions by more than 20% within a short period of time). Although some court practice is available in relation to this issue, there has been no formal guidance as to how these rules are applied. Moreover, Russian transfer pricing rules are vaguely drafted, providing the Russian tax authorities and arbitration courts wide scope to interpret their use in politically motivated investigations and prosecutions. In addition, if a transfer pricing adjustment is assessed by the Russian tax authorities, the rules do not provide for a corresponding adjustment for the related counterparty to the transaction. Due to the uncertainties in the interpretation of transfer pricing legislation, the tax authorities may challenge the prices of certain of the Polyus Gold Group’s transactions and propose adjustments. If such price adjustments relate to the Polyus Gold Group and are upheld by the Russian arbitration courts and implemented, the Polyus Gold Group’s results of operations could be materially adversely affected. In addition, the Polyus Gold Group could face significant losses associated with the assessed amount of prior underpaid taxes and related interest and penalties, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Russian State Duma is currently considering a draft law that would substantially change the Russian transfer pricing rules. This draft law was adopted in the first reading on 19 February 2010. It is expected that most of the provisions of this draft law will come into force on 1 January 2011. Such amendments, if adopted, are expected to result in stricter transfer pricing rules. At present, however, it is not possible to be certain whether this draft law will be enacted and what effect it will have on taxpayers, including the Polyus Gold Group.

Russian tax authorities may argue that withholding income tax applies to the proceeds received by foreign shareholders of Polyus Gold in the Private Exchange Offer

The general risk of interpretation and application of tax law in the Russian Federation also applies with regard to income received by foreign shareholders of Polyus Gold as a result of the exchange of securities held by these shareholders in Polyus Gold for DRs of KazakhGold Group Limited in the course of the Private Exchange Offer. To the extent that the assets of Polyus Gold indirectly consist of 50% or more of immovable property located in Russia, an interpretation of the Russian Tax Code may be possible that gains of non-Russian resident corporate Polyus Securityholders from the sale, exchange or other disposal of Polyus Securities could be subject to 20% profit tax in Russia at source. However, the risk may be eliminated based on the double tax treaties concluded between the Russian Federation and foreign jurisdictions. See “Part XIV – Taxation – Taxation of the Private Exchange Offer”.

Risks relating to the Transactions and the DRs

KazakhGold may not acquire the entire issued and outstanding share capital of Polyus Gold as a result of the Transactions

It is unlikely that KazakhGold will acquire the entire issued and outstanding share capital of Polyus Gold as a result of the Transactions. Although Russian law has a compulsory acquisition and mandatory buy-out (squeeze-out) procedures which would allow KazakhGold to either offer to the remaining shareholder to sell their Polyus Shares to it or to request that such Polyus Shares be mandatorily sold to it if it acquires more than 95% of the Polyus Shares (provided that the mandatory buy-out request may only be made if at least 10% of the Polyus Shares are acquired under a mandatory tender offer), KazakhGold does not expect to acquire a sufficient number of Polyus Shares in order to be able to effect such compulsory acquisition or mandatory buy-out (squeeze-out). In such circumstances, Polyus Gold would continue to have minority shareholders following completion of the Transactions, and any transactions between KazakhGold and Polyus Gold or between Polyus Gold and any of its subsidiaries would be viewed as interested party transactions under Russian law, which require approval by the majority of disinterested minority shareholders. The requirement to obtain such approvals could have an impact on the availability of the Combined Group to obtain financing, including intra-group financing, which could have an adverse effect on the business, operating results and financial condition of the Combined Group.

Voting rights with respect to the KazakhGold Shares represented by the DRs are limited by the terms of the relevant Deposit Agreement

DR holders have no direct voting rights with respect to the KazakhGold Shares represented by the DRs. DR holders are able to exercise voting rights with respect to the KazakhGold Shares represented by DRs only in accordance with, for Level I GDR holders, the Level I GDR Deposit Agreement, and, for GDR holders, the GDR Deposit Agreement, and, in each case, the relevant requirements of Jersey law. Under the terms of the respective Deposit Agreements, KazakhGold has agreed to provide notice of shareholder meetings to the Depositary, and the Depositary has undertaken, in turn, as soon as practicable thereafter (and, in the case of Level I GDRs, if requested by KazakhGold) to mail to the relevant DR holders notice of meetings and a statement as to the manner in which voting instructions may be provided by holders to the Depositary. To exercise their voting rights, DR holders must then instruct the Depositary how to vote the KazakhGold Shares represented by the DRs they hold. Due to these additional procedural steps involving the Depositary, the process for exercising voting rights may take longer for DR holders than for holders of KazakhGold Shares not represented by DRs, and KazakhGold cannot assure DR holders that they will receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner. See “Part XVIII – Terms and Conditions of the Global Depositary Receipts – Voting Rights” and “Part XXI – Description of the Level I Global Depositary Shares” for a description of the voting rights of holders of GDRs and Level I GDRs, respectively.

KazakhGold is not subject to mandatory corporate governance standards

There are no corporate governance recommendations issued by a Jersey regulatory or governmental body applicable to companies incorporated in Jersey. Furthermore, as a Jersey company with a standard listing of DRs, KazakhGold is not required to observe the recommendations of the UK Combined Code on Corporate Governance, although it will remain subject to the The City Code on Takeovers and Mergers (the “Code”) for as long as it maintains an Admission of DRs. KazakhGold does not currently observe any specific code of corporate governance, although its Board of Directors does include an independent director. KazakhGold intends to develop its corporate governance policies following completion of the Transactions, and a second independent director is expected to be appointed to its Board of Directors. As a result, corporate governance policies at KazakhGold may differ by comparison to UK or US companies, and holders of KazakhGold Shares and DRs will not benefit from equivalent levels of corporate governance regulation, particularly with respect to minority shareholder protection. Polyus Gold observes the corporate governance standards that are applicable to Russian joint stock companies and its board of Directors currently includes one independent Director. See “ – The principal shareholders of KazakhGold following the Transactions will have the ability to exert significant influence over the Combined Group and its business, and the interests of those principal shareholders may conflict with those of other shareholders of KazakhGold”, “Part XVI – Summary of KazakhGold’s Memorandum and Articles of Association” and “Part XVII – Comparison of Shareholder Rights in KazakhGold and Polyus Gold”.

The principal shareholders of KazakhGold following the Transactions will have the ability to exert significant influence over the Combined Group and its business, and the interests of those principal shareholders may conflict with those of other shareholders of KazakhGold

Assuming that (i) KazakhGold exercises the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreements, (ii) the Private Exchange Offer is accepted in full and is completed and (iii) the Placing is completed, KazakhGold expects that Nafta and Onexim will own approximately 36.3% and 36.7% of KazakhGold’s share capital, respectively. See “Part VI – Information on KazakhGold – Principal Shareholders of KazakhGold”. The interests of these principal shareholders of KazakhGold could conflict with the interests of other holders of KazakhGold Shares and DRs, and the principal shareholders of KazakhGold may make decisions that could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs. In particular, the principal shareholders of KazakhGold will have the ability to exert significant influence over certain actions requiring the approval of KazakhGold shareholders, including those corporate actions which require supermajority approval of KazakhGold shareholders in accordance with Jersey law. Although KazakhGold is subject to the the Code and does retain an independent director on its board, holders of DRs and KazakhGold Shares will not benefit from specific minority shareholder protection other than to the extent prescribed by Jersey law. See “ – KazakhGold is not subject to mandatory corporate governance standards”, “Part VI – Information on KazakhGold – Management and Corporate governance – Corporate governance”, “Part XVI – Summary of KazakhGold’s Memorandum and Articles of Association” and “Part XVII – Comparison of Shareholder Rights in KazakhGold and Polyus Gold”.

Future sales of KazakhGold Shares or DRs may affect the market price of the DRs

Following the Transactions, new issuances and sales, or the possibility of new issuances and sales, of a substantial number of KazakhGold Shares, or KazakhGold Shares in the form of DRs, onto the public markets, could have an adverse effect on the trading price of the DRs or could affect KazakhGold’s ability to obtain further capital through an offering of equity securities. Following the Transactions, without giving effect to the Jenington Distribution (see “Part V – Information on the Transactions – The Jenington Distribution”), Jenington is expected to hold up to 177,532,667 KazakhGold Shares. As Jenington will become an indirect subsidiary of KazakhGold if the Transactions are completed, it will be prohibited under Jersey law from exercising voting rights in respect of any KazakhGold Shares that it holds. Jenington expects to dispose of such KazakhGold Shares in the short- to medium-term. Subsequent equity offerings may also reduce the percentage ownership of KazakhGold’s existing shareholders. Moreover, any newly issued preferred shares may have rights, preferences or privileges senior to those of the KazakhGold Shares.

The price of DRs may be highly volatile

The trading price of the GDRs on the London Stock Exchange has been subject to considerable volatility since the GDRs were admitted to trading in December 2005, and the trading price of DRs may continue be experience wide fluctuations in response to a number of factors, including:

•	the financial and operating condition of the Combined Group;

•	variations in the Combined Group’s actual or anticipated operating results and those of other gold and mining companies and those of other Kazakh and Russian operations;

•	failure to meet expectations of security analysts and investors;

•	changes in financial estimates or publication of research reports by securities analysts;

•	variations in national and industry growth rates;

•	changes in governmental legislation or regulation;

•	fluctuations in the prices and trading volumes of the securities of gold-mining companies;

•	general economic conditions within the Combined Group’s business sector or in Kazakhstan or Russia; and

•	extreme price and volume fluctuations on the Kazakh, Russian or other emerging market stock exchanges.

If the Transactions are completed, Polyus Gold intends to de-list the Polyus ADSs and may terminate the Polyus ADR programme

In the event that the Transactions are completed, KazakhGold understands that Polyus Gold would apply to the UKLA and the London Stock Exchange to request that the Polyus ADSs be delisted from the Official List and from the Regulated Market of the London Stock Exchange, respectively, and Polyus Gold may terminate the Polyus ADR programme as soon as practicable after such delisting. In such circumstances, any remaining holders of Polyus ADSs would receive Polyus Shares in exchange for their Polyus ADSs.

Risks relating to forward looking statements

Certain statements in this Prospectus are not historical facts and are forward-looking statements. Forward-looking statements appear in various locations, including, without limitation, under the headings “Part I – Summary”, “Part II – Risk Factors”, “Part VI – Information on KazakhGold” and “Part X – Operating and Financial Review of KazakhGold”. KazakhGold may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. Forward-looking statements include statements concerning the Combined Group’s plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, its competitive strengths and weaknesses, its business strategy and the trends KazakhGold anticipates in the industries and the political and legal environment in which it operates and other information that is not historical information.

Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “predicts”, “projects”, “could”, “may”, “will”, “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. These risks, uncertainties and other factors include, among other things, those listed under “Risk Factors,” as well as those included elsewhere in this Prospectus. Each prospective investor should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	changes in the prices of gold;

•	changes in the Combined Group’s operating costs, including the costs of energy, transportation and labour;

•	the effects of the restrictive covenants in the Combined Group’s financing documentation;

•	changes in the Combined Group’s ability to fund its future operations and capital needs through borrowings or otherwise;

•	changes in the Combined Group’s ability to successfully implement any of its business or financing strategies;

•	developments in, or changes to, the laws, regulations and governmental policies governing the Combined Group’s businesses, including changes impacting environmental liabilities;

•	inflation, interest rate and exchange rate fluctuations;

•	changes in the Combined Group’s ability to obtain the licences necessary for its businesses;

•	changes in the political, social, legal or economic conditions in Kazakhstan and Russia;

•	the effects of international political events; and

•	the Combined Group’s success in identifying other risks to its businesses and managing the risks of the aforementioned factors.

This list of factors is not exhaustive. When relying on forward-looking statements, each prospective investor should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which the Combined Group operates. Such forward-looking statements speak only as of the date on which they are made. Accordingly, KazakhGold does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise, other than as required by applicable laws or the Listing Rules, Prospectus Rules or Disclosure Rules and Transparency Rules of the UK Listing Authority. KazakhGold does not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

PART III

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

(The times, dates and events shown in this table are subject to change in the absolute discretion of KazakhGold)

DAY	EVENT
On or about 2 July 2010	Private Exchange Offer document made available to Eligible Polyus Securityholders and Private Exchange Offer opens for acceptance.

27 July 2010	KazakhGold Extraordinary General Meeting to approve the increase of KazakhGold’s authorised share capital and other matters.

5.00 p.m., New York City time, on 10 August 2010 (the “Expiration Time”)
Deadline for acceptances of the Private Exchange Offer.

Please note that, in relation to Polyus ADSs, each of DTC, Euroclear and Clearstream may establish their own earlier deadlines for giving instructions for accepting the Private Exchange Offer.

Please note that Share Forms of Acceptance relating to Polyus Shares must be submitted to NRC and the transfer of Polyus Shares to the account of KazakhGold in the Register must occur by 5.00 p.m., Moscow time, on 10 August 2010

On or about 10 August 2010	Subject to satisfactory acceptances under the Private Exchange Offer, KazakhGold intends to exercise the Options

11 August 2010	Announcement of the level of acceptances of the Private Exchange Offer

By 17 August 2010	Settlement of the Private Exchange Offer, the Principal Shareholders Option Agreement and the Jenington Option Agreement.

On or about 18 August 2010
Announcement of the Private Exchange Offer, the Principal Shareholders Option Agreement and Jenington Option Agreement having completed and admission of new GDRs to the Standard Listing segment of the Official List and to trading on the London Stock Exchange.

End of September 2010	Jenington Distribution.

PART IV

DIRECTORS, SECRETARY AND ADVISERS

KazakhGold Group Limited

Ordnance House,
31 Pier Road,
St Helier
Jersey JE4 8PW

KazakhGold Directors

Mr. Evgeny I. Ivanov
Mr. Oleg V. Ignatov
Mr. German R. Pikhoya
Mr. Alexey L. Teksler
Mr. Adrian J.G. Coates

All of 88 Wood Street, London EC2V 7RS, United Kingdom

Legal Advisors as to US and English Law

Debevoise & Plimpton LLP
Tower 42
Old Broad Street
London EC2N 1HQ
United Kingdom

Legal Advisers as to Russian Law

Debevoise & Plimpton LLP
Business Center “Mokhovaya”
Ulitsa Vozdvizhenka, 4/7, Stroyeniye 2
Moscow, 125009
Russian Federation

Legal Advisers as to Jersey Law

Mourant Ozannes
22 Grenville Street
St Helier
Jersey JE4 8PX
Channel Islands

Financial Adviser

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

Auditors

ZAO Deloitte & Touche CIS
5 Lesnaya St.
Moscow, 125047
Russian Federation

PART V

INFORMATION ON THE TRANSACTIONS

The Proposed Combination

On 30 June 2010, the Board of KazakhGold and Polyus Gold announced the Proposed Combination, which, if completed, would result in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold, currently the indirect controlling shareholder of KazakhGold. The Proposed Combination is to be effected through a series of transactions including a conditional Private Exchange Offer to be made by KazakhGold to Eligible Polyus Securityholders for 15% of the issued Polyus Securities.

Background

On 9 July 2009, Polyus Gold, through its indirect wholly-owned subsidiary, Jenington, made a recommended partial offer to acquire 50.1% of the issued and to be issued share capital of KazakhGold. The Partial Offer was declared wholly unconditional on 14 August 2009.

Since acquiring its interest in KazakhGold in 2009, Polyus Gold has managed KazakhGold and, through Jenington, has funded the development and operations of KazakhGold through two USD 50 million shareholder loans.

The Proposed Combination will create a single holding company which will combine the businesses of both KazakhGold and Polyus Gold, unifying the shareholder bases of the companies under a single listing on the London Stock Exchange.

The Private Exchange Offer

Subject to applicable securities laws, the Private Exchange Offer is being made to all existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain Eligible Polyus Securityholders inside the Russian Federation, on the following basis:

for each Polyus Share: 9.260 Level I GDRs

for each Polyus ADS: 4.885 Level I GDRs

(every two Polyus ADSs represent one Polyus Share)

The Exchange Ratios above were derived primarily from the recent market prices of Polyus Gold Securities and KazakhGold GDRs, taking into account the relative liquidity of each of these securities and the estimated effects of the Placing, as well as the expected conversion of a USD 50 million shareholder loan from Jenington. The Exchange Ratios also reflect considerations of the relative financial position and operational outlook of Polyus Gold and KazakhGold.

The Exchange Ratios were arrived at based on the following assumed values:

•	each Polyus Share of approximately USD 48.25;

•	every two Polyus ADSs of approximately USD 50.90; and

•	each KazakhGold GDR of approximately USD 5.21.

Based on the above assumed values, the Exchange Ratios imply a value for the existing issued share capital of Polyus Gold of approximately USD 9.4 billion.

On 30 June 2010 the Board of KazakhGold determined that the exchange ratios were fair from a financial point of view so far as the existing shareholders of KazakhGold were concerned. In arriving at this determination, the Board of KazakhGold took advice from BMO Capital Markets as independent financial adviser to the Board of KazakhGold.

In addition to the Private Exchange Offer, the Transactions comprise the granting of Options to KazakhGold under (i) the Principal Shareholders Option Agreement by entities under the respective beneficial ownership of Nafta and Onexim, which are currently the two principal shareholders of Polyus Gold, to acquire their entire holdings of Polyus Securities, and (ii) the Jenington Option Agreement by Jenington to acquire Jenington’s entire holding of Polyus Shares. Completion of the Private Exchange Offer and the exercise of the Options are both subject to conditions as described below. The Transactions, if completed, would constitute a reverse takeover of Polyus Gold by KazakhGold.

Following completion of the Transactions and, subject to shareholder approval and admission of the GDRs to the Official List of the UKLA and to trading on the London Stock Exchange KazakhGold will be renamed “Polyus Gold International Limited”.

Conditions to the Private Exchange Offer

The Private Exchange Offer is subject, among others, to the conditions set out below, each of which may be waived (to the extent any such condition is capable of being waived) by KazakhGold at any time, in whole or in part, in its sole discretion:

1.	valid acceptances having been received by the Expiration Time of the Private Exchange Offer with respect to Polyus Securities representing in the aggregate 28,594,162 Polyus Shares, representing in aggregate 15% of the issued and outstanding share capital of Polyus Gold;

2.	the Principal Shareholders Option Agreement and Jenington Option Agreement remaining in full force and effect and the parties complying with their respective obligations under the Principal Shareholders Option Agreement and Jenington Option Agreement;

3.	the resolutions to be proposed at the Extraordinary General Meeting having been duly passed at such meeting;

4.	all governmental and regulatory approvals, consents and waivers necessary to permit KazakhGold and other parties to the Transactions to consummate the Proposed Combination (or any one or more of them) having been received in form and substance satisfactory to KazakhGold and remaining in force and effect, including the following:

•	approval of the acquisition by KazakhGold of up to 100% of Polyus Shares by the Government Commission On Monitoring Foreign Investment in the Russian Federation confirmed by a written approval from FAS in accordance with Federal Law No. 57–FZ “On Procedures for Foreign Investments in Companies of Strategic Significance for National Defence and Security” dated April 29, 2008;

•	written consent to the acquisition by KazakhGold of up to 100% of Polyus Shares from FAS in accordance with Federal Law No. 135-FZ “On Protection of Competition” dated July 26, 2006;

•	a waiver from the Republic of Kazakhstan, pursuant to Article 71 of the Subsoil Law of the Republic of Kazakhstan, of the state’s pre-emptive right to acquire any or all of the KazakhGold Shares or DRs to be issued as consideration under the Transactions; and

•	Level I GDRs and GDRs to be issued under the Private Exchange Offer and the Options shall be admitted to the Standard Listing segment of the Official List and to trading on the London Stock Exchange, which, solely for the purposes of the fulfilment of this condition, shall be deemed to occur following notification that the application for admission has been approved at the listing hearings held by the UK Listing Authority and the London Stock Exchange, respectively, subject to receipt of confirmation by the UKLA and London Stock Exchange of the issuance of such Level I GDRs and GDRs;

5.	in KazakhGold’s opinion, no event affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of KazakhGold or Polyus Gold, or their respective subsidiaries or affiliates, that would or might prohibit, prevent, restrict or delay consummation of the Private Exchange Offer (or any other of the Transactions), shall have occurred; and

6.	in KazakhGold’s opinion, no action or proceeding shall have been instituted or threatened that would impair a contemplated purpose of the Private Exchange Offer (or any other of the Transactions), and no development shall have occurred that would materially or adversely affect the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of KazakhGold or Polyus Gold, or their respective subsidiaries or affiliates, including, without limitation, the commencement of war, armed hostilities, terrorist action or any other international or national calamity.

KazakhGold reserves the right in its sole discretion to amend or extend the Private Exchange Offer or to terminate the Private Exchange Offer prior to settlement and delivery of the Level I GDRs to the Exchange Agent for onward delivery to the persons entitled thereto for any reason, including if any of the conditions are not satisfied (or, where capable of waiver, waived).

Acceptance under the Private Exchange Offer

Polyus Securityholders may accept the offer in respect of some or all of their Polyus Securities by following the acceptance procedures set out in “Part XXIV – Acceptance procedures for the Private Exchange Offer”. A Polyus Securityholder may not withdraw an acceptance under the Private Exchange Offer.

To the extent that acceptances are received in respect of Polyus Securities representing more than 15% of Polyus Shares in issue during the term of the Private Exchange Offer, all acceptances will be reduced pro rata according to the number of Polyus Securities offered for acceptance by Eligible Polyus Securityholders (with downward adjustments where necessary to avoid the acquisition of fractional Polyus Securities). Any pro rata allocation pursuant to the Private Exchange Offer will not differentiate between Polyus Shares or Polyus ADSs, save as shall be necessary to account for the fact that two Polyus ADSs represent one Polyus Share.

No fractional Level I GDRs will be issued in the Private Exchange Offer. The number of Level I GDRs to which Polyus Securityholders will become entitled as a result of the Private Exchange Offer will be rounded down to the nearest whole number.

The time at which the Private Exchange Offer will close for acceptances will be 5.00 p.m., New York time, on 10 August 2010, unless extended. KazakhGold reserves the right to extend the expiry date in its sole discretion. Each of Euroclear, Clearstream and DTC will establish its own expiry time and date and time for receipt of instructions to tender Polyus ADSs, which will be earlier than the stated expiration time. Each holder should contact the financial intermediary through which it holds Polyus ADSs to determine the expiry time and date applicable to it. Share Forms of Acceptance must be submitted to NRC, and the relevant Polyus Shares transferred to KazakhGold, by 5.00 p.m. (Moscow time).

Assuming acceptance in full and completion of the Private Exchange Offer, 274,929,559 Level I GDRs will be issued.

The Principal Shareholders Option Agreement

KazakhGold has entered into the Principal Shareholders Option Agreement (the “Principal Shareholders Option Agreement”) with entities beneficially owned by each of Nafta and Onexim, pursuant to which such entities have granted KazakhGold the option to acquire their entire holdings of Polyus Securities (whether owned or in which they are otherwise interested), comprising 94,797,361 Polyus Shares and 93,644,839 Polyus ADSs and representing, in aggregate, 74.3% of the issued and outstanding share capital of Polyus Gold, using the same exchange ratios as are used in the Private Exchange Offer. The options under the Principal Shareholders Option Agreement are exercisable during the period commencing on 30 July 2010 and ending on the date falling thirty (30) days thereafter or such later date as may be determined pursuant to the Principal Shareholders Option Agreement in the event that the Private Exchange Offer is extended. Under the Principal Shareholders Option Agreement, Onexim has agreed to receive a portion of the Regulation S GDRs they would otherwise be entitled to in KazakhGold Shares, as determined by KazakhGold. The Principal Shareholders Option Agreement is subject to conditions as to receipt and validity of governmental and regulatory approvals, the passing of the resolutions at the KazakhGold Extraordinary General Meeting and receipt of acceptances in the Private Exchange Offer, as well as compliance by Nafta and Onexim with their respective obligations relating to the transfer of their Polyus Gold ADSs under such agreement.

Jenington Option Agreement

KazakhGold has entered into an agreement (the “Jenington Option Agreement”) with Jenington under which Jenington has granted KazakhGold the option to acquire Jenington’s entire holding of 10,776,161 Polyus Shares, representing, in aggregate, 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares. The exchange ratio used under the Jenington Option Agreement to calculate the number of KazakhGold Shares to be issued to Jenington is the same as the ratio used in the Private Exchange Offer for the exchange of Polyus Shares for Level I GDRs. The Option under the Jenington Option Agreement may be exercised and exchange completed at any time prior to or after the expiration time of the Private Exchange Offer and the Principal Shareholders Option Agreement, and, in the absence of waiver by KazakhGold, it is subject to conditions as to receipt of governmental and regulatory approvals, the passing of the resolutions at the Extraordinary General Meeting and receipt of acceptances in the Private Exchange Offer.

Following completion of the Private Exchange Offer and the exercise of the options under the Principal Shareholders Option Agreement and the Jenington Option Agreement, KazakhGold is expected to acquire approximately 94.9% of the issued share capital of Polyus Gold, as a result of which Polyus Gold will become a subsidiary of KazakhGold. On this basis, excluding the Jenington Distribution:

•	existing Polyus Gold shareholders would hold approximately 93.5% of the Combined Group; and

•	existing KazakhGold shareholders would hold approximately 6.5% of the Combined Group.

Full acceptance of the Private Exchange Offer and closing of the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreement, would result in the issue of approximately 1,709,995,409 KazakhGold Shares and DRs, representing approximately 93.5 % of the issued ordinary share capital of KazakhGold following completion of the Transactions.

The Placing

In connection with the Partial Offer, Jenington agreed with KazakhGold to underwrite an announced USD 100 million Placing of new ordinary shares of KazakhGold pursuant to the Backstop Underwriting Agreement. The Placing was completed on 1 July 2010, with settlement expected on or about 6 July 2010. The Placing proceeds are expected to be used to repay the USD 50 million shareholder loan, together with accrued interest, made by Jenington in February 2010, with the remainder of the proceeds to be used for general corporate purposes.

The Jenington Distribution

Following the completion of the Partial Offer in August 2009, Jenington entered into a shareholder loan of up to USD 50 million to KazakhGold (the “Jenington Shareholder Loan”). See “Part VI – Information on KazakhGold – Material Contracts”. The shareholder loan is convertible at the option of Jenington into newly-issued KazakhGold Shares at a price of USD 1.50 per share. Jenington has notified KazakhGold that, conditional upon the completion of the Transactions and the Placing, it will convert the Jenington Shareholder Loan into new KazakhGold Shares, such shares to be delivered to the Depositary under KazakhGold’s DR programmes. Jenington has instructed the Depositary to issue, upon the receipt of such shares, Level I GDRs and Regulation S GDRs (the “Jenington Distribution GDRs”) and to distribute them to those Polyus Securityholders who have validly accepted the Private Exchange Offer and to the Principal Shareholders, respectively (together, the “Jenington Distribution Recipients”), on a pro rata basis, based on the number of Level I GDRs and/or Regulation S GDRs received by each of the Jenington Distribution Recipients.

After completion of the Transactions, on the assumptions that:

•	the Private Exchange Offer acceptance condition is fulfilled;

•	the Options are exercised and completed; and

•	the Jenington Shareholder Loan, in the amount of USD 50 million, is converted into KazakhGold Shares,

it is expected that the Jenington Distribution Recipients will receive not less than 0.02 Jenington Distribution GDRs for every new GDR or KazakhGold Share issued under the Transactions. No fractional entitlements for Jenington Distribution GDRs will be delivered and individual entitlements (based on the overall level of acceptances received under the Private Exchange Offer) will be rounded down to the nearest whole number of Jenington Distribution GDRs. It is currently expected the Jenington Distribution GDRs will be delivered (to the accounts as notified by acceptors of the Private Exchange Offer in their Forms of Acceptance or to the account in which they held the Polyus ADSs) to the persons entitled thereto at the end of September 2010.

For certain tax consequences for persons receiving Jenington Distribution GDRs, see “Part XIV – Taxation – Taxation of the Jenington Distribution”.

Reasons for and benefits of the Proposed Combination

The Board of KazakhGold and Polyus Gold believe that the Combined Group resulting from the Proposed Combination will provide substantial benefits to both Polyus Gold and KazakhGold, as well as holders of their respective shares and depositary receipts, including:

Creation of a leading gold producer

The Proposed Combination will consolidate the ownership of the largest gold producer in the CIS region. The Combined Group will be one of the leading gold producers in the world and the largest pure gold mining company listed on the London Stock Exchange in terms of gold production and mineral resources. Based on the 2009 annual results for KazakhGold and Polyus Gold, the Combined Group had aggregate production of 1,304 thousand ounces in 2009 (adding production for KazakhGold for January – July 2009 and for Polyus Gold for the full year 2009, which included KazakhGold from completion of the Partial Offer), proven and probable reserves of 74.7 million ounces, and measured, indicated and inferred resources of 111.8 million ounces on 1 January 2010 (adding KazakhGold and Polyus Gold reserves and resources determined in accordance with the JORC Code at such date).

Strong platform for growth

The Proposed Combination will combine the prospective resource base of KazakhGold with the high quality assets of Polyus Gold, including Olimpiada and Natalka, as well as Polyus Gold’s strong exploration and development portfolio. The Board of KazakhGold and Polyus Gold believe that the resulting combination of the two companies will give the Combined Group a strong platform for future growth in Russia, Kazakhstan and globally.

Improved financial position for KazakhGold

Since acquiring a 50.15% interest in KazakhGold in 2009 through Jenington, Polyus Gold has funded the development and operations of KazakhGold through two USD 50 million shareholder loans. As part of the Partial Offer, Jenington also agreed to underwrite a USD 100 million placing of new KazakhGold Shares and GDRs in KazakhGold.

In its 2009 Annual Report and Accounts, the management of KazakhGold stated that it had based its assumption that KazakhGold was a going concern on an expected waiver of existing defaults under its USD 200 million 9.375% Senior Notes due November 2013, improvements to its operations and, if necessary, provision of additional funding from its parent, Jenington, or Polyus Gold and, based on these factors, would be able to meet its borrowing obligations and continue to finance its operational activities. In the absence of the Proposed Combination, there can be no assurance that further financial support from Jenington or Polyus Gold will be forthcoming beyond the current KazakhGold financial year, nor beyond previously made commitments.

Enhanced liquidity and visibility of the Combined Group

The Board of KazakhGold and Polyus Gold believe that, with an enlarged shareholder base and greater free float in USD terms following completion of the Proposed Combination, the Combined Group will benefit from enhanced liquidity in its DRs, as well as increasing its visibility in the London equity market, resulting in a more transparent valuation for the Combined Group going forward.

Improved access to capital markets

Through the combination with Polyus Gold, the Board of KazakhGold and Polyus Gold believe that KazakhGold will have a more stable financial footing and will have access to more reliable sources of financing on more beneficial terms than those presently available to it, allowing the Combined Group to finance the future development of its Kazakhstan asset base.

Polyus Gold is currently subject to limitations under Russian law on the aggregate number of depositary receipts it can have in issue, which restricts its capability to raise capital in the international equity markets and the ability of its shareholders to convert common shares into depositary receipts. The Board of KazakhGold and Polyus Gold expect the internationalisation of Polyus Gold through the combination with KazakhGold to give the Combined Group the ability to raise capital through a more direct access to international capital markets.

Enhanced corporate governance

The new Board of KazakhGold is expected to have three independent non-executive directors, with two coming from the existing Board of Polyus Gold and one from the existing Board of KazakhGold. As GDR holders of the Combined Group, existing KazakhGold GDR holders will benefit from enhanced corporate governance through the appointment of two additional independent non-executive directors, and Polyus Securityholders will benefit from the appointment of one additional independent non-executive director to the Board of KazakhGold.

Potential to move to a Premium Listing

Following the integration of the KazakhGold and Polyus Gold groups, the Combined Group will consider applying in due course to the UKLA for a Premium Listing of its ordinary shares on the London Stock Exchange, which would allow the Combined Group to seek future inclusion in key FTSE indices and which, the Board of KazakhGold and Polyus Gold believe, would lead to a re-rating of the Combined Group. Moving to a Premium Listing would also require enhancement to the corporate governance of the company and provide greater rights for minority shareholders than KazakhGold’s Jersey incorporation and Standard Listing presently affords them. No final determination has been made to apply for a Premium Listing, and no assurance can be given that such a listing would be obtained.

Attractive acquisition currency

The Board of KazakhGold and Polyus Gold believe that the Combined Group’s London Stock Exchange listing will provide an attractive acquisition currency for future expansion and consolidation opportunities within the gold sector.

Elimination of multiple trading platforms and rationalisation of costs

The completion of the Proposed Combination will result in a single, London-listed investment opportunity for investors in the form of KazakhGold depositary receipts with one unified market capitalisation, eliminating the multiple trading platforms for investment in Polyus Gold or KazakhGold securities that currently exist, along with the associated listing costs. The combination will also allow the rationalisation of central administrative costs such as duplicated business functions.

Effect of the Transactions

The following diagrams (which do not include the subsidiaries of KazakhGold or Polyus Gold) summarise the effect that consummation of the Transactions would have on KazakhGold and Polyus Gold, and their holders of shares and depositary receipts.

Diagram 1 – Before the Transactions

Polyus
Securityholders
Polyus Gold
Jenington
Other existing
KazakhGold
Shareholders and
GDR holders
KazakhGold

Diagram 2 – After the Transactions

Former Polyus Securityholders
Existing KazakhGold Shareholders and GDR holders
KazakhGold
Remaining minority Polyus Securityholders
Polyus Gold
Jenington

Other consequences of the Transactions

If the Private Exchange Offer and exercise of the Options are completed, KazakhGold will acquire more than 30% of the issued and outstanding share capital of Polyus Gold and will be required under the Russian Joint Stock Companies Law to make a mandatory tender offer in cash for all of the outstanding Polyus Shares not then owned by it. KazakhGold expects to enter into a credit facility in order to provide a source of funds for the acquisition of Polyus Securities under the mandatory tender offer. See “Part VI – Information KazakhGold – Material Contracts – Material Contracts in connection with the Transactions – Bridge Facility”. If, following the mandatory tender offer, KazakhGold will have acquired (in aggregate) more than 95% of the outstanding Polyus Shares, KazakhGold would be subject to compulsory acquisition and mandatory buy-out provisions of Russian law. See “Part XIII – Regulatory Matters – Regulation of the Russian Gold Industry – Share Acquisitions above Certain Thresholds and Takeover Protection”. KazakhGold does not expect to acquire more than 95% of outstanding Polyus Shares through the Transactions and the mandatory tender offer, and thus these requirements are not expected to arise.

Financial effects on KazakhGold

Pro-forma financial information of KazakhGold giving effect to the Transactions is set out in Part XIII of this Prospectus.

Polyus Dividend

Polyus Gold expects to declare a dividend of approximately RUB 1.7 billion for the first half of the year 2010, which equates to approximately USD 54.5 million based on RUB/USD exchange rate of 31.1954 established by the Central Bank of Russia on 30 June 2010. The precise level of the dividend will depend, inter alia, upon the financial performance of Polyus Gold for the six months ended 30 June 2010 and the RUB/USD exchange rate at the date of payment of the dividend. Payment of the dividend is subject to the recommendation of the Board of Polyus Gold and a shareholder vote at an extraordinary general meeting of Polyus Shareholders (“Polyus EGM”). The record date for receipt of the dividend will be the same record date used for the Polyus EGM, which is expected to be set prior to the expiration of the Private Exchange Offer. Therefore, Polyus Shareholders (including Bank of New York Mellon as depositary for the Polyus Gold ADR programme) who validly hold their Polyus Shares as of the record date for the Polyus EGM shall retain the right to receive the dividend, even if such Polyus Shareholders subsequently sell or otherwise dispose of their Polyus Shares, including as a result of the Private Exchange Offer.

On 21 May 2010 Polyus Gold’s annual general shareholders’ meeting declared payment of dividends to Polyus Shareholders, which will be paid out prior to the Expiration Time. Participation of Polyus Securityholders in the Private Exchange Offer and transfer their Polyus Securities to KazakhGold will not prevent them from receiving the dividends declared at this annual general shareholders’ meeting.

Dividend policy

The Board of Directors of KazakhGold is currently formulating a revised dividend policy for KazakhGold. KazakhGold did not declare a dividend in respect of the years ended 31 December 2007, 2008 and 2009. KazakhGold is restricted from paying dividends under the terms of its Senior Notes. The terms of the Senior Notes prohibit the payment of dividends unless, at the time of payment of the dividend, it would be able under those terms to incur additional indebtedness and no default has occurred and is continuing. See “Part VI – Information on KazakhGold – Material Contracts”.

Changes to the Board of KazakhGold following the Transactions

Following completion of the Transactions, it is expected that a new Board of KazakhGold will be constituted, comprising two current KazakhGold Directors (Mr Evgeny I. Ivanov and Mr. Adrian Coates) and eight new directors, while senior management is expected to remain substantially unchanged. The eight new directors, together with Mr. Ivanov, comprise the current board of Polyus Gold. See “Part VI – Information on KazakhGold – Management and Corporate Governance – Directors and Senior Management Following the Transactions”.

Intention to delist Polyus Gold ADSs

Following completion of the Transactions, Polyus Gold intends to apply to the UKLA and the London Stock Exchange to have the Polyus ADSs delisted from the Official List and from the Regulated Market in accordance with the respective rules of the UKLA and the London Stock Exchange, and Polyus Gold may terminate the Polyus ADR programme as soon as practicable after such delisting. In such circumstances, any remaining holders of Polyus ADSs would receive Polyus Shares in exchange for their Polyus ADSs. If the Transactions do not complete, Polyus Gold will maintain the listing of Polyus ADSs on the Official List and Regulated Market.

Information for Residents of the Russian Federation

The Private Exchange Offer is not being made, directly or indirectly, in the Russian Federation to individuals or, with respect to legal entities, to legal entities that are not “qualified investors” under Russian law and does not, and is not intended to, constitute a public offer in Russia. In accordance with Russian law, in the Russian Federation the Private Exchange Offer and the Level I GDRs may only be accepted by Polyus Securityholders who are “qualified investors” under Russian Federal Law dated 22 April 1996 No. 39-FZ “On the Securities Market” (as amended) (the “Russian Securities Market Law”). Article 51.2(2) of the Russian Securities Market Law lists the following institutions, among others, as qualified investors: (i) brokers, dealers and managers; (ii) credit institutions; (iii) joint-stock investment funds; (iv) management companies of investment funds and non-government pension funds; (v) insurance organisations; (vi) non-governmental pension funds; (vii) international organisations, including the World Bank, the International Monetary Fund, the European Central Bank, the European Investment Bank and the European Bank for Reconstruction and Development; and (viii) Bank of Russia and certain Russian state corporations. In addition, natural persons and legal entities meeting certain financial and net worth tests may be recognised as “qualified investors” in accordance with the procedures set forth by the Federal Service for the Financial Markets of the Russian Federation (the “FSFM”).

Pursuant to Article 51.2(5) of the Russian Securities Market Law and related implementing regulations, a legal entity may be recognised as a qualified investor by a Russian licensed broker or an asset manager if such entity satisfies any two of the following criteria:

•	such entity has a working capital of at least RUB 100.0 million (approximately USD 3.4 million);

•	every quarter during the previous four quarters, such entity has engaged in at least five transactions with securities or other financial instruments, the aggregate price of which was at least RUB 3.0 million (approximately USD 100,000);

•	over the previous accounting year, such entity had a turnover of at least RUB 1,000.0 million (approximately USD 33.3 million); and

•	over the previous accounting year, such entity’s asset value was at least RUB 2,000.0 million (approximately USD 66.6 million).

In addition, Article 51.2(4) of the Russian Securities Market Law and related implementing regulations provide that a natural person may also be recognised as a qualified investor by a Russian licensed broker or an asset manager if such person satisfies the relevant criteria.

Polyus Securityholders that are established and registered in the Russian Federation or otherwise receive the Private Exchange Offer in the Russian Federation must consult with their legal advisors to determine whether they are “qualified investors” under Russian law. Such Polyus Securityholders that are not able to demonstrate that they are qualified investors under Russian law, are requested to disregard the Private Exchange Offer and any documentation related thereto, including this Prospectus, and will not be able to exchange their Polyus Shares or Polyus ADSs for Level I GDRs.

Polyus Securityholders that are established and registered in the Russian Federation and are qualified investors under Russian law, but which are not listed in Article 51.2(2) of the Russian Securities Market Law may only accept Level I GDRs through a Russian broker authorised to accept Level I GDRs on their behalf.

PART VI

INFORMATION ON KAZAKHGOLD

Business Overview

The KazakhGold Group is one of the leading gold mining companies in Kazakhstan based upon its gold resources.

The KazakhGold Group’s business dates back to 1929, when gold ore was discovered at the Aksu deposit in Northern Kazakhstan. Exploration began at the KazakhGold Group’s Bestobe and Zholymbet deposits in 1932. The KazakhGold Group’s principal mining operations are in Northern Kazakhstan, comprising:

•	the Aksu mine (including the Aksu and adjacent Quartzite Hills deposits);

•	the Bestobe mine; and

•	the Zholymbet mine.

In addition, the KazakhGold Group has development properties in Northern, Eastern and Central Kazakhstan, as well as in Romania. KazakhGold is reviewing its strategic and financial alternatives for its assets located in Romania.

On 19 May 2010, the KazakhGold Group announced a development programme for upgrading its facilities with the goal of achieving an annual production level of 500 thousand troy ounces of gold by 2016.

On 9 July 2009, Jenington made the Partial Offer to shareholders of KazakhGold. The Partial Offer was declared wholly unconditional on 14 August 2009, following which Jenington became the KazakhGold Group’s controlling shareholder.

In 2009, the KazakhGold Group produced 72.7 thousand ounces of gold and sold 69.3 thousand ounces of gold at an average achieved sale price of USD 842.7 per contained ounce. In 2009, the KazakhGold Group had revenue of USD 60.4 million and loss before income tax of USD 149.9 million. As at 31 December 2009, the KazakhGold Group’s total assets were USD 225.8 million.

Corporate Structure

KazakhGold, which is incorporated in Jersey but resident in the United Kingdom for tax purposes, is the holding company of the KazakhGold Group and the indirect parent company of Kazakhaltyn, which is incorporated in Kazakhstan and wholly owned by a direct subsidiary of KazakhGold. Kazakhaltyn is the principal operating company of the Group through which the KazakhGold Group holds its interests in the Aksu, Bestobe, Zholymbet mines and East Kazakhstan assets.

The diagram below shows the current structure for the KazakhGold Group.

Reserves, Resources and Exploration

Reserves

The following table shows the KazakhGold Group’s ore reserves as at 1 January 2010, as stated in accordance with the JORC code and audited by Wardell Armstrong in March 2010.

Deposit	Ore Zone	Class	Tonnes (t)	Grade (g/t Au)	Metal (kg Au)
Aksu	Quartz Hills	Proven	2,069,254	5.05	10,450
		Probable	274,511	4.82	1,323
		Total	2,343,765	5.03	11,789
Bestube	Dalnaya	Probable	634,748	2.85	1,809
		Total	634,748	2.85	1,809
	Yuzhnaya-4	Probable	20,742	9.18	190
		Total	20,742	9.18	190
	Ruslan	Probable	7,191	11.68	84
		Total	7,191	11.68	84
Zholymbet	Diorite Dyke	Probable	203,309	3.39	689
		Total	203,309	3.39	689
	September	Probable	—	—	—
		Total	—	—	—
	Bolatovskaya	Probable	333,043	9.08	3,024
		Total	333,043	9.08	3,024

		Total	3,542,798	4.96	17,585

The following table shows the KazakhGold Group’s mineral resources, inclusive of reserves, as at 1 January 2010, as stated in accordance with the JORC code and audited by Wardell Armstrong in March 2010.

Deposit	Ore Zone	Classification	Tonnes (t)	Grade (g/t Au)	Contained Metal (kg Au)
Aksu	Quartz Hills	Measured	3,400,088	5.05	17,184
		Indicated	926,398	4.13	3,827
		Inferred	71,998	3.13	225
Bestube	Dalnaya	Measured	—	—	—
		Indicated	1,413,569	3.98	5,620
		Inferred	647,130	4.24	2,741
	Yuzhnaya-4	Measured	—	—	—
		Indicated	30,997	10.30	319
		Inferred	42,020	9.45	397
	Ruslan	Measured	—	—	—
		Indicated	28,632	14.46	414
		Inferred	17,658	17.73	313
Zholymbet	Diorite Dyke	Measured	—	—	—
		Indicated	641,902	3.70	2,373
		Inferred	431,562	4.14	1,784
	September	Measured	—	—	—
	High-Grade	Indicated	39,290	36.50	1,432
	Zone	Inferred	31,702	33.20	1,053
	September	Measured	—	—	—
	Low-Grade	Indicated	94,285	17.50	1,648
	Zone	Inferred	192,423	17.70	3,407
	Bolotovskaya	Measured	—	—	—
	High-Grade	Indicated	16,231	37.13	603
	Zone	Inferred	17,312	51.84	898
	Bolotovskaya	Measured	—	—	—
	Low-Grade	Indicated	309,410	10.54	3,262
	Zone	Inferred	111,389	7.89	879

KazakhGold currently mines and processes ores at each of the Aksu, Bestobe and Zholymbet deposits. Mining and production levels have declined in recent years due to underinvestment. See “– Capital expenditure” and “– Products and sales”. The calculated working lives of current reserves at Aksu, Bestobe and Zholymbet based on current production levels are 23 years, 3 years and 4 years, respectively. In accordance with its development strategy, KazakhGold expects to modernise its existing facilities at these deposits and conduct a new exploration programme, which KazakhGold believes will lead to an extension of the working life of the deposits. See “– Development Strategy and Programme”, “– Licences and Subsoil Use Contracts” and “Part II – Risk Factors – Risks associated with the gold mining industry – Gold exploration and the development of mines involves a high degree of risk and uncertainty”.

The above reserves and resources information stated in accordance with the JORC Code does not reflect the KazakhGold Group’s announced development strategy, in which it seeks to increase its proved and probable reserves in accordance with JORC Code. See “– Development Strategy” and “Part II – Risk Factors – Risks associated with the gold mining industry – Gold exploration and the development of mines involves a high degree of risk and uncertainty”.

For information on some of the risks associated with ore reserve estimation, see “Part II – Risk Factors – Risks associated with the gold mining industry – The volume and grade of the ore the Combined Group recovers may not conform to current expectations”.

Exploration

In accordance with its strategy to increase its reserves base, the KazakhGold Group is continuing to conduct exploration work in Kazakhstan. In addition, in 2009, the KazakhGold Group began exploration at certain of the Romanian sites that it acquired with the purchase of Romaltyn. See “– Development Strategy”.

Kazakhstan

The KazakhGold Group’s exploration activities are currently focused on the extension of its existing ore bodies at its principal Aksu, Bestobe, Zholymbet mine sites in Northern Kazakhstan. A significant part of these mines remains substantially unexplored. In addition, the KazakhGold Group has acquired other exploration assets in Northern, Central and Eastern Kazakhstan (see “– Other exploration projects”), and in 2009 the KazakhGold Group conducted exploration work at the Southern Karaultube in Northern Kazakhstan and the Akzhal and Kaskabulak deposits in Eastern Kazakhstan.

Aksu, Bestobe and Zholymbet

Exploration at the Aksu deposit began as early as 1929 when more than 200 veins were discovered by surface works. The veins were divided up between six distinct ore zones, each of which was characterised by different geological features. The Quartzite Hills deposit, which constitutes a part of the Aksu mine, was discovered in 1939 and there are currently six recognised ore bodies at this deposit.

Significant exploration work was undertaken on the Bestobe deposit during the late 1950s and early 1960s.

Exploratory work began at Zholymbet in 1931. Extensive exploration works were conducted during the period from 1932 to 1939. The deposit was extensively studied during the period from 1940 to the 1960s through mining and drilling. Between 1959 and 1963, further geological survey work was conducted to create topographical maps using aerial photography, and this survey work confirmed the accuracy of the 1930s exploration and operational work within the shafts and underground drives.

The KazakhGold Group currently undertakes annual revisions of its estimates of reserves and resources based upon actual exploration and production results, depletion, new information and fluctuations in production and economic parameters.

Other exploration projects

The KazakhGold Group’s exploration projects in Kazakhstan also include:

•	Southern Karaultube: Southern Karaultube is located in the Akmola region of Northern Kazakhstan, near to the Zholymbet mine. The KazakhGold Group began exploration work at this site in 2009, aimed at estimating the reserves. In 2009 core drilling was performed at Yuzhnyi and Promezhutochnyi areas.

•	Akzhal: In 2005, the KazakhGold Group acquired 100% of the partnership interest in Visart LLP, a Kazakh partnership that holds rights to the Akzhal deposit in Eastern Kazakhstan. The KazakhGold Group has been awarded a subsoil contract for this deposit, and it commenced mining operations in April 2010. Exploration works were implemented at the deposit during 2008 and 2009. Specifically, in 2009 the KazakhGold Group performed exploration works including core drilling, trench driving and analytical work. The total volume of drilling in 2009 amounted to approximately 1.6 kilometers.

•	Kaskabulak: In 2005, the KazakhGold Group obtained a license for this deposit in Eastern Kazakhstan. Further exploration work is ongoing. In 2009, drilling works were performed at Stockwork and Osnovnaya ore zones of Kaskabulak. The total volume of core and sludge drilling amounted to 1.8 thousand meters in 2009.

Romania

“The KazakhGold Group holds rights to various mining assets in Romania through its 100% stake in Romaltyn Limited and its two subsidiaries, Romaltyn Exploration SRL and Romaltyn Mining SRL (collectively with Romaltyn Limited, “Romaltyn”)”.

Romaltyn owns a gold treatment plant with an aggregate capacity to treat 2.5 million tonnes of ore and tailings per annum. The KazakhGold Group is awaiting the award of an environmental permit in order to perform refurbishment work at the treatment plant, and as a result, the plant is not currently operational.

In June 2007, the Romanian national agency for mineral resources (the “NAMR”) approved the transfer of the exploration licenses from Transgold SA to Romaltyn Mining SRL and from Explorer SA to Romaltyn Exploration SRL, and the commencement of exploration work by the KazakhGold Group. Exploration work began in 2008. In March 2009, the NAMR awarded to the KazakhGold Group’s wholly owned subsidiary, Romaltyn Exploration SRL, three new gold exploration licenses that had in part formerly been held by Romaltyn Mining SRL. The three new license areas cover a total of 45.9 square kilometres in the Northern Carpathian Mountains region and contain the gold deposits of Camarzana North, Alunis-Piatra Handal Poprad. The licenses have an initial term of five years.

KazakhGold is reviewing strategic and financial alternatives for its assets located in Romania.

Kyrgyzstan

In 2007, the KazakhGold Group acquired from Oxus Gold 100% of Norox Mining, which owns 66.67% of JSC Talas Gold Mining Company, which owns various assets in connection with the prospective Jerooy gold deposit. JSC Talas Gold Mining Company, which is incorporated in Kyrgyzstan, has been seeking to secure rights to the Jerooy project in Kyrgyzstan. In 2008 and 2009 no exploration work was performed. See “– Material Contracts”.

Licences and Subsoil Use Contracts

The table below shows the main licences and subsoil use contacts of KazakhGold

Term
Facility	Registration / re-registration	Expiry	Periods and main terms

Aksu	11.10.2001	31.12.2025	–	2001-2002: period of exploration which may be extended for two additional periods of two years each
			–	upon completion of exploration, Kazakhaltyn to assess the resources, obtain ecological approvals and prepare a work programme for production of gold
			–	2002-2025: period of production, which may be extended by agreement of the parties

	Term
Facility	Registration / re-registration	Expiry	Periods and main terms

			–
subsoil use to be conducted pursuant to the work programme prepared by Kazakhaltyn and agreed by the authorised state authority. The work programme imposes certain financial and technical obligations on the subsoil user

Akzhal	Contract: 29.11.1996	07.06.2020	–	overall term of the contract is 25 years from the date of issue of the licence and may be extended
			–	present to 31.12.2010: commence commercial production of ore in accordance with an agreed work programme

	License: 07.06.1995	07.06.2020	–	31.12.2010 onwards: develop the deposit in accordance with the Akzhal Gold Deposit Mine Development Project

– 180 days prior to the expiration of the contract, KazakhGold must submit a clean-up programme to the competent authority in respect of its operations under the contract, including a clean-up cost estimate which must be fully implemented

Bestobe	11.10.2001	31.12.2016	–	2001-2002: period of exploration which may be extended for two additional periods of two years each
			–	upon completion of exploration, Kazakhaltyn to assess the resources, obtain ecological approvals and prepare a work programme for production of gold

			–	2002-2016: period of production which may be extended for the period agreed by the parties
			–
subsoil use to be conducted pursuant to the work programme prepared by Kazakhaltyn and agreed by the authorised state authority. The work programme contains certain financial and technical obligations of the subsoil user

Zholymbet	08.04.2002	31.12.2025	–	2002-2003: period of exploration which may be extended for two additional periods of two years each
			–	upon completion of exploration, Kazakhaltyn to assess the resources, obtain ecological approvals and prepare a work programme for production of gold

			–	2003-2025: period of production which may be extended by mutual agreement of the parties
			–
subsoil use to be conducted pursuant to the work programme prepared by Kazakhaltyn and agreed by the authorised state authority. The work programme contains certain financial and technical obligations of the subsoil user

	Term
Facility	Registration / re-registration	Expiry	Periods and main terms

Exploration
Each of Sourthern Karaultube and Kaskabulak	27.12.2007	27.12.2012	–	term of contract: 5 years, which may be extended by agreement of the parties
			–
50% of the contractual territory to be returned in three years and 50% of the contractual territory to be returned upon completion of exploration, except for the cases of discovery of one or more deposits that are serviceable for mining of gold

			–	exploration to be conducted pursuant to the work programme prepared by Kazakhaltyn and agreed with the relevant state authority

For other conditions of the subsoil contracts of the KazakhGold Group see “– Material Contracts”. See “Part II – Risk Factors – Risks associated with the gold mining industry – The Combined Group’s business could be adversely affected if it fails to obtain, maintain or renew necessary contracts, licences and permits, including subsoil licences, or fails to comply with the terms of its contracts, licences and permits”.

Mining

The KazakhGold Group conducts both underground and open-pit mining operations. The KazakhGold Group’s open-pit mines have been operating since 2005. Lower grade ores are extracted through open-pit mining at Aksu, Bestobe and Zholymbet. See “– Capital Expenditure”.

The Aksu mine began production in 1929, and the adjacent Quartzite Hills mine began production in 1954. The Aksu and Quartzite Hills mines are situated in the Akmola region of northern Kazakhstan, approximately 180 kilometres south east of Kokshetau and 18 kilometres north of the city of Stepnogorsk. The Aksu and Quartzite Hills mines comprise three operating shafts for underground mining and three non-operating shafts, including one dedicated ventilation shaft, one open pit, tailings in on-site tailings and waste dumps that contain low-grade ore. High-grade ore is extracted by underground mining. Open-pit mining is used for mining lower grade ore. Ore from each of the mines is processed on site.

The Bestobe mine began production in 1931. The mine is situated approximately 80 kilometres to the east of Stepnogorsk, 100 kilometres east of Aksu and 220 kilometres northeast of Astana, and comprises five operating shafts for underground mining including one dedicated ventilation shaft, one open pit, tailings in on-site tailings and waste dumps that contain low-grade ore. Underground shafts are used for mining high-grade ore and open-pit mines are used for mining lower grade ore. Ore from the mine is processed on site.

The Zholymbet mine began production in 1931. The mine is situated approximately 100 kilometres to the south of Stepnogorsk and comprises three operating shafts for underground mining (Centralnaya, Slepaya-3 and Slepaya-4), and three non-operating shafts, including one dedicated ventilation shaft, tailings in on-site tailings and waste dumps that contain low-grade ore. Ore from the mine is processed on site.

The subsurface infrastructure of the KazakhGold Group’s underground mines largely dates back to the Soviet era and is, in many cases, in poor condition. The KazakhGold Group was required to perform extensive refurbishment work in several mine shafts in 2008 and 2009 in order to improve safety levels and access to higher grade ore. These works necessitated a reduction in mining activity, which has contributed to a substantial decrease in production levels in the past two years. See “Part II – Risk Factors – Risks associated with the gold mining industry – The Combined Group will be subject to mining risks”.

The KazakhGold Group did not conduct any material mining operations at its other sites in 2007, 2008 or 2009.

In February 2010 the KazakhGold Group developed a commissioning schedule for the Akzhal deposit, and, in April 2010, it launched mining operations there.

Capital Expenditure

Prior to completion of the Partial Offer, a lack of working capital and protracted underinvestment led to serious problems at all production units of the KazakhGold Group. Regular maintenance works had not been performed on either mining or processing equipment, resulting in an increasing number of emergency shutdowns and a significant amount of downtime. In August through December 2009, following completion of the Partial Offer, measures aimed at stabilising production capacities and increasing output at the Aksu, Bestobe and Zholymbet were developed, primarily in relation to mining and processing operations. Those measures included the following:

•	In 2009, a new oxygen supply system was installed at the head sorption cyaniding reactor at the Zholymbet plant, in order to accelerate the cyaniding process through stimulating oxygen digestion by the pulp. Management expects that the new oxygen supply system will help increase the recovery sorption by 5-7%.

•	At Aksu, modernisation works at shafts Nos. 39-40 were undertaken and mining operations resumed. In addition, capital repair of the administration complex at shaft No.40 was undertaken, while capital and maintenance repair works at a number of production and administration facilities were also carried out.

•	Production at the heap leaching complexes at Aksu and Bestobe was also resumed.

•	In 2009, the KazakhGold Group performed repair works on the Ventilyatsionnaya shaft at Bestobe. The sludge line was also reconstructed and a water purification system was installed to ensure the stable supply of drinking water.

•	At Zholymbet, the construction of hypochlorite preparation and tailings neutralisation workshops and an oxygen station for the plant was completed. In addition, capital and maintenance repair works at the production workshops and administration building, as well as the industrial area of the mine, were undertaken.

In addition, at the Bestobe mine, the KazakhGold Group is planning to perform accelerated crosscutting at a level of 745 metres and to construct a new pump station at a level of 790 metres. Small automated underground mining vehicles are currently being introduced. Management expects these measures should facilitate deep level mining, increase labour productivity and improve labour conditions for underground mining operations. In addition, the construction of a new explosives warehouse is planned to support the needs of increasing production and to improve safety.

At Zholymbet, the KazakhGold Group plans to perform stripping of deep levels (680-1,000 metres) and to reconstruct the compressor station of the Tsentralnanya (Central) shaft. Management expects that the implementation of these measures will enable increased volumes of ore to be mined in 2011.

The KazakhGold Group made capital expenditures of USD 80.5 million, USD 60.7 million and USD 7.4 million in 2007, 2008 and 2009, respectively. See “Part II – Risk Factors – Risks associated with the KazakhGold Group – The KazakhGold Group requires significant capital expenditures, which may require external financing that may not be provided”.

Development Strategy and Programme

In May 2010, the Board of Directors of KazakhGold approved a new strategy for the development of the KazakhGold Group’s assets in Kazakhstan until 2020. The strategy aims both to increase production through investment in a processing plant and expand the KazakhGold Group’s gold reserves base through an exploration programme. On 19 May 2010, the KazakhGold Group announced a development programme for upgrading its facilities with the goal of achieving an annual production level of 500 thousand troy ounces of gold by 2016.

Modernisation and upgrading of production (2010 – 2013)

Under its new development strategy for production, KazakhGold plans to:

•	modernise its existing production facilities to increase ore processing capacities from 0.97 million tonnes per annum (“mpta”) to 1.3 mtpa; and

•	construct a central metallurgical plant (“CMP”) to produce higher-value gold doré.

The Board of Directors has also approved a capital expenditure budget for 2010-2013 for the total sum of USD 202 million. Under this budget, USD 83 million has been allocated to fund the implementation of the two projects described above, and USD 119 million has been allocated for improvements in underground and open-pit ore mining infrastructure in Kazakhstan.

Exploration and expansion of production (2010-2016)

The development strategy also includes an exploration programme for 2010-2011 with the objective of increasing the KazakhGold Group’s mineable gold reserves base in Kazakhstan. In addition, the strategy contemplates the construction of an additional processing plant in 2013-2016 assuming successful results of that exploration. If mineable reserves were to increase in accordance with the base-case scenario by up to 8.4 million troy ounces of mineable reserves, KazakhGold would construct new mills at Aksu, Bestobe and Zholymbet with a total capacity of 4.7 mtpa and heap leaching facilities with processing capacity of 2.2 mtpa for an estimated aggregate cost of USD 310 million. If the results of the exploration programme were to exceed these expectations and result in the optimum scenario of an increase of up to 11.5 million troy ounces of mineable reserves, KazakhGold would construct new mills at Aksu, Bestobe and Zholymbet with a total capacity of 9.1 mtpa and heap leaching facilities with processing capacity of 4.3 mtpa for an estimated aggregate cost of USD 459 million. Under the base-case scenario, annual production levels would increase to 500 thousand troy ounces of gold by 2016.

KazakhGold expects to fund expenditure under its development programme from funds generated by the operations of the KazakhGold Group, including those of the Polyus Gold Group following completion of the Transactions, and external financing. The development programme described above, as well as the related capital expenditure budgets, allocations and estimates, may be subject to revision, and actual capital expenditure will be dependent on the availability of funding. See “Part II – Risk Factors – Risks associated with the KazakhGold Group – The KazakhGold Group requires significant capital expenditures, which may require external financing that may not be provided”.

Processing

Processing Technologies

The KazakhGold Group currently employs the processing technologies listed below.

Gravity sorption

The first stage of this process involves passing ore from the KazakhGold Group’s mines through several stages of crushing and two stages of ball milling. During the milling process, the product is classified for fineness using spiral classifiers. Following crushing and milling, the ore is then mixed with water and cyanide and pumped around a circuit, with carbon pumped in a counter-current direction to absorb the gold. The gold is then stripped from the carbon, through treatment with sodium hydroxide and electrolysis at a desorption unit. On completion of this process, the cathodes used in the electrolysis are washed to remove gold sludge.

Heap leaching

As with cyanide leaching, the first stage of the heap leaching process involves passing ore from the KazakhGold Group’s mines through several stages of crushing. The crushed material is then mixed with cement and water and transferred, via a series of portable conveyors, to heap leach pads. The pads are formed by stripping the proposed leach area of top soil, levelling it and laying and compacting a layer of clay. A welded plastic liner is placed onto the clay and sand is placed on top of the liner, followed by crushed rock. A cyanide solution is sprayed onto the heaps through a system of pipes fitted with spray heads. The solution percolates through the ore, dissolving the gold. Gold-bearing solutions are collected, via drainage pipes located above the sand layer, in a pond. Solution from the pond is pumped counter-currently through carbon to recover the gold. The gold-laden carbon is transported to a CIL plant for gold recovery.

Gravity concentration and flotation enrichment

This process also begins with several stages of crushing and milling of ore. The grinding circuits may also include a jig to recover free gold at the grinding stage, and, following cleaning and upgrading, this gold is then sold. Gravitation is a process whereby gold particles in slurry are separated based on their specific gravity. Flotation is a mineral separation process in which valuable mineral particles are induced to become attached to bubbles and float as other particles sink. The resultant gold concentrate is then filtered to form flotation concentrate.

Processing Plants

The KazkakhGold Group’s three main processing plants are located at Aksu, Bestobe and Zholymbet, respectively. As a result of insufficient investment in mining and processing infrastructure prior to the acquisition of the KazakhGold Group by Polyus Gold, these plants were operating at levels substantially below their respective optimum capacities in 2008 and 2009.

Aksu

The high-grade ore mined through underground mining method at Aksu is processed at a gravity sorption plant with the capacity to process one million tonnes of ore per year. Low-grade ore mined by open pits is processed through heap leaching. The optimum capacity of the heap leaching complex is 500 thousand tonnes per year (“ktpa”) of ore. Aksu also has a heap-leaching facility for the production of auriferous resin.

Bestobe

The processing plant at Bestobe dates back to 1932. The high-grade ore mined through underground mining method is processed at a gravity flotation plant. Low-grade ore mined by open pits is processed through heap leaching. The heap leaching technology is analogous to that applied at Aksu. The optimum capacity of the heap leaching complex at Bestobe is 500 ktpa. Desorption and coal reactivation are carried out at the Aksu plant.

Zholymbet

The ore mined through underground and open-pit mining methods at Zholymbet is processed at a gravity sorption plant with an optimum capacity of 0.5 mtpa.

In addition, in April 2010, the KazakhGold Group opened a heap leaching facility at Akzhal, which will produce auriferous resin. The company delivers this semi-product to the gold processing plant in Ust-Kamenogorsk city in Eastern Kazakhstan for further desorption and doré smelting.

Products and Sales

Gold production levels declined during the period 2007-2009 due to a protracted period of underinvestment and mismanagement. The decrease in production was reflected in the volumes of sales of gold for those years: 252.7 thousand ounces, 62.4 thousand ounces and 69.3 thousand ounces in 2007, 2008 and 2009, respectively. Kazakhaltyn and Jennington have commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. alleging, among other things, that the defendants had overstated gold production in 2008 and 2007. See “– Litigation”. The table below sets out information for the KazakhGold Group’s mining and processing operations at its main Aksu, Bestobe and Zholymbet mines for 2009:

	Ore Mined (‘000 tonnes)	Gold Grade (g/t)	Ore Treated (‘000 tonnes)	Gold Grade (g/t)	Gold Produced(1) (‘000 ounces)

Aksu	232	3.50	259	3.28	16.2
Bestobe	270	3.42	313	3.22	24.5
Zholymbet	261	4.90	244	5.09	32.0

Totals	763	3.95	816	3.80	72.7

1.	Total gold produced includes a small amount of gold recovered from quartz ore and other sources.

Products

KazakhGold produces gold products only. In 2007, 2008 and 2009, the KazakhGold Group’s main gold products have been as follows:

Cathodic gold and cathodic sludge

Cathodic gold is the gold product that arises following the processing of mined ore by the CIP method, which ends with the gold-bearing solution being treated by electrolysis. The gold is deposited on the cathodes of the cell, which are then dried and the deposited gold collected.

Cathodic sludge refers to the gold residue in the electrolysis cell from that part of the solution that is not deposited on the cathodes.

Free gold

The KazakhGold Group sells free gold derived from gravity concentrates at Bestobe containing between 78% and 82% gold to outside refineries for further processing before being sold on to precious metal dealers. The free gold is typically sold at a discount to the gold price fixed by The London Bullion Market Association (“LBMA”), depending on the actual gold content of the free gold.

Flotation concentrate

The KazakhGold Group transports flotation concentrates, which typically contains between 60 grammes and 90 grammes of gold per tonne of concentrate, by rail to customers in Russia, who generally purchase the gold contained in the flotation concentrate at a discount to the gold price fixed by the LBMA, depending on the actual gold content.

Gravity concentrate

The KazakhGold Group transports gravity concentrates, which typically contain between 60 grammes and 100 grammes per tonne of concentrate, by rail to customers in Russia at a discount of between 26% and 33% to the gold price fixed by the LBMA, depending on the actual gold content.

Quartzite ore

A certain portion of the quartzite ore extracted at the Bestobe mine, containing from 40 grammes to more than 100 grammes of gold per tonne of ore, is sold directly to the KazakhGold Group’s customers in Russia without being processed, at a discount to the gold price fixed by the LBMA, depending on the actual gold content.

Auriferous coal

Auriferous coal is an activated coal which results from the desorption process, which contains gold of between 100 and 600 grammes per tonne. To avoid further metal losses, this coal is delivered to the customers without additional processing.

The KazakhGold Group does not currently sell refined gold.

Sales

The KazakhGold Group’s sales of gold comprised 253.1 thousand ounces, 62.4 thousand ounces and 69.3 thousand ounces in 2007, 2008 and 2009, respectively. The decrease in sales in 2008 and 2009 was primarily attributable to the decline in production levels in that period. KazakhGold, Kazakhaltyn and Jenington have commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. alleging, among other things, that the defendants had overstated gold sales in 2008 and 2007. See “– Litigation”.

In 2007, 2008 and 2009, cathodic products have comprised the largest single source of revenue. The table below shows a breakdown of the KazakhGold Group’s gold sales by product category for 2009.

Product	Revenue (In thousands of US dollars)	Revenue (% of total)

Cathodic products	27,236	46.6
Free gold	6,109	10.5
Other	25,089	42.9

Total	58,434	100

In accordance with its modernisation plans, in the future the KazakhGold Group intends to produce more higher-margin products such as cathodic gold and gold doré.

Gold is a global commodity which can be sold on commodity markets or is bought by wholesale traders for onward sales. As a result, the KazakhGold Group does not compete in any particular regional markets. A description of the factors which influence global demand for gold is given in “Part VIII – Gold Mining Industry Overview” and “Part X – Operating and Financial Review of

KazakhGold”. The KazakhGold Group currently exports all of its products. Kazakhaltyn sells all of its cathodic and free gold pursuant to arrangements with Metalor SA, a specialist trader in gold and precious metals processing based in Neuchâtel in Switzerland. Under the terms of these arrangements, Metalor Technologies SA pays Kazakhaltyn for each ounce of gold doré or cathodic gold discounted by the index which is calculated based on cost of the refining, gold content in the product, gold price fixed by LBMA and other factors. Metalor bears the cost of insurance from the time the products are transferred for international transportation by air. On 6 May 2010 the contract was extended until 30 September 2010.

The table below contains information on the KazakhGold Group’s major customers in 2009, the type of products purchased from the KazakhGold Group and total revenue from those sales:

Customer	Type of Product	Revenue (In thousands of US dollars)

CJSC Karabashmed	Gravity and flotation concentrates, quartzite ore	22,915
Metalor SA	Cathodic and free gold	34,487
Other(1)	Gravity and flotation concentrates, quartzite ore	1,032

1.	Includes Alashankou Yaxin Commerce and Trade Company and Nongjiushi Zhongye Trade Development Company.

Transportation

Air

Cathodic gold and free gold are transported by air to Metalor Technologies SA in Switzerland. The KazakhGold Group is responsible for transportation costs from its mines to Almaty airport in Kazakhstan.

Rail

Flotation and gravity concentrates and quartzite ore are generally transported by rail to customers in Russia or China. The KazakhGold Group is responsible for transportation costs from its mines to the border with the Russian Federation or China, as the case may be.

Flotation concentrate, gravity concentrate and quartzite ore produced at Aksu are transported to customers in Russia and China by rail from the Aksu railway station, which is connected to the KazakhGold Group’s Aksu mine by a five kilometre branch line owned and maintained by Kazakhaltyn. The locomotives and freight wagons used by Kazakhaltyn to deliver production to the border with China are chartered from Kazakhstan Temir Zholy, the state-owned national railway. Kazakhaltyn delivers goods to the border with Russia in wagons chartered from the Russian purchaser.

Flotation concentrate, gravity concentrate and quartzite ore produced at Bestobe and Zholymbet are transported by road to the nearest national railway stations in a fleet of trucks owned and maintained by Kazakhaltyn. The nearest railway station to the Bestobe mine is located in Aksu, which is connected with the Bestobe mine by an 86 kilometre road, of which 42 kilometres are asphalt and 44 kilometres are gravel. The nearest railway station to the Zholymbet mine is the Shortandy station in the Shortandy district of the Akmola region, which is connected with the Zholymbet mine by a 55 kilometre asphalt road. The Zholymbet mine is connected with the Aksu mine by a 204 kilometre asphalt road and with the Bestobe mine by a 286 kilometre road, of which 242 kilometres are asphalt and 44 kilometres are gravel.

The national railway system is operated by a management company on behalf of Kazakhstan Temir Zholy. Transportation costs influence the KazakhGold Group’s operations indirectly as a component of its production costs. Tariffs for rail shipments are revised annually by Kazakhstan Temir Zholy, in coordination with the Agency on Regulation of Natural Monopolies.

Supplies

The principal supplies purchased by the KazakhGold Group in its operations are electricity and consumables such as explosives, drilling bits, fuels and lubricants.

Energy

The extraction and processing of gold requires significant amounts of electricity. The majority of the KazakhGold Group’s energy costs comprise electricity expenses. Most of Kazakhstan’s energy generation comes from the Pavlodar, Almaty, and Karaganda regions, and is based largely on coal-fired power stations. The KazakhGold Group obtains electricity primarily from AES Ekibastuz LLP, a subsidiary of the US corporation AES, which owns the coal-fired Ekibastuz GRES-1 in the Pavlodar region, Kazakhstan’s largest power plant. AES Kazakhstan is one of two electricity producers in the region where the KazakhGold Group’s Aksu, Bestobe and Zholymbet deposits are located. The KazakhGold Group purchases electricity pursuant to annual arrangements with AES Kazakhstan. The KazakhGold Group purchased electricity at between KZT 1.01 and KZT 8.43 per kilowatt hour in 2009 (excluding VAT).

Whilst the majority of Kazakhstan’s power generation sector has been privatised, the transmission network is owned by the state-owned Kazakhstan Electricity Grid Operating Company (“KEGOC”). KEGOC allows customers to have free access to the grid and charges a transmission tariff that varies depending on the distance the electricity is transmitted. KEGOC charges customers an incremental tariff for transmission over 500 kilometres. As the KazakhGold Group’s operations are located under 500 kilometres from the Ekibastuz power station, it pays a flat transmission tariff to KEGOC. This transmission tariff amounted to between KZT 0.78 and KZT 0.89 per kilowatt hour in 2009 (excluding VAT).

Geological Exploration

The KazakhGold Group conducts its geological exploration through an internal geological exploration unit located at the Aksu mine, and analyses gold and drilling samples at its three main laboratories.

Intellectual Property

The KazakhGold Group does not currently own any registered intellectual property rights material to its business.

Properties

The material properties owned or leased by the KazakhGold Group are as follows:

Description	Location	Building/site use area (square metres)

Aksu processing plant	Aksu mine Stepnogorsk Kazakhstan	N/A
Kapitalnaya shaft administrative building	Aksu mine Stepnogorsk Kazakhstan	1,237.2
Boiler plant of Aksu mine	Aksu mine Stepnogorsk Kazakhstan	1,142.4
Shaft No. 40 cage building	Aksu mine Stepnogorsk Kazakhstan	404.1
Flangovaya mine cage building	Aksu mine Stepnogorsk Kazakhstan	616.9
Shaft No. 41 cage building	Aksu mine Stepnogorsk Kazakhstan	341.1
Bestobe processing plant	Bestobe mine Stepnogorsk Kazakhstan	2,113.0
Zapadnaya mine cage building	Bestobe mine Stepnogorsk Kazakhstan	312.8

Description	Location	Building/site use area (square metres)

Novaya mine cage building	Bestobe mine Stepnogorsk Kazakhstan	1,456.9
Zholymbet processing plant	Zholymbet mine Shortandy district Kazakhstan	7,964.0

As at 31 December 2009, the KazakhGold Group had property, plant and equipment with an aggregate book value of USD 20.5 million pledged to secure borrowings, comprising primarily the Aksu processing plant and the boiler plant of the Aksu mine.

Environment

For information on the environmental regime applicable to the KazakhGold Group under Kazakh law and the KazakhGold Group’s compliance with environmental requirements, see “Part XII – Unaudited Pro-Forma Financial Information of the Combined Group – Regulatory Matters – Regulation of the Kazakh Gold Industry – Environmental Regulation”.

Insurance

Under Kazakh law, the KazakhGold Group is required to maintain insurance for certain third party risks and in respect of certain environmental liabilities. The KazakhGold Group maintains a separate insurance policy for third party liabilities in relation to each of its subsoil use contracts. See “Part II – Risk Factors – Risks associated with the gold mining industry – The Combined Group’s level or scope of insurance coverage may not be adequate”.

Employees

The KazakhGold Group employed 3,846 people as at 31 December 2009, compared to 3,886 and 3,835 as at 31 December 2008 and 31 December 2007, respectively. The KazakhGold Group had no temporary seasonal workers in this period.

The table below sets out the number of people employed by the KazakhGold Group at the end of each period covered by the historical financial information contained in this Prospectus:

	As at 31 December
Business unit/ location	2007	2008	2009

Stepnogorsk headquarters	497	553	362
Aksu business unit	1,274	1,295	994
Bestobe business unit	940	916	1,388
Zholymbet business unit	986	1,002	943
Almaty, Astana and Eastern-Kazakhstan Representatives	42	44	81
Romanian business unit	50	42	41
Kyrgyz business unit	46	34	37

Total	3,835	3,886	3,846

The employees who work at the Aksu, Bestobe and Zholymbet mines are predominantly residents of the towns of Aksu, Bestobe and Zholymbet, each of which is located near the respective mine complex. Kazakhaltyn employs more than half of the working populations of Aksu, Bestobe and Zholymbet. As the KazakhGold Group employs local residents at the mines, it believes that it benefits from relatively low labour costs compared with some of its competitors with remote mining operations, as the KazakhGold Group does not incur the cost of rotating its staff between mine sites and population centres.

Approximately 98% of the KazakhGold Group’s employees belong to trade unions. The KazakhGold Group has not to date experienced any strikes, work stoppages, labour disputes or actions that have had a material effect on its operations. The KazakhGold Group believes that the salaries of its Kazakh employees are higher than the average in the Kazakh non-ferrous metals industry.

The KazakhGold Group contributes to defined contribution and employee benefit schemes on behalf of its employees.

Litigation

The KazakhGold Group has been and continues to be the subject of legal proceedings and adjudications from time to time, as well as regulatory and administrative investigations, inquiries and actions regarding tax, labour, environmental and other matters, which, in the past, have resulted in damage awards, settlements or administrative sanctions, including fines.

CACP Proceedings

In 2007 and 2008, KazakhGold entered into contracts with MAED (now known as “CACP”) for the completion of three new tailings re-treatment plants and a central elution plant. Mr. William Trew, a former director of KazakhGold, is CACP’s founder and non-executive Chairman. A dispute arose under the contracts and CACP commenced proceedings against KazakhGold in the High Court of Justice in the Isle of Man in February 2009. The proceedings were withdrawn on 13 March 2009 and the parties signed a “Memorandum of Understanding” on 14 March 2009, pursuant to which CACP undertook to, among other things, hand over certain design information and deliver certain equipment as stipulated under the original contracts in return for payment by KazakhGold. On 25 September 2009 CACP commenced proceedings against KazakhGold in the High Court of Justice in the Isle of Man claiming a breach of the Memorandum of Understanding and seeking payment of the sum of USD 8.7 million which it claimed was due under the Memorandum of Understanding and its Addenda dated 8 June 2009 and 16 July 2009. On 24 November 2009, KazakhGold Group Limited made an application for a stay of the Isle of Man proceedings on the basis of valid and binding arbitration agreements between the parties. In February 2010, the parties agreed to stay the Isle of Man proceedings and to submit the dispute to ad hoc arbitration in London. The Isle of Man proceedings were formally stayed by Order of the High Court of Justice of the Isle of Man of 11 February 2010. KazakhGold and CACP are currently finalising the appointment of an arbitrator for these arbitration proceedings.

Legal actions against former employees prior to the Partial Offer

KazakhGold is currently conducting legal actions to recover USD 7.0 million that was misappropriated by two of its former employees prior to the Partial Offer. Approximately USD 4.3 million of these funds have now been recovered. KazakhGold is continuing to seek recovery of the remainder of the misappropriated sums and has commenced proceedings against the two former employees in Jersey.

Proceedings against former Directors and other defendants

On 25 June 2010 KazakhGold, Kazakhaltyn and Jenington commenced proceedings in the High Court of Justice (Chancery Division) in London against five members of the Assaubayev family who were former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. Gold Lion was, prior to completion of the Partial Offer by Jenington in August 2009, the principal shareholder of KazakhGold. The defendants include Kanat Assaubayev, who was Executive Chairman of KazakhGold until the completion of the Partial Offer, and Aidar Assaubayev, the former Executive Vice Chairman, who continued as a director until his appointment was terminated on 17 June 2010. The defendants also include three other members of the Assaubayev family, comprising Marusya Assaubayev, Sanzhar Assaubayev and Baurzhan Assaubayev.

In the proceedings, the claimants allege that the former director defendants, among other things, breached their fiduciary duties to, and service contracts with, KazakhGold by misappropriating funds intended for capital expenditures through sham contracts entered into by Kazakhaltyn. The claimants also allege that the former director defendants deceived Jenington into making the Partial Offer by, among other things, misrepresenting production and sales revenue in 2006-2008 and the amount of capital expenditures made by KazakhGold in KazakhGold’s public disclosures and other disclosures relied upon by Jenington in making the Partial Offer.

In particular, the KazakhGold and Kazakhaltyn claims allege that the former director defendants caused KazakhGold to expend a substantial portion of the proceeds of the USD 200 million Senior Notes offering received in 2006 not for capital improvements, exploration and development and for general corporate purposes in accordance with the publicly disclosed use of proceeds of the Senior Notes, but for the benefit of the defendants through causing Kazakhaltyn to enter into sham contracts solely to disguise the transfer of monies to third parties for no consideration. KazakhGold alleges that the false contracts were purportedly entered into with construction and exploration companies which were vehicles of the defendants or persons or entities associated with them for the purpose of diverting funds to their benefit. KazakhGold also alleges that USD 179.9 million was paid directly by Kazakhaltyn between 2007 and April 2009 under such sham contracts, and an additional USD 27.8 million of funds from Kazakhaltyn was paid in 2008 by a party affiliated with the defendants under sham contracts, including a substantial portion of the proceeds of a USD 8 million loan obtained by Kazakhaltyn in 2008. The claimants seek damages in excess of USD 200 million in respect of the claims made by KazakhGold and Kazakhaltyn described in this paragraph, as well as equitable and other remedies related to such claims, which have not been quantified in the proceedings.

KazakhGold also alleges that the former director defendants and MAED, which had entered into contracts with KazakhGold for the completion of three new tailings re-treatment plants and a central elution plant (see “See “– Material Contracts”), secretly agreed to a joint venture arrangement that entitled the defendants to 50% of the profits from certain of those contracts, which had an aggregate contract value of USD 69 million. The claimants seek an account of profits and a declaration to hold sums received by the defendants in a constructive trust for KazakhGold and other remedies related to such claims, which have not been quantified in the proceedings.

The Jenington claims allege that the former director defendants and Gold Lion fraudulently misrepresented KazakhGold Group’s reported gold production and sales revenue information in 2006, 2007 and 2008 contained in its public disclosures and other disclosures relied upon by Jenington in making the Partial Offer, by, amongst other matters, improperly including fictitious sales to an entity in the United Arab Emirates. Jenington also alleges that the public and other disclosures relied upon by Jenington also were inaccurate because of the incorrect capital expenditure information described above. The claimants seek damages in excess of USD 250 million in respect of the Jenington claims described in this paragraph, as well as equitable and other remedies related to such claims, which have not been quantified in the proceedings.

In connection with these proceedings, KazakhGold, Kazakhaltyn and Jenington have obtained freezing orders in various jurisdictions against the assets of the defendants. The litigation is at a very early stage, and KazakhGold is unable to predict its outcome, including the amount of damages that are finally determined to have arisen out of the claims described above, as well as whether any further claims for monetary damages or non-monetary relief may be sought as the litigation progresses.

Other

Save as disclosed above in relation to the dispute with CACP, the ongoing proceedings in respect of the funds misappropriated by two former employees and the litigation commenced against five former members of its board of directors, Gold Lion and Hawkinson Capital Inc., the KazakhGold Group is not, nor has it been, involved in any governmental, legal or arbitration proceedings during the twelve months preceding the date of this Prospectus which may have, or have had in the recent past, significant effects on the financial position or profitability of KazakhGold or the KazakhGold Group, nor is KazakhGold aware that any such proceedings are pending or threatened.

Due to uncertainties in the legal and regulatory process in Kazakhstan, there can be no assurance that the KazakhGold Group will not become subject to proceedings or adjudications in the future that could have a material adverse effect on the KazakhGold Group, its results of operations or its financial condition.

Management and Corporate Governance

Board of Directors

The table below shows the current members of KazakhGold’s Board of Directors, together with the date of their appointment. Subject to the provisions of KazakhGold’s Articles of Association, all Directors are required to submit themselves for election by shareholders at the first opportunity after their appointment, and may not remain in office for longer than three years since their last election or re-election without submitting themselves for re-election. The business address for each of KazakhGold’s directors is KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom.

Name	Year of Birth	Position	Date appointed to the Board

Mr. Evgeny I. Ivanov	1966	Chairman of the Board of Directors and Chief Executive Officer	14 August 2009
Mr. Oleg V. Ignatov	1969	Director	14 August 2009
Mr. German R. Pikhoya	1970	Director	14 August 2009
Mr. Alexey L. Teksler	1973	Director	17 March 2010
Mr. Adrian Coates	1958	Independent Director	17 March 2010

Mr. Evgeny I. Ivanov

Mr. Ivanov has been a member of KazakhGold’s Board of Directors and Chairman of KazakhGold since August 2009. His appointment to the office of Chairman of KazakhGold expires on 14 August 2010. Mr. Ivanov has held the following other posts:

•	From 2005 to 2007 – Member of the Board of Directors of ROSBANK.

•	Since 2004 – Member of the Board of Directors of CJSC Polyus, from 2004 to 2007 and from February 2008 to October 2008, President of CJSC Polyus and, from 28 December 2007 to 10 February 2008 and since 14 October 2008, General Director of CJSC Polyus.

•	From 2005 to September 2007 since 30 June 2008 – Member of the Board of Directors of OJSC Matrosov Mine.

•	Since 2005 – Member and Chairman of the Board of Directors of JSC Lenzoloto.

•	From 2005 to 2007 – Member of the Board of Directors of OJSC Aldanzoloto.

•	From 2005 to 2008 – Chairman of the Board of Directors of OJSC YMC.

•	From 2005 to 2007 – Member of the Board of Directors of OJSC SVMC.

•	From 2005 to 2008 – Vice-Chairman of the Board of Directors of ROSBANK (Switzerland) S.A.

•	Since 2006 – Chairman of the Board of Directors of CJSC ZDK Lenzoloto.

•	From 2006 to 2007 and since October 2009 – General Director of Polyus Gold.

•	From 2007 to 2009 – General Director and Member of the Board of Directors of OJSC Polyus Exploration.

•	Since 2008 – Chairman of the Board of Directors of East Yakutia Development Corporation.

•	Since 2008 – Member of the Board of Directors of LZRK LLC and, since April 2010, Chairman of the Board.

•	Mr. Ivanov graduated from the State Finance Academy in International Economic Relations.

Mr. Oleg V. Ignatov

Mr. Ignatov has been a member of KazakhGold’s Board of Directors since August 2009. Mr. Ignatov has held the following other posts:

•	From 1994 to 1998 – Various positions at UNEXIM Bank, including Senior Specialist, Chief Specialist of Regional Development, Head of the Department for Federal Programmes for the Management of Regional Relations, Deputy Head of Regional Development and Head of Management of Budget and Regional Programmess.

•	From 1998 to 2003 – Various positions at OJSC AKB Rosbank, including Head of Regional Relations, Deputy Head for Corporate Clientele in the Regional Relations Department, Vice-President and Senior Vice-President.

•	In 2002 – Deputy General Director for Finance of OJSC Chelyabenergo.

•	From 2003 to 2005 – Deputy Head of Norilsk City of Krasnoyarsk region.

•	From 2005 to 2008 – Deputy Director for Economy and Finance of the Zapolyarny unit of Open Joint Stock Company Mining and Metallurgical Company “Norilsk Nickel”.

•	Since 2008 – Member of the Board of Directors of CJSC ZDK Lenzoloto.

•	Since 2008 – Deputy General Director for Economy and Finance of CJSC Polyus and member of the Board of Directors.

Mr. Ignatov graduated from Moscow Machine-Tool Institute in 1992 with a degree in electrical engineering. In 1998 Mr. Ignatov graduated with honours from the Finance Academy of the Government of the Russian Federation with a degree in finance and credit.

Mr. German R. Pikhoya

Mr. Pikhoya has been a member of KazakhGold’s Board of Directors since August 2009. Mr. Pikhoya has held the following other posts:

•	From 1994 to 1995 – Project Manager at MOSEXPO company.

•	From 1994 to 1998 – General Director of Eurogold Financial and Industrial Group Managing Company.

•	From 1995 to 1997 – General Director of Palamos company.

•	From 1998 to 2002 – Deputy Head of representative office in Russia and New Business Development Manager for Placer Dome International Ltd.

•	From 2002 to 2004 – Deputy General Director for Corporate Development of CJSC Polyus.

•	From 2004 to 2007 – Vice-President for Corporate Development of CJSC Polyus.

•	From 2007 to 2008 – Deputy General Director for Strategy and Corporate Development of OJSC Polyus Gold.

•	Since January 2009 – Deputy General Director for Strategy and Corporate Development of CJSC Polyus.

Mr. Pikhoya graduated from the Urals State University with an honours degree in history. Mr. Pikhoya conducted post-graduate research at Bowdoin College in the United States. Mr. Pikhoya graduated from the Russian State Service Academy with a degree in economics.

Mr. Alexey L. Teksler

Mr. Teksler has been a member of the Board of the KazakhGold Group Ltd since March 2010. Since August 2009, Mr. Teksler has been Chief Operating Officer and a member of the Board of Directors of the KazakhGold Group’s main operating subsidiary, Kazakhaltyn. Mr. Teksler has held the following other posts:

•	From 2001 to 2007 – Chief Accountant, Deputy Director of the Polar Division of Norilsk Nickel, Head of Multibranch Supporting Department.

•	From 2007 to 2008 – General Director of Norilsk Supporting Complex LLC.

•	From 2008 to June 2009 – Head of Norilsk City Authority.

Mr. Teksler graduated from Norilsk Industrial Institute with a degree in Economy and Administration in Metallurgy.

Mr. Adrian Coates

Mr. Coates has been a member of the Board and the Chairman of the Audit Committee since March 2010. Mr. Coates has held the following other posts:

•	From 1996 to 1998 – Managing Director, Metals and Mining, at UBS Investment Bank.

•	From 1998 to 2008 – Global Sector Head, Resources and Energy, at HSBC.

•	Since 1998 – Director of Regal Petroleum plc.

•	Since 1998 – Director of A&P Coates Management Limited.

Mr. Coates has a MA degree in Economics from Cambridge University and a MBA from the London Business School.

Senior Management

In addition to KazakhGold’s Board of Directors, the KazakhGold Group employs the following senior managers (the “Senior Managers”):

Name	Year of Birth	Position in KazakhGold or its subsidiaries

Mr. Evgeny I. Ivanov	1966	Chief Executive Officer
Mr. Kirill A. Martynov	1965	Chief Financial Officer of Kazakhaltyn
Mr. Alexey L. Teksler	1973	General Director of Kazakhaltyn
Mr. Dmitry Ivanov	1964	General Manager of the KazakhGold London Office

The business address for each of the Senior Managers is KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom.

Mr. Evgeny I. Ivanov

Mr. Ivanov has been Chief Executive Officer since August 2009. See “– Management and Corporate Governance – Board of Directors” for a brief biography of Mr. Ivanov.

Mr. Kirill A. Martynov

Since August 2009, Mr. Martynov has been a member of the Board of Directors of the KazakhGold Group’s main operating subsidiary, Kazakhaltyn. Mr. Martynov has held the following other posts:

•	From 2005 to 2006 – General Director of FABRIS Investment Company LLC.

•	From 2006 to 2008 – First Deputy General Director of Norilsknickelremont LLC.

•	From April to August 2009 – Executive Director of CJSC Investlesprom.

Mr. Martynov graduated from Moscow Financial Institute.

Mr. Alexey I. Teksler

Since August 2009, Mr. Teksler has been a member of the Board of Directors of the KazakhGold Group’s main operating subsidiary, Kazakhaltyn. See “Management and Corporate Governance – Board of Directors” for a brief biography of Mr. Teksler.

Mr. Dmitry Ivanov

Since August 2009, Mr. Ivanov has been General Manager of the KazakhGold London office. Mr. Ivanov has held the following other posts:

•	From 1999 to 2001 – Deputy to Vice President, Legal Issues, OJSC SIDANKO.

•	From 2001 to 2008 – Deputy Head of Legal Department, Director of Legal Department of Norilsk Nickel.

•	From 2003 to 2005 – Member of the Board of Directors of OJSC Norilskgazprom.

•	From 2005 to 2008 – Member of the Board of Directors of OJSC RAO Norilsk Nickel.

Mr. Ivanov graduated from Perm State University in 1986.

Directors and Senior Management following the Transactions

Following completion of the Transactions, it is expected that a new Board of KazakhGold will be constituted, comprising two current KazakhGold Directors (Mr Evgeny I. Ivanov and Mr. Adrian Coates) and eight new directors, while senior management is expected to remain substantially unchanged. The eight new directors, together with Mr. Ivanov, comprise the current board of Polyus Gold. The proposed new Board of KazakhGold is set out below.

Name	Year of Birth	Position

Mikhail D. Prokhorov	1965	Chairman, Director
Adrian Coates	1958	Independent Director
Maxim V. Finskiy	1966	Director
The Earl of Clanwilliam (formerly Lord Gillford)	1960	Independent Director
Pavel S. Grachev	1973	Director
Evgeny I. Ivanov	1966	Director, General Director
Anna A. Kolonchina	1972	Director
Alexander I. Mosionzhik	1961	Deputy Chairman, Director
Zumrud H. Rustamova	1970	Independent Director
Ekaterina M. Salnikova	1957	Director

Mikhail D. Prokhorov

Mr. Prokhorov has been Chairman of the Board of Polyus Gold since 2006. Mr. Prokhorov held or continues to hold, as applicable, the following other posts:

•	From 2001 to 2007 – General Director of Norilsk Nickel.

•	From 2003 to 2007, and from June 2008 to December 2008 – Member of the Board of Directors of Norilsk Nickel.

•	From 2005 to 2007 – Chairman of the Board of Directors of OJSC FC Moscow.

•	From 2007 to June 2008 – Member of the Board of Directors of CJSC KM-Invest.

•	From 2006 to September 2008 – Chairman of the Board of Directors of LLC Management Company Sport projects.

•	From 2007 to date – President of LLC ONEXIM Group.

•	From 2007 to date – Member of the Supervisory Board of the Russian Corporation of Nanotechnologies (RUSNANO).

•	From 2009 to date – Member of the Commission on Modernisation and Technological Development of the Economy of Russia.

•	From 2009 to date – Member of the Bureau of the Board of Directors of the Russian Union of Industrialists and Entrepreneurs.

•	From 2009 to date – Member of the Board of Directors of OJSC Sheremetyevo International Airport.

Mr. Prokhorov graduated with honours from the Moscow State Financial Institute in 1989 with a degree in foreign economic relations.

Adrian Coates

See “– Management and Corporate Governance – Board of Directors” for a brief biography of Mr. Coates.

As noted above, Mr. Mosionzhik, Mr. Grachev and Ms. Kolonchina currently hold management positions at Nafta, which is beneficially owned by Mr. Suleiman Kerimov. Mrs. Salnikova and Mr. Finskiy currently hold management positions at Onexim and LLC Intergeo Managing Company, respectively, which are beneficially owned by Mr. Mikhail D. Prokhorov. Following completion of the Transactions, Nafta and Onexim will be the two principal shareholders of KazakhGold. See“– Control Position”.

Maxim V. Finskiy

Mr. Finskiy has been a Member of the Board of Polyus Gold since May 2009. Mr. Finskiy held or continues to hold, as applicable, the following other posts:

•	From 2001 to 2008 – Deputy General Director and Vice-Chairman of the Management Board of Norilsk Nickel;

•	From 2008 to date – General Director of LLC Intergeo Managing Company.

Mr. Finskiy graduated from the Moscow Financial Institute and obtained a Ph.D. in Law from the University of the Ministry of Internal Affairs of the Russian Federation of St. Petersburg.

Earl of Clanwilliam

The Earl of Clanwilliam has been a Member of the Board of Polyus Gold since 2006. The Earl of Clanwilliam held or continues to hold, as applicable, the following other posts:

•	From 2000 to 2004 – Non-executive Chairman of the Board of Directors of Cleveland Bridge UK Ltd.

•	From 2005 to date – Director and Advisory Member of the Ukrainian British City Club.

•	From 2007 to date – Chairman of Eurasia Drilling Company.

The Earl of Clanwilliam attended Eton College, UK, where he studied English and History of Arts until 1979 and subsequently graduated from the Royal Military Academy, Sandhurst in 1980.

Pavel S. Grachev

Mr. Grachev has been a Member of the Board of Polyus Gold since May 2009. Mr. Grachev held, or continues to hold, as applicable, the following other posts:

•	From 2000 to 2006 – Director of Pavia e Ansaldo.

•	In 2006 – part-time Director of the legal department of Nafta Moscow Limited.

•	From 2006 to 2008 – Director of the legal department of Nafta Moscow Limited.

•	From 2006 to 2008 – Member of the Board of Directors of Polymetal OJSC.

•	From 2008 to date – Managing Director of the Representation Office of Nafta Moskva (Cyprus), Limited.

Mr. Grachev graduated from the University of Trieste, Italy, with a bachelor’s degree in jurisprudence in 1998 and from the State University of St. Petersburg, Russia, with a degree in jurisprudence.

Evgeny I. Ivanov

See “– Management and Corporate Governance – Board of Directors” for a brief biography of Mr. Ivanov.

Anna A. Kolonchina

Ms. Kolonchina has been a Member of the Board of Polyus Gold since May 2010. Ms. Kolonchina held or continues to hold, as applicable, the following other posts:

•	From 2001 to 2008 – Director of Deutsche Bank AG, London.

•	From March to November 2008 – Managing Director of Wainbridge Limited.

•	From 2008 to February 2010 – Vice-President for Economics and Finance of OJSC PIK Group.

•	Since February 2010 – Managing Director of Representation Office of Nafta Moskva (Cyprus) Limited, Moscow.

Ms. Kolonchina graduated from the Finance Academy of the Government of the Russian Federation with a degree in Accounting and Audit.

Alexander I. Mosionzhik

Mr. Mosionzhik has been Deputy Chairman of the Board of Polyus Gold since May 2009. Mr. Mosionzhik held, or continues to hold, as applicable, the following other posts:

•	From 2001 to 2006 – General Director of LLC Nafta Moscow.

•	From 2005 to 2008 – Member, then Chairman of the Board of Directors of OJSC Polymetal.

•	From 2006 to date – Chairman of the Board of Directors of LLC Nafta Moscow.

•	From 2009 to date – Member of the Board of Directors of PIK Group.

Mr. Mosionzhik graduated from Tula Polytechnical Institute as engineer-mathematician in 1983. He did his post-graduate studies at the Moscow Institute of Civil Aviation (Candidate of Science) in 1990. Mr. Mosionzhik is a member of the International Academy of Informatisation.

Zumrud H. Rustamova

Ms. Rustamova has been a Member of the Board of Polyus Gold since May 2009. Ms. Rustamova held or continues to hold, as applicable, the following other posts:

•	From 2000 to 2004 – Deputy Minister of Property Relations of the Russian Federation.

•	From 2004 to 2006 – Deputy General Director and Vice-President of CJSC SUEK.

•	From 2006 to date – Deputy Chairman of the Board of OJSC Russian Bank for Development.

•	From 2006 to 2008 – Director of Corporate Development (joint appointment) of LLC Nafta Moscow.

•	From 2006 to 2009 – Head of the Representation Office in Moscow and Deputy General Director of OJSC Polymetal.

•	From 2006 to date – Member of the Board of Directors of OJSC Magnitogorsk Metallurgical Works.

•	From 2008 to 2009 – Managing Director (joint appointment) of Nafta Moscow (Cyprus) Limited.

•	From 2008 to date – Member of the Board of Directors of OJSC Sheremetyevo International Airport.

•	From 2009 to date – Deputy General Director of OJSC Polymetal Management Company.

•	From 2009 to date – Member of the Board of Directors of OJSC Bank of Khanty-Mansiysk.

Ms. Rustamova graduated as an economist from the Moscow Economics and Statistics Institute in 1992.

Ekaterina M. Salnikova

Mrs. Salnikova has been a Member of the Board of Polyus Gold since 2006. Mrs. Salnikova held or continues to hold, as applicable, the following other posts:

•	From 1999 to 2000 and from 2004 to 2006 – Member of the Board of Directors of OJSC AKB Rosbank.

•	From 2000 to 2004 – Member of the Board of Directors of CJSC Publishing House Prof-Media.

•	From 2000 to 2005 and from 2006 to 2007 – Member of the Board of Directors of OJSC Power Machines.

•	From 2001 to 2003 – Member of the Management Board of CJSC Holding Company INTERROS.

•	From 2001 to 2003 and from 2004 to 2008 – Member of the Board of Directors of Norilsk Nickel.

•	From 2003 to 2007 and from December 2008 to date – Member of the Board of Directors of OJSC Open Investments.

•	From 2004 to 2005 – Member of the Board of Directors of CJSC Agroindustrial Complex Agros.

•	From 2007 to date – Deputy Chief Financial Officer of LLC ONEXIM Group.

•	From 2008 to date – Member of the Board of Directors of OJSC TGK-4.

•	From 2008 to date – Member of the Board of Directors of LLC Insurance Company Soglasie.

•	From 2008 to date – Member of the Board of Directors of OJSC JSCB International Financial Club.

Mrs. Salnikova graduated from the Moscow Institute of Management as a Managing Engineer in 1979. In 1997 Mrs. Salnikova received a degree of Candidate of Economics (Ph.D.) from the Law faculty of the Academy of Civil Service of the President of the Russian Federation.

Proceedings Against Management

At the date of this Prospectus, no member of KazakhGold’s Board of Directors or any Senior Manager for at least the previous five years:

•	has had any convictions in relation to fraudulent offences;

•	has held an executive function in the form of a senior manager or a member of the administrative, management or supervisory bodies of any company at the time of or preceding any bankruptcy, receivership or liquidation; or

•	has been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including any designated professional body) nor has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company.

Remuneration of Directors and Management

The aggregate amount of remuneration, including benefits in kind, paid by KazakhGold to its Directors and senior management for their respective services as Directors and senior management of KazakhGold for the year ended 31 December 2009 was USD 2,546 thousand and approximately USD 400 thousand, respectively. As of May 2010, the aggregate amount of remuneration payable by KazakhGold to its senior management per month for their respective services as senior management of KazakhGold is approximately USD 88 thousand.

KazakhGold’s service contract with Mr. Adrian Coates provides special benefits upon termination of employment. Under his service contract, in the event that his appointment is terminated (including as a result of the resolution of a general meeting of KazakhGold shareholders), then, subject to exclusions for misconduct or breach of contract, Mr. Adrian Coates is entitled to an immediate payment equivalent to the remuneration that he would have received up to the earliest date upon which KazakhGold could otherwise have lawfully terminated his employment by properly serving notice.

The KazakhGold Group has in place a Directors and Officers insurance policy to cover relevant individuals against claims arising from their work on behalf of KazakhGold.

Interests of Directors and Management

No Director or Senior Manager currently has any interest, including under options, in KazakhGold’s share capital.

The chairman of KazakhGold’s Board of Directors and Chief Executive Officer, Mr. Evgeny I. Ivanov, is also chief executive officer of Polyus Gold and a member of its board of directors. Polyus Gold holds a 100% stake in CJSC Polyus, which in turn holds a 100% stake in KazakhGold’s controlling shareholder, Jenington. Mr. Ivanov and two other Directors, Mr. Oleg V. Ignatov and Mr. German R. Pikhoya, also hold senior management positions at CJSC Polyus, which is the main operating subsidiary of Polyus Gold. As a result, potential conflicts could arise as a result of their respective positions at both KazakhGold and Polyus Gold since both KazakhGold and the Polyus Gold Group operate in the same industry, and, furthermore, Directors may be required to make decisions on the prioritisation of financial, personnel or other resources among the subsidiaries of Polyus Gold. KazakhGold believes that it has procedures in place to monitor and address any potential conflicts that may arise in this regard. Save as set out in this paragraph, there are no other potential conflicts of interest between any duties owed to KazakhGold by the members of KazakhGold’s Board of Directors and Senior Managers and their private interests and/or other duties.

Corporate governance

There are no corporate governance recommendations issued by a Jersey regulatory or governmental body applicable to companies incorporated in Jersey. Furthermore, as a Jersey company with a standard listing of DRs, KazakhGold is not required to observe the recommendations of the UK Combined Code on Corporate Governance, although it will remain subject to the the Code for as long as it maintains an Admission of DRs. KazakhGold does not currently observe any specific code of corporate governance, although its Board of Directors does include an independent director, Mr. Adrian Coates.

KazakhGold intends to develop its corporate governance policies following completion of the Transactions, and a second independent director (The Earl of Clanwilliam) is expected to be appointed to its Board of Directors. See “– Directors and Senior Management following the Transactions”.

KazakhGold does not expect that its development of corporate governance policies will include the adoption of Polyus Gold’s corporate governance standards since the latter are largely formulated in accordance with the requirements applicable to Russian joint stock companies under Russian law. These requirements include the applicable provisions of the Russian Joint Stock Companies Law, other regulatory acts governing operations of joint stock companies in the Russian Federation, the relevant provisions of Polyus Gold’s charter and other internal documents and the listing rules of RTS and MICEX, the exchanges where the Polyus Shares are listed. Although Polyus Gold complies in all material respects with the corporate governance regime of the Russian Federation, many concepts of corporate governance that are prevalent in western Europe and the United States are considerably less developed in Russia. For example, many securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, and laws relating to anti-fraud safeguards, insider trading and fiduciary duties are rudimentary. As a result, there are fewer safeguards for minority shareholders under Russian law, regulations and practices than would be the case in western Europe or the United States.

See “Part XVII – Comparison of Shareholder Rights in KazakhGold and Polyus Gold” for a summary of certain differences in the rights of shareholders in KazakhGold and Polyus Gold under their respective jurisdictions of incorporation and constitutional documents.

Audit Committee

The Board of Directors has established an Audit Committee with formally delegated duties and responsibilities with written terms of reference. KazakhGold’s Audit Committee is chaired by the independent director, Mr. Adrian Coates, and also includes Mr. Oleg V. Ignatov and Mr. German R. Pikhoya. The Audit Committee assists the Board of Directors in discharging its responsibilities regarding financial reporting, external and internal audits and controls, as well as reviewing the KazakhGold Group’s annual financial statements. It also assists by reviewing and monitoring the extent of non-audit work undertaken by external auditors, advising on the appointment of external auditors and reviewing the effectiveness of the KazakhGold Group’s internal audit activities, internal controls and risk management systems.

Dividend Policy

The Board of Directors of KazakhGold is currently formulating a revised dividend policy for KazakhGold. KazakhGold did not declare or pay any dividends in 2007, 2008 or 2009, and it is subject to restrictions on paying dividends under the terms of the Senior Notes. See “Material Contracts – Financing Arrangements – The Senior Notes”.

Transactions with Related Parties

The following describes transactions that the KazakhGold Group has entered into in each of 2007, 2008, 2009 and in 2010 up to the date of this Prospectus, with affiliates and other entities and persons known to the KazakhGold Group, in which either the KazakhGold Group or its management, directors or major shareholders have a controlling interest or over which any of the foregoing have a significant influence, and which the KazakhGold Group believes are material to it or to the other party.

•	On 26 April 2007, KazakhGold signed a share purchase agreement to acquire a stake in Norox Mining Limited from Oxus Gold under which, in addition to the initial purchase price, KazakhGold may be required to pay up to an additional USD 80 million to Oxus Gold depending on the outcome of negotiations to resume mining rights in respect of the Jerooy project in Kyrgyzstan. In 2007, 2008 and prior to his resignation as Director of KazakhGold on 14 August 2009, Mr. William Trew was a Non-Executive Director of KazakhGold and a Director of Oxus Gold. Mr. Trew ceased to be a Director of KazakhGold on 14 August 2009.

•	In 2007, Mr. William Trew was beneficially interested in purchase contracts that the KazakhGold Group signed with MAED, CACP. In 2008 and prior to his resignation as Director of KazahGold on 14 August 2009, Mr. Trew was also beneficially interested in certain service agreements that the KazakhGold Group signed with CACP as a result of the related service contracts that MAED concluded with CACP.

•	In 2008, KazakhGold expensed USD 158.4 million relating to construction, repair, maintenance and exploration works with entities under common ownership and control with the KazakhGold Group.

•	On 3 June 2009 and 11 June 2009, Gold Lion entered into two subordinated loan agreements with KazakhGold to provide an aggregate of USD 31.0 million to finance the KazakhGold Group’s immediate working capital needs, to make the interest payment due under KazakhGold’s Senior Notes and to make redemption payments in respect of local Kazakh bonds. At the time of those loans, Gold Lion was the controlling shareholder of KazakhGold, and it continues to hold a non-controlling stake in KazakhGold. As at 31 December 2009, USD 19.8 million was outstanding under these loans. See “– Principal Shareholders of KazakhGold” and “– Material Contracts – Financing Arrangements – The Senior Notes”.

•	On 14 August 2009, KazakhGold entered into a USD 50 million loan agreement with its controlling shareholder, Jenington, in order to fund the solicitation fee payable by KazakhGold to the holders of its Senior Notes and to fund KazakhGold’s working capital requirements. As at 31 December 2009, USD 48.5 million was outstanding under this loan. On 4 February 2010, KazakhGold entered into a further USD 50 million loan agreement with Jenington to fund working capital requirements. This second loan remains outstanding. See “– Material Contracts”. Polyus Gold, along with several other Guarantors, jointly and severally guarantees the obligations of KazakhGold under the Senior Notes.

•	On 14 July 2009, KazakhGold entered into an amendment agreement to the Trust Deed for its Senior Notes under which its indirect controlling shareholder, Polyus Gold, acceded as a guarantor of the obligations of KazakhGold under the Senior Notes. See “– Material Contracts – Financing Arrangements – The Senior Notes”.

•	On 30 June 2010 KazakhGold entered into the Jenington Option Agreement, See “Part V – Description of the Transactions – Jenington Option Agreement”.

KazakhGold is unable to determine whether agreements with Norox Mining Limited, MAED and Gold Lion were on market terms, as they were entered into prior to the installation of new management following the Partial Offer and there is no documentation or personnel available to make that assessment. The shareholder loans with Jenington and the Polyus Gold guarantee described above were not concluded at arm’s length, although, based on consultations with external consultants on the financing alternatives that were available to KazakhGold at such time, management believes that the terms of the shareholder loans were no less favourable than terms that would have been available to KazakhGold from unaffiliated lenders. See Note 20 to the consolidated financial statements of the KazakhGold Group as at, and for the year ended, 31 December 2009 incorporated by reference in this Prospectus. KazakhGold, Kazakhaltyn and Jenington have commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. alleging, among other things, that the former director defendants and MAED, which had entered into contracts with KazakhGold for the completion of three new tailings re-treatment plants and a central elution plant (see “See “– Material Contracts”), secretly agreed to a joint venture arrangement that entitled the defendants to 50% of the profits from certain of those contracts, which had an aggregate contract value of USD 69 million. The claimants also allege that KazakhGold entered into contracts purportedly with construction and exploration companies which were vehicles of the defendants or persons or entities associated with them for the purpose of divesting funds to their benefit. See “Part VI – Information on KazakhGold – Litigation”.

Principal Shareholders of KazakhGold

The following table sets forth information regarding the ownership of KazakhGold’s shares, as of the date of this Prospectus and as adjusted to reflect completion of the Transactions, assuming that (i) KazakhGold exercises the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreement, (ii) the Private Exchange Offer is accepted in full and is completed and (iii) the Placing is completed, but without giving effect to the Jenington Distribution, by each person known by KazakhGold to own 3% or more of its outstanding shares.

	KazakhGold Shares and GDRs Owned before the Transactions				KazakhGold Shares and DRs Owned after the Transactions

Shareholder	Number of KazakhGold Shares	Number of KazakhGold GDRs	Percent of total share capital	(1)	Number of KazakhGold Shares		Number of KazakhGold DRs	Percent of total share capital	(2)

Jenington	77,745,417	—	65.0		177,532,667	(6)	—	9.7	(5)
Gold Lion(3)	10,599,539	—	8.9		10,599,539		—	0.6
Nafta(4)	—	—	—		—		664,329,058	36.3
Onexim(4)	—	—	—		—		670,949,542	36.7

1.	Calculated as a percentage of KazakhGold’s total number of KazakhGold Shares outstanding following completion of the Placing (119,608,333).
2.	Calculated as a percentage of KazakhGold’s total number of KazakhGold Shares outstanding following completion of the Transactions and the Placing, assuming that KazakhGold exercises the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreement and the Private Exchange Offer is accepted in full and is completed.
3.	Based on information available to management of KazakhGold, Gold Lion is wholly owned by Abacus (C.I.) Limited as trustee of The ABM SK Trust, a Jersey discretionary trust whose only named discretionary beneficiaries are Dr. Kanat Assaubayev, Mrs. Marussya Assaubayeva, Mr. Baurzhan Assaubayev, Mr. Aidar Assaubayev and Mr. Sanzhar Assaubayev. Does not include Level I GDRs that Gold Lion may receive in the Private Exchange Offer. As of April 13, 2010, the last date such information was available, Gold Lion held 556,514 Polyus Shares.
4.	Nafta is a group of privately-owned companies, including Wandle Holdings Limited, the beneficial owner of which is Mr. Suleiman Kerimov. Onexim is a group of privately-owned companies, including Coverico Holdings Co. Limited and Bristaco Holdings Co. Limited, the beneficial owner of which is Mr. Mikhail Prokhorov. Wandle Holdings Limited, Coverico Holdings Co. Limited and Bristaco Holdings Co. Limited (each of which is a limited liability company incorporated under the laws of Cyprus) have entered into the Principal Shareholders Option Agreement with KazakhGold. See “– Control position” and “Part V – Information on the Transactions – the Principal Shareholders Option Agreement”. Under the Principal Shareholders Option Agreement, Onexim has agreed to receive a portion of the Regulation S GDRs they would otherwise be entitled to in KazakhGold Shares, as determined by KazakhGold. Wandle Holdings Limited holds 57,932,239 Polyus Shares and 26,177,385 Polyus ADSs. Of the 57,932,239 Polyus Shares that it owns or beneficially owns, 45,284,073 Polyus Shares are subject to repurchase and pledge agreements, under which Wandle Holdings Limited retains the voting rights attributable to the Polyus Shares sold under the repurchase agreements or being subject to pledge. It is expected that the Regulation S GDRs received by Wandle Holdings Limited upon exercise of the option under the Principal Shareholders Option Agreement will be subject to similar repurchase and pledge agreements. Wandle Holdings Limited has also agreed to sell to Brainpedia Holding Limited (holder of B Shares in Wandle Holdings Limited) a number of Polyus Shares and Polyus ADSs constituting a holding of 9.9999% of Polyus Gold’s charter capital. In connection with this sale, Brainpedia Holding Limited has agreed to grant to Wandle Holdings Limited a call option with respect to such holding and Wandle Holdings Limited has agreed to grant Brainpedia Holding Limited a put option with respect to such holding. During the term of the put and call options, Wandle Holdings Limited retains the voting rights attributed to the holding. It is expected that the Regulation S GDRs received by Wandle Holdings Limited upon exercise of the Principal Shareholders Option Agreement will be subject to these agreements.
5.	Does not give effect to the distribution to Jenington Distribution Recipients of Jenington Distribution GDRs, or the KazakhGold Shares to be deposited into the Level I GDR Programme by Jenington following the exercise of its share conversion rights under its USD 50 million loan to KazakhGold dated 14 August 2009. See “Part V – Information on the Transactions” Following completion of the Transactions, Jenington will be prohibited under Jersey law from exercising voting rights in respect of any KazakhGold Shares or DRs that it holds.

On 9 July 2009, Jenington made the Partial Offer to shareholders of KazakhGold for a 50.15% stake in KazakhGold. Under the terms of the Partial Offer, shareholders of KazakhGold were entitled to receive approximately USD 7.18 in cash and 0.064 Polyus Shares for each KazakhGold Share. The implied value per KazakhGold Share of USD 10.13 under the Partial Offer represented a premium of 27% to the closing price of USD 8.00 per GDR on the London Stock Exchange on 30 April 2009, the last business day on which GDRs traded prior to the announcement of the Partial Offer. The Partial Offer was declared wholly unconditional on 14 August 2009, following which Jenington became KazakhGold’s controlling shareholder with a stake of 50.15%.

Jenington’s registered office is at Pasea Estate, Road Town, Tortola, British Virgin Islands. Jenington is an indirect wholly-owned subsidiary of Polyus Gold. Consequently, KazakhGold is indirectly controlled by Polyus Gold. There are no procedures in place to prevent this control being abused. See “– Control position” for information on the beneficial ownership of KazakhGold and “Part II – Risk Factors – Risks relating to the Transactions and the DRs The principal shareholders of KazakhGold following the Transactions will have the ability to exert significant influence over the Combined Group and its business, and the interests of those principal shareholders may conflict with those of other shareholders of KazakhGold”.

As a term of the Partial Offer, Jenington entered into the Backstop Underwriting Agreement with KazakhGold in respect of the Placing under which, subject to certain conditions, it agreed to subscribe, depending on the results of the Placing, for between 50.1% and 100% of the GDRs to be offered in the Placing. See “– Backstop Underwriting Agreement”. The Placing was completed on 1 July 2010, with settlement expected on or about 6 July 2010.

As of the date of this Prospectus, Jenington holds 10,776,161 of the outstanding Polyus Shares, representing approximately 5.65% of the existing issued ordinary share capital of Polyus Gold. Jenington has entered into the Jenington Option Agreement with KazakhGold pursuant to which KazakhGold has the option to acquire Jenington’s entire holding of Polyus Shares, in exchange for KazakhGold Shares, using the same exchange ratio as is used in the Private Exchange Offer. See “Part V – Information on the Transactions – Jenington Option Agreement”. If the Transactions are completed, Jenington will become an indirect subsidiary of KazakhGold, and, consequently, it will be prohibited under Jersey law from exercising voting rights in respect of any KazakhGold Shares or DRs that it holds.

Control position

The Transactions give rise to certain considerations under the Code. The Code is issued and administered by the Panel. KazakhGold is a company to which the Code applies and, as such, its shareholders are entitled to the protections afforded by the Code. The Code and the Panel operate principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The Code also provides an orderly framework in which takeovers are conducted. In addition it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets.

Rule 9 of the Code sets out the circumstances in which, and the requirements for making, a general offer for shares of a company to which the Code applies. Under Rule 9 of the Code, any person who acquires an interest (as defined in the Code) in shares which, taken together with shares in which he is already interested and in which persons acting in concert with him are interested, carry 30% or more of the voting rights of a company which is subject to the Code, is normally required to make a general offer to all the remaining shareholders to acquire their shares.

Similarly, when any person, together with persons acting in concert with him, is interested in shares which, in the aggregate, carry not less than 30% of the voting rights of such a company,

but does not hold shares carrying more than 50% of such voting rights, a general offer under Rule 9 of the Code will normally be required if any further interests in shares are acquired by any such person.

An offer under Rule 9 of the Code must be made in cash and at the highest price paid by the person required to make the offer, or any person acting in concert with him, for any interest in shares of the company during the 12 months prior to the announcement of the offer.

Nafta and Onexim are the majority shareholders of Polyus Gold, which in turn is the majority shareholder of KazakhGold through its indirect wholly-owned subsidiary, Jenington. Following completion of the Transactions, based on the Exchange Ratios and the assumptions set out below, Nafta will hold 678,081,505 Regulation S GDRs, representing approximately 36% of KazakhGold’s voting share capital, and Onexim will hold 684,839,041 Regulation S GDRs or KazakhGold Shares, representing approximately 37% of KazakhGold’s voting share capital. The assumptions are that: (i) there is no change in the issued voting share capital of KazakhGold between the date of this Prospectus and the date on which the Level I GDRs, Regulation S GDRs or KazakhGold Shares, as appropriate, are issued pursuant to the Principal Shareholders Option Agreement, the Jenington Option Agreement and the Private Exchange Offer; (ii) KazakhGold’s issued voting share capital increases to 1,862,937,075 (representing KazakhGold’s voting share capital assuming that KazakhGold acquires 15% of the issued share capital of Polyus Gold under the Private Exchange Offer and through exercise of both the Principal Shareholders Option Agreement and the Jenington Option Agreement); and (iii) the voting rights attached to the new KazakhGold Shares to be issued to Jenington under the Jenington Option Agreement have become exercisable following their disposal to third parties.

Nafta and Onexim each control more than 20% of the voting rights in Polyus Gold, which, through Jenington, controls 50.15% of the voting rights in KazakhGold. As a result, under the definition of “acting in concert” within the Code, Nafta and Onexim are presumed to be acting in concert with each other for the purposes of the Code. Furthermore, Nafta and Onexim are cooperating with each other to consolidate control of KazakhGold and proceed with the Transactions and have each confirmed to the Panel that they consider themselves to be acting in concert with each other for the purposes of the Code with respect to the Transactions.

As a result, and by virtue of Nafta and Onexim’s existing indirect controlling position in KazakhGold through Jenington, there is no change in the control position with respect to KazakhGold and, consequently, no general offer under Rule 9 of the Code is required as a result of the Transactions.

Following completion of the Transactions, while Nafta and Onexim each will individually be interested in Regulation S GDRs or KazakhGold Shares carrying more than 30% of the voting rights of the enlarged KazakhGold but less than 50% of such voting rights, they will together hold Regulation S GDRs or KazakhGold Shares carrying, in aggregate, in excess of 50% of the voting rights of the enlarged KazakhGold. As a result, Nafta and Onexim, will be free, subject to Note 4 on Rule 9.1 of the Code, to acquire further interests in Regulation S GDRs or KazakhGold Shares without incurring any obligation to make a mandatory offer under Rule 9 of the Code.

Mr. M.D. Prokhorov, who has been Chairman of the board of Polyus Gold since March 2006, is the ultimate beneficial owner of Onexim, one of Russia’s largest private investment funds, with a focus on the mining industry, innovative projects in energy and nanotechnology, real estate and other industries. Following completion of the Transactions, Mr. Prokhorov is expected to be appointed Chairman of the Board of KazakhGold.

Mr. S.A. Kerimov is the ultimate beneficial owner of Nafta, which is part of a privately-owned group of portfolio investment companies. Nafta has accomplished a number of sizeable projects in the mining, metals, telecommunications, real estate and retail sectors, and the stock market. Its investments include a stake in PIK Group, one of the leading residential developers in Russia.

KazakhGold believes, to the extent known to it, that there are no other arrangements the operation of which may result in a change of control of KazakhGold.

Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the KazakhGold Group within the two years immediately preceding the date of this Prospectus and are, or may be, material or have been entered into at any time by any member of the KazakhGold Group and contain provisions under which any member of the KazakhGold Group has an obligation or entitlement which is, or may be, material to the KazakhGold Group as at the date of this Prospectus.

Mining and production licences and contracts

Subsoil use licences

The KazakhGold Group conducts its underground mining operations at Aksu, Bestobe and Zholymbet pursuant to the following licences, all of which were granted under the pre-1999 “licence-and-contract” regime:

•	Subsoil Use Licence MG No. 723 D (gold) dated 20 March 1996 for the Production of Gold Ores of the Bestobe Deposit in the Seletinsky District of the Akmola Region;

•	Subsoil Use Licence MG No. 724 D (gold) dated 20 March 1996 for the Production of Gold Ores of the Aksu Deposit in the Seletinsky District of the Akmola Region;

•	Subsoil Use Licence MG No. 725 D (gold) dated 20 March 1996 for the Production of Gold Ores of the Zholymbet Deposit in the Shortandy District of the Akmola Region;

•	Subsoil Use Licence MG No. 796 D (gold) dated 20 March 1996 for the Production of Gold Ores of the Quartzite Hills Deposit in the Seletinsky District of the Akmola Region; and

•	Subsoil Use Licence MG No. 489 D (gold) dated 07 June 1995 for the development of the Akzhal Deposit in the Zharminsky District of the Semipalatinsk Region.

Each of these licences is for a term of 20 years, commencing on the date the relevant licence was registered with the Kazakh State Committee on Investments, which was the competent authority at that time.

For more information on subsoil use licences, see “Part XII – Unaudited Pro forma Financial Information of the Combined Group – Regulatory Matters – Regulation of the Kazakh Gold Industry – The subsoil use licensing regime”.

Subsoil Use Contract No. 77

Contract No. 77 relates to the Akzhal licence. The overall term of the contract is set in accordance with the terms and conditions of the licence at 25 years from the date of issue of the licence and may be extended. It is currently due to expire on 7 June 2020. Initially, the contract permits KazakhGold to commence commercial production of ore in accordance with an agreed work programme, provided that it does so in compliance with applicable law and decrees, regulatory acts and requirements of Kazakhstan. KazakhGold may then develop the deposit in accordance with the Akzhal Gold Deposit Mine Development Project, using appropriate technology and engaging highly skilled personnel for production. Further conditions of the contract include the requirement to use equipment, materials and finished products made in Kazakhstan, provided these comply with the requirements of Kazakhstan law on technical regulation (noting that the percentage of Kazakhstan content in the overall cost of purchased equipment, materials and finished products must be at least 60%) and to only engage Kazakhstan service providers in the production process including air, rail, water and other modes of transportation, provided such services meet the standards, price and quality specifications of similar services offered by non-residents of Kazakhstan. In addition KazakhGold must direct at least 1% of total investment to training of Kazakhstan personnel engaged for work under the contract, undertake adequate insurance, and 180 days prior to the expiration of the contract, submit a clean-up program to the competent authority in respect of its operations under the contract, including a clean-up cost estimate which it must then fully implement.

Subsoil Use Contract No. 145

Following the grant of the licences listed above, Kazakhaltyn entered into Subsoil Use Contract No. 145 dated 7 December 1997 with the State Committee on Investments. Contract No. 145, as subsequently amended, sets out Kazakhaltyn’s rights and obligations with respect to the Aksu, Bestobe, Quartzite Hills and Zholymbet deposits. The contract terminates on 20 March 2016, but may be extended and, upon renewal, its conditions may be changed by written agreement between the parties, so long as these changes do not contradict the terms of the applicable licences. Certain provisions of this contract are summarised below.

Payments to the Government

Contract No. 145 provides that Kazakhaltyn is required to make certain payments to the Kazakh government, including the payment of a subscription bonus and other taxes under the tax legislation effective as of the date such payments become due and payable.

Subscription Bonus

Under the terms of Contract No. 145, Kazakhaltyn was required to make a single fixed payment of USD 75,000 to the State Committee on Investments as a subscription bonus for the right to carry out subsoil operations permitted under the contract within 30 days from its effective date.

Under applicable tax legislation, Kazakhaltyn is required to make a fixed payment to the Kazakh state of 0.1% of the value of extractable reserves as a commercial discovery bonus upon each commercial discovery within the area covered by the terms of the contract. The payment is due upon approval of the relevant reserves by the State Reserves Committee of Kakzahstan. The value of the reserves is determined using the market price of gold at the London Metal Exchange on the day the bonus payment is made. As Kazakhaltyn is not obliged under Kazakh law to obtain the approval of the State Reserves Committee for its reserves, to date it has not sought such approval and, as a result, it has not paid any commercial discovery bonuses to the Kazakh state.

Mineral extraction tax (“MET”)

The tax base for the mineral extraction tax calculation is the value of the taxable depleted reserves of minerals which are contained in mineral raw materials for the tax period. The MET rates for both gold and silver are 5% from 1 January 2009, increasing to 5.5% from 1 January 2013.

Excess profit tax (“EPT”)

Kazakhaltyn may become liable to pay EPT on its profits calculated pursuant to the Kazakh tax code to the extent that its net income received under Contract No. 145 exceeds 25% of its deductions, as set out in the table below:

No. level	Scale of distribution of net income for EPT calculation, % from the sum of deductions	Rates (%)
1	less or equal to 25%	Exempt from EPT
2	from 25% to 30% (inclusive)	10
3	from 30% to 40% (inclusive)	20
4	from 40% to 50% (inclusive)	30
5	from 50% to 60% (inclusive)	40
6	from 60% to 70% (inclusive)	50
7	over 70%	60

For information on the risks relating to excess profits tax, see “Part II – Risk Factors – Risks Relating to the Countries in which the Combined Group will Operate – Kazakhstan – The KazakhGold Group could be subject to excess profits tax (“EPT”) depending on its ratio of net after-tax income to the amount of tax deductions determined by the Kazakh Tax Code specifically for EPT purposes”.

Social obligations

As is common with mining agreements between mining companies and national governments, Kazakhaltyn has undertaken certain social obligations for the benefit of its employees and their dependents. These social obligations include investing at least 1% of Kazakhaltyn’s net income per annum in training programmes for its Kazakh employees, providing financing in the amount of at least 1% of its total amount of investments for the development of the social infrastructure of the territory covered by the contract and transferring an amount equal to 1% of its net income per annum into a liquidation fund for environmental clean-up costs following cessation of mining operations, including the costs of removing buildings and equipment. However, in the event that this fund is not sufficient to meet the cost of the Kazakhaltyn’s clean-up obligation, Kazakhaltyn is obliged to fund any such shortfall.

In addition, Kazakhaltyn has undertaken to purchase goods and services from Kazakh businesses whenever possible provided that such goods and services are competitive with those that are available outside Kazakhstan and are of at least comparable quality.

Environmental obligations

Kazakhaltyn is obliged to comply with Kazakhstan’s environmental and health and safety standards and requirements. Under Contract No. 145, in conducting its business, Kazakhaltyn is required to give priority to environmental considerations, including monitoring the impact of its operations on the environment, limiting desertification and soil erosion and preventing the pollution or exhaustion of subsurface water. Prior to commencing operations under the contract, Kazakhaltyn was required to obtain the approval of the state environmental authorities. Upon the conclusion of mining operations, Kazakhaltyn is required to conduct an environmental clean-up of the contract area to ensure that damage to the environment is repaired and that the contract area is suitable for future use.

Dispute resolution

To the extent that there are any disputes that cannot be resolved through negotiations between Kazakhaltyn and the Kazakh government, Contract No. 145 provides that these are to be submitted to the Kazakh courts rather than to an independent international arbitration body.

Approved mining programme

Kazakhaltyn has undertaken to comply with a detailed mining programme, which was submitted for review and approved by a territorial department of “Centrekaznedra”, a Kazakh state agency which is part of the Ministry of Energy and Mineral Resources, responsible for approving such programmes, on 8 June 2001. The programme sets out Kazakhaltyn’s proposed mining operations for the period from 2000 to 2025, projections of its revenue and expenditures and estimates of taxes to be paid to the government over this period, together with information on the deposits and the technologies used in the production process. Kazakhaltyn is obliged to submit annual updates of the programme to Centrekaznedra for approval. Centrekaznedra also evaluates Kazakhaltyn’s compliance with the terms of its obligations. The mining programme was established by addendum No. 1 to Contract No. 145. It is in force until 20 March 2016, when the licence is due to expire, but it may be extended by a further addendum. Upon renewal, the terms and conditions of the licence may be altered by written agreement between the parties. The renewal of the programme and entry into another addendum is currently planned for 2014.

Differences with the Model Contract

Contract No. 145 is based on the Model Contract for Conducting Subsurface Operations in the Republic of Kazakhstan (the “1997 Model Contract”) that was approved by the Kazakh government in January 1997. A new Model Contract for Conducting Subsurface Operations in the Republic of Kazakhstan (the “2001 Model Contract”), which replaced the 1997 Model Contract, was approved by the Kazakh government in July 2001. Some of the amendments to Contract No. 145 were made to reflect provisions in the 2001 Model Contract, including the addition of certain taxes and payments, including social tax and commercial discovery bonus. However, certain significant differences between Contract No. 145 and the Model Contract continue to exist. For instance, the general stability provisions in the 2001 Model Contract are more limited than the corresponding provisions in Contract No. 145. Kazakhaltyn is also obliged to invest at least 1% of its total investments for the development of social infrastructure of the contract area, a type of obligation that is not required in the 2001 Model Contract.

Contracts for the processing of tailings at the Aksu, Bestobe and Zholymbet mines

While Contract No. 145 sets forth Kazakhaltyn’s subsurface rights in respect of the Aksu, Bestobe and Zholymbet deposits, Kazakhaltyn’s right to extract gold from tailings located at the Aksu, Bestobe and Zholymbet tailings dams derives from (i) the Contract for Exploration and Production of Gold from Technogenic Mineral Formations at the Bestobe Mine in the Akmola Region (“Contract No. 761”), (ii) the Contract for Exploration and Production of Gold from Technogenic Mineral Formations at the Aksu Mine in the Akmola Region (“Contract No. 762”) and (iii) the Contract for Exploration and Production of Gold from Technogenic Mineral Formations at the Zholymbet Mine in the Akmola Region (“Contract No. 917”). Kazakhaltyn entered into these contracts with the Ministry of Energy and Mineral Resources as the competent authority after winning the tender in 2000 to allocate rights to extract gold from these tailings. Contract No. 761 expires on 31 December 2016, while Contract No. 762 and Contract No. 917 expire on 31 December 2025. The term of each contract may be extended with the agreement of the competent authority.

Each of the three tailings contracts contains provisions regarding completion of exploration and assessment of gold prior to the subsequent obtaining of examination approval and preparation of a work programme for the production of gold. The exploration stage is required to be completed within the first two years of the term of the contracts. As of the date of this Prospectus, Kazakhaltyn has not begun production of gold under Contracts No. 761, 762 and 917.

Each of these three contracts for the processing of tailings was based on the 2001 Model Contract. The differences between these contracts and Contract No. 145 include, among other things, the amount of investments in training of Kazakhstan employees (the total amount of expenditures on training of Kazakhstan personnel was set at 0.1% of investments during the exploration stage of the contract and 0.1% of operational costs during the production stage in all three contracts for the processing of tailings, as opposed to 1% of Kazakhaltyn’s net income in Contract No. 145), a significantly smaller subscription bonus in the contracts for the processing of tailings (USD 1,500 in each of the three contracts, as opposed to USD 75,000 in Contract No. 145), no production bonus in any of the contracts for the processing of tailings (production bonuses are no longer included in contracts negotiated after 1 July 1998, as they are essentially no different than royalties), and the requirement to reimburse the state for historic geological exploration costs that appears in all three contracts for the processing of tailings, but was not included in Contract No. 145.

Each of the three tailings contracts has a work programme attached to it, which sets forth the scope of the exploration work to be conducted during the exploration stage of the contract and the amount of funding allocated for such work, the description of the technological process to be used for the processing of tailings, expected amounts of tailings to be processed in each year of the programme, expected capital expenditures and direct operational costs for the term of the contract and expected net income of the contractor for the same period, as well as general information on the technogenic mineral formations located at the relevant tailings disposal area, the description of the geographical location of the mining allotment and the geological characteristics of the tailings. Kazakhaltyn must file quarterly and annual reports with the competent state authority of Kazakhstan. The competent state authority may carry out inspections of Kazakhaltyn’s activity to confirm compliance with the terms and conditions of the tailings contracts.

Kazakhaltyn won the tender in respect of the Bestobe deposit with the subsequent conclusion of Contract No. 761 on the basis that its minimum work programme for six years would amount to USD 15,732,000 and payments to social funds would equal USD 659,000. The work programme attached to Contract No. 761 requires Kazakhaltyn to make certain investments. Such investments include (i) capital expenditures in the amount of USD 918,459 to be made prior to the beginning of works and (ii) operating costs in the amount of USD 17,189,010. The length of the pay-back period for the project varies depending on the level of net income that it generates – eight, four or three years based on net income of at least USD 606,200, USD 2,650,100 or USD 2,949,900, respectively.

The programme proposed by Kazakhaltyn for the development of the Aksu deposit provides for the investment of USD 22,137,000 for the first six years of the term under Contract No. 762 and USD 1,006,000 as contributions to social funds. Pursuant to the work programme attached to Contract No. 762, capital expenditures of Kazakhaltyn are expected to constitute USD 1,112,666. The operating costs for the term of Contract No. 762 should constitute USD 30,896,120. The length of the pay-back period for the project varies depending on the level of net income that it generates – seven, nine or seventeen years based on net income of at least USD 9,321,000, USD 6,694,300 or USD 844,000, respectively.

The programme proposed by Kazakhaltyn for the development of the Zholymbet deposit provides for the investment of USD 15,732,000 during the six-year term and USD 659,000 as contributions to social funds. The work programme Contract No. 917 in respect of the Zholymbet deposit provides for capital expenditures in the amount of USD 1,581,776 and operating costs in the amount of USD 32,031,340. The length of the pay-back period for the project varies depending on the level of net income that it generates – five, six or sixteen years based on net income of at least USD 8,586,600, USD 4,882,500 or USD 234,300, respectively.

Pursuant to each of the three tailings contracts, Kazakhaltyn has obligations to maintain a salary fund and abandonment fund for each project and make payments for the economic development of the region.

Kazakhaltyn may be deemed to be in breach of the terms of the tailings contracts. See “Part II – Risk Factors – Risks associated with the gold mining industry – The Combined Group’s business could be adversely affected if it fails to obtain, maintain or renew necessary contracts, licences and permits, including subsoil licences, or fails to comply with the terms of its contracts, licences and permits”.

Contracts for exploration of the Kaskabulak deposit and Southern Karaultube deposit

On 27 December 2007, Kazakhaltyn entered into two contracts for the exploration of the Kaskabulak deposit (“Contract No. 2526”) and Southern Karaultube deposit (“Contract No. 2527”). Each contract was concluded as a result of tenders carried out by the Ministry of Energy and Mineral Resources of Kazakhstan. The term of each contract is five years and may be extended by the agreement of the parties. Pursuant to the terms and conditions of both contracts, the discovery of one or more deposits that are serviceable for the mining of gold within the contract area entitles Kazakhaltyn to negotiate the terms of a new contract for production of gold.

Both contracts require 1% of the investments to be used for social and economic development of the respective region and 1% of the proposed investments to be used for training of Kazakh personnel of Kazakhaltyn. At least 80% of the management of Kazakhaltyn and 100% of specialists and qualified employees working on the project must be citizens of Kazakhstan. Each contract requires Kazakhaltyn to make a payment to the state budget in the amount of USD 141,600 under Contract No. 2526 and USD 141,042 under Contract No. 2527 (such payments include payment for geological information with respect to the deposits) and make investments in the economies of the Eastern Region of Kazakhstan and the Akmola Region in the amount of USD 50,000 per year under each contract, as well as investments in the protection of the environment of the regions.

Financing Arrangements

The Senior Notes

On 6 November 2006, KazakhGold issued its USD 200,000,000 9.375% Senior Notes due 2013. The Senior Notes are listed on the official list of the Luxembourg Stock Exchange and are admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange. KazakhGold entered into a number of agreements in connection with the issue of the Senior Notes, including:

•	a trust deed dated 6 November 2006, as amended (the “Trust Deed”), between KazakhGold, its subsidiaries Kazakhaltyn, Rudnik Vasilevskyi LLP (“Rudnik”), Visart LLP (“Visart”), Polyus Gold and The Bank of New York (now known as The Bank of New York Mellon) (the “Trustee”), pursuant to which the Senior Notes are constituted and the Trustee is appointed as trustee on behalf of the holders of the Senior Notes (the “Noteholders”). The Trust Deed sets out the terms and conditions of the Senior Notes (the “Conditions”). The Trust Deed also sets out the terms on which Kazakhaltyn, Rudnik, Visart and Polyus Gold (together the “Guarantors”) jointly and severally guarantee the obligations of KazakhGold under the Senior Notes;

•	an agency agreement dated 6 November 2006, as amended (the “Agency Agreement”), between KazakhGold, the Guarantors, The Bank of New York and The Bank of New York (Luxembourg) S.A., which sets out the terms on which KazakhGold pays principal and interest on the Senior Notes to The Bank of New York as principal paying agent, as well as the terms on which The Bank of New York (Luxembourg) S.A. maintains the register of Noteholders; and

•	a loan agreement dated 6 November 2006 between KazakhGold and Kazakhaltyn (the “Kazakhaltyn Loan”), under which the net proceeds of issue of the Senior Notes were on-lent to Kazakhaltyn. Interest is payable by Kazakhaltyn on the loan at the rate of 10.125% per annum, and repayment of the loan is due on the earlier of (i) the maturity date of the Senior Notes or (ii) the date on which the Senior Notes become immediately due and payable in accordance with the Conditions.

The Senior Notes bear interest at a rate of 9.375% per annum payable in arrears on 6 May and 6 November in each year until the day on which all sums due in respect of the Senior Notes are received by or on behalf of the Noteholders. The Senior Notes are secured obligations of KazakhGold ranking at least pari passu with all other present and future obligations of KazakhGold, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. The Senior Notes are secured by a charge and assignment in favour of the

 Trustee of all KazakhGold’s rights to repayment of principal, interest and other amounts under the Kazakhaltyn Loan.

KazakhGold is subject to the following covenants under the Conditions:

•	Limitation on indebtedness: KazakhGold is restricted from incurring indebtedness otherwise than in accordance with the Conditions.

•	Limitation on liens: KazakhGold is restricted from creating, incurring or suffering to exist liens upon any of its property or assets unless at the time of such lien, effective provision is made to secure the indebtedness under the Trust Deed and the Senior Notes equally and ratably.

•	Distributions and disposals of assets: KazakhGold is subject to restrictions on distributions from its restricted subsidiaries and disposals of assets by it and its restricted subsidiaries.

•	Limitation on affiliate transactions: KazakhGold is subject to restrictions on affiliate transactions with its restricted subsidiaries.

•	Mergers and consolidation: KazakhGold is subject to restrictions on consolidation, merger, amalgamation and sale of all or substantially all its assets to any person.

Unless previously redeemed, or purchased and cancelled, the Senior Notes are due to be redeemed at their principal amount on 6 November 2013. The following redemption and purchase rights are set out in the Conditions:

•	Redemption in whole or in part at the option of KazakhGold, subject to redemption price and notice provisions in the Conditions;

•	Redemption in whole only for specified tax reasons at the option of KazakhGold, subject to notice provisions;

•	Repurchase by KazakhGold at the option of the Noteholders if a change of control occurs, at a purchase price of 101% of the principal amount of the Senior Notes plus accrued and unpaid interest to the date of purchase.

The Conditions include events of default that may lead to the issue of an enforcement notice by the Trustee, either at its discretion or at the request of Noteholders holding at least 25% in principal amount of the Senior Notes outstanding, upon delivery of which the Senior Notes shall become immediately due and payable at the principal amount together with accrued and unpaid interest without further action or formality. Events of default include, among others: (i) failure to pay an amount in respect of the Senior Notes within 30 days of the due date for payment; (ii) a change of control in breach of the change of control provisions contained in the Conditions; (iii) the merger, amalgamation or merger of KazakhGold or any Guarantor other than in accordance with the Conditions; (iv) a default under any mortgage, trust deed or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by KazakhGold or any of its subsidiaries subject to exceptions contained in the Conditions; and (v) insolvency or bankruptcy events or winding-up orders or resolutions in respect of KazakhGold or any Guarantor or any significant subsidiary. KazakhGold is currently in default of the terms of the Senior Notes. See “Part II – Risk Factors – Risk associated with the KazakhGold Group – KazakhGold is currently in default of the terms of the Senior Notes.”

The Consent Solicitation

In anticipation of the Partial Offer, KazakhGold issued a consent solicitation statement on 6 January 2009 to seek approval by extraordinary resolution of the Noteholders of certain waivers and modifications to the Conditions and the Trust Deed, including, among others: (i) modifying the Trust Deed and the Conditions to allow the accession of Polyus Gold as an additional Guarantor of the Senior Notes and to permit Polyus Gold or any of its subsidiaries to provide a credit facility of up to USD 50 million to KazakhGold following completion of the Partial Offer; and (ii) waiving the right of Noteholders to require KazakhGold to repurchase the Senior Notes on occurrence of the change of control of KazakhGold contemplated by the Partial Offer. KazakhGold offered to pay a consent solicitation fee to each Noteholder that voted in favour of these resolutions in an amount equal to USD 50 for each USD 1,000 in principal amount of Senior Notes held by such Noteholder (the “Consent Solicitation Fee”). The Noteholders approved this extraordinary resolution at an extraordinary meeting of Noteholders on 2 February 2009, subject to the condition that the Partial Offer be completed. Following completion of the Partial Offer, the Trust Deed and the Agency Agreement were amended to reflect the accession of Polyus Gold as a Guarantor and other related modifications. KazakhGold paid the Consent Solicitation Fee in an aggregate amount of USD 8.4 million in August 2009 from the proceeds of the loan from Jenington. See “– Loan Agreement with Jenington – 14 August 2009”.

Completion of certain aspects of the Transactions would result in a default of certain terms of the Senior Notes. Such defaults would result from the entry into the Jenington Option Agreement, which would be considered an “affiliate transaction” under the Senior Notes, and entry in guarantees and pledges that might be required under the Bridge Financing (see “– Bridge Financing”). In addition, the ownership of the Principal Shareholders of their interests in KazakhGold following completion of the Transactions would constitute a “change of control” under the Senior Notes, giving the right to noteholders to require KazakhGold to repurchase their Notes, absent a waiver. On 2 July 2010, KazakhGold announced that it had commenced a consent solicitation to obtain from holders of the Senior Notes a waiver of certain events of default under the Senior Notes, such defaults arising in connection with the Transactions, and any default that may arise as a result of any restructuring, redomiciliation or liquidation of KazakhGold’s subsidiary, Romanshorn LC AG. Romanshorn is a subsidiary of KazakhGold, and any such restructuring, redomiciliation or liquidation would not have any affect on the assets, liabilities or financial condition of theKazakhGold Group as a whole. The waivers will be considered at a meeting of Noteholders scheduled for 27 July 2010. To be passed, the resolution considered at the meeting requires a majority voting in favour consisting at least three-quarters of the votes cast at a duly convened and quorate meeting. In connection with the consent solicitation, KazakhGold has undertaken to pay a U.S.$5 consent fee for each U.S.$1,000 in principal amount of the Notes held, payable to each Noteholder who votes in favour of the resolution, and does not later revoke their vote, in the event that the resolution is passed. If obtained, such waivers would remain valid until 31 December 2010. KazakhGold will consider exercising its right arising on or after 6 November 2010 under the terms of the Senior Notes to redeem the Senior Notes at a redemption price equal to 104.688% of the principal amount of the Notes, plus accrued and unpaid interest to the redemption date, subject to market conditions. Any such redemption is subject to availability of internal or external financing. There can be no assurance that KazakhGold will make any such redemption or otherwise repurchase the Senior Notes. If the waivers are obtained but the Senior Notes are not otherwise redeemed or repurchased on or prior to 31 December 2010, then the Senior Notes would become in default in respect of the matters for which such waivers are sought on such date. See “Part II – Risk Factors – Risks Associated with the KazakhGold Group – KazakhGold is currently in default of the terms of the Senior Notes” and “Part X – Operating and Financial Review of KazakhGold – Senior Notes”. No assurance can be given that KazakhGold will obtain such consents and waivers from the Noteholders.

Loan Agreements with Gold Lion

KazakhGold entered into two loan agreements with Gold Lion dated 3 June 2009 (as amended on 11 June 2009) and 11 June 2009 (the “Gold Lion Shareholder Loans”) for an aggregate amount of USD 31,025,000. At the time of those loans, Gold Lion was the controlling shareholder of KazakhGold, and it continues to hold a non-controlling stake in KazakhGold. See “– Principal Shareholders of KazakhGold”. KazakhGold used the proceeds to finance the KazakhGold Group’s immediate working capital needs, make a coupon payment due under the Senior Notes and make a redemption payment in respect of Kazakh bonds issued by Kazakhaltyn. The Gold Lion Shareholder Loans bear interest at a rate of 10% per annum, and the repayment date for principal and interest is one year after the maturity date of the Senior Notes. The Gold Lion Shareholder Loans are subordinated to the rights of payment and in all other respects to the obligations of KazakhGold under the Senior Notes. Gold Lion may assign its rights under the Gold Lion Shareholder Loans to Jenington (or another member of the Polyus Gold Group). Once Gold Lion has assigned its rights under the Gold Lion Shareholder Loans to Jenington (or the relevant Polyus Gold Group entity), Jenington (or the relevant Polyus Gold Group entity) may convert its right to repayment under the Shareholder Loans into KazakhGold Shares at a conversion price of USD 1.50 per KazakhGold Share, provided that no conversion right may be exercised (i) during, or within ten days from the end of an ‘offer period’ as defined by the Code; (ii) if KazakhGold has received an ‘approach’ as interpreted by the Panel; (iii) without the prior consent of the Ministry of Energy and Mineral Resources of Kakazkhstan; or (iv) without the prior written consent of KazakhGold.

Loan Agreement with Jenington – 14 August 2009

On 14 August 2009, KazakhGold entered into a USD 50 million loan agreement with its controlling shareholder, Jenington, in order to fund the Consent Solicitation Fee and for working capital purposes. See “– The Senior Notes”. The loan bears interest at the rate of USD one month LIBOR for the applicable period plus 6%. Interest may be capitalised provided that the aggregate of the principal amount outstanding under the loan and accrued interest would not exceed USD 50 million. The loan does not require KazakhGold to comply with any financial or operating covenants. The loan is repayable no later than three months from the date on which KazakhGold receives the proceeds of the Placing (see “Part X – Operating and Financial Review of KazakhGold – The Placing”). Jenington may elect to convert, in whole or in part, its rights to repayment of the loan into Shares at a conversion price of USD 1.50 per Share, although it may not exercise this right before the date on which Polyus and Jenington have agreed the initial allocations for the Placing, provided that the total amount of principal of and capitalized interest on the loan to be so converted cannot exceed USD $50 million. Jenington has notified KazakhGold that, conditional upon the completion of the Transactions and the Placing, it will convert the Jenington Shareholder Loan into new KazakhGold Shares, such shares to be delivered to the Depositary under KazakhGold’s DR Programmes, with Level I GDRs and Regulation S GDRs evidencing such KazakhGold Shares distributed in the Jenington Distribution. See “Part V – Information on the Transactions – The Jenington Distribution”.

Loan Agreement with Jenington – 4 February 2010

On 4 February 2010, KazakhGold entered into a second USD 50 million loan agreement with its controlling shareholder, Jenington, for working capital purposes until the completion of the Placing (see “Part X – Operating and Financial Review of KazakhGold – The Placing”). The loan bears interest at the rate of 9.27% per annum. Interest is capitalised during the term of the loan. The loan does not require KazakhGold to comply with any financial or operating covenants. The loan is repayable no earlier than the date on which KazakhGold receives the proceeds of the Placing and no later than three months from such date, but in any event no later then nine months from the date of the loan agreement. KazakhGold may elect to convert, in whole or in part, Jenington’s rights to repayment of the loan, together with the accrued interest, into KazakhGold Shares or GDRs at a conversion price per share or GDR equal to the average of the closing prices of the GDRs on the London Stock Exchange for the period of 20 trading days ending on a trading day immediately preceding the date on which the conversion notice is served on the lender. KazakhGold expects to repay this loan from the proceeds of the Placing.

Backstop Underwriting Agreement

KazakhGold and Jenington entered into the Backstop Underwriting Agreement dated 12 June 2009 in accordance with the terms of the Partial Offer. Pursuant to the terms of the Backstop Underwriting Agreement, Jenington agreed with KazakhGold that:

•	if the placing of 49.9% of the GDRs under the Placing is completed on or before the later of (i) 31 October 2009 or (ii) four months after the date on which the Partial Offer becomes or is declared unconditional in all respects (or such other date and time as Jenington and KazakhGold shall agree) (the “Underwriting Date”) (as subsequently amended), Jenington will subscribe for the remaining 50.1% of the GDRs under the Placing at the Placing Price; and

•	if and to the extent that the Placing shall not have been completed by the Underwriting Date that raises proceeds therefrom in the amount of at least USD 49.9 million, Jenington will purchase a number of GDRs equal to the quotient of (i) USD 100 million less the proceeds, if any, from the Placing completed on or prior to such date, divided by (ii) the Placing Price (the “Underwriting”). The price per GDR so purchased by Jenington will be the Placing Price.

The obligations of Jenington under the Backstop Underwriting Agreement are conditional upon:

•	the Partial Offer having become or been declared wholly unconditional and the transfer of the ordinary shares of KazakhGold so acquired by Jenington having been completed in accordance with the terms and conditions of the Partial Offer and the rules of the Code (which occurred on 13 August 2009);

•	the increase in KazakhGold’s authorized share capital to 200 million ordinary shares of £0.0001 having been duly approved by resolution at an Annual General Meeting of KazakhGold (which occurred on 15 July 2009) and KazakhGold having obtained all other

•	corporate, governmental and regulatory approvals and consents required for the purposes of the USD 100 million being raised through the Placing, including the waiver by the Republic of Kazakhstan of its pre-emptive right to acquire the GDRs under the Equity Capital Raising arising out of Kazakhstan subsoil laws, and all such approvals, consents and waiver remaining in full force and effect;

•	the allotment by KazakhGold of the GDRs and the issuance of the GDRs in respect thereto;

•	no material breach by KazakhGold of its obligations under the Backstop Underwriting Agreement;

•	none of the warranties of KazakhGold set out in the Backstop Underwriting Agreement having become untrue, inaccurate or misleading in any respect (when given and when deemed to be repeated thereunder) which in the reasonable opinion of Jenington is material in the context of its purchase of the GDRs thereunder; and

•	the GDR Deposit Agreement not having been terminated.

The Backstop Underwriting Agreement is terminable:

•	automatically if any of the conditions set out above remain or are unsatisfied one month following the Underwriting Date;

•	by Jenington giving notice to KazakhGold stating that (in its opinion acting in good faith) there has been:

–	a material adverse change in the financial, political or economic conditions affecting Kazakhstan, Russia or the gold industry generally;

–	a serious incident of terrorism, outbreak or escalation of hostilities, war, declaration of martial law or any other calamity or crisis involving Kazakhstan or Russia;

–	a suspension, cancellation or material limitation in trading of the securities of KazakhGold or securities generally on the London Stock Exchange;

–	any material adverse change in currency exchange rates or exchange controls affecting Kazakhstan or Russia or a material disruption in commercial banking affecting Kazakhstan or Russia, or

–	a breach by KazakhGold of any of KazakhGold warranties contained in the Backstop Underwriting Agreement or if any of the same were untrue or inaccurate when made or deemed repeated,

as would, in the opinion of Jenington (acting in good faith), be likely to make it impracticable to proceed with the Placing.

The Placing was completed on 1 July, with settlement expected on or about 6 July 2010.

Material contracts in connection with the Transactions

Principal Shareholders Option Agreement

KazakhGold has entered into the Principal Shareholders Option Agreement with Coverico Holdings Co. Limited and Bristaco Holdings Co. Limited, which are beneficially owned by Mr. Mikhail Prokhorov, Chairman of the Board of Polyus Gold, and Wandle Holdings Limited, which is beneficially owned by Mr. Suleiman Kerimov. Under the Principal Shareholders Option Agreement, such entitles have granted KazakhGold the option, subject to various conditions, to purchase their entire holdings of Polyus Securities, representing in aggregate 74.3% of the issued and outstanding share capital of Polyus Gold, respectively, at an exercise price equal to 9.260 Regulation S GDRs for each Polyus Share and 4.885 Regulation S GDRs for each Polyus ADS. Under the Principal Shareholders Option Agreement, Onexim has agreed to receive a portion of the Regulation S GDRs they would otherwise be entitled to in KazakhGold Shares, as determined by KazakhGold. See “Part V – Information on the Transactions” for a summary of the Principal Shareholders Option Agreement, including the applicable conditions to the exercise of the Options under the Principal Shareholders Option Agreement.

Jenington Option Agreement

Jenington has entered into the Jenington Option Agreement with KazakhGold pursuant to which KazakhGold has the option to acquire Jenington’s entire holding of 10,776,161 Polyus Shares, representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares. The exchange ratio used under the Jenington

Option Agreement to calculate the number of KazakhGold Shares to be issued to Jenington is the same as the ratio used in the Private Exchange Offer for the exchange of Polyus Shares for Level I GDRs. See “Part V – Information on the Transactions” for a summary of the Jenington Option Agreement, including the applicable conditions to the exercise of the Option under the Jenington Option Agreement.

Bridge Facility

KazakhGold expects to enter into a credit facility in order to provide a source of funds for the acquisition of Polyus Securities under the mandatory tender offer (the “Bridge Facility”). The Issuer has entered into discussions with banks on the terms of a loan facility in the amount of up to USD 750 million. It is expected that KazakhGold’s obligations under the Bridge Facility will be guaranteed by CJSC Polyus (the “Polyus Guarantee”) and secured by a pledge by Jenington of ordinary shares of KazakhGold (the “Jenington Share Pledge”). Any borrowing under the Bridge Facility will be subject to conditions precedent, including the completion of the Principal Shareholders Option Agreement and launch of the mandatory tender offer and receipt by KazakhGold of required regulatory and corporate approvals. KazakhGold has not obtained any legally binding commitment from the banks in respect to the Bridge Facility, and no assurance can be given that KazakhGold and the banks will be able to agree and sign mutually-acceptable definitive documentation for the Bridge Facility.

Other Material Contracts

Sale and Purchase Agreement with Oxus Gold Plc

On 26 April 2007, KazakhGold signed a sale and purchase agreement with Oxus Gold for the acquisition of 100% of Norox Mining, a further 50% stake in Romaltyn Limited and certain other assets in consideration for the issuance of 3,541,666 KazakhGold Shares to Oxus Gold. Norox Mining owns 66.67% of JSC Talas Gold Mining Company based in Kyrgyzstan, which owns various assets in connection with the prospective Jerooy gold project. The KazakhGold Group would be required to pay an additional sum of up to USD 80 million to Oxus Gold under the terms of the sale and purchase agreement within 30 days of acquiring a mining licence in relation to the Jerooy deposit in Kyrgyzstan and commencing associated development or production activities. KazakhGold is currently unable to estimate when such licences might be made available to it or whether it will then elect to acquire them. If it were required to pay an additional sum to Oxus Gold, it expects it would fund any such amount through funds generated from the KazakhGold Group or Polyus Gold Group operational cash flow or external sources.

Construction contracts with MAED Limited

In 2007 and 2008, KazakhGold Group Limited entered into contracts with MAED (now “CACP”) for the completion of three new tailings re-treatment plants and a central elution plant. Mr. William Trew, a former director of KazakhGold, is CACP’s founder and Non-Executive Chairman. The parties are in litigation in respect of the construction contract. See “– Litigation”.

Contract with Metalor Technologies SA

In 2002, Kazakhaltyn entered into a contract with Metalor Technologies SA, under which Metalor Technologies SA undertakes to store and purchase gold and silver (the latter since 2009) from Kazakhaltyn. The contract was extended on 6 May 2010 to 30 September 2010. The preliminary price payable to KazakhGold under the contract is USD 150,000,000, with the final amount subject to determination based on the final price of each lot of gold or silver, respectively.

PART VII

INFORMATION ON POLYUS GOLD

Overview

The Polyus Gold Group is an international gold mining company, the largest gold producer in Russia, according to the Russian Union of Gold Miners, and one of the world’s leading gold producers based on mineral resources and production volumes. The Polyus Gold Group develops and mines hardrock gold and alluvial gold deposits, with operations in the Krasnoyarsk, Irkutsk, Magadan and Republic of Sakha (Yakutia) regions of Russia, and, since August 2009, has held gold mining assets in Kazakhstan as a result of its acquisition of a controlling stake in KazakhGold. In 2009, the Polyus Gold Group produced 1.231 million troy ounces of gold, excluding 30 thousand ounces of gold produced by KazakhGold’s operations during August to December 2009, or approximately 19% of total Russian gold production (1.222 million troy ounces in 2008 representing 21% of Russian gold production).

Polyus Gold estimates the mine life of the Polyus Gold Group’s mineral reserves base to amount to approximately 61 years of hardrock gold and approximately 10 years of alluvial gold. The Polyus Gold Group’s proved and probable reserves, estimated in accordance with JORC Code classifications, were 74.1 million troy ounces as at 1 January 2010.

For the year ended 31 December 2009, the Polyus Gold Group had total gold sales of USD 1,199 million, total sales of USD 1,225 million and profit before income tax of USD 432 million, and, as at 31 December 2009, total assets of USD 3,791 million and equity of USD 3,141 million.

The Polyus Gold Group’s major gold deposits are:

•	in the Krasnoyarsk region – the Olimpiada deposit, which is one of the largest gold deposits in Russia, the Blagodatnoye, Titimukhta, Kvartsevaya Gora, Tyrada and Olenye deposits, and the Razdolinskaya, Zyryanovskaya, Kuzeevskaya, and Panimba fields;

•	in the Irkutsk region – the Zapadnoye, Verninskoye, Pervenets and Chertovo Koryto deposits, and the Artemievskoye, Medvezhy and Mukodek goldfields, as well as 113 alluvial deposits;

•	in the Magadan region – the Natalka deposit and the Degdekan, Vostochnaya, Omchak and Chai-Yurinskaya fields;

•	in the Republic of Sakha (Yakutia) – the Kuranakh ore body and the Piniginskoye and Nezhdaninskoye deposits; and

•	following the completion of the Partial Offer on 14 August 2009, the Aksu, Bestobe and Zholymbet deposits in the Akmola region of the Republic of Kazakhstan, as well as a number of exploration and development properties in Kazakhstan, Romania and Kyrgyzstan. See “Part VI – Information on KazakhGold” for a more detailed description of these assets.

The Polyus Gold Group has embarked on an intensive growth and development programme, with the goal of becoming one of the world’s top five gold mining companies by 2015 in terms of production, reserves and capitalisation. Polyus Gold believes that the Polyus Gold Group has the leading exploration budget in the Russian gold industry.

History of Polyus Gold

In 2002, Norilsk Nickel acquired CJSC Polyus, which held various gold mining assets in the Krasnoyarsk region of Russia.

In 2004, CJSC Polyus completed the acquisition of a controlling interest in the Russian gold mining companies, Lenzoloto (in the Irkutsk region of Russia) and Matrosov Mine (in the Magadan region of Russia), and subsequently increased its stake in both companies. CJSC Polyus later restructured Lenzoloto by transferring certain of its assets to LLC LZRK (“LZRK”), a newly established subsidiary of CJSC Polyus.

In August to September 2005, CJSC Polyus further expanded its gold mining assets through the acquisition of Aldanzoloto, YMC and SVMC in the Republic of Sakha (Yakutia) region in Russia. As a result of those acquisitions, CJSC Polyus increased its production of gold in 2005 to 1.038 million troy ounces, as compared to 832,000 troy ounces in 2003. In terms of production, CJSC Polyus became Russia’s largest gold mining company.

In May 2005, CJSC Polyus acquired from Norilsk Nickel indirect ownership of a 20% stake in Gold Fields, the world’s fourth largest gold producer, through the acquisition of 100% of the issued and outstanding shares in Jenington. In March 2006, Jenington sold this stake in Gold Fields, resulting in net proceeds to Polyus Gold of USD 1.93 billion.

Also in March 2006, Norilsk Nickel transferred all of the shares of CJSC Polyus, together with a cash contribution of RUB 10 billion (approximately USD 360 million at the time), to Polyus Gold, a newly formed Russian open joint stock company Polyus Gold, as part of a spin-off of Norilsk Nickel’s gold mining business.

In May 2006, the Polyus Shares were admitted to listing and trading on the RTS and MICEX.

In July 2006, Polyus Gold established a Level I American depository receipt programme, and in December 2006 the Polyus ADSs were listed on the Official List and admitted to trading on the London Stock Exchange.

In November 2006, Jenington acquired 12,565,036 Polyus Shares and 4,581,744 Polyus ADSs (constituting in aggregate 8.99% of the issued share capital of Polyus Gold), as a result of an offer made by Jenington to all holders of Polyus Shares and Polyus ADSs to purchase for cash in aggregate up to 17,241,379 of the issued and outstanding Polyus Shares and Polyus ADSs, at a purchase price of USD 58 per Polyus Share or Polyus ADS.

In April 2007, Jenington reserved 9,531,380 of such Polyus Shares for the purposes of Polyus Gold’s management share option plan.

In December 2007, Jenington withdrew Polyus ADSs evidencing 4,581,744 Polyus Shares held by it from the Polyus ADS facility and received 4,581,744 Polyus Shares underlying such Polyus ADSs at the then existing Polyus ADS/Polyus Share ratio of 1:1.

In June 2008, the Board approved a change in the ratio for the conversion of Polyus Shares into Polyus ADSs from 1:1 to 1:2 with effect from 10 June 2008.

On 9 July 2009, Jenington made the Partial Offer to shareholders of KazakhGold. The Partial Offer was declared unconditional on 14 August 2009, following which Jenington became the KazakhGold Group’s controlling shareholder.

As of the date of this Prospectus, Jenington holds 10,776,161 of the outstanding Polyus Shares (including those represented by Polyus ADSs), representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold. Jenington has entered into the Jenington Option Agreement with KazakhGold pursuant to which KazakhGold has an option to acquire Jenington’s entire holding of Polyus Shares in exchange for KazakhGold Shares, using the same exchange ratio as is used in the Private Exchange Offer. The option may be exercised and the exchange completed at any time prior to or after the expiration time of the Private Exchange Offer. See “Part V – Information on the Transactions”. If the Transactions are completed, Jenington will become an indirect subsidiary of KazakhGold, and, consequently, it will be prohibited under Jersey law from exercising voting rights in respect of any KazakhGold Shares or DRs that it holds.

Polyus Exploration Limited

The Polyus Gold Group established Polyus Exploration Limited in 2007 as a gold exploration company to hold, through its wholly-owned Russian subsidiaries, 12 subsoil licences to explore for and develop gold and silver assets situated in the Krasnoyarsk, Magadan, Republic of Sakha (Yakutia), Amur and Irkutsk regions of Russia. The exploration licences, which were transferred by Polyus Gold subsidiaries to Polyus Exploration Limited in February 2008, are for the Degdekansky, Kyuchus, Bamsky (Nevachan), Mukodeksky, Panimbinsky, Razdolinsky, Piniginsky, Zyryanovsky, Chai-Yurinsky, Vostochny, Doroninsky and Apsakansky projects. These exploration licences are not material to Polyus Gold’s current mining operations. The Polyus Gold Group may, in the future, establish Polyus Exploration Limited as an independent company. There are no current plans to carry out any such transaction, however, and there can be no assurance that any such transaction will be carried out at all or on what terms.

Strategy

The strategic vision of Polyus Gold is for Polyus Gold to be:

•	an internationally recognised public company whose securities are traded on the world’s leading stock exchanges;

•	a leader in the Russian gold mining industry and included in the top five gold mining companies in the world in terms of Polyus Gold’s market capitalization, mineral resource base and production volumes, with a target annual production of approximately 2.9 million troy ounces of gold by 2014 (excluding KazakhGold);

•	a modern, transparent company, meeting the highest standards of corporate governance;

•	a socially responsible company, which contributes to stable social development and environmental balance in the areas where it conducts its operations and which is able to attract and retain skilled employees;

•	an innovative company, holding a sustainable competitive advantage achieved through continuous technological improvements; and

•	a reliable company, fulfilling its plans and commitments to its partners, and having long-term production and mineral base growth prospects.

In furtherance of this strategy, Polyus Gold intends to implement the following investment, development and other programmes:

•	further exploration and re-evaluation of existing deposits;

•	large scale exploration to discover new deposits;

•	acquisition of new exploration and production licences;

•	construction of new production facilities, as well as the upgrading of existing facilities;

•	development of a corporate research centre; and

•	implementation of international standards of corporate governance.

The implementation of this strategy is expected to be capital intensive. Polyus Gold estimates that its investment and development programme for the period from 2010 to 2015 will cost a total of up to USD 2.0 billion. This amount does not reflect any capital expenditures that may be required for KazakhGold.

Capital expenditures represent the Polyus Gold Group’s purchase of property, plant and equipment adjusted for the proceeds from the sale of property, plant and equipment. The cost of acquisition of subsidiaries represents the Polyus Gold Group’s acquisition of subsidiaries adjusted for the repayment of contingent consideration and proceeds from the disposal of such subsidiaries. From 2007 to 2009, the Polyus Gold Group’s capital expenditures, cost of acquisition of subsidiaries and deferred stripping costs amounted to approximately USD 459 million in 2007 (USD 365 million for capital expenditures, USD 37 million for the cost of acquisition of subsidiaries and USD 58 million for deferred stripping costs); USD 630 million in 2008 (USD 476 million for capital expenditures, USD 59 million for the cost of acquisition of subsidiaries and USD 95 million for deferred stripping costs); and USD 496 million in 2009 (USD 301 million for capital expenditures, USD 182 million for the cost of acquisition of subsidiaries and USD 13 million for deferred stripping costs). These expenditures have been financed from the Polyus Gold Group’s cash flow from operations.

In the beginning of 2010, the Board announced the Polyus Gold Group’s business plan for 2010, which provides for an investment programme totalling RUB 15.9 billion, of which RUB 1.3 billion is expected to be allocated to geological exploration and RUB 14.6 billion to the development of existing deposits and the construction of new gold mining enterprises. Polyus Gold successfully completed the Titimukhta project in 2009 and expects to commission the Blagodatny project in the second half of 2010 and the Verninsky project in 2011. These projects are expected to be financed from the Polyus Gold Group’s own funds. Other projects remain subject to review at the date of this Prospectus.

Competitive Strengths

Polyus Gold believes that the Polyus Gold Group benefits from the following principal competitive strengths:

•	an international gold mining company focusing primarily on Russia and CIS countries;

•	substantial experience in Russian gold mining;

•	a large portfolio of exploration and development assets with significant prospects for mining;

•	a presence in the regions of Russia and Kazakhstan where the known major gold deposits are located;

•	substantial capital resources available for the development of existing assets and the acquisition of new assets; and

•	relatively low TCC in comparison to the average costs for the international gold mining industry.

Reserves and resources

The following table shows the Polyus Gold Group’s mineral resources, inclusive of reserves (not including mineral resources of the KazakhGold Group), as stated in accordance with the JORC Code:

	Measured			Indicated			Total
Deposit	Ore (million tonnes)	Grade per tonne	Gold content (’000 oz)	Ore (million tonnes)	Grade per tonne	Gold content (’000 oz)	measured and indicated gold content (’000 oz)
Existing operations
Olimpiada(1)	19.3	5.00	3,131	79.8	3.70	9,616	12,747
Kuranakh(1)	1.8	1.90	106	160.4	1.20	6,447	6,553
Zapadnoye(1)	0.3	1.80	17	5.6	3.00	542	559
Lenzoloto(1)	32.1	0.22	237	169.8	0.42	2,091	2,328

Titimukhta(3)	9.7	3.10	950	17.6	3.10	1,750	2,700

Subtotal	63.2	2.18	4,441	433.2	1.47	20,446	24,887

Projects
Blagodatnoye(5)	3.4	2.50	271	132.8	2.40	10,230	10,501
Natalka(2)	163.9	1.74	9,166	626.9	1.52	30,543	39,709
Verninskoye(1)	—	—	—	31.5	2.20	2,248	2,248
Olenye(1)	—	—	—	0.4	7.40	100	100
Chertovo Koryto(4)	4.1	1.85	247	46.4	1.84	2,742	2,989

Subtotal	171.4	1.76	9,684	837.9	1.71	45,863	55,547

Total	234.6	1.87	14,125	1271.1	1.62	66,309	80,434

	Inferred
	Ore (million tonnes)	Grade per tonne	Gold content (’000 oz)
Existing operations
Olimpiada(1)	37.2	3.10	3,666
Kuranakh(1)	7.3	1.50	346
Zapadnoye(1)	1.7	3.40	181
Lenzoloto(1)	29.2	0.62	520

Titimukhta(3)	3.6	2.40	270

Subtotal	79.0	1.96	4,983

Projects
Blagodatnoye(5)	36.1	2.20	2,555
Natalka(2)	472.4	1.42	21,538
Verninskoye(1)	4.4	3.10	446
Olenye(1)	0.7	6.90	150
Chertovo Koryto(4)	2.1	1.64	109

Subtotal	515.6	1.50	24,798

Total inferred	594.7	1.56	29,781

1.	Audited in October 2006 by Micon International Co. Limited.
2.	Audited in July 2007 by Micon International Co. Limited.
3.	Audited in July 2008 by Micon International Co. Limited.
4.	Audited in January 2008 by Micon International Co. Limited.
5.	Audited in November 2008 by Micon International Co. Limited.

The following table shows the Polyus Gold Group’s ore reserves (not including ore reserves of the KazakhGold Group), as stated in accordance with the JORC Code:

	Proved			Probable			Total
Deposit	Ore (million tonnes)	Grade per tonne	Gold content (’000 oz)	Ore (million tonnes)	Grade per tonne	Gold content (’000 oz)	proved and probable gold content (’000 oz)
Existing operations
Olimpiada(1)	19.0	4.90	3,005	87.0	3.60	10,041	13,046
Kuranakh(1)	—	–	—	31.9	1.60	1,646	1,646
Zapadnoye(1)	—	–	—	4.4	2.80	394	394
Lenzoloto(1)(6)	12.5	0.32	128#(7)	104.8	0.52	1,603	1,731

Titimukhta(3)	7.7	3.30	817	13.4	3.30	1,422	2,239

Subtotal	39.2	3.13	3,950	241.5	1.97	15,106	19,056

Projects
Blagodatnoye(5)	3.1	2.30	226	132.1	2.27	9,633	9,859
Natalka(2)	242.3	1.30	10,291	883.1	1.10	30,550	40,841
Verninskoye(1)	—	–	—	17.1	3.00	1,657	1,657
Olenye(1)	—	–	—	0.5	6.40	99	99
Chertovo Koryto(4)	3.8	1.80	218	39.8	1.84	2,352	2,570

Subtotal	249.2	1.34	10,735	1,072.6	1.28	44,291	55,026

Total	288.4	1.38	14,685	1,314.1	1.41	59,397	74,082

1.	Audited in October 2006 by Micon International Co. Limited.
2.	Audited in July 2007 by Micon International Co. Limited.
3.	Audited in July 2008 by Micon International Co. Limited.
4.	Audited in January 2008 by Micon International Co. Limited.
5.	Audited in November 2008 by Micon International Co. Limited.
6.	Measured in ‘000s of cubic metres (m3).
7.	Grammes per cubic metre (g/m3) of extracted gold.

The following table shows the Polyus Gold Group’s total mineral resources and ore reserves (not including resources and reserves of the KazakhGold Group), based on the information presented above and as stated in accordance with the JORC Code:

Classification	Category	Ore (million tonnes)	Grade per tonne	Gold content (’000 oz	)
Resources(1)(2)	Measured	234.6	1.87	14,125
	Indicated	1271.1	1.62	66,309

	Total measured and indicated	1505.7	1.66	80,434

	Inferred	594.7	1.58	29,781
	Total measured, indicated and inferred	2100.4	1.63	110,215
Reserves(1)	Proved	288.4	1.58	14,685
	Probable	1,314.1	1.41	59,397

	Total proved and probable	1602.5	1.44	74,082

1.	Lenzoloto gravel volumes converted using bulk density of 2t/ m3.
2.	The mineral resources estimated for each deposit are given for the whole deposit and include the mineral resources attributable to minority shareholders’ interests in Polyus Gold’s subsidiaries.

The following table shows the Polyus Gold Group’s reserves as at 1 January 2010 (not including reserves of the KazakhGold Group), as stated in accordance with the Russian classification system:

	Category
	B+C1		C2		B+C1+C2
Business unit	tonnes	million oz	tonnes	million oz	tonnes	million oz
Krasnoyarsk business unit
Olimpiada	241.1	7.75	133.2	4.28	374.3	12.03
Titimukhta	63.7	2.05	17.1	0.55	80.8	2.60
Blagodatnoye	274.0	8.81	34.8	1.12	308.8	9.93

Total	578.8	18.61	185.1	5.95	763.9	24.56

Magadan business unit
Natalka	1,262.8	40.60	186.7	6.00	1,449.4	46.60
Boyets-Vodoley (Vostochnaya field)	0.3	0.01	0.4	0.01	0.7	0.02
Degdekan	0.3	0.01	0.0	0.00	0.3	0.01

Total	1,263.3	40.62	187.0	6.01	1,450.4	46.63

Irkutsk ore business unit
Zapadnoye	7.2	0.23	0.1	0.00	7.4	0.24
Verninskoye and Pervenets	38.0	1.22	10.1	0.32	48.1	1.55
Chertovo Koryto	76.2	2.45	11.0	0.35	87.2	2.80
Mukadek	—	—	3.4	0.11	3.4	0.11

Total	121.5	3.91	24.6	0.79	146.1	4.70

Yakutia business unit
Kuranakh ore body	94.5	3.04	7.0	0.22	101.5	3.26
Piniginskoye	—	0.00	15.1	0.49	15.1	0.49
Nezhdaninskoye	278.9	8.97	349.7	11.24	628.6	20.21

Total	373.4	12.01	371.8	11.95	745.2	23.96

Amur region
Bamskoye	17.9	0.58	90.1	2.90	108.0	3.47
Kazakhstan
Akzhal, Aksu, Bestobe, Zholymbet, Quartzite Hills	42.2	1.36	83.3	2.68	125.4	4.03

TOTAL hardrock gold	2,397.1	77.07	944.6	30.37	3,341.7	107.44

Placer deposits
Irkutsk region(1)	46.9	1.51	13.6	0.44	60.5	1.95
Total alluvial gold(1)	46.9	1.51	13.6	0.44	60.5	1.95

TOTAL	2,444.0	78.58	958.2	30.81	3,402.2	109.38

1.	Measured in ‘000s of cubic metres (m3) and grammes per cubic metre (g/ m3) of extracted gold.
Licences

The tables below show the periods and main terms of the licences held by the Polyus Gold Group (not including licences held by the KazakhGold Group). The Polyus Gold Group has complied with all of the material terms of the licences.

Exploration and Production Licences

Term of Licence
Facility	Registration/ re-registration	Expiry	Periods and main terms

Krasnoyarsk region
Blagodatnoye deposit(1)	24.05.2000	01.02.2022	–	By 31 December 2008: complete exploration.
			–	By 31 December 2011: obtain approval for development project.
			–	By 1 July 2012: commence construction.
			–	By 1 July 2013: achieve full design capacity.

Olenye deposit(2)	24.05.2000	01.02.2022	–	By 1 January 2007: obtain approval for development project.
			–	By 2009: achieve full design capacity.

Kvartsevaya Gora deposit	10.01.2006	31.12.2030	–	Undertake geological study over four years from issue of licence.
			–	Following expert review of reserves, prepare and duly agree project documentation for extraction and processing.
			–	By 2012: achieve full design capacity.
			–	Production capacity of gold mine provisionally established at 500 kg per year to be adjusted based on results of calculation of reserves.

Kuzeevsky ore node	27.02.2008	18.02.2008	–	By 1 March 2009: prepare, agree and obtain approval for prospecting and evaluation.
			–	By 1 June 2009: begin prospecting and evaluation.
			–	By 1 March 2011: complete prospecting and evaluation and file geological report.
			–	By 1 September 2011: prepare, agree and obtain approval in the prescribed manner for the exploration project.
			–	By 1 March 2012: commence exploration.
			–	By 1 March 2014: complete exploration and file the prescribed cut-off feasibility study with calculation of reserves.
			–	By 1 March 2015: obtain approval for the technical development project in areas with verified reserves.
			–	By 1 September 2015: commence construction of mine infrastructure.
			–	By 1 September 2016: commissioning of mine.
			–	By 1 September 2017: achieve full design capacity
Krasnoyarsk region
Panimbinskaya block	01.02.2007	01.11.2029	–	Undertake geological study of licence area and calculation of reserves within 5 years of issue of licence.

Zyryanovskaya block	04.07.2007	15.10.2030	–	By 15 October 2006: prepare, agree and obtain approval in the prescribed manner for the project for the geological study of the area.
			–	By 15 January 2007: begin geological prospecting.
			–	By 15 October 2009: complete prospecting and evaluation and file geological report for state expert review

Term of Licence
Facility	Registration/ re-registration	Expiry	Periods and main terms

of mineral reserves, including calculation of category C2 and P1 mineral reserves and prospective resources.
			–	By 15 October 2010: complete exploration of identified gold deposits.
			–	By 15 October 2011: obtain approval in the prescribed manner for the technical development project for the area.
			–	By 15 March 2012: commence construction of mine and infrastructure.
			–	By 15 October 2012: commissioning of mine with annual production capacity of 300 kg of gold.

Razdolinskaya block	04.07.2007	01.11.2025	–	By 1 October 2006: prepare, agree and obtain approval in the prescribed manner for the project for the geological study of the area and approval by state environmental expert review.
			–	By 1 October 2006: begin geological prospecting of licence site.
			–	By 1 April 2007: prepare, agree and obtain approval in the prescribed manner for the prospecting project.
			–	By 1 October 2009: complete geological prospecting of licence site.
			–	By 1 October 2009: complete prospecting for known gold occurrences at the site and file geological report for state expert review of mineral reserves.
			–	By 1 April 2010: develop and agree technical design of the mine.
			–	By 1 October 2010: commence construction of mine and infrastructure.
			–	By 1 October 2011: commissioning of mine with a minimum annual production capacity of 500 kg of gold.
Magadan region
Vostochnaya block	10.07.2007	01.09.2030	–	By 1 September 2006: prepare and agree prospecting and evaluation project.
			–	By 1 December 2006: commence geological study.
			–	By 1 September 2010: complete geological study and file geological report with calculation of gold reserves for state expert review of mineral reserves.
			–	By 1 March 2011: prepare and agree exploration project for deposits identified by the geological study.
			–	By 1 July 2011: commence exploration.
			–	By 1 September 2015: complete exploration.
			–	By 1 July 2016: prepare and obtain approval in the prescribed manner for the technical design of a gold extraction facility in areas with proven reserves.
			–	By 1 January 2017: commence construction of mine infrastructure.
			–	By 1 January 2019: commissioning of mine with a minimum annual production capacity of 100,000 tonnes of ore.

Term of Licence
Facility	Registration/ re-registration	Expiry	Periods and main terms

Magadan region
Degdekanskoye ore field	10.07.2007	01.06.2030	–	By 1 June 2006: prepare and agree prospecting and evaluation project.
			–	By 1 September 2006: commence geological study.
			–	By 1 June 2010: complete geological study.
			–	By 1 December 2010: prepare and obtain approval in the prescribed manner for the exploration project.
			–	By 1 April 2011: commence exploration.
			–	By 1 June 2015: complete exploration and file an exploration report on the gold deposits prepared in the prescribed manner with the state expert review.
			–	By 1 April 2016: prepare and agree technical design of a gold extraction facility.
			–	By 1 October 2016: commence construction of mine infrastructure.
			–	By 1 December 2017: commissioning of mine with a minimum annual production capacity of 500,000 tonnes of ore.
Amur region
Bamskoye gold ore site	14.04.2005	15.04.2030	–	By 15 February 2006: prepare geological study project.
			–	By 15 June 2006: prepare exploration project.
			–	By 15 April 2008: complete exploration.
			–	By 15 April 2009: complete geological study.
			–	By 15 April 2009: prepare and agree technical design.
			–	By 15 October 2009: commence construction of mine.
			–	By 15 October 2011: commissioning of mine with a minimum annual production capacity of 1 million tonnes of ore.
Apsakanskaya block	01.02.2008	25.05.2032	–	By 25 May 2008: prepare geological study project.
			–	By 25 August 2008: commence geological study.
			–	By 25 May 2011: complete geological study.
			–	By 25 November 2011: commence exploration.
			–	By 25 May 2013: complete exploration.
			–	By 25 November 2014: commence construction of mine.
			–	By 25 May 2015: commence commercial production at mine.
			–	By 25 May 2016: commissioning of mine with a minimum annual production capacity of 300 kg of gold.
Irkutsk region
Chertovo Koryto deposit	20.01.1998	01.01.2020	–	By 1 January 2000: submit report with calculation of reserves.
			–	No other terms and conditions regarding timetable or scope of work or production defined.

Pervenets deposit
Term of Licence
Facility	Registration/ re-registration	Expiry	Periods and main terms

Pervenets deposit	10.02.2003	01.06.2010	–	Level of production to be defined by annual quota established by the regional administration.

Verninskoye deposit(3)	19.05.2003	01.06.2020	–	By 1 January 1999: submit report of calculation of reserves for expert review.
			–	Level of production to be defined by annual quota established by the regional administration.

Each of East part of Medvezhy area and West part of Medvezhy area	29.02.2008	25.02.2033	–	By 25 February 2009: preparation, approval and endorsement in the prescribed manner of prospecting and evaluation project at the licence site.
			–	By 25 May 2009: commence evaluation. Minimum scope of excavation work must include: core drilling – 3000 m per year, mining – 10,000 m3 per year.
			–	By 25 February 2011: complete prospecting and evaluation.
			–	By 25 February 2012: prepare and duly agree exploration project.
			–	By 25 August 2012: commence exploration.
			–	By 25 August 2014: complete exploration with calculation of category C1 and C2 mineral reserves for state review.
			–	By 25 August 2015: prepare and agree technical project.
			–	By 25 February 2016: commence construction of infrastructure.
			–	By 25 February 2017: commissioning of mine.
			–	By 25 February 2018: achieve design capacity as per technical project.
			–	Within 6 months prior to mining the deposit: prepare mine liquidation project.

Zapadnoye deposit	09.03.2004	01.06.2020	–	By 1 January 2000: submit report of calculation of reserves for state expert review.
			–	Level of production to be defined by annual quota established by the regional administration.

Mukodek deposit	14.09.2007	01.04.2030	–	Approve and agree the geological exploration project not later than 9 months from registration of the licence.
			–	Begin field geological exploration work not later than 12 months from registration of the licence.
			–	Submit report on prospecting and evaluation not later than 36 months from registration of the licence.
			–	Report on calculation of reserves by exploration submitted for state expert review not later than 72 months from registration of the licence.
			–	By 2014: start of extraction at the subsoil site.
			–	By 2016: mine goes online to full capacity (minimum 850 kg per year).
			–	Agreed gold production level (minimum 850 kg per year) approved annually by

Term of Licence
Facility	Registration/ re-registration	Expiry	Periods and main terms

the regional administration in the form of a quota.
			–	After the technical project for the mine development is approved, check the mine allotment boundary.
Republic of Sakha (Yakutia) region
Nezhdaninskoye	02.07.2003	21.10.2021	–	By 15 July 2008: development of a preliminary production feasibility study.
			–	By 31 December 2008: submit cut-off feasibility study with calculation of reserves for state expert review.
			–	By 30 December 2010: agree and submit mining project for state expert review.
			–	By 31 December 2013: construction and commissioning of mining and processing facility with a minimum production capacity of 10 tonnes of gold per year.

Piniginskoye gold deposit	24.01.2008	15.02.2027	–	By 15 May 2008: finalise preparation and approval of development project.
			–	By 15 May 2008: begin geological exploration.
			–	By 15 February 2012: complete geological exploration (drilling minimum of 2,000 m. overall).
			–	By 15 February 2013: technical project.
			–	By 15 August 2013: commence construction of infrastructure.
			–	By 15 February 2014: commission mine with production capacity of not less than 1,000 tonnes of ore per year.

1.	Projected mine life: 2010-2031. The Polyus Gold Group gives the projected mine life for facilities for which a feasibility study has been completed.
2.	Projected mine life: 2006-2008.
3.	Projected mine life: 2008-2024.

Production Licences

Term of Licence
Facility	Registration/ re-registration	Expiry	Periods and main terms

Krasnoyarsk region
Titimukhta deposit(1)	29.12.2003	31.12.2023	–	By 30 September 2007: verification of reserves.
			–	By 30 September 2008: approval of development project.
			–	By 30 September 2009: commissioning of mine with minimum capacity of 2,000 kg of gold per year.

Tyradinskoye deposit	24.05.2000	01.01.2017	–	Commercial mining of deposit.
			–	By the end of 2000: develop and duly agree the operational project for ore extraction and processing.
			–	File documents showing precise boundary of mining allotment with the Yenisei GosGortekhnadzor.
			–	Within one month of obtaining mine allotment certificate submit same together with drawings and related documents to Krasnoyarskprirodresurs to process supplements to licence.
			–	2004: commence commercial ore production at the deposit and gold

Term of Licence
Facility	Registration/ re-registration	Expiry	Periods and main terms

production.
Olimpiada deposit (incl. Vostochny pit and Zapadny pit)	24.05.2000	31.12.2013	–	Extraction of gold from sulphide ores, minimum 10 tonnes per year.
			–	By 1 September 2008: obtain approval for deep ore exploration project.
			–	By 2010: increase production capacity to 2.5 to 3 million tonnes of ore.
			–	By 1 December 2013: complete exploration of deep level ore.
Magadan region
Natalka deposit	31.03.2003	31.12.2012	–	By 30 November 2007: additional exploration at deposit.
			–	By 1 February 2009: obtain approval for development project.
			–	By 1 July 2009: sign a special supplementary agreement, which determines volumes of production from 2010.
			–	By 30 December 2010: commissioning of first stage of mine – minimum 10 tonnes of gold per year.

Chai-Yurinskaya block	10.05.2006	20.04.2031	–	By 20 April 2007: prepare geological study project.
			–	By 20 July 2007: begin geological study.
			–	By 20 April 2011: complete geological study.
			–	By 20 October 2011: prepare and approve exploration project.
			–	By 20 April 2017: complete technical project.
			–	By 20 August 2017: begin construction of mine infrastructure.
			–	By 20 August 2018: commission mine with a production capacity of not less than 1,000 kg of gold per year.
Republic of Sakha (Yakutia) region
Each of Delbe, Yuzhnoye, Novoye, Kanavnoye, Yakokutskoye, Dorozhnoye, Bokovoye, Porfirovoye, Severnoye, and Tsentralnoye	25.08.2006	22.10.2012	–
Production level to be determined by technical mining project.–  Until general project is prepared, carry out mining under agreed mining development plans.–  No other terms and conditions regarding timetable or scope of work defined.

Stock pile waste of Kuranakh field	19.05.2008	31.12.2012	–	Production level to be determined by technical mining project but no less than 1,250 kg of gold per year

Nezhdaninskoye (additional vein areas)	02.07.2003	31.12.2013	–	From 2008 to 15 July 2008: development of a preliminary production feasibility study.
			–	By 31 December 2008: submit cut-off feasibility study with calculation of reserves for state expert review
			–	By 30 December 2010: agree and submit mining project for state expert review.
			–	By 31 December 2013: construction and commissioning of mining and processing facility with a minimum production capacity of not less than 100,000 tonnes of ore per year.

1.	Projected mine life: 2009-2021.

Exploration Licences

Term of Licence
Facility	Registration/ re-registration	Expiry	Periods and main terms

Magadan region
Omchakskaya exploration area	24.07.2006	20.07.2011	–	By 1 September 2006: prepare and duly agree an area prospecting and evaluation project at the licence site.
			–	By 1 December 2007: commence geological study.
			–	By 1 September 2010: complete geological study and submit prospecting report for state expert review.
Irkutsk region
Illigirskaya area	22.09.2006	10.08.2011	–
Within 9 months of state registration of the licence: prepare and duly agree prospecting and evaluation project for the licence site (project must be approved by the state expert environmental review).

			–	Within 12 months of state registration of the licence: commence geological exploration at the licence site.
			–	Geological study of gold ore at the licence site in two stages: prospecting and evaluation.
–
Preliminary type and scope of work for both stages of the geological study must include: bulldozer trenches and clearings – 80,000 m3; core drilling – 22,000 m (scope and type of work may be duly adjusted as required following preparation of geological exploration project).

Each of Zheltuktinskaya area and Upper Kevaktinskaya area	27.02.2007	20.12.2011	–	By 20 December 2007: prepare and agree geological study project.– By 20 March 2008: commence geological exploration.
			–	By 31 December 2009: complete first stage (of two) of geological study.
			–	By 30 November 2011: complete second stage of geological study.
			–	After preparation of geological exploration project, scope and type of work may be duly adjusted as required.

Principal Operations

Krasnoyarsk

The Polyus Gold Group’s principal operations in the Krasnoyarsk region are located at the Olimpiada deposit, which, for the full year 2009, accounted for 68% of the Polyus Gold Group’s total gold production (excluding the volumes of gold produced by the KazakhGold Group).

The Polyus Gold Group acquired licences to additional deposits and fields in the Krasnoyarsk region, including the Titimukhta deposit in 2003 and Panimbinskaya exploration area in 2003. The Polyus Gold Group commenced ore mining at the Titimukhta deposit in 2008 and production in 2009, and exploration works at Panimba have been in progress since 2005. Both sites are located close to Olimpiada.

In addition, in 2005, the Polyus Gold Group acquired licences for exploration and subsequent gold production at the Razdolinskaya, Zyryanovskaya and Kvartsevaya Gora exploration areas located in the Krasnoyarsk region and, in 2007, acquired a licence for the Kuzeevskaya field in the Krasnoyarsk region. The Polyus Gold Group has been conducting exploration works since 2006, which Polyus Gold expects to continue into 2010 and beyond. The Polyus Gold Group’s exploration activities for the Razdolinsky project in 2009 included estimation of probable resources and mineralogical research.

In 2000, the Polyus Gold Group obtained state registration of the Blagodatnoye reserves, one of the largest Russian exploration projects in the last 10 years, and in November 2007, the Board approved construction of an open-pit mine to exploit the licence. Polyus Gold estimates the mine’s capacity at 6 million tonnes of ore per year.

Irkutsk

The Polyus Gold Group’s operations in the Irkutsk region comprise various alluvial deposits, from which it derived 15% of its total gold production in 2009, as well as the Zapadnoye hardrock deposit. The Polyus Gold Group mines the alluvial deposits through its subsidiaries, Lenzoloto and CJSC Gold Mining Company Lenzoloto (“ZDK Lenzoloto”), and the Zapadnoye hardrock deposit through its subsidiary LZRK.

The Polyus Gold Group has also acquired licences to additional deposits and fields in that region, including, in 2004, through the acquisition of CJSC Tonoda, the Chertovo Koryto deposit. The Polyus Gold Group conducted exploration works at Chertovo Koryto between 2006 and 2008.

In 2005, the Polyus Gold Group acquired a licence for exploration and subsequent gold production at the Mukodekskaya exploration area, and is currently conducting exploration works. In addition, in 2005, the Polyus Gold Group acquired Pervenets, which holds licences for the Verninskoye and Pervenets deposits located in the Bodaibo district of the Irkutsk region. These two deposits form a single ore field, and Polyus Gold believes that they may provide significant prospects for further increasing its resource base. The Polyus Gold Group is currently conducting exploration works and feasibility studies at Pervenets. The Verninsky project is already under development.

In addition to its current licences, Polyus Gold believes that its existing operations in Irkutsk may give it a competitive advantage in any future federal auction for the development of Sukhoi Log, which is currently owned by the Russian Federation. Sukhoi Log is one of the largest known gold deposits in the world with estimated reserves of more than 62.8 million troy ounces of gold, according to the Russian classification system (1,952.9 tonnes of gold in total, divided into 1,656.7 tonnes of B+C1+C2 category mineral reserves accessible by open-pit mining and the balance of 296.2 tonnes of C2 category mineral reserves accessible by underground mining). The Zapadnoye deposit is only 1.5 kilometres away from Sukhoi Log, and Polyus Gold believes that its workforce and existing infrastructure could contribute to the development of Sukhoi Log. However, due to uncertainties regarding the Sukhoi Log project, the Polyus Gold Group’s business strategy does not rely on any assumptions regarding the future development of Sukhoi Log.

Magadan

The Polyus Gold Group conducts its operations in the Magadan region through its subsidiary, Matrosov Mine, which holds a licence for the Natalka deposit in the Tenkin district of Magadan.

In 2005, the Polyus Gold Group acquired licences for exploration and subsequent gold production in the Degdekanskaya area and Vostochnaya prospective area. The Vostochnaya prospective area is part of the Tokichanskoye ore field, and is located close to the Degdekanskaya area. The Polyus Gold Group has conducted exploration works since 2006 and these are scheduled to run until 2010. In addition, the Polyus Gold Group received a licence in 2006 for exploration at the Omchakskaya exploration area located in the Magadan region, which is part of the Omchakskoye ore cluster including the Natalka deposit.

In October 2006, the Polyus Gold Group completed the acquisition, through Matrosov Mine, of a 100% interest in LLC GRK BarGold, which holds a licence for geological research, exploration and development of the Chai-Yurinskaya concession area, for USD 7.5 million. The Polyus Gold Group’s prospecting and assessment activities for 2008 in the Chai-Yurinskaya area included continued geochemical work, geophysical operations and drilling and excavation work.

In December 2007, the Polyus Gold Group acquired by auction the right to receive a combined subsoil licence for geological research, exploration and production of bedrock silver and by-product components within the Doroninskaya area in the Magadan region. The Polyus Gold Group commenced exploration works in 2008, which are scheduled to run until 2011.

Republic of Sakha (Yakutia)

In September 2005, the Polyus Gold Group acquired three subsidiaries, Aldanzoloto, YMC and SVMC, through which it conducts its operations in the Yakutia region. In addition to mining operations at the Kuranakh field, the Polyus Gold Group also holds licences for the Nezhdaninskaya field. In November 2006, Aldanzoloto acquired the exploration licence for the Piniginskaya field, and registration of this licence was completed in January 2008.

The Polyus Gold Group commenced exploration work at the field in 2008, where its exploration activities included drilling and excavation work.

Further development of the Kuranakh field requires the widening of the open pits which will result in waste stock being piled next to the open pit. To enable this development, in July 2008 the Polyus Gold Group acquired CJSC Kuranakhzoloto, a licence holder with permission to stock pile waste, for approximately USD 50 million. In 2009, the Polyus Gold Group implemented exploration drilling at the Kuranakh field and completed works on the scoping study and reserves assessment.

Amur

In February 2005, the Polyus Gold Group acquired a licence for exploration and subsequent gold production at the Bamskoye deposit in the Nevachanskaya prospective area in the Amur region. The Polyus Gold Group conducted exploration works there between 2006 and 2007. The Polyus Gold Group’s activities for the Nevachansky project in 2008 included reporting on the prospecting and assessment work being undertaken.

In November 2006, CJSC Polyus acquired the exploration licence for the Apsakanskaya prospecting area, and registration of this licence was completed in February 2008. The Polyus Gold Group plans to commence exploration works in 2011 and complete them in 2013.

Gold production and refining

The Polyus Gold Group’s gold production primarily comprises the mining and processing of ores at hardrock mines. Its main production facilities are located at the Olimpiada deposit, which contains both mixed type and sulphide ores. The cost of production of oxidised ores is typically less than those of sulphide ores. In addition, the Polyus Gold Group extracts gold from the alluvial deposits of its subsidiary, Lenzoloto. The Polyus Gold Group outsources the refining of the output from both these hardrock and alluvial deposits into gold conforming to the international Good Delivery standard.

The table below shows the quantities of ore mined and gold produced by the Polyus Gold Group for the periods indicated:

	Year ended 31 December
	2009#(1)	2008	2007
ORE MINED (THOUSANDS OF TONNES OR AS NOTED)
Krasnoyarsk/Olimpiada mine
Ore mined
Olimpiada deposit
Oxidised ore	—	—	928
Sulphide ore	10,603	1,254	2,434
Olenye deposit	—	261	1,111
Total Olimpiada mine	10,603	1,515	4,473
Average gold grade (g/t)
Olimpiada deposit
Oxidised	—	—	14.2
Sulphide	3.0	2.6	4.9
Olenye deposit	—	3.1	6.2
Krasnoyarsk/Titimukhta deposit
Ore mined	1,618	211	—
Average gold grade (g/t)	2.1	1.5	—
Krasnoyarsk/Blagodatnoye deposit
Ore mined	595	—	—
Average gold grade (g/t)	2.2	—	—
Irkutsk/Zapadnoye mine
Ore mined	1,155	950	750
Average gold grade (g/t)	1.8	1.8	2.0
Irkutsk/Verninskoye deposit
Ore mined	384	—	—
Average gold grade (g/t)	2.7	—	—
Yakutia/Kuranakh mine
Ore mined	3,606	3,899	4,154
Average gold grade (g/t)	1.4	1.4	1.4
ORE PROCESSED (THOUSANDS OF TONNES OR AS NOTED)
Krasnoyarsk/Olimpiada mine
Ore processed
Oxidised ore	—	414	973
Sulphide ore	7,398	4,801	5,252
Ore from Olenye	316	1,408	6
Mixed ore	1,163	—	—
Total Olimpiada mine	8,877	6,623	6,231
Average gold grade (g/t)
Oxidised ore	—	14.6	14.3
Sulphide	3.6	3.9	3.4
Ore from Olenye	4.6	6.3	5.1
Mixed Ore	6.2	—	—
Krasnoyarsk/Titimukhta deposit
Ore mined	602	—	—
Average gold grade (g/t)	2.8	—	—
Irkutsk/Zapadnoye mine
Ore processed	505	495	518
Average gold grade (g/t)	2.2	2.2	2.2
Yakutia/Kuranakh mine
Ore processed	3,463	3,696	3,905
Average gold grade (g/t)	1.4	1.4	1.4
Irkutsk/Alluvial deposits
Sand washed (million cubic metres)	9.0	9.7	9.1

	Year ended 31 December
Production of Gold (‘000 troy ounces)	2009	2008	2007
Olimpiada mine	839	873	861
Titimukhta	39	—	—
Zapadnoye mine	24	24	32
Alluvial deposits	194	181	179
Kuranakh mine	135	144	142

Total production of gold(2)	1,231	1,222	1,214

1.	Operating results of the Polyus Gold Group for 2009 presented in this table do not include the KazakhGold Group results.
2.	Totals might differ from the sum of the components due to rounding adjustments.

In 2009, the Polyus Gold Group mined 18.0 million tonnes of ore, as compared to 6.6 million tonnes of ore in 2008 and 9.4 million tonnes of ore in 2007. These increases in the volumes of ore mined reflect the transfer to mining of refractory sulphide ores at Olimpiada and the commencement of ore extraction at the Polyus Gold Group’s new projects – Titimukhta, Blagodatnoye and Verninskoye. The Polyus Gold Group processed 13.4 million tonnes of ore in 2009 (primarily the result of Mill No. 3 of the Olimpiada mine reaching its optimal processing capacity), as compared to 10.8 million tonnes of ore in 2008 and 10.7 million tonnes of ore in 2007. The Polyus Gold Group produced 1.231 million troy ounces of gold in 2009 as compared to 1.222 million troy ounces of gold in 2008 and 1.214 million troy ounces of gold in 2007. Polyus Gold believes that it should be able to increase its current production levels through 2010 as a result of production at the Titimukhta project launched in April 2009 reaching significant annual levels. The Polyus Gold Group’s ability to maintain or increase its current production levels beyond 2010 is likely to depend mainly on the commencement of mining at the Blagodatnoye and the Verninskoye deposits.

Olimpiada

Olimpiada is a hardrock gold deposit at which the Polyus Gold Group mines and processes mixed type ores and sulphide ores. In 2009, the Olimpiada mine completed processing of oxide ores. In 2009, the Polyus Gold Group produced 839 thousand troy ounces of gold at Olimpiada, comprising 68% of Polyus Gold’s total gold production as compared to 873 thousand troy ounces of gold in 2008, resulting in a 3.9% year-on-year decrease. The reduction in output resulted from the switch to the processing of refractory ores, working with various types of feed, which required re-adjustments of the production schemes and additional time required to stabilise the technological process, as well as the final stage of the Olimpiada expansion being undertaken simultaneously with ongoing production.

Mining of ores

The Polyus Gold Group extracts ore at Olimpiada through open-pit mining at the Vostochny pit. This pit is 450 metres deep and 1.2 kilometres in diameter. The Polyus Gold Group has also begun to develop a second pit, the Zapadny pit.

The reserves of oxidised ores at the Olimpiada deposit had been fully depleted by the end of 2007, and the Polyus Gold Group has been mining only sulphide ore since that date. As a result, Polyus Gold expects the costs of production per unit of gold at Olimpiada will be higher due to the lower gold content of sulphide ores. The Polyus Gold Group began mining sulphide ores at the adjacent Olenye deposit in late 2007 and stopped mining the Olenye deposit in April 2008. Ores of the Olenye deposit are not refractory, unlike the sulphide ore of the Olimpiada deposit, so they do not require bio-oxidation.

At the beginning of 2008, the Polyus Gold Group stockpiled more than 15.3 million tonnes of ore at Olimpiada mine, 10.5 million tonnes of which remained at the end of 2008 due to the processing of stockpiled ores. This resulted in the Polyus Gold Group processing more ore than it mined over the period. In 2008, about 77% of the ore processed by the Polyus Gold Group was supplied from the ore stockpile (compared to 28% in 2007). In 2009, the Polyus Gold Group continued processing of the stockpiled ore at Olimpiada. As a result, by the end of 2009, the volume of the ore stockpiled decreased to 12 million tonnes. Polyus Gold expects to continue processing of the stockpiled ore in the future. In addition, Polyus Gold expects the volume of sulphide ore that the Polyus Gold Group mines at Olimpiada to increase after the depletion of the stockpile as a result of work that it plans to perform to deepen the Vostochny pit.

Gold content in sulphide ores mined increased in 2009.

Processing of ores

The Polyus Gold Group transfers the ore it mines at Olimpiada by truck to its processing plant in Olimpiada to recover gold for refinement. The Polyus Gold Group’s main processing facility comprises two extraction plants – Mill No. 2 and Mill No. 3 – for the processing of sulphide ores. The Polyus Gold Group closed Mill No. 1, previously used for processing oxidised ores, in August 2008 and modernised it for processing ores from Titimukhta. The modernisation works on Mill No. 1 were completed in November 2008.

As a result of the depletion of oxidised ores at Olimpiada, the Polyus Gold Group transferred ore from the Polyus Gold Group’s mining operations at the Olenye deposit to Olimpiada for processing at Mill No. 2 and Mill No. 3. The Polyus Gold Group stopped mining the Olenye deposit in April

2008, although it continued to transfer and process ore from Olenye until the end of 2009. In 2009, ore from the Olenye deposit was depleted.

The average gold grade, measured in grammes per tonne, was 3.0 in sulphide ores in 2009, compared to 2.6 in 2008. The average gold grade of ore under processing decreased for both sulphide ores and ores from the Olenye deposit: 3.6 grammes per tonne in sulphide ores in 2009, compared to 3.9 grammes per tonne in 2008, and 4.6 grammes per tonne in ore from the Olenye deposit ores in 2009, compared to 6.3 grammes per tonne in 2008. In addition, in 2009, the Polyus Gold Group began processing mixed types of ore. The ore mined from the pit was stockpiled and blended according to the average head grade and chemical composition. The average gold grade of mixed type ore processed in 2009 amounted to 6.2 grammes per tonne.

The Polyus Gold Group processes sulphide ore at Mill No. 2 and Mill No 3. Mill No. 2 was built in 2001. This plant employs a bio-oxidation process – the oxidation of sulphide minerals by bacterial action – rendering the minerals amenable to leach extraction of the metals contained in the ore. This bio-oxidation technology increases the gold recovery rate from sulphide ores by an average of 20-35%, as compared to conventional methods. The Polyus Gold Group’s Mill No. 2 is the first gold processing facility in Russia at which this technology has been used. This plant has an annual capacity of three million tonnes of ore.

The Polyus Gold Group recently finished constructing a third mill, Mill No. 3, which began operations in 2007. This plant also uses bio-oxidation technology to process sulphide ore, and it has an annual capacity of five million tonnes of ore. Polyus Gold believes that this third plant will enable the Polyus Gold Group to maintain current gold output levels at Olimpiada, since the depletion of oxidised ore reserves should be offset by the increase in the Polyus Gold Group’s capacity to process eight million tonnes of sulphide ores per year.

In 2009, the Polyus Gold Group processed 1.2 million tonnes of mixed type ores at Olimpiada and 0.3 million tonnes of ore from the Olenye deposit. The amount of sulphide ores that the Polyus Gold Group processed increased by 54% to 7.4 million tonnes in 2009 from 4.8 million tonnes in 2008.

The Polyus Gold Group’s rate of gold recovery from the sulphide ores that the Polyus Gold Group processed at Olimpiada decreased to 73.1% in 2009 from 76.0% in 2008, gold recovery from mixed type ores amounted to 79.7%, and gold recovery from the Olenye ores decreased from 86.0% in 2008 to 75.4% in 2009.

Titimukhta

The Titimukhta deposit is located in the Severo-Yeniseysky district, nine kilometres from the Olimpiada mine. During the period from 2004 to 2007, the Polyus Gold Group conducted geological exploration on the deposit, which resulted in an increase in its mineral reserves from 40 tonnes to 83 tonnes of gold in the B+C1+C2 categories of the Russian classification system. Proved and probable reserves estimated in accordance with the JORC Code amount to 2.2 million troy ounces with a gold grade of 3.3 grammes per tonne.

The close proximity of the Titimukhta deposit to the Olimpiada mine allows the Polyus Gold Group to use the Olimpiada mine’s facilities for the development of the Titimukhta deposit. As processing of rich oxidised ore from the Olimpiada deposit ended in 2008, the Polyus Gold Group used the production facility of Mill No. 1 to process Titimukhta ore following its reconstruction. The Polyus Gold Group began reconstructing Mill No. 1 and delivering mining equipment in 2007, together with the construction of the access road to the deposit. The modernisation of Mill No. 1 was completed in November 2008

In April 2009, the Titimukhta project was successfully completed and development started. The Polyus Gold Group extracts ore at the Titimukhta deposit through open-pit mining. The mine’s capacity (using the reconstructed Mill No. 1 of the Olimpiada mine) is 2.2 million tonnes of ore per annum. Mill No. 1 was built in 1996 with an annual capacity of 1.5 million tonnes of ore. Following the plant’s modernisation, its capacity increased to 2.2 million tonnes of ore per annum and management believes it should reach full operational capacity by the end of 2010. Polyus Gold expects that the Titimukhta deposit will provide Mill No. 1 with 13 years’ supply of ore.

With a recovery rate of 88%, the average annual production of gold (assuming the mine reaches full capacity in 2010) is expected to reach approximately 170 thousand troy ounces (5.3 tonnes) per year.

During 2009, the Polyus Group mined 1,618 tonnes of ore at the Titimukhta deposit and processed 602 tonnes of ore with an average gold grade of 2.8 grammes per tonne. In 2009, the Polyus Group produced 39 thousand troy ounces of gold at the Titimukhta deposit.

Lenzoloto, ZDK Lenzoloto and LZRK

The Lenzoloto site is in the Irkutsk Region of Siberia. Its operations comprise alluvial gold mining.

Following an initial restructuring in 2005, Polyus Gold’s subsidiary, Lenzoloto, retained its alluvial gold mining operations, and, in 2009, it produced 194 thousand troy ounces of gold, compared to 181 thousand troy ounces of gold in 2008. The Polyus Gold Group primarily mines these deposits by the use of bulldozers and dredging operations, although the Polyus Gold Group also conducts some overground and underground mining. The cost per unit of gold production of alluvial gold mining at Lenzoloto is higher as compared to its operations at Olimpiada.

In 2009, the Polyus Gold Group produced 24 thousand troy ounces of gold at the Zapadnoye deposit, maintaining production at the levels of 2008. The Polyus Gold Group extracts ore at the Zapadnoye deposit through open-pit mining. The ore is then transported to a cyanide leaching plant for processing. The mining capacity at Zapadnoye currently exceeds the processing capacity of the leaching plant, which has resulted in the ore being stockpiled. Polyus Gold plans to accelerate the development of the Zapadnoye hardrock gold deposit, and to explore new sites to augment the existing ore reserves of LZRK, including the Verninskoye and Pervenets ore field. Polyus Gold has decided to construct a gold processing plant at the Verninskoye ore field, which will have an estimated average annual production of 220 thousand troy ounces of gold per year.

Aldanzoloto, YMC, SVMC

The Polyus Gold Group’s mining operations in Yakutia, including Aldanzoloto, YMC and SVMC, are primarily conducted by its subsidiary, Aldanzoloto, at the Kuranakh group of deposits through open-pit mining. The Polyus Gold Group acquired Aldanzoloto in September 2005. In 2009, the Polyus Gold Group mined 3,606 thousand tonnes of ore at the Kuranakh field, with an average gold grade of 1.39 grammes per tonne. In 2008, the Polyus Gold Group mined 3,899 thousand tonnes of ore at the Kuranakh field, with an average gold grade of 1.42 grammes per tonne. The Polyus Gold Group transports the ore by truck to a central processing plant for recovery into gold using conventional cyanide leaching and resin-in-pulp. Polyus Gold is aiming to raise Kuranakh plant’s capacity to 4.5 million tonnes of ore per annum from an existing capacity of 3.6 million tonnes of ore per annum. Main works on the plant’s modernisation are expected to complete in the second half of 2010.

Refining

The Polyus Gold Group outsources the refining of gold that it produces to OJSC Krastcvetmet, which is included by the LBMA in its list of refining companies that meet Good Delivery standards, and, through Aldanzoloto, to the Prioksky refining plant. In addition to OJSC Krastcvetmet, there are five other refining plants in Russia which are included in the LBMA’s list of plants meeting Good Delivery standards. Polyus Gold may consider, in the future, entering into agreements with one or more of these plants.

New Projects

In September 2006, the Polyus Gold Board approved a long-term development strategy for the Polyus Gold Group through 2015 which envisages a more than threefold growth of gold production and a significant growth of the Polyus Gold Group’s mineral resource base. Realisation of this ambitious growth strategy contemplates the construction of several new mining facilities in each of the key regions of the Polyus Gold Group’s operations: Krasnoyarsk, Irkutsk, Yakutia and Magadan. However, Polyus Gold is reviewing its investment and development programme in light of external factors affecting the Russian and global economy, its strategic needs and other factors, and it may reduce the overall size of the programme as a result of its review.

The Polyus Gold Group’s projects are as follows (the costs of which are shown exclusive of VAT):

Krasnoyarsk region – construction of the Blagodatnoye mine

In November 2007, the Board approved a project for the construction of a new mine on the Blagodatnoye deposit in the Krasnoyarsk region. The Blagodatnoye deposit is located 26 kilometres north of the Olimpiada mine. The Polyus Gold Group will mine the deposit using the open-pit method. Polyus Gold expects the mine’s capacity to be approximately six million tonnes of ore per year. With an expected recovery rate of 88.6%, Polyus Gold anticipates the mine’s production will be approximately 412 thousand troy ounces (12.8 tonnes) per year. Polyus Gold expects the capital investment for the construction of the Blagodatnoye mine will be approximately USD 419 million.

The proximity of the Blagodatnoye deposit to the Olimpiada mine has allowed the Polyus Gold Group to use some of its existing and available social, maintenance and warehousing infrastructure when developing the Blagodatnoye deposit. The Polyus Gold Group began construction of the mine in 2007, shortly after approval of the project by the Board. Polyus Gold currently expects that the Polyus Gold Group will commission the mine in 2010 and that it will have a total mine life of 21 years.

Matrosov Mine

The Matrosov mine is located at the Natalka deposit. Polyus Gold acquired Matrosov Mine in 2004, and, shortly after that acquisition, the Polyus Gold Group suspended its underground mining operations for economic reasons. The Polyus Gold Group does not currently produce any gold at the Matrosov mine.

In 2004, the Polyus Gold Group began an exploration programme at the Natalka deposit in order to assess the amount of reserves that were available for more profitable open-pit mining. The Polyus Gold Group completed the exploration programme in 2006, and in 2007 Micon International Co. Limited confirmed the results with a reserves audit conducted in accordance with the JORC Code. The audit stated that the Natalka deposit has proved and probable reserves of 40.8 million troy ounces of gold.

Irkutsk region – construction of a mining facility at the Verninskoye deposit

The Polyus Gold Group’s development of the Verninskoye mine began in 2006 with the construction of the camp for the project. In January 2008, the Board approved a feasibility study for the construction of a gold mining facility on the Verninskoye deposit.

The Verninskoye deposit is located in the Bodaibo district of the Irkutsk region, 140 kilometres north of Bodaibo city, close to the Zapadnoye mine. Polyus Gold estimates that the mineral reserves of the deposit amount to 126 tonnes of C1+C2 mineral reserves of gold with a grade of 3.45 grammes per tonne, with probable reserves estimated in accordance with the JORC Code of 1.7 million troy ounces with an average gold grade of 3.0 grammes per tonne.

Polyus Gold plans to commission the new Verninskoye mine in 2011. Polyus Gold expects that the mine capacity will be approximately 2.2 million tonnes of ore per year, with an average annual production of gold of around 183 thousand troy ounces (5.7 tonnes) with a recovery rate of 86.9%. Polyus Gold expects the capital investment in the project will amount to approximately USD 249 million.

Magadan region – construction of a large scale mining facility at the Natalka mine

In 2007, a consortium of international consultants, with Knight Piesold as the lead consultant, embarked on the design work for the new Natalka mine, which Polyus Gold plans to commission in 2013 and which it expects will more than double its current production of gold.

The hard rock Natalka deposit is located in the Tenkinsky district of the Magadan region (390 kilometres north west of Magadan) in the Omchak river basin. The deposit was discovered in 1944 and was developed using the underground mine method. In 2004, the Polyus Gold Group terminated the operation due to the inefficiency of the mining operations there. From 2004 to 2006, the Polyus Gold Group carried out a large scale geological exploration project on the Natalka deposit, which resulted in the state registration of the largest Russian hard rock gold deposit at the time, with B+C1+C2 category reserves of 46.6 million troy ounces (1,449 tonnes), an average gold grade of 1.7 grammes per tonne and a cut-off grade of 0.4 grammes per tonne. In September 2007, Polyus Gold completed an audit of the Natalka deposit in accordance with the JORC Code, which recognised the deposit as one of the three largest known gold deposits in the world at the time. Based on the audit, the total proved and probable reserves amount to 1,271 tonnes or 40.8 million troy ounces with an average gold grade of 1.13 grammes per tonne and a cut-off grade of 0.3 grammes per tonne.

In March 2009, the Board of Directors of Polyus Gold approved an amended development plan for the Natalka deposit. The plan envisages a multi-phase development of the project, with three stages of capacity increases. In 2013, the Polyus Gold Group plans to construct a plant with a capacity of 10 million tonnes of gold per annum and a projected gold output of 675 to 1.060 million troy ounces per annum. Between 2017 and 2021, the Polyus Gold Group plans to construct a plant with a capacity of 20 million tonnes per annum with a projected gold output of 1.1 to 1.4 million troy ounces per annum. A further capacity increase for up to 40 million tonnes per annum is planned for 2022-2041. The expected average annual production rate for the life of the mine is expected to be up to 1.4 million troy ounces of gold. Polyus Gold expects the capital investment in the project will amount to approximately USD 1.1 billion up to and including 2013. Additional capital expenditures are expected to amount to another USD 1.1 billion up to and including 2041 and are expected to be covered by the operating cash flow of the Natalka deposit.

Sales

Sales of gold by all companies in the Polyus Gold Group (not including sales of gold by the KazakhGold Group) are made through CJSC Polyus, which acts as its agent. Polyus Gold believes that this centralised sales system improves the pricing terms that the Polyus Gold Group is able to obtain for its products.

The table below shows the Polyus Gold Group’s total sales of gold, including the proportion of domestic and export sales, for the periods indicated (excluding sales of gold by the KazakhGold Group):

	For the year ended 31 December

	2009		2008		2007

	Amount (tonnes)	Percentage of Gold Sales	Amount (tonnes)	Percentage of Gold Sales	Amount (tonnes)	Percentage of Gold Sales
Export	—	—	—	—	5.0	13
Domestic	38.3	100	38.1	100	32.7	87

Total	38.3	100	38.1	100	37.7	100

The Russian authorities regulate the sale of gold in Russia and sale may only be made to licensed commercial banks or under an export licence obtained from the Russian Ministry of Industry and Trade. See “Part II – Risk Factors – Risks associated with the gold mining industry – The Combined Group’s business could be adversely affected if it fails to obtain, maintain or renew necessary contracts, licences and permits, including subsoil licences, or fails to comply with the terms of its contracts, licences and permits”. Until the end of 2004, the Polyus Gold Group sold all the gold that it produced to the domestic market. In 2005, following its receipt of an export licence in March 2005, the Polyus Gold Group exported a portion of its total output of gold under a one year contract with Credit Suisse for the supply of 482.2 thousand troy ounces (15 tonnes) of gold. The Polyus Gold Group renewed its export licence in 2006, and the Polyus Gold Group signed a new agreement with Credit Suisse in January 2006 for the supply of 321.5 thousand troy ounces (10 tonnes). Under the agreement, the Polyus Gold Group delivered gold bars conforming to Good Delivery standards directly to Credit Suisse’s vault in Switzerland. The Polyus Gold Group reduced its volume of export sales in 2006 and again in 2007. The Polyus Gold Group did not export gold in 2008 and 2009 due to more favourable contract terms with Russian banks.

The Polyus Gold Group sells gold in its domestic market primarily to Russian commercial banks under one-year-term delivery contracts. The prices for these sales are based on the spot market price (London fixing) at the moment of delivery, although the Polyus Gold Group has typically discounted the prices by an amount which approximates to the purchaser’s overheads for the export of the gold. In general, these discounts have not been significant relative to the global gold price. Payment for gold is made in roubles at the applicable rate of exchange of the rouble and the US dollar, and title to the gold transfers at the warehouse of the refining plant (primarily, the OJSC Krasnoyarsk plant for non-ferrous metals and the Prioksky plant).

Although the prices quoted on the international commodities markets determine the price of gold in both the Russian and international markets, there may be some variations in the pricing terms available in those markets as a result of variations in the discounts and premiums that the Polyus Gold Group agrees with its purchasers to reflect transportation, insurance and other costs. In 2007, as indicated, the Polyus Gold Group reduced its volume of export sales under its contract with Credit Suisse in response to improved pricing terms in Russia. In 2008, the Polyus Gold Group sold all of its products to the domestic market. The gradual increase of sales in the domestic market and the reduction of exports are primarily due to more favourable contract terms concluded with Russian banks. Polyus Gold expects that the Polyus Gold Group will continue to adopt a flexible approach to allocation of sales between the domestic and international markets.

Research and Development

The Polyus Gold Group established its research and development centre in 2004 in the city of Krasnoyarsk to support its exploration, mining and ore processing activities. The centre employed 65 researchers and other staff as at 31 December 2009. The centre uses technologically advanced instruments, including an atomic-emission spectrometer, a spectrophotometer and an atomic-absorption spectrometer, and comprises the following laboratories:

•	Mineralogical laboratory, which studies ores from the deposits to which the Polyus Gold Group holds licences to optimise exploration, production and ore processing. This laboratory accumulates data on mineral and chemical composition, the structural and textural particularities of bed rocks and ores, the behaviour of ores during processing and gold extraction rates.

•	Laboratory of geomechanics and engineering, which develops technologies for mining, mine engineering and mine construction. Its activities include the study of the physical and technological properties of rocks and soils and the evaluation of the stability of pit benches and walls. This laboratory is developing a proprietary database to record the physical and technological parameters of ores and rocks from the deposits to which the Polyus Gold Group holds licences.

•	Ore-processing laboratory, which is one of the core divisions of the research and development centre. It develops flotation, gravitational enrichment, magnetic separation, concentration, filtration and other technologies for ore processing.

•	Laboratory of hydrometallurgy, which develops complex ore processing technologies and equipment utilizing leaching, absorption, and thermal treatment. This laboratory also develops new absorption chemicals and alternative non-cyanide leaching agents, as well as waste treatment and refinement technologies.

•	Analytical laboratory, which specialises in the evaluation of the gold and precious metal content in ores, ore concentrates and ore treatment products, as well as the development of precise measurement technologies.

In addition, the Polyus Gold Group has a laboratory of pyrometallurgical processes. This laboratory focuses on the development of technologies for thermal ore treatment to minimise the impact on the environment of those operations. The Polyus Gold Group spent approximately USD 6.22 million, USD 4.96 million and USD 1.27 million on research and development in 2007, 2008 and 2009, respectively.

Environmental protection

The Polyus Gold Group has invested in new technologies and equipment to reduce the environmental impact of its operations. The Polyus Gold Group has also implemented a system to monitor its operating sites and the surrounding areas through the observation of air, ground and underground waters and soils in accordance with a planned schedule. In 2008, the Polyus Gold Group began to develop environmental management systems at the Olimpiada mine in accordance with the International Organisation for Standardisation’s standards, specifically ISO:14001:2004.

Cyanide reduction

The Polyus Gold Group’s gold processing operations currently require significant quantities of cyanide-based materials, which potentially present risks to human health and the environment. The Polyus Gold Group is seeking to reduce the use of cyanides in its gold extraction processes through the development of alternative technologies and the implementation of cyanide-free leaching. For example, the new Mill No. 3 at Olimpiada uses only partial cyanide leaching of processed product. In 2007, the Polyus Gold Group tested and implemented new deactivation methods for cyanide wastewater. The results of its ecological monitoring programme indicate that the cyanide-based materials consumed by its operations do not currently have a material adverse impact on the surrounding environment. State environmental regulators have also confirmed this analysis. In 2008, the Polyus Gold Group continued the upgrade of the bio-oxidation technology applied at Mill No. 2 and Mill No. 3 of the Olimpiada mine, which resulted in the further reduction of the quantity of cyanide used.

Rational use of natural resources

The Polyus Gold Group focuses on the rational use of natural resources and raw materials. Raw materials are repeatedly used, where possible, and waste is reclaimed with energy generation. The Polyus Gold Group uses a closed circuit system for the supply of water at all of its production units. In 2008, there was no emergency discharge of polluted water into natural water reservoirs at any of the Polyus Gold Group’s mines.

Protection and rehabilitation of land

The Polyus Gold Group is actively engaged in the reclamation and rehabilitation of disturbed land. For example, in order to reduce the environmental impact of its operations, in 2007 the Polyus Gold Group started the construction of a landfill for the disposal of solid consumer waste and a landfill for industrial waste at the Olimpiada mine, which was completed in 2008.

Waste treatment

Non-toxic waste represents the major part of the waste generated at the Polyus Gold Group’s production facilities and includes waste generated by stripping works, waste generated from the wash-out of sand and other uncontaminated soils, as well as tail pulp waste. Overburden and other unpolluted rock are accumulated and used in the course of reclamation of exhausted land, while tail pulp waste is deposited in the tailing dumps. In order to reduce the environmental impact, in 2007 the Polyus Gold Group decided to implement the dry storage of sorption tailings at Olimpiada mine, as an alternative to the existing dumping of tailings as pulp into a tailing dump. This technique results in a decrease of approximately 250% in the area of the land occupied by tailings’ pulp and minimises the impact of waste on underground water.

Water use and water resource protection

Water is widely used in the technological process and for other purposes by gold production companies. The Polyus Gold Group seeks to ensure rational water use by:

•	monitoring and minimising leakage from water pipelines and heating pipes;

•	reducing fresh water intake for production purposes; and

•	re-circulating its water supply.

Rain water, melt water, drain water and other associated waters are used for technological purposes.

Protection of air, energy efficiency and emission of greenhouse gases

Key sources of atmospheric emissions in gold ore production include drilling and blasting operations and open-pit equipment. The bulk of harmful emissions consists of suspended substances, such as dust, fuel combustion products and incompletely-burned blasting agents, which emit sculpture, nitrogen oxides and carbon monoxide.

To reduce dust levels, open-pit roads and shovel/bulldozer operation areas are watered in the summertime. To reduce gas and dust emissions during blasting, several technologies are used, including using blasting agents with near-zero oxygen balance, blasting the shells with air gaps, neutralizing additives for stemming purposes and spraying blasted rock after each blast. To reduce atmospheric emissions at the ore processing stage, various air purification systems are used, including aspiration systems, battery cyclones, foam gas purifiers and exhaust neutralisers.

Actual emissions of atmospheric pollutants in 2007, 2008 and 2009 throughout the Polyus Gold Group’s projects did not exceed the maximum admissible levels. See “Part II – Risk Factors – Risks associated with the Gold Mining Industry – The Combined Group will be subject to extensive environmental controls and regulations” and “Part XIII – Regulatory Matters – Regulation of the Russian Gold Industry – Environmental Law”.

PART VIII

GOLD MINING INDUSTRY OVERVIEW

People have used gold for many centuries to store value, as a form of money, and to produce jewellery. Until recently, many economies used gold as the basis for international monetary standards and KazakhGold believes it remains a popular investment tool. Due to its qualities of malleability, ductility, reflectivity, resistibility to corrosion and excellent thermal and electric conductivity, people also use gold in a wide variety of industrial and medical applications.

Historically, jewellery has been by far the most important market for gold. However, in recent years, as a result of substantial increases in the price of gold, demand from jewellery manufacturers has been decreasing. At the same time, the popularity of gold as an investment target has been increasing substantially in response to the continuing uncertainties in the financial markets. According to the Gold Survey 2010, published by GFMS, in 2009 global investment demand for gold was estimated to amount to 33% of the overall demand for the metal, compared to 8% in 2008. At the same time, demand from jewellery manufacturers in 2009 amounted to around 41%, reaching a 21-year-low of an estimated 1,759 tonnes. The reduced demand for gold for manufacturing jewellery is driven mainly by India, which is the world’s largest consumer of the metal. Nevertheless, jewellery manufacturing currently remains the largest global consumer of the metal.

In addition to rings, brooches, necklaces and earrings, people also use gold in the form of gold leaf for decoration and protection and for screen printing (for example directly onto bone china, earthenware, porcelain and glass surfaces). Gold is also the key component for both “liquid gold”, a formulation containing up to 12% gold, which is ideal for decorative applications using brushes and gold pastes used for screen printing.

Gold is also used as a coinage metal. Apart from gold coins, gold ingots and gold bars, gold is available in many forms including pure gold and alloys, such as gold flakes, foil gauzes, grain, powders, sheet, sponges, tubes, wires and even single gold crystals.

In recent years, gold catalysts have become increasingly useful in the chemical industry. Many other gold compounds, including neutral gold halides, aurates, gold cyanides, gold oxides, phosphine gold complexes, gold hydroxides and gold nitrates, are available to industrial users. Chloroauric acid, which contains gold, is used in photography for toning silver images.

Finally, gold is a useful metal for use in electronics owing to its inert nature and other physical properties. For example, people use gold for electrical contacts, bonding wire, solder alloys and electroplating. Gold is also a useful brazing material, and manufacturers use it for coating space satellites, since it is reflects infrared light well and is inert.

As an alloy, gold is used extensively for dentistry in gold teeth, dental attachments, inserts and solders and is used increasingly for medical implants in eyes and ears, as well as many other medically useful wires, tubes, sheets, and foils. Disodium aurothiomalate, a compound containing gold, is administered (intramuscular) as a treatment for arthritis.

KazakhGold believes that, because of its historically high value, the bulk of the gold mined throughout history is still in circulation today in one form or another.

Gold Production

Gold deposits are located throughout the world. According to the Gold Survey 2010 produced by GFMS, the total estimated volume of gold mined worldwide in 2009 amounted to 2,572 tonnes, which is a 7% increase from the 2008 level. The GFMS report states that China is the largest producer of gold, overtaking Australia and South Africa (South Africa was the largest producer until 2007, when it lost its leading position in gold production for the first time since 1905). The countries showing the most growth in 2009 were Indonesia, China and Russia. The most substantial decline in production was shown by the United States and South Africa.

According to GFMS, in 2009 Russia remained the fifth biggest gold producer in the world with an estimated 205 tonnes of gold. However, notwithstanding these changes, the international gold industry is relatively concentrated as compared to certain other metallurgical industries, with the top ten producers accounting for the majority of production in 2009. The largest production companies are based in Canada, South Africa, the United States and Australia.

Supply and Demand

In addition to freshly mined metal, the mobilisation of above-ground stocks of bullion provides a significant contribution to total supply. Substantial reserves of gold are held by central banks, as well as private financial institutions, industrial organisations and private individuals, and any decision to sell such reserves may significantly increase the supply of gold. The risk of an excess of supply has been mitigated to some extent by the Central Bank Gold Agreement (“CBGA”) that the European Central Bank and 18 other central banks renewed in September 2009. The CBGA sets a limit on gold sales by those central banks for a term of 5 years, with a preliminary agreement to review the agreement after the expiry of that term. In addition to these reserves of gold, a significant proportion of gold supply is derived from scrap.

GFMS estimated total gold supply in 2008 to be 4,287 tonnes, which was 8% higher than in 2008. Gold supply from mines in 2009 showed an increase of 7% from 2008 to reach 2,572 tonnes. Supply from gold scrap, as estimated by GFMS, increased by 27% to 1,674 tonnes in 2009. The primary contributors of scrap metal supply increases in 2009 were India and European countries. Sales from official reserves in 2009 dropped by 82% to amount to only 41 tonnes. The decline was primarily due to falling sales from signatories to the CBGA.

The demand for gold derives primarily from manufacturers of jewellery, increasing investments in the metal and, to a lesser extent, industrial users, such as the electronics sector. In addition, the repurchase by producers, in response to increasing prices, of gold that they had previously hedged to mitigate the effects of declining prices has provided a significant contribution to total demand throughout this decade (according to GFMS’s estimates, de-hedging amounted to 242 tonnes in 2009).

The increase in overall gold demand in 2009 by 8% was due to unprecedented increase in investment demand, which more than doubled year-on-year and more than offset the drop in demand coming from jewellery manufacturers.

Pricing and Trading

In addition to the fundamental supply and demand dynamics of the gold markets, the price of gold is affected by many other factors, including global economic conditions, sales and purchases by central banks or other large holders or dealers, speculative trading, currency exchange rates and inflation and interest rates. In 2009, gold prices continued to grow. The average gold price hit a record of USD 972.35 per troy ounce, which is 12% higher than the previous record set in 2008 of USD 871.96 per troy ounce (in nominal values). The price peaked in December 2009 at USD 1,212.5 per troy ounce, surpassing the historic maximum reached in the previous year, when the price of a gold troy ounce reached USD 1,011.25 in March. The main growth of gold prices in 2009 occurred in the second quarter of the year, with a second growth stage beginning in September, which continued until the end of the year. Strong investment demand was the main price driver in 2009.

London is the world’s largest pool of gold liquidity with trading conducted primarily via an over-the-counter type format in 400 troy ounce gold bars with a purity of 9,950 parts per 10,000 or higher. The LBMA fixes the gold price twice daily in London (at 10:30 a.m. and 3:00 p.m.) using prices derived from five fixing members of the LBMA. These price fixings are used as a key indicator for gold market participants around the world. Leading gold futures markets are the COMEX in New York and TOCOM in Tokyo.

KazakhGold expects the key drivers of gold prices in 2010 to continue to be the unstable and weak world financial and commodity markets, the liquidity crisis, uncertainty about the world banking system and hard currencies fluctuations, reduced world gold output, depleted gold ore reserves, demand from investors and increased geopolitical tension.

Gold mining in Kazakhstan

According to data published by the Gold Survey 2010, in 2009 Kazakhstan was the 21st largest gold producer in the world, producing 22.5 tonnes of gold.

The largest reserves of gold in Kazakhstan are located in eastern and northern Kazakhstan. The table below presents the geographic distribution of the deposits with the largest reserves:

Region	Name of the Deposit
Eastern Kazakhstan	Bakyrchik, Bolshevik, Akzhal, Kaskabulak, Vasilyevskiy, Ridder-Sokolnoye, Suzdalskoye, Zherek, Zhanan, Sekizovskoye, Mizek, Central Mukur, Tserlovka, Karchiga

Central Kazakhstan	Uschoky, Yenbekshi, Pustynnoye, Maikain, Naimanjal, Akshatau

Northern Kazakhstan	Aksu, Quartzite Hills, Zholymbet, Bestobe, Vasilkovskoye, Kyzylsorskoe, Southern Karaultube, Uzboi, Shirotnaya, Symbat, Komarovskoye, Elevatornoye, Akkarginskoye, Varvarinskoye, Zhetykarinskoye

Western Kazakhstan	Yubileynoye

Southern Kazakhstan	Akbakay Group deposits (Akbakay, Beskempyr, Aksakal, Karyernoye), Aksakal-Beskempyr, Mynaral, Zharkulak, Karamurun, Arkharly, Kumysty

Gold is mined in Kazakhstan not only at gold ore deposits, but also at complex deposits, which are mined primarily to extract other metals, such as zinc or copper, and where gold is subsequently extracted as a co-product of the non-ferrous metals production process.

At present, approximately 100 companies have a licence or a subsoil contract for developing gold deposits in Kazakhstan but, of these, only 35 produce gold. The largest producers of gold in Kazakhstan at present are JSC Kazzinc, where gold is extracted as a product of zinc production, and TOO Kazakhmys Corporation, where gold is extracted as a product of copper production. The next largest gold mining companies in Kazakhstan by tonnage of gold reserves are JSC Vasilkovskoye Zoloto and Ivanhoe Mines Ltd.

OJSC Vasilkovskoye Zoloto, a joint venture between Floodgate Holding, a Dutch gold mining company, and the Kazakh government, has rights to the Vasilkovskoye gold deposit, located in the Kokshetau district of the Akmola region, 17 kilometres north west of the city of Kokshetau.

Ivanhoe Mines Ltd has a 70% interest in the Bakyrchik gold deposit, located in north-eastern Kazakhstan approximately 100 kilometres from the city of Semipalatinsk. No large-scale development of this deposit has been undertaken to date.

Overview of the Gold Mining Environment in Russia

According to the Russian Union of Gold Miners, total mining and production (including by-products and secondary products) increased by 11.2% in 2009 from 2008 levels, amounting to 6.6 million troy ounces (205 tonnes). On the whole, industrial gold mining in 2009 from alluvial and primary ore deposits in Russia increased to 5.7 million troy ounces (178 tonnes), or by 8.8%. In 2009, hardrock gold output increased by 14.9 tonnes to 125.2 tonnes (4.0 million troy ounces) and alluvial gold output slightly decreased to 53.1 tonnes (1.7 million troy ounces). The share of hardrock gold, as a proportion of the total output from Russia, increased from 59.8% to 61.0%. The amount of gold produced by the Polyus Gold Group represented approximately 21% of the total Russian output in 2009.

PART IX

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

KazakhGold

The table below shows KazakhGold’s historical consolidated financial information as at and for the years ended 31 December 2007, 2008 and 2009. The historical consolidated financial information as at and for the years ended 31 December 2008 and 2009 has been derived from the audited consolidated financial statements as of and for the year ended 31 December 2009 incorporated by reference in this Prospectus. The historical consolidated financial information as at and for the year ended 31 December 2007 has been derived from the audited consolidated financial statements as at and for the year ended 31 December 2007 incorporated by reference in this Prospectus.

As disclosed elsewhere in this Prospectus, in connection with the preparation of the audited consolidated financial statements as at and for the year ended 31 December 2009, KazakhGold restated the comparative 2008 information included in such 2009 consolidated financial statements for material identified errors, changes in accounting policies and reclassifications. As a result of this restatement, the comparative information for 2008 included in the audited consolidated financial statements as at and for the year ended 31 December 2009 are not comparable in all respects to the consolidated financial statements for the year ended 31 December 2008. The 2008 financial information presented throughout this Prospectus has been derived from the comparative 2008 information included in the audited consolidated financial statements for the year ended 31 December 2009 incorporated by reference in this Prospectus and not the previously published 2008 consolidated financial statements. For consistency purposes, KazakhGold has also restated the 2007 financial information included in this Prospectus to reflect the 2008 restatements for material errors, changes in accounting policies and reclassifications. The 2008 and 2007 restated selected financial information below is unaudited.

KazakhGold, Kazakhaltyn and Jenington have commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. alleging, among other things, that the defendants had misappropriated funds intended for capital expenditures and overstated gold sales and production information in 2008 and 2007. See “Part VI – Information on KazakhGold – Litigation”. Based on the information available to it to date, the Board of KazakhGold believes that the effect of the misappropriation of the funds intended for capital expenditures has been substantially reflected in the restatements of the 2008 unaudited consolidated financial information contained in the 2009 audited consolidated financial statements of the KazakhGold Group, and that the restated gold sales revenue for 2008 reflects some of the adjustments required to account for the overstatement of gold sales that KazakhGold now alleges to have been made during that period. However, based on the information available to it to date, the Board of KazakhGold believes that the previously published 2008 and 2007 gold sales and gold production information is likely to have been overstated.

The consolidated financial statements have been prepared in accordance with IFRS. Although the consolidated financial position and results of operations are presented in U.S. dollars, the presentation currency under IFRS, investors should not construe those translations as a representation that those amounts could be converted from one currency to another at any particular rate or at all.

The selected financial data should be read in conjunction with “Part X – Operating and Financial Review of KazakhGold” and the consolidated financial statements of KazakhGold, including the notes to those financial statements, incorporated by reference in this Prospectus. See “Part XI – Documents Incorporated by Reference”.

	For the year ended 31 December

	2009	2008 (Unaudited)	2007 (Unaudited	)

	(In thousands of US dollars, except for per share amounts)
Consolidated income statement data
Gold sales	58,434	54,262	176,996
Other sales	1,943	—	—

Total revenue	60,377	54,262	176,996

	For the year ended 31 December

	2009	2008 (Unaudited)	2007 (Unaudited )

	(In thousands of US dollars, except for per share amounts)
Cost of gold sales	(57,296)	(71,304)	(85,188)
Cost of other sales	(2,846)	—	—

Gross profit/(loss)	235	(17,042)	91,808
Selling, general and administrative expenses	(39,746)	(28,595)	(26,513)
Other expenses, net	(32,621)	(204,254)	(49,224)
Finance costs	(31,841)	(25,285)	(18,524)
Income from investments	—	7,509	11,599
Foreign exchange (loss)/gain, net	(45,927)	452	(4,643)

(Loss)/profit before income tax	(149,900)	(267,215)	4,503
Income tax benefit/(expense)	6,161	10,200	(32,366)

Loss for the year	(143,739)	(257,015)	(27,863)

Basic and diluted loss per share attributable to shareholders of the parent company for the year (US dollars)	(2.70)	(4.89)	(0.56)

Consolidated cash flow data
Net cash (used in)/generated from operating activities	(48,987)	(185,560)	60,452
Net cash used in investing activities	(7,372)	(21,478)	(99,116)
Net cash generated from/(used in) financing activities	47,642	58,157	(241)
Net (decrease) in cash and cash equivalents	(8,717)	(148,881)	(38,905)
Effect of translation to presentation currency on cash and cash equivalents	(1,718)	2,562	(5,562)

	As at 31 December

	2009	2008 (Unaudited)	2007 (Unaudited	)

	(In thousands of US dollars, except for per share amounts)
Consolidated balance sheet data
Cash and cash equivalents	3,531	13,966	160,285
Total assets	225,753	301,752	530,501
Non-current borrowings	20,812	203,272	221,194
Current borrowings	257,816	41,306	4,504
Total liabilities	352,923	322,969	347,107
Total equity	(127,170)	(21,217)	183,394

Polyus Gold

The table below shows Polyus Gold’s historical consolidated financial information as at and for the years ended 31 December 2007, 2008 and 2009. Financial information as at and for the years ended 31 December 2007, 2008 and 2009 has been derived from the audited consolidated financial statements of Polyus Gold incorporated by reference in this Prospectus, which were prepared in accordance with IFRS. Although the consolidated financial position and results of operations are presented in U.S. dollars, the presentation currency under IFRS, investors should not construe those translations as a representation that those amounts could be converted from one currency to another at any particular rate or at all.

	For the year ended 31 December

	2009	2008	2007

	(In thousands of US dollars, except for per share amounts)
Consolidated income statement data
Gold sales	1,199,088	1,062,331	849,023
Other sales	26,136	24,987	18,096

Total revenue	1,225,224	1,087,318	867,119
Cost of gold sales	(575,122)	(558,118)	(449,216)
Cost of other sales	(25,541)	(25,061)	(25,866)

Gross profit	624,561	504,139	392,037
Selling, general and administrative expenses	(155,012)	(134,960)	(261,776)
Research and exploration expenses	(1,265)	(4,959)	(6,217)
Other expenses, net	(32,955)	(17,056)	(10,329)
Finance costs	(18,870)	(4,417)	(6,629)
Income/(loss) from investments	14,197	(217,591)	61,537
Foreign exchange gain/(loss), net	1,364	(2,685)	8,484

Profit before income tax	432,020	122,471	177,107
Income tax	(108,837)	(62,110)	(85,299)

Profit for the year	323,183	60,361	91,808

	For the year ended 31 December

	2009	2008	2007

	(In thousands of US dollars, except for per share amounts)
Attributable to:
Shareholders of the parent company	321,604	51,507	85,809
Non-controlling interest	1,579	8,854	5,999
Basic and diluted earnings per share (US cents)	180	29	49
Consolidated cash flow data
Net cash generated from operating activities	343,100	192,233	244,646
Net cash (used in)/generated from investing activities	(516,065)	70,886	(368,746)
Net cash (used in)/generated from financing activities	(56,698)	(43,588)	42,337
Net (decrease)/increase in cash and cash equivalents	(229,663)	219,531	(81,763)
Effect of translation to presentation currency on cash and cash equivalents	4,197	(46,879)	13,740

	As at 31 December

	2009	2008	2007

	(In thousands of US dollars, except for per share amounts)
Consolidated balance sheet data
Cash and cash equivalents	173,360	398,826	226,174
Total assets	3,790,879	3,078,862	3,773,450
Non-current borrowings	26,394	—	—
Current borrowings	173,437	—	20,909
Total liabilities	649,908	284,321	464,489
Total equity	3,140,971	2,794,541	3,308,961

PART X

OPERATING AND FINANCIAL REVIEW OF KAZAKHGOLD

This Operating and Financial Review should be read in conjunction with KazakhGold’s consolidated financial statements and the related notes thereto incorporated by reference in Part XI of this Prospectus.

The KazakhGold Group is a leading gold miner in Kazakhstan with a broad gold reserves base. KazakhGold Group’s key operating mines are located in Northern Kazakhstan, and it also has development properties in Eastern Kazakhstan and Romania, as well as potential development opportunities in Kyrgyzstan.

Change in Ownership

In June 2009, the Board of Directors of KazakhGold recommended to shareholders and holders of GDRs to accept a Partial Offer made by Jenington, an indirect wholly owned subsidiary of Polyus Gold, to acquire a 50.1% stake in KazakhGold. On 30 July 2009, Jenington announced that the Partial Offer had become unconditional as to acceptances and on 14 August 2009 announced that the Partial Offer had become unconditional in all respects.

Prior to completion of the Partial Offer, a lack of working capital and protracted underinvestment led to serious problems at all production units. Regular maintenance works had not been performed on either mining or processing equipment, resulting in an increasing number of emergency shutdowns and a significant amount of downtime. Defects in boiler operations led to breakdowns of the ventilation systems in the mines, resulting in disruption of blasting works in the winter period.

The mills used to process ore were found to be in an extremely deteriorated condition: the lack of proper armature had led to the deformation of drums, and the plants had not been equipped with adequate controlling and measuring instrumentation, resulting in inadequate monitoring, controlling, and management of the production process. Due to the high level of deterioration of the mills and the pumping equipment, ore processing operations were subject to frequent interruptions. In addition, a failure to perform adequate maintenance had also led to the freezing of sludge lines at the Bestobe plant.

In June 2009, there was a fire at an important administrative site in Stepnogorsk. During the fire and subsequent cleanup, substantially all historical financial information in respect of the activities of KazakhGold’s subsidiaries were destroyed. Moreover, the accounting information and databases for the periods prior to 1 January 2009 were subsequently lost as a result of technical breakdowns with the subsidiaries’ servers. This series of fires and other disruptions at the KazakhGold Group has led to the destruction of significant historical data, including the loss of historical financial information. Project documentation which remains available is mostly outdated or is incomplete. The new management of KazakhGold has expended substantial time and effort to gather information to understand the historical transactions which contributed to the KazakhGold Group’s current difficult financial situation.

The KazakhGold Group’s liquidity crisis in the first half of 2009 also resulted in delays to salary payments, and there was a substantial outflow of qualified personnel.

Following the completion of the Partial Offer, a majority of the incumbent Board of Directors were replaced by representatives of Polyus Gold, and a new executive management team was installed. The new management immediately undertook efforts to arrest the deterioration in production levels and stabilise the KazakhGold Group’s financial situation. The new management identified that KazakhGold Group required an immediate injection of working capital and the performance of urgent maintenance and repairs works at its mines, improvements to its operations, strengthening of its internal systems of control and reconstruction of a significant portion of its production facilities. Since the Partial Offer, Jenington has contributed a total of USD 100 million in the form of two shareholder loans, which were entered into in August 2009 and February 2010, to provide KazakhGold with funds for working capital purposes and to fund the consent fee payable to holders of the Senior Notes in connection with the Partial Offer. See “Part VI – Information on KazakhGold – Material Contracts”.

The new management has initiated an extensive series of measures aimed at streamlining the KazakhGold Group’s structure, improving control systems, upgrading production assets and strengthening its reserves base. A new long-term comprehensive strategy is being developed. Based on its initial assessment, the new management estimates that the KazakhGold Group may require up to USD 600 million of investment in order to raise gold output, improve efficiency and increase reserves.

Since their appointment following the completion of the Partial Offer, the new management has taken a number of actions aimed at intensifying production and exploration activities, accelerating the implementation of measures required in order to undertake an audit of the KazakhGold Group’s reserves in accordance with the JORC Code and improving controls over its operating and financial activities.

In the third quarter of 2009, modernisation began at the three main production units of KazakhGold, located in Stepnogorsk region of Akmolinsky area of Kazakhstan: Aksu, Bestobe and Zholymbet. In the final five months of 2009, total investments in these assets amounted to USD 7 million.

During the final five months of 2009, an upgrading programme of underground mine equipment was initiated at all mines, and repair works were performed at all mills. At Zholymbet, the construction of hypochlorite preparation and tailings neutralisation workshops was completed. In addition, KazakhGold Group performed capital and repair works at its production workshops, administration building and mines.

Other projects in the final five months of 2009 included: the resumption of production at the heap leaching complexes at Aksu and Bestobe; the completion of capital repair works at the Ventilyatsionnaya shaft at Bestobe; the reconstruction of the sludge line at Bestobe; the installation of a water purification system at Bestobe to ensure the stable supply of drinking water; and the performance of capital repair works at the KazakhGold Group’s administration complex.

At Aksu, the modernisation of shafts Nos. 39-40 was completed and operations resumed, and capital repair works at the administration complex at shaft No. 40 were performed. In addition, capital and maintenance repair works at a number of production and administration facilities were carried out.

Investment plans for 2010

The investment budget for 2010 is USD 62 million, comprising USD 33 million for an upgrade of production facilities and USD 29 million for exploration. In addition, approximately USD 13 million was budgeted for the development of Romanian projects. As a result of the ongoing production upgrades, improved gold production results are expected in 2010 and management is currently targeting an annual gold production of approximately 106 thousand ounces.

The KazakhGold Group’s announced development strategy contemplates an increase in its proved and probable reserves in accordance with JORC Code to reach 8 million ounces in 2010, and a further increase, to 10 million ounces, is anticipated in 2011. There can be no assurance that this expected amount of proved and probable reserves will be realised. See “Part VI – Information on KazakhGold – Development Strategy and Programme”.

Restatement of the consolidated financial statements

Since their appointment following the completion of the Partial Offer, and as a result of fires and other disruptions which destroyed significant historical information, the new management has been focusing on recovering and restoring KazakhGold’s primary accounting and production documentation, in order to understand and confirm the historical accounting information of the KazakhGold Group. In the course of preparing the consolidated financial statements for 2009, certain errors have been identified in respect of the previously published consolidated financial statements of KazakhGold for the years ended 31 December 2008 and 2007. Moreover, the new management team has reconsidered certain accounting policies and presentations and has addressed these items in the preparation of the financial statements for the year ended 31 December 2009.

The information included in this Operating and Financial Review is based on the consolidated financial statements for the years 2007, 2008 and 2009, prepared by the new management of KazakhGold. Information in this Operating and Financial Review includes the effects of the restatements of the previously published consolidated financial statements for the years 2007 and 2008. Details of these changes are set below:

Change in accounting policies

Common control transactions

In 2009, management of the KazakhGold Group changed its accounting policy for accounting for common control transactions. Previously, the accounting for the acquisition of the entire share capital of Romanshorn LC AG by KazakhGold Group Limited from the common controlling party (this acquisition occurred during the year ended 31 December 2005) was accounted as capital contribution with the acquired assets and liabilities initially recognised at fair value and the corresponding increase to equity within the line item, “Capital Contribution”. Under the new accounting policy, the assets and liabilities of subsidiaries acquired from entities under common control are recorded at the carrying values recognised by the transferor. Any difference between the carrying value of the net assets of subsidiaries acquired and the consideration paid by KazakhGold is accounted for as an adjustment to shareholders’ equity.

Management concluded that a change in accounting policy for common control transactions will result in the financial statements providing more reliable and relevant information about the effects of such transaction and the KazakhGold Group’s financial position and results of its financial performance and will be more comparable to the KazakhGold Group’s peers.

Revaluation model for property, plant and equipment

With effect from 1 January 2009, the KazakhGold Group has changed its accounting from the historical cost method to a revaluation model for subsequent measurement of its property, plant and equipment.

In June 2009, before the acquisition of the KazakhGold Group by Polyus Gold and after the issuance of the consolidated financial statements of the KazakhGold Group prepared in accordance with IFRS for the year ended 31 December 2008, there was a fire at the KazakhGold Group’s premises which led to the loss of a significant amount of historical information including purchase and construction costs of property, plant and equipment. As a result of these circumstances, management was unable to restore information on opening balances for property, plant and equipment, and the revaluation model for the measurement of property, plant and equipment became a tool to provide reliable and relevant information about the Group’s assets.

As of 1 January 2009, the Group has revalued all classes of property, plant and equipment based on a valuation performed by an independent professionally qualified valuer. Most of the assets subject to revaluation represent specialised items of property, plant and equipment that are not widely traded on secondary markets. The Group used the depreciated replacement cost approach as the main approach to valuation of property, plant and equipment. The Group primarily used a market based approach for valuation of land.

Amortisation of mining assets

In 2009, the KazakhGold Group changed its accounting policy for amortisation of mining assets. Previously, mining assets were amortised over the estimated useful life of mining reserves on a “unit-of-production” basis. Under the new accounting policy, mining properties are amortised on the basis that represents the greater amount as determined on a straight-line basis over the life of the Group’s mines or the unit-of-production basis, which are based on estimated proven and probable ore reserves. Management believes that using this basis will provide more relevant information about wear and tear of these assets due to the fact that, during recent years, extraction volumes were at historically low levels, but regardless of the low production level, there is ongoing reduction in the life of the assets which should be reflected in profit and loss. The policy has been applied retrospectively which resulted in a decrease in previously reported property, plant and equipment.

Correction of errors

Accounting for the acquisition of Norox Mining Company Limited

In 2009, management identified an error in the original accounting for the acquisition of 100% of the share capital of Norox Mining Company Limited in 2007. Norox Mining Company Limited is the owner of 66.7% of the share capital of JSC Talas Gold Mining Company. At the time of the original accounting, the acquisition of Norox Mining Company Limited was treated as an asset acquisition. The fair values of identifiable net assets were determined and the difference between consideration transferred and fair value of identifiable net assets acquired was recognised as “Negotiation Rights” within intangible assets.

Management determined in 2009 that the negotiation rights did not meet the recognition criteria for intangible assets at the date of acquisition of Norox Mining Company Limited as these rights did not arise from contractual or other legal rights.

Capitalisation of certain construction, repair and maintenance works at 31 December 2008

In 2009, management identified errors in the treatment of certain costs that were recorded as asset additions during 2008. These costs did not meet the criteria for asset recognition and should have been expensed when incurred, together with finance costs capitalised on those assets, instead of being reflected as asset additions. Comparative financial information for 2008 has been restated to write off these additions and to reflect them as costs during the period.

In addition, management has made an assessment of taxes and penalties to which the KazakhGold Group is exposed due to inappropriate capitalisation of the property, plant and equipment. As a result, additional value added tax has been recorded in the 2008 restated statement of financial position. See “– KazakhGold Group’s operating results – Discussion of results of operations for the years ended 31 December 2009, 2008 and 2007 – Other expenses, net”. The correction of the errors reduced retained earnings by USD 193 million at 31 December 2008.

Advances paid to contractors and revenue from sales of gold

In 2008, the KazakhGold Group recorded revenue from gold sales in the amount of USD 36,739 thousand to a customer, as part of a series of offsetting arrangements with certain suppliers to the KazakhGold Group. Accounts receivable from these gold sales were not repaid by 31 December 2008, but were purportedly settled by the customer with the KazakhGold Group’s suppliers. As a result of such purported settlement, advances paid to suppliers of the same amount were recorded in the KazakhGold Group’s consolidated financial statements for the year ended 31 December 2008.

In 2009, management performed an investigation of the relevant transactions and concluded that there was no substance to the transactions. The financial effect of this error has been corrected and the consolidated financial statements have been restated to reflect the reversal of previously recorded revenues and trade and other receivables.

Other errors

The new management also identified other errors which have been adjusted as at 31 December 2008. Individually they are not as significant as those discussed above, and are described in detail in the consolidated financial statements as at, and for the year ended, 31 December 2009.

These other errors included:

Environmental obligations

In 2009, management identified an error in the original calculation and accounting for environmental obligations. Under its subsoil use agreements, the KazakhGold Group is obliged to perform works to remove production facilities and restore damaged sites. At the time of the original accounting, not all works that are required to be performed under the KazakhGold Group’s subsoil use agreements were included in the calculation of environmental obligations. The KazakhGold Group has restated the previously reflected financial statements to account for an increase in environmental obligations.

Historical costs and other provisions

In 2009, management identified an error in accounting for historical costs related to a charge levied by the Government of the Republic of Kazakhstan to compensate the State for historical geological works in respect of mineral reserves and resources. Under subsoil use agreement No. 145, the KazakhGold Group is obliged to reimburse historical costs to the government of the Republic of Kazakhstan in the total amount of USD 8,991 thousand. A liability for these costs had not been recognised as at 31 December 2008. The 2008 comparative financial statements have been restated to record the appropriate liability.

Tax liabilities

In 2009, management performed a reconciliation of tax liabilities of the KazakhGold Group as of 31 December 2008. As a result of the reconciliation, management identified errors in the amount of current tax payable and other taxes payable recorded at 31 December 2008. The 2008 comparative financial information have been restated to correct these errors.

The analysis in this Operating and Financial Review refers to results after adjusting for the aforementioned errors, reclassifications, and changes in accounting policy. The new management of KazakhGold is continuing to review and analyse the information it has received regarding these errors and the circumstances giving rise to these errors. Management has implemented a series of measures to improve its internal controls, including instituting stricter controls and monitoring processes.

Reclassifications

KazakhGold has reclassified certain amounts in the 2008 financial statements to be consistent with the presentation applied by management in 2009. These reclassifications resulted from: (i) Polyus Gold obtaining control of the KazakhGold Group through acquisition of a majority shareholding and as such KazakhGold modified the presentation of certain items to align with new parent company, and (ii) certain amounts from prior year have been disaggregated in the current year, and as a result the prior year presentation has been revised to achieve comparability with the current year presentation.

The cumulative effect of the changes in accounting policy, restatement of errors, and reclassifications on the KazakhGold Group’s results of operation for the year ended 31 December 2008 and the KazakhGold Group’s financial position as at 31 December 2008 is presented in the table below.

CONSOLIDATED INCOME STATEMENT 2008

	Amounts previously reported	Change in accounting policies and restatement adjustments (Unaudited)	Reclassification adjustments (Unaudited)	Restated (Unaudited)

	(US dollars in thousands, except per share amounts)
Revenue	91,001	(36,739)	—	54,262
Cost of gold sales	(55,852)	4,417	(19,869)	(71,304)
Other operating income	2,496	3,238	(5,734)	—
Distribution expenses	(466)	—	466	—
Abnormal production expenses	(19,869)	—	19,869	—
Other administrative expenses	(54,552)	12,956	41,596	—
Other operating expenses	(10,540)	(185,529)	196,069	—
Finance income	7,509	—	(7,509)	—
Finance costs	(16,531)	(8,754)	—	(25,285)
Income tax benefit	175,615	(165,415)	—	10,200
Selling, general and administrative expenses	—	—	(28,595)	(28,595)
Other expenses, net	—	—	(204,254)	(204,254)
Income from investments	—	—	7,509	7,509
Foreign exchange gain, net	—	—	452	452

Profit/(loss) for the year	118,811	(375,826)	—	(257,015)

Basic and diluted earnings/(loss) per share (US dollars)	2.26	(7.15)	—	(4.89)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION 2008

	Amounts previously reported	Change in accounting policies and restatement adjustments (Unaudited)	Reclassification adjustments (Unaudited)	Restated (Unaudited)

	(US dollars in thousands)
Assets
Property, plant and equipment	1,215,229	(963,442)	6,652	258,439
Intangible assets	74,518	(69,133)	(5,385)	—
Inventories (non-current)	—	—	1,950	1,950
Inventories (current)	22,390	(2,873)	(1,950)	17,567
Trade and other receivables	63,114	(52,017)	(4,506)	6,591
Advances paid to suppliers	—	—	1,267	1,267
Income tax prepaid	—	—	1,972	1,972
Equity and liabilities	—	—	—	—
Capital contribution	510,000	(497,314)	—	12,686
Translation reserve	64,780	(52,940)	—	11,840
Retained earnings/(Accumulated losses)	158,102	(424,804)	—	(266,702)
Long-term borrowings	204,642	—	(1,370)	203,272
Short-term borrowings	41,874	—	(568)	41,306
Long-term obligations under finance leases	—	—	1,370	1,370
Short-term obligations under finance leases	—	—	568	568
Trade payables	32,645	12,901	(30,570)	14,976
Other payables and accrued expenses	—	—	5,724	5,724
Other taxes payable	—	—	24,846	24,846
Current taxes payable	8,972	(8,972)	—	—
Environmental obligations	10,189	9,917	—	20,106
Other non-current liabilities	—	4,029	—	4,029
Deferred tax liabilities	137,054	(130,282)	—	6,772

KazakhGold, Kazakhaltyn and Jenington have commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. alleging, among other things, that the defendants had misappropriated funds intended for capital expenditures and overstated gold sales and production information in 2008 and 2007. See “Part VI – Information on KazakhGold – Litigation”. Based on the information available to it to date, the Board of KazakhGold believes that the effect of the misappropriation of the funds intended for capital expenditures has been substantially reflected in the restatements of the 2008 unaudited consolidated financial information contained in the 2009 audited consolidated financial statements of the KazakhGold Group, and that the restated gold sales revenue for 2008 reflects some of the adjustments required to account for the overstatement of gold sales that KazakhGold now alleges to have been made during that period. However, based on the information available to it to date, the Board of KazakhGold believes that the previously published 2008 and 2007 gold sales and gold production information is likely to have been overstated.

Senior Notes

On 1 October 2009, KazakhGold notified the Trustee for its Senior Notes that it had decided not to publish interim financial statements for the first six months of 2009 (covering the period prior to the completion of the Partial Offer), as required by the terms of the Senior Notes, as it was then in the process of trying to recover and restore primary accounting and production information, in order to confirm the historical accounting records. On 15 February 2010 KazakhGold further notified the Trustee that the entry into the USD 50 million loan agreement with Jenington on 4 February 2010 did not comply with certain terms and conditions of the Senior Notes, since, in order to have the loan made without delay or additional cost, KazakhGold had not obtained an opinion on the terms of the loan from an independent investment bank nor was the loan subordinated in accordance with the restriction on indebtedness covenant under the terms of the Senior Notes. Although KazakhGold has not received any enforcement notice from the Trustee, KazakhGold cannot be certain that Noteholders holding at least 25% of the outstanding Senior Notes will not take enforcement action in respect of this event of default, upon which the Senior Notes, together with accrued interest, will become immediately due and payable. As a result of the events of default, the Senior Notes have been re-classified as current liabilities in KazakhGold’s financial statements. See “– Review of financial sustainability and solvency”. Completion of the Transactions would also result in a default of certain terms of the Senior Notes. See “Part VI – Information on KazakhGold – Material Contracts – Financing Arrangements – Senior Notes”. On 2 July KazakhGold announced that it had commenced a consent solicitation to obtain from holders of the Senior notes a waiver of the events of default described in this paragraph, such defaults arising in connection with the Transactions, and any default that may arise as a result of any restructuring, redomiciliation or liquidation of KazakhGold’s subsidiary, Romanshorn LC AG. Romanshorn is a subsidiary of KazakhGold, and any such restructuring, redomiciliation or liquidation would not have any affect on the assets, liabilities or financial condition of theKazakhGold Group as a whole. The waivers will be considered at a meeting of Noteholders scheduled for 27 July 2010. To be passed, the resolution considered at the meeting requires a majority voting in favour consisting at least three-quarters of the votes cast at a duly convened and quorate meeting. In connection with the consent solicitation, KazakhGold has undertaken to pay a U.S.$5 consent fee for each U.S.$1,000 in principal amount of the Notes held, payable to each Noteholder who votes in favour of the resolution, and does not later revoke their vote, in the event that the resolution is passed. If obtained, such waivers would remain valid until 31 December 2010. KazakhGold will consider exercising its right arising on or after 6 November 2010 under the terms of the Senior Notes to redeem the Senior Notes at a redemption price equal to 104.688% of the principal amount of the Notes, plus accrued and unpaid interest to the redemption date, subject to market conditions. Any such redemption is subject to internal or external financing. There can be no assurance that KazakhGold will make any such redemption or otherwise repurchase the Senior Notes. If the waivers are obtained but the Senior Notes are not otherwise redeemed or repurchased on or prior to 31 December 2010, then the Senior Notes would become in default in respect of the matters for which such waivers are sought on such date. No assurance can be given that KazakhGold will obtain such consents and waivers from the Noteholders. KazakhGod intends to comply with the reporting requirements of the Senior Notes in the future.

Loan Agreements with Jenington

On 14 August 2009, KazakhGold entered into a USD 50 million loan agreement with its controlling shareholder, Jenington, in order to fund the consent solicitation fee payable in connection with the January 2009 consent solicitation with respect to its Senior Notes. See “Part VI – Information on KazakhGold – Material Contracts”. The loan bears interest at the rate of USD one month LIBOR for the applicable period plus 6%. Interest may be capitalised provided that the aggregate of the principal amount outstanding under the loan and accrued interest would not exceed USD 50 million. The loan is repayable no later than three months from the date on which KazakhGold receives the proceeds of the Placing. Jenington may elect to convert, in whole or in part, its right to repayment of the loan into KazakhGold Shares at a conversion price of USD 1.50 per KazakhGold Share, although it may not exercise this right before the date on which Polyus and Jenington have agreed the initial allocations for the Placing, provided that the total amount of principal of and capitalized interest on the loan to be so converted cannot exceed USD $50 million. Jenington has notified KazakhGold that, conditional upon the completion of the Proposed Combination and the Placing, it will convert the August 2009 Jenington loan into new KazakhGold Shares, such shares to be delivered to the Depositary under KazakhGold’s DR Programmes, with Level I GDRs and Regulation S GDRs evidencing such KazakhGold Shares distributed in the Jenington Distribution. See “Part V – Information on the Transactions – The Jenington Distribution”.

On 4 February 2010, KazakhGold entered into a USD 50 million loan agreement with its controlling shareholder, Jenington, for working capital purposes until the completion of the Placing. The loan bears interest at the rate of 9.27% per annum. Interest is capitalised during the term of the loan. The loan is repayable no earlier than the date on which KazakhGold receives the proceeds of the Placing and no later than three months from such date, but in any event no later then nine months from the date of the loan agreement. KazakhGold may elect to convert, in whole or in part, Jenington’s rights to repayment of the loan, together with the accrued interest, into KazakhGold Shares or GDRs at a conversion price per share or GDR equal to the average of the closing prices of the GDRs on the London Stock Exchange for the period of 20 trading days ending on a trading day immediately preceding the date on which the conversion notice is served on the lender. KazakhGold expects to repay this loan, together with accrued interest, from the proceeds of the Placing.

The Placing

In connection with the Partial Offer, Jenington agreed with KazakhGold to underwrite an announced USD 100 million Placing of new ordinary shares of KazakhGold pursuant to the Backstop Underwriting Agreement. The Placing was completed on 1 July 2010, with settlement expected on or about 6 July 2010.The Placing proceeds are expected to be used to repay the USD 50 million shareholder loan, together with accrued interest, made by Jenington in February 2010, with the remainder of the proceeds to be used for general corporate purposes.

KazakhGold Group’s operating results

External market factors affecting the financial results of the KazakhGold Group

The KazakhGold Group’s operating results are affected by movements in currency exchange rates, and the price of gold, as well as the price of other commodities, such as oil and steel.

The market price of gold is one of the most significant external factors influencing the profitability of the KazakhGold Group. During 2009, the global gold price experienced high volatility, reaching its lowest level of USD 810 per troy ounce (London p.m. fixing) in January and its highest level of USD 1,212.5 per ounce in December. The average annual gold price in 2009 (London p.m. fixing) was USD 972.4 per ounce, compared to USD 872 per ounce in 2008. As a result of higher average prices, KazakhGold increased its gold sales revenue by 7.7% in 2009, as compared with 2008, despite a decrease in sales volume over the same period. The global price of gold increased by 24% from USD 874.5 on 2 January to USD 1087.5 per ounce on 30 December (the first and the last business days of 2009, respectively).

In 2008, the average gold price reached a then record of USD 871.96 per troy ounce, which was 25% higher than the previous record set in 2007 of USD 695.39 per troy ounce (in nominal values). The price had peaked in March 2008 at USD 1,011.25 per troy ounce, surpassing the previous historic maximum in 1980, when the price of a gold troy ounce was USD 850 (in nominal value). The gold price has continued to increase in 2010, with the average annual gold price for the first four months of 2010 (London p.m. fixing) equal to USD 1,118.7 per ounce.

The results of the KazakhGold Group are also affected to a significant extent by currency exchange rates. The KazakhGold Group’s revenue from gold sales is denominated in US dollars, whereas most of the operating expenses of KazakhGold are denominated in Kazakh tenge. In February 2009, in response to deterioration of global macroeconomic conditions, the National Bank of Kazakhstan devalued the tenge by adjusting the exchange rate band for the tenge, which led to an immediate increase in the tenge exchange rate from tenge 120 per USD to tenge 150 per USD. The devaluation of the tenge partially contributed to a decrease in the cost of gold sales of 19.6% in 2009, as compared with 2008.

A significant portion of costs included in the cost of sales of the KazakhGold Group are also directly or indirectly impacted by the prices of oil and steel. Changes in oil prices impact the prices of heating oil, diesel fuel, gasoline and lubricants for mining and construction equipment. Steel forms the basis for the price of all rolled metal products, pipes, machinery and vehicles. Global prices for oil and steel had been increasing through the second half of 2008, prior to a substantial decline following the deterioration of global markets in the second half of 2008.

Discussion of results of operations for the years ended 31 December 2009, 2008 and 2007

The following table sets forth a summary of results of the operations of the KazakhGold Group for the years ended 2009, 2008 and 2007.

	Year ended 31 December			2009 against 2008	2008 against 2007

	2009	2008 (Unaudited)	2007 (Unaudited)%		%

	(US dollars in thousands, except for per share amount)
Gold sales	58,434	54,262	176,996	7.7	(69.3)
Other sales	1,943	—	—	100.0	—

Total revenue	60,377	54,262	176,996	11.3	(69.3)

Cost of gold sales	(57,296)	(71,304)	(85,188)	(19.6)	(16.3)
Cost of other sales	(2,846)	—	—	100.0	—

Gross profit/(loss), including	235	(17,042)	91,808	(101.4)	(118.6)

Gross profit on gold sales	1,138	(17,042)	91,808	(106.7)	(118.6)

Gross profit margin	0.4%	(31.4%)	51.9%	(101.2)	(160.5)
Selling, general and administrative expenses	(39,746)	(28,595)	(26,513)	39.0	7.9
Other expenses, net	(32,621)	(204,254)	(49,224)	(84.0)	314.9
Finance costs	(31,841)	(25,285)	(18,524)	25.9	36.5
Net income from investments	—	7,509	11,599	(100.0)	(35.3)
Foreign exchange (loss)/gain, net	(45,927)	452	(4,643)	(10,260.8)	109.7

Loss before income tax	(149,900)	(267,215)	4,503	(43.9)	6,034.2

Pre-tax margin	(248.3%)	(492.5%)	2.5%	(49.6)	(19,800.0)
Income tax benefit/(expense)	6,161	10,200	(32,366)	(39.6)	(131.5)

Loss for the year	(143,739)	(257,015)	(27,863)	(44.1)	822.4
Net loss attributable to minority interest	(840)	—	—	100.0	—

Net loss attributable to shareholders of the parent company	(142,899)	(257,015)	(27,863)	(44.4)	822.4

Net profit margin	(238.1%)	(473.7%)	(15.7%)	(49.7)	2917.2

Loss per share – basic and diluted (USD)	(2.70)	(4.89)	(0.56)	(44.8)	773.2

Gold sales

The following tables show the results and volumes of gold sales for the years ended 2009, 2008 and 2007:

	Year ended 31 December

	2009	2008 (Unaudited)	2007 (Unaudited)

Gold sales (USD thousands)	58,434	54,262	176,996
Gold sales (thousand troy ounces)	69.34	62.38	253.06
Weighted-average gold selling price (USD per troy ounce)	842.7	n.d.	n.d.
Average p.m. fixing price in London (USD per troy ounce)(1)	972.4	872	695.4
Deficit of average selling price under average evening fixing price (USD per troy ounce)	(129.7)	n.d.	n.d.

1.	Source: LBMA.

KazakhGold, Kazakhaltyn and Jenington have commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. alleging, among other things, that the defendants had overstated gold sales and production information in 2008 and 2007. See “Part VI – Information on KazakhGold – Litigation”. Based on the information available to it to date, the Board of KazakhGold believes that the restated gold sales revenue for 2008 set forth in the table above reflects some of the adjustments required to account for the overstatement of gold sales that KazakhGold now alleges to have been made during that period. However, based on the information available to it to date, the Board of KazakhGold believes that the previously published 2008 and 2007 gold sales information is likely to have been overstated.

Gold sales revenue increased by 7.7% to USD 58,434 thousand in 2009 from USD 54,262 thousand in 2008, primarily due to higher realised gold prices, which offset the reduction in sales volumes. In 2009, KazakhGold Group sold 69.34 troy ounces of gold in the form of sludge, floatation and gravitation concentrates and other semi-products. The continuing decline in production during these years was due to a protracted period of underinvestment and mismanagement, which led to the deterioration of production facilities and created operating inefficiencies.

Investments to upgrade KazakhGold’s operating capacity, as well as the overall restructuring programme, began immediately after the acquisition of the KazakhGold Group by Polyus Gold in August 2009. Those measures are expected to increase production to approximately 130 thousand ounces in 2010.

In 2009, the weighted-average gold selling price was USD 842.7 per troy ounce compared to the benchmark of USD 972.4. This discount reflects the fact that gold produced and sold by KazakhGold are semi-products and require further processing.

Cost of gold sales

Cost of gold sales decreased by 19.6% in 2009, to USD 57,296 thousand in 2009, from USD 71,304 thousand in 2008. The decrease was primarily due to decreases in production volumes, as well as a decline in the costs of key cost drivers denominated in KZT (salaries, and overheads), which declined in US dollar terms as a result of devaluation of the KZT. In 2008, the cost of gold sales was USD 71,304 thousand, a decrease of 16.3% compared to USD 85,188 thousand in 2007.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 39.0% to USD 39,746 thousand in 2009 from USD 28,595 thousand in 2008, primarily as a result of increased costs related to the Partial Offer, as well as consent fees paid to bondholders in connection with the Partial Offer.

Selling, general and administrative expenses increased by 7.9% to USD 28,595 thousand in 2008 from USD 26,513 in 2007. There were no major changes in administrative activities in these periods.

Other expenses, net

Other expenses in 2009 primarily relate to the effects of new management’s efforts to improve its operations, including identifying and disposing of unneeded assets and inventory. Other expenses in 2008 in the amount of USD 204,254 thousand consist primarily of certain costs that were recorded as asset additions during 2008. These costs did not meet the criteria for asset recognition and should have been expensed when incurred, together with finance costs capitalised on those assets, instead of reflected as asset additions. In 2008, comparative financial information has been restated to write off these additions and to reflect them as costs during the period. See “–Restatement of the consolidated financial statements”. These expenses principally comprised of payments made under contracts, but for which there was insufficient evidence that services or goods were received. The new management team presumes the contracts to be with related parties. See “Part VI – Information about the KazakhGold Group – Litigation”. In addition, management has made an assessment of taxes and penalties to which the Group is exposed due to inappropriate capitalisation of the property, plant and equipment. As a result, additional value added tax payable has been recorded in the 2008 restated statement of financial position. The KazakhGold Group is investigating the circumstances surrounding such contracts. The new management team presumes the contracts to be with related parties. Recoverable taxes on these inappropriate expenses have been accrued as payable. In 2009, other expenses represent accruals for bank guarantee provision of USD 11,650 thousand due to the supplier defaulting, a loss on revaluation of property, plant and equipment of USD 11,079 thousand, and other items.

Finance costs, income from investments and foreign exchange (loss)/gain

	Year ended 31 December			2009 against 2008	2008 against 2007

	2009	2008 (Unaudited)	2007 (Unaudited)%		%

	(US Dollars in thousands)
Finance costs	(31,841)	(25,285)	(18,524)	25.9	36.5
Income from investments	—	7,509	11,599	(100)	(35.3)
Foreign exchange (loss)/gain	(45,927)	452	(4,643)	(10,260.8)	(109.7)

The substantial portion of the KazakhGold Group’s finance costs are coupon payments for the Senior Notes. In addition, in June 2009, KazakhGold obtained two subordinated loans for the total amount of USD 31.0 million from Gold Lion Holdings Limited, then its controlling shareholder, in order to fund an interest payment on the Senior Notes and redemption payments on its outstanding Kazakh bonds. In August 2009, KazakhGold also entered into a USD 50 million loan agreement with Jenington, to provide it with funds for working capital purposes and to fund the consent fee payable to holders of the Senior Notes in connection with the Partial Offer. See “Part VI – Information on KazakhGold – Material Contracts”.

In 2009, the KazakhGold Group’s finance costs amounted to USD 31,841 thousand, an increase of 25.9% from USD 25,285 thousand in 2008. The finance costs included the interest on borrowings in the amount of USD 27,436 thousand, the major portion being interest paid on Senior Notes. The rest was related to interest payments on bank loans from Sberbank, Kazkommertzbank and HSBC and interest on loans from Gold Lion and Jenington.

In 2008, the KazakhGold Group’s finance costs amounted to USD 25,285 thousand, an increase of 36.5% from USD 18,524 thousand in 2007. Both in 2008 and 2007, the major item within finance costs was interest on borrowings, amounting to USD 21,807 thousand and USD 14,863 thousand, respectively.

In 2009, currency exchange losses amounted to USD 45,927 thousand, arising primarily from financing activities. The most significant loans are USD denominated, and the underlying records are in tenge. The effect of the depreciation in value of the tenge has led to an exchange loss at the subsidiary level.

Income tax

Effective income tax benefit rates for 2009 and 2008 of 4.1% and 3.8%, respectively, were substantially different from the effective rate in Kazakhstan in 2009 of 20% (28.5% in 2008), as a significant portion of the expenses are not deductible for tax purposes and therefore resulted in a decrease in income tax benefit. Moreover, an allowance for deferred tax asset was provided in the full amount at 31 December 2009 as there is an uncertainty over future taxable profits.

Other sales and cost of other sales

In 2009, other sales amounted to USD 1,943 thousand. The cost of other sales amounted to USD 2,846 thousand. Other sales included revenues from hotels and ancillary services. The cost of other sales included non-mining operating expenses, such as hotel operations, and other ancillary services.

Review of financial sustainability and solvency

As at 31 December 2009, the KazakhGold Group had a working capital deficiency of USD 277,394 thousand. The deficit primarily results from the amount owed on the Senior Notes in the amount of USD 200,000 thousand having an original maturity in 2013. The Senior Notes have been classified as current liabilities as at 31 December 2009 as a result of the KazakhGold Group’s default on its financial and reporting covenants. Management believes that it can successfully negotiate the repayment of the Senior Notes to 2013, the original maturity, or refinance it with another facility. The KazakhGold Group has modified its operational structure and increased its production at facilities during the period from August 2009. As a result of these adjustments, the KazakhGold Group has been able to decrease its loss in 2009 compared to 2008. If the maturity date of the Senior Notes, which are guaranteed by Polyus Gold, is not renegotiated or the KazakhGold Group’s improved productivity is not sufficient to fund the KazakhGold Group’s operations, the KazakhGold Group has the ability to obtain additional funding from its new parent, Jenington, or Polyus Gold. Jenington provided loan facilities to the KazakhGold Group of up to USD 50,000 thousand in 2009, and a further USD 50,000 thousand in February 2010. As part of the Partial Offer whereby Jenington acquired a 50.15% stake in KazakhGold, Jenington committed to underwrite a USD 100,000 thousand placement of shares in KazakhGold pursuant to the Backstop Underwriting Agreement. The Placing was completed on 1 July 2010, with settlement expected on or about 6 July 2010. The proceeds are expected to be used to repay the February 2010 USD 50 million loan agreement, together with accrued interest, with Jenington, as well as for general corporate purposes. Jenington has notified KazakhGold that, conditional upon the completion of the Proposed Combination and the Placing, it will convert the August 2009 Jenington loan into new KazakhGold Shares, such shares to be delivered to the Depositary under KazakhGold’s DR Programmes, with Level I GDRs and Regulation S GDRs evidencing such KazakhGold Shares distributed in the Jenington Distribution. See “Part V – Information on the Transactions – The Jenington Distribution”. Management intends to continue improving the operational results that were initiated in August 2009 as the new management continues to address maintenance shortcomings and underinvestment.

Based on the information discussed above, management believes that it will be able to meet its borrowings obligations and continue to finance its operational activities. Management has prepared a detailed forecast of cash flows for 2010 financial year and believes that future cash flows from operating and financing activities will be sufficient for the KazakhGold Group to meet its obligations as they become due.

Analysis of items of statement of financial position

KazakhGold’s consolidated statement of financial position as at 31 December 2009, 2008 and 2007 was as follows:

	Year ended 31 December	Year ended 31 December	Year ended 31 December
	2009	2008 (Unaudited)(1)	2007 (Unaudited)(1)

	(US dollars in thousands)
ASSETS
Non-current assets	199,918	260,389	238,784

Property, plant and equipment	197,051	258,439	235,926
Inventories	2,867	1,950	2,692
Investments in securities and other financial assets	—	—	166

Current assets	25,835	41,363	291,717

Inventories	14,265	17,567	21,766
Trade and other receivables	2,124	6,591	77,906
Advances paid to suppliers	1,905	1,267	—
Investments in securities and other financial assets	—	—	31,760
Income tax prepaid	3,057	1,972	—
Other current assets	953	—	—
Cash and cash equivalents	3,531	13,966	160,285

TOTAL ASSETS	225,753	301,752	530,501

EQUITY AND LIABILITIES

Capital and reserves	(127,170)	(21,217)	183,394

Share capital	9	9	9
Additional paid-in capital	220,950	220,950	170,544
Capital contribution	12,686	12,686	12,686
Revaluation surplus	7,787	—	—
Option premium on convertible debt	15,598	—	—
Translation reserve	25,401	11,840	9,935
Accumulated losses	(409,601)	(266,702)	(9,780)

Non-current liabilities	49,694	235,549	269,209

Borrowings	20,812	203,272	221,194
Environmental obligations	13,356	20,106	16,760
Deferred tax liabilities	—	6,772	17,076
Long-term obligations under finance lease	—	1,370	10,582
Other non-current liabilities	15,526	4,029	3,597

Current liabilities	303,229	87,420	77,898

Borrowings	257,816	41,306	4,504
Short-term obligations under finance lease	—	568	1,724
Trade payables	1,771	14,976	17,599
Other payables and accrued expenses	18,897	5,724	17,441
Income tax payable	—	—	28,463
Other taxes payable	24,745	24,846	8,167

TOTAL LIABILITIES	352,923	322,969	347,107

TOTAL EQUITY AND LIABILITIES	225,753	301,752	530,501

1.	The unaudited information as at 31 December 2008 and 2007 reflects adjustments made in connection with the effect of changes in accounting policies, reclassifications and correction of errors.

Assets

Non-current assets

The table below sets forth the components of the KazakhGold Group’s property, plant and equipment at 31 December 2009, 2008 and 2007:

	As at 31 December,

	2009	2008 (Unaudited)	2007 (Unaudited)

	(US dollars in thousands)
Exploration and evaluation assets	3,872	5,129	5,303
Mining assets	140,850	207,137	185,768
Non-mining assets	2,777	1,342	1,346
Capital construction-in-progress	49,552	44,831	43,509

Total property, plant and equipment	197,051	258,439	235,926

Capital expenditure levels remained low in 2009 due to the KazakhGold Group’s shortage of resources. The new strategy for KazakhGold is under development, and is expected to involve a significant increase in capital expenditures.

Current assets

Current assets amounted to USD 25,835 thousand as at 31 December 2009, a 37.5% decrease from USD 41,363 million as at 31 December 2008. The main contributor to the decrease was a reduction in cash and cash equivalents, which decreased from USD 13,966 thousand as at 31 December 2008 to USD 3,531 as at 31 December 2009.

Current assets amounted to USD 41,363 thousand as at December 2008, an 85.8% decrease from USD 291,717 thousand as at 31 December 2007. The items that showed the most significant decrease were cash and cash equivalents, investment in securities and other financial assets and trade and other receivables.

Equity and liabilities

Capital and reserves

As at 31 December 2009, the KazakhGold Group had a deficit of capital and reserves of USD 127,170 thousand, compared to a deficit of USD 21,217 thousand as at 31 December 2008. As at 31 December 2007, capital and reserves amounted to USD 183,394 thousand.

Non-current liabilities

As at 31 December 2009, the KazakhGold Group’s non-current liabilities amounted to USD 49,694 thousand, compared to USD 235,549 thousand in 2008. The change was primarily attributed to a decrease in Borrowings from USD 203,272 thousand as at 31 December 2008 to USD 20,812 thousand as at 31 December 2009. This decrease was due to the occurrence of an event of default under the Senior Notes which is continuing and the subsequent reclassification of obligations under the Senior Notes as current liabilities. In addition, in June 2009, KazakhGold obtained two subordinated loans for the total amount of USD 31,025 thousand from Gold Lion, then its controlling shareholder, in order to fund an interest payment on the Senior Notes and redemption payments on its outstanding Kazakh bonds.

Current liabilities

As at 31 December 2009, the KazakhGold Group’s current liabilities amounted to USD 303,229 thousand, compared to USD 87,420 thousand as at 31 December 2008. The increase was attributable to the reclassification of the Senior Notes as current liabilities for the reasons discussed above. In August 2009, KazakhGold also entered into a USD 50 million loan agreement with Jenington, to provide it with funds for working capital purposes and to fund the consent fee payable to holders of the Senior Notes in connection with the Partial Offer. See “Part VI – Information on KazakhGold – Material contracts”.

Cash flow analysis

The following table shows KazakhGold’s consolidated statement of cash flows for the years ended 31 December 2009, 2008 and 2007.

	For the years ended 31 December

	2009	2008 (Unaudited)	2007 (Unaudited)

	(US dollars in thousands)
(Loss)/profit before income tax	(149,900)	(267,215)	4,503
Adjustments for:
Amortisation and depreciation	17,659	20,164	9,510
Loss on revaluation of property, plant and equipment	11,079	—	—
Finance costs	31,841	25,285	18,524
Foreign exchange loss/(gain), net	45,927	(452)	4,643
Bank guarantee provision	11,650	—	—
Non-recoverable value added tax on construction, repair, maintenance and exploration works	5,219	27,112	—
Change in allowance for doubtful debts	3,594	6,002	2,129
Loss on disposal of property, plant and equipment	1,859	8,957	363
Income from investments	—	(7,509)	(11,599)
Loss on acquisition of Norox Mining Company	—	—	48,457
Other	1,881	(17,090)	2,341

Operating profit before working capital changes	(19,191)	(204,746)	78,871

Movements in working capital
Inventories	(2,842)	(5,203)	4,662
Trade and other receivables	(229)	62,682	7,403
Advances paid to suppliers	(990)	(546)	—
Other current assets	(851)	(955)	—
Trade payables	(10,470)	(6,534)	(11,279)
Other payables and accrued expenses	11,177	(11,753)	—
Other taxes payable	(1,672)	16,719	—

Cash flows from operations	(25,068)	(150,336)	79,657
Interest paid	(22,457)	(15,735)	(16,452)
Income tax paid	(1,462)	(19,489)	(2,753)

Net cash (used in)/generated from operating activities	(48,987)	(185,560)	60,452

Investing activities
Acquisition of subsidiaries, net of cash acquired and increase of ownership in subsidiaries	—	—	(609)
Purchase of property, plant and equipment	(7,372)	(64,159)	(80,577)
Proceeds from sale of property, plant and equipment	—	3,412	679
Interest received	—	7,509	10,508
Purchase of promissory notes and other financial assets	—	—	(29,117)
Proceeds from sale of promissory notes and other financial assets	—	31,760	—

Net cash used in investing activities	(7,372)	(21,478)	(99,116)

Financing activities
Proceeds from borrowings	91,288	23,000	6,800
Repayments of borrowings	(43,145)	(4,960)	(570)
Repayment of finance lease obligations	(501)	(10,289)	(6,471)
Proceeds from issuance of Company’s shares	—	50,406	—

Net cash generated from/(used in) financing activities	47,642	58,157	(241)

Net decrease in cash and cash equivalents	(8,717)	(148,881)	(38,905)

Effect of translation to presentation currency on cash and cash equivalents	(1,718)	2,562	(5,562)

Net cash and cash equivalents at beginning of the year	13,966	160,285	204,752

Net cash and cash equivalents at end of the year	3,531	13,966	160,285

KazakhGold has incurred losses in each of the years ended 31 December 2009, 2008 and 2007. Cash outflows from operating activities totalled more than USD 230 million for 2009 and 2008. On 5 May 2009, KazakhGold was unable to make the scheduled interest payment on its Senior Notes. In June 2009, KazakhGold obtained two subordinated loans in the total amount of USD 31 million from Gold Lion Holdings Limited, then its most significant shareholder, in order to fund this interest payment on the Senior Notes and redemption payments on its Kazakh bonds. At the time, most creditor payments were delayed, and salaries for many of the staff were in arrears. In August 2009 KazakhGold also entered into a USD 50 million loan agreement with Jenington, to provide it with funds for working capital purposes and to fund the consent fee payable to holders of the Senior Notes in connection with the Partial Offer.

Investing activities have declined each year from 2007, and this has contributed to the significant deterioration in production, sales, and to the large losses. Total cash balances have declined as the funds have been ineffectively spent, and not contributed to improving the productive capacity of the KazakhGold Group. Since 2008, the KazakhGold Group has had very restricted access to cash, and therefore has out of necessity reduced cash outflows.

PART XI

DOCUMENTS INCORPORATED BY REFERENCE

Financial Information on KazakhGold

The following financial information for KazakhGold, which is available at www.kazakhgold.com, is incorporated by reference to this Part XI:

Information incorporated by reference	Reference document	Page in the reference document

Financial Statements 2009, including Auditors’ Report	KazakhGold Group Limited Consolidated Financial Statements as of and for the year ended 31 December 2009	1-49
Financial Statements 2008, including Auditors’ Report	KazakhGold Group Limited Reports & Accounts 2008	25–80
Financial Statements 2007, including Auditors’ Report	KazakhGold Group Limited Reports & Accounts 2007	26–78

The audited consolidated financial statements of KazakhGold as at and for the year ended 31 December 2009 have been audited by ZAO Deloitte & Touche CIS (“Deloitte”).

The audited consolidated financial statements of KazakhGold as at and for the years ended 31 December 2008 and 2007 have been audited by BDO Stoy Hayward LLP.

Financial Information on Polyus Gold

The following financial information for Polyus Gold, which is available at www.polyusgold.com, is incorporated by reference to this Part XI:

Information incorporated by reference	Reference document	Page in the reference document

Financial Statements 2009, including Auditors’ Report	Polyus Gold Consolidated Financial Statements for the year ended 31 December 2009	1-56
Management report (Management’s discussion and analysis of the financial condition and results of operations) for 2009	Polyus Gold Management Report 2009	3-27
Financial Statements 2008, including Auditors’ Report	Polyus Gold Annual Report 2008	144–191
Management report (Management’s discussion and analysis of the financial condition and results of operations) for 2008	Polyus Gold Annual Report 2008	115–140
Financial Statements 2007, including Auditors’ Report	Polyus Gold Annual Report 2007	78–118
Management report (Management’s discussion and analysis of the financial condition and results of operations) for 2007	Polyus Gold Annual Report 2007	58–73

PART XII

UNAUDITED PRO-FORMA FINANCIAL INFORMATION OF THE
COMBINED GROUP

The following unaudited pro forma information has been prepared to show the effect on the consolidated net assets of KazakhGold as if the Transactions summarised below in which KazakhGold intends to acquire all, or substantially all of the issued share capital of Polyus Gold had occurred on 31 December 2009 and to show the effect on the income statement as if the acquisition of Polyus Gold by KazakhGold had occurred on 1 January 2009.

The unaudited pro forma condensed combined financial information shown below has been derived by applying the pro forma adjustments to the KazakhGold historical combined financial statements for the year ended December 31, 2009. The unaudited pro forma condensed financial information gives effect to the accounting for the Transactions, to the extent not already reflected in KazakhGold’s historical combined financial statements.

The Transactions include:

•	Private Exchange Offer. On 30 June 2010, KazakhGold announced the terms of a private exchange offer for 15% of the issued and outstanding securities of Polyus Gold at an exchange rate of: 9.260 Level I GDRs in exchange for each Polyus Share and 4,885 Level I GDRs in exchange for each Polyus ADS.

•	Jenington Exchange. On 30 June 2010, Jenington entered into an agreement with KazakhGold to exchange its entire holding of 10,776,161 Polyus Shares, representing 5.65% of Polyus Gold’s outstanding securities using the same exchange ratio as described above in the Private Exchange Offer.

•	Principal Shareholders Option Agreement. On 30 June 2010, KazakhGold entered into an option agreement with Coverico Holdings Co. Limited, Bristaco Holdings Co. Limited and Wandle Holdings Limited, to purchase the respective Polyus Securities owned by them, comprising in aggregate 74.3% of Polyus Gold’s outstanding securities in exchange for 9.260 Regulation S GDRs for each Polyus Share and 4.885 Regulation S GDRs for each Polyus ADS.

These Transactions represent a reverse acquisition of KazakhGold by Polyus Gold under IFRS. As a consequence, Polyus Gold will continue to consolidate KazakhGold as it has done since its acquisition of a controlling interest in Kazakh Gold on 30 July 2009.

The unaudited pro forma condensed consolidated income statement reflects the accounting acquisition of KazakhGold as if it occurred on January 1, 2009. The unaudited pro forma condensed consolidated income statement has been prepared in a manner consistent with the accounting policies adopted by Polyus Gold and KazakhGold in their last financial statements. The Transactions have no impact on the consolidated statement of financial position as Polyus Gold consolidated KazakhGold in its issued and publicly available 2009 consolidated financial statements. As a result, we have not presented a pro forma statement of net assets.

The unaudited pro forma adjustments are based on Polyus Gold and KazakhGold accounting records and certain assumptions that are factually supportable and give effect to events that are directly attributable to the acquisition. The Unaudited Pro Forma Financial Information has been presented for illustrative purposes only. Due to its nature, the pro forma information addresses a hypothetical situation and therefore does not represent KazakhGold’s actual financial position or results, nor is it necessarily indicative of future results of operations or financial condition. In addition to the matters above, the Unaudited Pro Forma Financial Information does not reflect the effect of future synergies and efficiencies associated with combining KazakhGold and Polyus due to the adoption of best practices, adjustments to reflect potential purchase of additional shares of Polyus Gold resulting from the mandatory tender offer required under Russian Joint Stock Companies law, nor does it reflect non-recurring charges such as costs incurred on the Transactions.

The Unaudited Pro Forma Financial Information should be read in conjunction with the information contained in “Selected historical consolidated financial data”, “Operating and financial review and prospectus”, “The Transactions, Polyus Gold’s consolidated financial statements, KazakhGold’s consolidated financial statements and accompanying notes incorporated by reference elsewhere in this Prospectus.

UNAUDITED PRO FORMA INCOME STATEMENT

Unaudited pro forma income statement for the year ended 31 December 2009

(In thousands of US Dollars)

	KazakhGold historical	Polyus Gold Historical	Pro forma adjustments		Pro forma income statement
	(1)	(2)	(3)	(4)

Gold sales	58,434	1,199,088	(26,918)	—	1,230,604
Other sales	1,943	26,136	(1,457)	—	26,622

Total revenue	60,377	1,225,224	(28,375)	—	1,257,226
Cost of gold sales	(57,296)	(575,122)	24,848	(6,228)	(613,858)
Cost of other sales	(2,846)	(25,541)	1,714	—	(26,673)
Gross profit	235	624,561	(1,813)	(6,228)	616,695
Selling, general and administrative expenses	(39,746)	(155,012)	15,686	—	(179,072)
Research expenses	—	(1,265)	—	—	(1,265)
Other expenses, net	(32,621)	(32,955)	4,106	—	(61,470)
Finance costs	(31,841)	(18,870)	15,808	—	(34,903)
Income from investments	—	14,197	—	—	14,197
Foreign exchange (loss)/gain, net	(45,927)	1,364	(897)	—	(45,460)

(Loss)/profit before income tax	(149,900)	432,020	32,890	(6,228)	308,722
Income tax benefit/(expense)	6,161	(108,837)	(377)	943	(102,110)
(Loss)/profit for the year	(143,739)	323,183	32,513	(5,345)	206,612

1.	Represents KazakhGold Group Limited’s historical financial information for the year ended 31 December 2009 incorporated by reference in this Prospectus.
2.	Represents Polyus Gold’s historical information for the year ended 31 December 2009 incorporated by reference in this Prospectus. Polyus Gold financial statements include the results of KazakhGold Group Limited from the date of acquisition in July 2009 to 31 December 2009.
3.	Represents the elimination of consolidated income statement of KazakhGold Group for the period from the acquisition date through 31 December 2009 as these results are already included in consolidated income statement of Polyus Gold for the year ended 31 December 2009.
4.	Represents additional amortization expense of mineral rights recorded in connection with the acquisition of KazakhGold and the corresponding tax impact.
5.	The adjustments in footnotes 3 and 4 are not expected to have a continuing impact on KazakhGold.

PART XIII

REGULATORY MATTERS

The Code on Takeovers and Mergers

The Panel is the regulatory body which publishes and administers the Code, which applies to, among others, all public companies resident in the UK, the Channel Islands or the Isle of Man if any of their securities are admitted to trading on a regulated market in the UK or any stock exchange in the Channel Islands or the Isle of Man. KazakhGold is subject to the Code.

The Code includes the following mandatory bid obligation in Rule 9:

•	any person who acquires shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more of the voting rights of a company; and

•	any person who holds (together with persons acting in concert with him) not less than 30% but not more than 50% of the voting rights of a company and such person (or any person acting in concert with him) acquires additional shares which increases his percentage of voting rights, is, except with the consent of the Panel, required to make a general offer in cash to all shareholders of that company for the remaining issued shares not then owned by him (or persons deemed under the Code to be acting in concert with him) at not less than the highest price paid by him for ordinary shares within the previous 12 months.

Regulation of the Kazakh Gold Industry

General

Prior to the Transactions, KazakhGold conducted the majority of its mining operations in Kazakhstan. The following is a summary of mining regulations in the Republic of Kazakhstan.

In Kazakhstan, all subsoil reserves belong to the Republic of Kazakhstan, which may grant exploration and production rights in relation to those reserves. Prior to August 1999, the Republic of Kazakhstan established subsoil use rights by granting a licence and entering into a relevant subsoil use contract with the licensee. In August 1999, the Government of Kazakhstan abolished the two-tier process and can now establish subsoil use rights by entering only into a subsoil use contract (i.e., no licence is required). The previous regime, however, still applies to subsoil use licences granted before the abolishment of the licensing regime.

Many of the requirements that were applicable to the previous regime are also applicable to the new regime. The Government of Kazakhstan has developed a model, post-August 1999, subsoil use contract, although the parties to such contracts are free to negotiate the terms.

Kazakh law generally prohibits – and subsoil contracts usually explicitly prevent – changes in legislation from having a retroactive negative effect on the terms and conditions of subsoil use rights. This is subject to certain exceptions such as: the protection of the environment, health and safety, national security and taxation. Kazakh law also protects contractual provisions where amendment to a contract requires the parties’ consent.

The subsoil use licensing regime

KazakhGold acquired the majority of its mining rights after March 1996. As such, the relevant legislation for most of KazakhGold’s mining rights is the Law “On Subsoil and Subsoil Use” (the “Kazakhstan Subsoil Law”) introduced by the Government of Kazakhstan in January 1996.

The Kazakhstan Subsoil Law, which replaced previous licensing regulations, acknowledged the effectiveness of licences and contracts issued or entered into prior to its introduction. Prior to 1999, the Kazakhstan Subsoil Law required subsoil users to have licences for exploration, production and combined exploration and production, and to execute a contract in respect of the same.

Prior to 1999, the Kazakhstan Subsoil Law required subsoil licences and related contracts to contain the following terms:

Exploration Licences

•	information about the licensee;

•	the determination of the borders of the contract area;

•	the term of the licence and the date of commencement of works;

•	the type and deadline for execution of the supporting contract;

•	the minimum work programme;

•	conditions and procedure for relinquishment of the parts of the contract area;

•	obligations on the subsoil user to comply with environmental and safety laws of Kazakhstan; and

•	conditions concerning the extension of the licence term.

Production Licences

•	information about the licensee;

•	the determination of the borders of the contract area;

•	the term of the licence and the date of commencement of works;

•	the type and deadline for execution of the supporting contract;

•	work programme;

•	preliminary conditions concerning the investment obligations of the licensee into the project and development of the industrial and social infrastructure of the contract area;

•	conditions concerning compliance with subsoil use, environmental and safety legislation;

•	conditions for extension of the licence; and

•	conditions on education and training and the use of local personnel.

A combined (i.e., exploration and production) licence was required to contain all of the conditions of both an exploration licence and a production licence.

The Term of Licences

Under the Kazakhstan Subsoil Law, the Kazakh licensing agency granted:

•	exploration licences for up to six years, and, provided that if the licensee fulfilled the agreed work programme and other obligations under the licence and related contract, the Kazakh licensing agency would generally grant two further extensions each for a term of up to five years;

•	production licences for up to 25 years with no limits on the number or term of further extensions; and

•	combined licences for which each of the exploration element and the production element of the licences would be granted for the respective durations stated above.

The Kazakhstan Subsoil Law empowered the Kazakh licensing agency to extend the term of exploration or production licences if the licensee applied for such extension no later than 12 months prior to the expiration of the relevant licence. On 1 December 2004, the Ministry for Energy and Mineral Resources of the Republic of Kazakhstan (“MEMR”) replaced the Kazakh licensing agency, and is now the responsible body for granting extensions and dealing with unexpired licences.

Suspension, Termination or Revocation of Licences

The Kazakhstan Subsoil Law introduced the concept of suspension, whereby the Kazakh licensing agency could inform the subsoil user of a breach of its licence or contract. The subsoil user would then be granted a period of time to rectify the breach and avoid termination of its subsoil use rights. To the extent that the grounds for and details of suspension are not already defined in the Kazakhstan Subsoil Law, they are generally defined in the contracts.

The Kazakh licensing agency had the authority to suspend, terminate and revoke a licence and these powers are now held by MEMR, as follows:

Suspension

MEMR has the right to suspend a licence for a period of up to six months if the licensee:

•	conducts activities not contemplated by the licence or which violate the conditions of the licence;

•	carries out activities contemplated by the licence but not in accordance with the works programme stipulated by the contract; or

•	during the process of its activities, systematically or materially breaches any applicable environmental protection and safety legislation.

If MEMR suspends a licence, it also suspends the corresponding contract.

In December 2006, the concept of suspension was abolished, although it remains in force for the licences and contracts issued and concluded before December 2006. Nevertheless, in practice courts usually do not enforce a suspension of a licence or contract before revocation or termination.

Revocation

MEMR has the right to revoke a licence:

•	if the licensee fails to rectify the circumstances which resulted in the suspension by MEMR of the licence or fails to do so within the period granted by MEMR;

•	if the licensee has not complied with provisions of the licence concerning the timeframe for the conclusion of a contract, except either where such non-compliance was not the fault of the licensee or where the licensee has reasonable grounds for it; and

•	upon failure of the licensee to comply with certain measures, namely if the subsoil user has not:

•	commenced exploration or production within the required timeframe; or

•	produced the required amount, or

•	complied with a notice by MEMR requiring the licensee to commence exploration or production or to procure that the licensee conducts relevant subsoil use operations in accordance with the best practice of subsoil reserves development within the deadlines imposed by such notice.

If MEMR revokes a licence, it also terminates the corresponding contract and the licensee will be liable for any losses caused by the premature revocation of the licence and termination of the contract.

Termination

MEMR has the right to terminate a licence upon:

•	the expiry of the licence term;

•	the termination of the corresponding contract on grounds of non-fulfilment by the licensee of the licence conditions or upon determination of contract invalidity;

•	the liquidation of the licensee; and

•	the revocation of such licence by MEMR.

In addition, if it was a condition for granting a licence that the licensee had a particular shareholding structure, a change in such structure without the consent of MEMR could give grounds for the termination of such licence.

As described above, following the Government of Kazakhstan’s abolition of the “licence plus contract” regime in August 1999, MEMR now grants rights to exploration and production on the basis of a single contract executed by a subsoil user and the relevant governmental body. The required contents of such contracts are similar to those indicated above. Contracts must now also contain an obligation on the subsoil user to ensure that local personnel have equal working conditions and compensation to foreign personnel, including subcontractors. In addition, subsoil users and their subcontractors must acquire Kazakh goods, works and services by way of tender. Persons in violation of these requirements may incur fines or other penalties.

Rehabilitation

Kazakh law requires all subsoil users carrying out subsoil use operations to rehabilitate land affected as a result of their subsoil use operations. The subsoil user is required to establish a liquidation fund for these purposes in accordance with the procedure set forth by Kazakh law. Subsoil use contracts reflect the statutory rehabilitation requirements and impose specific measures.

Assignment, transfer and amendments of subsoil use rights

Subsoil users may only assign or amend subsoil use rights with the prior consent of MEMR, except when the legal successor of a subsoil user assumes all such rights and obligations as a result of corporate reorganisation. The prior consent of MEMR is also required in relation to the assignment of the subsoil user’s shares or participation interests, pledges of the subsoil use rights and transfers of subsoil use rights or the subsoil user’s shares or participation interests in the course of winding up proceedings.

Subsoil users may not transfer subsoil use rights for a period of 2 years from the effective date of the subsoil use contract unless such transfer is due to the winding up of the subsoil user, a forfeiture in respect of a pledged subsoil use right, or the succession or reorganisation of the subsoil user. Such limitations do not apply to the transfer or acquisition of a subsoil use right by a “National Company” (a company designated in the list presented to Kazakh law) or its subsidiary.

State pre-emption right

Article 71 of the Kazakhstan Subsoil Law provides the Kazakh state with a pre-emptive right to acquire subsurface use rights and equity interests in the event of a transfer of such rights or interests in entities holding subsurface use rights and in any entity which may directly or indirectly determine or exert influence on, decisions made by a subsurface user, if the main activity of such entity is related to subsurface use in Kazakhstan. This pre-emptive right permits the Kazakh state to purchase any such subsurface use rights or equity interests being offered on terms no less favourable than those offered by other purchasers. The relevant-government authority has the right to terminate a subsurface user contract if a transaction takes place in breach of this law. These provisions apply both to Kazakh and overseas entities. If an overseas entity is in breach of the right of pre-emption rule, MEMR may terminate the subsoil user’s contract with the affiliate of the overseas entity, but cannot exercise the right of pre-emption in respect of disposals which have occurred without notice or unwind such prior transactions. The Kazakh government has waived its pre-emption right in respect of the KazakhGold Shares and DRs to be issued in the Transactions.

Relinquishment

The licence or contract, as applicable, of a subsoil user determines its obligations to return the relevant contract area to the Republic of Kazakhstan, except in areas in which the subsoil user has made a commercial discovery (i.e., the detection of mineral deposits suitable for commercial production). This process is known as relinquishment and must occur in accordance with the relevant contractual provisions during the term of the licence or contract, including any extension.

Balance reserves

When granted rights to conduct subsoil use operations, a subsoil user is provided with the information on the level of reserves contained in the relevant contract area. Kazakh legislation defines certain categories of resources depending on their economic importance, such as reserves (which include balance reserves and non-commercial reserves) and forecast resources. Exploration of the contract area may lead to an increase in the level of balance reserves, a re-classification of reserves from the non-commercial to the balance reserve category (the latter being suitable for commercial use), or proof of the level of forecast resources (which implies a re-classification of such resources to the balance reserves category). If a re-classification of reserves from the non-commercial to the balance reserve category occurs, forecast resources are proved, or new balance reserves are discovered, the subsoil user is required to notify the State Commission on Mineral Reserves, which has the authority to confirm such proof. If the State Commission on Mineral Reserves approves such balance reserves or forecast resources (and transfers them to the balance reserves category), the finding becomes known as a commercial discovery. Within 90 days of each commercial discovery, the subsoil user must pay a tax representing 0.1% of the cost of the volume of recoverable mineral reserves as approved by the state body authorised for such purpose. The cost of the volume of recoverable reserves is determined according to a procedure set out in the Kazakhstan Tax Code.

Plots of strategic importance

Amendments to the Kazakhstan Subsoil Law as at October 2007 entitle the Government of Kazakhstan to approve a list of subsoil plots of strategic importance. As a result, if a subsoil user’s operations in relation to a subsoil plot of strategic importance result in material changes to the economic interests of the Republic of Kazakhstan which threaten the national security of the country, the law entitles a competent authority to require amendment or additions to the relevant subsoil user’s contract to protect the economic interests of the Republic of Kazakhstan.

The law entitles such a competent authority to terminate a contract unilaterally if:

•	within a period of two months following the receipt of a notice from the competent authority that requires amendments or additions to the terms and conditions of the relevant contract, the subsoil user fails to give its consent to hold negotiations on the contract or refuses to negotiate the issue;

•	within a period of four months from the date of obtaining the subsoil user’s consent to negotiate amendments or additions to the terms and conditions of the relevant contract, the parties fail to agree on such amendments or additions; or

•	within a period of six months from the date of reaching an agreement which protects the economic interests of the Republic of Kazakhstan, the parties fail to execute such amendments or additions to the terms and conditions of the relevant contract.

On 13 August 2009, the Government of Kazakhstan approved a list of subsoil plots of strategic importance containing 231 subsoil plots. The KazakhGold Group’s mining assets are not included in the list of subsoil plots of strategic importance.

A new draft law “On Subsoil and Subsoil Use” is being considered by the Government of Kazakhstan and is expected to be adopted in the fourth quarter of 2010. Adoption of a new subsoil law could have a material and adverse effect on the profitability, results of operations and financial position of the KazakhGold Group.

Environmental Regulation

The KazakhGold Group is subject to laws, regulations and other requirements relating to the protection of the environment in Kazakhstan, including the release of substances into the air and water, the management of waste disposal and the clean-up of mine sites. Issues of environmental protection in Kazakhstan are regulated primarily by the Environmental Code of the Republic of Kazakhstan No. 212-III dated 9 January 2009. In addition, the KazakhGold Group has undertaken to the Kazakh government to comply with applicable Kazakh and internationally accepted environmental and health and safety standards and requirements in its contract setting out its subsurface mineral rights in relation to the Aksu, Bestobe, Zholymbet and Quartzite Hills deposits. Environmental protection is regulated by the Ministry of Environmental Protection, the Sanitation and Epidemiological Service and the Ministry of Emergency Situations.

Before the enactment of the Environmental Code, the Ministry of Environmental Protection had authority to issue annual natural use permits in relation to the exploitation of natural resources in Kazakhstan. Under the Environmental Code, the Ministry of Environmental Protection, its local departments or local executive bodies issue emission permits with terms of three to five years (depending on the category of users of natural resources). The latest annual permit was granted to Kazakhaltyn on 29 December 2008 by the Ministry of Environmental Protection. Four months before the expiration of the emission permit, Kazakhaltyn will need to apply for a new permit. Under Kazakh law, the KazakhGold Group is also required to obtain a number of other certificates, permits and licences from various Kazakh government ministries, departments and agencies in relation to the use of potentially toxic chemicals, transportation of hazardous materials, the import of sodium cyanide and explosive materials for blasting, as well as water usage.

Emission permits

The concept of an emission permit was developed as a means for the Kazakh state to regulate the payment of such fees. Although the discharge of waste substances into underground water is not allowed in Kazakhstan, an emissions permit may be granted for the disposal of pollutants into the atmosphere, the disposal of waste waters into surface water reservoirs or onto the surface of the ground, hoarders, filtering fields, and the disposal of waste in the environment. The emission permit is a special permit that grants the subsurface user a temporary right to pollute the environment, including the right to emit substances into the atmosphere and release waste substances into surface and underground waters. Emission permits contain conditions governing the use of the environment. The obligation to obtain an emission permit arises under Kazakh law and subsurface use contracts concluded with the competent authority. Depending on the category of the user of natural recourses, an emission permit will be issued either by a regional department of environmental protection or by the Ministry of Ecology and Environmental Protection. Maslikhats, together with regional departments of environmental protection, determines the environmental fees and amounts payable for waste, emissions and discharges. At present, the rates of the environmental fees are established by Art. 495 of the Kazakhstan Tax Code. Maslikhats may

increase these rates, although by no more than two times (the rates of fees for the release into the atmosphere of pollutants that have arisen as a result of associated gas flaring may be increased by no more than 20 times). Payment of such fees does not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities.

In 2007, 2008 and 2009, Kazakhaltyn paid approximately KZT 27 million, KZT 38 million and KZT 22 million respectively, to the Environmental Protection Foundation for environmental pollution.

Water permits

The Water Code dated 9 July 2003 No. 481 is aimed at implementing governmental policy in relation to the utilisation and protection of water resources. The code sets out obligations for use of water and discharge into water, on the basis of Water Use Permits (“WUP”).

The KazakhGold Group’s WUPs could be withdrawn if the terms of special water use specified in the relevant WUP are breached or as a result of a general breach of water regulations. Such terms include monitoring of the quality of underground water, submission of statistical reports and monitoring reports, compliance with requirements relating to water protection during mining operations and regular checking of equipment. If the KazakhGold Group’s water use changes, for example, in relation to drilling of new wells, change of quality of underground waters or limits of water extraction, the KazakhGold Group is obliged to renew the WUP with the regional Committee of Water Recourses. The term of a WUP may be extended subject to compliance with requirements specified within the relevant WUP.

Enforcement

Article 116 of the Environmental Code specifies which state officials are responsible for monitoring environmental compliance and implementing proceedings for breach of environmental requirements. These officials include the Chief State Inspector and senior state inspectors representing the heads and deputy heads of departments and divisions of the Ministry of Environmental Protection. In addition, regional environmental prosecutors have the authority to supervise environmental compliance and initiate judicial proceedings.

Article 117 of the Environmental Code authorises the relevant state officials, in their enforcement of environmental protection measures, to:

•	inspect facilities with measuring devices and sampling equipment and, if necessary, provide for specialists and members of the public to make the necessary measurements and take samples (including samples of goods and materials) and analyse them;

•	request documents, test results and other materials required for supervisory purposes;

•	initiate the revocation of licences and/or termination of contracts for the use and removal of natural resources and/or suspension and cancellation of environmental or other permits for use of natural resources in cases where the environment and/or the health of the population has suffered significant damage;

•	consider cases where environmental administrative rules and procedures have been violated and provide the relevant authorities with such materials as may be necessary to bring administrative or criminal proceedings against the offending parties;

•	bring court proceedings for the limitation, suspension and prohibition of economic and other activities in cases where environmental legislation has been breached;

•	apply to the prosecutor’s office and law enforcement bodies for assistance in preventing or suppressing the actions of those who violate the environmental legislation of the Republic of Kazakhstan;

•	submit to MEMR proposals for terminating subsoil use contracts in cases where the subsoil users do not take the measures required of them by environmental legislation; and

•	assess or participate in the assessment of the degree of environmental damage caused as a result of violations of the applicable legislation and commence proceedings where necessary.

The decisions of relevant environmental protection officers must be implemented by everyone but may be challenged in accordance with court procedures.

Limitation for the commencement of proceedings

The time limit for bringing proceedings for breach of environmental requirements is governed by the general limitation provisions under Kazakh law set out in Article 178 of the Civil Code which provides for a three-year limitation period for civil charges and six month limitation period for administrative charges. This limitation does not apply to criminal charges for potential breach of environmental requirements.

Environmental liability

Under Kazakh law, if the operations of a company violate environmental requirements or cause harm to the environment, any individual or legal entity, the Ministry for Environmental Protection and its regional departments may suspend these operations. Alternatively a court action may be brought to limit or ban these operations and require such company to remedy the effects of the violation. Any company or employee that fails to comply with environmental regulations may be subject to administrative or civil liability, and individuals may be held criminally liable. The courts may also impose clean-up obligations on violators in lieu of, or in addition to, imposing fines. The imposition of a financial penalty does not absolve the offender from his clean-up obligations or his liability to pay monetary compensation for the environmental damage caused.

Subsurface licences and contracts granted or entered into by the Kazakh government also typically impose environmental obligations. The penalties for failing to comply with these obligations can be substantial.

Health and Safety Regulation

Health and safety practices in Kazakhstan are regulated by Labour Code No. 251-III dated 15 May 2007, Law No. 314-11 “On Industrial Safety at Hazardous Industrial Facilities” dated 3 April 2002 and the Republic of Kazakhstan Code on the People’s Health and Health System, dated 18 September 2009. Various government bodies have authority in the field of health and safety matters, including the Ministry of Labour and Social Protection of the Population, the Ministry of Emergency Situations and the Sanitation and Epidemiological Sendee, an agency of the Public Health Ministry.

Anti-monopoly Regulation

Under Kazakh law, the Agency of Republic of Kazakhstan for the Protection of Competition (the “Competition Agency”) is responsible for the supervision of competition matters relevant to the gold-mining industry. It regulates the competitive behaviour of entities that are not natural monopolies.

The Competition Agency maintains a register of entities with a dominant position in the market to improve the performance of its duties. Under the Law on Competition No. 112-IV dated 25 December 2008, a legal entity is deemed to be in a dominant position if, by virtue of its position in a certain market, it has power to control a respective market, including the power to significantly influence goods turnover conditions. Such a position may be considered dominant only if it is equal to or exceeds 35% of the market share.

The Competition Agency is responsible for creating and enforcing regulations on mergers, acquisitions and corporate reorganisation. The following transactions may be carried out only after obtaining the written approval of the Competition Agency:

•	a reorganisation by way of merger or consolidation;

•	the acquisition of more than 25% of the voting shares in a company, if prior to the acquisition a legal entity (or group of entities) did not dispose of the voting shares or disposed of 25% or less of the voting shares in the company;

•	a legal entity (a group of entities) obtaining ownership, possession and use, including on account of payment (or transfer) of the charter capital, of fixed production assets or intangible assets of the company, if the book value of the property exceeds ten percent of the book value of the fixed production assets and intangible assets of a company;

•	the acquisition by a person or legal entity of rights (including by virtue of a trust, joint operating agreement, contract of agency) allowing it to issue binding instructions to a company in the course of carrying out its business activities or to perform the functions of its management body;

•	the participation of the same individuals in the executive bodies, boards of directors, supervisory boards or other management bodies of two or more companies, provided that such individuals define in such companies the conditions of carrying out their entrepreneurial activities.

The written approval from the Competition Agency for the transactions above is required only if: (i) the aggregate book value of assets of the entities (or group of persons) being reorganised or the acquiring entity (or group of persons) and the entity whose voting shares (or participation interests or stakes) are being acquired or their aggregate volume of sales of goods for the last financial year exceeds 2,000,000 times the monthly calculation index (“MCI”) (approximately USD 17,165,500); or (ii) one of the persons participating in the transaction is a market entity holding dominant or monopolistic position on the relevant commodity market.

The vast majority of transactions requiring pre-completion approval by the Competition Agency fall within the second and fourth categories described above (i.e., the acquisition of more than 25% of the voting shares in a company and acquisition of rights allowing the acquirer to direct the business activities of the target company). If a transaction is completed without the consent of the Competition Agency, it may be invalidated by an application to the court by the Competition Agency on the grounds that such transaction creates or strengthens a dominant position of an entity or restricts competition. In addition, the Kazakh law provides for civil, administrative and criminal liability for breach of competition laws. See “Part II – Risk Factors – Risks Associated with the KazakhGold Group – Kazakh competition regulations and procedures are subject to uncertainties”.

Employment and Labour

Relations between employees and employers pursuant to an employment contract in Kazakhstan are primarily governed by the Labour Code No. 251-III dated 15 May 2007 (the “Labour Code”).

Employment contracts

Under Kazakh law, an individual’s employment contract may be for an indefinite term or for a fixed term of not less than one calendar year. If the employment relationship continues following the expiry of a fixed contract term, the employment relationship is deemed to be for an indefinite term. As a general rule, Kazakhaltyn concludes employment contracts with its employees for an indefinite term.

Under Kazakh law, an employee may terminate his employment contract by giving at least one month’s notice to the employer and Kazakhaltyn typically enters into employment contracts which allow either party to terminate by giving the other one-month’s notice. However, Kazakhaltyn may only terminate an employment contract on the basis of the specific grounds set out in the Labour Code. In circumstances where there has been a gross violation of work duties, repeated failure to perform duties or disclosure of confidential information, Kazakhaltyn may dismiss an employee without prior notice. Where Kazakhaltyn terminates an employment contract pursuant to another ground set out in the Labour Code (such as liquidation of the enterprise or redundancy), it must give the employee at least one month’s notice.

An employee who is dismissed due to liquidation of the enterprise, redundancy or who is conscripted into the Kazakh military is entitled to receive compensation equal to one average month’s salary. Pursuant to the “Law on Employment of the Population” dated 23 January 2001, an employer who intends to dismiss any of its employees by reason of its liquidation or on the grounds of redundancy is required to submit a notice of forthcoming dismissal to the relevant district employment department not later than two months prior to the date of the dismissal.

Work time

The Labour Code limits the normal duration of the working week to 40 hours, with overtime not exceeding four hours per week. For employees involved in heavy physical work or work under harmful or dangerous conditions, the working week is reduced to a maximum of 36 hours, with overtime not exceeding one hour per week. Under Kazakh law, employees are generally entitled to a minimum of 24 days annual paid leave. For employees involved in heavy physical work or who work under harmful or dangerous conditions, an additional six days paid leave must be provided.

Salary

The current minimum wage in Kazakhstan, as established by the “Law on Republican Budget for 2009”, is KZT 13,470 (USD 90) per month. Employees who work overtime or night shifts are required to be paid at least 150% of the minimum wage. Employees who work on bank holidays or at weekends are required to be paid at least 200% of the minimum wage. Employers are required to pay employees at least 50% of their average monthly salary for any downtime for which the employee is not at fault.

Kazakhaltyn’s current remuneration system has been approved by the trade union committee of the Trade Union of Mining and Metallurgical Industry of Kazakhstan as part of a collective agreement. Under this system, all employees are paid according to their individual performance and qualifications. The compensation consists of fixed salary and individual premium. For the purposes of individual premiums employees are graded on a scale from one to five in accordance with their experience and skills, and premium rates are set for each grade. Actual salaries are determined by multiplying the relevant tariff for the relevant grade by an industry-specific factor related to harmful or dangerous conditions of work. The multiplier for the mining industry is 1.6.

Trade Unions

Although the Law On Trade Unions was passed by the Kazakh parliament in 1993, in general terms, trade unions in Kazakhstan are still underdeveloped and have limited influence over the corporate decision making process.

Under Kazakh law, trade unions are entitled to represent their members in dealings with employers, their associations, government bodies, the prosecutor’s offices and in the courts. As part of their activities, trade unions may monitor compliance of employers with their statutory obligations towards their workers and have unrestricted access to the work places of their members and to relevant information in the employers’ possession. In the event of a breach of statutory obligations by an employer, a trade union may bring a claim against the employer in the courts or appeal to the prosecutor’s office. Trade unions are entitled under Kazakh law to participate in gatherings, meetings, strikes and other actions aimed at improving working conditions, increasing salaries or for other lawful reasons. Trade unions act through a committee of representatives elected by its members.

If enterprises operating in Kazakhstan self-liquidate or liquidate their structural subdivisions, change their type of ownership (state or private), or fully or partly suspend production, and such course of action leads to redundancies or the worsening of labour conditions, the relevant enterprise must give two-months’ prior notice to the trade unions and hold negotiations to protect the rights and interests of employees.

Previously under Kazakh law, an employer was not able to rescind an employment contract with a trade union member without the prior consent of the trade union. However, the Labour Code allows an employer to rescind an employment contract with a trade union member “subject to the reasoned opinion” of the trade union. While the interpretation of these words is not clear, it may mean that the employer needs only to consider the trade union’s opinion before making a decision.

Collective Agreements

Trade unions may enter into negotiations in relation to collective agreements on behalf of the their members with employers or their associations to protect and further the social and economic rights and interests of their members. Under the Labour Code, a collective agreement is an agreement between a group of employees and employer that regulates social and labour relationship at the enterprise.

The Trade Union of Mining and Metallurgical Industry of Kazakhstan typically negotiates a collective agreement with Kazakhaltyn every year on behalf of Kazakhaltyn’s current and former employees. The current collective agreement was entered into on 2 March 2010. Under the collective agreement Kazakhaltyn agreed to numerous undertakings which exceed its statutory obligations, including providing induction training and skills improvement training for its existing employees and providing specified amounts for health and safety measures, such as health checks, uniforms and training, providing an annual budget for social events and holidays.

Foreign labour

A Kazakh company wishing to employ foreign employees must generally obtain a work permit. A company applying for work permits on behalf of its foreign employees is required to pay a guarantee and warranty deposit to ensure that the foreign employees do not remain in Kazakhstan following the expiry of their work permits. Any such deposits are returned to the company upon the relevant employee’s departure.

Work permits are issued in accordance with quotas, which the Kazakh government establishes annually and distributes among the regions and the cities of Almaty and Astana based on its assessment of the local employment markets and the availability of qualified Kazakh personnel to fill the various positions. At present, the number of work permits is limited to 0.75% of the working population.

In order to protect the local labour market, employers are required to search, in a prescribed manner, for local employees to fill vacancies before submitting an application for a work permit.

Regulation of the Russian Gold Industry

Overview

The following are the main laws governing the Russian gold industry:

•	the Constitution of the Russian Federation dated 12 December 1993;

•	the Civil Code of the Russian Federation (the “Civil Code”);

•	the Land Code of the Russian Federation dated 25 October 2001 (as amended) (the “Land Code”);

•	the Federal Law dated 26 March 1998 No. 41-FZ “On Precious Metals and Gems” (as amended) (the “Precious Metals Law”);

•	the Subsoil Law;

•	the Federal Law dated 10 December 2003 No. 173-FZ “On Currency Regulation and Currency Control”, as amended (the “Currency Law”); and

•	the Foreign Investments Law,

and rules and regulations adopted in accordance therewith.

Subsoil Use and Mining

Subsoil licences

The Precious Metals Law, the Russian Subsoil Law and the regulations issued thereunder are the main laws which establish the licensing regime in Russia for the use of subsoil for geological research, exploration and production of mineral resources, particularly gold. In accordance with the Precious Metals Law, the Russian Subsoil Law governs the licensing of subsoil plots containing precious metals and gems, under which the Russian Federal Agency for Subsoil Use (the “Rosnedra”) may grant several types of subsoil licences in relation to geological research and exploration and production of natural resources, including:

•	combined licences for the exploration, assessment and production of natural resources;

•	licences for the geological exploration and assessment of a subsoil plot; and

•	licences for the production of natural resources.

See “Part VII – Information on Polyus Gold – Licences”.

Until January 2000, when the Federal Law No. 20-FZ “On Amendments and Supplements to the Russian Subsoil Law” introduced important amendments to the Russian Subsoil Law, the Russian Government’s Committee for Geology and Subsoil Use typically granted exploration licences for up to five years, production licences for up to 20 years and licences for combined activities for up to 25 years. Under the Russian Subsoil Law, as currently in effect, the maximum term of a regular exploration licence is still five years (although the maximum term of an exploration licence for geological exploration of subsoil plots under inland sea waters, territorial waters and continental shelf of the Russian Federation is ten years), and the Rosnedra may issue a production licence and combined licence for the useful life of a mineral reserves field, calculated on the basis of a feasibility study for exploration and production that ensures rational use and protection of the subsoil. The Rosnedra also usually grants a licence recipient rights to use the land surrounding the licence area.

Amendments to the Russian Subsoil Law, passed in August 2004, significantly changed the procedure for awarding exploration and production licences, in particular abolishing the joint grant of licences by federal and regional authorities. Under the Russian Subsoil law, as currently in effect, the Rosnedra now awards production licences and combined exploration and production licences by tender or auction. While the auction or tender commission formed by the Rosnedra must include a representative of the relevant region, the Russian Subsoil Law no longer requires the separate approval of regional authorities in order to issue subsoil licences. Regional authorities may, however, issue production licences for “common” mineral resources, such as clay, sand or limestone. A tender or auction in respect of subsoil plots of federal importance (as defined by Article 2.1 of the Russian Subsoil Law) and in certain other cases is arranged by the Government of the Russian Federation and the Government may set forth limitations for Russian legal entities with foreign shareholders to participate in the tenders and auctions in respect of subsoil plots of federal importance (see below). The Russian Subsoil Law provides that, in a tender, the licence should be awarded to the bidder which has submitted the most technically competent, financially attractive and socially and environmentally sound proposal that meets the relevant, published tender terms and conditions, and, in an auction, to the bidder which has offered the largest one-off payment for the use of the subsoil plot. The Rosnedra may also, with the consent of the federal authorities, issue licences for geological exploration and production without holding an auction or tender if holders of exploration licences discover mineral resource deposits through exploration work conducted at their own expense (except for the subsoil plots of federal importance).

The Federal Law dated 29 April 2008 No. 58-FZ “On Amending Certain Legislative Acts of the Russian Federation and Deeming Inoperative Certain Legislative Acts of the Russian Federation in Connection with the Adoption of the Federal Law on Procedure of Foreign Investment in Commercial Entities Having Strategic Importance for the Defence of the Country and the Security of the State” (the “Amending Law”) introduced certain further amendments to the Russian Subsoil Law, including the concept of subsoil plots of federal importance. Subsoil plots of federal importance include, among other things, subsoil plots with aggregate gold reserves exceeding or equal to 50 tonnes of hardrock gold. Pursuant to the Amending Law, if geological research conducted at a subsoil site has identified a deposit falling under the classification of a subsoil plot of federal importance, in the interests of national defence and security, the Russian Government may decide to deny a Russian legal entity with foreign participation the right to conduct exploration and production (even if a combined licence has already been issued to such subsoil user, which would entail the revocation of the licence subject to payment of compensation to the subsoil user for expenses incurred in conducting the geological research and reimbursement of the lump sum payment upon issue of the licence). The transfer for any reason of subsoil use rights to subsoil plots of federal importance to Russian legal entities controlled by foreign investors is prohibited, other than the transfer of rights in exceptional cases at the discretion of the Russian Government. See “– Foreign investment in sectors that are of strategic importance for the national security and defence of the Russian Federation, including the subsoil sector”.

Licensing agreements for subsoil use identify the terms and conditions for the use of the subsoil, the rights and obligations of the licensee and the manager of the subsoil plot and the level of payments. Although most of the conditions set out in a licence are based on mandatory rules, the parties may negotiate a number of provisions in a licensing agreement.

As a general rule, the Russian Subsoil Law prohibits transfer of rights of subsoil use, certified by a licence, with certain exceptions, including the following:

•	as a result of a merger or spin-off of legal entities provided that a transferee is a Russian legal entity;

•	to a newly established Russian legal entity in which the initial licence holder has at least a 50% interest;

•	from a parent company to a Russian subsidiary;

•	from a subsidiary to a Russian parent company;

•	between two subsidiaries of the same parent company, provided that a transferee is a Russian company; and

•	to a Russian legal entity as a result of the acquisition of property of a previous subsoil user in the course of insolvency proceedings.

Generally, the Russian Subsoil Law prohibits transfer of rights of subsoil use over the subsoil plots of federal importance to a Russian legal entity controlled by a foreign investor or a group of persons including a foreign investor if such foreign investor or such group of persons including a foreign investor: (i) directly or indirectly possess 10% or more of the total number of votes conferred by voting shares in the share capital of that entity; or (ii) have the right, on the basis of a contract or another ground, to issue binding instructions to that entity, including control over the business operations; or (iii) have the right to appoint chief executive officer and (or) more than

10% of the members of the collective executive body, and (or) have an unconditional right to elect more than 10% of the board of directors or another collective management body of that entity. Such entities may obtain the right of subsoil use over the subsoil plots of federal importance in exceptional cases at the discretion of the Russian Government.

A licence holder has the right to develop and to use (including to sell) resources extracted from the licence area for a specified period. The Russian Federation, however, retains ultimate state ownership of all subsoil resources.

Licences generally require the licence holder to make various commitments, including:

•	extracting an agreed target amount of reserves annually;

•	complying with specified requirements, including in relation to the use of technology;

•	conducting agreed mining and other exploratory and development activities;

•	protecting the environment in the licence areas from damage;

•	providing geological information and data to the relevant authorities;

•	submitting on a regular basis formal progress reports to regional authorities;

•	making all obligatory payments when due; and

•	participating in social and economic development of the relevant region.

The Polyus Gold Group’s material mining licences are scheduled to expire at different times during the period between 2010 and 2023. See “Part VII – Information on Polyus Gold – Licences”. In addition, some of these licences require periodic review and confirmation of reserves as a condition to continued mining under the licences.

Article 10 of the Russian Subsoil Law provides that a licence holder may, on application to the Rosnedra, extend its licence where the licence holder complies with the terms of the licence and where the exploration, assessment or development of the licensed field requires completion or wind-up operations. The Polyus Gold Group intends to extend its licences for each of the fields that it expects will continue to be productive following the end of their current periods. If it is determined that the Polyus Gold Group has not complied with the terms of the relevant licence, however, the Polyus Gold Group may not be able to extend the licence upon the expiration of its current period.

Governmental authorities may undertake periodic reviews for ensuring compliance by subsoil users with the terms of their licences and applicable legislation. The Federal Agency for Subsoil Use can fine a licensee for failing to comply with a subsoil production licence and can revoke, suspend or limit a subsoil production licence in certain circumstances, including:

•	a breach or violation by the licensee of material terms and conditions of the licence;

•	repeated violation by the licensee of subsoil regulations;

•	the failure by the licensee to commence operations within a required period of time or to produce required volumes, as specified in the licence;

•	the occurrence of an emergency;

•	the emergence of a direct threat to the life or health of people working or residing in the area affected by the subsoil use operations;

•	the liquidation of the licensee; and

•	failure to submit reporting data in accordance with legislation.

Mining allotments

Pursuant to the Russian Subsoil Law, the Rosnedra provides a subsoil plot to a subsoil user as a “mining allotment”, i.e., a geometric block of subsoil. The Rosnedra determines preliminary mining allotment boundaries at the time it issues the licence, which is subject to approval of the territorial bodies of the Russian Federal Service for Ecological, Technological and Nuclear Supervision (the “Rostechnadzor”). Following the preparation of a development plan by the licensee, which the state mining supervision authorities and an environmental examination committee must approve, Rostechnadzor approves the exact mining allotment boundaries based on the report and certifies such boundaries in a mining allotment act, which it issues to the licence holder. The licence will then incorporate the exact mining allotment boundaries. Currently, the Rostechnadzor also has the authority to approve the licensee’s development plans for the mining allotment.

Land use permits

In addition to a subsoil production licence, a licensee needs to obtain rights to use surface land within the specified licensed mining area. Pursuant to the Russian Subsoil Law, the Rosnedra issues subsoil licences subject to the consent of land resources management authorities to the allotment of a land plot covering the surface of the licence area. The land resources management authorities provide a subsoil user with rights to the relevant land plot pursuant to Russian land legislation. Under the Federal law dated 25 October 2001 No. 137-FZ “On Enactment of the Land Code of the Russian Federation” (as amended), commercial legal entities must either own or lease land occupied by their operations by 1 January 2012. While the Polyus Gold Group currently holds substantially all required land use permits to carry on its surface operations, the Polyus Gold Group may need to take additional measures such as sourcing funds or liaising with relevant authorities to comply with the requirements of the Land Code and to buy or lease the land plots by 1 January 2012.

Payment System for the use of subsoil

Pursuant to the Russian Subsoil Law, the payment system for the use of subsoil currently consists of the following payment obligations:

•	one-off payments in cases specified in the licence;

•	regular payments for subsoil use, such as rent payments for the right to conduct prospecting/ assessment and exploration work;

•	payments to the state for geological subsoil information (until 1 January 2011);

•	fees for the right to participate in tenders and auctions;

•	fees for the issuance of licences; and

•	other payments and fees set forth by the legislation of the Russian Federation on taxes and duties.

The Russian Subsoil Law contains a range of minimum and maximum rates of payment for the use of subsoil and the federal authorities have authority to set the rate in any particular licence. The Russian Tax Code contains the relevant rates of mineral production tax.

Precious metals regulation

The extraction, production and refining of precious metals is subject to specific regulations set forth in the Precious Metals Law. As a general rule, a company which extracts ores that contain precious metals has title to those precious metals. Russian companies may buy ores and concentrate which contain precious metals provided that they are registered with the Russian State Assay Chamber. Only authorised persons approved by the Government of the Russian Federation may refine precious metals. A company which extracts precious metals from such refining process may use such metals in internal production processes or sell them to the relevant governmental authorities or credit agencies which possess a precious metals licence. For non-banking institutions, the Russian Ministry of Industry and Trade issues each export licence based on a sale contract between a buyer and a seller. This kind of one-off licence is granted for a fixed volume of product, as specified in the sale contract. Imports of precious metals into Russia are not subject to any specific regulations. The Polyus Gold Group obtained licences for the export of gold in 2005, 2006 and 2007. In 2008 and 2009, the Polyus Gold Group believed it could obtain more favourable contract terms with Russian banks for the sale of gold, and, as a result, did not apply for any export licences. As at the date of this Prospectus, Polyus Gold decided not to apply for export licences for the remainder of 2010.

Licensing of Types of Activity

In addition to licences for subsoil use, the Polyus Gold Group is required to obtain certain other licences, authorisations and permits from Russian governmental authorities for its operations. In particular, the Polyus Gold Group requires licences for the operation of its hazardous industrial facilities (both for explosives and chemicals) and for the use of its underground water resources. It is anticipated that the Government of the Russian Federation will replace the licensing regime for the operation of hazardous industrial facilities by technical regulations issued under the Federal Law dated 27 December 2002 “On Technical Regulation” No.184-FZ, as amended (the “Technical Regulation Law”). As at the date of this Prospectus, the government has not introduced these technical regulations, and the Polyus Gold Group must continue to operate its hazardous industrial facilities on the basis of licences issued under the Federal Law dated 8 August 2001 “On

 Licensing of Certain Types of Activities” No.128-FZ, as amended (the “Licensing Law”) and the regulations introduced thereunder (the “Licensing Regulations”).

Licensing of the operation of hazardous facilities

The Rostechnadzor issues licences for the operation of hazardous industrial facilities and maintains a register of such facilities. Under the Licensing Law and the Licensing Regulations, the Rostechnadzor issues licences for a term of five years, although licensees may apply to extend such licences. The issuance of the licence is subject to completion of a state industrial safety review and an industrial safety declaration and certain other requirements set forth by the Licensing Regulations.

If a licensee breaches the terms of its licence, the licensing authorities may seek a court order to suspend such licence. If, following a suspension of its licence, the licensee fails to cure the relevant breach within the prescribed period, the licensing authorities may seek a court order to terminate such licence.

Licensing of surface water use

The Water Code of the Russian Federation No. 74-FZ dated 3 June 2006 (the “Water Code”) does not require licensing of surface water use. However, prior to the Water Code, the law did require such licensing and the Polyus Gold Group currently holds all of the licences that were previously required. Under the Water Code, water users may effect surface water use either on the basis of (i) a water use agreement concluded with state or local authorities, (ii) a decision of state or local authorities on granting rights to the use of surface water or (iii) without any such agreements or decisions, depending on the purpose of surface water use. Water users and state or local authorities may conclude agreements on water use for a period of up to 20 years.

Licensing of underground water use

Users of underground water resources in Russia require a subsoil licence issued under the Russian Subsoil Law and the regulations adopted thereunder. The Rosnedra currently issues licences for the use of underground water following a decision process which involves representatives of the federal and regional subsoil authorities. The Rosnedra may grant licences for a term of up to 25 years. Licensees may only amend the conditions of a subsoil licence, including its term, by application to such licensing authorities. The user must also enter into an agreement with the licensing authorities which sets out further terms of use of the relevant resources. In addition, Russian law requires the licensee to hold a right of use (through ownership, lease or otherwise) to the land where the licensed subsoil is located.

However, if underground water is produced for the process of water supply by the holders of combined licences for the exploration, assessment and production of natural resources or licences for the geological exploration and assessment of a subsoil plot, the requirements described above do not apply and such subsoil user is entitled to produce underground water upon approval of technical project.

In the event of repeated breaches by the licensee of applicable regulations or the material terms of the licence, as well as upon the occurrence of certain emergencies, the licensing authorities may amend, suspend or terminate the licence. Breaches may also result in the imposition of fines.

Environmental Law

The Polyus Gold Group is subject to extensive federal, state and local environmental laws and regulations in the Russian Federation. The operations of the Polyus Gold Group involve the discharge of materials and contaminants into the environment, the disturbance of land, potential damage to flora and fauna, and other environmental concerns. As part of the Polyus Gold Group’s mining operations, the Polyus Gold Group uses various chemicals and produces wastewater that could, if improperly disposed of, have a negative impact on wildlife and vegetation. In addition, the Polyus Gold Group uses hazardous materials, such as solvents, to clean, refurbish and maintain its equipment. Russian laws and regulations set various health and environmental quality standards, provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to compensate for environmental damage and restore environmental conditions.

Environmental protection laws are primarily set forth in the Federal Law dated 10 January 2002 “On Environmental Protection” No. 7-FZ, as amended (the “Environmental Protection Law”), together with a number of other federal and local legal acts.

Pay-to-pollute

The Environmental Protection Law establishes a “pay-to-pollute” regime administered by federal and local authorities. Additional payment obligations may arise under the Water Code, the Federal Law dated 24 June 1998 “On the Wastes of Production and Consumption” No.89-FZ, as amended, and the Federal Law dated 4 May 1999 “On Atmospheric Air Protection” No. 96-FZ, as amended.

On 12 March 2004, the Government of the Russian Federation created the Federal Service for Surveillance in the Sphere of Ecology and Environmental Use under the auspices of the Ministry of Natural Resources (as well as the Federal Agency for Subsoil Use), and transferred the control and surveillance functions of the Ministry of Natural Resources to this service. A Decree of the President of the Russian Federation No. 649 of 20 May 2004, commencing 22 May 2004, transformed the Federal Service for Surveillance in the Sphere of Ecology and Environmental Use into the Federal Service for Surveillance in the Sphere of Environmental Use, and transferred its ecology surveillance functions to the authorised Federal Service for Ecological, Technological and Nuclear Supervision, which is now the authority responsible for administering the “pay-to-pollute” regime.

The Government of the Russian Federation and the Rostechnadsor have established standards which regulate the permissible impact of industrial and other business activities on the environment. They have also determined limits for emissions and disposal of hazardous substances, waste disposal and soil and subsoil contamination. Companies must develop their own pollution standards based on these statutory standards, as modified to take into account the type and scale of the environmental impact of their operations. Companies must then submit these standards for approval by the Rostechnadzor, which, if those standards do not comply with the relevant regulations, may determine the applicable limit for pollution and require the relevant company to prepare and submit a programme for the reduction of emissions or disposals to the prescribed limit. The law generally requires a company to implement an emission reduction programme within a specified period.

The Rostechnadzor assesses fees on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits. It imposes the lowest charges for pollution within the statutory limits, intermediate fees for pollution within the individually approved limits, and the highest fees for pollution exceeding such limits. Payments of such fees do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. The Polyus Gold Group paid approximately USD 305,000, USD 379,000 and USD 506,000 in such charges in 2009, 2008 and 2007, respectively.

Ecological approval

The Federal Law dated 23 November 1995 No. 174-FZ “On Ecological Expert Examination” (the “Ecological Examination Law”) provides for mandatory ecological approval of certain types of activities to prevent negative impact of such activities on the environment. Ecological approval must be obtained from federal or regional authorities based on the list of activities set forth by the Ecological Examination Law. Violation of the requirements of the Ecological Examination Law may result in administrative fines, civil liability (to compensate for damages and losses) and criminal liability as described below.

Enforcement authorities

The Russian Federal Service for the Supervision of the Use of Natural Resources, the Rostechnadzor, the Russian Federal Service for Hydrometrology and Environmental Monitoring, the Russian Federal Agency on Subsoil Use, the Russian Federal Agency on Forestry and the Russian Federal Agency on Water Resources (along with their regional branches) are primarily responsible for environmental control, and the monitoring, implementation and enforcement of the relevant laws and regulations. The Government of the Russian Federation and the Russian Ministry of Natural Resources and Ecology are responsible for coordinating the activities of the regulatory authorities in this area. Such regulatory authorities, along with other state authorities, individuals and public and non-governmental authorities also have the right to initiate lawsuits for the compensation of damage caused to the environment. The statute of limitations for such lawsuits is 20 years.

Environmental liability

If the operations of a company violate environmental requirements or cause harm to the environment or any individual or legal entity, a court action may be brought to limit or ban these operations and require the company to remedy the effects of the violation. Any company or employees that fail to comply with environmental regulations may be subject to administrative or civil liability, and individuals may be held criminally liable. Courts may also impose clean-up obligations on violators in lieu of or in addition to imposing fines. The Polyus Gold Group has, in the past, been subject to court actions and fines in relation to breaches of environmental regulations.

Reclamation

Reclamation activities such as re-cultivation, restoration, regeneration and other methods of rehabilitation are prescribed in the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of 22 December 1995, of the Ministry of Natural Resources and the Russian Committee for Land Resources and Land Use. In general, reclamation activities of the Polyus Gold Group involve both a technical stage and a biological stage. In the first, technical stage, the Polyus Gold Group backfills pits, grades and terraces mound slopes, levels the surface of the mounds, and adds clay rock on top for greater adaptability of young plants. In the second, biological stage, the Polyus Gold Group plants conifers, such as pine, larch or cedar, on horizontal and gently sloping surfaces, as well as shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States.

Environmental protection programmes

The Polyus Gold Group has been developing and implementing environmental protection programmes. Such programmes include measures to aid the Polyus Gold Group in its adherence to the limits imposed on air and water pollution and storage of industrial waste, the introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste.

Regulation of Real Estate

At present, the Russian Federation or the Russian regions and municipalities own most land in Russia, and only a small proportion of land is in private ownership. A relatively higher proportion of buildings and similar real estate is privately owned due to a less restrictive regulatory regime which applies to such property.

Under the Russian Land Code, companies generally have one of the following rights in relation to the use of land in the Russian Federation: (i) ownership, (ii) right of free use for a fixed term or (iii) lease. The Polyus Gold Group owns or leases the majority of land plots that it uses in its activities.

The Government of the Russian Federation records details of land plots, including their measurements and boundaries, in a unified register, or “cadastre”. As a general rule, a landowner must obtain a state cadastre number for a land plot as a condition to selling, leasing or otherwise transferring interests in that plot. As described below, the government maintains a separate register for the registration of all real estate and transactions relating to that real estate.

Russian law categorises all land as having a particular designated purpose, for example agricultural land, land for use by industrial enterprises, power stations and communication companies, land for military purposes, forestry land and reserved land (i.e., land which is owned by the state but which may be transferred to any of the other categories). People may only use land in accordance with the purpose designated by the relevant category.

Under the Land Code, the state or municipalities may generally sell or lease land plots owned by them to Russian and foreign individuals or legal entities. However, Russian law prevents certain land plots owned by the state from being sold or leased to the private sector and are referred to as being “withdrawn from commerce” (for example, natural reserves and land used for military purposes). Other land plots may be subject to ownership restrictions which stipulate that such plots may be held by the private sector only under a lease (for example, land reserved for cultural heritage).

Under Russian law, it is possible that the person or entity holding the ownership rights to a building may not be the same person or entity holding the ownership rights to the land plot on which such building is constructed. In such circumstances, the owner of that building, as a general rule, has a right of permanent use over the relevant portion of that plot of land, unless otherwise determined by law, contract or the regulatory decision which determined the allocation of that plot of land. Moreover, an owner of a building or plot of land may require that the owner of an adjoining plot of land grants a right of limited use of such adjoining plot of land (servitude) in his favour. Federal, regional or municipal authorities may exercise similar rights in the interests of the state, municipality or local population.

State registration of real estate and transactions involving registered real estate

The Russian Federal Service for State Registration, Cadastre and Cartography (“the Russian Federal Registration Service”) maintains the Unified State Register of Rights to Immovable Property and Transactions Therewith (the “Register of Rights”). The Federal Law dated 21 July 1997 “On State Registration of Rights to Immovable Property and Transactions Therewith” No.122-FZ, as amended, requires registration in the Register of Rights for, among others, (i) buildings, facilities, land plots and other real estate and (ii) specified transactions involving such registered real estate, including the establishment of trusts, sales, mortgages, as well as leases for a term of not less than one year (with certain exceptions). Regional divisions of the Russian Federal Registration Service effect registration in the Russian region where the property is located, and a person acquires rights to the relevant real estate only upon such state registration. A failure to register a transaction which requires state registration generally results in the transaction being rendered null and void.

Regulation of the sale and lease of real estate

The Civil Code requires that agreements for the sale or lease of buildings expressly set out the price of such sale or lease. In relation to leases, both the rights granted by the lease and the lease agreement (other than lease agreements for a term of less than one year) require registration. In relation to sales, only the transfer of ownership effected by the relevant sale (but not the sale agreement itself) requires registration.

Technical Regulation

The Polyus Gold Group is subject to various technical regulations and standards which apply to industrial manufacturing businesses. The Technical Regulation Law introduced on 30 June 2003 a new regime for the development, enactment, application and enforcement of mandatory rules applicable to products, manufacturing, storage, transportation, sales and certain other operations and processes, as well as new regulations relating to the quality of products and processes, including technical regulations, standards and certification. Following this adoption, technical regulations will replace the previously adopted state standards (the so-called “GOSTs”). However, the Government of the Russian Federation has not yet implemented most technical regulations, and, in the absence of such technical regulations, the existing federal laws and regulations, including GOSTs, that prescribe rules for different products and processes, remain in force to the extent that they protect health, property, the environment or consumers. In any event, the federal authority has declared GOSTs and interstate standards adopted before 1 July 2003 to be the applicable national standards.

In certain circumstances, Russian law requires companies to obtain certification of compliance with applicable technical regulations, standards and terms of contracts. Currently, companies must certify a number of products containing precious metals and Russian law requires mandatory certification under a classification system. Where certification is not mandatory, a company may elect for voluntary certification by applying for a compliance certificate from the relevant authorities. Following the issuance of that certificate, the applicant has the right to use the relevant compliance mark on its products.

Health and Safety

Due to the nature of the business of the Polyus Gold Group, it conducts much of its activity at industrial sites by large numbers of workers, and workplace safety issues are of significant importance to the operation of these sites.

The principal law regulating industrial safety is the Federal Law dated 21 July 1997 “On Industrial Safety of Dangerous Industrial Facilities” No. 116-FZ, as amended, (the “Safety Law”). The Safety Law applies, in particular, to industrial facilities and sites where companies undertake certain activities, including sites where companies use lifting machines, produce alloys of ferrous and non-ferrous metals, and conduct certain types of mining. The Safety Law also contains a comprehensive list of dangerous substances and their permitted concentration, and extends to facilities and sites where companies use these substances.

Other Russian regulations address safety rules for coal mines, the production and processing of ore, the blast-furnace industry, gold smelting and alloy production. Additional safety rules also apply to certain industries, including metallurgical and coke chemical enterprises, and the foundry industry.

Any construction, reconstruction, liquidation or other activity in relation to regulated industrial sites is subject to a state industrial safety review. Any deviation from project documentation in the process of construction, reconstruction and liquidation of industrial sites is prohibited, unless the revised documentation undergoes state expert examination and the Rostechnadzor approves the same.

Companies that operate such industrial facilities and sites have a wide range of obligations under the Safety Law and other laws, including the Russian Labour Code effective from 1 February 2002, as amended (the “Labour Code”). In particular, companies must limit access to such sites to qualified specialists, maintain industrial safety controls, have third-party insurance liability for injuries caused in the course of operating industrial sites and comply with other specific obligations. The Safety Law also requires these companies to enter into contracts with professional wrecking companies or in some cases, create their own wrecking services, conduct personnel training programmes, create systems to cope with and inform the Rostechnadzor of accidents and maintain these systems in good working order.

In some cases, companies operating industrial sites must also prepare declarations of industrial safety which summarise the risks associated with operating a particular industrial site and the measures the company has taken, and will take, to mitigate such risks and use the site in accordance with applicable industrial safety requirements. The chief executive officer of the company must adopt such declarations, and will be personally responsible for the completeness and accuracy of the data contained in the declarations. The Rostechnadzor requires the industrial safety declaration, as well as a state industrial safety review, for the issuance of a licence permitting the operation of a dangerous industrial facility when such licence is required by law.

The Rostechnadzor has broad authority in the field of industrial safety. In the event of an accident, a special commission led by a representative of the Rostechnadzor conducts a technical investigation of the cause of the incident. The company operating the hazardous industrial facility where the accident took place must bear all the costs of such investigation. The officials of the Rostechnadzor have the right to access industrial sites and may inspect documents to ensure a company’s compliance with safety rules. The Russian Federal Service for Environmental, Technological and Nuclear Supervision may suspend or terminate operations or impose administrative liability.

Any company or individual violating industrial safety rules may incur administrative and/or civil liability, and individuals may also incur criminal liability. A company that violates safety rules in a way that negatively impacts the health of an individual may also be obliged to compensate the individual for lost earnings, as well as health-related damages.

Employment and Labour

The Labour Code is the key law in Russia which governs labour matters. In addition to this core legislation, various federal laws, such as the Law dated 19 April 1991 “On Employment of Population in the Russian Federation” No. 1032-1, as amended, regulate relationships between employers and employees.

Employment contracts

As a general rule, employers must conclude employment contracts for an indefinite term with all employees. Russian labour legislation expressly limits the possibility of entering into fixed term employment contracts. However, employers and employees may enter into an employment contract for a fixed term in certain cases where it is not possible to establish labour relations for an indefinite term due to the nature of the duties or the conditions of the performance of such duties, as well as in other cases expressly identified by federal law.

An employer may terminate an employment contract only on the basis of the specific grounds stated in the Labour Code, including:

•	liquidation of the enterprise or downsizing of staff;

•	failure of the employee to comply with the position’s requirements due to incompetence;

•	systematic failure of the employee to fulfil his or her labour duties;

•	a gross violation by the employee of labour duties; and

•	provision by the employee of false documents upon entering into the employment contract.

Employees’ rights

The Labour Code provides an employee with certain minimum rights, which an employer may extend by an employment contract, including the right to a working environment which complies with health and safety requirements and the right to receive a salary on a timely basis and to participate in the management of the authorised entity.

An employee dismissed from an enterprise due to downsizing or liquidation is entitled to receive compensation from his or her employer, including a severance payment and, depending on the circumstances, salary payments for a specified period of time.

The Labour Code also provides protections for specified categories of employees. For example, except in limited circumstances, an employer cannot dismiss minors, expectant mothers, mothers with a child under the age of three, single mothers with a child under the age of 14 (or with a disabled child under the age of 18) or other persons caring for a child under the age of 14 without a mother.

Any termination by an employer that is inconsistent with the Labour Code requirements may be invalidated by a court which may require the employer to reinstate such employee. Lawsuits resulting in the reinstatement of illegally dismissed employees and the payment of damages for wrongful dismissal are increasingly frequent and Russian courts tend to support employees’ rights in most cases. Where a court reinstates an employee, the employer must compensate the employee for unpaid salary for the period between the wrongful termination and reinstatement, as well as for any mental distress.

Work time

The Labour Code sets the regular working week at 40 hours. An employer must compensate an employee for any time worked beyond 40 hours per week, as well as work on public holidays and weekends, at a higher rate.

Annual paid vacation leave under the law is generally 28 calendar days. The Polyus Gold Group’s employees who perform underground and open-pit mining works or other work in harmful conditions are entitled to additional paid vacation of up to 14 working days.

The retirement age in the Russian Federation is 60 years for males and 55 years for females. However, the retirement age for male miners who have worked in underground mines for at least 10 years, and females who have worked in underground mines for at least seven years and six months, is 50 years and 45 years, respectively. Persons who have worked as miners in open-pit mines or underground mines for at least 25 years may also retire, regardless of age.

Salary

The minimum monthly salary in Russia is established by federal law from time to time. Starting from 1 January 2009, the minimum monthly salary is set at an amount of RUB 4,330. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current statutory minimum monthly salary is generally considered to be less than the minimum subsistence level. Salaries of the Polyus Gold Group’s employees are generally higher than the statutory minimum and none are below such minimum.

Strikes

The Labour Code defines a strike as the temporary and voluntary refusal of workers to fulfil their work duties with the intention of settling a collective labour dispute. Russian legislation contains several requirements which must be met for strikes to be legal. An employer may not use an employee’s participation in a legal strike as grounds for terminating an employment contract, although Russian law generally does not require employers to pay wages to striking employees for the duration of the strike. Conversely, an employee’s participation in an illegal strike may provide adequate grounds for termination of his employment contract.

Trade unions

Trade unions are defined by the Federal Law dated 12 January 1996 No. 10-FZ “On Trade Unions, Their Rights and Guaranties of Their Activity”, as amended (the “Trade Union Law”) as voluntary unions of individuals with common professional interests which are created for the purposes of representing and protecting social and labour rights and interests of their members.

Russian law also permits national trade union associations, which coordinate activities of trade unions throughout Russia.

Although Russian labour regulations have curtailed the authority of trade unions, they still retain significant influence over employees and, as such, may affect the operations of large industrial companies in Russia. The Polyus Gold Group’s management routinely interacts with trade unions in order to ensure the appropriate treatment of its employees and the stability of the Polyus Gold Group’s business.

The activities of trade unions are generally governed by the Trade Union Law and applicable legal acts including the Labour Code of Russia.

As part of their activities, trade unions may:

•	negotiate collective contracts and agreements such as those between the trade unions and employers, federal, regional and local governmental authorities and other entities;

•	monitor compliance with labour laws, collective contracts and other agreements;

•	access work sites and offices, and request information relating to labour issues from the management of companies and state and municipal authorities;

•	represent their members and other employees in individual and collective labour disputes with management;

•	participate in strikes, meetings to protect social and labour rights of employees; and

•	monitor the redundancy of employees and seek action by municipal authorities to delay or suspend mass redundancies.

Russian laws require that companies cooperate with trade unions and do not interfere with their activities. Trade unions and their members enjoy certain guarantees as well, such as:

•	legal protection from redundancy for employees elected or appointed to the management of trade unions;

•	protection from disciplinary punishment or dismissal on the initiative of the employer without prior consent of the management of the trade union and, in certain circumstances, the consent of the relevant trade union association;

•	the retention of job positions for those employees who stop working due to their election to the management of trade unions;

•	protection from dismissal for employees who previously served in the management of a trade union for two years after the termination of the office term; and

•	the provision of the necessary equipment, premises and transportation vehicles by the employer for use by the trade union free of charge, if provided for by a collective bargaining contract or other agreement.

If a trade union discovers any violation of work condition requirements, notification is sent to the employer with a request to cure the violation and to suspend work if there is an immediate threat to the lives or health of employees. The trade union may also apply to state authorities and labour inspectors and prosecutors to ensure that an employer does not violate Russian labour laws. Trade unions may also initiate collective labour disputes, which may lead to strikes.

To initiate a collective labour dispute, trade unions must present their demands to the employer. The employer is then obliged to consider the demands and notify the trade union of its decision. If the dispute remains unresolved, a reconciliation commission attempts to end the dispute. If this proves unsuccessful, collective labour disputes are generally referred to mediation or labour arbitration.

The Trade Union Law provides that those who violate the rights and guarantees of trade unions and their officers may be subject to disciplinary, administrative and criminal liability. Although neither the Russian Code on Administrative Misdemeanours of 30 December 2001, as amended, nor the Russian Criminal Code of 13 June 1996, as amended, currently has provisions specifically relating to these violations, general provisions and sanctions may be applicable.

Regulation of Competition

The Law “On Protection of Competition” No.135-FZ of 26 July 2006, as amended (the “Competition Law”), regulates competition in Russia, through the Russian Federal Anti-Monopoly Service (the “FAS”).

Register of market participants

As part of its competition monitoring activities, the Competition Law requires the FAS to maintain a register of companies which have a share in excess of 35% in a particular commodity market (the “Register”). Other than CJSC Vitimenergo, neither Polyus Gold nor any of the companies in the Polyus Gold Group are currently included in the Register. CJSC Vitimenergo is included as an entity holding more than a 65% share in the electric power transmission services market and telecommunications services market in the Bodaibo district of Irkutsk region of Russia. CJSC Vitimenergo does not have a material effect on the Polyus Gold Group’s consolidated results of operations.

Dominant position in the market

The Competition Law determines a dominant position pursuant to certain criteria, including, among other things, where a company or a group of persons has a market share in a particular commodity market in excess of 50%, unless the FAS specifically establishes that the relevant company does not have a dominant position. However, even if a company has a market share of less than 50% in a particular commodity market, the FAS may still specifically determine that such company has a dominant position. The Competition Law assumes that a company has a dominant position if it (i) has a substantial influence on the circulation of goods in a particular commodity market, (ii) may force other participants from such market, or (iii) may restrict the access of other companies to such market. The Competition Law also provides for a new principle based on “collective” dominance, which applies to a number of markets characterised by an absence of substitute goods and fixed demand for goods. In such markets, any one of three or fewer entities with a total market share of more than 50%, or any one of five or fewer entities with a total market share of more than 70% (and the share of each such entity is bigger than the shares of other participants on this market and in no event is less than 8%), shall be deemed to be in a dominant position to the extent that, for a period of at least one year or for the period of existence of the relevant market, the market shares of the respective entities do not change in any significant respect and the access of new competitors to this market is impeded.

As a general rule, a company may not be deemed to be in a dominant position if its market share is less than 35% but this rule does not apply if (i) the company is holding a collective dominant position (as described above); (ii) the dominant position of the company holding less than 35% of market share is determined by the federal law or (iii) the dominance is determined by the anti-monopoly body upon conducting the analysis of the competitive situation on the market if the company is subject to compliance with certain requirements provided for by the Competition Law.

Russian law prohibits companies having a dominant position from, among other things, entering into agreements which have the effect of price fixing or which otherwise have the effect of limiting competition, artificially limiting the supply of goods, maintaining high or low monopolistic prices and refusing without justification to sell goods to third parties. Companies in a dominant position may also become subject to additional anti-monopoly restrictions imposed by the FAS.

Merger control

The FAS also exercises state control over competition by reviewing merger and acquisition transactions. Relevant persons must obtain prior anti-monopoly clearance from the FAS in respect of the acquisition of (i) more than 25% of the voting shares in a joint stock company (or a one-third interest in a limited liability company) and any subsequent increase of that stake to more than 50% or more than 75% of the voting shares (or a one-half and two-third interest in a limited liability company), (ii) fixed production assets or goodwill of a company, with certain exceptions, in an amount exceeding 25% of the aggregate balance sheet value of all fixed production assets and goodwill of such company, with certain exceptions, or (iii) the right to control the business activities of another company or perform the functions of its executive body. Certain other transactions are also subject to a prior anti-monopoly clearance from the FAS.

Any of the above acquisition transactions would require prior approval by the FAS if (i) the aggregate asset value of a purchaser (and its group) together with the target (and its group) exceeds RUB 7 billion, or the total revenues of such persons for the preceding calendar year exceed RUB 10 billion and (ii) the total asset value of the target (and its group) exceeds RUB 250 million. In addition, prior approval is required if any of the purchaser (or its group entity) or the target (or its group entity) is included in the Register. Mergers and acquisitions within the same group are exempt from pre-transactional clearance by the FAS, subject to compliance with certain reporting requirements.

The same acquisition transactions outlined above would require subsequent notification (within 45 days post closing) to the FAS if the aggregate asset value or total revenues of a purchaser (and its group) and a target (and its group) for the preceding calendar year exceed RUB 400 million and, at the same time, the total asset value of the target (and its group) exceeds RUB 60 million.

In each case, Russian law determines total revenues and asset value in accordance with the relevant companies’ financial statements prepared under Russian Accounting Standards.

Foreign investment in sectors that are of strategic importance for the national security and defence of the Russian Federation, including the subsoil sector

On 7 May 2008, new laws came into effect that changed the legal environment for foreign investment in sectors that are of strategic importance for the national security and defence of the Russian Federation, including the gold mining industry, in which the Polyus Gold Group operates. The relevant laws are (i) the Foreign Investments Law and (ii) the Amending Law (together with the Foreign Investments Law, the “Strategic Laws”), which among other things, the Amending Law has introduced various amendments to the Russian Subsoil Law.

The Foreign Investments Law provides for stringent requirements in respect of foreign investment in Strategic Subsoil Companies. In particular, foreign investors, or a group of persons including a foreign investor, intending to enter into a transaction which results in the acquisition of “control” (as defined below) over Strategic Subsoil Companies are required to obtain the prior approval of the Government Commission on Monitoring Foreign Investment in the Russian Federation. Pursuant to the Russian Subsoil Law, subsoil plots of federal importance include, among other things, subsoil plots with aggregate gold reserves exceeding or equal to 50 tonnes of gold (based on the data contained in the State Balance of Reserves of Mineral Resources on or after 1 January 2006). The list of subsoil plots of federal importance was officially published in March 2009, and subsequently amended in March 2010. A number of subsoil plots, licences with respect to which are held by subsidiaries of Polyus Gold, CJSC Polyus, CJSC Tonada, OJSC SVMC and OJSC Matrosov Mine, are included on the published list.

Pursuant to the Foreign Investment Law, acquisition by a foreign investor (or a “group” of persons (as defined in the Competition Law) including one or more foreign investors) of 10% or more of the voting shares of a Strategic Subsoil Company, means that such acquisition shall be subject to prior approval in accordance with the Foreign Investment Law. Moreover, the Foreign Investments Law further provides that if a foreign investor (or a group of persons including one or more foreign investors) already exercises direct or indirect “control” (as defined in the Foreign Investments Law) over 10% or more of the voting shares of a Strategic Subsoil Company, each subsequent acquisition of shares of such Strategic Subsoil Company by the foreign investor (or group of persons including the foreign investor) would require the prior approval of the Government Commission on Monitoring Foreign Investment in the Russian Federation. The Foreign Investment Law is not clear as to whether an acquisition of shares in a holding company of a Strategic Subsoil Company would be subject to similar limitations, although this is likely to be the case. Failure to obtain such prior approval will either render the relevant transaction void or may prevent the relevant foreign investor, or the group of persons including the foreign investor, from voting at the general shareholders meetings of the relevant Strategic Subsoil Company.

Furthermore, should a foreign investor or a group of persons including a foreign investor establish control over a Strategic Subsoil Company as a result of events other than the direct acquisition of shares, for example, as a result of a buy-out or redemption by the Strategic Subsoil Company of its own shares, a conversion of its preferred shares into ordinary shares or otherwise, the relevant foreign investor or a group of persons including a foreign investor would be obliged to apply for approval of control by the Governmental Commission on Monitoring Foreign Investment in the Russian Federation within three months from the date of establishment of control. Failure to apply for such approval may result in a prohibition on voting, as set out above. Should the Government Commission on Monitoring Foreign Investment in the Russian Federation refuse to approve the establishment of foreign control over a Strategic Subsoil Company, the relevant foreign investor or a group of persons including a foreign investor would be obliged to dispose of all or part of its shares so that the remaining shares do not represent a controlling stake. The failure of a foreign investor (or a group of persons including a foreign investor) to do so within three months from the date when the prior governmental approval is declined would enable the FAS to file a lawsuit in a Russian court requiring that a foreign investor (or a group of persons including a foreign investor)

in breach of the above requirements be prohibited from voting at the general shareholders meeting of the Strategic Subsoil Company.

The Russian Subsoil Law also provides that exploration and production at a subsoil plot of federal importance, even under a previously issued combined subsoil licence, may only be commenced on the basis of a decision of the Government of the Russian Federation obtained following the completion of geological research. If, in the course of geological research at a subsoil plot, a foreign investor or a Russian legal entity with foreign participation discovers a deposit which meets the criteria for a subsoil plot of federal importance, and there may be the possibility of an apparent threat to the national security of the Russian Federation, the licensing authorities have the right to revoke the respective combined subsoil licence or refuse to grant an exploration and production subsoil licence upon a decision of the Government of the Russian Federation. In the case of such a revocation, the Russian Subsoil Law contemplates the reimbursement to the licence holder of costs incurred in connection with prospecting and evaluating the relevant deposit and the amount of the one-off fee for subsoil use paid under the terms of the respective combined subsoil licence or geological research licence, as well as payment of a premium in accordance with applicable procedures. There is no assurance, however, that such amounts would cover the licence holder’s actual costs, or be paid at all. In addition, the Russian Subsoil Law provides that only Russian legal entities are entitled to use subsoil plots of federal importance. In the interests of national security, Russian legal entities with foreign participation may also be subject to limitations imposed by the Russian Government on participation in subsoil auctions or tenders for the use of subsoil plots of federal importance. The rights to use a subsoil plot of federal importance may not be transferred to legal entities controlled by a foreign investor or a group of persons including a foreign investor, save for the transfer of rights in exceptional cases at the discretion of the Russian Government.

The Strategic Laws are worded vaguely, which leaves wide scope for their interpretation by the competent state authorities. For example, the Strategic Laws are unclear on various issues including the exact definition of the term “legal entity with foreign participation”, the explicit scope of the transactions subject to regulation and the approval procedure for such transactions. Although the newly adopted laws do not apply retroactively, and generally apply to transactions and legal relationships taking place or arising after 7 May 2008, there is no assurance that the Strategic Laws will not be amended or otherwise supplemented to apply retroactively or to include additional provisions that may be onerous for the Polyus Gold Group.

Pursuant to the list of subsoil plots of federal importance published in March 2009 and amended in March 2010, as at the date of this Prospectus, certain material subsidiaries of Polyus Gold, namely, CJSC Polyus (the holder of the licences with respect to Olimpiada and Blagodatnoye deposits), CJSC Tonoda (the holder of the licence with respect to Chestovo Koryto deposit), OJSC SVMC (the holder of the licence with respect to the Nezhclaninskoye deposit) and OJSC Matrosov Mine (the holder of the licence with respect to Natalka deposit), are using subsoil plots of federal importance, as defined in the Russian Subsoil Law and therefore are considered Strategic Subsoil Companies. Consequently, any foreign investor (or a group of persons including one or more foreign investors) acquiring 10% or more of the share capital of Polyus Gold, including, after the Transactions, through share holdings in the DRs, or otherwise establishing control over Polyus Gold and its subsidiaries, as set out above, would be required to obtain the prior approval of the competent state authorities of the Russian Federation to proceed with such acquisition. Otherwise, an acquisition effected without such prior approval will be deemed void or the acquiring entity could be deprived of its voting rights, as outlined above. See “Part II – Risk Factors – Risks Relating to the Countries in which the Combined Group will Operate – The Russian Federation – “ Part II – Risks Relating to Russian legislation and may not adequately protect against expropriation and nationalisation” the countries in which the Combined Group will operate – The Russian Federation – tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favour tax payers, and the Polyus Gold Group may be subject to greater than expected tax burdens”.

Currency Restrictions

The Polyus Gold Group’s operations are subject to certain currency control restrictions, which are set forth in the Currency Law and respective regulations of the The Central Bank of the Russian Federation (the “CBR”).

Pursuant to the Currency Law, Russian residents and non-residents may settle transactions between them either in roubles or in a foreign currency, and there are no restrictions on currency operations between Russian residents and non-residents.

Under the Currency Law, Russian residents conducting foreign trade operations must, subject to certain exemptions stipulated by the Currency Law, repatriate to accounts in authorised Russian banks all roubles and foreign currency payable to them under foreign trade contracts. In addition, such Russian residents must procure the repatriation of funds paid to non-residents for goods, works, services, intellectual property and information that were not delivered into the Russian Federation.

In addition, the Currency Law and the CBR Regulation No. 117-I of 15 June 2004 set forth the requirement for Russian residents to open a “transaction passport” with an authorised Russian bank to comply with CBR regulations on currency control. This procedure applies, as a general rule (i) to export and import operations between Russian residents and non-residents, and (ii) to loans granted to Russian residents by non-residents (and vice versa). In relation to imports, the relevant parties must complete this procedure prior to making payments for the imported goods.

Currency Control With Respect to Share Transfers and Dividend Payments

Currency operations in relation to share transfers between Russian residents and non-residents may be conducted without limitations, unless otherwise provided in Russian currency law and respective regulations of the CBR. Most exchange control restrictions for operations between Russian residents and non-residents were abolished with effect from 1 January 2007.

Non-residents may receive dividends declared by Russian companies both in foreign currencies and roubles. Dividends declared and paid in roubles may be further converted through Russian authorised banks and remitted outside of Russia.

Share Acquisitions above Certain Thresholds and Takeover Protection

A person who acquires more than 30%, 50% or 75% (as appropriate) of the Polyus Shares (taking into account those it already holds together with its affiliates) must make a public offer to purchase the remaining Polyus Shares from the shareholders within 35 days of the acquisition (a “mandatory offer”). An acquiring entity’s payment obligations arising from a mandatory offer must be secured by an irrevocable bank guarantee valid for at least six months after the expiration date of the relevant acceptance period.

If the Private Exchange Offer and exercise of the Options are successfully completed, KazakhGold will acquire more than 30% of the outstanding Polyus Shares and will be required to make a mandatory tender offer in cash for all the outstanding Polyus Shares not owned by it.

At any time after Polyus Gold receives a mandatory offer, and until 25 days prior to the expiration of the relevant acceptance period, any person has the right to make a competing offer (that satisfies the requirements for the mandatory offer) to purchase the same number of Polyus Shares at a price that is not less than the price offered in the mandatory offer. Any shareholder may revoke its previous acceptance of the initial offer and accept the competing offer. A copy of the competing offer must be sent to the person who made the respective mandatory offer so that such person has the opportunity to amend its offer by increasing the purchase price or shortening the settlement period.

In addition, from the date upon which a mandatory offer has been made until 20 days after the expiration of the period for acceptance of such mandatory offer, decisions on share capital increases through an additional share issuance, approval of an interested party transactions and certain other transactions and issues may only be made by a resolution of the general shareholders meeting.

The price to be offered for Polyus Shares in a mandatory offer may not be lower than the highest of the following amounts:

•	the weighted average price of Polyus Shares as quoted by Russian stock exchanges during the six month period preceding the date on which the mandatory offer is submitted to the FSFM; or

•	the highest price at which the acquiring entity or its affiliates acquired or offered to acquire any Polyus Shares during the six month period preceding the date on which the mandatory offer is received by Polyus Gold.

If, as a result of the mandatory offer, an acquiring entity purchases more than 95% of the Polyus Shares, it will have an obligation to:

•	notify all the other shareholders (within 35 days of the acquisition of Polyus Shares which take such acquiring entity’s holding above such threshold) of their right to sell their Polyus Shares and other securities convertible into Polyus Shares to such acquiring entity; and

•	purchase their Polyus Shares or convertible securities upon request of each such minority shareholder.

In addition, as an alternative to giving such notice, the acquiring entity has the right to deliver a mandatory buy-out request, requiring the minority shareholders to sell their Polyus Shares to it, provided that at least 10% of Polyus Shares were acquired as a result of the mandatory offer. Any such buy-out request must be secured by an irrevocable bank guarantee.

As Polyus Gold is publicly traded, prior notice of a mandatory offer, a compulsory acquisition or a mandatory buy-out request, as the case may be, must be filed with the FSFM at least 15 days prior to submission of the mandatory offer to Polyus Gold. The FSFM may require revisions to be made to the terms of the offer or buy-out request (including the price) in order to bring them into compliance with the applicable rules.

Interested Party Transactions

Under the Russian Joint Stock Companies Law, certain transactions defined as “Interested Party Transactions” require, subject to certain exemptions, approval by Polyus Gold directors, independent directors or shareholders of Polyus Gold who are not interested in the transaction. Interested Party Transactions include transactions involving a member of the Board, a member of any executive body of Polyus Gold, any shareholder that owns, together with its affiliates, at least 20% of Polyus Gold’s issued voting shares, or any person who is entitled to give binding instructions to Polyus Gold, if that person (or that person’s spouse, parents, children, adoptive parents or children, siblings and/or that person’s affiliates), is:

•	a party to, or a beneficiary of, a transaction with Polyus Gold, whether directly or as a representative or intermediary;

•	the owner, individually or collectively, of at least 20% of the issued shares of a legal entity that is a party to, or a beneficiary of, a transaction with Polyus Gold, whether directly or as a representative or intermediary;

•	a member of any management body of a company or a member of any management body of the managing organisation of such company that is a party to, or a beneficiary of, a transaction with Polyus Gold, whether directly or as a representative or intermediary; or

•	in certain other cases stipulated by Russian law.

The Russian Joint Stock Companies Law requires that an Interested Party Transaction of a company with more than 1,000 shareholders (such as Polyus Gold) must be approved by a majority vote of the independent directors of such company who are not interested in the transaction. For companies with 1,000 or fewer shareholders, an Interested Party Transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of independent directors is sufficient to constitute a quorum.

The approval of an Interested Party Transaction by a majority of shareholders who are not interested in the transaction is required if:

•	the value of such transaction or a series of inter-related transactions represent 2% or more of the balance sheet value of Polyus Gold’s assets as determined under RAS;

•	the transaction or a series of inter-related transactions involves the placement through subscription or secondary market sale of shares in an amount exceeding 2% of the aggregate of Polyus Gold’s issued ordinary shares and ordinary shares into which issued convertible securities may be converted;

•	the transaction or a series of inter-related transactions involves placement through subscription of securities convertible into shares that may be converted into ordinary shares constituting more than 2% of the aggregate of Polyus Gold’s issued ordinary shares and ordinary shares into which convertible securities may be converted; or

•	all the members of the Board are interested parties, or none of them is an independent director.

The approval by a majority of shareholders who are not interested in the transaction is not required for an Interested Party Transaction if such transaction is substantially similar to transactions concluded by Polyus Gold and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction. However, this exemption applies only to Interested Party Transactions concluded within the period commencing from the date when such party becomes an interested party until the next annual general shareholders meeting.

Any Interested Party Transaction must be approved prior to its execution. Pursuant to an action brought by Polyus Gold or any of its shareholders, a court may invalidate any Interested Party Transaction entered into in breach of the requirements established by the Russian Joint Stock Companies Law within one year from the date the party making such claim learned, or should have learned, of such transaction.

Major Transactions

The Russian Joint Stock Companies Law defines a “Major Transaction” as a transaction, or a series of transactions, involving the acquisition or disposal, or a possibility of disposal, directly or indirectly, of property having a value representing 25% or more of the balance sheet value of the assets of a company as determined under RAS as at the latest reporting date, with the exception of transactions in the ordinary course of business or transactions in connection with the placement through subscription of ordinary shares of the company or with the placement of securities convertible into ordinary shares of the company.

Accordingly, Major Transactions involving assets with a value representing between 25% and 50% of the balance sheet value of the assets of Polyus Gold require unanimous approval by all members of the Board or, in the event such approval is not obtained by the Board, a simple majority vote at a general shareholders meeting if the Board decides to refer this issue to the general shareholders meeting. Major Transactions involving assets with a value representing in excess of 50% of the balance sheet value of the assets of Polyus Gold require a three-quarters majority vote of shareholders at a general meeting.

Any Major Transaction entered into in breach of the requirements established by the Russian Joint Stock Companies Law may be invalidated by a court pursuant to an action brought by Polyus Gold or any of its shareholders within one year from the date the party making such claim learned, or should have learned, of such transaction.

Listing and Delisting of Shares on a Russian Stock Exchange

The Polyus Shares are included in quotation list “B” of each of the RTS and MICEX. Under the listing rules of both RTS and MICEX, shares of a company may be included in quotation list “B” of a Russian stock exchange, if, among other things, (i) a prospectus has been registered with the FSFM with respect to such shares, (ii) a report on the results of the share issuance has been registered by, or a notice on the results of the share issuance has been filed with, the FSFM, (iii) the company complies with Russian securities laws and regulations, (iv) any person, together with its affiliates, owns not more than 90% of the company’s shares, (v) the company has assumed certain information disclosure undertakings, (vi) capitalisation of the shares of this type is not less than RUB 1,500 million for ordinary shares and RUB 500 million for preferred shares (but see below), (vii) the company has existed for more than one year, and (viii) the monthly trading volume of the company’s shares of one class during the preceding three months is not less than RUB 1,5 million.

A company’s shares may be excluded from quotation list “B” of either RTS or MICEX if, among other things, (i) the issue of shares is cancelled, (ii) the company is liquidated, (iii) the company repeatedly violates Russian securities laws and regulations, (iv) the company has losses as a result of the preceding three years for RTS and as a result of two of the preceding three years for MICEX, (v) the company fails to comply with the requirements for the inclusion of its shares in the quotation list, or (vi) the monthly average trading volume of the company’s shares for the preceding six months falls below RUB 3 million.

If KazakhGold acquires more than 90% of Polyus Shares, following completion of the Proposed Combination Polyus Gold will be obliged to notify MICEX and RTS of such acquisition, following which Polyus Shares may be delisted and removed from the type “B” quotation list on both exchanges.

PART XIV

TAXATION

This section is intended to provide a general summary of certain UK, Jersey, Kazakh and Russian tax considerations in respect of acquiring, holding and disposing of the DRs, as well as the taxation of dividends, that should be carefully considered by Polyus Securityholders.

Taxation laws are complex and the following is intended only as a general guide to the tax implications only. Polyus Securityholders should not rely on the following as tax or legal advice in relation to their own affairs but should consult their own tax advisers regarding the tax consequences applicable to their own needs and circumstances. No representation with respect to UK, Jersey, Kazakh or Russian tax consequences for any particular Polyus Securityholder or DR holder is made hereby.

The tax implications discussed below are based on the law and the KazakhGold Group’s understanding of the practice of the tax authorities in Kazakhstan, Jersey, the UK and Russia in effect at the date of this Prospectus. Neither Polyus Gold nor KazakhGold assumes any obligation to update this summary after the acceptance of the Private Exchange Offer by Polyus Securityholders for any changes in law.

For tax purposes, shares held in the form of a depositary receipt are treated in the same way as the depositary receipts which represent such shares. Therefore, all tax considerations set out in this summary in respect of shares generally should be read as equally applying to depositary receipts which represent such shares including Polyus Securities or DRs, as the context requires.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISER PRIOR TO INVESTING IN DRS AS TO THE PARTICULAR TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DRS, INCLUDING YOUR ELIGIBILITY FOR THE BENEFITS OF A DOUBLE TAX TREATY BETWEEN THE UNITED KINGDOM AND YOUR COUNTRY OF RESIDENCE, IN LIGHT OF YOUR PARTICULAR FACTS AND CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF STATE, PROVINCIAL, LOCAL AND FOREIGN TAX LAWS.

Taxation of the Private Exchange Offer

Duties

The United Kingdom

UK Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No UK stamp duty or SDRT will be payable on the issue of the DRs or their delivery into the DTC. No UK stamp duty or SDRT will be payable on any transfer of the DRs once they are issued to the DTC where such transfer is effected solely in electronic book entry form in accordance with the procedures of DTC, Euroclear or Clearstream (as applicable).

Jersey

Stamp duty

No stamp duty is payable in Jersey on the issue of or inter vivos transfers of securities, including DRs, in a Jersey company

Taxation of Polyus Securityholders

The Republic of Kazakhstan

Generally, if 50% or more of the value of KazakhGold is derived from a Kazakh entity possessing rights to subsoil use in Kazakhstan, capital gains generated on the issue and primary placement of the DRs could give rise to Kazakh capital gains tax.

However, the applicability of Kazakh taxes to proceeds generated in a primary placement of shares (or depositary receipts representing such shares) of a foreign entity which, directly or indirectly, derives 50% or more of its value from subsoil use assets in Kazakhstan (“taxable shares”), is not entirely clear under the Kazakh Tax Code. A specific exemption from corporate income tax exists for proceeds generated by resident entities in primary placements, but there are no such specific provisions for non-resident entities such as KazakhGold. Furthermore, the Tax Code does not specify whether a primary placement of taxable shares of a non-resident entity could be considered as a realization (sale) of shares which would be treated as a taxable event for capital gains tax purposes.

The Tax Committee of the Ministry of Finance of the Republic of Kazakhstan has offered some guidance on this question by issuing an official letter in 2009 which stated that the corporate tax exemption available for the proceeds of a primary placement by resident entities could also be applied to primary placements by non-resident entities. However, it should be noted that such official letters of the Kazakh tax authorities are non-binding.

It is arguable that the proceeds generated by KazakhGold in the primary placement of DRs to Polyus Securityholders in the Private Exchange Offer would not be taxable, particularly since the Kazakh Tax Code defines a capital gain as a positive difference between the selling price and the acquisition cost of the relevant DRs. In this regard, the substance of the primary placement of the newly issued DRs could be viewed as inherently different to a transaction such as the re-sale or exchange of existing DRs by KazakhGold which would give rise to a more specifically determinable capital gain.

Consequently, Kazakh capital gains tax should not be levied on KazakhGold as a result of the issue and primary placement by it of the DRs directly to Polyus Securityholders. However, due to the ambiguity of the Tax Code, a lack of reliable and relevant practice, and the potentially aggressive approach of the tax authorities aimed at maximizing tax proceeds for the state, there is some risk that the tax authorities could challenge the assertion that capital gains tax does not apply to the primary placement of the DRs. Such a risk may be increased if the value of the Polyus Securities received by KazakhGold as a result of this Private Exchange Offer is higher than the value of the DRs.

If the Private Exchange Offer were interpreted by the Kazakh tax authorities as giving rise to a capital gains tax, it would be necessary to assess whether 50% or more of the value of KazakhGold were derived from an entity possessing rights to subsoil use in Kazakhstan, such as Kazakhaltyn. The threshold is generally assessed pursuant to special rules established by the Kazakh Government as the ratio of the book value of the shares in Kazakhaltyn held by KazakhGold to the book value of all assets of KazakhGold. The book values would be determined based on the stand-alone financial statements of KazakhGold as at the date of the transaction or the most recent date prior to the transaction. The Kazakh tax authorities are also entitled to request a copy of the audit report if an audit has been performed on the relevant financial statements.

The Russian Federation

Income received by a foreign company from the sale, exchange or other disposal of shares (or participation interest) in a Russian company in which over 50% of the assets consist of immovable property located in Russia, as well as financial instruments derived from such shares, is treated as income derived from a source in the Russian Federation subject to profit tax to be withheld at source at a rate of 20% (assuming such income is not related to a permanent establishment of the foreign company in Russia). However, gains arising from the sale, exchange or other disposition of shares on a foreign stock exchange (a non-resident trade organiser) by a foreign company are not treated as Russian-source income and are exempt from the above taxation in Russia at source. The Private Exchange Offer will not qualify for the exemption.

The amount of such income is normally determined as the sales price of shares (participation interest). However, if documentary support for the acquisition cost of the shares (participation interest) is available, the tax may instead be assessed on the basis of the difference between the sales price and the acquisition cost (including other related costs) if documentary evidence of such costs is submitted to the tax agent. The Russian Tax Code also establishes special rules for calculating the tax base for the purposes of transactions in securities.

The Russian Tax Code imposes the obligation to calculate and withhold profit tax on Russian-source income on the person paying the income to a foreign recipient. However, where shares in a Russian company are sold by a foreign company which is not registered for tax purposes in Russia to persons other than a Russian company or a foreign company with a registered permanent establishment in Russia there is, at present, no practical mechanism for the withholding tax to be remitted to the Russian tax authorities, even if the resulting capital gains are considered taxable in Russia. Moreover, the Russian Tax Code is currently ambiguous as to the application of withholding tax in the case of an exchange of securitites, where there is no consideration from which to withhold tax.

To the extent that the assets of Polyus Gold indirectly consist of 50% or more of immovable property located in Russia, the Russian Tax Code may on one interpretation result in gains of Non-Russian Resident Corporate Polyus Securityholders (as defined below) (in particular, Jenington that is incorporated under the laws of the British Virgin Islands and UK corporate Polyus Securityholders) from the sale, exchange or other disposal of Polyus Securities being subject to profit tax in Russia at source. However, the risk may be eliminated if the relevant Polyus Securityholder is entitled to the benefit of a double tax treaty to which the Russian Federation is a party.

In particular, the double tax treaty between the Russian Federation and the UK provides that capital gains derived by UK corporate shareholders from the alienation of shares in a Russian company are not subject to withholding tax in Russia irrespective of the fact that more than 50% of assets of the latter indirectly comprise of immovable property located in Russia, provided that such shares are (merely) quoted on an approved stock exchange.

Where there is no double tax treaty concluded between the Russian Federation and the jurisdiction of tax residency of the alienator of the shares, there remains a risk of Russian withholding tax with regard to capital gains derived from such transaction.

The United Kingdom

General

The following comments broadly outline the taxation position of Polyus Securityholders who are resident, ordinarily resident and domiciled in the UK for tax purposes and who are holding the Polyus Securities or the DRs (as applicable) beneficially as investments (other than under a personal equity plan or an individual savings account) and who have not (and are not deemed to have) acquired their Polyus Securities or the DRs (as applicable) by virtue of an office or employment. The following comments provide general advice only and may not apply to certain classes of investor who may be subject to special rules (such as brokers, traders or dealers in securities, insurance companies, charities, collective investment schemes or pension providers). Each Polyus Securityholder’s specific circumstances will impact their taxation position. All Polyus Securityholders are recommended to consult their professional advisers in this respect.

The following comments are based on current UK tax legislation and case law, HM Revenue and Customs (“HMRC”) practice and the proposals announced by the UK Government in the Emergency Budget Report on 22 June 2010.

Taxation of the Exchange of Polyus Securities for DRs

As a result of executing the Private Exchange Offer, Polyus Securities held by Polyus Securityholders will be exchanged for DRs. The UK capital gains tax analysis is based on the assumption that the options under the Option Agreements will be exercised after the Private Exchange Offer becomes unconditional.

UK Resident Individual Polyus Securityholders

Under UK tax law the Private Exchange Offer will constitute a taxable disposal by UK resident individual Polyus Securityholders of their Polyus Securities. The market value of the DRs received in exchange will be taken as consideration for the disposal of the Polyus Securities.

Any chargeable gain arising may be reduced by the amount of capital losses incurred by an individual Polyus Securityholder in that or any earlier tax year and also by the amount of the annual allowance of tax-free gains in that tax year (the “annual exemption”).

The UK Government announced in the Emergency Budget Report on 22 June 2010 that any capital gains realised on or after 23 June 2010 by an individual whose total taxable income and gains are above the upper limit of the basic rate income tax band (£37,400 for the tax year starting from 6 April 2010) will, with effect from such date, be taxed at an increased capital gains tax rate of 28%. For all other individuals the capital gains tax rate is 18%. The amount of an individual’s annual exemption is £10,100 for the tax year starting from 6 April 2010.

No clearance is being sought under Part 13 of the Income Taxes Act 2007 to ascertain that the Private Exchange Offer does not constitute an income tax advantage obtained by UK resident individual Polyus Securityholders.

UK Resident Corporate Polyus Securityholders

For UK resident corporate Polyus Securityholders, the Private Exchange Offer will constitute a taxable disposal of their Polyus Securities. The market value of the DRs received in exchange will be taken as consideration for the disposal. A Polyus Securityholder who holds a significant holding of DRs may be exempt from tax arising on any gain, provided that it can satisfy the conditions of corporation tax exemption applicable to disposals of substantial shareholdings of companies.

Other UK Tax Considerations

The attention of UK resident Polyus Securityholders and DR holders is drawn to the provisions of Section 13 of the Taxation of Chargeable Gains Act 1992 (“TCGA 1992”) under which, in certain circumstances, a portion of capital gains realised by Jenington as a result of the exchange by Jenington of its holding of Polyus Securities for the DRs could be attributed to a UK resident Polyus Securityholder or a DR holder who holds, alone or together with connected persons, more than 10% of the Polyus Securities or the DRs respectively. These provisions will only apply if KazakhGold is treated as a close company for the purposes of these provisions.

The Russian Federation

General

For the purposes of this summary, a “Non-Russian Resident Polyus Securityholder” includes:

•	“Non-Russian Resident Individual Polyus Securityholder”, i.e. an individual Polyus Securityholder who is present in the Russian Federation for an aggregate period of less than 183 days (including days of arrival in Russia and days of departure from Russia) in any period comprising 12 consecutive months (in practice, final determination of tax residency status is made at the end of a calendar year). Presence in Russia for tax residency purposes is not considered interrupted if an individual departs for short periods (less than six months) for medical treatment or education; and

•	“Non-Russian Resident Corporate Polyus Securityholder”, i.e. a Polyus Securityholder that is a legal entity or other organisation, in each case not organised under Russian law, that purchases, holds and/or disposes of the DRs otherwise than through a permanent establishment in Russia.

A “Russian Resident Polyus Securityholder” includes “Russian Resident Individual Polyus Securityholder” and “Russian Resident Corporate Securityholder” and means any person, individual or legal entity, respectively, not qualifying as a Non-Russian Resident Polyus Securityholder (as defined above). Based on published comments by the Russian authorities, it is anticipated that the Russian tax residency rules applicable to legal entities may change in the future. Tax residency rules may be affected by an applicable double tax treaty.

Taxation in respect of acquiring DRs in exchange for Polyus Securities

Russian Resident Individual Polyus Securityholders

As a result of executing the Private Exchange Offer, Polyus Securities held by Russian Resident Individual Polyus Securityholders will be exchanged for the DRs.

General rules applicable to the purchase and sale of securities also apply to the exchange of securities, and each Polyus Securityholder which participates in the Private Exchange Offer will be recognised respectively as the seller of securities which he or she intends to tender and as the buyer of securities which he or she intends to accept in exchange. Therefore, under the Private Exchange Offer, a Russian Resident Individual Polyus Securityholder should be simultaneously treated as the buyer of the DRs and the seller of Polyus Securities.

The market value of DRs received in the Private Exchange Offer, as calculated for tax purposes, may differ from the value of the Polyus Securities that have been tendered in exchange. Therefore, when acquiring DRs, a Russian Resident Individual Polyus Securityholder may become taxable at a rate of 13% on income received in the form of a material benefit, which would be calculated as the market value of DRs at the date of acquisition less the value of Polyus Securities disposed of in exchange for those DRs.

Where a Russian Resident Individual Polyus Securityholder disposes of Polyus Securities, he/she is taxed at the rate of 13% on the proceeds received less actual and documentarily evidenced expenses related to the acquisition, holding and sale of those securities. The amount of the proceeds of disposal should be calculated as the market value of DRs received in the transaction.

However, there remains a possibility that the Russian tax authorities would assess additional tax liabilities if the market value of DRs received in the Private Exchange Offer, calculated for tax purposes, is less than the market value of the Polyus Securities disposed of in exchange for those DRs.

General transfer pricing rules may also apply to the transactions described above.

A Russian Resident Individual Polyus Securityholder is still required to declare the income received from the sale of securities on his tax return and claim a deduction for the expenses incurred even in circumstances where no taxable income or Russian personal income tax liability of a Russian Resident Individual Polyus Securityholder may arise. If the Russian Resident Individual Polyus Securityholder receives income in the form of a material benefit upon the acquisition of DRs, such income would also be subject to reporting on his/her Russian personal income tax return.

The deadline for filing Russian annual personal tax returns is 30 April of the year following the calendar year of reporting. Tax payments are due by 15 July of the same year.

Current Russian tax legislation contains a provision under which, if an individual receives payments or income from which Russian tax was not withheld at source (including payments from a foreign source) and receipt of such payments ceases (i.e. the individual does not expect receiving further payments or income during the tax year), the individual is required to submit a tax return declaring income actually received during the current year within five days after such payments cease. Any tax due in accordance with such tax return is payable within 15 days after filing the relevant return. In practice, however, the tax authorities do not appear to enforce this provision nor do they appear to apply the relevant penalties for non-compliance, provided the individual declares the whole amount of the relevant income on his annual tax return due by 30 April. It is possible this practice may change in the future.

Non-Russian Resident Individual Polyus Securityholders

Non-Russian Resident Individual Polyus Securityholders are taxable only in relation to their Russian-source income at a rate of 30%, Income received from the disposal of securities would be considered to be Russian-source income if it took place in Russia. In the absence of clear guidance on determining the place of disposal of securities, it is generally considered to be sourced in accordance with the location of the registrar recording the transfer of legal title to the relevant securities.

General rules applicable to the purchase and sale of securities also apply to the exchange of securities, and each Polyus Securityholder who participates in the Private Exchange Offer will be recognised respectively as the seller of securities which he intends to tender and as the buyer of securities which he intends to accept in exchange. Therefore, under the Private Exchange Offer, a Non-Russian Resident Individual Polyus Securityholder should be simultaneously treated as the buyer of the DRs and the seller of Polyus Securities.

Where a Non-Russian Resident Individual Polyus Securityholder sells his Polyus Securities, provided the record of transfer of legal title to Polyus Securities is performed in Russia, he or she would be taxed on the proceeds received less the actual and documentarily evidenced expenses related to the acquisition, holding and sale of these Polyus Securities, subject to any applicable reduction based on an applicable double tax treaty. As described above, the amount of sale proceeds should be calculated as the market value of DRs received in the transaction. However, it is possible that the Russian tax authorities would impose additional tax liabilities if the market value of DRs received in the Private Exchange Offer, calculated for tax purposes, is less than the market value of the Polyus Securities disposed of in exchange for those DRs.

General transfer pricing rules may also apply to the transactions described above.

Tax filing and payment obligations are similar to those described above for Russian Resident Individual Polyus Securityholders.

Russian Resident Corporate Polyus Securityholders

Capital gains arising from the sale, exchange or other disposal of Polyus Securities by a Russian Resident Corporate Polyus Securityholder will be taxable at the normal profit tax rate of 20%. The Russian Tax Code requires that profits arising from transactions involving securities quoted on a stock exchange must be calculated and accounted for separately from profits and losses from transactions involving securities that are not quoted on a stock exchange and from other profits and losses. Therefore, Resident Corporate Polyus Securityholders may be able to apply losses arising in respect of listed Polyus Securities to offset capital gains, or as a carry-forward amount to offset future capital gains, only from the sale, exchange or other disposal of securities quoted on a stock exchange.

The Russian Tax Code also establishes special rules for calculating the tax base for the purposes of transactions in securities.

The tax base for such transactions is determined separately for quoted and unquoted securities, as the difference between income received from the sale of the relevant securities and expenses related to those securities (including the acquisition price and expenses related to the acquisition and disposal of such securities).

In accordance with the Russian Tax Code, the determination of the sale price of securities for profits tax purposes is subject to the following conditions:

•	the sale price of securities quoted on a stock exchange for tax purposes should be the actual sale price, provided this price is within the range of the minimum and maximum stock exchange price of those securities on the date of the relevant transaction; and

•	the sale price for securities not quoted on a stock exchange should not deviate by more than 20% upwards or downwards from the calculated price, determined on the basis of the rules provided for in the Russian legislation.

The rules applicable to the purchase and sale of securities also apply to the exchange of securities, and each party will be recognized respectively as the seller and the buyer of securities.

Under the Private Exchange Offer, a Russian Resident Corporate Polyus Securityholder will receive DRs in exchange for Polyus Securities. As such, a Russian Resident Corporate Polyus Securityholder should be simultaneously treated as a buyer of the DRs and a seller of the Polyus Securities. The level of proceeds from the disposal of Polyus Securities should be calculated as the market value of DRs received. Therefore, the tax base will be calculated as the market value of DRs less the value of Polyus Securities disposed of in exchange for these DRs. If the market value of Polyus Securities is significantly higher than the market value of DRs, there is a risk that the Russian tax authorities will compare and adjust the price of disposal of Polyus Securities in accordance with the range of the minimum and maximum prices of Polyus Securities on the stock exchange as of the date of the transaction.

Taxation of the Jenington Distribution

The United Kingdom

UK tax legislation does not contain any specific provisions outlining the tax treatment of the receipt of the Jenington Distribution GDRs by UK individual or corporate Polyus Securityholders. The receipt of the Jenington Distribution GDRs will most likely be treated as additional proceeds from disposal of their Polyus Securities due to the fact that this transfer is intended as an incentive for the participating Polyus Securityholders to participate in the Private Exchange Offer although this is a complex area and the matter is not free from doubt. The market value of the Jenington Distribution GDRs received in exchange will be taken as consideration for the disposal of the Polyus Securities. The UK capital gains tax implications are described in the section above headed “Taxation of the Private Exchange Offer – Taxation of Polyus Securityholders – The United Kingdom – Taxation of the Exchange of Polyus Securities for DRs”.

The attention of UK resident Polyus Securityholders and DR holders is drawn to the provisions of Section 13 of the TCGA 1992 under which, in certain circumstances, a portion of capital gains realised by Jenington as a result of the distribution by Jenington of the Jenington Distribution GDRs could be attributed to a UK resident Polyus Securityholder or a DR holder who holds, alone or together with connected persons, more than 10% of the Polyus Securities or the DRs respectively. These provisions will only apply if KazakhGold is treated as a close company for the purposes of these provisions.

The Russian Federation

Russian Resident Individual Polyus Securityholders

Any income received by a Russian resident individual in cash or in kind or any income to which the right of disposal arises is included in the tax base calculation of an individual who is a Russian tax resident.

Therefore, the receipt of the Jenington Distribution GDRs by a Russian Resident Individual Polyus Securityholder may become taxable at the rate of 13% on the market value of the Jenington Distribution GDRs at the date of receipt.

Russian Resident Corporate Polyus Securityholders

The receipt of Jenington Distribution GDRs by a Russian Resident Corporate Polyus Securityholder should be treated as taxable income for profit tax purposes and will be taxed at the rate of 20%. The amount of taxable income will be the market value of the Jenington Distribution GDRs at the date of receipt.

Taxation of Dividends on DRs

Distribution of dividends by Polyus Gold to KazakhGold

The Russian Federation

A dividend received by a foreign legal entity from a Russian legal entity is generally subject to profit tax at source in Russia at 15%. This rate may be reduced under a relevant double tax treaty.

Dividends received by KazakhGold from Polyus Gold may be subject to withholding tax in Russia at a reduced rate of 10% under the “Convention between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the Russian Federation for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains” signed on 15 February 1994 provided that KazakhGold is treated as resident in the UK for the purposes of such convention and the beneficial owner of the dividends. Residence should be confirmed by a tax residence certificate obtained from the UK tax authorities and appropriately apostilled.

Distribution of dividends by KazakhGold to DR holders

The United Kingdom

Dividends payable with respect to the DRs will not be subject to withholding tax in the UK.

UK Resident Individual DR Holders

Higher rate taxpayers are subject to UK income tax on the gross amount of such dividends at a rate of 32.5%, and other individual taxpayers at a rate of 10%. For taxpayers whose income is above £150,000, there is a new rate of income tax on dividends of 42.5% applicable with effect from 6 April 2010. UK resident individual DR holders are entitled to a non-refundable 10% tax credit on dividends received from KazakhGold. This tax credit is set against the individual’s UK tax liability on the dividend. After taking into account the tax credit, the effective rate of tax will be 25% of the dividend paid for the taxpayers subject to the 32.5% tax rate, approximately 36% for the taxpayers subject to the 42.5% tax rate and 0% for other individual taxpayers.

The UK tax treatment of any holder of DRs who is resident in the UK, and carries on a trade, profession or vocation in the UK in relation to these DRs may be different from that described above.

UK Resident Corporate DR Holders

Dividends paid to a UK resident corporate DR holder will be assessable income of the UK corporate DR holder unless the dividends fall within an exempt class and certain other conditions are met. It is expected that dividends paid to a UK resident corporate DR holder would in most circumstances qualify for exemption.

The Russian Federation

Russian Resident Individual DR Holders

Dividends received by Russian tax residents (the residence is determined in the same manner as set out above in the definition of Russian Resident Polyus Securityholder) are subject to personal income tax at 9%. However a taxpayer may be required to prove his/her legal title to the DRs on which dividends are received.

Russian Resident Corporate DR Holders

Dividends received by a Russian legal entity from a foreign legal entity are generally subject to profit tax at 9%.

The Russian Tax Code envisages a 0% profit tax rate applicable to dividends received by Russian legal entities provided that they meet certain conditions which are not fulfilled for any of the Russian Resident Corporate DR holders at the date of this Prospectus.

Jersey

KazakhGold will be entitled to pay dividends to DR holders without any withholding or deduction for or on account of Jersey tax. DR holders (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of DRs.

Taxation on Disposing of DRs

The United Kingdom

Taxation of chargeable gains

The following comments are based on current UK tax legislation and case law, HMRC’s practice and the proposals announced by the UK Government in the Emergency Budget Report on 22 June 2010.

The UK tax legislation treats a DR holder as owning two assets – the underlying share and the DR, which evidences title of the underlying share and also comprises a number of rights against the depositary. It is expected that the value of the DR will be nominal, however this will depend on the terms and rights of the DR and further advice should be sought by the DR holders in this regard.

UK Resident Individual DR Holders

A disposal of DRs by an individual DR holder who is (at any time in the relevant UK tax year) resident or ordinarily resident in the UK (and not otherwise covered by a specific concession) or (where the circumstances apply) who resumes UK tax residence without achieving the appropriate number of intervening years of non-residence, may give rise to a chargeable gain or allowable loss for the purpose of UK taxation of chargeable gains.

The chargeable gains arising may be reduced by the amount of capital losses incurred by an individual DR holder in that or any earlier tax year and also by the amount of the annual exemption.

The UK Government announced in the Emergency Budget Report on 22 June 2010 that any capital gains realised on or after 23 June 2010 by an individual whose total taxable income and gains are above the upper limit of the basic rate income tax band (£37,400 for the tax year starting from 6 April 2010) will, with effect from such date, be taxed at an increased capital gains tax rate of 28%. For all other individuals the capital gains tax rate is 18%. The amount of an individual’s annual exemption is £10,100 for the tax year starting from 6 April 2010.

UK Resident Corporate DR Holders

For the UK resident corporate DR holders the disposal of DRs will constitute a taxable disposal. A UK resident corporate DR holder who holds a significant holding of DRs may be exempt from tax arising on any gain, provided that it can satisfy the conditions of corporation tax exemption applicable to disposals of substantial shareholdings of companies.

UK Stamp Duty and SDRT

No UK stamp duty or SDRT will be payable on any transfer of the DRs once they are issued into DTC, where such transfer is effected solely in electronic book entry form in accordance with the procedures of DTC, Euroclear or Clearstream (as applicable).

The Russian Federation

Russian Resident Individual DR Holders

Russian resident individual DR holders will be subject to personal income tax on any capital gain realized from the disposal of DRs. The gain will be taxable at the rate of 13%. Taxable income will be calculated as gross sales proceeds less expenses related to the acquisition, holding and sale of DRs which are substantiated by documentation. Although the Russian Tax Code does not provide specific guidance on this issue, it is arguable that the market value of the relevant Polyus Securities as at the acquisition date should be deducted from the taxable base for the purposes of calculation of the capital gain, given that such market value technically constitutes an expense relating to the acquisition of the relevant DRs. If this approach were to be adopted, the relevant

Russian resident individual DR holder would be required to submit appropriate documentary proof to the Russian tax authorities.

If upon acquisition of DRs, Russian resident individual DR holders received income in the form of a material benefit on which personal income tax was paid, then the amount of material benefit can be deducted from the taxable base upon disposal of the DRs (if documents confirming that the personal tax was paid on the amount are provided), together with the amount of tax paid with respect to such material benefit.

Tax filing and payment obligations are similar to those described in the “Part XIV – Taxation – Taxation of the Private Exchange Offer – Taxation of Polyus Securityholders – The Russian Federation – Taxation in respect of acquiring DRs in exchange for Polyus Securities – Russian Resident Individual Polyus Securityholders”.

Russian Resident Corporate DR Holders

If a Russian resident corporate DR holder disposes of the DRs, the capital gain received by the DR holder should be subject to profit tax at the rate of 20%.

The underlying DRs are listed on a foreign stock exchange. According to current Russian tax legislation, therefore, the actual sale price of DRs may be used for the calculation of the amount of income for profit tax purposes provided that this price is equal to or exceeds the minimum market quotation for the DRs as of the date of the relevant transaction.

The sales price of DRs could be reduced by the amount of expenses related to the acquisition, holding and sale of DRs which are substantiated by documentation. Although the Russian Tax Code does not provide specific guidance on this issue, it is arguable that the market value of the relevant Polyus Securities as at the acquisition date should be deducted from the taxable base for the purposes of calculation of the capital gain, given that such market value technically constitutes an expense relating to the acquisition of the relevant DRs. If this approach were to be adopted, the relevant Russian resident corporate DR holder would be required to submit appropriate documentary proof to the Russian tax authorities.

PART XV

ADDITIONAL INFORMATION

1.	It is expected that the DRs to which this Prospectus relates, including the Level I GDRs to be issued in the Private Exchange Offer, will be admitted to the Official List on or about 18 August 2010. Application has been made for such DRs to be traded on the Regulated Market of the London Stock Exchange. Transactions will normally be effected for delivery on the third working day after the day of the transaction.

2.	History of Share Capital

On incorporation, the authorised share capital of KazakhGold was £10,000 divided into 100,000,000 KazakhGold Shares of £0.0001 each, of which 100,000 were issued for cash at par to Abacus (C.I.) Limited as the subscriber to the Memorandum of Association as nominee for Gold Lion. On 27 September 2005, these KazakhGold Shares were transferred to Gold Lion. On 30 September 2005, an additional 39,900,000 KazakhGold Shares were issued for cash at par to Gold Lion. On 30 November 2005, a further 7,100,000 KazakhGold Shares were issued in connection with an offering by KazakhGold of KazakhGold Shares in the form of GDRs, resulting in a total issued share capital of 47,100,000 KazakhGold Shares.

In May 2007, KazakhGold issued an additional 3,541,666 KazakhGold Shares to Corporate Offshore Limited in consideration for the acquisition of assets. In March 2008, KazakhGold issued a further 2,300,000 KazakhGold Shares in connection with an offering of KazakhGold Shares in the form of GDRs. As a result, KazakhGold’s issued share capital at 1 January 2008 was 52,941,666 KazakhGold Shares (not including KazakhGold Shares issued in the Placing). KazakhGold’s issued share capital at 31 January 2008 was 52,941,666.

Following a resolution of its annual general meeting of shareholders on 15 July 2009, KazakhGold increased its authorised share capital to £20,000 divided into 200,000,000 KazakhGold Shares. This increase was undertaken in anticipation of an issuance of additional KazakhGold Shares in the form of GDRs pursuant to the Placing. As at the date of this Prospectus, KazakhGold has an issued share capital of 52,941,666 KazakhGold Shares. These KazakhGold Shares have been issued pursuant to the Jersey Companies Law, are in registered and certificated form, are fully-paid and are denominated in pounds sterling. On 27 July 2010, the KazakhGold EGM will consider, among other things, a resolution to increase KazakhGold’s authorised share capital to 2,100,000,000 KazakhGold Shares in connection with the Transactions. To the extent that such resolution is approved and the Transactions are completed, and assuming that 66,666,667 KazakhGold Shares are issued in the Placing and 33,333,333 KazakhGold Shares upon conversion of the August 2009 Jenington Shareholder loan (see “Part V – Information on the Transactions – The Jenington Distribution), KazakhGold expects that its total issued share capital will increase as a result to 1,862,937,075 KazakhGold Shares.

3.	A resolution will be put to the KazakhGold EGM that KazkhGold adopt new articles of association (the “New Articles”) in order to update and clarify the current Articles. Material differences with the existing Articles are summarised in “Part XVI – Summary of KazakhGold’s Memorandum and Articles of Association”. A copy of the New Articles will be available for inspection as detailed in paragraph 7 of this Part XV.

4.	KazakhGold was incorporated in Jersey on 26 September 2005 with registered number 91264 under the Jersey Companies Law, as a private company limited by shares with the name KazakhGold Group Limited and converted to a public limited company on 21 November 2005. The principal legislation under which KazakhGold operates is the Jersey Companies Law.

5.	KazakhGold’s registered office is Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands. The head office and principal place of business of KazakhGold is 88 Wood Street, London EC2V 7RS, United Kingdom and its telephone number is +44 208 528 1020.

6.	Independent Auditors

The consolidated financial statements of KazakhGold and its subsidiaries as of and for the year then ended 31 December 2009, incorporated by reference in this Prospectus, have been audited by ZAO Deloitte & Touch CIS, independent auditors, of 5 Lesnaya St., Moscow, 125047, Russian Federation. Deloitte is a member of the Russian Chamber of Auditors

(Auditorskaya Palata Rossii) and the Institute of Professional Accountants of Russia (Institut Professionalnih Buhgalterov Rossii). Deloitte also audited the consolidated financial statements of Polyus Gold as of, and for the years ended, 31 December 2009, 2008 and 2007 that are incorporated by reference in this Prospectus. Deloitte was appointed as independent auditor of KazakhGold following the completion of the Partial Offer and the resulting acquisition by the Polyus Gold Group of a controlling stake in KazakhGold. The auditors’ report of Deloitte for the 2009 consolidated financial statements of KazakhGold is qualified due to the omission of a consolidated statement of financial position at 1 January 2008 and accompanying notes as required by IAS 1 “Presentation of Financial Statements” where an entity restates its consolidated financial statements. This auditors’ report also contains an “Emphasis of Matter” to draw attention to the fact that (i) the report refers only to the consolidated financial statements of KazakhGold as at and for the year ended 31 December 2009 and (ii) the corresponding information for 2008 has been restated as described in Note 2 to those financial statements.

The consolidated financial statements of KazakhGold and its subsidiaries as of 31 December 2008 and 2007 and for each of the two years in the period ended 31 December 2008, incorporated by reference in this Prospectus, have been audited by BDO Stoy Hayward LLP of 55 Baker Street London W1U 7EU United Kingdom. BDO Stoy Hayward LLP is a member of the Institute of Chartered Accountants in England and Wales.

7.	Copies of the following will be available for inspection and may be obtained free of charge, during regular business hours on any weekday, at the office of Debevoise & Plimpton LLP, Tower 42, Old Broad Street, London EC2N 1HQ, United Kingdom for the life of the Prospectus:

•	the Memorandum and Articles of Association of KazakhGold, together with a copy of the revised Memorandum and Articles of Association that are to be put to the KazakhGold EGM;

•	copies of KazakhGold’s audited consolidated financial statements as of 31 December 2007, 2008 and 2009 and for the years then ended, together with the auditors’ reports relating thereto;

•	a copy of the Deposit Agreements; and

•	copies of Polyus Gold’s audited consolidated financial statements as of 31 December 2007, 2008 and 2009 and for the years then ended, together with the auditors’ reports relating thereto.

8.	If definitive certificates are issued in exchange for the Master DRs, KazakhGold will appoint an agent in the United Kingdom.

9.	The DRs are not denominated in any currency and have no nominal or par value.

10.	The ISIN for the KazakhGold Shares is JE0094J10482.

11.	In respect of the Level I GDRs, the CUSIP number is 48667H 600 and the ISIN number is US48667H6009.

12.	There has been no significant change in the KazakhGold Group’s financial or trading position since 31 December 2009.

13.	There has been no significant change in the Polyus Gold Group’s financial or trading position since 31 December 2009.

14.	The Polyus Gold Group is not, nor has it been, involved in any governmental, legal or arbitration proceedings during the twelve months preceding the date of this Prospectus which may have, or have had in the recent past, significant effects on the financial position or profitability of Polyus Gold or the Polyus Gold Group, nor is KazakhGold aware that any such proceedings are pending or threatened.

15.	This Prospectus will be made available to the public by KazakhGold at its principal place of business in London upon the launch of the Private Exchange Offer.

16.	KazakhGold estimates that the expenses that it incurs in respect of the application for Admission of the DRs and the Private Exchange Offer will be approximately USD 13.5 million.

17.	The table below shows the significant subsidiaries of KazakhGold:

Name of Subsidiary	Country of Incorporation	Principal activity		Ownership (%)
JSC Kazakhaltyn MMC	Kazakhstan	Mining		100.0
Romaltyn Mining SRL	Romania	Mining (exploration stage	)	100.0
Romaltyn Mining Exploration SRL	Romania	Mining (exploration stage	)	100.0
JSC Talas Gold Mining Company	Kyrgyzstan	Mining (exploration stage	)	66.7

18.	The following tables show, for the periods indicated, certain information regarding the exchange rate between the tenge and the US dollar, based on the official exchange rate quoted by the National Bank of Kazakhstan (the “NBK”). These rates may differ from the actual rates used in the preparation of KazakhGold’s consolidated financial statements and other financial information appearing in this Prospectus.

	Tenge per US dollar

For each year from 1 January 2005 to 31 December 2009	High	Low	Average(1)	Period end
2005	136.23	129.92	132.88	133.77
2006	133.85	117.25	126.07	127.42
2007	127.00	118.79	122.55	120.55
2008	120.87	119.48	120.29	120.77
2009	151.40	120.79	147.50	148.36

1. The average of the exchange rates on each day of each full month during the relevant period.
	Tenge per US dollar

For each month from January 2010 to June 2010	High	Low
January 2010	148.46	147.88
February 2010	148.21	147.33
March 2010	147.45	146.89
April 2010	147.07	146.41
May 2010	147.04	146.43
June 2010	147.46	146.65

No representation is made that the tenge or US dollar amounts in this Prospectus could have been converted into US dollars or tenge, as the case may be, at any particular rate or at all. A market exists within Kazakhstan for the conversion of tenge into other currencies, but the limited availability of other currencies may tend to inflate their values relative to the tenge.

PART XVI

SUMMARY OF KAZAKHGOLD’S MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Under the Jersey Companies Law, the capacity of a Jersey company is not limited by anything contained in its memorandum or articles of association or by any act of its members. Accordingly, KazakhGold’s Memorandum of Association does not contain an objects clause. KazakhGold’s Articles of Association (the “Articles”) were adopted pursuant to a written resolution of the members of KazakhGold dated 11 November 2005 and amended pursuant to a special resolution passed at the Annual General Meeting of the members of KazakhGold held on 31 July 2007.

Corporate procedures at a Jersey company, such as KazakhGold, in certain aspects differ significantly from corporate procedures at a Russian company, such as Polyus Gold. In particular, notification and voting procedures, as well as voting thresholds for approving certain corporate events are different under Jersey and Russian corporate laws. The management of a Jersey company vests with its directors, whereas in a Russian company the general director is responsible for the day-to-day management of the company and the board of directors has primarily supervisory functions. For a comparison of shareholding rights in KazakhGold and Polyus Gold, see “- Comparison of Shareholding Rights in KazakhGold and Polyus Gold.”

Copies of the Articles and the New Articles will be available for inspection as detailed in Part XVI. The Articles include provisions to the following effect:

Voting Rights

Subject to any special rights restrictions or prohibitions as regards voting for the time being attached to any shares, on a show of hands every member present in person or by proxy or (in the case of a corporation) by duly authorised representative shall have one vote and on a poll every member shall have one vote for each share of which he is the holder.

In the case of joint holders, unless such joint holders shall have chosen one of their number to represent them and so notified KazakhGold in writing, the vote of the most senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register.

No member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in KazakhGold of which he is holder or one of the joint holders have been paid.

Dividends

KazakhGold in general meeting may by ordinary resolution declare dividends but no dividend shall exceed the amount recommended by the Directors in accordance with the respective rights of the members and the declaration of the Directors as to the amount of the profits shall be conclusive.

The Directors may from time to time pay to the members such interim dividends as appear to the Directors to be justified by the profits of KazakhGold.

If the share capital is divided into different classes, the Directors may pay interim dividends on shares which confer deferred or non preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear.

Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment.

Provided the Directors act in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

The Directors may before recommending any dividend set aside out of the profits of KazakhGold such sums as they think proper as a reserve or reserves which shall at their discretion be applicable for any purpose to which the profits of KazakhGold may be properly applied and pending such application may at the like discretion either be employed in the business of KazakhGold or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without allocating the same to a reserve, carry forward any profits which they determine not to distribute.

The Directors may deduct from any dividend payable to any member all such sums of money (if any) as may be due and payable by him to KazakhGold on account of calls or otherwise.

No dividend shall bear interest against KazakhGold.

All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of KazakhGold until claimed. No unclaimed dividend shall bear interest against KazakhGold. The payment by the Directors of any unclaimed dividend or other monies payable on or in respect of a share into a separate account shall not constitute KazakhGold a trustee in respect thereof and any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to KazakhGold.

New Articles

If the New Articles are adopted, the provisions relating to dividends will instead be as follows:

Subject to the provisions of the Jersey Companies Law, KazkhGold may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the board.

Subject to the provisions of the Jersey Companies Law, the board may pay fixed and interim dividends if and in so far as in the opinion of the board the financial position of KazkhGold justifies such payments. If the board acts in good faith, the directors shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment on any other class of shares having non-preferred or deferred rights of any such fixed or interim dividend.

KazkhGold may, upon the recommendation of the board, by ordinary resolution, direct payment of a dividend in whole or in part in specie and the board shall give effect to such resolution.

No dividend or other moneys payable in respect of a share shall bear interest against KazkhGold.

The board may deduct from any dividend or other moneys payable to a holder of shares on or in respect of such shares all sums of money (if any) presently payable by the holder to KazkhGold on account of calls or otherwise in relation to such shares.

All unclaimed dividends may be invested or otherwise made use of by the board for the benefit of KazkhGold until claimed. Any dividend unclaimed after a period of twelve years from the date on which such dividend was declared or became due for payment shall be forfeited and revert to KazkhGold.

The board may, if authorised by an ordinary resolution of KazkhGold, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash.

The board may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made.

Capitalisation of Reserves

Subject to any necessary sanction or authority being obtained KazakhGold in general meeting may at any time and from time to time pass a resolution that any sum not required for the payment or provision of a fixed dividend with or without further participation in profits, and (i) for the time being standing to the credit of any reserve fund of KazakhGold including premiums received on the issue of any shares or debentures of KazakhGold and (ii) being undivided profits in the hands of KazakhGold, be capitalised and that such sum be appropriated as capital to and amongst the members in the shares and proportions in which they would have been entitled thereto if the same had been distributed by way of dividend and in such manner as the resolution may direct and the Directors shall in accordance with such resolution apply such sum in paying up in full or in part (where permitted by the Jersey Companies Law) any unissued shares or debentures of KazakhGold on behalf of such members and appropriate such shares or debentures to and distribute the same credited as fully paid up or partly paid up (where permitted by the Jersey Companies Law) amongst them in the proportions aforesaid in satisfaction of their shares and interest in the said capitalised sum or shall apply such sum or any part thereof on behalf of such members in paying up the whole or part of any uncalled balance which shall for the time being be unpaid in respect of any issued shares or debentures held by them.

New Articles

If the New Articles are adopted, the provisions relating to capitlaisation of reserves will instead be as follows:

Subject to the Jersey Companies Law, the board may, with the authority of an ordinary resolution of KazakhGold: (i) resolve to capitalise any sum standing to the credit of any reserve account of KazakhGold (including share premium account and capital redemption reserve) or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend (whether or not it is available for distribution); and (ii) appropriate that sum as capital to the holders of ordinary shares in proportion to the nominal amount of the ordinary share capital held by them respectively and apply that sum on their behalf in paying up in full any unissued shares or debentures of KazakhGold of a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions or in paying up the whole or part of any amounts which are unpaid in respect of any issued shares in KazakhGold held by them respectively, or otherwise deal with such sum as directed by the resolution.

Share Capital

Without prejudice to any special rights for the time being conferred on the holders of any shares or class of shares (which special rights should not be varied or abrogated except with such consent or sanction as contained in the Articles) any share or class of shares in the share capital of KazakhGold may be authorised for issue with such preferred, deferred or other special rights or such restrictions whether in regard to dividends, return of capital, voting or otherwise as KazakhGold may from time to time by special resolution determine.

KazakhGold may by special resolution alter its share capital as stated in its memorandum in any of the ways permitted or provided for under the Jersey Companies Law.

Subject to any confirmation by the court and the provisions of the Jersey Companies Law KazakhGold may by special resolution reduce its share capital in any way.

KazakhGold may from time to time subject to the provisions of the Jersey Companies Law issue or convert existing non-redeemable shares whether issued or not into shares which are to be redeemed or are liable to be redeemed at the option of KazakhGold or the holder thereof.

KazakhGold may from time to time subject to the provisions of the Jersey Companies Law purchase its own shares (including any redeemable shares) in any manner authorised by the Jersey Companies Law provided that in the event that KazakhGold shall purchase any shares which are admitted to listing or trading on any investment exchange such purchases shall be made in accordance with any relevant restrictions imposed by any such listing authority or exchange.

Modification of Rights

Subject to the Jersey Companies Law whenever the share capital of KazakhGold is divided into different classes of shares the special rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated at any time with the consent in writing of the holders of two thirds of the issued shares of the class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. To every such separate meeting all the provisions of the Articles relating to general meetings of KazakhGold or to the proceedings thereat shall mutatis mutandis apply except that the necessary quorum shall be persons holding or representing by proxy at least one third in nominal amount of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present one person present holding shares of that class or his proxy shall be a quorum) and that the holders of shares of that class or their duly appointed proxies shall on a poll have one vote in respect of every share of that class held by them respectively.

The special rights conferred upon the holders of any shares or class of shares issued with preferred, deferred or other special rights shall (unless otherwise expressly provided by the conditions of the issue of such shares) be deemed not to be varied by the creation or issue of further shares ranking pari passu therewith.

Shares

The shares in KazakhGold shall be at the disposal of the Directors who, subject to the provisions of the Jersey Companies Law and the Articles and to any restrictions KazakhGold in general meeting by ordinary resolution, may from time to time impose, allot grant options over or otherwise deal with or dispose of them to such persons at such times and generally on such terms and conditions as they think proper. Save as provided in the Jersey Companies Law each share in KazakhGold shall be distinguished by its appropriate number. KazakhGold may pay a commission to a person in consideration of his subscribing or agreeing to subscribe for shares in KazakhGold or procuring or agreeing to procure subscriptions for shares in KazakhGold as provided in the Jersey Companies Law.

Interests in Shares

The Directors shall have power by notice in writing to require any member to disclose to KazakhGold the identity of any person other than the member (an “interested party”) who has any interest in the shares held by the member and the nature of such interest.

Any such notice shall require any information in response to such notice to be given in writing within such reasonable time as the Directors shall determine.

KazakhGold shall maintain a register of interested parties to which the provisions of Article 41 of the Jersey Companies Law shall apply mutatis mutandis and whenever in pursuance of a requirement imposed on a member as aforesaid KazakhGold is informed of an interested party the identity of the interested party and the nature of the interest shall be promptly inscribed therein together with the date of the request.

The Directors may be required to exercise their powers under article 7(1) of the Articles on the requisition of members of KazakhGold holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of KazakhGold as carries at that date the right of voting at general meetings of KazakhGold.

The requisition must:

•	state that the requisitionists are requiring KazakhGold to exercise its powers under article 7(1) of the Articles;

•	specify the manner in which they require those powers to be exercised; and

•	give reasonable grounds for requiring KazakhGold to exercise those powers in the manner specified,

and must be signed by the requisitionists and deposited at the office.

The requisition may consist of several documents in like form each signed by one or more requisitionists. On the deposit of a requisition complying with this section it is the Directors’ duty to exercise their powers under article 7(1) of the Articles in the manner specified in the requisition.

If any member has been duly served with a notice given by the Directors in accordance with article 7(1) of the Articles and is in default for the prescribed period in supplying to KazakhGold the information thereby required, then the Directors may in their absolute discretion at any time thereafter serve a notice (a “direction notice”) upon such member as follows:

A direction notice may direct that, in respect of:

•	the shares recorded in the register of the member which comprise or include the shares in relation to which the default has occurred (all or the relevant number as appropriate of such shares being the “default shares”); and

•	any other shares held by the member;

the member shall not be entitled to vote at a general meeting or meeting of the holders of any class of shares of KazakhGold either personally or by a duly authorised representative (if a corporation) or by proxy or to exercise any other right conferred by membership in relation to meetings of KazakhGold or of the holders of any class of shares of KazakhGold; and

where the default shares represent at least 0.25% in nominal value of the issued shares of the class of shares concerned, then the direction notice may additionally direct that:

•	in respect of the default shares, any dividend or part thereof or other money which would otherwise be payable on such shares shall be retained by KazakhGold without any liability to pay interest thereon when such money is finally paid to the member;

•	no transfer other than an approved transfer as set out in article 7(7)I of the Articles of any of the shares held by such member shall be registered unless:

–	the member is not himself in default as regards supplying the information requested; and

–	the transfer is of part only of the member’s holding and when presented for registration is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

KazakhGold shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by KazakhGold to do so shall not invalidate such notice.

If shares are issued to a member as a result of that member holding other shares in KazakhGold and if the shares in respect of which the new shares are issued are default shares in respect of which the member is for the time being subject to particular restrictions, the new shares shall on issue become subject to the same restrictions whilst held by that member as such default shares. For this purpose, shares which KazakhGold procures to be offered to members pro rata (or pro rata ignoring fractional entitlements and shares not offered to certain members by reason of legal or practical problems associated with offering shares outside the United Kingdom or Jersey) shall be treated as shares issued as a result of a member holding other shares in KazakhGold.

Any direction notice shall have effect in accordance with its terms for as long as the default, in respect of which the direction notice was issued, continues but shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer as set out in article 7(7)I of the Articles. As soon as practical after the direction notice has ceased to have effect (and in any event within seven days thereafter) the Directors shall procure that the restrictions imposed by articles 7(4) and 7(5) of the Articles shall be removed and that dividends and other moneys withheld pursuant to article 7(4)(b)(i) of the Articles are paid to the relevant member.

Transfer of Shares

KazakhGold may permit the holding in uncertificated form of one or more classes of shares determined by the Directors for this purpose in order that the transfer of title to any such shares may be effected by means of a computer system in accordance with the Listing Rules and the Companies (Uncertificated Securities) (Jersey) Order 1999, as amended (the “Uncertificated Securities Order”), provided that the register of members shall be held in Jersey pursuant to the Jersey Companies Law.

Unless and until the Directors determine that one or more classes of share may be held in uncertificated form, the shares shall be issued in certificated form.

The Directors shall have power to implement such arrangements as they may in their absolute discretion think fit in order for any class of shares to be a participating security (subject always to the UK Uncertificated Securities Regulations 2001, as amended (the “UK Regulations” and together with the Uncertificated Securities Order, the “Regulations”) and the facilities and requirements of the relevant system concerned). Where they do so and subject to the Jersey Companies Law:

•	the Articles shall be construed accordingly and shall be deemed to be modified, amended or extended to the extent necessary to ensure that the same are consistent with the provisions of the Regulations and to permit the holding of shares of the relevant classes in uncertificated form and the transfer of title to shares of the relevant classes by means of a computer system; and

•	the relevant provisions of the Articles shall commence to have effect immediately prior to the time at which the operator of the relevant system concerned permits the class of shares concerned to be a participating security.

In relation to any class of shares which is, for the time being, a participating security, and for so long as such class remains a participating security, no provision of the Articles shall apply or have effect to the extent that it is in any respect inconsistent with:

•	the holding of shares of that class in uncertificated form;

•	the transfer of title of shares of that class by means of a relevant system; or

•	the Regulations.

Without prejudice to the generality of and notwithstanding anything contained in the Articles, where any class of shares is, for the time being, a participating security (such class being referred to hereinafter as the “Relevant Class”):

•	shares of the Relevant Class may be issued in uncertificated form in accordance with the Regulations;

•	unless the Directors otherwise determine, shares of the Relevant Class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings;

•	shares of the Relevant Class may be changed from uncertificated to certificated form and from certificated to uncertificated form, in accordance with the Regulations;

•	title of shares of the Relevant Class which are recorded on the register of members as being held in uncertificated form may be transferred by means of the relevant system concerned and accordingly (and in particular but without limitation) the Articles shall not apply in respect of such shares to the extent that any article requires or contemplates the effecting of a transfer by an instrument in writing and the production of a certificate for the share to be transferred;

•	KazakhGold shall comply with the provisions of regulations 21 and 22 of the UK Regulations in relation to the Relevant Class; and

•	the provisions of the Articles with respect to meetings of or including holders of the Relevant Class, including notices of such meetings, shall have effect subject to the provisions of regulation 34 of the UK Regulations.

Where relevant any article that requires KazakhGold to issue a certificate to any person holding shares of the Relevant Class in uncertificated form shall not apply.

Any instrument of transfer of shares shall be in writing in any form which the Directors may approve (which shall specify the full name and address of the transferee) and shall be signed by or on behalf of the transferor (and, in the case of any partly paid share, the transferee) and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.

The Directors may decline to register any transfer of shares prohibited by the Articles and may decline to register any transfer of shares unless the instrument of transfer is deposited at KazakhGold’s registered office or such other place as the Directors may reasonably require, accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. If the Directors decline to register a transfer of any share, they shall, within two months after the date on which the transfer was lodged with KazakhGold, send to the transferee notice of the refusal.

The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods as the Directors may determine.

KazakhGold shall be entitled to retain any instrument of transfer of any share which is registered, but any instrument of transfer of any share which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

Lien

KazakhGold shall have a lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share and KazakhGold shall also have a lien on all shares (other than fully paid shares) standing registered in the name of a single person for all monies presently payable by him or his estate to KazakhGold but the Directors may at any time declare any shares to be wholly or in part exempt from the provisions of the relevant article. KazakhGold’s lien (if any) on the shares shall extend to all dividends payable thereon.

General Meetings

KazakhGold shall hold a general meeting as its Annual General Meeting once in every calendar year at each time and at such place as may be determined by the Directors.

The Directors may whenever they think fit convene an Extraordinary General Meeting and Extraordinary General Meetings shall also be convened on a requisition made in accordance with the Jersey Companies Law in writing and signed by members holding in the aggregate not less than one tenth of the total voting rights of the members who have the right to vote at the meeting.

Appointment of Directors

The number of Directors shall be not fewer than four. A Director need not be a member of KazakhGold. The Directors shall have power at any time and from time to time to appoint, subject to the provisions of the Jersey Companies Law, any person to be a Director either to fill a casual vacancy or as an additional Director. KazakhGold may by Ordinary Resolution appoint any person to office as a Director.

Election, Re-election and Retirement of Directors

Subject to the provisions of the Articles all Directors shall submit themselves for election by shareholders at the first opportunity after their appointment, and shall not remain in office for longer than three years since their last election or re-election without submitting themselves for re-election. At each Annual General Meeting, the Directors subject to retirement in accordance with the Articles shall retire from office. A Director retiring at such meeting shall retain office until the dissolution of such meeting and accordingly on retiring a Director who is re-elected or deemed to have been re-elected pursuant to the Articles will continue in office without a break.

The Directors to retire by rotation shall include any Director who wishes to retire and not to offer himself for re-election and any Director who has been, or who by the time of the next Annual General Meeting will have been, in office for three years.

Powers of Directors

The business of KazakhGold shall be managed by the Directors who may pay all expenses incurred in setting up and registering KazakhGold and who may exercise all such powers of KazakhGold as are not provided for by the Jersey Companies Law, the memorandum of association of KazakhGold, the Articles, or any directions given by special resolution required to be exercised by KazakhGold in general meeting. No alteration of the memorandum of association of KazakhGold or the Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if the alteration had not been made or the direction had not been given. The powers given by the relevant Article shall not be limited by any special power given to the Directors by the Articles. A meeting of the Directors at which a quorum is present may exercise all powers and discretions exercisable by the Directors.

Proceedings of Directors

The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit and may determine the quorum necessary for the transaction of business which in default of such determination shall be four.

Any Director may participate in a meeting of the Directors or in a committee thereof by means of a conference telephone or similar communications equipment whereby all of the Directors participating in the meeting can hear each other and the Directors participating this manner shall be deemed to be present in person at such meeting for all the purposes of the Articles.

The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected or if at any meeting the chairman is not present at the time appointed for holding the same the Directors present shall choose one of their number to be chairman of such meeting. The chairman has a second or casting vote at meetings of Directors.

Directors’ Interests

A Director may be or become a director or other officer of or otherwise interested in any company promoted by KazakhGold or in which KazakhGold may be interested as a member or otherwise and no such Director shall be accountable to KazakhGold for any remuneration or other benefits received by him as a director or officer of or from his interests in such other company unless KazakhGold otherwise directs.

A Director who has directly or indirectly an interest in a transaction entered into or proposed to be entered into by KazakhGold or by a subsidiary of KazakhGold which to a material extent conflicts with the interests of KazakhGold and of which he has actual knowledge shall disclose to KazakhGold (by notice to the Directors) the nature and extent of his interest. Subject thereto any such Director shall not be liable to account to KazakhGold for any profit or gain realised by him on such transactions.

A notice in writing given to KazakhGold by a Director that he is to be regarded as interested in a transaction with a specified person is sufficient disclosure of his interest in any such transaction entered into after the notice is given. Subject to the Articles, a Director may vote in respect of any such transaction and if he does so vote his vote shall be counted and he shall be capable of being counted towards the quorum at any meeting of the Directors at which any such transaction shall come before the Directors for consideration.

Subject to the provisions of the Jersey Companies Law a Director may act by himself or his firm in a professional capacity for KazakhGold and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

Borrowing Powers

The Directors may exercise all the powers of KazakhGold to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of KazakhGold or its parent undertaking (if any) or any subsidiary undertaking of KazakhGold or of any third-party.

Winding Up

Subject to the claims of any secured creditors and to the provisions of any enactment as to preferential payments KazakhGold’s property shall on winding up be realised and applied in satisfaction of KazakhGold’s liabilities pari passu and subject thereto any surplus shall then be distributed amongst the members according to their rights and interests in KazakhGold. Subject to the rights of the holders of shares issued upon special conditions if the assets available for distribution to members shall be insufficient to pay the whole of the paid up capital such assets shall be shared on a pro rata basis amongst members by reference to the number of fully paid up shares held by each member respectively at the commencement of the winding up.

If KazakhGold shall be wound up the liquidator, or where there is no liquidator the Directors, may with the sanction of a special resolution divide amongst the members in specie any part of the assets of KazakhGold or vest the same in trustees upon such trusts for the benefit of the members as the liquidator or the Directors (as the case may be) with the like sanction shall think fit.

PART XVII

COMPARISON OF SHAREHOLDER RIGHTS
IN KAZAKHGOLD AND POLYUS GOLD

KazakhGold is incorporated in Jersey, and Polyus Gold is incorporated in the Russian Federation. Consequently, corporate governance and the rights of a holder of shares in KazakhGold will differ from corporate governance and the rights of a Polyus Gold shareholder due to the differences between the respective corporate laws of Jersey and Russia and the Articles of KazakhGold and Polyus Gold’s charter (the “Polyus Gold Charter”).

The following is a summary of certain provisions of the Russian Joint Stock Companies Law and the Polyus Gold Charter that differ from the Jersey Companies Law and Articles of KazakhGold. The summary does not purport to be a complete statement of the respective shareholders’ rights of KazakhGold and Polyus Gold.

Provisions Applicable to Polyus Gold Shareholders	Provisions Applicable to KazakhGold Shareholders

Authorised and Issued Share Capital

Polyus Gold’s charter capital is RUB 190,627,747 and is divided into 190,627,747 registered common shares, each having a nominal value of RUB 1.00.
KazakhGold’s authorised share capital is divided into ordinary shares with a par value £0.0001 each and as of the date of this Prospectus its authorized share capital is £20,000 divided into 200,000,000 ordinary shares.

Polyus Gold Charter does not currently provide for authorised but unissued shares.	KazakhGold’s issued share capital is 52,941,666 ordinary shares.

As described in “Part XV Additional Information – History of Share Capital”, a resolution will be put to the KazakhGold EGM to increase KazakhGold’s authorized share capital to £210,000 divided into 2,100,000,000 ordinary shares of £0.0001 each.

Alteration of Share Capital

Polyus Gold has the right to increase or decrease its charter capital and to issue additional shares or any other types of securities in accordance with applicable law. Any alteration of share capital (subject to a limited number of exceptions for share issuances) requires a shareholder vote.
KazakhGold may, if authorized by a special resolution (two-thirds majority), increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by applicable law.

Any increase in the share capital of a company requires a special resolution rather than an ordinary resolution (a simple majority).

Under the Jersey Companies Law and KazakhGold’s Articles of Association, the directors do not need the sanction of the members to issue and allot shares.

If the New Articles are adopted, subect to confirmation by the court and the provisions of the applicable law KazakhGold could by special resolution reduce its share capital in any way.

Provisions Applicable to Polyus Gold Shareholders	Provisions Applicable to KazakhGold Shareholders

Authorised and Issued Share Capital Share Buy-Back
Subject to the approval of more than 50% of the members of Polyus Gold Board or, in certain cases, by at least 75% vote of shareholders holding voting shares of Polyus Gold and participating in the general shareholders’ meeting, unless otherwise provided by applicable law, Polyus Gold may acquire its own shares and either hold them as treasury shares for subsequent resale within one year following such acquisition or redeem them.
KazakhGold may, if authorized by a special resolution and subject to the provisions of the Jersey Companies Law, acquire its own shares and either hold them as treasury shares or redeem them.

The Directors of KazakhGold must make a 12-month forward-looking cash flow solvency statement before KazakhGold can buy back any shares.

Amending the Charter / Articles of Association
The authority to amend or change the Polyus Gold Charter is vested in Polyus Gold’s shareholders and requires a supermajority vote of at least 75% of the votes of shareholders’ participating in the general shareholders meeting, unless otherwise provided by applicable legislation.	Amendments to KazakhGold’s Articles require a special resolution.

Pre-emptive Rights
Each shareholder of Polyus Gold has a pre-emptive right to acquire newly issued shares of Polyus Gold placed by way of an open subscription in proportion to its shareholding in the share capital of Polyus Gold. Each shareholder of Polyus Gold that voted against the decision on placement of additional shares of Polyus Gold by way of a closed subscription or did not participate in the voting on the matter has a pre-emptive right to acquire newly issued shares on a pro rata (proportional) basis.	Neither the Jersey Companies Law nor KazakhGold’s Articles provide members with pre-emption rights on the issue of new shares.

Dividends
Polyus Gold may, in accordance with its Charter, declare a dividend to be paid to all shareholders.

Declaration and payment of dividends require a simple majority vote 50% plus one share) of the votes of shareholders’ of Polyus Gold participating in the general shareholders meeting, which must be based on recommendations of Polyus Gold’s Board of directors with respect to the amount of the dividend.
KazakhGold may by ordinary resolution declare any dividends, although no dividend may exceed the amount recommended by the directors. The Directors may pay interim dividends without the need for a resolution of the members to be passed.

The Directors must make a 12-month forward-looking solvency statement before KazakhGold can pay any dividends or other forms of distribution.

Voting Rights
Each holder of fully paid up Polyus Shares has the right to participate in the general shareholders’ meetings with the right to vote on all issues on the agenda, save for approval of an interested party transaction (when required) where such holder is an interested party, and to propose issues to the agenda.

Each fully paid up Polyus Share gives each holder one vote at a general shareholders meeting on all matters that are in the competence of a general
The holders of KazakhGold ordinary shares have the right to attend and vote at general meetings of the company. Each member has one vote for each ordinary share it holds.

KazakhGold’s Articles provide that no member is entitled to vote at a general meeting if any calls or other sums are payable by it to the company.

Members have the right to appoint a proxy, and corporations have the right to appoint a corporate shareholders meeting, except that cumulative voting is required for the election of Polyus Gold’s board of directors. Where cumulative voting is required, each common share entitles each holder to the same number of votes as the total number of members to be elected to Polyus Gold’s board of directors, and all such votes can be cast for a single candidate or may be distributed between two or more candidates.

Voting at general shareholders meetings is conducted by ballot.

representative, to attend and vote at general meetings on the member’s behalf.

Resolutions are voted on a show of hands unless a poll is demanded by (i) the chairman of the meeting, (ii) five members entitled to vote on the resolution or (iii) members holding at least one-tenth of the voting rights of the members being entitled to vote on the resolution. If the New Articles are adopted, in addition a poll could be demanded by a member or members holding shares on which they are entitled to vote on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares being entitled to vote on the resolution.

Notice of Shareholders General Meetings
A general shareholders meeting requires at least 30 days notice to be given to all shareholders entitled to receive such notice, unless a longer period (70 days) is required by applicable law.

Pursuant to Polyus Gold’s Charter the notice must be published in newspapers determined by the Charter. The agenda may not be changed after its distribution or publication.

A general meeting, including an annual general meeting, requires a 21 days clear notice to be given to each member entitled to attend and vote at such general meeting, stating the date, place and time at which the meeting is to be held together with the general business to be conducted at such meeting. If the New Articles are adopted, in the case of any other general meetings 14 days notice specifying the same details would be required.

General meetings (other than annual general meetings) can be held on short notice with the consent of members holding not less that 95% of the total voting rights of the members who have that right. Annual general meetings can only be held on short notice with the consent of all members.

Meetings of Shareholders
The chairman of the board of directors may preside at the general shareholders meeting or may delegate his or her powers to another member of the board of directors.

The general shareholders meeting shall have authority (i.e., the quorum requirement shall be met) if shareholders (or their representatives) owning in the aggregate more than 50% of the Polyus Shares carrying voting rights voting shares participate in the general shareholders meeting.

In the absence of a quorum at an annual general shareholders meeting, a rescheduled annual general shareholders meeting with the same agenda must be held.

The chairman (if any) of the board of directors presides as chairman of general meetings, failing which the directors present at the meeting may elect one of their number to be the chairman of the general meeting.

If no directors are present or if no director is willing to act as chairman, the members present at the meeting may elect one of their number to be chairman of the meeting.

The quorum for general meetings is two persons entitled to vote on the business to be transacted, each being a member, proxy for a member or corporate representative of a member.

If a quorum is not present within 30 minutes from

In the absence of a quorum at an extraordinary general shareholders meeting, a rescheduled extraordinary general shareholders meeting with the same agenda may be held.

A rescheduled shareholders annual or extraordinary general meeting may be called and held no later than 30 days after a failed shareholders annual or extraordinary general meeting, unless a later date is required under applicable law.

A rescheduled shareholders annual or extraordinary general meeting is considered to have a quorum if shareholders (or their representatives) owning in the aggregate at least 30% of Polyus Shares participate in the shareholders annual or extraordinary general meeting.
the time appointed for the general meeting, the meeting stands adjourned to the place, time and day in the next week to be appointed by the chairman of the meeting or if no place, time and day is so appointed, to the same place, time and day in the following week as the original meeting. If no quorum is present within 30 minutes of the time appointed for an adjourned meeting, one member present in person or by proxy shall constitute a quorum. If the New Articles are adopted, minor changes will be made to these provisions.

Interested Party Transactions / Related Party Transactions
Under the Russian Joint Stock Companies Law, certain transactions defined as “Interested Party Transactions” require, subject to certain exemptions, approval by Polyus Gold Directors, Independent Directors or shareholders of Polyus Gold who are not interested in the transaction. Polyus Gold Directors and shareholders holding more than 20 percent of the Polyus Gold Shares must inform relevant management bodies of Polyus Gold about their potential or actual interests in a transaction.
Prior to voting by the board of directors on a matter, all interests that any board member has in the matter must be fully disclosed. The interested director may participate in the discussion and vote on such transaction.

Under the Jersey Companies Law, directors must disclose to the company the nature and extent of any interest he has, directly or indirectly, which does or may conflict with the interests of the company.

Shareholders’ Rights of Inspection and Receipt of Information
Each shareholder has the right to receive information on Polyus Gold’s activities and Shareholder(s) that hold at least 25% of voting shares may inspect Polyus Gold’s books and other documentation in accordance with the procedures established by applicable law.
Each member has a limited right to inspect KazakhGold’s books and other public documents in accordance with the procedures established by applicable law.

If the New Articles are adopted, no member (as such) would have a right to inspect any account, book or document of KazakhGold, except as conferred by law or authorised by the Directors or by any ordinary resolution of KazakhGold.

Governing Bodies and Election of the Board
Governing bodies of Polyus Gold are the shareholders meeting, board of directors and the chief executive officer (General Director).

The shareholders meeting is the supreme governing body of Polyus Gold. A general shareholders meeting may not decide issues that do not fall within its competence as established by the Russian Joint Stock Companies Law and by the Charter of Polyus Gold in accordance with the Russian Joint Stock Companies Law.

The board of directors of Polyus Gold has primarily supervisory functions and is responsible for the management of Polyus Gold, with the exception of those matters that are designated by the Russian Joint Stock Companies Law and the Charter of
The management of KazakhGold vests with its Directors, who may exercise all powers of the company that are not required to be exercised by the company at a general meeting of its members by virtue of KazakhGold’s Articles, the Jersey Companies Law, or any special resolution passed by its members.

Jersey law does not specifically refer to the position of a chief executive officer, so this office bears no particular legal significance under Jersey law.

The number of directors shall be not fewer than four. A Director need not be a member of KazakhGold. The Directors shall have power at any time and from time to time to appoint, subject

Polyus Gold as being reserved for the decision of shareholders at a general shareholders meeting. Matters which are within the authority of the board may not be delegated to the executive bodies of Polyus Gold.

According to the Russian Joint Stock Companies Law the entire board must be elected at each annual general shareholders meeting by the cumulative voting method. Before the expiration of their term, the Polyus Gold directors may be removed as a group at any time without cause by a simple majority vote at a general shareholders meeting.

The Russian Joint Stock Companies Law requires all joint stock companies with 50 or more shareholders to have a board of directors with at least 5 members. The Russian Joint Stock Companies Law requires a joint stock company with more than 1,000 holders of voting shares to have a board of directors with not less than 7 members and a joint stock company with more than 10,000 holders of voting shares to have a board of directors with not less than 9 members.

The Chairman of the Board is elected by the board by simple majority vote of all elected members of the board. The Chairman is responsible for leading the work of the board.

The General Director is Polyus Gold’s chief executive officer and is responsible for Polyus Gold’s day-to-day activities. The General Director is elected by the board of directors and exercises executive authority over all activities of Polyus Gold, except for issues reserved to the shareholders and the board.	to the provisions of the Jersey Companies Law, any person to be a Director either to fill a casual vacancy or as an additional Director. KazakhGold may by ordinary resolution appoint any person to office as a director.

Subject to the provisions of the KazakhGold’s Articles, all Directors shall submit themselves for election by members at the first opportunity after their appointment, and shall not remain in office for longer than three years since their last election or re-election without submitting themselves for re-election. At each annual general meeting, a certain number of Directors must retire by rotation in accordance with KazakhGold’s Articles. A Director retiring at any general meeting shall retain office until the dissolution of such meeting and accordingly on retiring a Director who is re-elected or deemed to have been re-elected pursuant to KazakhGold’s Articles will continue in office without a break.

If the New Articles are adopted, any Director of KazakhGold would have the right at his discretion and at any time and from time to time to appoint either another Director or any other person (with certain exceptions) to act as an alternate director in his place and may at his discretion remove from office an alternate director so appointed by him.

Liquidation Rights
In the event of liquidation of Polyus Gold, the holders of Polyus Shares have the right to receive a portion of the property (or a portion of the value of the property) of Polyus Gold in proportion to their shareholding in the charter capital of Polyus Gold remaining after the claims of all of Polyus Gold’s creditors have been satisfied in accordance with the Polyus Gold Charter and applicable law.
Subject to the claims of any secured creditors and to the provisions of any enactment as to preferential payments, KazakhGold’s property shall on winding up be realized and applied in satisfaction of the company’s liabilities pari passu and subject thereto any surplus shall then be distributed amongst the members according to their rights and interests in KazakhGold. Subject to the rights of the holders of shares issued upon special conditions, if the assets available for distribution to members shall be insufficient to pay the whole of the paid up capital such assets shall be shared on a pro rata basis amongst members by reference to the number of fully paid up shares held by each member respectively at the commencement of the winding up.

If KazakhGold is wound up the liquidator or, where there is no liquidator, the directors may, with the sanction of a special resolution, divide amongst the members in specie any part of the assets of the company or vest the same in trustees upon such trusts for the benefit of the members as the liquidator or the directors (as the case may be) with the like sanction shall think fit.

PART XVIII

TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

The following terms and conditions (excepting sentences in italics) apply to the Global Depositary Receipts, and are endorsed on each Global Depositary Receipt certificate. References in this Part XVIII to (i) the “Offering” are to the offering of GDRs by KazakhGold that closed on 30 November 2005 and (ii) the “Deposit Agreement” are to the GDR Deposit Agreement.

The Global Depositary Receipts (“GDRs”) represented by this certificate are each issued in respect of one ordinary share of par value GBP 0.0001 each (the “Shares”) in KazakhGold Group Limited (the “Company”) pursuant to and subject to an agreement dated 30 November 2005, and made between KazakhGold and The Bank of New York (now known as The Bank of New York Mellon) in its capacity as depositary (the “Depositary”) for the “Regulation S Facility” and for the “Rule 144A Facility” (such agreement, as amended from time to time, being hereinafter referred to as the “Deposit Agreement”). Pursuant to the provisions of the Deposit Agreement, the Depositary has appointed BNY (Nominees Limited) as Custodian (the “Custodian”) to receive and hold on its behalf any relevant documentation respecting certain Shares (the “Deposited Shares”) and all rights, interests and other securities, property and cash deposited with the Custodian which are attributable to the Deposited Shares (together with the Deposited Shares, the “Deposited Property”). The Depositary shall hold Deposited Property for the benefit of the Holders (as defined below) as bare trustee in proportion to their holdings of GDRs. In these terms and conditions (the “Conditions”), references to the “Depositary” are to The Bank of New York (now known as The Bank of New York Mellon) and/or any other depositary which may from time to time be appointed under the Deposit Agreement, references to the “Custodian” are to BNY (Nominees Limited) or any other custodian from time to time appointed under the Deposit Agreement and references to the “Main Office” mean, in relation to the relevant Custodian, its head office in the city of London or such other location of the head office of the Custodian in Jersey as may be designated by the Custodian with the approval of the Depositary (if outside the city of London) or the head office of any other custodian from time to time appointed under the Deposit Agreement.

The GDRs are represented by interests in a Master Regulation S GDR, evidencing Regulation S GDRs, and by interests in a Master Rule 144A GDR, evidencing Rule 144A GDRs (as each such term is defined in the Deposit Agreement). The GDRs are exchangeable in the circumstances set out in “Summary of Provisions Relating to the GDRs while in Master Form” for a certificate in definitive registered form in respect of GDRs representing all or part of the interest of the holder in the Master GDR.

References in these Conditions to the “Holder” of any GDR shall mean the person or persons registered on the books of the Depositary maintained for such purpose (the “Register”) as holder. These Conditions include summaries of, and are subject to, the detailed provisions of the Deposit Agreement, which includes the forms of the certificates in respect of the GDRs. Copies of the Deposit Agreement are available for inspection at the specified office of the Depositary and each Agent (as defined in Condition 17) and at the Main Office of the Custodian. Terms used in these Conditions and not defined herein but which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement. Holders of GDRs are not party to the Deposit Agreement and thus, under English Law, have no contractual rights against, or obligations to, KazakhGold or Depositary. However, the Deed Poll executed by KazakhGold in favour of the Holders provides that, if KazakhGold fails to perform the obligations imposed on it by certain specified provisions of the Deposit Agreement, any Holder may enforce the relevant provisions of the Deposit Agreement as if it were a party to the Deposit Agreement and was the “Depositary” in respect of that number of Deposited Shares to which the GDRs of which he is the Holder relate. The Depositary is under no duty to enforce any of the provisions of the Deposit Agreement on behalf of any Holder of a GDR or any other person.

1	Withdrawal of Deposited Property and Further Issues of GDRs

1.1	Any Holder may request withdrawal of, and the Depositary shall thereupon relinquish, the Deposited Property attributable to any GDR upon production of such evidence of the entitlement of the Holder to the relative GDR as the Depositary may reasonably require, at the specified office of the Depositary or any Agent accompanied by:

(i)	duly executed order (in a form approved by the Depositary) requesting the Depositary to cause the Deposited Property being withdrawn to be delivered at the Main Office of the Custodian, or (at the request, risk and expense of the Holder, and only if permitted by applicable law from time to time) at the specified office located in New York, London or Jersey of the Depositary or any Agent, or to the order in writing of, the person or persons designated in such order;

(ii)	the payment of such fees, taxes, duties, charges and expenses as may be required under these Conditions or the Deposit Agreement;

(iii)	the surrender (if appropriate) of GDR certificates in definitive registered form properly endorsed in blank or accompanied by proper instruments of transfer satisfactory to the Depository to which the Deposited Property being withdrawn is attributable; and

(iv)	the delivery to the Depositary of a duly executed and completed certificate substantially in the form set out either (a) in Schedule 3, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered during the Restricted Period (such term being defined as the 40 day period beginning on the latest of the commencement of the Offering, the original issue date of the GDRs, and the issue date with respect to the additional GDRs, if any, issued to cover over-allotments) in respect of surrendered Regulation S GDRs, or (b) in Schedule 4, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered in respect of surrendered Rule 144A GDRs.

1.2	Upon production of such documentation and the making of such payment as aforesaid for withdrawal of the Deposited Property in accordance with Condition 1.1, the Depositary will direct the Custodian, by tested telex, facsimile or SWIFT message, within a reasonable time after receiving such direction from such Holder, to deliver at its Main Office to, or to the order in writing of, the person or persons designated in the accompanying order:

(i)	a certificate (if any) for, or other appropriate instrument of title (if any) to or evidence of a book-entry transfer in respect of the relevant Deposited Shares, registered in the name of the Depositary or its nominee and accompanied by such instruments of transfer in blank or to the person or persons specified in the order for withdrawal and such other documents, if any, as are required by law for the transfer thereof; and

(ii)	all other property forming part of the Deposited Property attributable to such GDR, accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof; provided however that the Depositary may make delivery at its specified office in New York of any Deposited Property which is in the form of cash;

PROVIDED THAT the Depositary (at the request, risk and expense of any Holder so surrendering a GDR):

(a)	will direct the Custodian to deliver the certificates for, or other instruments of title to, or book-entry transfer in respect of, the relevant Deposited Shares and any document relative thereto and any other documents referred to in sub-paragraphs 1.2(i) and (ii) of this Condition (together with any other property forming part of the Deposited Property which may be held by the Custodian or its agent and is attributable to such Deposited Shares); and/or

(b)	will deliver any other property forming part of the Deposited Property which may be held by the Depositary and is attributable to such GDR (accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof);

in each case to the specified office located in New York or London of the Depositary (if permitted by applicable law from time to time) or at the specified office in Jersey of any Agent as designated by the surrendering Holder in the order accompanying such GDR.

1.3	Delivery by the Depositary, any Agent and the Custodian of all certificates, instruments, dividends or other property forming part of the Deposited Property as specified in this Condition will be made subject to any laws or regulations applicable thereto.

1.4	The Depositary may, in accordance with the terms of the Deposit Agreement and upon delivery of a duly executed order (in a form reasonably approved by the Depositary) and a duly executed certificate substantially in the form of (a) Schedule 3, Part A of the Deposit

Agreement (which is described in the following paragraph) by or on behalf of any investor who is to become the beneficial owner of the Regulation S GDRs or (b) Schedule 4, Part A of the Deposit Agreement (which is described in the second following paragraph) by or on behalf of any investor who is to become the beneficial owner of Rule 144A GDRs from time to time execute and deliver further GDRs having the same terms and conditions as the GDRs which are then outstanding in all respects (or the same in all respects except for the first dividend payment on the Shares corresponding to such further GDRs) and, subject to the terms of the Deposit Agreement, the Depositary shall accept for deposit any further Shares in connection therewith, so that such further GDRs shall form a single series with the already outstanding GDRs. References in these Conditions to the GDRs include (unless the context requires otherwise) any further GDRs issued pursuant to this Condition and forming a single series with the already outstanding GDRs.

The certificate to be provided in the form of Schedule 3, Part A of the Deposit Agreement certifies, among other things, that the person providing such certificate is located outside the United States and will comply with the restrictions on transfer set forth under “Plan of Distribution-Transfer Restrictions”.

The certificate to be provided in the form of Schedule 4, Part A of the Deposit Agreement certifies, among other things that the person providing such certificate is a qualified institutional buyer (as defined in Rule 144A under the US Securities Act (“QIB”)) or is acting for the account of another person and such person is a QIB and, in either case, will comply with the restrictions on transfer set forth under “Plan of Distribution – Transfer Restrictions”.

1.5	Any further GDRs issued pursuant to Condition 1.4 which correspond to Shares which have different dividend rights from the Shares corresponding to the outstanding GDRs will correspond to a separate temporary global Regulation S GDR and/or Rule 144A GDR. Upon becoming fungible with outstanding GDRs, such further GDRs shall be evidenced by a Master Regulation S GDR and a Master Rule 144A GDR (by increasing the total number of GDRs evidenced by the relevant Master Regulation S GDR and the Master Rule 144A GDR by the number of such further GDRs, as applicable).

1.6	The Depositary may issue GDRs against rights to receive Shares from KazakhGold (or any agent of KazakhGold recording Share ownership). No such issue of GDRs will be deemed a “Pre-Release” as defined in Condition 1.7.

1.7	Unless requested in writing by KazakhGold to cease doing so, and notwithstanding the provisions of Condition 1.4, the Depositary may execute and deliver GDRs or issue interests in a Master Regulation S GDR or Master Rule 144A GDR, as the case may be, prior to the receipt of Shares (a “Pre-Release”). The Depositary may, pursuant to Condition 1.1, deliver Shares upon the receipt and cancellation of GDRs, which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such GDR has been Pre-Released. The Depositary may receive GDRs in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom GDRs or Deposited Property are to be delivered (the “Pre-Releasee”) that such person, or its customer, (i) owns or represents the owner of the corresponding Deposited Property or GDRs to be remitted (as the case may be), (ii) assigns all beneficial right, title and interest in such Deposited Property or GDRs (as the case may be) to the Depositary in its capacity as such and for the benefit of the Holders, (iii) will not take any action with respect to such GDRs or Deposited Property (as the case may be) that is inconsistent with the transfer of beneficial ownership (including without the consent of the Depositary, disposing of such Deposited Property or GDRs, as the case may be), other than in satisfaction of such Pre-Release, (b) at all times fully collateralised with cash or such other collateral as the Depository determines in good faith will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) business days’ notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of GDRs which are outstanding at any time as a result of Pre-Release will not normally represent more than 30% of the total number of GDRs then outstanding; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate and may, with the prior written consent of KazakhGold, change such limits for the purpose of general application. The Depositary will also set dollar limits with respect to such transactions hereunder with any particular Pre-Releasee hereunder on a case by case basis as the

Depositary deems appropriate. The collateral referred to in sub-paragraph (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee’s obligations in connection herewith, including the Pre-Releasee’s obligation to deliver Shares and/or other securities or GDRs upon termination of a transaction anticipated hereunder (and shall not, for the avoidance of doubt, constitute Deposited Property hereunder).

The Depositary may retain for its own account any compensation received by it in connection with the foregoing including, without limitation, earnings on the collateral.

The person to whom a Pre-Release of Rule 144A GDRs or Rule 144A Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 4 Part A of the Deposit Agreement. The person to whom any Pre-Release of Regulation S GDRs or Regulation S Shares is to be made pursuant to this paragraph shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 3 Part A of the Deposit Agreement.

2	Suspension of Issue of GDRs and of Withdrawal of Deposited Property

The Depositary shall be entitled, at its reasonable discretion, at such times as it shall determine, to suspend the issue or transfer of GDRs (and the deposit of Shares) generally or in respect of particular Shares. In particular, to the extent that it is in its opinion practicable for it to do so, the Depositary will refuse to accept Shares for deposit, to execute and deliver GDRs or to register transfers of GDRs if it has been notified by KazakhGold in writing that the Deposited Shares or GDRs or any depositary receipts corresponding to Shares are listed on a US Securities Exchange or quoted on a US automated inter dealer quotation system unless accompanied by evidence satisfactory to the Depositary that any such Shares are eligible for resale pursuant to Rule 144A. Further, the Depositary may suspend the withdrawal of Deposited Property during any period when the Register, or the register of shareholders of KazakhGold is closed or, generally or in one or more localities, suspend the withdrawal of Deposited Property or deposit of Shares if deemed necessary or desirable or advisable by the Depositary in good faith at any time or from time to time, in order to comply with any applicable law or governmental or stock exchange regulations or any provision of the Deposit Agreement or for any other reason. The Depositary shall (unless otherwise notified by KazakhGold) restrict the withdrawal of Deposited Shares where KazakhGold notifies the Depositary in writing that such withdrawal would result in ownership of Shares exceeding any limit under any applicable law, government resolution or KazakhGold’s constitutive documents or would otherwise violate any applicable laws.

3	Transfer and Ownership

The GDRs are in registered form, each corresponding to one Share. Title to the GDRs passes by registration in the Register and accordingly, transfer of title to a GDR is effective only upon such registration. The Depositary will refuse to accept for transfer any GDRs if it reasonably believes that such transfer would result in violation of any applicable laws. The Holder of any GDR will (except as otherwise required by law) be treated by the Depositary and KazakhGold as its beneficial owner for all purposes (whether or not any payment or other distribution in respect of such GDR is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.

Interests in Rule 144A GDRs represented by the Master Rule 144A GDR may be transferred to a person whose interest in such Rule 144A GDRs is subsequently represented by the Master Regulation S GDR only upon receipt by the Depositary of written certifications (in the forms provided in the Deposit Agreement) from the transferor and the transferee to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “US Securities Act”). Prior to expiration of the Distribution Compliance Period, no owner of Regulation S GDRs may transfer Regulation S GDRs or Shares represented thereby except in accordance with Rule 903 or Rule 904 of Regulation S under the US Securities Act or to, or for the account of, a qualified institutional buyer as defined in Rule 144A under the US Securities Act (each a “QIB”) in a transaction meeting the requirements of Rule 144A. There shall be no transfer of Regulation S GDRs by an owner thereof to a QIB except as aforesaid and unless such owner (i) withdraws Regulation S Shares from the Regulation S Facility in accordance with Clause 3.5 of the Deposit Agreement and (ii) instructs the Depositary to deliver the Shares so withdrawn to the account of the Custodian to be deposited into the Rule 144A Facility for issuance thereunder of Rule 144A GDRs to, or for the account of, such QIB. Issuance of such Rule 144A GDRs shall be subject to the terms and conditions of the Deposit Agreement, including, with respect to the deposit of Shares and the issuance of Rule 144A GDRs, delivery of the duly executed and completed written certificate and agreement required under the Deposit Agreement by or on behalf of each person who will be the beneficial owner of such Rule 144A GDRs certifying that such person is a QIB and agreeing that it will comply with the restrictions on transfer set forth therein and to payment of the fees, charges and taxes provided therein.

4	Cash Distributions

Whenever the Depositary shall receive from KazakhGold any cash dividend or other cash distribution on or in respect of the Deposited Shares (including any amounts received in the liquidation of KazakhGold) or otherwise in connection with the Deposited Property, the Depositary shall, as soon as practicable, convert the same into United States dollars in accordance with Condition 8. The Depositary shall, if practicable in the opinion of the Depositary, give notice to the Holders of its receipt of such payment in accordance with Condition 23, specifying the amount per Deposited Share payable in respect of such dividend or distribution and the earliest date, determined by the Depositary, for transmission of such payment to Holders and shall as soon as practicable distribute any such amounts to the Holders in proportion to the number of Deposited Shares corresponding to the GDRs so held by them respectively, subject to and in accordance with the provisions of Conditions 9 and 11; PROVIDED THAT:–

(a)	in the event that the Depositary is aware that any Deposited Shares are not entitled, by reason of the date of issue or transfer or otherwise, to such full proportionate amount, the amount so distributed to the relative Holders shall be adjusted accordingly; and

(b)	the Depositary will distribute only such amounts of cash dividends and other distributions as may be distributed without attributing to any GDR a fraction of the lowest integral unit of currency in which the distribution is made by the Depositary, and any balance remaining shall be retained by the Depositary beneficially as an additional fee under Condition 16.1(iv).

5	Distributions of Shares

Whenever the Depositary shall receive from KazakhGold any distribution in respect of Deposited Shares which consists of a dividend or free distribution of Shares, the Depositary shall cause to be distributed to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, additional GDRs corresponding to an aggregate number of Shares received pursuant to such distribution. Such additional GDRs shall be distributed by an increase in the number of GDRs corresponding to the Master GDRs or by an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that KazakhGold, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) sell such Shares so received and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

6	Distributions other than in Cash or Shares

Whenever the Depositary shall receive from KazakhGold any dividend or distribution in securities (other than Shares) or in other property (other than cash) on or in respect of the Deposited Property, the Depositary shall distribute or cause to be distributed such securities or other property to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, in any manner that the Depositary may deem equitable and practicable for effecting such distribution; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that KazakhGold, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall deal with the securities or property so received, or any part thereof, in such way as the Depositary may determine to be equitable and practicable, including, without limitation, by way of sale (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) and shall (in the case of a sale) distribute the resulting net proceeds as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

7	Rights Issues

If and whenever KazakhGold announces its intention to make any offer or invitation to the holders of Shares to subscribe for or to acquire Shares, securities or other assets by way of rights, the Depositary shall as soon as practicable give notice to the Holders, in accordance with Condition 23, of such offer or invitation, specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Holders may request the Depositary to exercise such rights as provided below or, if such be the case, specifying details of how the Depositary proposes to distribute the rights or the proceeds of any sale thereof. The Depositary will deal with such rights in the manner described below:

(i)	if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the Depositary shall make arrangements whereby the Holders may, upon payment of the subscription price in GBP or other relevant currency together with such fees, taxes, duties, charges, costs and expenses as may be required under the Deposit Agreement and completion of such undertakings, declarations, certifications and other documents as the Depositary may reasonably require, request the Depositary to exercise such rights on their behalf with respect to the Deposited Shares and to distribute the Shares, securities or other assets so subscribed or acquired to the Holders entitled thereto by an increase in the numbers of GDRs corresponding to the Master GDRs or an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; or

(ii)	if and to the extent that the Depositary shall at its discretion, deem it to be lawful and reasonably practicable, the Depositary will distribute such rights to the Holders entitled thereto in such manner as the Depositary may at its discretion determine; or

(iii)	if and to the extent that the Depositary deems any such arrangement and distribution as is referred to in paragraphs (i) and (ii) above to all or any Holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that KazakhGold, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary (a) will, PROVIDED THAT Holders have not taken up rights through the Depositary as provided in (i) above, sell such rights (either by public or private sale and otherwise at its discretion subject to all applicable laws and regulations) or (b) may, if such rights are not transferable, in its discretion, arrange for such rights to be exercised and the resulting Shares or securities sold and, in each case, distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

(iv)	(a)	Notwithstanding the foregoing, in the event that the Depositary offers rights pursuant to Condition 7(i) (the “Primary GDR Rights Offering”), if authorised by KazakhGold to do so, the Depositary may, in its discretion, make arrangements whereby in addition to instructions given by a Holder to the Depositary to exercise rights on its behalf pursuant to Condition 7(i), such Holder is permitted to instruct the Depositary to subscribe on its behalf for additional rights which are not attributable to the Deposited Shares represented by such Holder’s GDRs (“Additional GDR Rights”) if at the date and time specified by the Depositary for the conclusion of the Primary GDR Offering (the “Instruction Date”) instructions to exercise rights have not been received by the Depositary from the Holders in respect of all their initial entitlements, any Holder’s instructions to subscribe for such Additional GDR Rights (“Additional GDR Rights Requests”) shall specify the maximum number of Additional GDR Rights that such Holder is prepared to accept (the “Maximum Additional Subscription”) and must be received by the Depositary by the Instruction Date. If by the Instruction Date any rights offered in the Primary GDR Rights Offering have not been subscribed by the Holders initially entitled thereto (“Unsubscribed Rights”), subject to Condition 7(iv)(c) and receipt of the relevant subscription price in GBP or other relevant currency, together with such fees, taxes, duties, charges, costs and expenses as it may deem necessary, the Depositary shall make arrangements for the allocation and distribution of Additional GDR Rights in accordance with Condition 7(iv)(b).

(b)	Holders submitting Additional GDR Rights Requests shall be bound to accept the Maximum Additional Subscription specified in such Additional GDR Request but the Depositary shall not be bound to arrange for a Holder to receive the Maximum Additional Subscription so specified but may make arrangements whereby the Unsubscribed Rights are allocated pro rata on the basis of the extent of the Maximum Additional Subscription specified in each Holder’s Additional GDR Rights Request.

(c)	In order to proceed in the manner contemplated in this Condition 7(iv), the Depositary shall be entitled to receive such opinions from Jersey counsel and US counsel as in its discretion it deems necessary which opinions shall be in a form and provided by counsel satisfactory to the Depositary and at the expense of KazakhGold and may be requested in addition to any other opinions and/or certifications which the Depositary shall be entitled to receive under the Deposit Agreement and these Conditions. For the avoidance of doubt, save as provided in these Conditions and the Deposit Agreement, the Depositary shall have no liability to KazakhGold or any Holder in respect of its actions or omissions to act under this Condition 7(iv) and, in particular, the Depositary will not be regarded as being negligent, acting in bad faith, or in wilful default if it elects not to make the arrangements referred to in Condition 7(iv)(a).

KazakhGold has agreed in the Deposit Agreement that it will, unless prohibited by applicable law or regulation, give its consent to, and if requested use all reasonable endeavours (subject to the next paragraph) to facilitate, any such distribution, sale or subscription by the Depositary or the Holders, as the case may be, pursuant to Conditions 4, 5, 6, 7 or 10 (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary concerning such matters as the Depositary may reasonably specify).

If KazakhGold notifies the Depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under Condition 4, 5, 6, 7 or 10 or the securities to which such rights relate in order for KazakhGold to offer such rights or distribute such securities or other property to the Holders or owners of GDRs and to sell the securities corresponding to such rights, the Depositary will not offer such rights or distribute such securities or other property to the Holders or sell such securities unless and until KazakhGold procures the receipt by the Depositary of an opinion from counsel reasonably satisfactory to the Depositary that a registration statement is in effect or that the offering and sale of such rights or securities to such Holders or owners of GDRs are exempt from registration under the provisions of such law. Neither KazakhGold nor the Depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and they shall not be liable for any losses, damages or expenses resulting from any failure to do so.

If at the time of the offering of any rights, at its discretion, the Depositary shall be satisfied that it is not lawful or practicable (for reasons outside its control) to dispose of the rights in any manner provided in paragraphs (i), (ii), (iii) and (iv) above, the Depositary shall permit the rights to lapse. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders or owners of GDRs in general or to any Holder or owner of a GDR or Holders or owners of GDRs in particular.

8	Conversion of Foreign Currency

Whenever the Depositary shall receive any currency other than United States dollars by way of dividend or other distribution or as the net proceeds from the sale of securities, other property or rights, and if at the time of the receipt thereof the currency so received can in the judgment of the Depositary be converted on a reasonable basis into United States dollars and distributed to the Holders entitled thereto, the Depositary shall as soon as practicable itself convert or cause to be converted by another bank or other financial institution, by sale or in any other manner that it may reasonably determine, the currency so received into United States dollars. If such conversion or distribution can be effected only with the approval or licence of any government or agency thereof, the Depositary shall make reasonable efforts to apply, or procure that an application be made, for such approval or licence, if any, as it may deem desirable. If at any time the Depositary shall determine that in its judgment any currency other than United States dollars is not convertible on a reasonable basis into United States dollars and distributable to the Holders entitled thereto, or if any approval or licence of any government or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such other currency received by it (or an appropriate document evidencing the right to receive such other currency) to the Holders entitled thereto to the extent permitted under applicable law, or the Depositary may in its discretion hold such other currency for the benefit of the Holders entitled thereto. If any conversion of any such currency can be effected in whole or in part for distribution to some (but not all) Holders entitled thereto, the Depositary may at its discretion make such conversion and distribution in United States dollars to the extent possible to the Holders entitled thereto and may distribute the balance of such other currency received by the Depositary to, or hold such balance for the account of, the Holders entitled thereto, and notify the Holders accordingly.

9	Distribution of any Payments

9.1	Any distribution of cash under Condition 4, 5, 6, 7 or 10 will be made by the Depositary to Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by KazakhGold as is reasonably practicable) and, if practicable in the opinion of the Depositary, notice shall be given promptly to Holders in accordance with Condition 23, in each case subject to any laws or regulations applicable thereto and (subject to the provisions of Condition 8) distributions will be made in United States dollars by cheque drawn upon a bank in New York City or, in the case of the Master GDRs, according to usual practice between the Depositary and Clearstream, Euroclear or DTC, as the case may be. The Depositary or the Agent, as the case may be, may deduct and retain from all moneys due in respect of such GDR in accordance with the Deposit Agreement all fees, taxes, duties, charges, costs and expenses which may become or have become payable under the Deposit Agreement or under applicable law or regulation in respect of such GDR or the relative Deposited Property.

9.2	Delivery of any securities or other property or rights other than cash shall be made as soon as practicable to the Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by KazakhGold as is reasonably practicable), subject to any laws or regulations applicable thereto. If any distribution made by KazakhGold with respect to the Deposited Property and received by the Depositary shall remain unclaimed at the end of three years from the first date upon which such distribution is made available to Holders in accordance with the Deposit Agreement, all rights of the Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall (except for any distribution upon the liquidation of KazakhGold when the Depositary shall retain the same) return the same to KazakhGold for its own use and benefit subject, in all cases, to the provisions of applicable law or regulation.

10	Capital Reorganisation

Upon any change in the nominal or par value, sub-division, consolidation or other reclassification of Deposited Shares or any other part of the Deposited Property or upon any reduction of capital, or upon any reorganisation, merger or consolidation of KazakhGold or to which it is a party (except where KazakhGold is the continuing corporation), the Depository shall as soon as practicable give notice of such event to the Holders and at its discretion may treat such event as a distribution and comply with the relevant provisions of Conditions 4, 5, 6 and 9 with respect thereto, or may execute and deliver additional GDRs in respect of Shares or may require the exchange of existing GDRs for new GDRs which reflect the effect of such change.

11	Withholding Taxes and Applicable Laws

11.1	Payments to Holders of dividends or other distributions on or in respect of the Deposited Shares will be subject to deduction of Jersey and other withholding taxes, if any, at the applicable rates.

11.2	If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law in Jersey in order for the Depositary to receive from KazakhGold Shares or other securities to be deposited under these Conditions, or in order for Shares, other securities or other property to be distributed under Condition 4, 5, 6 or 10 or to be subscribed under Condition 7 or to offer any rights or sell any securities represented by such rights relevant to any Deposited Shares, KazakhGold has agreed to apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws. In this connection, KazakhGold has undertaken in the Deposit Agreement to the extent reasonably practicable to take such action as may be required in obtaining or filing the same. The Depositary shall not be obliged to distribute GDRs representing such Shares, Shares, other securities or other property deposited under these Conditions or make any offer of any such rights or sell any securities corresponding to any such rights with respect to which such authorisation, consent, registration or permit or such report has not been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent, registration or permit, or to file any such report.

12	Voting Rights

12.1	Holders will have voting rights with respect to the Deposited Shares. KazakhGold has agreed to notify the Depositary of any resolution to be proposed at a General Meeting of KazakhGold and the Depositary will vote or cause to be voted the Deposited Shares in the manner set out in this Condition 12.

KazakhGold has agreed with the Depositary that it will promptly provide to the Depositary sufficient copies, as the Depositary may reasonably request, of notices of meetings of the shareholders of KazakhGold and the agenda therefore as well as written requests containing voting instructions by which each Holder may give instructions to the Depositary to vote for or against each and any resolution specified in the agenda for the meeting, which the Depositary shall send to any person who is a Holder on the record date established by the Depositary for that purpose (which shall be the same as the corresponding record date set by KazakhGold or as near as practicable thereto) as soon as practicable after receipt of the same by the Depositary in accordance with Condition 23. KazakhGold has also agreed to provide to the Depositary appropriate proxy forms to enable the Depositary to appoint a representative to attend the relevant meeting and vote on behalf of the Depositary.

12.2	In order for each voting instruction to be valid, the voting instructions form must be completed and duly signed by the respective Holder (or in the case of instructions received from the clearing systems should be received by authenticated SWIFT message) in accordance with the written request containing voting instructions and returned to the Depositary by such record date as the Depositary may specify.

12.3	The Depositary will exercise or cause to be exercised the voting rights in respect of the Deposited Shares so that a portion of the Deposited Shares will be voted for and a portion of the Deposited Shares will be voted against any resolution specified in the agenda for the relevant meeting in accordance with the voting instructions it has received.

12.4	If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permitted by Jersey law to exercise the voting rights in respect of the Deposited Shares differently (so that a portion of the Deposited Shares may be voted for a resolution and a portion of the Deposited Shares may be voted against a resolution) the Depositary shall, if the opinion referred to in Condition 12.7 below confirms it to be permissible under Jersey law, calculate from the voting instructions that it has received from all Holders (x) the aggregate number of votes in favour of a particular resolution and (y) the aggregate number of votes opposed to such resolution and cast or cause to be cast in favour of or opposed to such resolution the number of votes representing the net positive difference between such aggregate number of votes in favour of such resolution and such aggregate number of votes opposed to such resolution.

12.5	The Depositary will only endeavour to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received, except that if no voting instructions are received by the Depositary (either because no voting instructions are returned to the Depositary or because the voting instructions are incomplete, illegible or unclear) from a Holder with respect to any or all of the Deposited Shares represented by such Holder’s GDRs on or before the record date specified by the Depository, such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by KazakhGold with respect to such Deposited Shares, and the Depositary shall give a discretionary proxy to a person designated by KazakhGold to vote such Deposited Shares, PROVIDED THAT no such instruction shall be deemed given, and no such discretionary proxy shall be given, with respect to any matter as to which KazakhGold informs the Depositary (and KazakhGold has agreed to provide such information in writing as soon as practicable) that (i) KazakhGold does not wish such proxy to be given, or (ii) such matter materially and adversely affects the rights of holders of Shares.

12.6	If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permissible under Jersey law or the Depositary determines that it is not reasonably practicable to vote or cause to be voted such Deposited Shares in accordance with Conditions 12.3, 12.4 or 12.5, the Depositary shall not vote or cause to be voted such Deposited Shares.

12.7	Where the Depositary is to vote in respect of each and any resolution in the manner described in Conditions 12.3, 12.4 or 12.5 above the Depositary shall notify the Chairman of KazakhGold and appoint a person designated by him as a representative of the Depositary to attend such meeting and vote the Deposited Shares in the manner required by this Condition. The Depositary shall not be required to take any action required by this Condition 12 unless it shall have received an opinion from KazakhGold’s legal counsel (such counsel being reasonably acceptable to the Depositary) at the expense of KazakhGold to the effect that such voting arrangement is valid and binding on Holders under Jersey law and the statutes of KazakhGold and that the Depositary is permitted to exercise votes in accordance with the provisions of this Condition 12 but that in doing so the Depositary will not be deemed to be exercising voting discretion.

12.8	By continuing to hold GDRs, all Holders shall be deemed to have agreed to the provisions of this Condition as it may be amended from time to time in order to comply with applicable Jersey law.

12.9	The Depositary shall not, and the Depositary shall ensure that the Custodian and its nominees do not, vote or attempt to exercise the right to vote that attaches to the Deposited Shares, other than in accordance with instructions given in accordance with this Condition.

13	Documents to be Furnished, Recovery of Taxes, Duties and Other Charges, and Fees and Expenses due to the Depositary

The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR (the “Charges”) shall be payable by the Holder thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDR in respect of any dividend or other distribution. The Depositary may sell (whether by way of public or private sale and otherwise at its discretion subject to all applicable laws and regulations) for the account of the Holder an appropriate number of Deposited Shares or amount of other Deposited Property and will discharge out of the proceeds of such sale any Charges, and any fees or expenses due to the Depositary from the Holder pursuant to Condition 16, and subsequently pay any surplus to the Holder. Any request by the Depositary for the payment of Charges shall be made by giving notice pursuant to Condition 23.

14	Liability

14.1	In acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly specified in the Deposit Agreement and these Conditions and, other than holding the Deposited Property for the benefit of Holders as bare trustee, does not assume any relationship of trust for or with the Holders or owners of GDRs or any other person.

14.2	Neither the Depositary, the Custodian, KazakhGold, any Agent, nor any of their agents, officers, directors or employees shall incur any liability to any other of them or to any Holder or owner of a GDR or any other person with an interest in any GDRs if, by reason of any provision of any present or future law or regulation of Jersey or any other country or of any relevant governmental authority, or by reason of the interpretation or application of any such present or future law or regulation or any change therein, or by reason of any other circumstances beyond their control, or in the case of the Depositary, the Custodian, the Agent or any of their agents, officers, directors or employees, by reason of any provision, present or future, of the constitutive documents of KazakhGold, any of them shall be prevented, delayed or forbidden from doing or performing any act or thing which the terms of the Deposit Agreement or these Conditions provide shall or may be done or performed; nor shall any of them incur any liability to any Holder or owner of GDRs or any other person with an interest in any GDRs by reason of any exercise of, or failure to exercise, any voting rights attached to the Deposited Shares or any of them or any other discretion or power provided for in the Deposit Agreement. Any such party may rely on, and shall be protected in acting upon, any written notice, request, direction or other document believed by it to be genuine and to have been duly signed or presented (including a translation which is made by a translator believed by it to be competent or which appears to be authentic).

14.3	Neither the Depositary nor any Agent shall be liable (except for its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) to KazakhGold or any Holder or owner of GDRs or any other person, by reason of having accepted as valid or not having rejected any certificate for Shares or GDRs or any signature on any transfer or instruction purporting to be such and subsequently found to be forged or not authentic or for its failure to perform any obligations under the Deposit Agreement or these Conditions.

14.4	The Depositary and its agents may engage or be interested in any financial or other business transactions with KazakhGold or any of its subsidiaries or affiliates, or in relation to the Deposited Property (including without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in GDRs for its own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a bank, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to Holders or any other person for any profit arising therefrom.

14.5	The Depositary shall endeavour to effect any such sale as is referred to or contemplated in Conditions 5, 6, 7, 10, 13 or 21 or any such conversion as is referred to in Condition 8 in accordance with the Depositary’s normal practices and procedures but shall have no liability (in the absence of its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) with respect to the terms of such sale or conversion or if such sale or conversion shall not be reasonably practicable.

14.6	The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by KazakhGold of its obligations under or in connection with the Deposit Agreement or these Conditions.

14.7	The Depositary shall have no responsibility whatsoever to KazakhGold, any Holders or any owner of GDRs or any other person as regards any deficiency which might arise because the Depositary is subject to any tax in respect of the Deposited Property or any part thereof or any income therefrom or any proceeds thereof.

14.8	In connection with any proposed modification, waiver, authorisation or determination permitted by the terms of the Deposit Agreement, the Depositary shall not, except as otherwise expressly provided in Condition 22, be obliged to have regard to the consequence thereof for the Holders or the owners of GDRs or any other person.

14.9	Notwithstanding anything else contained in the Deposit Agreement or these Conditions, the Depositary may refrain from doing anything which could or might, in its reasonable opinion, be contrary to any law of any jurisdiction or any directive or regulation of any agency or state or which would or might otherwise render it liable to any person and the Depositary may do anything which is, in its reasonable opinion, necessary to comply with any such law, directive or regulation.

14.10	The Depositary may, in relation to the Deposit Agreement and these Conditions, act or take no action on the advice or opinion of, or any certificate or information obtained from, any lawyer, valuer, accountant, banker, broker, securities company or other expert whether obtained by KazakhGold, the Depositary or otherwise, and shall not be responsible or liable for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons presenting Shares for deposit or GDRs for surrender or requesting transfers thereof.

14.11	Any such advice, opinion, certificate or information (as discussed in Condition 14.10 above) may be sent or obtained by letter, telex, facsimile transmission, telegram or cable and the Depositary shall not be liable for acting on any advice, opinion, certificate or information purported to be conveyed by any such letter, telex or facsimile transmission although (without the Depositary’s knowledge) the same shall contain some error or shall not be authentic.

14.12	The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other communication, whether oral or written, signed or otherwise communicated on behalf of KazakhGold by a director of KazakhGold or by a person duly authorised by a Director of KazakhGold or such other certificate from persons specified in Condition 14.10 above which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible for any loss or liability that may be occasioned by the Depositary acting on such certificate.

14.13	The Depositary shall have no obligation under the Deposit Agreement except to perform its obligations as are specifically set out therein without wilful default, negligence or bad faith.

14.14	The Depositary may delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons, whether being a joint Depositary of the Deposit Agreement or not and not being a person to whom KazakhGold may (acting reasonably) object, all or any of the powers, authorities and discretions vested in the Depositary by the Deposit Agreement and such delegation may be made upon such terms and subject to such conditions, including power to sub-delegate and subject to such regulations as the Depositary may in the interests of the Holders think fit, provided that no objection from KazakhGold to any such delegation as aforesaid may be made to a person whose financial statements are consolidated with those of the Depositary’s ultimate holding company. Any delegation by the Depositary shall be on the basis that the Depositary is acting on behalf of the Holders and KazakhGold in making such delegation. KazakhGold shall not in any circumstances and the Depositary shall not (provided that it shall have exercised reasonable care in the selection of such delegate) be bound to supervise the proceedings or be in any way responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. However, the Depositary shall, if practicable and if so requested by KazakhGold, pursue (at KazakhGold’s expense and subject to receipt by the Depositary of such indemnity and security for costs as the Depositary may reasonably require) any legal action it may have against such delegate or sub-delegate arising out of any such loss caused by reason of any such misconduct or default. The Depositary shall, within a reasonable time of any such delegation or any renewal, extension or termination thereof, give notice thereof to KazakhGold. Any delegation under this Condition which includes the power to sub-delegate shall provide that the delegate shall, within a specified time of any sub-delegation or amendment, extension or termination thereof, give notice thereof to KazakhGold and the Depositary.

14.15	The Depositary may, in the performance of its obligations hereunder, instead of acting personally, employ and pay an agent, whether a solicitor or other person, to transact or concur in transacting any business and do or concur in doing all acts required to be done by such party, including the receipt and payment of money.

14.16	The Depositary shall be at liberty to hold or to deposit the Deposit Agreement and any deed or document relating thereto in any part of the world with any banking company or companies (including itself) whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers of good repute, and the Depositary shall not (in the case of deposit with itself, in the absence of its own negligence, wilful default, or bad faith or that of its agents, directors, officers or employees) be responsible for any losses, liability or expenses incurred in connection with any such deposit.

14.17	Notwithstanding anything to the contrary contained in the Deposit Agreement or these Conditions, the Depositary shall not be liable in respect of any loss or damage which arises out of or in connection with its performance or non-performance or the exercise or attempted exercise of, or the failure to exercise any of, its powers or discretions under the Deposit Agreement except to the extent that such loss or damage arises from the wilful default, negligence or bad faith of the Depositary or that of its agents, officers, directors or employees.

14.18	No provision of the Deposit Agreement or these Conditions shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity and security against such risk of liability is not assured to it.

14.19	For the avoidance of doubt, the Depositary shall be under no obligation to check, monitor or enforce compliance with any ownership restrictions in respect of GDRs or Shares under any applicable Jersey law as the same may be amended from time to time. Notwithstanding the generality of Condition 3, the Depositary shall refuse to register any transfer of GDRs or any deposit of Shares against issuance of GDRs if notified by KazakhGold, or the Depositary becomes aware of the fact, that such transfer or issuance would result in a violation of the limitations set forth above.

14.20	No disclaimer of liability under the US Securities Act is intended by any provision of the Deposit Agreement.

15	Issue and Delivery of Replacement GDRs and Exchange of GDRs

Subject to the payment of the relevant fees, taxes, duties, charges, costs and expenses and such terms as to evidence and indemnity as the Depositary may require, replacement GDRs will be issued by the Depositary and will be delivered in exchange for or replacement of outstanding lost, stolen, mutilated, defaced or destroyed GDRs upon surrender thereof (except in the case of the destruction, loss or theft) at the specified office of the Depositary or (at the request, risk and expense of the Holder) at the specified office of any Agent.

16	Depositary’s Fees, Costs and Expenses

16.1	The Depositary shall be entitled to charge the following remuneration and receive the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the Holders in respect of its services under the Deposit Agreement:

(i)	for the issue of GDRs (other than upon the issue of GDRs pursuant to the Offering) or the cancellation of GDRs upon the withdrawal of Deposited Property: USD 5.00 or less per 100 GDRs (or portion thereof) issued or cancelled;

(ii)	for issuing GDR certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR certificates: a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;

(iii)	for issuing GDR certificates in definitive registered form (other than pursuant to (ii) above): the greater of USD 1.50 per GDR certificate (plus printing costs) or such other sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work plus costs (including but not limited to printing costs) and expenses involved;

(iv)	for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Shares: a fee of USD 0.02 or less per GDR for each such dividend or distribution;

(v)	in respect of any issue of rights or distribution of Shares (whether or not evidenced by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend or other distribution: USD 5.00 or less per 100 outstanding GDRs (or portion thereof) for each such issue of rights, dividend or distribution;

(vi)	for transferring interests from and between the Regulation S Master GDR and the Rule 144A Master GDR: a fee of USD 0.05 or less per GDR;

(vii)	a fee of USD 0.02 or less per GDR for depositary services, which shall accrue on the last day of each calendar year and shall be payable as provided in paragraph (viii) below; and

(viii)	any other charge payable by the Depositary, any of the Depositary’s agents, including the Custodian, or the agents of the Depositary’s agents, in connection with the servicing of Deposited Shares or other Deposited Property (which charge shall be assessed against Holders as of the date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders for such charge or deducting such charge form one or more cash dividends or other cash distributions), together with all expenses (including currency conversion expenses), transfer and registration fees, taxes, duties and charges payable by the Depositary, any Agent or the Custodian, or any of their agents, in connection with any of the above.

16.2	The Depositary is entitled to receive from KazakhGold the fees, taxes, duties, charges costs and expenses as specified in a separate agreement between KazakhGold and the Depositary.

17	Agents

17.1	The Depositary shall be entitled to appoint one or more agents (the “Agents”) for the purpose, inter alia, of making distributions to the Holders.

17.2	Notice of appointment or removal of any Agent or of any change in the specified office of the Depositary or any Agent will be duly given by the Depositary to the Holders.

18	Listing

KazakhGold has undertaken in the Deposit Agreement to use all reasonable endeavours so far as is within its powers to maintain, so long as any GDR is outstanding, a listing for the GDRs on the Official List of the Financial Services Authority and admission to trading on the regulated market for listed securities of the London Stock Exchange.

For that purpose KazakhGold will pay all fees and sign and deliver all undertakings required by the Financial Services Authority and the London Stock Exchange in connection with such listings. In the event that the listing on the Official List of the Financial Services Authority and admission to trading on the regulated market for listed securities of the London Stock Exchange is not maintained, KazakhGold has undertaken in the Deposit Agreement to use all reasonable endeavours with the reasonable assistance of the Depositary (provided at KazakhGold’s expense) to obtain and maintain a listing of the GDRs on any other internationally recognised stock exchange in Europe.

19	The Custodian

The Depositary has agreed with the Custodian that the Custodian will receive and hold (or appoint agents approved by the Depositary to receive and hold) all Deposited Property for the account and to the order of the Depositary in accordance with the applicable terms of the Deposit Agreement which include a requirement to segregate the Deposited Property from the other property of, or held by, the Custodian PROVIDED THAT the Custodian shall not be obliged to segregate cash comprised in the Deposited Property from cash otherwise held by the Custodian. The Custodian shall be responsible solely to the Depositary PROVIDED THAT, if and so long as the Depositary and the Custodian are the same legal entity, references to them separately in these Conditions and the Deposit Agreement are for convenience only and that legal entity shall be responsible for discharging both functions directly to the Holders and KazakhGold. The Custodian may resign or be removed by the Depositary by giving 90 days’ prior notice, except that if a replacement Custodian is appointed which is a branch or affiliate of the Depositary, the Custodian’s resignation or discharge may take effect immediately on the appointment of such replacement Custodian, Upon the removal of or receiving notice of the resignation of the Custodian, the Depositary shall promptly appoint a successor Custodian (approved (i) by KazakhGold, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Jersey, if any), which shall, upon acceptance of such appointment, and the expiry of any applicable notice period, become the Custodian. Whenever the Depositary in its discretion determines that it is in the best interests of the Holders to do so, it may, after prior consultation with KazakhGold, terminate the appointment of the Custodian and, in the event of any such termination, the Depositary shall promptly appoint a successor Custodian (approved (i) by KazakhGold, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Jersey, if any), which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement on the effective date of such termination. The Depositary shall notify Holders of such change immediately upon such change taking effect in accordance with Condition 23. Notwithstanding the foregoing, the Depositary may temporarily deposit the Deposited Property in a manner or a place other than as therein specified; PROVIDED THAT, in the case of such temporary deposit in another place, KazakhGold shall have consented to such deposit, and such consent of KazakhGold shall have been delivered to the Custodian. In case of transportation of the Deposited Property under this Condition, the Depositary shall obtain appropriate insurance at the expense of KazakhGold if and to the extent that the obtaining of such insurance is reasonably practicable and the premiums payable are of a reasonable amount.

20	Resignation and Termination of Appointment of the Depositary

20.1	KazakhGold may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 120 days’ prior notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving at least 120 days’ prior notice in writing to KazakhGold and the Custodian. Within 30 days after the giving of either such notice, notice thereof shall be duly given by the Depositary to the Holders and to the Financial Services Authority and the London Stock Exchange.

The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in such notice; PROVIDED THAT no such termination of appointment or resignation shall take effect until the appointment by KazakhGold of a successor depositary under the Deposit Agreement and the acceptance of such appointment to act in accordance with the terms thereof and of these Conditions, by the successor depositary. KazakhGold has undertaken in the Deposit Agreement to use its best endeavours to procure the appointment of a successor depositary with effect from the date of termination specified in such notice as soon as reasonably possible following notice of such termination or resignation. Upon any such appointment and acceptance, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 and to the Financial Services Authority and the London Stock Exchange.

20.2	Upon the termination of appointment or resignation of the Depositary and against payment of all fees and expenses due to the Depositary from KazakhGold under the Deposit Agreement, the Depositary shall deliver to its successor as depositary sufficient information and records to enable such successor efficiently to perform its obligations under the Deposit Agreement and shall deliver and pay to such successor depositary all property and cash held by it under the Deposit Agreement. The Deposit Agreement provides that, upon the date when such termination of appointment or resignation takes effect, the Custodian shall be deemed to be the Custodian thereunder for such successor depositary, and the Depositary shall thereafter have no obligation under the Deposit Agreement or the Conditions (other than liabilities accrued prior to the date of termination of appointment or resignation or any liabilities stipulated in relevant laws or regulations).

21	Termination of Deposit Agreement

21.1	Either KazakhGold or the Depositary but, in the case of the Depositary, only if KazakhGold has failed to appoint a replacement Depositary within 90 days of the date on which the Depositary has given notice pursuant to Condition 20 that it wishes to resign, may terminate the Deposit Agreement by giving 90 days’ prior notice to the other and to the Custodian. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to Holders of all GDRs then outstanding in accordance with Condition 23.

21.2	During the period beginning on the date of the giving of such notice by the Depositary to the Holders and ending on the date on which such termination takes effect, each Holder shall be entitled to obtain delivery of the Deposited Property relative to each GDR held by it, subject to the provisions of Condition 1.1 and upon compliance with Condition 1, payment by the Holder of the charge specified in Condition 16.1(i) and Clause 10.1.1(a) for such delivery and surrender, and payment by the Holder of any sums payable by the Depositary and/or any other expenses incurred by the Depositary (together with all amounts which the Depositary is obliged to pay to the Custodian) in connection with such delivery and surrender, and otherwise in accordance with the Deposit Agreement.

21.3	If any GDRs remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Property then held by it under the Deposit Agreement and shall not register transfers, shall not pass on dividends or distributions or take any other action, except that it will deliver the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, pro rata to Holders of GDRs which have not previously been so surrendered by reference to that proportion of the Deposited Property which is represented by the GDRs of which they are the Holders. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement and these Conditions, except its obligation to account to Holders for such net proceeds of sale and other cash comprising the Deposited Property without interest.

22	Amendment of Deposit Agreement and Conditions

All and any of the provisions of the Deposit Agreement and these Conditions (other than this Condition 22) may at any time and from time to time be amended by agreement between KazakhGold and the Depositary in any respect which they may deem necessary or desirable. Notice of any amendment of these Conditions (except to correct a manifest error) shall be duly given to the Holders by the Depositary, and any amendment (except as aforesaid) which shall increase or impose fees payable by Holders or which shall otherwise, in the opinion of the Depositary, be materially prejudicial to the interests of the Holders (as a class) shall not become effective so as to impose any obligation on the Holders until the expiration of three months after such notice shall have been given. During such period of three months, each Holder shall be entitled to obtain, subject to and upon compliance with Condition 1, delivery of the Deposited Property relative to each GDR held by it upon surrender thereof, payment of the charge specified in Condition 16.1(i) for such delivery and surrender and otherwise in accordance with the Deposit Agreement and these Conditions. Each Holder at the time when such amendment so becomes effective shall be deemed, by continuing to hold a GDR, to approve such amendment and to be bound by the terms thereof in so far as they affect the rights of the Holders. In no event shall any amendment impair the right of any Holder to receive, subject to and upon compliance with Condition 1, the Deposited Property attributable to the relevant GDR.

For the purposes of this Condition 22, an amendment shall not be regarded as being materially prejudicial to the interests of Holders if its principal effect is to permit the creation of GDRs in respect of additional Shares to be held by the Depositary which are or will become fully consolidated as a single series with the other Deposited Shares PROVIDED THAT temporary GDRs will represent such Shares until they are so consolidated.

23	Notices

23.1	Any and all notices to be given to any Holder shall be duly given if personally delivered, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for GDRs of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

23.2	Delivery of a notice sent by mail or air courier shall be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) after despatch, and any notice sent by telex transmission, as provided in this Condition, shall be effective when the sender receives the answerback from the addressee at the end of the telex and any notice sent by facsimile transmission, as provided in this Condition, shall be effective when the intended recipient has confirmed by telephone to the transmitter thereof that the recipient has received such facsimile in complete and legible form. The Depositary or KazakhGold may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed as aforesaid.

23.3	So long as GDRs are listed on the Official List of the Financial Services Authority and admitted to trading on the London Stock Exchange and the rules of the Financial Services Authority or the London Stock Exchange so require, all notices to be given to Holders generally will also be published in a leading daily newspaper having general circulation in the UK (which is expected to be the Financial Times).

24	Reports and Information on KazakhGold

24.1	KazakhGold has undertaken in the Deposit Agreement (so long as any GDR is outstanding) to furnish the Depositary with six copies in the English language (and to make available to the Depositary, the Custodian and each Agent as many further copies as they may reasonably require to satisfy requests from Holders) of:

(i)	in respect of the financial year ending on 31 December 2004 and in respect of each financial year thereafter, the consolidated audited report and accounts of KazakhGold, prepared in conformity with generally accepted accounting principles in Jersey or other internationally accepted reporting standards and reported upon by independent public accountants selected by KazakhGold, as soon as practicable (and in any event within 180 days) after the end of such year;

(ii)	if KazakhGold publishes semi-annual financial statements for holders of Shares, such semi-annual financial statements of KazakhGold, as soon as practicable, after the same are published and in any event no later than three months after the end of the period to which they relate; and

(iii)	if KazakhGold publishes quarterly financial statements for holders of Shares, such quarterly financial statements, as soon as practicable, after the same are published, and in any event no later than two months after the end of the period to which they relate.

24.2	The Depositary shall upon receipt thereof give due notice to the Holders that such copies are available upon request at its specified office and the specified office of any Agent.

24.3	For so long as any of the GDRs remains outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the United States Securities Act of 1933, as amended, if at any time KazakhGold is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, nor exempt from such reporting requirements by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, KazakhGold has agreed in the Deposit Agreement to supply to the Depositary such information, in the English language and in such quantities as the Depositary may from time to time reasonably request, as is required to be delivered to any Holder or beneficial owner of GDRs or to any holder of Shares or a prospective purchaser designated by such Holder, beneficial owner or holder pursuant to a Deed Poll executed by KazakhGold in favour of such persons and the information delivery requirements of Rule 144A(d)(4) under the US Securities Act of 1933, as amended, to permit compliance with Rule 144A thereunder in connection with resales of GDRs or Shares or interests therein in reliance on Rule 144A under the US Securities Act and otherwise to comply with the requirements of Rule 144A(d)(4) under the US Securities Act. Subject to receipt, the Depositary will deliver such information, during any period in which KazakhGold informs the Depositary it is subject to the information delivery requirements of Rule 144(A)(d)(4), to any such holder, beneficial owner or prospective purchaser but in no event shall the Depositary have any liability for the contents of any such information.

25	Copies of Company Notices

KazakhGold has undertaken in the Deposit Agreement to transmit to the Custodian and the Depositary on or before the day when KazakhGold first gives notice, by mail, publication or otherwise, to holders of any Shares or other Deposited Property, whether in relation to the taking of any action in respect thereof or in respect of any dividend or other distribution thereon or of any meeting or adjourned meeting of such holders or otherwise, such number of copies of such notice and any other material (which contains information having a material bearing on the interests of the Holders) furnished to such holders by KazakhGold (or such number of English translations of the originals if the originals were prepared in a language other than English) in connection therewith as the Depositary may reasonably request. If such notice is not furnished to the Depositary in English, either by KazakhGold or the Custodian, the Depositary shall, at KazakhGold’s expense, arrange for an English translation thereof (which may be in such summarised form as the Depositary may deem adequate to provide sufficient information) to be prepared. Except as provided below, the Depositary shall, as soon as practicable after receiving notice of such transmission or (where appropriate) upon completion of translation thereof, give due notice to the Holders which notice may be given together with a notice pursuant to Condition 9.1, and shall make the same available to Holders in such manner as it may determine.

26	Moneys held by the Depositary

The Depositary shall be entitled to deal with moneys paid to it by KazakhGold for the purposes of the Deposit Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to KazakhGold or any Holder or any other person for any interest thereon, except as otherwise agreed and shall not be obliged to segregate such moneys from other moneys belonging to the Depositary.

27	Severability

If any one or more of the provisions contained in the Deposit Agreement or in these Conditions shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein or herein shall in no way be affected, prejudiced or otherwise disturbed thereby.

28	Governing Law

28.1	The Deposit Agreement and the GDRs are governed by, and shall be construed in accordance with, English law except that the certifications set forth in Schedules 3 and 4 to the Deposit Agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York. The rights and obligations attaching to the Deposited Shares will be governed by Jersey law. KazakhGold has submitted in respect of the Deposit Agreement and the Deed Poll to the jurisdiction of the English courts and the courts of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City. KazakhGold has also agreed in the Deposit Agreement, and the Deed Poll to allow, respectively, the Depositary and the Holders to elect that Disputes are resolved by arbitration.

28.2	KazakhGold has irrevocably appointed DWS ASP Limited of 1 Fleet Place, London, EC4M 7WS, England as its agent in England to receive service of process in any Proceedings in England based on the Deed Poll and the Deposit Agreement and appointed CT Corporation System of 111 Eighth Avenue, New York, NY 10011, United States as its agent in New York to receive service of process in any Proceedings in New York. If for any reason KazakhGold does not have such an agent in England or New York as the case may be, it will promptly appoint a substitute process agent and notify the Holders and the Depositary of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

28.3	The courts of England are to have jurisdiction to settle any disputes (each a “Dispute”) which may arise out of or in connection with the GDRs and accordingly any legal action or proceedings arising out of or in connection with the GDRs (“Proceedings”) may be brought in such courts. Without prejudice to the foregoing, the Depositary further irrevocably agrees that any Proceedings may be brought in any New York State or United States Federal Court sitting in the Borough of Manhattan, New York City. The Depositary irrevocably submits to the non-exclusive jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

28.4	These submissions are made for the benefit of each of the Holders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions (whether concurrently or not).

28.5	In the event that the Depositary is made a party to, or is otherwise required to participate in, any litigation, arbitration, or Proceeding (whether judicial or administrative) which arises from or is related to or is based upon any act or failure to act by KazakhGold, or which contains allegations to such effect, upon notice from the Depositary, KazakhGold has agreed to fully cooperate with the Depositary in connection with such litigation, arbitration or Proceeding.

28.6	The Depositary irrevocably appoints The Bank of New York, London Branch, (Attention: The Manager) of 48th Floor, One Canada Square, London E14 5AL as its agent in England to receive service of process in any Proceedings in England based on any of the GDRs. If for any reason the Depositary does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Holders of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

PART XIX

SUMMARY OF PROVISIONS RELATING TO THE GDRs WHILE IN MASTER FORM

The GDRs are evidenced by (i) a single Master Regulation S GDR in registered form and (ii) a single Master Rule 144A GDR in registered form. The Master Regulation S GDR is deposited with The Bank of New York Mellon, London Branch as common depositary for Euroclear and Clearstream and registered in the name of The Bank of New York Depositary (Nominees) Limited. The Master Rule 144A GDR is registered in the name of Cede & Co., as nominee for DTC, and is held by The Bank of New York Mellon as Custodian for DTC. The Master Regulation S GDR and the Master Rule 144A GDR contain provisions which apply to the GDRs while they are in master form, some of which modify the effect of the Terms and Conditions of the Global Depositary Receipts set out in this Prospectus (See “Part XVIII – Terms and Conditions of the Global Depositary Receipts”). Unless otherwise defined herein, the terms defined in the Conditions shall have the same meaning herein and the numbering of the Conditions shall refer to the numbering as set out in the Deposit Agreement.

The Master GDRs will only be exchanged for certificates in definitive registered form representing GDRs in the circumstances described in (i), (ii), (iii) or (iv) below in whole but not in part. The Depositary has irrevocably undertaken in the Master GDRs to deliver certificates evidencing GDRs in definitive registered form in exchange for the relevant Master GDR to the Holders within 60 days in the event that:

(i)	Euroclear or Clearstream, in the case of the Master Regulation S GDR, or DTC, or any successor to DTC, in the case of the Master Rule 144A GDR, advises KazakhGold in writing at any time that it is unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 calendar days;

(ii)	Euroclear or Clearstream, in the case of the Master Regulation S GDR, or DTC, in the case of the Master Rule 144A GDR, is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, and, in each case, no alternative clearing system satisfactory to the Depositary is available within 45 days;

(iii)	in the case of the Master Rule 144A GDR, DTC or any successor ceases to be a “clearing agency” registered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

(iv)	the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs, which would not be required were the GDRs in definitive registered form, provided that the Depositary shall have no obligation to so determine or to attempt to so determine.

Any exchange shall be at the expense of KazakhGold.

A GDR evidenced by an individual definitive certificate will not be eligible for clearing and settlement through DTC, Euroclear or Clearstream.

Upon any exchange of a Master GDR for certificates in definitive registered form evidencing GDRs, or any exchange of interests between the Master Rule 144A GDR and the Master Regulation S GDR pursuant to Clause 4 of the Deposit Agreement, or any distribution of GDRs pursuant to Conditions 5, 7 or 10 or any reduction in the number of GDRs represented thereby following any withdrawal of Deposited Property pursuant to Condition 1, the relevant details shall be entered by the Depositary on the Register (which shall be maintained at all times outside the United Kingdom and Jersey) whereupon the number of Deposited Shares represented by the relevant Master GDR will be reduced or increased (as the case may be) accordingly. If the number of GDRs represented by a Master GDR is reduced to zero, such Master GDR shall continue in existence until the obligations of KazakhGold under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payment, Distributions and Voting Rights

Payments of cash dividends and other amounts (including cash distributions) will, in the case of GDRs represented by the Master Regulation S GDR, be made by the Depositary through Euroclear and Clearstream and, in the case of GDRs represented by the Master Rule 144A GDR, will be made by the Depositary through DTC, on behalf of persons entitled thereto upon receipt of funds therefore from KazakhGold. Any free distribution or rights issue of Shares to the Depositary on behalf of the Holders may result in the record of the Depositary being adjusted to reflect the enlarged number of GDRs represented by the relevant Master GDR.

Holders of GDRs have voting rights in respect of Deposited Shares as set out in Condition 12 and Clause 5 of the Deposit Agreement. Voting rights will be exercised by the Depositary only upon receipt of written instructions in accordance with the Conditions and the Deposit Agreement and if permitted by law, which shall be subject to an opinion being given by KazakhGold’s legal counsel, such counsel being reasonably satisfactory to the Depositary, that the Depositary can do so. In the absence of an opinion from legal counsel as aforesaid, the Depositary shall not exercise any voting rights and shall have no liability to KazakhGold or any Holder for any action taken or not taken as the case may be.

Surrender of GDRs

Any requirement in the Conditions relating to the surrender of a GDR represented by the Master Regulation S GDR to the Depositary shall be satisfied by the production by Euroclear or Clearstream and relating to the surrender of a GDR represented by the Master Rule 144A GDR to the Depositary shall be satisfied by the production by DTC, on behalf of a person entitled to an interest therein, of such evidence of entitlement of such person as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by Euroclear or Clearstream in the case of the Master Regulation S GDR, or by DTC in the case of the Master Rule 144A GDR. The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all moneys or other property payable or distributable in respect of the Deposited Property represented by such GDRs.

Notices

For as long as the Master Regulation S GDR is registered in the name of the common depositary (or its nominee) for Euroclear and Clearstream and the Master Rule 144A GDR is registered in the name of DTC or its nominee, notices to Holders may be given by the Depositary by delivery of the relevant notice to Euroclear and Clearstream with respect to the Master Regulation S GDR and to DTC with respect to the Master Rule 144A GDR for communication to Holders in substitution for publications required by Condition 23 except that so long as the GDRs are listed on the Official List and admitted to trading on the London Stock Exchange, and the Financial Services Authority or the London Stock Exchange so requires, notices shall also be published in a leading newspaper having general circulation in the United Kingdom (which is expected to be the Financial Times).

The Master GDRs shall be governed by and construed in accordance with English law.

PART XX

INFORMATION RELATING TO THE DEPOSITARY

The Depositary was constituted in 1784 in the State of New York and operates under the laws of the State of New York. The Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. It is a wholly owned subsidiary of The Bank of New York Mellon Corporation, a New York bank holding company. The principal office of the Depositary is located at One Wall Street, New York, New York 10286, United States of America. Its principal administrative offices are located at 101 Barclay Street, 22nd floor West, New York, New York 10286, United States of America. A copy of the Depositary’s Articles of Association, as amended, together with copies of The Bank of New York Mellon Corporation’s most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 101 Barclay Street, New York, New York 10286, United States of America and at The Bank of New York Mellon, One Canada Square, London E14 5AL, United Kingdom.

PART XXI

DESCRIPTION OF THE LEVEL I GLOBAL DEPOSITARY SHARES

References in this Part XX to the “deposit agreement” are to the Level I Deposit Agreement.

Global Depositary Shares

The Bank of New York Mellon (the “Depositary”) will register and deliver Level I GDRs. Each Level I GDR will represent one share (or a right to receive one share) deposited with the principal London office of The Bank of New York Mellon, as custodian for the Depositary. Each Level I GDR will also represent any other securities, cash or other property which may be held by the Depositary. The Depositary’s corporate trust office at which the Level I GDRs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

Level I GDR Holders may hold Level I GDRs either (A) directly (i) by having a Level I Global Depositary Receipt (“Level I GDR”), which is a certificate evidencing a specific number of Level I GDRs, registered in the name of the Level I GDR Holder, or (ii) by having Level I GDRs registered in the name of the Level I GDR Holder in the Direct Registration System, or (B) indirectly by holding a security entitlement in Level I GDRs through the Level I GDR Holder’s broker or other financial institution. If the Level I GDR Holder holds Level I GDRs directly, it is known as a registered Level I GDR holder, also referred to simply as a Level I GDR Holder. This description assumes the Level I GDR Holder holds the Level I GDRs directly and is therefore registered. If the Level I GDR Holder holds the Level I GDRs indirectly, it must rely on the procedures of its broker or other financial institution to assert its rights as described in this section. Each indirect Level I GDR Holder should consult with its broker or financial institution to find out what those procedures are.

The Direct Registration System (“DRS”) is a system administered by DTC, pursuant to which the Depositary may register the ownership of uncertificated Level I GDRs, of which ownership is confirmed by periodic statements sent by the Depositary to the registered holders of uncertificated Level I GDRs.

KazakhGold will not treat a Level I GDR Holder as one of its shareholders and Level I GDR Holders do not have shareholder rights. Jersey law governs shareholder rights. The Depositary will be the holder of the shares underlying the Level I GDRs. Registered holders of Level I GDRs, will have Level I GDR Holder rights. A deposit agreement among the Depositary and the Level I GDR Holder, and all other persons indirectly holding Level I GDRs sets out Level I GDR Holder rights as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the Level I GDRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, Level I GDR Holders should read the entire deposit agreement and the form of Level I GDR. See “Part XVI – Summary of KazakhGold’s Memorandum and Articles of Association.”

Dividends and Other Distributions

The Depositary has agreed to pay to Level I GDR Holders the cash dividends or other distributions that it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Level I GDR Holders will receive these distributions in proportion to the number of shares their Level I GDRs represent.

Cash

The Depositary will convert any cash dividend or other cash distribution KazakhGold pays on the shares into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the Depositary to distribute the foreign currency only to those Level I GDR Holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the Level I GDR Holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Part XIV – Taxation”. The Depositary will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, the Level I GDR Holders may lose some or all of the value of the distribution.

Shares

The Depositary may distribute additional Level I GDRs representing any shares KazakhGold distributes as a dividend or free distribution. The Depositary will only distribute whole Level I GDRs. It will sell shares that would require it to deliver a fractional Level I GDR and distribute the net proceeds in the same way as it does with cash. If the Depositary deems the distribution of Level I GDRs to all or any Level I GDR Holders not to be reasonably practicable or to be unlawful, the Depositary may sell the distributed shares and distribute the net proceeds as a cash dividend as described above. If the Depositary does not distribute additional Level I GDRs and does not sell the distributed shares, the outstanding Level I GDRs will also represent the new shares. The Depositary may sell a portion of the distributed shares in order to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares

If KazakhGold offers holders of its securities any rights to subscribe for additional shares or any other rights, the Depositary may make these rights available to Level I GDR Holders. If the Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. In that case, the Level I GDR Holders will receive no value for them.

If the Depositary makes rights available to Level I GDR Holders, it will exercise the rights and purchase the shares on the Level I GDR Holders’ behalf. The Depositary will then deposit the shares and deliver Level I GDRs to the persons entitled to them. It will only exercise rights if the Level I GDR Holder pays it the exercise price and any other charges the rights require the Level I GDR Holder to pay.

US securities laws may restrict transfers and cancellation of the Level I GDRs represented by shares purchased upon exercise of rights. For example, Level I GDR Holders may not be able to trade the Level I GDRs freely in the United States. In this case, the Depositary may deliver restricted depositary shares that have the same terms as the Level I GDRs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions

The Depositary will send to Level I GDR Holders anything else that KazakhGold distributes on deposited securities by any means that it considers are legal, fair and practical. If, in the opinion of the Depositary, it is not practicable or lawful to make the distribution in that way, the Depositary may use any other method as it may deem equitable or practicable. In particular, it may decide to sell what KazakhGold distributed and distribute the net proceeds, in the same way as it does with cash. Alternatively, the Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Depositary is not required to distribute any securities (including Level I GDRs) to Level I GDR Holders unless it receives satisfactory evidence from KazakhGold that such distribution does not require registration under the US Securities Act.

The Depositary is not responsible for any failure to determine that it may be lawful or feasible to make a distribution available to any Level I GDR Holders. KazakhGold has no obligation to register Level I GDRs, shares, rights or other securities under the US Securities Act. KazakhGold also has no obligation to take any other action to permit the distribution of Level I GDRs, shares, rights or anything else to Level I GDR Holders. This means that the Level I GDR Holders may not receive the distributions KazakhGold makes on its shares or any value for them if it is illegal or impractical for KazakhGold to make them available to the Level I GDR Holders.

Deposit, Withdrawal and Cancellation

Issue of the Level I GDRs

The Depositary will deliver Level I GDRs if a Level I GDR Holder or its broker deposits shares or evidence of rights to receive shares with the custodian and presents such certificates as the Depositary may require in accordance with the deposit agreement. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of Level I GDRs in the names requested by the Level I GDR Holder and will deliver the Level I GDRs to or upon the order of the person or persons that made the deposit.

Withdrawal of the deposited securities

Level I GDR Holders may surrender their Level I GDRs at the Depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the shares and any other deposited securities underlying the Level I GDRs to the Level I GDR Holder or a person the Level I GDR Holder designates at the office of the custodian. Alternatively, at the request, risk and expense of the Level I GDR Holder, the Depositary will deliver the deposited securities at its corporate trust office, if feasible.

Interchange between certificated Level I GDRs and uncertificated Level I GDRs

Level I GDR Holders may surrender their Level I GDR to the Depositary for the purpose of exchanging their Level I GDR for uncertificated Level I GDRs. The Depositary will cancel that Level I GDR and will send to the Level I GDR Holder a statement confirming that the Level I GDR Holder is the registered holder of uncertificated Level I GDRs. Alternatively, upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated Level I GDRs requesting the exchange of uncertificated Level I GDRs for certificated Level I GDRs, the Depositary will execute and deliver to the Level I GDR Holder a Level I GDR evidencing those Level I GDRs.

Voting Rights

Level I GDR Holders may instruct the Depositary to vote the number of deposited shares their Level I GDRs represent. The Depositary will notify Level I GDR Holders of shareholders meetings and arrange to deliver its voting materials to them if KazakhGold asks it to. Those materials will describe the matters to be voted on and explain how Level I GDR Holders may instruct the Depositary on how they wish it vote. For instructions to be valid, they must reach the Depositary by the date set by the Depositary.

Level I GDR Holders will otherwise not be able to exercise their right to vote unless they withdraw the shares. They may however not have sufficient notice of the meeting to withdraw the shares before the applicable record date.

The Depositary will try, as far as practical, subject to the laws of Jersey and KazakhGold’s articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by Level I GDR Holders. The Depositary will only vote or attempt to vote as instructed or as described in the following sentence. If KazakhGold requests the Depositary to solicit the Level I GDR Holder’s voting instructions but no instruction is received from a Level I Holder by the deadline set by the Depositary, the Depositary may deem such Level I GDR Holder to have instructed it to give a discretionary proxy to a person designated by KazakhGold to vote the number of Shares represented by the Level I GDR Holder’s Level I GDRs, except that no proxy will be given to vote on a question if KazakhGold notifies the Depositary that (i) it does not wish to receive a proxy, (ii) substantial opposition to the question exists or (iii) the question would adversely affect the holders of Shares.

KazakhGold cannot assure Level I GDR Holders that they will receive the voting materials in time to ensure that they can instruct the Depositary to vote their shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that Level I GDR Holders may not be able to exercise their right to vote and there may be nothing they can do if their shares are not voted as requested.

In order to give the Level I GDR Holders a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if KazakhGold requests the Depositary to act, KazakhGold agrees to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or Level I GDR Holders must pay:	For:
USD 5.00 (or less) per 100 Level I GDRs (or portion of 100 Level I GDRs)	Issuance of Level I GDRs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of Level I GDRs for the purpose of withdrawal, including if the deposit agreement terminates

USD 0.05 (or less) per Level I GDR	Any cash distribution to Level I GDR Holders

A fee equivalent to the fee that would be payable if securities distributed to Level I GDR Holders had been shares and the shares had been deposited for issuance of Level I GDRs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to Level I GDR Holders

USD 0.05 (or less) per Level I GDRs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on its share register to or from the name of the Depositary or its agent when Level I GDR Holders deposit or withdraw shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to US dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any Level I GDR or share underlying a Level I GDR, for example, stock transfer taxes, stamp duty or withholding taxes
As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

The Depositary collects its fees for delivery and surrender of Level I GDRs directly from investors depositing shares or surrendering Level I GDRs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deducting them from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee bearing services until its fees for those services have been paid.

Payment of Taxes

The Level I GDR Holders will be responsible for any taxes or other governmental charges payable on the Level I GDRs or on the deposited securities represented by any of the Level I GDRs. The Depositary may refuse to register any transfer of Level I GDRs or allow the Level I GDR Holders to withdraw the deposited securities represented by such Level I GDRs until such taxes or other charges are paid. It may apply payments owed to the Level I GDR Holders or sell deposited securities represented by the Level I GDR Holders’ Level I GDRs to pay any taxes owed and the Level I GDR Holders will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of Level I GDRs to reflect the sale and pay to Level I GDR Holders any proceeds, or send to Level I GDR Holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalisations and Mergers

If KazakhGold:		Then:
•	Changes the nominal or par value of its shares	The cash, shares or other securities received by
•	Reclassifies, splits up or consolidates any of the deposited securities	the Depositary will become deposited securities. Each Level I GDR will automatically represent, in
•	Distributes securities on the shares that are not distributed to the Level I GDR Holder	addition to the existing deposited securities, its equal share of the new deposited securities.
•	Recapitalises, reorganises, merges, liquidates or sells assets affecting KazakhGold	The Depositary may deliver new Level I GDRs or ask Level I GDR Holders to surrender their
•	Redeems or cancels the deposited securities	outstanding Level I GDRs in exchange for new Level I GDRs identifying the new deposited securities.

Amendment and Termination

KazakhGold may agree with the Depositary to amend the deposit agreement and the Level I GDRs without Level I GDR Holders’ consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of Level I GDR Holders, it will not become effective for outstanding Level I GDRs until 30 days after the Depositary notifies Level I GDR Holders of the amendment. At the time an amendment becomes effective, Level I GDR Holders are considered, by continuing to hold Level I GDRs, to agree to the amendment and to be bound by the Level I GDRs and the deposit agreement as amended.

The Depositary will terminate the deposit agreement at KazakhGold’s direction by mailing notice of termination to the holders of Level I GDRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may also terminate the deposit agreement by mailing a 30-day prior notice of termination to KazakhGold and the Level I GDR Holders if 60 days have passed since the Depositary told KazakhGold it wanted to resign but a successor depositary had not been appointed and accepted its appointment.

After termination, the Depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of Level I GDRs after deducting the Depositary’s fees and expenses and applicable taxes or governmental charges. Four months after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the Level I GDR Holders that have not surrendered their Level I GDRs. It will not invest the money and shall have no liability for interest. The Depositary’s only obligations will be to account for the money and other cash. After termination KazakhGold’s only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that KazakhGold has agreed to pay.

Limitations on Obligations and Liability

The deposit agreement expressly limits the obligations and liability of KazakhGold and the Depositary. KazakhGold and the Depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if KazakhGold or the Depositary is prevented or delayed by law or the articles of association of KazakhGold or any provision of any KazakhGold securities or their offering, or any other circumstances beyond their control from performing their obligations under the deposit agreement;

•	are not liable when exercising their discretion under the deposit agreement;

•	are not liable for the inability of any holder of Level I GDRs to benefit from any distribution on deposited securities that is not made available to holders of Level I GDRs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceedings related to the Level I GDRs or the deposit agreement on Level I GDR Holders’ behalf or on behalf of any other person;

•	may rely upon any documents which they believe to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, KazakhGold and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of a Level I GDR, make a distribution on a Level I GDR, or permit withdrawal of shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Depositary may refuse to deliver Level I GDRs or register transfers of Level I GDRs generally when the transfer books of the Depositary or its transfer books are closed or at any time if the Depositary or KazakhGold consider it advisable to do so.

Right to Receive the Shares Underlying the Level I GDRs

Level I GDR Holders have the right to cancel their Level I GDRs and withdraw the underlying shares at any time except when:

•	temporary delays arise because: (i) the Depositary has closed its transfer books or KazakhGold has closed its transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders meeting; or (iii) KazakhGold is paying a dividend on its shares.

•	Level I GDR Holders owe money to pay fees, taxes and similar charges.

•	it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Level I GDRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of Level I GDRs

The deposit agreement permits the Depositary to deliver Level I GDRs before deposit of the underlying shares. This is called a pre-release of the Level I GDRs. The Depositary may also deliver shares upon cancellation of pre-released Level I GDRs (even if the Level I GDRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the Depositary. The Depositary may receive Level I GDRs instead of shares to close out a pre-release. The Depositary may pre-release Level I GDRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the shares or Level I GDRs to be deposited; (2) the pre-release is fully collateralised with cash or other collateral that the Depositary considers appropriate; (3) the Depositary must be able to close out the pre-release on not more than five business days’ notice and (4) the Depositary may require further indemnities or impose additional credit regulations as it deems appropriate. In addition, the Depositary will normally limit the number of Level I GDRs that may be outstanding at any time as a result of pre-release to 30% of the shares deposited under the deposit agreement, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System (“Profile”), will apply to uncertificated Level I GDRs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated Level I GDRs, of which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated Level I GDRs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of Level I GDRs, to direct the Depositary to register a transfer of those Level I GDRs to DTC or its nominee and to deliver those Level I GDRs to the DTC account of that DTC participant without receipt by the Depositary of prior authorisation from the Level I GDR Holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS or Profile, the parties to the deposit agreement understand that the Depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of a Level I GDR Holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the Level I GDR Holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the Profile System and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the Depositary.

Shareholder Communications; Inspection of Register of Holders of Level I GDRs

The Depositary will make available for Level I GDR Holders’ inspection at its office all communications that it receives from KazakhGold as a holder of deposited securities that KazakhGold generally makes available to holders of deposited securities. The Depositary will send Level I GDR Holders copies of those communications if KazakhGold asks it to. Level I GDR Holders have the right to inspect the register of holders of Level I GDRs, but not for the purpose of contacting those Level I GDR Holders about a matter unrelated to KazakhGold’s business or the Level I GDRs.

Governing Law; Settlement of Disputes

The deposit agreement and the Level I GDRs are governed by New York law. Claims arising in respect of the deposit agreement and the Level I GDRs shall be settled in accordance with the International Arbitration Rules of the American Arbitration Association. The place of the arbitration shall be The City of New York, State of New York, United States of America, and the language of the arbitration shall be English. The number of arbitrators shall be three. The deposit agreement further provides that a claimant under third-party litigation based upon the provisions of the Federal securities laws of the United States or the rules and regulations promulgated thereunder to which the Depositary is a party and to which KazakhGold may properly be joined may elect to submit such litigation to the Federal or state courts in the Borough of Manhattan, The City of New York United States of America.

Each party to the deposit agreement (including for the avoidance of doubt, each Level I GDR Holder) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against KazakhGold, and/or the Depositary directly or indirectly arising out of or relating to the shares or other deposited securities or the Level I GDRs, the deposit agreement or any transaction contemplated by the deposit agreement or the terms of the Level I GDRs, or the breach of the deposit agreement or the terms of the Level I GDRs, including without limitation any question regarding the existence, validity or termination (whether based on contract, tort or any other theory) of the deposit agreement, the Level I GDRs or the terms of the Level I GDRs.

PART XXII

DEFINITIONS

Term or expression	Meaning

Admission	Admission to the Official List together with admission to the Regulated Market

ADS Form of Acceptance	the form of acceptance to be completed by Polyus ADS Holders holding Polyus ADSs outside DTC who wish to accept the Private Exchange Offer

ATOP	Automated Tender Offer Program

Backstop Underwriting Agreement	The Backstop Underwriting Agreement between Jenington and KazakhGold dated 12 June 2009, as amended

BMO Capital Markets	BMO Capital Markets Limited

BNY Mellon	The Bank of New York Mellon

Clearstream	Clearstream Banking, Société Anonyme

Code	The City Code on Takeovers and Mergers

Combined Group	The combined group resulting from the Proposed Combination

Deposit Agreement	The agreement dated 30 November 2005, between KazakhGold and The Bank of New York (now known as The Bank of New York Mellon) in its capacity as depositary (the “Depositary”) for the Regulation S Facility and for the Rule 144A Facility

Depositary	BNY Mellon, in its capacity as depositary for the Level I GDRs and GDRs

Directors	members of the Board of Directors of KazakhGold

DRs	depositary receipts, comprising both Level I GDRs and GDRs, and each representing one KazakhGold Share

DTC	The Depository Trust Company

Eligible Polyus ADS Holders	Polyus ADS Holders that are incorporated and registered, if applicable, and located outside of the Russian Federation and other jurisdictions in which the making and accepting of the Private Exchange Offer is not permitted by applicable legislation, and legal entities incorporated, registered or located in the Russian Federation that are “qualified investors” under the Russian Securities Market Law

Eligible Polyus Securityholders	Eligible Polyus Shareholders and Eligible Polyus ADS Holders

Eligible Polyus Shareholders	Polyus Shareholders that are incorporated and registered, if applicable, and located outside the Russian Federation and other jurisdictions in which the making and accepting the Private Exchange Offer is not permitted by applicable legislation, and certain legal entities incorporated, registered or located in the Russian Federation to whom the Private Exchange Offer document will be addressed by KazakhGold, provided that they are “qualified investors” under the Russian Securities Market Law

Euroclear	Euroclear Bank N.V./S.A., as operator of the Euroclear system

Exchange Agent	BNY Mellon, acting through BNY Mellon Shareowner Services, the exchange agent for the Private Exchange Offer

Expiration Time	5:00 p.m., New York City time, or 10.00 p.m., London time, on 10 August 2010 (or 01.00 a.m., Moscow time, on 11 August 2010), unless extended, the deadline for acceptances of the Private Exchange Offer

Foreign Investments Law	Federal Law “On Procedure of Foreign Investment in Commercial Entities Having Strategic Importance for the Defence of the Country and the Security of the State”

Forms of Acceptance	the ADS Form of Acceptance and the Share Form of Acceptance

FSA	The Financial Services Authority of the UK in its capacity as the competent authority under Part VI of FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of FSMA

FSFM	the Federal Service for Financial Markets of the Russian Federation

FSMA	the Financial Services and Markets Act 2000

GDRs	the Rule 144A Global Depositary Receipts and the Regulation S Global Depositary Receipts, each representing one KazakhGold Share

GDR Deposit Agreement	the Deposit Agreement entered into between KazakhGold and the Depositary on 30 November 2005, as amended and restated on 26 July 2006

GFMS	Gold Fields Mineral Services Limited of London

Gold Lion	Gold Lion Holdings Limited

GPO	The Companies (General Provisions) (Jersey) Order 2002, as amended

HSBC	HSBC Bank plc

IFRS	International Financial Reporting Standards as adopted for use in the European Union

Jenington	Jenington International Inc., an indirect wholly-owned subsidiary of Polyus Gold

Jenington Distribution	conditional upon completion of the Transactions and the Placing, the distribution to Jenington Distribution Recipients of Jenington Distribution GDRs, evidencing KazakhGold Shares to be deposited into the Level I GDR Programme by Jenington following the exercise of its share conversion rights under its USD 50 million loan to KazakhGold dated 14 August 2009. See “Part V – Information on the Transactions” and “Part VI – Information on KazakhGold – Material Contracts”

Jenington Distribution GDRs	Level I GDRs and Regulation S GDRs distributed to Jenington Distribution Recipients under the Jenington Distribution

Jenington Distribution Recipients	Polyus Securityholders who validly accept the Private Exchange Offer and the Principal Shareholders, who will be entitled to receive Jenington Distribution GDRs in the Jenington Distribution

Jenington Option Agreement	the conditional option agreement between Jenington and KazakhGold pursuant to which KazakhGold has the option to acquire Jenington’s entire holding of 10,776,161 Polyus Shares, representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares, using the same exchange ratio as is used in the Private Exchange Offer (See “Part V – Information on the Transactions – The Jenington Option Agreement”)

Jersey Companies Law	the Companies (Jersey) Law 1991, and the regulations and orders promulgated thereunder as each may be amended from time to time

Kazakhaltyn	JSC Kazakhaltyn MMC, an indirect wholly owned subsidiary of KazkahGold

KazakhGold	KazakhGold Group Limited

KazakhGold EGM	the extraordinary general meeting of KazakhGold to be held at 10.00 a.m. on 27 July 2010

KazakhGold Group	KazakhGold and its subsidiaries

KazakhGold Shares	ordinary shares of KazakhGold, each with a nominal value of £0.0001

Kazakhstan	the Republic of Kazakhstan

Level I GDRs	Level I Global Depositary Shares, each representing one KazakhGold Share

Level I GDR Deposit Agreement	the Deposit Agreement entered into by KazakhGold and the Depositary on or about 2 July 2010 with respect to the Level I GDRs

London Stock Exchange	London Stock Exchange plc

MICEX	The Moscow Interbank Currency Exchange

Nafta	a privately-owned group of portfolio investment companies under the beneficial ownership of Mr. Suleiman Kerimov, including Nafta Moskva (Cyprus) Limited and Wandle Holdings Limited

New Articles	the new articles of association of KazakhGold proposed to be adopted at the EGM

NRC	Closed Joint-Stock Company National Registry Company, a company incorporated and registered in the Russian Federation

Official List	the Official List of the UKLA

Onexim	a privately-owned group of companies under the beneficial ownership of Mr. Mikhail Prokhorov, including Onexim Holdings Limited, which is the Shareholder and beneficial owner of Coverico Holdings Co. Limited and Bristaco Holdings Co. Limited

Options	each of (i) the options granted by certain entities under the respective beneficial ownership of Nafta and Onexim to KazakhGold to purchase the Polyus Securities under the Principal Shareholders Option Agreement and (ii) the option granted by Jenington to KazakhGold under the Jenington Option Agreement (see “Part V – Information on the Transactions”)

Panel	the Panel on Takeovers and Mergers

Partial Offer	the recommended partial offer by Jenington made on 9 July 2009 to acquire 50.1% of the issued and to be issued KazakhGold Shares (including KazakhGold Shares represented by GDRs) that was declared wholly unconditional on 14 August 2009

Placing	the USD 100 million equity capital raising of new KazakhGold Shares which was completed on 1 July 2010, with settlement expected on or about 6 July 2010

Polyus ADSs	Level I American depositary shares of Polyus Gold, with two Polyus ADSs representing one Polyus Share

Polyus ADS Depositary	BNY Mellon, as depositary for the Polyus ADSs

Polyus ADS Holders	the holders of Polyus ADSs

Polyus Gold	OJSC Polyus Gold

Polyus Gold Group	Polyus Gold and its subsidiaries

Polyus Securities	Polyus Shares and/or Polyus ADSs, as the case may be

Polyus Securityholders	the holders of Polyus Shares or Polyus ADSs, or both

Polyus Shareholders	the holders of Polyus Shares

Polyus Shares	the common shares of Polyus Gold, each with a nominal value of RUB 1.00

Principal Shareholders Option Agreement	the conditional option agreement between KazakhGold and certain entities beneficially owned by each of Nafta and Onexim, under which such entities have granted KazakhGold the Options (see “Part V – Information on the Transactions – The Principal Shareholders Option Agreement”)

Principal Shareholders of Polyus Gold	Nafta and Onexim

Private Exchange Offer	the conditional private exchange offer by KazakhGold to acquire 15% of the issued and outstanding share capital of Polyus Gold from Eligible Polyus Securityholders (see “Part V – Information on the Transactions”)

Proposed Combination	the proposed combination of KazakhGold with Polyus Gold

Regulated Market	the main market of the London Stock Exchange

Regulation S Global Depositary Receipts	GDRs issued outside the United States under the GDR Deposit Agreement

Rule 144A Global Depositary Receipts	GDRs issued inside the United States under the GDR Deposit Agreement

Russian Business Day	any day other than a Saturday, Sunday or a Russian public holiday

Russian Joint Stock Companies Law	the Russian Federal Law on Joint Stock Companies No. 208-FZ, dated 26 December 1995, as amended

Russian Securities Market Law	the Russian Federal Law No. 39-FZ dated 22 April 1996 “On the Securities Market”, as amended

Senior Notes	KazakhGold’s USD 200 million 9.375% Senior Notes due November 2013

Share Form of Acceptance	the form of acceptance to be completed by Polyus Shareholders to accept the Private Exchange Offer

Transactions	the Private Exchange Offer and the exercise of the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreement (see “Part V – Information on the Transactions”)

UKLA	United Kingdom Listing Authority, a division of the FSA in its capacity as a competent authority under Part VI of FSMA

PART XXIII

GLOSSARY OF TECHNICAL TERMS

Term or expression	Meaning

Carbon-in-leach or CIL	a process in which carbon is added to the solution following leaching in order to extract gold

Carbon-in-pulp or CIP	the recovery process in which gold is first leached from gold ore pulp by cyanide and then absorbed onto activated carbon granules in separate vessels. The loaded carbon is then separated from the pulp for subsequent gold removal by elution.

cathodic gold	the gold product that arises following the processing of mined ore by the CIP and HL methods, which ends with the gold bearing solution being treated by electrolysis. The gold is deposited on the cathodes of the cell, which are then washed to remove the deposited gold, which can be further smelted into doré bars.

cathodic sludge	the gold residue in the electrolysis cell from that part of the solution that is not deposited on the cathodes.

cut-off grade	lowest grade of mineralised material considered economic, used in the calculation of ore resources

cyanide leaching	a method of extracting exposed gold or silver from crushed or ground ore by dissolving them in a weak cyanide solution. It may be carried out in slurry in tanks or in large heaps of ore

deposit	the aggregation of a mineral on the surface of the Earth or in the Earth’s crust, suitable in terms of quantity, quality and mode of occurrence for commercial mining

flotation	a mineral separation process in which valuable mineral particles are induced to become attached to bubbles and float as other particles sink

flotation concentrate	the product of flotation. The resultant gold concentrate is then filtered to form flotation concentrate.

free gold	gold uncombined with other substances, gold not found in chemical combination with other minerals or gold found largely in placer gold form.

FSU Classification	the reserves and resources classification system of the former Soviet Union

gold doré	unrefined gold bullion bars, which will be further refined to almost pure metal (99.9% gold).

grade	the quality of metal per unit mass of ore expressed as grammes of gold per tonne of ore

gravitation	gold particles in slurry which are separated based on their specific gravity

g/t	grammes per tonne

Heap Leaching or HL	an ore processing technology used to process low-grade oxide ores. Although it is the lowest-cost method of processing, recovery rates are only approximately 60%

indicated mineral resource	as defined in the JORC Code, that part of a mineral resource which has been sampled by drill holes, underground openings or other sampling procedures at locations that are too widely spaced to ensure continuity but close enough to give a reasonable indication of continuity and where geoscientific data are known with a reasonable degree of reliability. An indicated mineral resource will be based on more data and therefore will be more reliable than an inferred mineral resource estimate

inferred mineral resource	as defined in the JORC Code, is that part of a mineral resource for which the tonnage and grade and mineral content can be estimated with a low level of confidence. It is inferred from the geological evidence and has assumed but not verified geological and/or grade continuity. It is based on information gathered through the appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability

JORC Code	The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves

LBMA	The London Bullion Market Association

measured mineral resource	defined in the JORC Code, that part of a measured mineral resource for which the resource has been intersected and tested by drill holes, underground openings or other sampling procedures at locations which are spaced closely enough to confirm continuity and where geoscientific data are reliably known. A measured mineral resource estimate will be based on a substantial amount of reliable data, interpretation and evaluation which allows a clear determination to be made of the shapes, sizes, densities and grades

mine	an excavation from which valuable materials are recovered

mineable	portion of a mineralised deposit for which extraction is technically and economically feasible

mineral deposit	a body of mineralisation that represents a concentration of valuable metals. The limits can be defined by geological contracts or assay cut-off grade criteria

mineral reserve	under the FSU Classification, the equivalent of the western mineral resource and ore reserve. Mineral reserves are subdivided into A, B, C1 and C2 categories depending on the level of definition and technological study

mineral resource	a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such a form that there are reasonable prospects for the eventual economic extraction. The location, quantity, grade geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided into inferred mineral resources, indicated mineral resources and measured mineral resources

open pit	a mine that is entirely on the Earth’s surface; also referred to as open-cut or open-cast mine

Open-pit mining	extraction of minerals from the Earth’s surface by their removal from an open pit

ore	natural mineral matter containing metals or metal compounds in quantities and in a form suitable for commercial extraction

ore body	a distinct naturally occurring agglomeration of ore defined structurally and geologically by a particular element or combination thereof

ore reserve	according to the JORC Code, the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could be reasonably justified. Ore reserves are sub-divided in order of increasing confidence into probable ore reserves and proven ore reserves

probable ore reserve	according to the JORC Code, the economically mineable part of an indicated and/or measured mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and government factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

proved ore reserve	according to the JORC Code, the economically mineable part of a measured mineral resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and government factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

reserves	the part of a mineral deposit, extraction of which from the Earth’s crust is economically and legally feasible at the time the reserves are identified

tailings	material that remains after all metals/minerals considered economic have been removed from the ore

tonne	1,000 kilogrammes

troy ounce or oz	a unit measure used in the precious metals industry. A troy ounce is equal to 31.10 grammes. The amounts of gold produced and/or sold by the KazakhGold Group is reported in troy ounces. There are 12 troy ounces to a troy pound

underground mining	extraction of minerals from the Earth’s crust using a system of underground mine workings

vein	a tabular deposit of mineralised rock

PART XXIV

ACCEPTANCE PROCEDURES FOR THE PRIVATE EXCHANGE OFFER

FAILURE OF AN ELIGIBLE POLYUS SECURITYHOLDER TO COMPLY WITH THE APPLICABLE PROCEDURES DESCRIBED BELOW MAY RESULT IN AN INVALID ACCEPTANCE OF THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THE RELEVANT POLYUS SECURITIES.

Acceptance and Delivery

Eligible Polyus Securityholders wishing to accept the Private Exchange Offer must follow the applicable procedures outlined in this Part XXIII and in the relevant Form of Acceptance, if applicable. The specific procedures for accepting the Private Exchange Offer vary depending on whether the Eligible Polyus Securityholder is accepting the Private Exchange Offer with respect to Polyus Shares (in case of Polyus Shares, whether such Polyus Shares are held on an account in the Register or on a depo account opened with a Russian depositary) or Polyus ADSs (and, in the case of Polyus ADSs, whether such Polyus ADSs are held through DTC, Euroclear or Clearstream or outside DTC, Euroclear or Clearstream). Eligible Polyus ADS Holders who hold Polyus ADSs through DTC do not need to complete an ADS Form of Acceptance, but should follow the applicable procedures outlined below in “Acceptance by Eligible Polyus ADS Holders with respect to Polyus ADSs held through DTC”

Acceptance by Eligible Polyus Shareholders

Eligible Polyus Shareholders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus Shares must follow the procedures, including arranging for the transfer of the relevant Polyus Shares to KazakhGold, set forth in this section of Part XXIII and in the Share Form of Acceptance to be sent to Eligible Polyus Securityholders.

A Share Form of Acceptance must be duly completed and executed by or on behalf of the relevant Eligible Polyus Shareholder accepting the Private Exchange Offer. For these purposes an Eligible Polyus Shareholder means a holder of Polyus Shares that is considered to be the “owner” of (vladelets), or a “trustee” (doveritel’niy upravlyajuschij) with respect to the relevant Polyus Shares under Russian Law held either on a personal account in the Register or on a depo account with a Russian depositary, provided that the relevant trustee is acting as trustee pursuant to the laws of the Russian Federation and has the authority to dispose of and exchange the relevant Polyus Shares for KazakhGold Level I GRSs in the manner contemplated in this Part XXIII pursuant to the relevant trust agreement.

A duly completed and executed original hard copy of the Share Form of Acceptance must be delivered to NRC prior to 5:00 p.m. Moscow time, on 10 August 2010, together with all documents required to be attached thereto, at the following address:

Closed Joint-Stock Company National Registry Company (Head Office)

6, ul. Veresaeva
Moscow 121357
Russian Federation

The Share Form of Acceptance and documents required to be attached thereto must be delivered during the normal business hours of NRC on a Russian Business Day.

In order for an acceptance of the Private Exchange Offer with respect to Polyus Shares to be treated as valid, the Eligible Polyus Shareholder must transfer (or procure the transfer of) the relevant number of Polyus Shares with respect to which it wishes to accept the Private Exchange Offer to the securities account of KazakhGold in the Register prior to 5:00 p.m. Moscow time, on 10 August 2010.

If Polyus Shares with respect to which an Eligible Polyus Shareholder making an acceptance of the Private Exchange Offer are held in a depo account with a Russian depositary, the Share Form of Acceptance must be accompanied by (i) a statement of the depo account (if its depositary has an account of nominee holder in the Register), or all statements of each depo account provided by all nominee holders in the chain of nominal holding or a consolidated statement of all depo accounts within the chain of nominal holding showing all levels of nominal holding of the Polyus Shares, and (ii) a copy of the instruction, certified by the depositary and accepted by the depositary for processing, to transfer the Polyus Shares to which the Share Form of Acceptance relates, to KazakhGold’s personal account in the Register.

For a Share Form of Acceptance to be deemed complete, the Share Form of Acceptance must contain correct and valid instructions for delivery of the Level I GDRs, to which the Eligible Polyus Shareholder participating in the Private Exchange Offer will be entitled, which should be either (i) a DTC participant number and account details (including contact details at the bank/brokerage firm); (ii) a Euroclear participant number and account details (including contact details at the bank/brokerage firm); or (iii) a Clearstream participant number and account details (including contact details at the bank/brokerage firm); or (iv) a registration name and address.

Any purported acceptance of the Private Exchange Offer other than in accordance with the procedures set forth in the Private Exchange Offer document or the Share Form of Acceptance and any Share Form of Acceptance that is incomplete or incorrect, or to which the required documents are not attached may, at KazakhGold’s sole discretion, be treated as invalid and may, in KazakhGold’s sole discretion, be returned to the relevant Eligible Polyus Shareholder. Polyus Securityholders that are established and registered in the Russian Federation and are “qualified investors” under Russian law, but which are not explicitly listed in Article 51.2(2) of the Russian Securities Market Law may accept KazakhGold GDSs only through a Russian broker authorised to accept Level I GDRs on their behalf. Details of any such broker will need to be provided in their Share Form of Acceptance.

In order to be treated as valid, the Share Form of Acceptance must be delivered to NRC at the above address prior to 5:00 p.m. Moscow time on 10 August 2010, and the Polyus Shares to which a Share Form of Acceptance relates must be transferred to the securities account of KazakhGold in the Register prior to 5:00 p.m. Moscow time on 10 August 2010. Please note that Eligible Polyus Shareholders will be required to submit their Share Forms of Acceptance during normal business hours of NRC. Re-registration of title with respect to Polyus Shares may take several days and accordingly, the instructions to the registrar or the depositary to transfer the Polyus Shares to KazakhGold should be made sufficiently in advance of the Expiration Time.

Representations and Warranties. By completing and executing the Share Form of Acceptance, each Eligible Polyus Shareholder will be deemed to represent, warrant and agree with KazakhGold as follows:

•	It has read the Private Exchange Offer document and agrees to all of the terms of the Private Exchange Offer and agrees that the acceptance of the Private Exchange Offer with respect to the Polyus Shares pursuant to the procedures described herein will constitute a binding agreement between it and KazakhGold upon the terms and subject to the conditions of the Private Exchange Offer and the Share Form of Acceptance;

•	It has full power and authority to accept the Private Exchange Offer and to sell, assign and transfer the Polyus Shares to KazakhGold, with respect to which the Private Exchange Offer is accepted and that KazakhGold will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than the dividend declared at the annual general meeting of Polyus Gold held on 21 May 2010 or any dividend, the record date for payment of which will be set prior to the Expiration Time, as set out in “–Dividends” below, and the same will not be subject to any adverse claim;

•	In accepting the Private Exchange Offer, it has read and relied solely on information contained in the Prospectus, the Share Form of Acceptance and the Private Exchange Offer document;

•	It is the legal owner of the Polyus Shares and the Polyus Shares to which the Share Form of Acceptance relates are fully paid, free from any restrictions on transfer, encumbrances, rights and claims of third parties (including pledge), attachments, court, administrative, arbitration or out-of-court dispute;

•	It has full power and authority to accept and receive Level I GDRs and, if it is registered or located in the Russian Federation, it satisfies the definition of a “qualified investor” under Russian Securities Market Law at the time it accepts the Private Exchange Offer and at the time it receives the Level I GDRs;

•	All authority conferred or agreed to be conferred shall not be affected by, and shall survive, the death or incapacity of the Eligible Polyus Shareholder, and any obligation of the Eligible Polyus Shareholder hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the Eligible Polyus Shareholder;

•	It understands that all questions as to the form of all documents and the validity (including time of receipt), of Polyus Shares accepted under the Private Exchange Offer will be determined by KazakhGold, in its sole discretion, which determination shall be final and binding;

•	It recognises that under certain circumstances set forth in the Private Exchange Offer document, KazakhGold may terminate or amend the Private Exchange Offer or may postpone the acceptance or exchange of the Polyus Shares tendered or may not be required to purchase any of the Polyus Shares to which the Share Form of Acceptance relates;

•	It has observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, including approvals of any regulatory body, if applicable, and any third parties, complied with all requisite formalities in connection with any acceptance, in any relevant jurisdiction and that it has not taken or omitted to take any action in breach of the terms and conditions of the Private Exchange Offer or which will or may result in KazakhGold or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Private Exchange Offer;

•	If it is a corporation or a legal entity, it is duly incorporated and existing pursuant to the legislation of the country of its incorporation, and acceptance of the Private Exchange Offer and execution of the Share Form of Acceptance does not and will not violate any provisions of its foundation documents, conflict with any agreements to which it is a party, violate any law (regulatory act) or non-normative act, resolution, order, decision or other act of any state authority, decision, order, writ or other act of a court of any jurisdiction, court of arbitration or arbitration panel applicable to it.

Acceptance by Eligible Polyus ADS Holders

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must follow the procedures set forth in this section of Part XXIII and must: (A) for Polyus ADSs held through DTC, Euroclear or Clearstream, cause the Polyus ADSs to be delivered to the DTC account of the Exchange Agent, and an Agent’s Message to be transmitted, in each case to be received by the Exchange Agent prior to the Expiration Time, or (B) for Polyus ADSs held outside DTC, Euroclear or Clearstream, properly complete, sign and deliver the ADS Form of Acceptance, together with the American Depositary Receipts, if any, evidencing those Polyus ADSs and any other documents required by the ADS Form of Acceptance, to the Exchange Agent at either of the following addresses prior to the Expiration Time:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to Polyus ADSs that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that firm to instruct them to accept the Private Exchange Offer on their behalf (and any such firm may establish an earlier deadline than the Expiration Time for Eligible

Polyus Shareholders to act in order to instruct it to accept the Private Exchange Offer on their behalf). Eligible Polyus ADS Holders holding Polyus ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee may be charged a fee by the brokerage firm or similar nominee for processing the acceptance(s) on their behalf.

For an ADS Form of Acceptance to be deemed complete, the ADS Form of Acceptance must contain correct and valid instructions for delivery of the Level I GDRs, to which the Eligible Polyus ADS Holder participating in the Private Exchange Offer will become entitled, which should be either (i) a DTC participant number and account details (including contact details at the bank/brokerage firm); or (ii) a Euroclear participant number and account details (including contact details at the bank/brokerage firm); or (iii) a Clearstream participant number and account details (including contact details at the bank/brokerage firm); or (iv) a registration name and address.

Polyus Securityholders that are registered or reside in the Russian Federation and that are “qualified investors” under the Russian Securities Market Law, but are not explicitly listed in Article 51.2(2) of the Russian Securities Market Law, will be required to retain a Russian broker to acquire Level I GDRs on their behalf. Details of any such Russian broker must be provided in the ADS Form of Acceptance.

Representations and Warranties. By accepting the Private Exchange Offer with respect to all or any portion of their Polyus ADSs, each Eligible Polyus ADS Holder will be deemed to represent, warrant and agree with KazakhGold as follows:

•	It irrevocably constitutes and appoints the Exchange Agent as its true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as the agent of KazakhGold) with respect to such Polyus ADSs, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) transfer ownership of, such Polyus ADSs on the account books maintained by DTC or BNY Mellon in its capacity as the Polyus ADS Depositary or to surrender such Polyus ADSs to the Polyus ADS Depositary for the purpose of withdrawal of the Polyus Shares they represent and (ii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Polyus ADSs, all in accordance with the terms and conditions of the Private Exchange Offer;

•	It has read the Private Exchange Offer document and agrees to all of the terms of the Private Exchange Offer and agrees that the acceptance of the Private Exchange Offer with respect to the Polyus ADSs pursuant to the procedures described in the Private Exchange Offer document will constitute a binding agreement between it and KazakhGold upon the terms and subject to the conditions of the Private Exchange Offer and the ADS Form of Acceptance. For the purposes of the Private Exchange Offer, it understands that Polyus ADSs will be deemed to have been accepted by KazakhGold if, as and when, KazakhGold gives oral or written notice thereof to the Exchange Agent;

•	It has full power and authority to accept the Private Exchange Offer and to sell, assign and transfer the Polyus ADSs with respect to which the Private Exchange Offer is accepted and that KazakhGold will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than the dividend declared at the annual general meeting of Polyus Gold held on 21 May 2010 or any dividend, the record date for payment of which will be set prior to the Expiration time, as set out in “– Dividends” below, and the same will not be subject to any adverse claim;

•	In accepting the Private Exchange Offer, it has read and relied solely on information contained in the Prospectus, the ADS Form of Acceptance and the Private Exchange Offer document;

•	It has full power and authority to accept and receive Level I GDRs and, if it is registered or located in the Russian Federation, it satisfies the definition of a “qualified investor” under Russian Securities Market Law at the time it accepts the Private Exchange Offer and at the time it receives the Level I GDRs;

•	All authority conferred or agreed to be conferred shall not be affected by, and shall survive, the death or incapacity of the Eligible Polyus ADS Holder, and any obligation of the Eligible Polyus ADS Holder hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the Eligible Polyus ADS Holder;

•	It understands that all questions as to the form of all documents and the validity (including time of receipt), of Polyus ADSs accepted under the Private Exchange Offer will be determined by KazakhGold, in its sole discretion, which determination shall be final and binding;

•	It recognises that under certain circumstances set forth in the Private Exchange Offer document, KazakhGold may terminate or amend this Private Exchange Offer or may postpone the acceptance or exchange of the Polyus ADSs tendered or may not be required to purchase any of the Polyus ADSs to which the ADS Form of Acceptance relates;

•	It has observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, including approvals of any regulatory body, if applicable, and any third parties, complied with all requisite formalities in connection with any acceptance, in any relevant jurisdiction and that it has not taken or omitted to take any action in breach of the terms of the Private Exchange Offer or which will or may result in KazakhGold or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Private Exchange Offer; and

•	If it is a corporation or a legal entity, it is duly incorporated and existing pursuant to the legislation of the jurisdiction of its incorporation, and acceptance of the Private Exchange Offer and execution of the ADS Form of Acceptance does not and will not violate any provisions of its foundation documents, conflict with any agreements to which it is a party, violate any law (regulatory act) or non-normative act, resolution, order, decision or other act of any state authority, decision, order, writ or other act of a court of any jurisdiction, court of arbitration or arbitration panel applicable to it.

If an ADS Holder is unable to give the foregoing representations, warranties, undertakings and request, the ADS Holder should contact the Exchange Agent.

By accepting the Private Exchange Offer with respect to all or any portion of their Polyus ADSs (i) in the case of Polyus ADSs held through DTC, Euroclear or Clearstream, through the transmission of an Agent’s Message in accordance with the requirements of DTC’s ATOP procedure, each Eligible Polyus ADS Holder hereby requests that any Polyus ADSs not accepted under the Private Exchange Offer or upon termination of the Private Exchange Offer be returned to the DTC account of the applicable DTC participant or (ii) in the case of Polyus ADSs held outside DTC, Euroclear or Clearstream, through the submission of an ADS Form of Acceptance to the Exchange Agent, such Eligible Polyus ADS Holder if it holds the Polyus ADSs in uncertificated form on the register of the Polyus Depositary hereby requests that any Polyus ADSs not accepted under the Private Exchange Offer or upon termination of the Private Exchange Offer be unblocked on the register of the Polyus ADS Depositary or, if it holds the Polyus ADSs in certificated form, that the Polyus ADS certificates be returned to him.

Please note that each of DTC, Euroclear and Clearstream may establish its own cut-off date and time for the receipt of instructions to tender Polyus ADSs, which may be earlier than the Expiration Time.

Acceptance by Eligible Polyus ADS Holders with respect to Polyus ADSs held through DTC, Euroclear or Clearstream

Eligible Polyus ADS Holders holding Polyus ADSs through DTC, Euroclear or Clearstream who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must transmit their acceptance through DTC’s ATOP and follow the procedure for book-entry transfer set out below. A beneficial owner who has Polyus ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such beneficial owner wishes to accept the Private Exchange Offer with respect to those Polyus ADSs held through DTC, Euroclear or Clearstream.

DTC has confirmed that the Private Exchange Offer is eligible for ATOP. Accordingly, a DTC participant whose name appears on a security position listing as the owner of Polyus ADSs must electronically transmit their acceptance of the Private Exchange Offer by causing DTC to transfer the Polyus ADSs to the Exchange Agent in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message to the Exchange Agent.

The term “Agent’s Message” means a message transmitted by DTC, received by the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the relevant DTC participant that such participant has received and agrees to be bound by the terms and conditions of the Private Exchange Offer as set out in the Private Exchange Offer document and that KazakhGold may enforce such agreement against such participant. Polyus ADS Holders wishing to accept the Private Exchange Offer with respect to their Polyus ADSs held through DTC should note that such Polyus ADS Holders must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC and in any event on, or prior to, the Expiration Time. An Agent’s Message must be transmitted to and received by the Exchange Agent at, or prior to, the Expiration Time.

Acceptance by Eligible Polyus ADS Holders with respect to Polyus ADSs held outside DTC, Euroclear or Clearstream

Eligible Polyus ADS Holders holding Polyus ADSs outside DTC, Euroclear or Clearstream who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must properly complete, sign and deliver the ADS Form of Acceptance, together with the ADS certificates for the Polyus ADSs, if held in certificated form, and any other documents required by the ADS Form of Acceptance, to be received by the Exchange Agent prior to the Expiration Time. Any documentation required to be delivered to the Exchange Agent must be delivered to it within its normal business hours and must be received prior to the Expiration Time.

General

Eligible Polyus Securityholders who wish to accept the Private Exchange Offer with respect to both Polyus Shares and Polyus ADSs should follow the individual procedures outlined above for each type of security.

If the Private Exchange Offer is accepted with respect to any Polyus Shares or Polyus ADSs that are owned of record by two or more joint owners, all such owners must sign the applicable Share Form of Acceptance or ADS Form of Acceptance. If the Private Exchange Offer is accepted with respect to any Polyus Shares or Polyus ADSs not held through DTC, Euroclear or Clearstream, and such Polyus Shares or Polyus ADSs are registered in different names, it is necessary to complete, sign and deliver a separate Share Form of Acceptance or ADS Form of Acceptance for each different registration.

Section 13(e) of the Exchange Act and Rule 14e-4 promulgated thereunder make it unlawful for any person acting alone or in concert with others, directly or indirectly, to accept securities for such person’s own account unless at the time of the acceptance and at the Expiration Time such person has a “net long position” in a number of securities that is equal to or greater than the amount accepted and will deliver or cause to be delivered such securities to us within the period specified in the Private Exchange Offer. Rule 14e-4 also provides a similar restriction applicable to the acceptance or guarantee of an acceptance on behalf of another person. An acceptance with respect to securities made pursuant to any method of delivery set forth in the Private Exchange Offer will constitute the relevant Eligible Polyus Securityholder’s acceptance of the terms and conditions of the Private Exchange Offer, as well as the relevant Eligible Polyus Securityholder’s representation and warranty to KazakhGold that (i) such Eligible Polyus Securityholder has a “net long position” in a number of securities at least equal to the securities being accepted within the meaning of Rule 14e-4, and (ii) such acceptance of securities complies with Rule 14e-4. KazakhGold’s acceptance of Polyus ADSs or Polyus Shares with respect to which the Private Exchange Offer has been accepted will constitute a binding agreement between the relevant Eligible Polyus Securityholder and KazakhGold upon the terms and subject to the conditions of the Private Exchange Offer, including the participating Eligible Polyus Securityholder’s representation that the Eligible Polyus Securityholder has a net long position in the Polyus Shares or Polyus ADSs, as the case may be, accepted within the meaning of Rule 14e-4 and that the request to accept such Polyus Shares or Polyus ADSs, as the case may be, complies with Rule 14e-4.

Notice to Russian Eligible Polyus Securityholders

Eligible Polyus Securityholders that are registered or located in the Russian Federation will be required to confirm that they satisfy the legal definition of “qualified investor” under the Russian Securities Market Law and provide the confirmatory documentation together with their Forms of Acceptance. Under Article 51.2 of the Russian Securities Market Law, a “qualified investor” includes entities specifically listed in Article 51.2(2) and entities involved in certain types of activities listed in the referenced article, as well as certain individuals and legal entities meeting financial and net worth tests that have been recognised as “qualified investors” in accordance with the procedures set forth by the FSFM.

Article 51.2(2) of the Russian Securities Market Law lists the following institutions, among others, as qualified investors: (i) brokers, dealers and managers; (ii) credit institutions; (iii) joint-stock investment funds; (iv) management companies of investment funds and non-government pension funds; (v) insurance organisations; (vi) non-governmental pension funds; (vii) certain Russian state corporations; and (viii) international organisations, including the World Bank, the International Monetary Fund, the European Central Bank, the European Investment Bank and the European Bank for Reconstruction and Development.

Article 51.2(5) of the Russian Securities Market Law and related implementing regulations provide that a legal entity may be recognised as a qualified investor by a Russian licensed broker or an asset manager if such entity satisfies any two of the following criteria:

•	such entity has a working capital of at least RUB 100 million (approximately USD 3.4 million);

•	every quarter during the previous four quarters, such entity has engaged in at least five transactions with securities or other financial instruments, the aggregate price of which was at least RUB 3.0 million (approximately USD 100,000);

•	over the previous accounting year, such entity had a turnover of at least RUB 1,000 million (approximately USD 33.3 million); and

•	over the previous accounting year, such entity’s asset value was at least RUB 2,000 million (approximately USD 66.6 million).

In addition, Article 51.2(4) of the Russian Securities Market Law and related implementing regulations provide that an individual may also be recognised as a qualified investor by a Russian licensed broker or an asset manager if such individual satisfies the relevant criteria.

Eligible Polyus Securityholders that are established and registered or located in the Russian Federation must consult with their legal advisors to determine whether they satisfy the definition of “qualified investor” under the Russian Securities Market Law. If such Eligible Polyus Securityholders are not able to confirm that they meet the definition of a “qualified investor”, they will not be able to participate in the Private Exchange Offer and are required to disregard the Private Exchange Offer document and all attachments thereto.

Polyus Securityholders that are established and registered or located in the Russian Federation and are qualified investors under Russian law, but which are not listed in Article 51.2(2) of the Russian Securities Market Law may only accept Level I GDRs through a Russian broker authorised to accept Level I GDRs on their behalf. Subject to provisions of the Russian Securities Market Law, any subsequent transactions in Level I GDRs received pursuant to the terms of the Private Exchange Offer by Eligible Polyus Shareholders that are established and registered or located in the Russian Federation and are qualified investors not listed in Article 51.2(2) of the Russian Securities Market Law may be effected only through a Russian licensed broker authorised to enter into such transactions on their behalf.

Method of Delivery

THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING, WITH RESPECT TO POLYUS SHARES AND POLYUS ADSs NOT HELD THROUGH DTC, ANY ADSs ACCEPTED, ANY APPLICABLE FORM OF ACCEPTANCE, AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND SOLE RISK OF THE ELIGIBLE POLYUS SECURITYHOLDER. ANY DOCUMENTS TO BE PROVIDED PURSUANT HERETO, WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT OR NRC, AS APPROPRIATE.

Determinations of Validity

All questions as to the validity, form, eligibility (including time of receipt) and valid acceptance of Polyus Securities will be determined by KazakhGold (or the Exchange Agent on KazakhGold’s behalf), in its sole discretion, which determination shall be final and binding. KazakhGold reserves the absolute right to reject any or all acceptances determined not to be in appropriate form, invalid or incomplete or to refuse to accept any Polyus Shares and Polyus ADSs if, in the opinion of KazakhGold’s counsel, accepting such Polyus Shares or Polyus ADSs would be unlawful. KazakhGold also reserves the absolute right to waive any of the conditions of the Private Exchange Offer or any defect in any acceptance, whether generally or with respect to any particular Polyus Share(s), Polyus ADS(s) or Eligible Polyus Securityholder(s). KazakhGold’s interpretations of the terms and conditions of the Private Exchange Offer (including the Forms of Acceptance and the instructions thereto) and the Private Exchange Offer document shall be final and binding.

NONE OF KAZAKHGOLD, POLYUS GOLD, THEIR RESPECTIVE BOARDS OF DIRECTORS, THE EXCHANGE AGENT OR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY ACCEPTANCE, AND NONE OF THEM ACCEPTS OR WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

Dividends

On 21 May 2010, Polyus Gold’s annual general shareholders’ meeting declared payment of dividends to Polyus Shareholders in the amount of RUR 15.83 per Polyus Share (which sum includes the interim dividend payment for the first six months of 2009 in the amount of RUR 6.55 per Polyus Share). Pursuant to Polyus Gold’s charter and the AGM resolution, such dividends are payable within 60 days as of the date of the AGM. Please note that under Russian law the right to receive the dividends declared at the AGM vests in Polyus Shareholders (including BNYM as depositary for Polyus Gold ADR programme) included in the list of persons entitled to participate in the AGM, which was compiled as of 13 April 2010 (the record date for the AGM), even if such Polyus Shareholders subsequently sell or otherwise dispose of their Polyus Shares, including as a result of the Private Exchange Offer.

Polyus ADS Holders should further note that the Polyus ADS Depositary has set 13 April 2010 as the record date for the determination of the Polyus ADS Holders entitled to receive such dividends. Participation of Polyus ADS Holders in the Private Exchange Offer and transfer by them of their Polyus ADSs to KazakhGold will not prevent Polyus ADS Holders from receiving such dividends.

KazakhGold will not and does not intend to become entitled to receive dividends declared at the AGM following the transfer of the Polyus Securities to it.

NOT FOR DISTRIBUTION INTO CANADA, AUSTRALIA AND JAPAN OR, SUBJECT TO CERTAIN EXCEPTIONS, THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you have sold or otherwise transferred all your Polyus Shares or Polyus ADSs, or any beneficial interest therein, please send this Document and the accompanying documentation as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, such documents should not be distributed, forwarded or transmitted in or into Canada, Australia or Japan or, subject to certain exceptions, the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof. The Private Exchange Offer is being made to all existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain eligible Polyus Securityholders inside the Russian Federation that are “qualified investors” under Russian Law. The information contained herein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this Document does not constitute placement and/or public circulation of securities or other financial instruments in Russia. The global depositary receipts of KazakhGold Group Limited have not been and will not be registered in the Russian Federation and are not intended for and will not be admitted to “placement” or “public circulation” in Russia. This Document has not been and will not be registered and/or filed or approved by a competent authority in the Russian Federation and is not intended to be made publicly available in Russia; the Private Exchange Offer does not, and is not intended, to constitute a public offer in Russia. ANY PERSON RESIDENT IN THE RUSSIAN FEDERATION OR WHO HAS OBTAINED A COPY OF THIS DOCUMENT AT AN ADDRESS WITHIN THE RUSSIAN FEDERATION AND WHO IS NOT A “QUALIFIED INVESTOR” (AS DEFINED IN ARTICLE 51.2 OF THE RUSSIAN SECURITIES MARKET LAW) IS REQUIRED TO DISREGARD IT.

Each Eligible Polyus Securityholder should consult its own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding its acceptance of the Private Exchange Offer. Certain tax consequences of participating in the Private Exchange Offer are described in the Prospectus dated 2 July 2010 of KazakhGold.

PRIVATE EXCHANGE OFFER

by

KAZAKHGOLD GROUP LIMITED

(incorporated and registered in Jersey under company number 91264)

to acquire 15% of the issued and outstanding share capital (whether in the form of Polyus Shares or in the form of Polyus ADSs) of

OJSC POLYUS GOLD

(incorporated and registered in the Russian Federation under Main State Registration Number
(OGRN) 1068400002990)

on the following basis:

for each Polyus Share	:	9.260 Level I GDRs
for each Polyus ADS	:	4.885 Level I GDRs
(every two Polyus ADSs represent one Polyus Share)

The Private Exchange Offer will open for acceptances at 4:00 p.m., New York City time, on 2 July 2010, and will expire at 5:00 p.m., New York City time, on 10 August 2010 unless KazakhGold, in its sole discretion, extends the period in which the Private Exchange Offer remains open for acceptances. The results of acceptance of the Private Exchange Offer are expected to be announced by way of a Regulatory Information Service announcement on or around 11 August 2010.

Eligible Polyus Securityholders are urged to obtain current market quotations for the KazakhGold GDRs and the Polyus Securities.

KazakhGold has retained BNY Mellon Shareowner Services to act as Information Agent and BNY Mellon as Exchange Agent for the Private Exchange Offer. KazakhGold has also entered into a services agreement with NRC to facilitate acceptances and settlement of Polyus Shares under the Private Exchange Offer. Eligible Polyus Shareholders wishing to participate in the Private Exchange Offer with respect to their Polyus Shares will be required to submit their Share Forms of Acceptance to NRC during normal business hours at the latest by 5:00 p.m., Moscow time, on 10 August 2010 and to transfer the relevant number of Polyus Shares to the securities account of KazakhGold in the Register. Eligible Polyus ADS Holders wishing to participate in the Private Exchange Offer with respect to Polyus ADSs held through DTC, Euroclear and Clearstream will be required to submit their acceptances through DTC ATOP. Please note that each of DTC, Euroclear and Clearstream may establish its own cut-off date and time for the submission of instructions by holders holding Polyus ADS Holders in its system and wishing to participate in the Private Exchange Offer, which may be earlier than the Expiration Time. Eligible Polyus ADS Holders wishing to participate in the Private Exchange Offer with respect to Polyus ADSs held outside DTC will be required to deliver their ADS Forms of Acceptance to the Exchange Agent.

The Private Exchange Offer is subject to the terms and conditions set out in Section 2, “Conditions of the Private Exchange Offer”.

Upon the terms and subject to the conditions of the Private Exchange Offer (including, if the Private Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Forms of Acceptance, KazakhGold is offering to acquire 15% of the issued Polyus Securities from Eligible Polyus Securityholders.

The Level I GDRs (with CUSIP number: 48667H600 and ISIN number: US48667H6009) being offered in the Private Exchange Offer will each represent one ordinary share of KazakhGold and are expected to be admitted to the Standard Listing segment of the Official List and to trading on the London Stock Exchange on or about 18 August 2010. The Rule 144A and Regulation S GDRs trade on the London Stock Exchange under the symbol “KZG”, with one KazakhGold GDR representing one KazakhGold Share.

At the close of business on 1 July 2010, there were 190,627,747 Polyus Shares (including Polyus Shares represented by Polyus ADSs) issued and outstanding with state registration number 1-01-55192-E, of which 66,719,711 were represented by Polyus ADSs (with CUSIP: 678129107, ISIN: US6781291074 and CFI: EMXUFR). Two Polyus ADSs represent one Polyus Share.

In the United Kingdom, the Polyus ADSs trade on the London Stock Exchange under the symbol “PLZL”. In the United States, the Polyus ADSs trade, and are quoted on, the over-the-counter under the symbol “OPYGY”.

The RUB/USD exchange rate has been sourced from the Central Bank of the Russian Federation.

A Prospectus relating to KazakhGold has been prepared in accordance with the Prospectus Rules of the UKLA and has been approved as such by the FSA in accordance with Section 85 of the FSMA. A copy of the Prospectus has been filed with the FSA and has been made available to the public in accordance with paragraph 3.2.1 of the Prospectus Rules of the UKLA.

A copy of this Document has been delivered to the Registrar of Companies in Jersey in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, as amended, and the Registrar of Companies in Jersey has given, and has not withdrawn, his consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Articles 2 and 4(1) of the Control of Borrowing (Jersey) Order 1958, as amended, to the issue of securities in KazakhGold. It must be distinctly understood that, in giving these consents, neither the Registrar of Companies in Jersey nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of KazakhGold or for the correctness of any statement made, or opinions expressed, with regard to it. The Jersey Financial Services Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against liability from the discharge of its functions under that law.

Questions and requests for assistance in connection with accepting the Private Exchange Offer (and the relevant acceptance procedures in connection thereto) may be directed to the Information Agent at the address and telephone number set forth on the back page of this Document. Copies of this Document and the Prospectus may be downloaded from KazakhGold’s website at: http://www.kazakhgold.com, and will be made available at KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom during working hours on any business day (Saturday, Sundays and public holidays excepted) before the Expiration Time.

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DEFINITIONS

Admission	admission to the Official List together with admission to the Regulated Market

ADS Form of Acceptance	the form of acceptance to be completed by Polyus ADS Holders holding Polyus ADSs outside DTC who wish to accept the Private Exchange Offer

ATOP	Automated Tender Offer Program

BNY Mellon	The Bank of New York Mellon

Board	the Board of Directors of KazakhGold

Business Day	any day that is a U.S. Business Day, a London Business Day and a Russian Business Day

Clearstream	Clearstream Banking, Société Anonyme

Closing Price	the middle market quotation as derived from the London Stock Exchange Daily Official List

Combined Group	the combined group resulting from the Proposed Combination

Depositary	BNY Mellon, in its capacity as depositary for the KazakhGold GDRs

Document	this Private Exchange Offer memorandum

DTC	The Depository Trust Company

Eligible Polyus ADS Holders	Polyus ADS Holders that are incorporated and registered, if applicable, and located outside of the Russian Federation and other jurisdictions in which the making and accepting of the Private Exchange Offer is not permitted by applicable legislation, and legal entities incorporated, registered or located in the Russian Federation, that are “qualified investors” under the Russian Securities Market Law

Eligible Polyus Securityholders	Eligible Polyus Shareholders and Eligible Polyus ADS Holders

Eligible Polyus Shareholders	Polyus Shareholders that are incorporated and registered, if applicable, and located outside the Russian Federation and other jurisdictions in which the making and accepting the Private Exchange Offer is not permitted by applicable legislation, and certain legal entities incorporated, registered or located in the Russian Federation to whom this Private Exchange Offer Document is addressed by KazakhGold, provided they are “qualified investors” under the Russian Securities Market Law

Euroclear	Euroclear Bank N.V./S.A., as operator of the Euroclear system

Exchange Agent	BNY Mellon, acting through BNY Mellon Shareowner Services, the exchange agent for the Private Exchange Offer

Exchange Ratios	for each Polyus Share: 9.260 Level I GDRs for each Polyus ADS: 4.885 Level I GDRs (every two Polyus ADSs represent one Polyus Share)

Expiration Time	5:00 p.m., New York City time, or 10.00 p.m, London time, on 10 August 2010 (or 1.00 a.m. Moscow time, on 11 August 2010), unless extended, the deadline for acceptance of the Private Exchange Offer

Extraordinary General Meeting	the extraordinary general meeting of KazakhGold to be held at 10.00 a.m. on 27 July 2010

FAS	the Federal Antimonopoly Service of the Russian Federation

Forms of Acceptance	the ADS Form of Acceptance and the Share Form of Acceptance

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FSA	the Financial Services Authority of the UK in its capacity as a competent authority under Part VI of FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of FSMA

FSFM	the Federal Service for Financial Markets of the Russian Federation

FSMA	the Financial Services and Markets Act 2000

GDR Deposit Agreement	the Deposit Agreement entered into between KazakhGold and the Depositary on 30 November 2005, as amended and restated on 26 July 2006

Information Agent	BNY Mellon Shareowner Services, as information agent for the Private Exchange Offer

Jenington	Jenington International Inc., an indirect wholly-owned subsidiary of Polyus Gold

Jenington Distribution	conditional upon completion of the Transactions and the Placing, the distribution to Jenington Distribution Recipients of Jenington Distribution GDRs, evidencing KazakhGold Shares to be deposited into the Level I GDR Programme by Jenington following the exercise of its share conversion rights under the Jenington Shareholder Loan

Jenington Distribution GDRs	KazakhGold GDRs to be distributed to Jenington Distribution Recipients under the Jenington Distribution

Jenington Distribution Recipients	Polyus Securityholders who validly accept the Private Exchange Offer and the Principal Shareholders, who will be entitled to receive the Jenington Distribution

Jenington Option Agreement	the conditional option agreement between Jenington and KazakhGold pursuant to which KazakhGold has the option to acquire Jenington’s entire holding of 10,776,161 Polyus Shares, representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares, using the same exchange ratio as is used in the Private Exchange Offer

Jenington Shareholder Loan	the USD 50 million shareholder loan dated 14 August 2009 between Jenington and KazakhGold

JFSC	the Jersey Financial Services Commission

KazakhGold	KazakhGold Group Limited

KazakhGold GDRs	the global depositary receipts of KazakhGold, each representing one KazakhGold Share, including the Level I GDRs and the Regulation S GDRs

KazakhGold GDR Holders	the holders of KazakhGold GDRs

KazakhGold Shares	ordinary shares of KazakhGold, each with a nominal value of £0.0001

Level I GDRs	Level I Global Depositary Shares, each representing one KazakhGold Share

London Business Day	any day other than a Saturday, Sunday or a UK public holiday

London Stock Exchange	London Stock Exchange plc

MICEX	the Moscow Interbank Currency Exchange

Nafta	a privately-owned group of companies under the beneficial ownership of Mr. Suleiman Kerimov, including Nafta Moskva (Cyprus) Limited and Wandle Holdings Limited

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NRC	Closed Joint-Stock The Company National Registry Company, a company incorporated and registered in the Russian Federation

Official List	the Official List of the UKLA

Onexim	a privately-owned group of companies under the beneficial ownership of Mr. Mikhail Prokhorov, including Onexim Holdings Limited, which is the shareholder and beneficial owner of Coverico Holdings Co. Limited and Bristaco Holdings Co. Limited

Options	each of (i) the options granted by certain entities under the respective beneficial ownership of Nafta and Onexim to KazakhGold to purchase the Polyus Securities under the Principal Shareholders Option Agreement and (ii) the option granted by Jenington to KazakhGold under the Jenington Option Agreement

Partial Offer	the recommended partial offer by Jenington made on 9 July 2009 to acquire 50.1% of the issued and to be issued KazakhGold Shares (including KazakhGold Shares represented by GDRs) that was declared wholly unconditional on 14 August 2009

Placing	the USD 100 million equity capital raising of new KazakhGold Shares which was completed on 1 July 2010, with settlement expected on or about 6 July 2010

Polyus ADSs	Level I American depositary shares of Polyus Gold, with two Polyus ADSs representing one Polyus Share

Polyus ADS Depositary	BNY Mellon, as depositary for the Polyus ADSs

Polyus ADS Holders	the holders of Polyus ADSs

Polyus Gold	OJSC Polyus Gold

Polyus Securities	Polyus Shares and/or Polyus ADSs, as the case may be

Polyus Securityholders	the holders of Polyus Shares or Polyus ADSs, or both

Polyus Shareholders	the holders of Polyus Shares

Polyus Shares	the common shares of Polyus Gold, each with a nominal value of RUB 1.00

Primary Listing	a listing of equity shares on the premium segment of the UKLA’s Official List

Principal Shareholders Option Agreement	the conditional option agreement between KazakhGold and certain entities beneficially owned by each of Nafta and Onexim, under which such entities have granted KazakhGold the options

Principal Shareholders of Polyus Gold	Nafta and Onexim

Private Exchange Offer	the conditional private exchange offer by KazakhGold to acquire 15% of the issued and outstanding share capital of Polyus Gold from Eligible Polyus Securityholders, on the terms and conditions set out in this Document and the Forms of Acceptance

Proposed Combination	the proposed combination of KazakhGold with Polyus Gold

Prospectus	the prospectus dated 2 July 2010 issued by KazakhGold in connection with the Private Exchange Offer and admission of Level I GDRs and additional Regulation S/Rule 144A GDRs to the Official List and to trading on the regulated part of the International Order Book of the London Stock Exchange

Register	the register of Polyus Shareholders held by NRC

Regulated Market	the main market of the London Stock Exchange

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Regulation S GDRs	global depositary receipts issued outside the United States under the GDR Deposit Agreement

Regulatory Information Service	one of the regulatory information services authorised by the UKLA to receive, process and disseminate regulatory information in respect of listed companies

Resolutions	the resolutions to be proposed at the Extraordinary General Meeting, including a resolution to increase KazakhGold’s authorised share capital

RTS	the Russian Trading System Stock Exchange

RUB	the lawful currency of the Russian Federation

Rule 144A GDRs	global depositary receipts issued inside the United States under KazakhGold’s GDR Deposit Agreement

Russian Business Day	any day other than a Saturday, Sunday or a Russian public holiday

Russian Securities Market Law	the Russian Federal Law No. 39-FZ dated 22 April 1996 “On the Securities Market”, as amended

SEC	the United States Securities and Exchange Commission

Securities Act	the United States Securities Act of 1933, as amended

Share Form of Acceptance	the form of acceptance to be completed by Polyus Shareholders to accept the Private Exchange Offer

Standard Listing	a listing of securities on the standard segment of the UKLA’s Official List

Transactions	the Private Exchange Offer, and the exercise of the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreement

UKLA	United Kingdom Listing Authority, a division of the FSA, in its capacity as a competent authority under Part VI of FSMA

U.S. Business Day	is a day on which banks in New York City are open for business

USD	the lawful currency of the United States

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SUMMARY TIMETABLE OF EXPECTED EVENTS

The times, dates and events shown in this table are subject to change at the absolute discretion of KazakhGold.

DAY	EVENT
2 July 2010	Private Exchange Offer document made available to Eligible Polyus Securityholders and Private Exchange Offer open for acceptance.

27 July 2010	KazakhGold Extraordinary General Meeting to approve the increase of KazakhGold’s authorised share capital and other matters.

5.00 p.m., New York City time, on 10 August 2010	Deadline for acceptances of the Private Exchange Offer.

Please note that, in relation to Polyus ADSs, each of DTC, Euroclear and Clearstream may establish their own deadlines for giving instructions accepting the Private Exchange Offer.

Please note that Share Forms of Acceptance relating to Polyus Shares must be submitted to NRC and the transfer of Polyus Shares to the account of KazakhGold in the Register must occur by 5.00 p.m., Moscow time, on 10 August 2010.

On or about 10 August 2010	Subject to satisfactory acceptances under the Private Exchange Offer, KazakhGold intends to exercise the Options.

11 August 2010	Announcement of the acceptance results of the Private Exchange Offer published by way of a Regulatory Information Service announcement and on the following web-site: http://www.kazakhgold.com.

By 17 August 2010	Settlement of the Private Exchange Offer, the Principal Shareholders Option Agreement and the Jenington Option Agreement.

On or about 18 August 2010
Announcement of the Private Exchange Offer, the Principal Shareholders Option Agreement and Jenington Option Agreement having completed, and admission of new KazakhGold GDRs to the Standard Listing segment of the Official List and to trading on the London Stock Exchange.

End of September 2010	Jenington Distribution.

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NEITHER THE SEC NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE PRIVATE EXCHANGE OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THE PRIVATE EXCHANGE OFFER OR DETERMINED WHETHER THIS PRIVATE EXCHANGE OFFER MEMORANDUM IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIME.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

THE INFORMATION CONTAINED IN THIS DOCUMENT IS ADDRESSED EXCLUSIVELY TO ELIGIBILE POLYUS SECURITYHOLDERS, INCORPORATED AND REGISTERED, IF APPLICABLE, AND LOCATED OUTSIDE OF THE RUSSIAN FEDERATION, UNLESS SUCH HOLDERS ARE LEGAL ENTITIES THAT ARE “QUALIFIED INVESTORS” UNDER RUSSIAN SECURITIES MARKET LAW. NEITHER THIS DOCUMENT, THE PRIVATE EXCHANGE OFFER NOR ANY INFORMATION CONTAINED HEREIN CONSTITUTE A PUBLIC OFFER, AN ADVERTISEMENT OR AN OFFER OF SECURITIES TO AN UNLIMITED NUMBER OF PERSONS WITHIN OR OUTSIDE THE TERRITORY OF THE RUSSIAN FEDERATION, PURSUANT TO RUSSIAN LAW.

The Private Exchange Offer does not constitute an offer to exchange or the solicitation of an offer to exchange securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Private Exchange Offer to be made by a licensed broker or dealer, the Private Exchange Offer shall be deemed to be made on behalf of KazakhGold by one or more registered brokers or dealers licensed under the laws of such jurisdiction. Neither the delivery of this Document nor any exchange of securities shall, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

BELARUS

This Document does not constitute a prospectus within the meaning of Article 9 of the Law of the Republic of Belarus “On Securities and Stock Exchanges” No. 1512-XII of 12 March 2003 (as amended), and it has not been approved, registered or endorsed by the Belarusian securities authorities in such capacity. This Document is addressed and communicated in Belarus solely to the limited number of selected potential participants in the Private Exchange Offer. The Level I GDRs are not subject to the state registration in Belarus, and it is not required to seek certificate of foreign securities placement in Belarus from the securities authority pursuant to Resolution of the Ministry of Finance of the Republic of Belarus No. 112 of 12 September 2006 (as amended) since the Level I GDRs do not qualify as “shares” within the meaning of that regulation. However, acquisition of the Level I GDRs by residents of the Republic of Belarus is subject to receipt of the permit from the National Bank of the Republic of Belarus for acquisition of foreign securities which is to be sought by such potential participants of the Private Exchange Offer under the established procedures. In deciding whether or not to participate in the Private Exchange Offer, potential participants must rely on their own examination of KazakhGold and the terms of the Private Exchange Offer, including the merits and risks involved. Distribution of this Document solely to the limited number of persons does not and does not intend to constitute a public offering or an advertisement of the Level I GDRs in Belarus.

ESTONIA

This Document has not been, and will not be, submitted to or registered with the Estonian financial services supervisory authority (Finantsinspektsioon). An offer to the public in Estonia means the communication in any form and by any means of sufficient information on the terms of an offer of the Level I GDRs so as to enable an investor to decide to purchase or subscribe for the Level I GDRs with a number of exemptions set forth by Article 12(2) of the Estonian Securities Market Act (Väärtpaberituru Seadus), including offering of securities at any time to “qualified investors” or to non-qualified investors not exceeding 99 persons falling within the categories set out in Article 12(2) of the Estonian Securities Market Act (Väärtpaberituru Seadus). The Level I GDRs have not

8

been and will not be offered to, and may not be subscribed for by, the public in Estonia. Distribution of this Document does not and does not intend to constitute a public offering or an advertisement of the Level I GDRs in Estonia.

GERMANY

This Document is only directed at those persons resident in Germany who are “qualified investors” within the meaning of Article 2(1)(e) of the European Prospectus Directive (Directive on the prospectus to be published when securities are offered to the public or admitted to trading – 2003/71/EC) and Section 2 no. 6 of the Securities Prospectus Act of the Federal Republic of Germany (Wertpapierprospektgesetz, “WpPG”) or are persons to whom an offer of transferable securities may otherwise be made without the requirement for an approved prospectus pursuant to Section 3 subsection 2 WpPG (all such persons together referred to as “Relevant Persons”). This Document has not been submitted to, nor has it been approved by, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin), the German Financial Services Supervisory Authority, or any other regulatory authority in Germany. The Level I GDRs must not be distributed within Germany by way of a public offer, public advertisement or in any similar manner and this Document and any other document relating to the Private Exchange Offer or the Level I GDRs, as well as information contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of Level I GDRs to the public in Germany. This Document and other documents relating to the Private Exchange Offer or the Level I GDRs are strictly confidential and may not be distributed to any person or entity other than the recipients hereof. This Document must not be relied on or acted upon by persons who are not Relevant Persons. The Private Exchange Offer to which this Document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Any subsequent resale of the Level I GDRs in Germany may only be made in accordance with the WpPG and other applicable German laws.

ISRAEL

This Document shall not constitute an offer to sell or the solicitation of an offer to buy any Level I GDRs in the State of Israel. This Document is not intended to be issued to persons other than to corporations of the type contemplated by Section 15A(b)(1) of, and the First Schedule to, the Israeli Securities Law, 1968, as amended from time to time, and any regulations promulgated thereunder (the “Israeli Securities Law”). In making a decision of whether or not to participate in the Private Exchange Offer, you must rely on your own examination of KazakhGold and the terms of the Private Exchange Offer, including the merits and risks involved. The Level I GDRs have not been recommended by the Israeli Securities Authority. Furthermore, the Israeli Securities Authority has not confirmed the accuracy or determined the adequacy of this Document or any other document relating to the Private Exchange Offer or the Level I GDRs.

The Level I GDRs will not be registered under the Israeli Securities Law. Prior to the receipt of any Level I GDRs, a prospective participant in the Private Exchange Offer may be required to represent to KazakhGold that it is a corporation of the type contemplated by Section 15A(b)(1) of, and the First Schedule to, the Israeli Securities Law, or may otherwise be required to demonstrate to the satisfaction of KazakhGold that the delivery of Level I GDRs to such participant would not give rise to circumstances which would constitute an offer or sale to the public within the meaning of the Israeli Securities Law.

KAZAKHSTAN

This Document has not been, and will not be, submitted to or registered with the competent regulatory authorities in Kazakhstan. This Document is addressed and communicated in Kazakhstan solely to the limited number of selected potential participants in the Private Exchange Offer. The Level I GDRs are not subject to the state registration in Kazakhstan. Distribution of this Document does not and does not intend to constitute a public offering or an advertisement of the Level I GDRs in Kazakhstan.

LATVIA

This Document has not been, and will not be, submitted to or registered with the competent regulatory authorities in Latvia. According the Latvian Law On the Market for Financial Instruments, an offer of securities is not deemed to be a public offer (and, therefore, is not subject to a

9

requirement to register a prospectus) if, amongst other exemptions, it is addressed only to “qualified investors”, or if it is addressed to less than 100 persons who are not “qualified investors”. Distribution of this Document does not and does not intend to constitute a public offering or an advertisement of the Level I GDRs in Latvia.

LUXEMBOURG

The Level I GDRs may not be offered or sold in the Grand Duchy of Luxembourg, except for Level I GDRs which are offered in circumstances that do not require the approval of a prospectus by the Luxembourg financial regulatory authority and the publication of such prospectus in accordance with the Law of 10 July, 2005 on prospectuses for securities. The Level I GDRs are offered to a limited number of persons or to institutional investors, in all cases under circumstances designed to preclude a distribution that would be other than a private placement. This Document and any other documents relating to the Private Exchange Offer or the Level I GDRs may not be reproduced or used for any purpose, or furnished to any person other than those to whom copies have been sent.

SWITZERLAND

This Document does not constitute a prospectus within the meaning of Articles 652a and 1156d of the Swiss Code of Obligations. This Document is being communicated in Switzerland to a limited number of selected potential participants in the Private Exchange Offer. The Level I GDRs may not be offered to the public in or from Switzerland, and neither this Document nor any other documents relating to the Private Exchange Offer or the Level I GDRs may be distributed in connection with any public offering. The Level I GDRs may only be offered in or from Switzerland to qualified investors as defined in Articles 3 and 10 paragraphs 3 and 4 CISA and 6 paragraph 2 CISO, without any public offering.

UKRAINE

The Level I GDRs have not been and will not be offered to, and may not be subscribed for by, the public in Ukraine. No action has been taken to authorize an offer of the Level I GDRs to the public in Ukraine and the distribution of this Document shall not constitute financial services for the purposes of the Law of Ukraine “On Financial Services and State Regulation of Financial Services Markets” dated 12 July 2001. Offer of the Level I GDRs in the Private Exchange Offer shall not constitute circulation, distribution, placement, sale, purchase or other transfer of securities in the territory of Ukraine. Accordingly, nothing in this Document or any other documents, information or communications related to the Level I GDRs shall be interpreted as containing any offer or invitation to, or solicitation of, any such circulation, distribution, placement, sale, purchase or other transfer of securities in the territory of Ukraine. This Document is strictly for private use by its holder and may not be passed on to third parties or otherwise publicly distributed. Distribution of this Document solely to the limited number of persons does not and does not intend to constitute a public offering or an advertisement of the Level I GDRs in Ukraine.

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IMPORTANT INFORMATION FOR U.S. HOLDERS OF POLYUS SECURITIES

The KazakhGold Shares to be represented by the Level I GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

The Private Exchange Offer is made for Polyus Securities and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of Level I GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of Level I GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that KazakhGold may purchase Polyus Securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.

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IMPORTANT INFORMATION

Eligible Polyus Securityholders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus Shares or Polyus ADSs, or both, as the case may be, should carefully read and follow the procedures outlined under Section 3, “Acceptance Procedures”.

KAZAKHGOLD RESERVES THE ABSOLUTE RIGHT TO REJECT ACCEPTANCES DETERMINED NOT TO BE IN APPROPRIATE FORM, SUCH DETERMINATION BEING SOLELY AT KAZAKHGOLD’S DISCRETION.

IF YOU DO NOT WISH TO ACCEPT THIS PRIVATE EXCHANCE OFFER WITH RESPECT TO YOUR POLYUS SHARES OR POLYUS ADSs, YOU NEED NOT TAKE ANY ACTION. NONE OF KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT MAKES ANY RECOMMENDATION TO ANY ELIGIBLE POLYUS SECURITYHOLDER AS TO WHETHER TO ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO ITS POLYUS SHARES OR POLYUS ADSs. NO PERSON HAS BEEN AUTHORISED TO MAKE ANY RECOMMENDATION ON BEHALF OF KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT AS TO WHETHER ELIGIBLE POLYUS SECURITYHOLDERS SHOULD ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THEIR POLYUS SHARES OR POLYUS ADSs OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE PRIVATE EXCHANGE OFFER OTHER THAN AS CONTAINED HEREIN OR IN ANY RELATED FORM OF ACCEPTANCE. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORISED BY KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT. ELIGIBLE POLYUS SECURITYHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THIS DOCUMENT, ANY RELATED FORM OF ACCEPTANCE AND OTHER RELATED MATERIALS, CONSULT THEIR OWN FINANCIAL, LEGAL AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER OR NOT TO ACCEPT THE PRIVATE EXCHANGE OFFER.

Eligible Polyus Securityholders should be aware that the exchange of Polyus Securities pursuant to the Private Exchange Offer will have certain tax consequences, and are urged to consult at their own expense with their tax advisors with respect to those consequences in considering the Private Exchange Offer.

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1.	THE PRIVATE EXCHANGE OFFER

1.1	The Proposed Combination

On 30 June 2010, the Board of KazakhGold and Polyus Gold announced the Proposed Combination, which, if completed, would result in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold, currently the indirect controlling shareholder of KazakhGold. The Proposed Combination is to be effected through a series of transactions including a conditional Private Exchange Offer to be made by KazakhGold to Eligible Polyus Securityholders for 15% of the issued Polyus Securities.

1.2	The Private Exchange Offer

Subject to applicable securities laws, the Private Exchange Offer is being made to all existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain Eligible Polyus Securityholders inside the Russian Federation, on the following basis:

•	for each Polyus Share	:	9.260 Level I GDRs

•	for each Polyus ADS	:	4.885 Level I GDRs

(every two Polyus ADSs represent one Polyus Share)

The Exchange Ratios were derived primarily from the recent market prices of Polyus Securities and KazakhGold GDRs, taking into account the relative liquidity of each of these securities and the estimated effects of the Placing as well as the expected conversion of the Jenington Shareholder Loan. The Exchange Ratios also reflect considerations of the relative financial position and operational outlook of Polyus Gold and KazakhGold.

The Exchange Ratios were arrived at based on the following assumed values:

•	each Polyus Share of approximately USD 48.25;

•	every two Polyus ADSs of approximately USD 50.90; and

•	each Level I GDR of approximately USD 5.21;

Based on the above assumed values, the Exchange Ratios imply a value for the existing issued share capital of Polyus Gold of approximately USD 9.4 billion.

The Private Exchange Offer will open for acceptances from 4:00 p.m., New York City time, on 2 July 2010, and will expire at the Expiration Time, unless KazakhGold, in its sole discretion, extends the period the Private Exchange Offer remains open for acceptances, in which case the Expiration Time means 5:00 p.m., New York City time, on the date to which the Private Exchange Offer is so extended. If the Expiration Time of the Private Exchange Offer is extended, KazakhGold will notify Eligible Polyus Securityholders of the extension by no later than 9:00 a.m., New York City time, on the U.S. Business Day following the day on which the Private Exchange Offer was scheduled to expire. KazakhGold reserves the right in its sole discretion to amend or extend the Private Exchange Offer or to terminate the Private Exchange Offer prior to settlement and delivery of the Level I GDRs to the Exchange Agent for onward delivery to the persons entitled thereto or, if later, the time and date falling 7 Business Days after the Expiration Time, for any reason, including if any of the conditions set out in Section 2, “Conditions of the Private Exchange Offer”, are not satisfied (or, where capable of waiver, waived). See Section 12.1, “Amendments; Extension of Expiration Time; Termination”.

Eligible Polyus Shareholders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus Shares must follow the procedures set forth in Section 3.1(i).

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must follow the procedures set forth in Section 3.1(ii).

If an Eligible Polyus Securityholder is a holder of both Polyus Shares and Polyus ADSs, the Eligible Polyus Securityholder may (but is not obligated to) accept the Private Exchange Offer with respect to all, or any portion or combination of, its Polyus Securities, using the appropriate procedures described for each of the Polyus Shares and Polyus ADSs in Section 3, “Acceptance Procedures”.

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1.3	Reasons for and benefits of the Proposed Combination

The Board believes that the Combined Group resulting from the Proposed Combination will provide substantial benefits to Polyus Gold and to holders of Polyus Shares and ADSs.

The combination with KazakhGold will allow Polyus Gold to consolidate its business with the resource base of KazakhGold and, the Board believes, will give the Combined Group a strong platform for future growth in Russia, Kazakhstan and globally.

Since acquiring its interest in KazakhGold in 2009 through its indirect wholly-owned subsidiary, Jenington, Polyus Gold has provided the funding required to sustain the operations of KazakhGold. The combination with KazakhGold will allow the development of the Combined Group to be funded on a more efficient basis.

The Board believes that, with an enlarged shareholder base and greater free float in USD terms following completion of the Proposed Combination, the Combined Group will benefit from enhanced liquidity in its Level I GDRs, as well as increasing its visibility in the London equity market, resulting in a more transparent valuation for the Combined Group going forward.

Polyus Gold is currently subject to limitations under Russian law on the aggregate number of depositary receipts it can have in issue, which restricts its capability to raise capital in the international equity markets and the ability of its shareholders to convert common shares into depositary receipts. The Board expects the internationalisation of Polyus Gold through the combination with KazakhGold to give the Combined Group the ability to raise capital through a more direct access to international capital markets. The Board believes that the Combined Group’s London Stock Exchange listing will provide an attractive acquisition currency for future expansion and consolidation opportunities within the gold sector.

The new board of KazakhGold is expected to have three independent non-executive directors, with two coming from the existing board of Polyus Gold and one from the existing Board. As KazakhGold GDR Holders of the Combined Group, Polyus Securityholders will benefit from enhanced corporate governance through the appointment of an additional independent non-executive director to the Board of the Combined Group. Following the integration of the KazakhGold and Polyus Gold groups, the Combined Group will consider applying in due course to the UKLA for a Premium Listing of its ordinary shares on the London Stock Exchange, which would allow the Combined Group to seek future inclusion in key FTSE indices and which, the Board believes, would lead to re-rating of the Combined Group. Moving to a Premium Listing will also require enhancement to the corporate governance of the company and provide greater rights for minority shareholders than KazakhGold’s Jersey-incorporation and Standard Listing presently affords them. No final determination has been made to apply for a Premium Listing, and no assurance can be given that such a listing can be obtained.

The completion of the Proposed Combination will result in a single, London-listed investment opportunity for investors in the form of KazakhGold depositary receipts with one unified market capitalisation, eliminating the multiple trading platforms for investment in Polyus Gold or KazakhGold securities that currently exist, along with the associated listing costs. The combination will also allow the rationalisation of central administrative costs such as duplicated business functions.

1.4	Intention to delist Polyus Gold ADSs

Following completion of the Proposed Combination, Polyus Gold intends to apply to the UKLA and the London Stock Exchange to have the Polyus ADSs delisted from the Official List and from the Regulated Market in accordance with the respective rules of the UKLA and the London Stock Exchange, and Polyus Gold may subsequently terminate the Polyus ADR programme as soon as practicable after such delisting. In such circumstances, any remaining holders of Polyus ADSs would receive Polyus Shares in exchange for their Polyus ADSs. There can be no assurance that the listing of the Polyus Shares on MICEX and RTS will be maintained following completion of the Proposed Combination. If the Transactions do not complete, Polyus Gold will maintain the listing of Polyus ADSs on the Official List and Regulated Market.

1.5	The Prospectus

In connection with the Private Exchange Offer and the Admission of the new KazakhGold GDRs to be issued under the Transactions, KazakhGold has prepared a Prospectus in accordance with the Prospectus Rules of the UKLA, which has been approved as such by the FSA in accordance with

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Section 85 of FSMA. A copy of the Prospectus has been filed with the FSA and has been made available to the public in accordance with paragraph 3.2.1 of the Prospectus Rules of the UKLA. A copy of the Prospectus has also been filed on 2 July 2010 with the JFSC. Eligible Polyus Securityholders who are considering accepting the Private Exchange Offer are recommended to read the Prospectus and this Document carefully before submitting an acceptance.

Copies of the Prospectus may be downloaded from KazakhGold’s website at: http://www.kazakhgold.com, and will be made available at KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom during working hours on any business day (Saturday, Sundays and public holidays excepted) before the Expiration Time.

2.	CONDITIONS OF THE PRIVATE EXCHANGE OFFER

The Private Exchange Offer is subject, among others, to the conditions set out below, each of which may be waived (to the extent any such condition is capable of being waived) by KazakhGold at any time, in whole or in part, in its sole discretion:

2.1	valid acceptances having been received by the Expiration Time of the Private Exchange Offer with respect to Polyus Securities representing in the aggregate 28,594,162 Polyus Shares, representing in aggregate 15% of the issued and outstanding share capital of Polyus Gold;

2.2	the Principal Shareholders Option Agreement and the Jenington Option Agreement remaining in full force and effect and the parties complying with their respective obligations under the Principal Shareholders Option Agreement and Jenington Option Agreement;

2.3	the Resolutions to be proposed at the Extraordinary General Meeting having been duly passed at such meeting;

2.4	all governmental and regulatory approvals, consents and waivers necessary to permit KazakhGold and other parties to the Transactions to consummate the Proposed Combination (or any one or more of them) having been received in form and substance satisfactory to KazakhGold, and remaining in full force and effect, including the following:

(i)	approval of the acquisition by KazakhGold of up to 100% of Polyus Shares by the Government Commission On Monitoring Foreign Investment in the Russian Federation confirmed by a written approval from FAS in accordance with Federal Law No. 57–FZ “On Procedures for Foreign Investments in Companies of Strategic Significance for National Defence and Security” dated April 29, 2008;

(ii)	written consent to the acquisition by KazakhGold of up to 100% of Polyus Shares from FAS in accordance with Federal Law No. 135-FZ dated “On Protection of Competition” July 26, 2006;

(iii)	a waiver from the Republic of Kazakhstan, pursuant to Article 71 of the Subsoil Law of the Republic of Kazakhstan, of the state’s pre-emptive right to acquire any or all of the KazakhGold Shares or KazakhGold GDRs to be issued as consideration under the Transactions; and

(iv)	Level I GDRs to be issued under the Private Exchange Offer and the Options shall be admitted to the Standard Listing segment of the Official List and to trading on the London Stock Exchange, which, solely for the purposes of the fulfilment of this condition, shall be deemed to occur following notification that the application for admission has been approved at the listing hearings held by the UKLA and the London Stock Exchange, respectively, subject to receipt of confirmation by the UKLA and London Stock Exchange of the issuance of the KazakhGold and Rule 144A GDRs being issued under the Transactions;

2.5	in KazakhGold’s opinion, no event affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of KazakhGold or Polyus Gold, or their respective subsidiaries or affiliates, that would or might prohibit, prevent, restrict or delay consummation of the Private Exchange Offer (or any other of the Transactions), shall have occurred; and

2.6	in KazakhGold’s opinion, no action or proceeding shall have been instituted or threatened that would impair a contemplated purpose of the Private Exchange Offer (or any other of the Transactions), and no development shall have occurred that would materially or adversely affect the business, operations, properties, condition (financial or otherwise), assets, liabilities

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or prospects of KazakhGold or Polyus Gold, or their respective subsidiaries or affiliates, including, without limitation, the commencement of war, armed hostilities, terrorist action or any other international or national calamity.

The foregoing conditions are for KazakhGold’s sole benefit and may be asserted by KazakhGold regardless of the circumstances giving rise to any such condition (including any action or inaction of KazakhGold), and any such condition may be waived by KazakhGold, in whole or in part, at any time and from time to time in its reasonable judgment. KazakhGold’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an on-going right which may be asserted at any time. Any determination by KazakhGold concerning the events described in this Section 2 shall be final and binding.

KazakhGold expressly reserves the right, at its sole discretion, and at any time, to: (a) extend the period during which the Private Exchange Offer is open for acceptances; (b) terminate the Private Exchange Offer and not accept for exchange any Polyus Shares or Polyus ADSs for any reason, including if any of the conditions referred to above have not been satisfied or upon the occurrence and during the continuance of any of the events specified above; and (c) waive any condition or amend the Private Exchange Offer in any respect, in each case by giving oral or written notice of any such extension, termination, waiver or amendment to the Exchange Agent. See further Section 12.1 below.

The level of acceptances received under the Private Exchange Offer is expected to be announced by way of a Regulatory Information Service announcement on 11 August 2010.

3.	ACCEPTANCE PROCEDURES

FAILURE OF AN ELIGIBLE POLYUS SECURITYHOLDER TO COMPLY WITH THE APPLICABLE PROCEDURES DESCRIBED BELOW MAY RESULT IN AN INVALID ACCEPTANCE OF THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THE RELEVANT POLYUS SECURITIES.

3.1	Acceptance and Delivery

Eligible Polyus Securityholders wishing to accept the Private Exchange Offer must follow the applicable procedures outlined in this Section 3 and in the relevant Form of Acceptance, if applicable. The specific procedures for accepting the Private Exchange Offer vary depending on whether the Eligible Polyus Securityholder is accepting the Private Exchange Offer with respect to Polyus Shares (and in the case of Polyus Shares, whether such Polyus Shares are held in an account in the Register or in a depo account opened with a Russian depositary) or Polyus ADSs (and, in the case of Polyus ADSs, whether such Polyus ADSs are held through DTC, Euroclear and Clearstream, or outside DTC). Eligible Polyus ADS Holders who hold Polyus ADSs through DTC, Euroclear and Clearstream do not need to complete an ADS Form of Acceptance, but should follow the applicable procedures outlined in Section 3(ii)(a).

(i)	Acceptance by Eligible Polyus Shareholders

Eligible Polyus Shareholders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus Shares must follow the procedures, including arranging for the transfer of the relevant Polyus Shares to KazakhGold, set forth in this Section 3.1(i) and in the Share Form of Acceptance that accompanies this Document.

A Share Form of Acceptance must be duly completed and executed by or on behalf of the relevant Eligible Polyus Shareholder accepting the Private Exchange Offer. For these purposes an Eligible Polyus Shareholder means a holder of Polyus Shares that is considered to be the “owner” of (vladelets), or a “trustee” (doveritel’niy upravlyajuschij) with respect to the relevant Polyus Shares under Russian Law held either in a personal account in the Register or in a depo account with a Russian depositary, provided that the relevant trustee is acting as trustee pursuant to the laws of the Russian Federation and has the authority to dispose of and exchange the relevant Polyus Shares for Level I GDRs in the manner contemplated in this Document pursuant to the relevant trust agreement.

A duly completed and executed original hard copy of the Share Form of Acceptance must be delivered to NRC prior to 5:00 p.m. Moscow time, on 10 August 2010, together with all documents required to be attached thereto, at the following address:

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Closed Joint-Stock Company The National Registry Company (Head Office) 6, ul. Veresaeva Moscow 121357 Russian Federation

The Share Form of Acceptance and documents required to be attached thereto must be delivered during the normal business hours of NRC on a Russian Business Day.

In order for an acceptance of the Private Exchange Offer with respect to Polyus Shares to be treated as valid, the Eligible Polyus Shareholder must transfer (or procure the transfer of) the relevant number of Polyus Shares with respect to which it wishes to accept the Private Exchange Offer to the securities account of KazakhGold in the Register prior to 5:00 p.m. Moscow time, on 10 August 2010.

If Polyus Shares with respect to which an Eligible Polyus Shareholder is making an acceptance of the Private Exchange Offer are held in a depo account with a Russian depositary, the Share Form of Acceptance must be accompanied by (i) a statement of the depo account (if its depositary has a nominee holder account in the Register), or all statements of each depo account provided by all nominee holders in the chain of nominal holding or a consolidated statement of all depo accounts within the chain of nominal holding showing all levels of nominal holding of the Polyus Shares, which must be issued less than 5 (five) Business Days prior to submission of the Share Form of Acceptance to NRC, and (ii) a copy of the instruction, certified by the depositary and accepted by the depositary for processing, to transfer the Polyus Shares to which the Share Form of Acceptance relates, to KazakhGold’s personal account in the Register.

For a Share Form of Acceptance to be deemed complete, the Share Form of Acceptance must contain correct and valid instructions for delivery of the Level I GDRs, to which the Eligible Polyus Shareholder participating in the Private Exchange Offer will be entitled, which should be either (i) a DTC participant number and account details (including contact details at the bank/brokerage firm); or (ii) a Euroclear participant number and account details (including contact details at the bank/brokerage firm); or (iii) a Clearstream participant number and account details (including contact details at the bank/brokerage firm); or (iv) a registration name and address.

Any purported acceptance of the Private Exchange Offer other than in accordance with the procedures set forth in this Document or the Share Form of Acceptance and any Share Form of Acceptance that is incomplete or incorrect, or to which the required documents are not attached may, at KazakhGold’s sole discretion, be treated as invalid and may, in KazakhGold’s sole discretion, be returned to the relevant Eligible Polyus Shareholder. Polyus Securityholders that are established and registered in the Russian Federation and are “qualified investors” under Russian law, but which are not explicitly listed in Article 51.2(2) of the Russian Securities Market Law may accept Level I GDRs only through a Russian broker authorised to accept Level I GDRs on their behalf. Details of any such broker will need to be provided in their Share Form of Acceptance.

In order to be treated as valid, the Share Form of Acceptance must be delivered to NRC at the above address prior to 5:00 p.m. Moscow time on 10 August 2010, and the Polyus Shares to which a Share Form of Acceptance relates must be transferred to the securities account of KazakhGold in the Register prior to 5:00 p.m. Moscow time on 10 August 2010. Please note that Eligible Polyus Shareholders will be required to submit their Share Forms of Acceptance during normal business hours of NRC. Re-registration of title with respect to Polyus Shares may take several days and accordingly, the instructions to NRC or the depositary to transfer the Polyus Shares to KazakhGold should be made sufficiently in advance of the Expiration Time.

Representations and Warranties. By completing and executing the Share Form of Acceptance, each Eligible Polyus Shareholder will be deemed to represent, warrant and agree with KazakhGold as follows:

•	It has read the Private Exchange Offer Document and agrees to all of the terms of the Private Exchange Offer and agrees that the acceptance of the Private Exchange Offer with respect to the Polyus Shares pursuant to the procedures described herein will constitute a binding agreement between it and KazakhGold upon the terms and subject to the conditions of the Private Exchange Offer and the Share Form of Acceptance;

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•	It has full power and authority to accept the Private Exchange Offer and to sell, assign and transfer the Polyus Shares to KazakhGold with respect to which the Private Exchange Offer is accepted and that KazakhGold will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than the dividend declared at the annual general meeting of Polyus Gold held on 21 May 2010 or any dividend, the record date for the receipt of which will be prior to the Expiration Time, as set out in Section 3.4 of this Document, and the same will not be subject to any adverse claim;

•	It acknowledges and agrees that the value of one KazakhGold Level 1 GDR for the purpose of the Exchange Ratios pursuant to the Private Exchange Offer is set at USD5.21;

•	In accepting the Private Exchange Offer, it has read and relied solely on information contained in the Prospectus, the Share Form of Acceptance and this Document;

•	It is the legal owner of the Polyus Shares and the Polyus Shares to which the Share Form of Acceptance relates are fully paid, free from any restrictions on transfer, encumbrances, rights and claims of third parties (including pledge), attachments, court, administrative, arbitration or out-of-court dispute;

•	It has full power and authority to accept and receive Level I GDRs and, if it is registered or located in the Russian Federation, it satisfies the definition of a “qualified investor” under Russian Securities Market Law at the time it accepts the Private Exchange Offer and at the time it receives the Level I GDRs;

•	All authority conferred or agreed to be conferred shall not be affected by, and shall survive, the death or incapacity of the Eligible Polyus Shareholder, and any obligation of the Eligible Polyus Shareholder hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the Eligible Polyus Shareholder;

•	It understands that all questions as to the form of all documents and the validity (including time of receipt), of Polyus Shares accepted under the Private Exchange Offer will be determined by KazakhGold, in its sole discretion, which determination shall be final and binding;

•	It recognises that KazakhGold may, at its sole discretion, terminate or amend this Private Exchange Offer or may postpone the acceptance or exchange of the Polyus Shares tendered or may not be required to purchase any of the Polyus Shares to which the Share Form of Acceptance relates;

•	It waives any and all rights in respect of the Polyus Shares other than the right to receive the Level I GDRs to which it may become entitled under the Private Exchange Offer or to receive the Polyus Shares if the Private Exchange Offer is terminated by KazakhGold;

•	It has observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, including corporate approvals, approvals of any regulatory body, if applicable, and any third parties, complied with all requisite formalities in connection with any acceptance, in any relevant jurisdiction and that it has not taken or omitted to take any action in breach of the terms and conditions of the Private Exchange Offer or which will or may result in KazakhGold or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Private Exchange Offer;

•	If it is a corporation or a legal entity, it is duly incorporated and existing pursuant to the legislation of the country of its incorporation, and acceptance of the Private Exchange Offer and execution of the Share Form of Acceptance does not and will not violate any provisions of its foundation documents, conflict with any agreements to which it is a party, violate any law (regulatory act) or non-normative act, resolution, order, decision or other act of any state authority, decision, order, writ or other act of a court of any jurisdiction, court of arbitration or arbitration panel applicable to it.

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(ii)	Acceptance by Eligible Polyus ADS Holders

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must follow the procedures set forth in this Section 3.1(ii) and must: (A) for Polyus ADSs held through DTC, Euroclear or Clearstream, cause the Polyus ADSs to be delivered to the DTC account of the Exchange Agent, and an Agent’s Message to be transmitted, in each case to be received by the Exchange Agent prior to the Expiration Time, or (B) for Polyus ADSs held outside DTC, Euroclear or Clearstream, properly complete, sign and deliver the ADS Form of Acceptance, together with the American Depositary Receipts, if any, evidencing those Polyus ADSs and any other documents required by the ADS Form of Acceptance, to the Exchange Agent at either of the following addresses prior to the Expiration Time:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to Polyus ADSs that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that firm to instruct them to accept the Private Exchange Offer on their behalf (and any such firm may establish an earlier deadline than the Expiration Time for Eligible Polyus Shareholders to act in order to instruct it to accept the Private Exchange Offer on their behalf). Eligible Polyus ADS Holders holding Polyus ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee may be charged a fee by the brokerage firm or similar nominee for processing the acceptance(s) on their behalf.

For an ADS Form of Acceptance to be deemed complete, the ADS Form of Acceptance must contain correct and valid instructions for delivery of the Level I GDRs, to which the Eligible Polyus ADS Holder participating in the Private Exchange Offer will become entitled, which should be either (i) a DTC participant number and account details (including contact details at the bank/brokerage firm); or (ii) a Euroclear participant number and account details (including contact details at the bank/brokerage firm); or (iii) a Clearstream participant number and account details (including contact details at the bank/brokerage firm); or (iv) a registration name and address.

Polyus Securityholders that are registered or reside in the Russian Federation and that are “qualified investors” under the Russian Securities Market Law, but are not explicitly listed in Article 51.2(2) of the Russian Securities Market Law, will be required to retain a Russian broker to acquire Level I GDRs on their behalf. Details of any such Russian broker must be provided in the ADS Form of Acceptance.

Representations and Warranties. By accepting the Private Exchange Offer with respect to all or any portion of their Polyus ADSs, each Eligible Polyus ADS Holder will be deemed to represent, warrant and agree with KazakhGold as follows:

•	It irrevocably constitutes and appoints the Exchange Agent as its true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as the agent of KazakhGold) with respect to such Polyus ADSs, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) transfer ownership of, such Polyus ADSs on the account books maintained by DTC or BNY Mellon in its capacity as the Polyus ADS Depositary or to surrender such Polyus ADSs to the Polyus ADS Depositary for the purpose of

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•	withdrawal of the Polyus Shares they represent and (ii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Polyus ADSs, all in accordance with the terms and conditions of the Private Exchange Offer;

•	It has read the Private Exchange Offer Document and agrees to all of the terms of the Private Exchange Offer and agrees that the acceptance of the Private Exchange Offer with respect to the Polyus ADSs pursuant to the procedures described in this Document will constitute a binding agreement between it and KazakhGold upon the terms and subject to the conditions of the Private Exchange Offer and the ADS Form of Acceptance. For the purposes of the Private Exchange Offer, it understands that Polyus ADSs will be deemed to have been accepted by KazakhGold if, as and when, KazakhGold gives oral or written notice thereof to the Exchange Agent;

•	It has full power and authority to accept the Private Exchange Offer and to sell, assign and transfer the Polyus ADSs with respect to which the Private Exchange Offer is accepted and that KazakhGold will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than dividends declared at the annual general meeting of Polyus Gold held on 21 May 2010 or any dividend, the record date for receipt of which will be prior to the Expiration Time, as set out in Section 3.4 of this Document, and the same will not be subject to any adverse claim;

•	It acknowledges and agrees that the value of one KazakhGold Level 1 GDR for the purpose of the Exchange Ratios pursuant to the Private Exchange Offer is set at USD5.21;

•	In accepting the Private Exchange Offer, it has read and relied solely on information contained in the Prospectus, the ADS Form of Acceptance and this Document;

•	It has full power and authority to accept and receive Level I GDRs and, if it is registered or located in the Russian Federation, it satisfies the definition of a “qualified investor” under Russian Securities Market Law at the time it accepts the Private Exchange Offer and at the time it receives the Level I GDRs;

•	All authority conferred or agreed to be conferred shall not be affected by, and shall survive, the death or incapacity of the Eligible Polyus ADS Holder, and any obligation of the Eligible Polyus ADS Holder hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the Eligible Polyus ADS Holder;

•	It understands that all questions as to the form of all documents and the validity (including time of receipt), of Polyus ADSs accepted under the Private Exchange Offer will be determined by KazakhGold, in its sole discretion, which determination shall be final and binding;

•	It recognises that KazakhGold may, at its sole discretion, terminate or amend this Private Exchange Offer or may postpone the acceptance or exchange of the Polyus ADSs tendered or may not be required to purchase any of the Polyus ADSs to which the ADS Form of Acceptance relates;

•	It waives any and all rights in respect of the Polyus ADSs other than the right to receive the Level I GDRs to which it may become entitled under the Private Exchange Offer or to receive the Polyus ADSs if the Private Exchange Offer is terminated by KazakhGold.

•	It has observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, including corporate approvals, approvals of any regulatory body, if applicable, and any third parties, complied with all requisite formalities in connection with any acceptance, in any relevant jurisdiction and that it has not taken or omitted to take any action in breach of the terms of the Private Exchange Offer or which will or may result in KazakhGold or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Private Exchange Offer; and

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•	If it is a corporation or a legal entity, it is duly incorporated and existing pursuant to the legislation of the jurisdiction of its incorporation, and acceptance of the Private Exchange Offer and execution of the ADS Form of Acceptance does not and will not violate any provisions of its foundation documents, conflict with any agreements to which it is a party, violate any law (regulatory act) or non-normative act, resolution, order, decision or other act of any state authority, decision, order, writ or other act of a court of any jurisdiction, court of arbitration or arbitration panel applicable to it.

By accepting the Private Exchange Offer with respect to all or any portion of their Polyus ADSs (i) in the case of Polyus ADSs held through DTC, Euroclear or Clearstream, through the transmission of an Agent’s Message in accordance with the requirements of DTC’s ATOP procedure, each Eligible Polyus ADS Holder requests that any Polyus ADSs not accepted under the Private Exchange Offer or upon termination of the Private Exchange Offer be returned to the DTC account of the applicable DTC participant or (ii) in the case of Polyus ADSs held outside DTC, Euroclear or Clearstream, through the submission of an ADS Form of Acceptance to the Exchange Agent, such Eligible Polyus ADS Holder if it holds the Polyus ADSs in uncertificated form on the register of the Polyus Depositary requests that any Polyus ADSs not accepted under the Private Exchange Offer or upon termination of the Private Exchange Offer be unblocked on the register of the Polyus ADS Depositary or, if it holds the Polyus ADSs in certificated form, that the Polyus ADS certificates be returned to him.

If an ADS Holder is unable to give the foregoing representations, warranties, undertakings and request, the ADS Holder should contact the Exchange Agent.

Please note that each of DTC, Euroclear and Clearstream may establish its own cut-off date and time for the receipt of instructions to tender Polyus ADSs, which may be earlier than the Expiration Time.

(a)	Acceptance by Eligible Polyus ADS Holders with respect to Polyus ADSs held through DTC, Euroclear and Clearstream

Eligible Polyus ADS Holders holding Polyus ADSs through DTC, Euroclear or Clearstream who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must transmit their acceptance through DTC’s ATOP and follow the procedure for book-entry transfer set out below. A beneficial owner who has Polyus ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such beneficial owner wishes to accept the Private Exchange Offer with respect to those Polyus ADSs held through DTC, Euroclear or Clearstream.

DTC has confirmed that the Private Exchange Offer is eligible for ATOP. Accordingly, a DTC participant whose name appears on a security position listing as the owner of Polyus ADSs must electronically transmit their acceptance of the Private Exchange Offer by causing DTC to transfer the Polyus ADSs to the Exchange Agent in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message to the Exchange Agent.

The term “Agent’s Message” means a message transmitted by DTC, received by the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the relevant DTC participant that such participant has received and agrees to be bound by the terms and conditions of the Private Exchange Offer as set out in this Document and that KazakhGold may enforce such agreement against such participant. Polyus ADS Holders wishing to accept the Private Exchange Offer with respect to their Polyus ADSs held through DTC should note that such Polyus ADS Holders must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC and in any event on, or prior to, the Expiration Time. An Agent’s Message must be transmitted to and received by the Exchange Agent at, or prior to, the Expiration Time.

(b)	Acceptance by Eligible Polyus ADS Holders with respect to Polyus ADSs held outside DTC

Eligible Polyus ADS Holders holding Polyus ADSs outside DTC, Euroclear or Clearstream who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must properly complete, sign and deliver the ADS Form of

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Acceptance, together with the ADS certificates for the Polyus ADSs, if held in certificated form, and any other documents required by the ADS Form of Acceptance, to be received by the Exchange Agent prior to the Expiration Time. Any documentation required to be delivered to the Exchange Agent must be delivered to it within its normal business hours and must be received prior to the Expiration Time.

(iii)	General

Eligible Polyus Securityholders who wish to accept the Private Exchange Offer with respect to both Polyus Shares and Polyus ADSs should follow the individual procedures outlined above for each type of security.

If the Private Exchange Offer is accepted with respect to any Polyus Shares or Polyus ADSs that are owned of record by two or more joint owners, all such owners must sign the applicable Share Form of Acceptance or ADS Form of Acceptance. If the Private Exchange Offer is accepted with respect to any Polyus Shares or Polyus ADSs not held through DTC, Euroclear or Clearstream and such Polyus Shares or Polyus ADSs are registered in different names, it is necessary to complete, sign and deliver a separate Share Form of Acceptance or ADS Form of Acceptance for each different registration.

Section 13(e) of the Exchange Act and Rule 14e-4 promulgated thereunder make it unlawful for any person acting alone or in concert with others, directly or indirectly, to accept securities for such person’s own account unless at the time of the acceptance and at the Expiration Time such person has a “net long position” in a number of securities that is equal to or greater than the amount accepted and will deliver or cause to be delivered such securities to us within the period specified in the Private Exchange Offer. Rule 14e-4 also provides a similar restriction applicable to the acceptance or guarantee of an acceptance on behalf of another person. An acceptance with respect to securities made pursuant to any method of delivery set forth in the Private Exchange Offer will constitute the relevant Eligible Polyus Securityholder’s acceptance of the terms and conditions of the Private Exchange Offer, as well as the relevant Eligible Polyus Securityholder’s representation and warranty to KazakhGold that (i) such Eligible Polyus Securityholder has a “net long position” in a number of securities at least equal to the securities being accepted within the meaning of Rule 14e-4, and (ii) such acceptance of securities complies with Rule 14e-4. KazakhGold’s acceptance of Polyus ADSs or Polyus Shares with respect to which the Private Exchange Offer has been accepted will constitute a binding agreement between the relevant Eligible Polyus Securityholder and KazakhGold upon the terms and subject to the conditions of the Private Exchange Offer, including the participating Eligible Polyus Securityholder’s representation that the Eligible Polyus Securityholder has a net long position in the Polyus Shares or Polyus ADSs, as the case may be, accepted within the meaning of Rule 14e-4 and that the request to accept such Polyus Shares or Polyus ADSs, as the case may be, complies with Rule 14e-4.

(iv)	Notice to Russian Eligible Polyus Securityholders

Eligible Polyus Securityholders that are registered or located in the Russian Federation will be required to confirm that they satisfy the legal definition of “qualified investor” under the Russian Securities Market Law and provide the confirmatory documentation together with their Forms of Acceptance. Under Article 51.2 of the Russian Securities Market Law, a “qualified investor” includes entities specifically listed in Article 51.2(2) and entities involved in certain types of activities listed in the referenced article, as well as certain individuals and legal entities meeting financial and net worth tests that have been recognised as “qualified investors” in accordance with the procedures set forth by the FSFM.

Article 51.2(2) of the Russian Securities Market Law lists the following institutions, among others, as qualified investors: (i) brokers, dealers and managers; (ii) credit institutions; (iii) joint-stock investment funds; (iv) management companies of investment funds and non-government pension funds; (v) insurance organizations; (vi) non-governmental pension funds; (vii) certain Russian state corporations; and (viii) international organisations, including the World Bank, the International Monetary Fund, the European Central Bank, the European Investment Bank and the European Bank for Reconstruction and Development.

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Article 51.2(5) of the Russian Securities Market Law and related implementing regulations provide that a legal entity may be recognized as a qualified investor by a Russian licensed broker or an asset manager if such entity satisfies any two of the following criteria:

•	such entity has a working capital of at least RUR 100 million (approximately USD 3.1 million);

•	every quarter during the previous four quarters, such entity has engaged in at least five transactions with securities or other financial instruments, the aggregate price of which was at least RUB 3.0 million (approximately USD 95,000);

•	over the previous accounting year, such entity had a turnover of at least RUB 1,000 million (approximately USD 31.8 million); and

•	over the previous accounting year, such entity’s asset value was at least RUB 2,000 million (approximately USD 63.7 million).

In addition, Article 51.2(4) of the Russian Securities Market Law and related implementing regulations provide that an individual may also be recognized as a qualified investor by a Russian licensed broker or an asset manager if such individual satisfies the relevant criteria.

Eligible Polyus Securityholders that are established and registered or located in the Russian Federation must consult with their legal advisors to determine whether they satisfy the definition of “qualified investor” under the Russian Securities Market Law. If such Eligible Polyus Securityholders are not able to confirm that they meet the definition of a “qualified investor”, they will not be able to participate in the Private Exchange Offer and are required to disregard this Document and all attachments thereto.

Polyus Securityholders that are established and registered or located in the Russian Federation and are qualified investors under Russian law, but which are not listed in Article 51.2(2) of the Russian Securities Market Law may only accept Level I GDRs through a Russian broker authorised to accept KazakhGold GDRs on their behalf. Subject to provisions of the Russian Securities Market Law, any subsequent transactions in Level I GDRs received pursuant to the terms of the Private Exchange Offer by Eligible Polyus Shareholders that are established and registered or located in the Russian Federation and are qualified investors not listed in Article 51.2(2) of the Russian Securities Market Law may be effected only through a Russian licensed broker authorised to enter into such transactions on their behalf.

3.2	Method of delivery

THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING, WITH RESPECT TO POLYUS SHARES AND POLYUS ADSs NOT HELD THROUGH DTC, ANY ADSs ACCEPTED, ANY APPLICABLE FORM OF ACCEPTANCE, AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND SOLE RISK OF THE ELIGIBLE POLYUS SECURITYHOLDER. ANY DOCUMENTS TO BE PROVIDED PURSUANT HERETO, WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT OR NRC, AS APPROPRIATE.

3.3	Determinations of Validity

All questions as to the validity, form, eligibility (including time of receipt) and valid acceptance of Polyus Securities will be determined by KazakhGold (or the Exchange Agent on KazakhGold’s behalf), in its sole discretion, which determination shall be final and binding. KazakhGold reserves the absolute right to reject any or all acceptances determined not to be in appropriate form, invalid or incomplete or to refuse to accept any Polyus Shares and Polyus ADSs if, in the opinion of KazakhGold’s counsel, accepting such Polyus Shares or Polyus ADSs would be unlawful. KazakhGold also reserves the absolute right to waive any of the conditions of the Private Exchange Offer or any defect in any acceptance, whether generally or with respect to any particular Polyus Share(s), Polyus ADS(s) or Eligible Polyus Securityholder(s). (See also Section 12.1, “Amendments; Extension of Expiration Time; Termination”.) KazakhGold’s interpretations of the terms and conditions of the Private Exchange Offer (including the Forms of Acceptance and the instructions thereto) and this Document shall be final and binding.

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NONE OF KAZAKHGOLD, POLYUS GOLD, THEIR RESPECTIVE BOARDS OF DIRECTORS, THE EXCHANGE AGENT OR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY ACCEPTANCE, AND NONE OF THEM ACCEPTS OR WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

3.4	Polyus Dividend

Polyus Gold expects to declare a dividend of approximately RUB 1.7 billion for the first half of the year 2010, which equates to approximately USD 54.5 million based on a RUB/USD exchange rate of 31.1954 established by the Central Bank of Russia on 30 June 2010. The precise level of the dividend will depend, inter alia, upon the financial performance of Polyus Gold for the six months ended 30 June 2010 and the RUB/USD exchange rate at the date of payment of the dividend. Payment of the dividend is subject to the recommendation of the board of Polyus Gold and a shareholder vote at an extraordinary general meeting of Polyus Shareholders. The record date for receipt of the dividend will be the same record date used for such extraordinary general meeting, which is expected to be set prior to the Expiration Time. Therefore, Polyus Shareholders (including BNY Mellon as depositary for the Polyus Gold ADR programme) who validly hold their Polyus Shares as of the record date for such extraordinary general meeting shall retain the right to receive the dividend, even if such Polyus Shareholders subsequently sell or otherwise dispose of their Polyus Shares, including as a result of the Private Exchange Offer.

On 21 May 2010, Polyus Gold’s annual general shareholders’ meeting declared payment of dividends to Polyus Shareholders, which is expected to be paid out prior to the Expiration Time.

Participation of Polyus Securityholders in the Private Exchange Offer and the transfer of their Polyus Securities to KazakhGold will not prevent them from receiving the dividends declared at this annual general shareholders’ meeting.

4.	PRO-RATION

If KazakhGold receives Forms of Acceptance with respect to more than 15% of the issued Polyus Securities, Polyus Securities will be acquired by KazakhGold on a pro-rata, or proportional, basis according to the number of Polyus Securities with respect to which valid Forms of Acceptance will have been received prior to the Expiration Time (with downward adjustments where necessary to avoid the acquisition of fractional Polyus Securities). Any pro-rata allocation pursuant to the Private Exchange Offer will not differentiate between Polyus Shares or Polyus ADSs, save as shall be necessary to account for the fact that two Polyus ADSs represent one Polyus Share.

If KazakhGold receives Forms of Acceptance with respect to more than 15% of the issued Polyus Securities, the number of Polyus Securities that will be acquired by KazakhGold from each Eligible Polyus Securityholder that has properly submitted a valid Form of Acceptance prior to the Expiration Time will be calculated as follows:

Y = Z * K,

where Y represents the number of Polyus Securities that will be acquired by KazakhGold from each Eligible Polyus Securityholder, which will be downward adjusted where necessary to avoid the acquisition of fractional Polyus Securities;

Z represents the number of Polyus Securities with respect to which such Eligible Polyus Securityholder properly submitted a valid Form of Acceptance prior to the Expiration Time; and

K represents the pro-ration rate calculated pursuant to the below formula.

28,594,162
K =
X

where K represents the pro-ration rate (rounded to ten decimal places); and

X represents the total amount of Polyus Shares represented by all Polyus Securities with respect to which properly submitted valid Forms of Acceptance were received prior to the Expiration Time.

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If KazakhGold receives Forms of Acceptance with respect to more than 15% of the issued Polyus Securities, the results of the pro-ration will be announced by KazakhGold in a Regulatory Information Service announcement and published on the following web-site: http://www.kazakhgold.com as soon as reasonably practicable following the Expiration Time.

5.	JENINGTON DISTRIBUTION

Following the completion of the Partial Offer in August 2009, Jenington entered into the Jenington Shareholder Loan. The Jenington Shareholder Loan is convertible at the option of Jenington into newly-issued KazakhGold Shares at a price of USD 1.50 per share. Jenington has notified KazakhGold that, conditional upon the completion of the Transactions and the Placing, it will convert the full amount of the Jenington Shareholder Loan into new KazakhGold Shares, such shares to be delivered to the Depositary under KazakhGold’s GDR programme. Jenington has instructed the Depositary to issue, upon the receipt of such shares, the Jenington Distribution GDRs and to distribute them to the Jenington Distribution Recipients, on a pro rata basis, based on the number of GDRs received by each of the Jenington Distribution Recipients.

After completion of the Transactions, on the assumptions that:

•	the Private Exchange Offer acceptance condition is fulfilled;

•	the Options are exercised and completed; and

•	the Jenington Shareholder Loan, in an amount of USD 50 million, is converted into KazakhGold Shares,

it is expected that the Jenington Distribution Recipients will receive not less than 0.02 Jenington Distribution GDRs for every new KazakhGold GDR or KazakhGold Share issued under the Transactions. No fractional entitlements for Jenington Distribution GDRs will be delivered and individual entitlements (based on the overall level of acceptances received under the Private Exchange Offer) will be rounded down to the nearest whole number of Jenington Distribution GDRs. It is currently expected that the Jenington Distribution GDRs will be delivered (to the accounts as notified by acceptors of the Private Exchange Offer in their Forms of Acceptance or to the account in which they held the Polyus ADSs) to the persons entitled thereto by the end of September 2010.

For certain tax consequences for persons receiving Jenington Distribution GDRs, see “Part XIV – Taxation – Taxation of the Distribution by Jenington” of the Prospectus.

6.	RETURN OF POLYUS SECURITIES NOT ACCEPTED BY KAZAKHGOLD

If any Polyus ADSs are not accepted by KazakhGold under the Private Exchange Offer, including as a result of termination of the Private Exchange Offer by KazakhGold, and with respect to which acceptances were made through DTC, the Polyus ADSs will be released for trading in accordance with DTC’s normal procedures, promptly following the Expiration Time or termination of the Private Exchange Offer, whichever is earlier.

Polyus ADSs not held through DTC with respect to which acceptances were made outside DTC, but not accepted by KazakhGold in the Private Exchange Offer, including as a result of termination of the Private Exchange Offer by KazakhGold, will be returned to the relevant Eligible Polyus ADS Holder, if such Polyus ADSs are held in certificated form, or unblocked on the register of the Polyus ADS Depositary, if held in uncertificated form.

Any Polyus Shares not accepted in the course of the Private Exchange Offer, including as a result of termination of the Private Exchange Offer by KazakhGold, will be returned to the relevant Eligible Polyus Shareholder’s personal account with NRC or depo account with the depositary, as applicable. In such case, KazakhGold will notify the relevant Polyus Securityholder that it is returning the relevant Polyus Shares to it as well as of the number of Polyus Shares so returned, and the Polyus Shareholders, which have depo accounts with Russian depositaries undertake and warrant that they will deliver the relevant depositary instruction to the depositary to accept the Polyus Shares returned to them and will effect all other actions required from them to accept Polyus Shares, which are returned to them pursuant to the terms of the Private Exchange Offer.

7.	KAZAKHGOLD LEVEL I GDRs

The Level I GDRs being offered in the Private Exchange Offer will represent one ordinary share of KazakhGold each and are expected to be admitted to the Standard Listing segment of the Official

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List and to trading on the London Stock Exchange on or about 18 August 2010. In addition, the existing Rule 144A and Regulation S GDRs trade on the London Stock Exchange under the symbol “KZG”.

8.	SETTLEMENT AND TRANSFER OF KAZAKHGOLD GDRs

Promptly after the announcement by KazakhGold that the conditions of the Private Exchange Offer have been met and provided that KazakhGold receives a confirmation from the UKLA and London Stock Exchange that the Level I GDRs will be admitted to the Standard Listing segment of the Official List and to trading on the London Stock Exchange, KazakhGold will issue and deliver to the custodian for BNY Mellon the number of ordinary shares required to create the number of Level I GDRs that are deliverable to Polyus Securityholders that validly accepted the Private Exchange Offer. BNY Mellon, as depositary for the KazakhGold ADS program, will then issue all of the Level I GDRs deliverable under the Private Exchange Offer to KazakhGold. KazakhGold will then deliver, or cause to be delivered, such Level I GDRs to the Exchange Agent.

Upon receipt of those Level I GDRs, the Exchange Agent will effect the delivery of the relevant number of Level I GDRs to the former Polyus Securityholders entitled to them. The Exchange Agent will deliver Level I GDRs to DTC, Euroclear or Clearstream, as applicable, for distribution by DTC, Euroclear or Clearstream, as applicable, to the former Polyus ADS Holders that delivered a valid acceptance through DTC and the Polyus Shareholders that requested delivery in DTC, Euroclear or Clearstream, as applicable.

The Exchange Agent will transfer Level I GDRs to the former Polyus ADS Holders that accepted the Private Exchange Offer with respect to their Polyus ADSs held outside DTC and to the Eligible Polyus Shareholders that accepted the Private Exchange Offer with respect to their Polyus Shares.

9.	FRACTIONAL ENTITLEMENTS

No fractional Level I GDRs will be distributed under this Private Exchange Offer. The number of Level I GDRs, to which Polyus Securityholders will become entitled as a result of the Private Exchange Offer, will be rounded down to the nearest whole number.

10.	MARKET PRICES

Neither KazakhGold nor Polyus Gold, nor their respective directors or members of senior management, can predict how or whether the Private Exchange Offer, or any other related actions taken by the respective companies’ board of directors, individual directors or members of senior management, will affect the market prices of KazakhGold GDRs, Polyus Shares or Polyus ADSs. The market prices of KazakhGold GDRs, Polyus Shares and Polyus ADSs are also determined by, amongst other things, the relative demand for and supply of KazakhGold GDRs and Polyus Securities in the markets, the business performance of KazakhGold and Polyus Gold and their subsidiaries and affiliates, as well as that of their competitors, any dividend payments paid, investor perception of the overall attractiveness of an investment in KazakhGold or Polyus Gold as compared with other investment alternatives, changes in gold prices and the relative performance of the RTS, MICEX, the London Stock Exchange and other emerging markets. Although market price movements of the Polyus Shares and Polyus ADSs are often similar, the market price of each is not typically the same and may be subject to different factors.

11.	CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CIVIL LIABILITIES

The Private Exchange Offer has not been and will not be registered under the securities laws of the United States or the Russian Federation or in any other jurisdiction. Neither the SEC nor any other authority or securities exchange in the United States has approved or disapproved of the Private Exchange Offer, passed upon the merits of the Private Exchange Offer or determined whether the Private Exchange Offer is accurate or complete. Participating Eligible Polyus Securityholders are urged to consult their own legal and tax advisors regarding possible legal requirements as well as possible tax consequences of participating in the Private Exchange Offer in their particular circumstances.

A Prospectus relating to KazakhGold has been prepared in accordance with the Prospectus Rules of the UKLA and has been approved as such by the FSA in accordance with Section 85 of the FSMA. A copy of the Prospectus has been filed with the FSA and has been made available to the public in accordance with paragraph 3.2.1 of the Prospectus Rules of the UKLA.

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KazakhGold is not aware of any approval or action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required to effect the Private Exchange Offer other than those disclosed in this Document. Should any such approval or other action be required, KazakhGold presently cannot determine whether such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to KazakhGold’s or Polyus Gold’s respective businesses. KazakhGold’s obligations under the Private Exchange Offer to exchange Level I GDRs for Polyus Shares and Polyus ADSs are subject to the conditions described in Section 2, “Conditions of the Private Exchange Offer”.

The enforcement by Eligible Polyus Securityholders of civil liabilities under U.S. securities laws may be adversely affected by the fact that KazakhGold is a company organised under the laws of Jersey and Polyus Gold is a Russian open joint stock company, and that the majority of the directors and members of senior management of each company are residents of countries other than the United States and substantially all of the assets of each company are located outside of the United States, and, with respect to Polyus Gold, principally in Russia. As a result, it may not be possible for Eligible Polyus Securityholders:

•	to effect service of process within the United States upon any of the directors or members of senior management of KazakhGold or Polyus Gold; or

•	to enforce in the United States court judgments against KazakhGold or Polyus Gold, or any of their respective directors or members of senior management, in any action, including actions under the civil liability provisions of federal securities laws of the United States, obtained in courts of the United States.

In addition, it may be difficult for Eligible Polyus Securityholders to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon U.S. securities laws.

If any judgment of a superior court in England and Wales, Scotland, Northern Ireland, the Isle of Man or Guernsey was rendered against KazakhGold or Polyus Gold, such judgment would be recognised and enforced in Jersey without re-litigation on the merits subject to the provisions of the Judgments (Reciprocal Enforcement) (Jersey) Law 1960, and all regulations, rules or orders made thereunder. A judgment of a court in any other jurisdiction is not directly enforceable in Jersey.

Judgments rendered by a court in any jurisdiction outside of Russia will generally be recognized by courts in Russia only if an international treaty providing for recognition and enforcement of judgments in civil cases exists between Russia and the country where the judgment is rendered and/or a federal law is adopted in Russia providing for the recognition and enforcement of foreign court judgments. There is no treaty between the United States and Russia providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters, and no relevant federal law on enforcement of foreign court judgments has been adopted in Russia.

12.	ADDITIONAL INFORMATION

12.1	Amendments; Extension of Expiration Time; Termination

KazakhGold expressly reserves the right, in its sole discretion, at any time to: (a) extend the period during which the Private Exchange Offer is open for acceptances; (b) terminate the Private Exchange Offer and not accept for exchange any Polyus Shares or Polyus ADSs for any reason, including if any of the conditions referred to in Section 2, “Conditions of the Private Exchange Offer”, have not been satisfied or upon the occurrence and during the continuance of any of the events specified in Section 2, “Conditions of the Private Exchange Offer”; and (c) waive any condition or amend the Private Exchange Offer in any respect, in each case by giving oral or written notice of any such extension, termination, waiver or amendment to the Exchange Agent.

Any such extension, termination, waiver or amendment will be followed as promptly as practicable by KazakhGold announcing through a Regulatory Information Service the extension, termination or amendment, such announcement, in the case of an extension, to be made no later than 9:00 a.m., New York City time, on the U.S. Business Day after the day on which the Private Exchange Offer was scheduled to expire. Notwithstanding the foregoing, KazakhGold will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing the announcement and publishing it on the following website: http://www.kazakhgold.com.

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12.2	Fees and Expenses

Other than as described below, no fees will be paid to brokers, dealers or others by either KazakhGold or Polyus Gold in connection with the Private Exchange Offer. KazakhGold is paying the costs of printing and mailing materials to Eligible Polyus Securityholders, certain legal and filing fees and the fees and expenses of the Information Agent, the Exchange Agent and NRC. KazakhGold will also cover the cost of re-registration of Polyus Shares in the Register with respect to the Private Exchange Offer, including with respect to the return of Polyus Shares if the Private Exchange Offer fails to become unconditional or is otherwise terminated. However, brokers, dealers or other persons may charge shareholders a fee for soliciting acceptances with respect to Polyus Shares and/or Polyus ADSs pursuant to the Private Exchange Offer. Eligible Polyus Securityholders will pay all share transfer taxes, if any, with respect to the transfer and acceptance of the Private Exchange Offer with respect to their Polyus Shares and Polyus ADSs. Any fees charged by Russian depositaries shall be borne by the accepting Polyus Shareholders.

12.3	Information Agent and Exchange Agent

KazakhGold has retained BNY Mellon Shareowner Services to act as Information Agent and BNY Mellon, acting through BNY Mellon Shareowner Services, as Exchange Agent for the Private Exchange Offer. BNY Mellon Shareowner Services will receive reasonable and customary compensation for its services as Information Agent and Exchange Agent and will be reimbursed by KazakhGold for certain out-of-pocket expenses.

12.4	NRC

KazakhGold has entered into a services agreement with NRC to facilitate the process of accepting the Private Exchange Offer with respect to Polyus Shares, and Eligible Polyus Shareholders accepting the Private Exchange Offer with respect to Polyus Shares will be required to provide originals of their Forms of Acceptance and underlying documents to NRC. NRC will receive reasonable and customary compensation related to a private exchange offer of this nature and will be reimbursed by KazakhGold for certain out-of-pocket expenses and share registrar fees charged on transfers of Polyus Shares held by Eligible Polyus Shareholders directly with NRC.

12.5	Governing Law

The Private Exchange Offer, and the agreements made in accordance herewith, shall be governed by English law.

12.6	Further Information

Questions and requests for assistance in connection with the Private Exchange Offer may be directed to the Information Agent at its address and telephone number set forth on the back page of this Document. Questions and requests for assistance in connection with the Share Forms of Acceptance may also be directed to NRC at its address and telephone number set forth on the back page of this Document.

The Prospectus may be downloaded from KazakhGold’s website at: http://www.kazakhgold.com/, and will be made available at KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom during working hours on any business day (Saturday, Sundays and public holidays excepted) before the Expiration Time.

KazakhGold files annual reports and other information with the London Stock Exchange and any information that KazakhGold subsequently files with the London Stock Exchange will automatically update and supersede prior filed information in the respective company’s filings.

The public may read and copy reports or other information that KazakhGold files with the London Stock Exchange to the extent it is required to be made public pursuant to rules and guidance made by the FSA under the FSMA. Certain of such filings are available to the public on the KazakhGold website at http://www.kazakhgold.com. The KazakhGold website is included in this Document as an inactive textual reference only. The information contained on KazakhGold’s website is not incorporated by reference into the Private Exchange Offer and should not be considered to be part of the Private Exchange Offer. KazakhGold is exempt from the registration requirements of the U.S. Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) thereunder and publishes certain required information in English in this respect on its internet

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website or through an electronic information delivery system generally available to the public in its primary trading market.

Polyus Gold files annual and quarterly reports and other information with the FSFM and any information that Polyus Gold subsequently files with the FSFM will automatically update and supersede prior filed information in the respective company’s filings. Polyus Gold is exempt from the registration requirements of the U.S. Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) thereunder and publishes certain required information in English in this respect on its internet website or through an electronic information delivery system generally available to the public in its primary trading market.

The public may read and copy reports or other information that Polyus Gold files with the FSFM to the extent it is required to be made public pursuant to Russian Law. Such filings are available to the public on the Polyus Gold website at: http://www.polyusgold.com. The Polyus Gold website is included in this Document as an inactive textual reference only. The information contained on the Polyus Gold website is not incorporated by reference into the Private Exchange Offer and should not be considered to be part of the Private Exchange Offer.

This Document, the Prospectus and any announcements with respect to the Private Exchange Offer and contacts of the Information Agent and KazakhGold are and will be made available at: http://www.kazakhgold.com.

If you are an Eligible Polyus ADS Holder accepting the Private Exchange Offer with respect to Polyus ADSs held outside of DTC, Euroclear or Clearstream, you must forward your ADS Form of Acceptance and any other required documentation, to the Exchange Agent at:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310

If you are an Eligible Polyus Shareholder accepting the Private Exchange Offer with respect to Polyus Shares, you must deliver your Form of Acceptance and any other required documentation to NRC at:

Closed Joint-Stock Company The National Registry Company
6 ul. Veresaeva, Moscow, Russia 121357
Tel: +7 (495) 440-63-24
Fax: +7 (495) 440-63-55

For information and documentation regarding the Private Exchange Offer, including any required Forms of Acceptance, please contact:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:

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BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310
From within the U.S. Tel: 1-866-300-4353 (Toll free)
From outside the U.S. Tel: 1-201-680-6579 (Collect)

KAZAKHGOLD GROUP LIMITED

2 July 2010

For immediate release	5 July 2010

KazakhGold Group Limited

PUBLICATION OF PROSPECTUS AND NOTICE OF EXTRAORDINARY
GENERAL MEETING

KazakhGold Group Limited (“KazakhGold” or the “Company”) announces that on 2 July 2010, in accordance with the Prospectus Directive, it published a prospectus (the “Prospectus”) relating to the proposed combination of KazakhGold with Polyus Gold announced on 30 June 2010 (the “Proposed Combination”).

KazakhGold also announces that on 2 July 2010 it posted a circular (the “Circular”) to its shareholders convening an extraordinary general meeting of KazakhGold shareholders (the “Extraordinary General Meeting”) to approve the increase of KazakhGold’s authorised share capital and other matters relating to the Proposed Combination. The Extraordinary General Meeting will be held at 10.00 a.m. on 27 July 2010 at 88 Wood Street, London EC2V 7RS, United Kingdom.

The Prospectus and the Circular will each shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

The Prospectus and the Circular are each also available for download from KazakhGold’s website at: http://www.kazakhgold.com and at KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom during working hours on any business day (Saturdays, Sundays and public holidays excepted).

Definitions used in the announcement of the Proposed Combination dated 30 June 2010 have the same meaning when used in this announcement, unless the context requires otherwise.

Enquiries:

KazakhGold	+44 (0) 20 8528 1450

Alexey V. Chernushkin, Director, Capital Markets and IR

Polyus Gold	+7 (495) 641 3377

Evguenia V.Buydina, IR manager

HSBC (financial adviser to KazakhGold)	+44 (0) 20 7991 8888

Sergei Chinkis
Jan Sanders

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HSBC Bank plc (“HSBC”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for KazakhGold and no one else in connection with the Proposed Combination and will not be responsible to anyone other than KazakhGold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Proposed Combination, the contents of this announcement or any other matter referred to herein.

General

Neither this announcement nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. This announcement and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia and the Private Exchange Offer referred to herein does not, and is not intended to, constitute a public offer in Russia. The depositary receipts of KazakhGold Group Limited have not been and will not be registered in the Russian Federation and are not intended for and will not be admitted to “placement” or “public circulation” in Russia.

Notice to U.S. investors

It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style.

The KazakhGold Shares to be represented by the KazakhGold GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

The Private Exchange Offer is made for Polyus Securities and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of KazakhGold GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of KazakhGold GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that KazakhGold may purchase Polyus Securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.

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PLEASE CAREFULLY READ THE INSTRUCTIONS SET OUT HEREIN BEFORE COMPLETING AND SUBMITTING THIS SHARE FORM OF ACCEPTANCE

This document should be read in conjunction with the Private Exchange Offer Document dated 2 July 2010, as may be amended from time to time (the “Private Exchange Offer Document”), which, together with this Share Form of Acceptance (the “Share Form of Acceptance”), and the American Depositary Share Form of Acceptance (the “ADS Form of Acceptance”), and any amendments or supplements thereto, contain the terms and conditions of the private exchange offer (together with any amendments or supplements thereto, the “Private Exchange Offer”). Terms without definition shall have the meanings assigned to them in the Private Exchange Offer Document. All terms and conditions contained in the Private Exchange Offer Document applicable to Polyus Shares are deemed to be incorporated in, and form part of, this Share Form of Acceptance (including with respect to the procedures for submitting this Share Form of Acceptance and transferring the relevant Polyus Shares to KazakhGold).

--------------------------------------------------------------

     SHARE FORM OF ACCEPTANCE
to accept the Private Exchange Offer with respect to common shares of OJSC Polyus Gold, each with a nominal value of 1.00 ruble (the “Polyus Shares”)

by

KAZAKHGOLD GROUP LIMITED

(incorporated and registered in Jersey under company number 91264)

to acquire 15 % of the issued and outstanding share capital (whether in the form of Polyus Shares or in the form of Polyus ADSs) of

     OJSC POLYUS GOLD
based on the following exchange ratios*:

for each Polyus Share 9.260                Level I GDRs

for each Polyus ADS                4.885 Level I GDRs

(Every two Polyus ADSs represent one Polyus Share)

*The exchange ratios were arrived at based on the following assumed values:

•	each Polyus Share of approximately USD48.25;
•	each two Polyus ADSs of approximately USD50.90;
•	each Level I GDR of approximately USD5.21.

The Private Exchange Offer will expire at 5:00 pm New York City time on 10 August 2010, unless this Private Exchange Offer is extended by KazakhGold.

Duly completed Share Forms of Acceptance, as well as any documents required to be delivered together with this Share Form of Acceptance, must be delivered to Closed Joint Stock Company The National Registry Company (“NRC”) during its normal business hours at the address indicated in this Share Form of Acceptance prior to 5:00 p.m., Moscow time, on 10 August 2010 as described in this Share Form of Acceptance and the Polyus Shares, with respect to which the Share Form of Acceptance is submitted, must be transferred to KazakhGold’s Russian securities account prior to 5:00 p.m., Moscow time, on 10 August 2010.

This Share Form of Acceptance is to be used only by Eligible Polyus Shareholders that are considered owners of (vladelets) or trustees (doveritel’nyi upravlyajuschij) with respect to the relevant Polyus Shares under Russian Law, held either on personal accounts in the Register or on depo accounts with Russian depositaries, provided that the relevant trustee is acting as trustee pursuant to the laws of the Russian Federation and has the authority to dispose of and exchange the relevant Polyus Shares to Level I GDRs in the manner set out in the Private Exchange Offer pursuant to the relevant trust agreement. Please consult your brokers, legal counsel, financial and tax advisers to determine whether to accept the Private Exchange Offer.

Note: Prior to completing and submitting the Share Form of Acceptance, along with all other required documents, to NRC, please read the attached instructions and the Private Exchange Offer Document carefully. Share Forms of Acceptance that are incorrectly completed or that are incomplete or Share Forms of Acceptance submitted without the required documents may not be accepted. Share Form of Acceptance will not be accepted, if the Polyus Shares to which the Share Form of Acceptance relates are not transferred to KazakhGold’s account prior to 5:00 p.m., Moscow time, on 10 August 2010.

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TABLE OF CONTENT

I.	ACTIONS TO BE TAKEN	4

II.	INSTRUCTIONS ON HOW TO COMPLETE THE FORM OF ACCEPTANCE	16

III.	FORM OF ACCEPTANCE	19

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I. ACTIONS TO BE TAKEN

1.	In order for this Share Form of Acceptance to constitute avalid acceptance of the Private Exchange Offer you should:

1.1. Deliver the duly completed and executed original hard copy of the Share Form of Acceptance (with all attachments) to NRC at the following address prior to 5:00 p.m., Moscow time, on 10 August 2010:

Closed Joint-Stock Company The National Registry
Company (Head Office)
6, ul. Veresaeva, Moscow 121357, Russian Federation
AND

1.2. Transfer the Polyus Shares with respect to which the Private Exchange Offer has been accepted and this Share Form of Acceptance is submitted to the securities account of KazakhGold in the Register prior to 5:00 p.m., Moscow time, on 10 August 2010.

2.	You must not sign this Share Form of Acceptance if you are located in Canada, Australia or Japan or in the Russian Federation if you are not a qualified investor as defined in the Article 51.2 of the Russian Securities Market Law, or any other jurisdiction where the extension or availability of the Private Exchange Offer are restricted.

3.	If you are resident of or located in the Russian Federation, you must confirm that you satisfy the legal definition of “qualified investor” under the Article 51.2 of the Russian Securities Market Law and provide the supporting documentation together with your Share Form of Acceptance (the list of relevant confirmatory documents is provided in paragraph 8 below).

4.	Share Form of Acceptance may be submitted either (i) by you, directly or (ii) by your duly authorized representatives acting on the basis of notarized and, where applicable, legalized powers of attorney. In this case you must deliver the power of attorney (please note the requirements applicable to such power of attorney that are provided in paragraph 9 below) to NRC along with this Share Form of Acceptance prior to 5:00 p.m., Moscow time, on 10 August 2010.

5.	Where you accept the Private Exchange Offer and have a personal account directly with the Polyus Gold register held by NRC (the “Register”), the information provided by you in the Share Form of Acceptance must be exactly as contained in the Register and, if the Share Form of Acceptance is signed and submitted by your authorized

4

representative, the power of attorney must be executed by the person(s) having the right to represent you without a power of attorney based on the information contained in the Register. Thus, you are urged to update your details contained in the Register prior to submitting your Share Forms of Acceptance to NRC.

6.	If you are accepting the Private Exchange Offer through your custodians or other nominee holders, you are urged to consult your custodians and/or other nominee holders with any questions relating to the applicable procedures of submitting the Share Form of Acceptance.

7.	The procedures you need to follow to complete and submit the Share Form of Acceptance, as well as the list of documents to be submitted therewith, may differ depending on whether your rights to Polyus Shares are recorded in your personal account in the Register or on a “depo” account with a depositary.

7.1	IF POLYUS SHARES ARE HELD ON A PERSONAL SECURITIES ACCOUNT IN THE REGISTER

7.1.1	If you hold your Polyus Shares on a personal account directly in the Register and submitting your Share Form of Acceptance to NRC yourself, you must:

(1)	At or prior to submitting your Share Form of Acceptance, update your respective details and details of your securities account contained in the Register and provide NRC with any documents required or requested for these purposes.

(2)	Properly complete and sign your Share Form of Acceptance.

(3)	At submitting your Share Form of Acceptance, provide NRC with:

a)	your passport or other I.D., if you are an individual (to be demonstrated to an employee of NRC upon submitting);

b)	your passport or other I.D. and a document confirming the appointment of the person(s) submitting the Share Form of Acceptance on your behalf and entitled to act without a power of attorney if you are a legal entity and the Share Form of Acceptance is not being executed under a power of attorney (to be demonstrated to an employee of NRC upon submitting);

c)	properly executed transfer order to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s account in the Register, details of which are provided below; the transfer order must indicate the following reason for the transfer of the specified number of

5

Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold, dated 2 July 2010”;

d)	documents, confirming the status of “qualified investor” pursuant to the Russian Securities Market Law (if applicable).

(4)	Comply with any other applicable requirements and provide such other documents as may be required by the Private Exchange Offer Document and this Share Form of Acceptance.

7.1.2	If you hold your Polyus Shares on a personal account directly in the Register and have your authorised representative submityour Share Form of Acceptance to NRC on your behalf, you must:

(1)	At or prior to submitting your Share Form of Acceptance, update your respective details and details of your securities account in the Register and provide NRC with any documents required or requested for these purposes.

(2)	To the extent not already available, grant a power of attorney to your authorized representative. You are urged to consult with NRC that the powers granted and authorization given to your representative in the relevant power of attorney will suffice for purposes of acceptance of the Private Exchange Offer.

(3)	Procure that properly completed and duly executed Share Form of Acceptance is submitted to NRC by your authorized representative who must provide NRC with the following documents upon submitting of the Share Form of Acceptance on your behalf:

a)	properly completed and duly signed Share Form of Acceptance;

b)	passport or other I.D. and the power of attorney duly granted to him/her (to be demonstrated to an employee of NRC upon submitting);

c)	properly completed and duly signed transfer order to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register, details of which are provided below; the transfer order must indicate the following reason for the transfer of the specified number of Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold, dated 2 July 2010”;

d)	documents, confirming the status of “qualified investor” pursuant to the Russian Securities Market Law (if

6

applicable).

(4)	Comply with any other applicable requirements and provide such other documents as may be required by the Private Exchange Offer Document and this Share Form of Acceptance.

7.2	IF POLYUS SHARES ARE HELD ON A DEPO ACCOUNT WITH A RUSSIAN DEPOSITARY

7.2.1	If you hold your Polyus Shares on a depo account with a depositary (nominee holder) and submitting your Share Form of Acceptance to NRC yourself, you must:

(1)	Properly complete and duly sign your Share Form of Acceptance.

(2)	Prior to submitting your Share Form of Acceptance:

a)	instruct your depositary to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register, details of which are provided below, and

b)	obtain from your depositary:

i	a statement of your depo account (if your depositary has an account of a nominee holder in the Register), or all statements of each depo account provided by all nominee holders in the chain of nominal holding or a consolidated statement of all depo accounts within the chain of nominal holding showing all levels of nominal holding of your Polyus Shares, dated not later than 5 (five) business days prior to submitting the Share Form of Acceptance to NRC, and

ii	a certified (by the depositary) copy of the instruction, acceptable by the depositary for processing, to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register; the transfer instruction to the depositary must contain (1) the reason for the transfer of the specified number of Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold, dated 2 July 2010”, and (2) number of a your depo account, requisites of depositary agreement with your depositary and requisites of all inter-depositary agreements if the depositary, with which you have a depo account, does not have a nominee holder account in the Register.

(3)	At submitting the Share Form of Acceptance, provide NRC with:

a)	documents required to confirm your identity and consisting of the same documents that would be required from you

7

pursuant to the laws of the Russian Federation if you were to open a personal account in the Register, including:

i	if you are a legal entity:

1)	a copy of the company’s charter, notarised or certified by the registration authority (and, if you are a foreign legal entity, also legalised (by way of consular legalisation or apostil) with a notarised Russian translation attached);

2)	a copy of the company’s certificate of state registration, notarised or certified by the registration authority (and, if you are a foreign legal entity, also legalised (by way of consular legalisation or apostil) with a notarised Russian translation attached);

3)	a document confirming the appointment of the person(s) entitled to act on your behalf without a power of attorney (either in original or in notarised copy or in a copy certified by the company’s seal) (and, if you are a foreign legal entity, also legalised (by way of consular legalisation or apostil) with a notarised Russian translation attached);

4)	an original or notarised copy of a bank card / other document with the specimen signatures of the persons having a right of “first signature” and a sample of the company’s seal. Signatures on the bank card/other document must be notarised (and, if you are a foreign legal entity, also legalised (by way of consular legalisation or apostille) with a notarised Russian translation attached).

ii	if you are an individual:

1)	a passport or other I.D. of a foreign citizen.

b)	a statement of the depo account/all statements of each depo account provided by all nominees in the chain of nominal holding/consolidated statement of all depo accounts within the chain of nominal holding, confirming the your rights to the Polyus Shares, dated not later than the 5th business day prior to submitting the Share Form of Acceptance to NRC;

c)	a certified (by the depositary) copy of the instruction, accepted by the depositary for processing, to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register; the transfer instruction to the depositary must contain (1)

8

the reason for the transfer of the specified number of Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold, dated 2 July 2010”, and (2) number of a your depo account, requisites of depositary agreement with your depositary and requisites of all inter-depositary agreements if the depositary, with which you have a depo account, does not have a nominee holder account in the Register;

d)	documents, confirming the status of “qualified investor” pursuant to the Russian Securities Market Law (if applicable).

(4)	Comply with any other applicable requirements and provide such other documents as may be required by the Private Exchange Offer Document and this Share Form of Acceptance.

7.2.2	If you hold your Polyus Shares on a depo account with a depositary (acting as a nominee holder) and have your authorised representative submit your Share Form of Acceptance to NRC on your behalf, you must:

(1)	To the extent not already available, grant a power of attorney to your authorised representative.

(2)	Prior to submitting the Share Form of Acceptance:

a)	instruct your depositary to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register, details of which are provided below, and

b)	obtain from the depositary:

i	a statement of the your depo account (if your depositary has an account of a nominee holder in the Register), or all statements of each depo account provided by all nominee holders in the chain of nominal holding or a consolidated statement of all depo accounts within the chain of nominal holding showing all levels of nominal holding of your Polyus Shares, dated not later than 5 (five) business days prior to submitting the Share Form of Acceptance to NRC, and

ii	a certified (by the depositary) copy of the instruction, acceptable by the depositary for processing, to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register; the transfer instruction to the depositary must contain (1) the reason for the transfer of the specified number of Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold, dated 2 July 2010”, and (2) number of your depo account, requisites of depositary agreement with your

9

depositary and requisites of all inter-depositary agreements if the depositary, with which you have a depo account, does not have a nominee holder account in the Register.

(3)	Procure that properly completed and duly executed Share Form of Acceptance is submitted to NRC by your authorised representative who must provide NRC with the following documents upon submitting the Share Form of Acceptance on your behalf:

a)	properly completed and duly signed Share Form of Acceptance indicating the full name (company name) and your address or your registered office;

b)	the documents required to confirm your identity and consisting of the same documents that would be required from you pursuant to the laws of the Russian Federation if you were to open a personal account in the Register (please see the list in paragraph 7.2.1. above);

c)	properly granted power of attorney;

d)	a statement of your depo account/all statements of each depo account provided by all nominees in the chain of nominal holding/consolidated statement of all depo accounts within the chain of nominal holding, confirming your rights to the Polyus Shares, dated not later than the 5 (five) business days prior to submitting the Share Form of Acceptance to NRC;

e)	a certified (by the depositary) copy of the instruction, accepted by the depositary for processing, to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register; the transfer instruction to the depositary must contain (1) the reason for the transfer of the specified number of Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold, dated 2 July 2010”, and (2) number of your depo account, requisites of depositary agreement with your depositary and requisites of all inter-depositary agreements if the depositary, with which you have a depo account, does not have a nominee holder account in the Register.

f)	documents, confirming the status of “qualified investor” pursuant to the Russian Securities Market Law (if applicable).

(4)	Comply with any other applicable requirements and provide such other documents as may be required by the Private Exchange Offer Document and this Share Form of Acceptance.

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8.	If you are registered or located in the Russian Federation, you must:

(1)	Confirm that you fall within the definition of “qualified investor” under Article 51.2 of the Russian Securities Market Law by providing relevant confirmatory documents to NRC together with the signed Share Form of Acceptance.

(2)	The following documents must be provided to confirm the status of “qualified investor” under Russian Securities Market Law:

a)	with respect to legal entities that are “qualified investors” explicitly listed in clause 2 of Article 51.2 of the Russian Securities Market Law (including, among others, brokers, dealers and managers; credit institutions; joint-stock investment funds; management companies of investment funds and non-government pension funds; insurance organisations; non-governmental pension funds):

i	Extract from the Unified State Register of Legal Entities (of the Russian Federation) with respect to your company as at the most recent date as reasonably possible (original copy) (if applicable); and

ii	Notarised copy of the license issued to you pursuant to the Russian Securities Market Law or other Russian laws to engage in the relevant types of activities listed in clause 2 of Article 51.2 of the Russian Securities Market Law if such activities require a license under Russian law (if applicable);

b)	with respect to legal entities that were recognised as “qualified investors” by entities authorised to effect such recognition pursuant to the Russian Securities Market Law and the applicable FSFM regulations:

i	extract from the register of persons and entities recognised as “qualified investors” at least with respect to financial instruments including or similar to depositary receipts issued by broker, manager or other person authorised to hold such registers pursuant to Russian law as at the most recent date as reasonably possible (original copy).

PLEASE NOTE: If you are a “qualified investor” not listed in clause 2 of Article 51.2 of the Russian Securities Market Law you may only accept Level I GDRs through a Russian broker authorised to accept Level I GDRs on

11

your behalf. Details of such Russian broker must be provided in the Share Form of Acceptance. Notarised copy of a license issued to such broker must be attached to your Share Form of Acceptance.

9.	Powers of attorney issued to authorised representatives:

(1)	must be notarised or granted in accordance with Article 185 of the Civil Code of the Russian Federation. If you are issuing a power of attorney and you are not resident in Russia, such power of attorney must be:

a)	notarised in the jurisdiction where you are located or where you reside; and

b)	legalised (by way of consular legalisation or apostille). If the power of attorney or notarisation legend is issued in a foreign language, such power of attorney or notarisation legend must be legalised and translated into Russian and such translation must be further notarised. If the power of attorney consists of several pages, such pages must be bound by a notary.

(2)	should provide for at least the following authorities of the attorney:

a)	to complete, execute and submit the Share Form of Acceptance on your behalf;

b)	to submit documents to and to receive documents from NRC;

c)	where appropriate, to sign and submit a transfer order on your behalf, provide documents for amending information on your personal securities account in the Register (in case of updating your details or details of your securities account in the Register); and

d)	where appropriate, to re-delegate the authorities granted by the power of attorney.

Please consult your legal counsel and your nominee holder or custodian prior to granting a power of attorney with respect to the Private Exchange Offer.

10.	Details of KazakhGold’s personal account in the Register to which Polyus Shares must be transferred in order for a Share From of Acceptance to be deemed valid and which must be set forth in the transfer orders/transfer instructions to a depositary:

(1)	Full name: KAZAKHGOLD GROUP LIMITED

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(2)	Account number: 5827001291

(3)	Title/type of the document (certificate) confirming state registration: certificate of incorporation of legal entity

(4)	Number and date of issuance of such document (certificate): 91264, issued on September 26, 2005

(5)	Name of the issuing state authority: Financial Services Commission of Jersey

PLEASE NOTE: The transfer order/transfer instruction to the depositary must indicate the following reason for the transfer of the specified number of Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold, dated 2 July 2010”. The transfer instruction to the depositary must contain, among other details, the number of your depo account, requisites of depositary agreement with your depositary and requisites of all inter-depositary agreements if the depositary, with which you have a depo account, does not have a nominee holder account in the Register.

11.	In order to be able to receive Level I GDRs, you will need to indicate in your Share Form of Acceptance the details of the Euroclear/Clearstream/DTC account or name of a registered securityholder on the books of Polyus ADS Depositary to which the Level I GDRs should be transferred in accordance with Section 8 of the Private Exchange Offer Document. Share Forms of Acceptance not including such account details may not be accepted.

12.	The number of Polyus Shares to be indicated in the applicable Share Form of Acceptance

(1)	The number of Polyus Shares indicated in the applicable Share Form of Acceptance must correspond to the number of Polyus Shares credited to KazakhGold’s account from your account (or account of your nominee holder) or account of your trustee within the Register.

(2)	If the number of Polyus Shares indicated in the Share Form of Acceptance exceeds the number of Polyus Shares credited to KazakhGold’s account from your account (or account of your nominee holder) or account of your trustee in the Register, the Share Form of Acceptance will be accepted only with respect to such number of Polyus Shares as have been credited to the personal securities account of KazakhGold in the Register.

(3)	If the number of Polyus Shares indicated in the Share

13

Form of Acceptance is less than the number of Polyus Shares credited to KazakhGold’s account from your account (or account of your nominee holder) or account of your trustee in the Register, the number of Polyus Shares credited to KazakhGold’s account from your account (or account of your nominee holder) or account of your trustee in the Register will be deemed to be the number of Polyus Shares with respect to which you accept the Private Exchange Offer.

(4)	If you have submitted more than one Share Form of Acceptance, the latest Share Form of Acceptance will be accepted as containing the correct details, however, you will be deemed to have accepted the Private Exchange Offer with respect to such number of Polyus Shares as have been credited to the personal securities account of KazakhGold in the Register prior to 5:00 p.m., Moscow time, on 10 August 2010, regardless of the number of Polyus Shares indicated in such latest Share Form of Acceptance or any of the previously submitted by you Share Forms of Acceptance.

(5)	If you have submitted Share Form of Acceptance but the Polyus Shares, with respect to which you have submitted the Share Form of Acceptance, are not credited to the account of KazakhGold prior to 5:00 p.m., Moscow time, on 10 August 2010, such acceptance of the Private Exchange Offer may be deemed invalid. KazakhGold may, at its own discretion, agree to accept Polyus Shares received following such date.

13.	Any Share Form of Acceptance appearing to KazakhGold, BNYM or NRC, or their respective agents, to have been submitted in the Russian Federation from an entity not falling within the definition of “qualified investors” under Russian Securities Market Law will be rejected as invalid. KazakhGold, BNYM or NRC, or their respective agents, reserve the right to treat as valid, in whole or in part, any Share Form of Acceptance that is not entirely in order or that is incomplete.

14.	Upon your request or request of your authorised representative, NRC shall issue to you or your authorised representative a receipt for submitted documents.

15.	A fee will be charged by NRC and, if applicable, the Russian depositaries acting as nominee holders for the transfer of Polyus Shares:

(1)	from Eligible Polyus Shareholders’ accounts to the personal account of KazakhGold; and

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(2)	if the Private Exchange Offer is terminated for any reason, from KazakhGold’s personal account to the accounts of Eligible Polyus Shareholders or the relevant Russian depositaries acting as their nominee holders.

Costs and fees charged by NRC for operations indicated herein will be borne by KazakhGold.

Costs and fees charged by Russian depositaries (nomineeholders), if any, will be borne by the relevant EligiblePolyus Shareholders.

16.	Questions and requests for assistance in connection with accepting the Private Exchange Offerand the relevant acceptance procedures should be directed:

(1)	with respect to Polyus ADSs: to the BNY Mellon Shareholder Services acting as Information Agent at the address set forth below:

By Mail:
BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:
BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310
From within the U.S. Tel: 1-866-300-4353 (Toll free)
From outside the U.S. Tel: 1-201--680-6579 (Collect)

(2)	with respect to Polyus Shares: to NRC at the address and telephone number set forth below:

Closed Joint-Stock Company The National Registry
Company
6 ul. Veresayeva, Moscow, Russia 121357
Tel: +7 (495) 440-63-24
Fax: +7 (495) 440-63-55

15

II. INSTRUCTIONS ON HOW TO COMPLETE THE FORM OF ACCEPTANCE

1	The number of Polyus Shares

If you wish to accept the Private Exchange Offer, indicate in Box 1 the total number of Polyus Shares in respect of which you wish to accept the Private Exchange Offer. Then complete Box 2, Boxes 3a-3u (if applicable and, if so, as appropriate), Box 4 (if applicable), Boxes 5-6 (if applicable), Box 7 and Box 8 and then sign Box 9 in accordance with the instructions set out at section 9, below, which will constitute your acceptance of the Private Exchange Offer.

The number of Polyus Shares indicated in Box 1 must correspond to the number of Polyus Shares transferred by you to KazakhGold

If the number of Polyus Shares indicated in Box 1 exceeds the number of Polyus Shares transferred by you to KazakhGold and you have signed Box 9, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus Shares transferred by you to KazakhGold.

If the number of Polyus Shares indicated in Box 1 is less than the number of Polyus Shares transferred by you to KazakhGold and you have signed Box 9, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus Shares transferred by you to KazakhGold.

If you have submitted more than one Share Form of Acceptance where you have signed Box 9, the latest Share Form of Acceptance will be accepted as containing the correct details , however, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus Shares transferred by you to KazakhGold prior to 5:00 p.m., Moscow time, on 10 August 2010, regardless of the number of Polyus Shares written in Box 1 of such latest Share Form of Acceptance or any of the previously submitted by you Share Forms of Acceptance.

If you have submitted your Share Form of Acceptance but the Polyus Shares, with respect to which you have submitted your Share Form of Acceptance, are not credited to the account of KazakhGold prior to 5:00 p.m., Moscow time, on 10 August 2010, your acceptance of the Private Exchange Offer may not be valid. KazakhGold may, at its own discretion, agree to accept Polyus Shares received following such date.

Please note that acceptances of the Private Exchange Offer are irrevocable.

2	Details of account for delivery of Level I GDRs

If you wish to accept the Private Exchange Offer, you must provide full and valid details of an account, opened in your name or name of your depositary or broker or other nominee, for delivery of Level I GDRs upon completion of the Private Exchange Offer.

Please note that if you are an Eligible Polyus Shareholder registered or located in the Russian Federation, you must confirm that you are a “qualified investor” as defined in Russian Securities Market Law and, unless you are a qualified investor listed in clause 2 of Article 51.2 of Russian Securities Market Law, you must authorise a Russian broker to accept Level I GDRs on your behalf and provide details of such Russian broker in Box 6. In such case details provided in Box 2 must be details of your Russian broker or its respective broker or custodian.

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3	Details of your securities account (either personal account in the Register or a depo account), on which your Polyus Shares are (or were) held and to which such Polyus Shares must be returned if the Private Exchange Offer is terminated or any of your Polyus Shares are not accepted for exchange

If you wish to accept the Private Exchange Offer, insert details of the Russian securities account, within which your Polyus Shares are registered in Boxes 3a and 3b. If your Russian securities account is a “depo” account with a Russian-licensed depositary, as opposed to a personal account with NRC, the Registrar, insert in Boxes 3c to 3u (as appropriate) details of such “depo” account, together with details of any and all “depo” accounts held with intermediary depositaries. Please use a separate sheet to provide the details requested in Boxes 3c to 3u in respect of “depo”, accounts of any additional intermediary depositaries, if necessary. You should provide the number of the account of the nominee holder in the Register assigned to the intermediary depositary that is last in the chain of any such intermediary depositaries, along with the details of your Russian securities account.

Please consult with your depositary before providing information relating to your Russian securities account, to ensure that the information provided will be sufficient for the purposes of providing a description of the basis for the transfer of securities to be included in the transfer order for the return of Polyus Shares. If necessary, please provide any additional details or wording on a separate sheet.

Please liaise with your depositary to obtain, or to assist you with obtaining, the number and date of the inter-depositary agreements entered into between your depositary and any intermediary depositary, or between any intermediary depositaries, to be set out in Boxes 3e to 3u (as appropriate). Should your depositary be unable to provide to you with these details, please indicate this in the relevant Boxes or on a separate sheet.

Please note that failure to indicate these details in this Share Form of Acceptance may result in delay or inability to return your Polyus Shares to your depo account if the Private Exchange Offer is terminated. Please provide all account information in both English and Russian.

4	If you are registered in the Russian Federation

If you are registered in the Russian Federation, please tick Box 4 and proceed to Box 5. If you are NOT registered in the Russian Federation, please insert ‘NO’ in Box 4 and proceed to section 7. Please note that if you leave Box 4 blank, your Share Form of Acceptance may be considered invalid.

5	Status of “qualified investor” under Russian Securities Market Law

If you are an Eligible Polyus Shareholder registered or located in the Russian Federation and ticked Box 4 accordingly, you must confirm that you fall within the definition of “qualified investor” under Article 51.2 of the Russian Securities Market Law and provide confirmatory documents to NRC together with the executed Share Form of Acceptance. Please refer to paragraph 8 of Section I “Actions to be taken” for documents to be provided to NRC to confirm the status of “qualified investor” under Russian Securities Market Law.

6	Details of Russian broker

If you are an Eligible Polyus Shareholder that is resident or registered in the Russian Federation and you are a “qualified investor” under Article 51.2 of the Russian Securities Market Law but you are not one of the entities explicitly

17

listed in clause 2 of Article 51.2 of the Russian Securities Market Law you may only accept Level I GDRs through a Russian licensed broker authorised to accept Level I GDRs on your behalf. Please provide full details of such broker in Box 6. Such details must include:

a)	full name, including organisational form;

b)	full registered office address;

c)	OGRN number;

d)	number, issuing authority, date of issuance and date of validity of broker’s licence.

Please attach a notarised copy of the licence issued to your broker to this Share Form of Acceptance.

7	Representation and warranties

If you are unable to give the warranties and representation required by Section 3.1(i) of the Private Exchange Offer Document, you must insert “NO” in Box 7 and contact BNY Mellon. Otherwise, leave Box 7 blank.

If you do not put “NO” in Box 7 you will be deemed to have given such warranties and representations.

8	Full name(s) and address(es)

Complete Box 8 with your full name(s) and address(es).

Please also provide a daytime telephone number and/or e-mail address at which you may be contacted in the event of any query.

9	Signatures

If you wish to accept the Private Exchange Offer you must sign Box 9. If yours is a joint holding, arrange for all other joint holders to do likewise.

If you sign this Share Form of Acceptance and you are not an Eligible Polyus Shareholder, insert the name(s) and capacity (e.g. attorney or executor(s)) of the person(s) signing this Share Form of Acceptance sign Box 9 where indicated. You should also deliver evidence of your authority in accordance with the notes in paragraph 7 of the Section I “Actions to be taken” above.

You must not sign this Share Form of Acceptance if you are located in Canada, Australia or Japan or in the Russian Federation if you are not a qualified investor as defined in the Article 51.2 of the Russian Securities Market Law, or any other jurisdiction where the extension or availability of the Private Exchange Offer are restricted.

18

III. FORM OF ACCEPTANCE

PLEASE COMPLETE IN BLOCK CAPITALS FOLLOWING
INSTRUCTONS ON PAGES 16-18

The provisions of the Private Exchange Offer Document are deemed to be incorporated in and form part of this Share Form of Acceptance.

1	The number of Polyus Shares	Box 1

Insert the total number of your Polyus Shares in respect of which you wish to accept the Private Exchange Offer in Box 1.

Complete Box 2, Boxes 3a-3u (if applicable and, as appropriate), Box 4 (if applicable), Boxes 5-6 (if applicable), Box 7 and Box 8 and then sign Box 9 in accordance with the instructions set out at paragraph 9 Section II “Instructions on how to complete the Form of Acceptance”, above, which will constitute your acceptance of the Private Exchange Offer.

2	Details of account for delivery of Level I GDRs	Box 2

Please complete Box 2 to provide full and complete details of the account registered in your name or in the name of your custodian, broker or other nominee, to which Level I GDRs will be delivered upon completion of the Private Exchange Offer. Please note that if you are registered or located in the Russian Federation, you must complete Boxes 4, 5 and, if applicable, Box 6. If you are filling out Box 6, please note that details that must be provided in this Box 2 must be details of your Russian broker authorised by you to receive Level I GDRs on your behalf, or its respective broker or custodian.

3	Full detail of your securities account where your Polyus Shares are held

Please complete Boxes 3a to 3u, as appropriate, to provide full details of the securities account on which Polyus Shares, with respect to which you are submitting this Share Form of Acceptance, are held or were held prior to their transfer to KazakhGold. Please note that if the Private Exchange Offer is terminated for any reason, the Polyus Shares, which you will have transferred to KazakhGold prior to such termination, will be returned to the account, details of which are provided in this section 3.

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3a	Full name of the institution where your securities account is held (IN ENGLISH). Please indicate name of the Registrar or the depositary (nominee holder) exactly as it appears in the Register or in the depositary registration system.	Box 3a

Full name of the institution where your securities account is held (IN RUSSIAN). Please indicate name of the Registrar or the depositary (nominee holder) exactly as it appears in the Register or in the depositary registration system.

3b	Securities account number	Box 3b

If the securities account detailed in Boxes 3a and 3b is a personal account with NRC, please complete Box 3c and then proceed to section 4. If the securities account is a “depo” account with a Russian-licensed depositary, as opposed to a personal account with NRC, please proceed to section 3d.

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3c	Please provide the following information exactly as it appears in the Register, passport or other I.D. (document confirming registration or incorporation) IN ENGLISH:

Title/type of the document/certificate confirming your state registration (in respect of individuals passport or other I.D.).

Number and date of issuance of such document/certificate (passport or other I.D.).

	Name of the issuing state authority	Box 3c

Please provide the following information exactly as it appears in the Register, passport or other I.D. IN RUSSIAN:

Title/type of the document/certificate confirming your state registration (in respect of individuals passport or other I.D.

Number and date of issuance of such document/certificate (passport or other I.D.).

Name of the issuing state authority.

3d	Please indicate number and date of the depositary agreement entered into with the depositary detailed in Box 3a	Box 3d

If the depositary detailed in Box 3a has an account of nominee holder directly in the Register, please complete Boxes 3e and 3f and then proceed to Box 4. If there are any intermediary depositaries, please ignore Boxes 3e and 3f and proceed to Box 3g.

3e	Please indicate number of the account of the nominee holder in the Register assigned to your depositary	Box 3e

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3f	Please provide the following information in respect of the depositary detailed in Box 3a exactly as it appears in the Register or in the depositary registration system IN ENGLISH:

Title/type of the document/certificate confirming depositary’s state registration.

Number and date of issuance of such document/certificate.

	Name of the issuing state authority.	Box 3f

Please provide the following information in respect of the depositary detailed in Box 3a exactly as it appears in the Register or in the depositary registration system IN RUSSIAN:

Title/type of the document/certificate confirming depositary’s state registration.

Number and date of issuance of such document/certificate.

Name of the issuing state authority.

3g	Intermediary depositary “A” (if applicable)	Box 3g

Full name of intermediary depositary “A” (IN ENGLISH) (exactly as it appears in the Register or in the depositary registration system).

Full name of intermediary depositary “A” (IN RUSSIAN) (exactly as it appears in the Register or in the depositary registration system).

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3h	Please indicate number of the “depo” account of the depositary detailed in Box 3a opened with intermediary depositary “A”	Box 3h

3i	Please indicate number and date of the inter-depositary agreement entered into between the depositary detailed in Box 3a and intermediary depositary “A”	Box 3i

If intermediary depositary “A” has an account of nominee holder directly in the Register, please complete Boxes 3j and 3k and then proceed to Box 4. If there are further intermediary depositaries, please ignore Boxes 3j and 3k and proceed to Box 3l.

3j	Please indicate number of the account of the nominee holder in the Register assigned to intermediary depositary “A” having an account directly in the Register	Box 3j

3k	Please provide the following information in respect of intermediary depositary “A” exactly as it appears in the Register IN ENGLISH:

Title/type of the document/certificate confirming depositary’s state registration

Number and date of issuance of such document/certificate.

	Name of the issuing state authority.	Box 3k

Please provide the following information in respect of intermediary depositary “A” exactly as it appears in the Register IN RUSSIAN:

Title/type of the document/certificate confirming depositary’s state registration.

Number and date of issuance of such document/certificate.

Name of the issuing state authority.

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3l	Intermediary depositary “B” (if applicable)	Box 3l

Full name of intermediary depositary “B” (IN ENGLISH) (exactly as it appears in the Register or in the depositary registration system).

Full name of intermediary depositary “B” (IN RUSSIAN) (exactly as it appears in the Register or in the depositary registration system).

3m	Please indicate number of the “depo” account of intermediary depositary “A” opened with intermediary depositary “B”	Box 3m

3n	Please indicate number and date of the inter-depositary agreement entered into between intermediary depositary “A” and intermediary depositary “B”	Box 3n

If intermediary depositary “B” has an account of nominee holder directly in the Register, please complete Boxes 3o and 3p and then proceed to Box 4. If there are further intermediary depositaries, please ignore Boxes 3o and 3p and proceed to Box 3q.

3o	Please indicate number of the account of the nominee holder in the Register assigned to intermediary depositary “B” having an account directly in the Register	Box 3o

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3p	Please provide the following information in respect of intermediary depositary “B” exactly as it appears in the Register IN ENGLISH:

Title/type of the document/certificate confirming depositary’s state registration

Number and date of issuance of such document/certificate

	Name of the issuing state authority	Box 3p

Please provide the following information in respect of intermediary depositary “B” exactly as it appears in the Register IN RUSSIAN

Title/type of the document/certificate confirming depositary’s state registration

Number and date of issuance of such document/certificate

Name of the issuing state authority

3q	Intermediary depositary “C” (if applicable)	Box 3q

Full name of intermediary depositary “C” (IN ENGLISH) (exactly as it appears in the Register or in the depositary registration system).

Full name of intermediary depositary “C” (IN RUSSIAN) exactly as it appears in the Register or in the depositary registration system.

3r	Number of the “depo” account of intermediary depositary “B” opened with intermediary depositary “C”	Box 3r

3s	Please indicate number and date of the inter-depositary agreement entered into between intermediary depositary “B” and intermediary depositary “C”	Box 3s

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If intermediary depositary “C” has an account of nominee holder directly in the Register, please complete Boxes 3t and 3u and then proceed to Box 4. If there are further intermediary depositaries, please ignore Boxes 3t and 3u and provide the above details, including the details required to be provided under Boxes 3e, 3f, 3j, 3k, 3o, 3p, including the number of account of the nominee holder in the Register assigned to the intermediary depositary which is the last in the chain of intermediary depositaries, in respect of any additional depositaries on a separate sheet, before proceeding to section 4.

3t	Please indicate number of the nominee holder’s account in the Register assigned to intermediary depositary “C” having an account directly in the Register	Box 3t

3u	Please provide the following information in respect of intermediary depositary “C” exactly as it appears in the Register IN ENGLISH

Title/type of the document/certificate confirming depositary’s state registration.

Number and date of issuance of such document/certificate.

	Name of the issuing state authority.	Box 3u

Please provide the following information in respect of intermediary depositary “C” exactly as it appears in the Register IN RUSSIAN

Title/type of the document/certificate confirming depositary’s state registration

Number and date of issuance of such document/certificate

Name of the issuing state authority

26

If details of the securities account, on which your Polyus Shares, with respect to which you submit this Share Form of Acceptance are held, indicated in Boxes 3a through 3u above, as applicable, and to which Polyus Shares will be returned if the Private Exchange Offer is terminated for any reason, do not correspond with the details appearing on the copies of the transfer orders / transfer instructions to a depositary confirming the transfer of Polyus Shares to KazakhGold’s account, which you are submitting together with this Share Form of Acceptance, your Share Form of Acceptance may be treated as invalid

4	If you are registered in the Russian Federation	Box 4

If you are registered in the Russian Federation, please tick Box 4 and proceed to Box 5. If you are NOT registered in the Russian Federation, please insert ‘NO’ in Box 4 and proceed to section 7. Please note that if you leave Box 4 blank, your Share Form of Acceptance may be considered invalid.

If you are NOT registered or located in the Russian Federation, please ignore Box 5 and proceed to section 7.

5	Status of “qualified investor” under Russian Securities Market Law	Box 5a

If you are an Eligible Polyus Shareholder registered or located in the Russian Federation and you have ticked Box 4 above, and if you are a “qualified investor” listed in clause 2 of Article 51.2 of the Russian Securities Market Law please indicate in Box 5a the type(s) of activity you perform, which are explicitly listed in clause 2 of Article 51.2 of the Russian Securities Market Law. Please ensure that you enclose with this Share Form of Acceptance documents confirming your status as “qualified investor” under Russian Securities Market Law. Please see paragraph 8 of Section I “Actions to be taken” for the description of documents that you are required to provide

5b	If you are registered or located in the Russian Federation and you have ticked Box 4 above, and if you are a “qualified investor” recognised as such by a broker or manager and not listed in clause 2 of Article 51.2 of the Russian Securities Market Law, please tick Box 5b. Please enclose with this Share Form of Acceptance documents confirming your status as “qualified investor” under Russian Securities Market Law (see paragraph 8 of Section “Actions to be taken” above).	Box 5b

27

If you ticked Box 4 or left Box 4 blank and have left either Box 5a or Box 5b blank, your Share Form of Acceptance will be treated as invalid.

6	Details of a Russian broker	Box 6

If you have ticked Box 5b above, please complete Box 6 to provide full details of your Russian broker, including:
• full name, including organisational form
• address
• OGRN number
• date of issuance, date of validity and issuing state authority of a broker’s licence that is authorised by you to accept Level I GDRs on your behalf as well as full details of the account registered in the name of such broker or its broker or custodian, to which Level I GDRs must be delivered upon completion of the Private Exchange Offer. Details of any such account must correspond with the details provided in Box 2 above.

7	Representations and warranties	Box 7

If you are unable to give the warranties and representations required by Section 3.1(i) of the Private Exchange Offer Document, insert ‘NO’ in Box 7. Otherwise, leave Box 7 blank.

8	Box 8
Full name(s) and address(es)

If you hold your Polyus Shares, to which this Share Form of Acceptance relates, on a personal securities account directly in the Register, the name and other information below must be provided exactly as it appears in the Register.

If you hold your Polyus Shares, to which this Share Form of Acceptance relates, on a depo account with a Russian depositary, the name and other information below must be exactly as it appears in the registration system of such Russian depositary.

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WITH RESPECT TO LEGAL ENTITIES:

Name(s):

(Name(s) in accordance with the company charter, including form of incorporation and jurisdiction)

Details of state registration:

(OGRN, INN, KPP, OKPO code, OKVED codes (for Russian legal entities); registration number (for foreign legal entities)

Registered office details:

Telephone number and e-mail address:

WITH RESPECT TO INDIVIDUALS:

Name(s):

(Name in full of individual shareholder)

I.D. document:

(Name of document, series, number, issuing authority and date of issue of the document)

29

Residential address (registration):

(Apt. No., street name and number, city, region, country, postal code)

Postal address (mailing address):

Telephone number and e-mail address:

9	Box 9

Signatures

By executing this Share Form of Acceptance you will be deemed to have accepted the Private Exchange Offer in respect of such number of Polyus Shares as indicated in your Share Form of Acceptance (or, if the number inserted in Box 1 is greater than the number of Polyus Shares, which you have transferred to KazakhGold’s account as part of the acceptance process, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus Shares transferred by you to KazakhGold and credited to KazakhGold’s Russian securities account; and, if the number inserted in Box 1 is less than the number of Polyus Shares, which you have transferred to KazakhGold’s account as part of the acceptance process, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus Shares transferred by you to KazakhGold and credited to KazakhGold’s Russian securities account, and you hereby:

	a)	acknowledge and agree that you have received and read the Private Exchange Offer Document and the Prospectus;

	b)	represent and warrant that you have full power and authority under applicable law to accept the Private Exchange Offer, dispose and transfer the Polyus Shares to which this Share Form of Acceptance relates, and you give the representations and warranties listed in Section 3.1(i) of the Private Exchange Offer Document;

	c)	that KazakhGold will acquire good and unencumbered title to the Polyus Shares, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than dividends declared at the annual general shareholders’ meeting of Polyus Gold held on 21 May 2010 or any dividend, the record date for the receipt of which will be prior to the Expiration Time, and while you have validly owned the Polyus Shares, to which this Form of Acceptance relates, as set out in Section 3.4 of the Private Exchange Offer Document, and the same will not be subject to any adverse claim;

31

d)	represent and warrant that pursuant to the relevant trust agreement you have full power and authority to accept the Private Exchange Offer, dispose and transfer the Polyus Shares to KazakhGold and that KazakhGold will acquire good and unencumbered title to the Polyus Shares, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than dividends declared at the annual general shareholders’ meeting of Polyus Gold held on 21 May 2010 or any dividend, the record date for the receipt of which will be prior to the Expiration Time, and while you have validly owned the Polyus Shares, to which this Form of Acceptance relates, as set out in Section 3.4 of the Private Exchange Offer Document, and the same will not be subject to any adverse claim and give representations and warranties listed in Section 3.1(i) of the Private Exchange Offer Document, if you are acting as a trustee with respect to the Polyus Shares;

e)	confirm that you have transferred, or procured the transfer of, the Polyus Shares with respect to which you accept the Private Exchange Offer to KazakhGold as part of the acceptance process;

f)	acknowledge and agree that the value of one Level I GDR for the purposes of the exchange ratio pursuant to the Private Exchange Offer is set at USD 5.21;

g)	acknowledge and agree that KazakhGold may, at its sole discretion, terminate this Private Exchange Offer for any reason, or may postpone the acceptance or exchange of Polyus Shares tendered or may not be required to purchase any of the Polyus Shares to which the Share Form of Acceptance relates, in which case KazakhGold will return to you the Polyus Shares, which you have credited to KazakhGold and with respect to which you are submitting this Share Form of Acceptance, and agree and undertake that you will do all acts and things required from you to accept the Polyus Shares so returned, including submission of the relevant receipt instruction to your Russian depositary, if required;

h)	waive any and all rights in respect of the Polyus Shares other than the right to receive the Polyus Shares back if the Private Exchange Offer is terminated by KazakhGold;

i)	acknowledge and agree that:

	i.	a fee will be charged by NRC and, if applicable, the Russian depositaries acting as nominee holders, for the transfer of Polyus Shares: (1) from your account to the account of KazakhGold; and (2) if Polyus Shares are returned if the Private Exchange Offer is terminated for any reason, from KazakhGold’ account to the your account or accounts of the relevant Russian depositaries acting as nominee holders in the Register;

32

	ii.	the fees charged by NRC for the transfer of Polyus Shares in the Register in connection with the Private Exchange Offer, including for the return of such Polyus Shares to the Eligible Polyus Shareholders if the Private Exchange Offer is terminated for any reason, will be borne by KazakhGold; and

	iii.	costs and fees charged by Russian depositaries (nominee holders), if any, will be borne by you; and

j)	acknowledge and agree that the Private Exchange Offer and the agreements made in accordance therewith shall be governed by English law, that the Russian version of this Share Form of Acceptance is provided for information purposes only and that the English text of this Share Form of Acceptance shall prevail for all purposes.

EXECUTION BY A LEGAL ENTITY:
Signed and delivered by:

Signature(s):

Name in full of (i) the company officer acting on behalf of your company without power of attorney and position in accordance with the charter, or (ii) authorized representative acting on behalf of your company on the basis of a power of attorney:

Acting on the basis of:

(Type, number and date of issue of document confirming the authority of the authorized representative acting on your behalf)

Company seal (if applicable) (mandatory for entities registered in the Russian Federation):

32

Date:

EXECUTION BY INDIVIDUALS:

Signed and delivered by:

Signature:

Your name in full or name of your authorized representative acting on your behalf:

Acting on the basis of (if authori zed representative acting on your behalf):

(Type, number and date of issue of document confirming the authority of the authorized representative acting on your behalf)

Date:

Address and Postcode:

33

PLEASE CAREFULLY READ THE INSTRUCTIONS SET OUT HEREIN BEFORE COMPLETING AND SUBMITTING THIS ADS FORM OF ACCEPTANCE

This document should be read in conjunction with the Private Exchange Offer Document dated 2 July 2010, as may be amended from time to time (the “Private Exchange Offer Document”), which, together with this American Depositary Share Form of Acceptance (the “ADS Form of Acceptance”) and the Share Form of Acceptance (the “Share Form of Acceptance’’) and any amendments or supplements thereto, contain the terms and conditions of the private exchange offer (together with any amendments or supplements thereto, the “Private Exchange Offer”). Terms without definition herein shall have the meanings assigned to them in the Private Exchange Offer Document. All terms and conditions contained in the Private Exchange Offer Document applicable to Polyus ADSs are deemed to be incorporated in, and form part of, this ADS Form of Acceptance (including with respect to the procedures for submitting this ADS Form of Acceptance and transferring the relevant Polyus ADSs to KazakhGold)

ADS FORM OF ACCEPTANCE

to accept the Private Exchange Offer with respect to Level 1 American Depositary
Shares of Polyus Gold (CUSIP: 678129107; ISIN: US6781291074 and CFI: EMXUFR)
(the “Polyus ADSs”) held outside DTC, Clearstream or Euroclear

Private Exchange Offer

by

KAZAKHGOLD GROUP LIMITED (incorporated and registered in Jersey under company number 91264)

to acquire 15% of the issued share capital (whether in the form of Polyus Shares or in the form of Polyus ADSs)
of
OJSC POLYUS GOLD based on the following exchange ratios:

for each Polyus Share	9.260 Level I GDRs
for each Polyus ADS	4.885 Level I GDRs

(every two Polyus ADSs represent one Polyus Share)

*	The exchange ratios were arrived at based on the following assumed values:
"	each Polyus Share of approximately USD 48.25;
"	each two Polyus ADSs of approximately USD 50.90; and
"	each Level 1 GDR of approximately USD 5.21

The Private Exchange Offer will expire at 5:00 p.m., New York City time, on 10 August 2010, unless this Private Exchange Offer is extended by KazakhGold.

NO GUARANTEE DELIVERY & NO WITHDRAWAL RIGHTS

Duly completed ADS Forms of Acceptance, as well as any documents required to be delivered together with this ADS Form of Acceptance, must be received by BNY Mellon Shareowner Services (“BNYM”) in its capacity as Exchange Agent during its normal business hours at the addresses indicated in this ADS Form of Acceptance prior to the Expiration Time as described in this ADS Form of Acceptance.

This ADS Form of Acceptance is to be used only by Eligible Polyus ADS Holders holding Polyus ADSs outside DTC, Clearstream or Euroclear and wishing to participate in the Private Exchange Offer.

Note: Prior to completing and submitting the ADS Form of Acceptance, along with all other required documents to the Exchange Agent, please read the attached instructions and the Private Exchange Offer Document carefully. KazakhGold or its agents, reserve the right to treat as valid, in whole or in part, any ADS Form of Acceptance which is incorrectly completed or that is incomplete.

ACTIONS TO BE TAKEN

1.	In order for the ADS Form of Acceptance to constitute a valid acceptance of the Private Exchange Offer by an Eligible Polyus ADS Holder holding Polyus ADSs outside DTC, Clearstream or Euroclear, the properly completed and duly executed original hard copy of the ADS Form of Acceptance, together with the ADRs evidencing the Polyus ADSs with respect to which the Private Exchange Offer is accepted, if applicable, and all other attachments required to be attached thereto must be received by the Exchange Agent at either of the following addresses by no later than 5:00 p.m. New York City time, on 10 August 2010 unless the Private Exchange Offer is extended or earlier terminated:

By Mail:
BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:
BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310

2.	The ADS Form of Acceptance may be submitted either (i) by Eligible Polyus ADS Holders directly or (ii) by their broker, bank, custodian or other nominee duly authorised to act on their behalf, but must be signed by the registered holder of the Polyus ADSs.

3.	If you hold Polyus ADSs in certificated form, the ADRs evidencing the Polyus ADSs must accompany this ADS Form of Acceptance.

4.	If the Private Exchange Offer is accepted with respect to Polyus ADSs that are not held through DTC, Clearstream or Euroclear and owned of record by two or more joint owners, all such owners must sign the ADS Form of Acceptance.

5.	The instructions included with this ADS Form of Acceptance must be followed. Questions and requests for assistance or for additional copies of the Private Exchange Offer Document and this ADS Form of Acceptance may be directed to BNY Mellon Shareowner Services at the address and telephone numbers indicated below.

6.	Eligible Polyus ADS Holders resident or incorporated or located in the Russian Federation must:

Confirm that they fall within the definition of “qualified investor” under Article 51.2 of the Russian Securities Market Law and provide confirmatory documents to the Exchange Agent together with their executed ADS Form of Acceptance.

The following documents must be provided to confirm the status of “qualified investor” under the Russian Securities Market Law:

	a.	with respect to legal entities that are “qualified investors” explicitly listed in Article 51.2(2) of the Russian Securities Market Law (including, among others, brokers, dealers and managers; credit institutions; joint-stock investment funds; management companies of investment funds and non-governmental pension funds; insurance organizations; non-governmental pension funds):

		i.	Extract from the Unified State Register of Legal Entities (of the Russian Federation) with respect to such Eligible Polyus ADS Holder as at the most recent date as reasonably possible (original copy); and

		ii.	Notarized copy of the license issued to such Eligible Polyus ADS Holder pursuant to the Russian Securities Market Law or other applicable Russian laws to engage in the relevant types of activities listed in Article 51.2(2) of the Russian Securities Market Law if such activities require a license under the applicable Russian laws;

	b.	with respect to legal entities that were recognized as “qualified investors” by entities authorised to effect such recognition pursuant to the Russian Securities Market Law and the applicable FSFM regulations:

		i.	extract from the register of persons and entities recognized as “qualified investors” at least with respect to depositary receipts issued by the broker, manager, or other persons authorised to hold such registers pursuant to the Russian Law as at the most recent date as reasonably possible (original copy).

Please note that “qualified investors” not listed in Article 51.2(2) of the Russian Securities Market Law may only accept the Level I GDRs through a Russian broker authorised to accept the Level I GDRs on their behalf. Details of such Russian broker must be provided in the ADS Form of Acceptance. Notarised copy of a license issued to such broker must be attached to this ADS Form of Acceptance.
Please note that subject to the provisions of the Russian Securities Market Law any subsequent transactions in Level I GDRs received pursuant to the terms of the Private Exchange Offer by Eligible Polyus ADS Holders that are “qualified investors” not listed in Article 51.2(2) of the Russian Securities Market Law may be effected only through a Russian broker authorised to enter into such transactions on their behalf.

7.	Unless otherwise indicated in Box 1 on this ADS Form of Acceptance, you will be deemed to accept the Private Exchange Offer with respect to all the Polyus ADSs evidenced by the surrendered ADRs or with respect to all the Polyus ADSs registered in your name on an uncertificated basis, as applicable. If you indicate that you accept the Private Exchange Offer with respect to a number of Polyus ADSs less than all the Polyus ADSs held by you, an ADR evidencing the unexchanged Polyus ADSs will be returned to you or the unexchanged Polyus ADSs will be unblocked on the register of the Polyus Depositary, as applicable, after the Expiration Date or termination of the Private Exchange Offer.

8.	Any ADS Form of Acceptance appearing to KazakhGold or its agents, to have been submitted from Canada, Australia, Japan or from a jurisdiction under the laws of which you are not permitted to participate in the Private Exchange Offer, or, with respect to Russian Federation, from an individual or an entity not falling within the definition of “qualified investors” under the Russian Securities Market Law may be rejected as invalid. KazakhGold, or its respective agents, reserve the right to treat as valid, in whole or in part, any ADS Form of Acceptance which is incorrectly completed or that is incomplete.

9.	Questions and requests for assistance in connection with accepting the Private Exchange Offer and the relevant acceptance procedures should be directed to the BNY Mellon Shareholder Services acting as Information Agent at the address and telephone number set forth below:

     BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

From within the U.S. Tel: 1-866-300-4353 (Toll free)
From outside the U.S. Tel: 1-201-680-6579 (Collect)

2

INSTRUCTIONS ON HOW TO COMPLETE THIS FORM OF ACCEPTANCE

Instruction	Description of Polyus Gold ADSs Tendered
1	If you wish to accept the Private Exchange Offer, please fill in Box 1 and provide the name(s) and address(es) of the registered Polyus ADS Holder(s) as it exactly appears on the Polyus ADR, and provide details of the number of Polyus ADSs and Polyus ADRs held by each registered Polyus ADS Holder. Please use continuous page(s) if necessary to be enclosed with the ADS Form of Acceptance.

Then please complete Box 2, Boxes 3-6 (if applicable), and then sign Box 7 in accordance with the instructions set out in section 7, which will constitute your acceptance of the Private Exchange Offer.
If you hold Polyus ADSs in certificated form and if any ADR has been lost, destroyed or stolen, the holder thereof should promptly notify the Exchange Agent immediately. The holder will then be instructed as to the steps that must be taken. The ADS Form of Acceptance and related documents cannot be processed until the required steps have been followed.

Instruction	Eligible Polyus ADS Holders resident or incorporated or located in the Russian Federation
2	If you are resident or registered or located in the Russian Federation, please tick Box 2 and proceed to section 3. If you are NOT resident or registered or located in the Russian Federation, please insert ‘NO’ in Box 2 and proceed to section 5. Please note that if you leave Box 2 blank, your ADS Form of Acceptance may be considered invalid.

Instruction	Status of “qualified investor” under the Russian Securities Market Law
3	Eligible Polyus ADS Holders that are registered in the Russian Federation and ticked Box 2 must confirm that they fall within the definition of “qualified investor” under Article 51.2 of the Russian Securities Market Law and provide confirmatory documents to the Exchange Agent together with the executed ADS Form of Acceptance.

The following documents must be provided to confirm the status of “qualified investor” under Russian Securities Market Law:
	a.	with respect to legal entities that are “qualified investors” explicitly listed in Article 51.2(2) of the Russian Securities Market Law (including, among others, brokers, dealers and managers; credit institutions; joint-stock investment funds; management companies of investment funds and non-government pension funds; insurance organizations; non-governmental pension funds):
		i.	Extract from the Unified State Register of Legal Entities (of the Russian Federation) with respect to such Eligible Polyus Shareholder as at the most recent date as reasonably possible (original copy); and
		ii.	Notarised copy of the license issued to such Eligible Polyus ADS Holder pursuant to the Russian Securities Market Law or other Russian laws to engage in the relevant types of activities listed in Article 51.2(2) of the Russian Securities Market Law if such activities require a license under Russian law;
	b.	with respect to legal entities that were recognised as “qualified investors” by entities authorised to effect such recognition pursuant to the Russian Securities Market Law and the applicable FSFM regulations:
		i.	extract from the register of persons and entities recognised as “qualified investors” at least with respect to depositary receipts issued by the broker, manager or other persons authorised to hold such registers pursuant to Russian Law as at the most recent date as reasonably possible (original copy).
Please note that “qualified investors” not listed in Article 51.2(2) of the Russian Securities Market Law may only accept the Level I GDRs through a Russian broker authorised to accept the Level I GDRs on their behalf. Details of such Russian broker must be provided in the ADS Form of Acceptance. Please see instructions in section 4 below.

Instruction	Details of Russian broker
4	If you are an Eligible Polyus ADS Holder that is registered in the Russian Federation and you are a “qualified investor” under Article 51.2 of the Russian Securities Market Law, but you are not one of the entities explicitly listed in Article 51.2(2) of the Russian Securities Market Law, you may only accept the Level I GDRs through a Russian licensed broker authorised to accept Level I GDRs on your behalf. Please provide in Box 4 full details of such broker, which must include:

	—	full name, including organisational form;
	—	full registered office address;
	—	OGRN number; and
	—	number, issuing authority, date of issuance and date of validity of the broker’s licence, and enclose to your ADS Form of Acceptance a notarised Copy of the Broker’s licence.
Please also provide in Box 4 the full details of the account registered in the name of such broker, its broker or custodian to which the Level I GDRs must be delivered upon completion of the Private Exchange Offer.
Please note that the details of the account provided must correspond with details provided in Section 1.

Instruction	Representation and warranties
5	If you are unable to give the warranties and representation required by Section 3.1(ii) of the Private Exchange Offer Document, you must insert “NO” in Box 5 and contact the Exchange Agent. Otherwise, please leave Box 5 blank.

Instruction	Special Payment Instructions
6	To be completed only if the Level I GDRs or the tendered, but not accepted Polyus ADSs are to be issued to someone other than the registered Eligible Polyus ADS Holder(s) indicated in Box 1 of this ADS Form of Acceptance.
Please provide the name and address of the broker, bank, custodian or other nominee duly authorised to act on your behalf in Box 6.

Instruction	Signatures
7	No signature guarantee is required on this ADS Form of Acceptance if (a) this ADS Form of Acceptance is signed by the registered Eligible Polyus ADS Holder(s) of ADSs surrendered herewith, unless such registered holder(s) has completed Section 6 entitled “Special Payment Instructions” on this ADS Form of Acceptance or (b) such ADSs are surrendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”). In all other cases, all signatures on this ADS Form of Acceptance must be Medallion guaranteed by an Eligible Institution. If you wish to accept the Private Exchange Offer, you must sign Box 7. If any of the Polyus ADSs surrendered hereby are held of record by two or more joint owners, all such owners must sign this ADS Form of Acceptance.

If this ADS Form of Acceptance is signed by the registered Eligible Polyus ADS Holder(s) of Polyus ADSs surrendered hereby, the signature(s) must correspond with the name(s) as written on the face of the ADR(s) without alteration, enlargement or any change whatsoever.
If this ADS Form of Acceptance is signed by a person other than the registered securityholder(s) appearing on the ADR(s), then the ADRs must be endorsed or accompanied by an appropriate stock power, signed by the holder whose name appears on the ADRs.
If this ADS Form of Acceptance or any ADRs or power of attorney are signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to KazakhGold of the authority of such person so to act must be submitted.
This ADS Form of Acceptance should not be signed in Canada, Australia, Japan or by persons or entities incorporated or located in the Russian Federation, which are not “qualified investors” under the Russian Securities Market Law, or any other jurisdiction under the laws of which you are not perrmitted to participate in the Private Exchange Offer.

3

PLEASE COMPLETE IN BLOCK CAPITALS, AS EXPLAINED ON PAGES 2 AND 3
The provisions of the Private Exchange Offer Document are deemed to be incorporated in and form part of this ADS Form of Acceptance

Section	Description of the Polyus Gold ADSs Tendered
1	Box 1
	Name(s) and address(es) of Registered Eligible Polyus ADS Holder(s)	Certificate(s) and ADSs Tendered
		ADR(s) number(s)	Number of ADSs formerly represented by Certificate(s)

Total number of ADSs
Please note that if no number (other than ‘NIL’ or ‘0’), or a number greater than the number of Polyus ADSs evidenced by the ADRs or registered on the register of the Polyus ADS Depositary, is written in Box 1 and you have signed Box 7, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus ADSs evidenced by the ADRs or registered on the register of the Polyus ADS Depositary, as applicable.
If a number, which is less than the number of Polyus Shares evidenced by the ADRs or registered on the register of the Polyus ADS Depositary as applicable, is written in Box 1 and you have signed Box 7, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus ADSs written in Box 1.
	Please note that acceptances of the Private Exchange Offer are irrevocable.	Box 2

Section	Eligible Polyus ADS Holders resident or incorporated or located in the Russian Federation
If If you are NOT an Eligible Polyus ADS Holder resident or incorporated or located in the Russian Federation, please insert ‘NO’ in Box 2 and proceed directly to Section 5.
If you are an Eligible Polyus ADS Holder resident or incorporated or located in the Russian Federation, please insert ‘YES’ in Box 2 and proceed to Section 3
Please note that if you leave Box 2 blank, your ADS Form of Acceptance can be treated as invalid.
2

Section	Status of “qualified investor” under the Russian Securities Market Law
If you have answered ‘NO’ in Box 2, please ignore Sections 3 and 4 and proceed to Section 5.
If you have answered ‘YES’ in Box 2, and you are an Eligible Polyus ADS Holder resident or incorporated or located in the Russian Federation and you are a “qualified investor” explicitly listed in Article 51.2.(2) of the Russian Securities Market Law, please insert ‘YES’ and describe the type(s) of activity you perform as explicitly listed in Article 51(2) of the Russian Securities Market Law in Box 3a. Please enclose with your ADS Form of Acceptance notarised copies of the relevant documents listed in Instruction 3a, ignore Section 4 and proceed to Section 5.
If you have answered ‘YES’ in Box 2, and you are an Eligible Polyus ADS Holder resident or incorporated or located in the Russian Federation and you are recognised as a “qualified investor” by a broker, a manager, a management company of an investment fund, please insert ‘YES’ in Box 3b. Please enclose with your ADS Form of Acceptance notarised copies of the relevant documents listed in Instruction 3b, and proceed to Section 4.
	Please note that if you have answered ‘YES’ in Box 2 and left both Box 3a and Box 3b blank, your ADS Form of Acceptance may be treated as invalid.	Box 3a
3

Box 3b

Section	Details of a Russian broker
If you have completed Box 3a, please ignore Section 4 and proceed to Section 5.
If you have completed Box 3b, you may only accept the Level I GDRs through a Russian licensed broker authorised to accept the Level I GDRs on your behalf. Please provide the full details of your broker described in Instruction 4 in Box 4 and enclose to your ADS Form of Acceptance a notarised copy of the Broker’s licence. Please also provide the full details of the account registered in the name of such broker, its broker or custodian to which the Level I GDRs must be delivered upon completion of the Private Exchange Offer in Box 4. When you have completed Box 4, please proceed to Section 5.
4

Box 4
Broker details:
Account details:

Representations and warranties
If you are unable to give the warranties and representations required by Section 3.1(ii) of the Private Exchange Offer Document, insert ‘NO’ 5 in Box 5 and proceed to Section 6. Otherwise, please leave Box 5 blank and proceed to Section 6.
Please note that if you leave Box 5 blank, you will be deemed to have agreed to the warranties and representation referred to thereof.
Section		Box 5
5

Section	Section Special Payment Instructions
To be completed ONLY if the Level I GDRs, or the tendered, but not accepted Polyus ADSs, are to be issued in the name of someone other than the undersigned.
Issue GDS(s) to:
6

	Name:	(Please print)

	Address:	(Include Zip Code)

Taxpayer Identification or Social Security Number (see Substitute Form W-9)

Section		By executing this ADS Form of Acceptance you hereby:
7	(i)	acknowledge that you have received and read the Private Exchange Offer Document, the Prospectus, and this ADS Form of Acceptance and agree to the terms of the Private Exchange Offer;
	(ii)	represent and warrant that you have good title to, and are irrevocably and unconditionally entitled to dispose of, the Polyus ADSs and that you give representations and warranties listed in Section 3.1(ii) of the Private Exchange Offer Document;
	(iii)	represent and warrant that you have full power and authority under applicable law to accept the Private Exchange Offer and to sell, assign and transfer the Polyus ADSs to which this ADS Form of Acceptance relates, and that, KazakhGold will acquire good, marketable and unencumbered title to the Polyus ADSs, free and clear of all liens, restrictions, charges and encumbrances, together with all rights that they now have or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than dividends declared at the AGM and dividends the record date for which will be prior to the Expiration Time as set out in Section 3.4 of the Private Exchange Offer Document, and the same will not be subject to any adverse claim;
	(iv)	confirm that by this ADS Form of Acceptance and attachments thereto you have agreed to the transfer of the Polyus ADSs with respect to which you accept the Private Exchange Offer to KazakhGold;
	(v)	acknowledge and agree that the value of one Level I GDR for the purpose of the exchange ratio pursuant to the Private Exchange Offer is set at USD5.21;
	(vi)	acknowledge and agree that KazakhGold may, at its sole discretion, terminate or amend this Private Exchange Offer for any reason, or may postpone the acceptance or exchange of the Polyus ADSs tendered or may not be required to purchase any of the Polyus ADSs to which the ADS Form of Acceptance relates in which case KazakhGold will return to you the Polyus ADSs with respect to which you are submitting this ADS Form of Acceptance, and agree and undertake that you will do all acts and things required from you to accept the Polyus ADSs so returned;
	(vii)	waive any and all rights in respect of the Polyus ADSs other than the right to receive the Level I GDRs to which you may become entitled under the Private Exchange Offer or to receive the Polyus ADSs if the Private Exchange Offer is terminated by KazakhGold;
	(viii)	request that any Polyus ADSs not accepted under the Private Exchange Offer be returned to your name as it appears on the register of the Polyus ADS Depositary or on the relevant ADRs evidencing Polyus ADSs;
	(ix)	represent and warrant that you have full power and authority to accept and receive Level I GDRs and, if you are registered or located in the Russian Federation, you satisfy the definition of a “qualified investor” under Russian Securities Market Law at the time you accept the Private Exchange Offer and at the time you receive the Level I GDRs;
	(x)	All authority conferred or agreed to be conferred shall not be affected by, and shall survive, the death or incapacity of the Eligible Polyus ADS Holder, and any obligation of the Eligible Polyus ADS Holder hereunder shall be binding upon the heirs, executors, administrators, trustees In bankruptcy, personal and legal representatives, successors and assigns of the Eligible Polyus ADS Holder;
	(xi)	acknowledge and agree that all questions as to the form of all documents and the validity (including time of receipt), of Polyus ADSs accepted under the Private Exchange Offer will be determined by KazakhGold, in its sole discretion, which determination shall be final and binding;
	(xii)	represent and warrant that you have observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, including corporate approvals, approvals of any regulatory body, if applicable, and any third parties, complied wit h all requisite formalities in connection with any acceptance, in any relevant jurisdiction and that you have not taken or omitted to take any action in breach of the terms of the Private Exchange Offer or which will or may result in KazakhGold or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Private Exchange Offer;
	(xiii)	acknowledge that if acceptance has been made in respect of Polyus ADSs, then a separate acceptance in respect of Polyus Shares represented by such Polyus ADSs may not be made; and

4

IMPORTANT
SIGN HERE

(Must be signed by registered holder(s) exactly as name(s) appear(s) on the ADR(s) or on the register of the Polyus ADS Depositary or by person(s) authorised to become registered holder(s) by certificates, endorsements, stock powers and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title).

(Please also complete Substitute Form W-9 included herein)
X

X

Signature(s) of ADS Holders

Dated:

Name(s):

Capacity (Full Title):

Address:

Area Code and Telephone Number:

Taxpayer Identification or Social Security Number:
(See Substitute Form W-9)

GUARANTEE OF SIGNATURE(S)
(if required – see Instructions 7)

FOR USE BY FINANCIAL INSTITUTIONS ONLY
PLACE MEDIALLION GUARANTEE IN SPACE BELOW

Authorised Signature(s):

Names:

Name of Firm:

Address:
(Include ZIP Code)

Area Code and
Telephone Number:

Dated:			, 2010

5

TO BE COMPLETED BY HOLDERS WHO ARE U.S. PERSONS

SUBSTITUTE FormW-9 Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give form to the requester. Do not send to the IRS.
Print or type See Specific Instructions on page 10.

Name

Business name, if different from above

	Check	Individual/				Exempt from
	appropriate box:	Sole proprietor	Corporation	Partnership	Other ........	backup withholding

	Address (number, street and apt. or suite no.)				Requester’s name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)
Social security number
Enter your TIN in the appropriate box. For individuals, this is your social security number (SSN).
However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions  on page 11.
☐ ☐
For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 9.
or
Employer Identification number
Note: If the account is in more than one name, see the chart on page 9 for guidelines on whose number to enter.

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number, and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 9.)

Sign Here	Signature of US. person:	Date:

6

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

U.S. person. Use Substitute Form W-9 only if you are a U.S. person (including a resident alien) to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1.	Certify that the TIN you are giving is correct,

2.	Certify that you are not subject to backup withholding, or

3.	Claim exemption from backup withholding if you are a U.S. exempt payee.

Foreign person. If you are a foreign person, use the appropriate Form W-8 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien.

Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement that specifies the following five items:

1.	The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2.	The treaty article addressing the income.

3.	The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4.	The type and amount of income that qualifies for the exemption from tax.

5.	Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Substitute Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments (31% after December 31, 2010). This is called “backup withholding.” Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1.	You do not furnish your TIN to the requester, or

2.	You do not certify your TIN when required (see the Part II instructions on page 9 for details), or

3.	The IRS tells the requester that you furnished an incorrect TIN, or

4.	The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5.	You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

7

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note: If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees. Backup withholding is not required on any payments made to the following payees:

1.	An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2);

2.	The United States or any of its agencies or instrumentalities;

3.	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities;

4.	A foreign government or any of its political subdivisions, agencies, or instrumentalities; or

5.	An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6.	A corporation;

7.	A foreign central bank of issue;

8.	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

9.	A futures commission merchant registered with the Commodity Futures Trading Commission;

10.	A real estate investment trust;

11.	An entity registered at all times during the tax year under the Investment Company Act of 1940;

12.	A common trust fund operated by a bank under section 584(a);

13.	A financial institution;

14.	A middleman known in the investment community as a nominee or custodian; or

15.	A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

If the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt recipients except for 9
Broker transactions	Exempt recipients 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker
Barter exchange transactions and patronage dividends	Exempt recipients 1 through 5
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt recipients 1through 7[2]

1	See Form 1099-MISC, Miscellaneous Income, and its instructions.
2	However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees; and payments for services paid by a Federal executive agency.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage, without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your social security card on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line.

Other entities. Enter your business name as shown on required Federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.

Note: You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the “Exempt from backup withholding” box in the line following the business name, sign and date the form.

8

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-owner LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) on page 10), enter your SSN (or EIN, if you have one). If the LLC is a corporation, partnership, etc., enter the entity’s EIN.

Note: See the chart on page 12 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.ssa.gov/online/ss5.html. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at www.irs.gov.

You will be subject to backup withholding on all payments if you do not provide your TIN to the requester.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Substitute Form W-9. You may be requested to sign by the withholding agent even if items 1, 3, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt recipients, see Exempt from backup withholding on page 10.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

1.	Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2.	Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.	Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4.	Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5.	Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA or Archer MSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:			Give name and SSN of:
1.	Individual		The individual
2.	Two or more individuals (joint account)		The actual owner of the account or, if combined funds, the first individual on the account [1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor [2]
4.	a.	The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
	b.	So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5.	Sole proprietorship or single-owner LLC		The owner [3]
For this type of account:			Give name and EIN of:
6.	Sole proprietorship or single-owner LLC		The owner [3]
7.	A valid trust, estate, or pension trust		Legal entity [4]
8.	Corporate or LLC electing corporate status on Form 8832		The corporation
9.	Association, club, religious, charitable, educational, or other tax-exempt organization		The organization
10.	Partnership or multi-member LLC		The partnership
11.	A broker or registered nominee		The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity

1	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

2	Circle the minor’s name and furnish the minor’s SSN.

3	You must show your individual name, but you may also enter your business or “DBA” name. You may use either your SSN or EIN (if you have one).

4	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

9

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% (31% after December 31, 2010) of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

NOTE: FAILURE BY A HOLDER TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ALL PAYMENTS MADE TO YOU IN RESPECT OF THE SHARES SURRENDERED BY YOU. PLEASE REVIEW THE ENCLOSED SUBSTITUTE FORM W-9 AND ACCOMPANYING INSTRUCTIONS FOR ADDITIONAL DETAILS.

10

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees of holders of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”)

PRIVATE EXCHANGE OFFER

by

KazakhGold Group Limited

(incorporated and registered in Jersey under company number 91264)

to acquire 15% of the issued and outstanding share capital (whether in the form of Polyus Shares or in the form of Polyus ADSs) of

OJSC POLYUS GOLD

on the following basis:

for each Polyus Share	:	9.260 KazakhGold Level I GDRs
for each Polyus ADS	:	4.885 KazakhGold Level I GDRs
(every two Polyus ADSs represent one Polyus Share)

The Private Exchange Offer will terminate at 5.00 p.m., New York City time, or 10.00 p.m., London time, on 10 August 2010 (or 1.00 a.m., Moscow time, on August 2010), unless the Private Exchange Offer is extended by KazakhGold.

THE PRIVATE EXCHANGE OFFER IS SUBJECT TO IMPORTANT TERMS AND CONDITIONS, INCLUDING THE TERMS AND CONDITIONS SET OUT IN SECTION 2 OF THE PRIVATE EXCHANGE OFFER MEMORANDUM DATED 2 JULY 2010 AND IN THE ADS FORM OF ACCEPTANCE AND THE SHARE FORM OF ACCEPTANCE.

UNLESS THE CONTEXT SUGGESTS OTHERWISE, DEFINED TERMS USED HEREIN WITHOUT DEFINITION HAVE THE MEANING ASCRIBED TO THEM IN THE PRIVATE EXCHANGE OFFER MEMORANDUM.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We are enclosing herewith the material listed below relating to the Private Exchange Offer by KazakhGold Group Limited to acquire 28,594,162 Polyus Shares (whether in the form of Polyus Shares or Polyus ADSs) comprising 15% of the issued share capital of OJSC Polyus Gold.

At the close of business on 2 July 2010, there were 190,627,747 Polyus Shares (including Polyus Shares represented by Polyus ADSs) issued and outstanding with state registration number 1-01-55192-E (with CUSIP: 678129107, ISIN: US6781291074 and CFI: EMXUFR). Two Polyus ADSs represent one Polyus Share.

We are asking you to contact your clients for whom you hold Polyus Shares and/or Polyus ADSs registered in your name (or in the name of your nominee) or who hold Polyus Shares and Polyus ADSs registered in their own names. Please bring the Private Exchange Offer to their attention as promptly as possible.

KazakhGold has retained BNY Mellon Shareholder Services to act as Information Agent and BNY Mellon, acting through BNY Mellon Shareowner Services, as Exchange Agent for the Private Exchange Offer. KazakhGold has also entered into a services agreement with NRC to facilitate acceptances and settlement of Polyus Shares under the Private Exchange Offer. BNY Mellon Shareholder Services will receive reasonable and customary compensation for its services as Information Agent and Exchange Agent, and NRC will receive reasonable and customary compensation for its settlement services. Both will be reimbursed by KazakhGold for certain out-of-

pocket expenses. Otherwise, no fees or commission will be payable by KazakhGold in connection with the Private Exchange Offer. However, brokers, dealers or other persons may charge Eligible Polyus Securityholders a fee for soliciting acceptances with respect to Polyus Shares and/or Polyus ADSs pursuant to the Private Exchange Offer. KazakhGold will also, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Eligible Polyus Securityholders will pay all share transfer taxes, if any, payable as a result of the transfer and acceptance of the Private Exchange Offer with respect to their Polyus Shares and Polyus ADSs.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.	The Private Exchange Offer Memorandum dated 2 July 2010;

2.	For tenders of Polyus Shares and Polyus ADSs not held through DTC, the Forms of Acceptance for your use and to be provided to your clients; and

3.	Form of letter to clients that may be sent to your clients for whose accounts you hold Polyus Shares and/or Polyus ADSs, registered in your name (or in the name of your nominee).

The Private Exchange Offer is not being made in or into Canada, Australia or Japan or, subject to certain exceptions, the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof. The Private Exchange Offer is not being made, directly or indirectly, in the Russian Federation to individuals or, with respect to legal entities, to legal entities that are not “qualified investors” under Russian law and does not, and is not intended to, constitute a public offer in Russia.

As described in the Private Exchange Offer Memorandum under Section 3, “Acceptance Procedures” acceptances of the Private Exchange Offer with respect to Polyus ADSs may be made without the concurrent deposit of certificates if: (a) such tenders are made by or through a broker or dealer that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch, or agency in the United States; and, if applicable, (b) certificates for Polyus American depositary receipts evidencing Polyus ADSs, together with the relevant properly completed and duly executed ADS Form of Acceptance, and all other documents required by such ADS Form of Acceptance, are received by the Exchange Agent prior to the Expiration Time.

Please note: the exclusive means of accepting the Private Exchange Offer with respect to securities that are in the form of book-entry securities held by or on behalf of The Depository Trust Company (“DTC”) is to make a book-entry delivery of such securities in accordance with DTC’s Automatic Tender Offer Program (“ATOP”) and causing DTC to transmit an Agent’s Message to the Exchange Agent on or prior to the Expiration Time.

NONE OF KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT MAKES ANY RECOMMENDATION TO ANY ELIGIBLE POLYUS SECURITYHOLDER AS TO WHETHER TO ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO ITS POLYUS SHARES OR POLYUS ADSs. NO PERSON HAS BEEN AUTHORISED TO MAKE ANY RECOMMENDATION ON BEHALF OF KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT AS TO WHETHER ELIGIBLE POLYUS SECURITYHOLDERS SHOULD ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THEIR POLYUS SHARES OR POLYUS ADSs OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE PRIVATE EXCHANGE OFFER OTHER THAN AS CONTAINED HEREIN OR IN ANY RELATED FORM OF ACCEPTANCE. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORISED BY KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT. ELIGIBLE POLYUS SECURITYHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THIS DOCUMENT, ANY RELATED FORM OF ACCEPTANCE AND OTHER RELATED MATERIALS, CONSULT THEIR OWN FINANCIAL, LEGAL AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER OR NOT TO ACCEPT THE PRIVATE EXCHANGE OFFER.

2

For additional information or copies of the enclosed material, please contact the Exchange Agent at:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310

From within the U.S. Tel: 1-866-300-4353 (Toll free)
From outside the U.S. Tel: 1-201-680-6579 (Collect)

Very truly yours,

KazakhGold Group Limited

3

Letter to Clients Holding shares of of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”)

PRIVATE EXCHANGE OFFER

by

KazakhGold Group Limited

(incorporated and registered in Jersey under company number 91264)

to acquire 15% of the issued and outstanding share capital (whether in the form of Polyus Shares or in the form of Polyus ADSs) of

OJSC POLYUS GOLD

on the following basis:

for each Polyus Share	:	9.260 KazakhGold Level I GDRs
for each Polyus ADS	:	4.885 KazakhGold Level I GDRs

(every two Polyus ADSs represent one Polyus Share)

The Private Exchange Offer will terminate at 5.00 p.m., New York City time, or 10.00 p.m., London time, on 10 August 2010 (or 1.00 a.m., Moscow time, on August 2010), unless the Private Exchange Offer is extended by KazakhGold.

THE PRIVATE EXCHANGE OFFER IS SUBJECT TO IMPORTANT TERMS AND CONDITIONS, INCLUDING THE TERMS AND CONDITIONS SET OUT IN SECTION 2 OF THE PRIVATE EXCHANGE OFFER MEMORANDUM DATED 2 JULY 2010 AND IN THE ADS FORM OF ACCEPTANCE AND THE SHARE FORM OF ACCEPTANCE.

UNLESS THE CONTEXT SUGGESTS OTHERWISE, DEFINED TERMS USED HEREIN WITHOUT DEFINITION HAVE THE MEANING ASCRIBED TO THEM IN THE PRIVATE EXCHANGE OFFER MEMORANDUM.

To Our Clients:

Enclosed for your consideration is the Private Exchange Offer Memorandum, dated 2 July 2010, and the related ADS Form of Acceptance and Share Form of Acceptance, relating to the Private Exchange Offer by KazakhGold Group Limited to acquire up to 28,594,162 Polyus Shares (whether in the form of Polyus Shares or Polyus ADSs) comprising 15% of the issued share capital of OJSC Polyus Gold.

At the close of business on 2 July 2010, there were 190,627,747 Polyus Shares (including Polyus Shares represented by Polyus ADSs) issued and outstanding with state registration number 1-01-55192-E (with CUSIP: 678129107, ISIN: US6781291074 and CFI: EMXUFR). Two Polyus ADSs represent one Polyus Share.

The Private Exchange Offer is being forwarded to you for your information only and cannot be used by you to accept the Private Exchange Offer with respect to Polyus Shares or Polyus ADSs held by us for your account. We are the holder of record of Polyus Shares and Polyus ADSs held for your account. AN ACCEPTANCE OF THE PRIVATE EXCHANGE OFFER WITH RESPECT TO YOUR POLYUS SHARES AND POLYUS ADSs CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND ONLY PURSUANT TO YOUR INSTRUCTIONS.

Please note: the exclusive means of accepting the Private Exchange Offer with respect to Polyus ADSs that are in the form of book-entry securities held by or on behalf of The Depository Trust Company (“DTC”) is to make book-entry delivery of such securities in accordance with DTC’s Automatic Tender Offer Program (“ATOP”) and causing DTC to transmit an Agent’s Message to the Exchange Agent on or prior to the Expiration Time. Acceptances by book-entry transfer must be made by delivering an Agent’s Message (as defined in the Private Exchange Offer Memorandum).

Your attention is called to the following:

(1)	The Private Exchange Offer is made on the following basis:

for each Polyus Share	:	9.260 KazakhGold Level I GDRs
for each Polyus ADS (with two Polyus ADSs representing one Polyus Share)	:	4.885 KazakhGold Level I GDRs

(2)	The Private Exchange Offer is conditional on, amongst other things, valid acceptances having been received by the Expiration Time with respect to Polyus Securities representing 15% of the issued and outstanding share capital of Polyus Gold.

(3)	Upon the terms and subject to the conditions of the Private Exchange Offer (including, if the Private Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Forms of Acceptance, KazakhGold is offering to acquire the Maximum Number of Polyus Securities (in any combination of Polyus Shares and Polyus ADSs) from Eligible Polyus Securityholders. If KazakhGold receives acceptances with respect to more than the Maximum Number of Polyus Securities, Polyus Securities will be acquired by KazakhGold on a pro-rata, or proportional, basis according to the number of Polyus Securities with respect to which valid Forms of Acceptance will have been received prior to the Expiration Time (with downward adjustments where necessary to avoid the acquisition of fractional Polyus Securities). Any pro-rata allocation pursuant to the Private Exchange Offer will not differentiate between Polyus Shares or Polyus ADSs, save as shall be necessary to account for the fact that two Polyus ADSs represent one Polyus Share.

(4)	KazakhGold has retained BNY Mellon Shareholder Services to act as Information Agent and BNY Mellon, acting through BNY Mellon Shareowner Services, as Exchange Agent for the Private Exchange Offer. KazakhGold has also entered into a services agreement with NRC to facilitate acceptances and settlement of Polyus Shares under the Private Exchange Offer. BNY Mellon Shareholder Services will receive reasonable and customary compensation for its services as Information Agent and Exchange Agent, and NRC will receive reasonable and customary compensation for its settlement services. Both will be reimbursed by KazakhGold for certain out-of-pocket expenses. Otherwise, no fees or commission will be payable by KazakhGold in connection with the Private Exchange Offer. However, brokers, dealers or other persons may charge shareholders a fee for soliciting acceptances with respect to Polyus Shares and/or Polyus ADSs pursuant to the Private Exchange Offer. Eligible Polyus Securityholders will pay all share transfer taxes, if any, with respect to the transfer and acceptance of the Private Exchange Offer with respect to their Polyus Shares and Polyus ADSs.

YOUR INSTRUCTIONS TO US SHOULD BE FORWARDED AS PROMPTLY AS POSSIBLE IN ORDER TO PERMIT US TO SUBMIT AN ACCEPTANCE ON YOUR BEHALF IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE PRIVATE EXCHANGE OFFER.

The Private Exchange Offer is not being made in or into Canada, Australia or Japan or, subject to certain exceptions, the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof. The Private Exchange Offer is not being made, directly or indirectly, in the Russian Federation to individuals or, with respect to legal entities, to legal entities that are not “qualified investors” under Russian law and does not, and is not intended to, constitute a public offer in Russia.

If the undersigned instructs us to accept the Private Exchange Offer with respect to their Polyus Shares or Polyus ADSs or both held by us for their account, it is understood that we have been authorized to make, by and on behalf of the undersigned (and the undersigned, by its signature below, hereby makes to us), the acknowledgements, representations, warranties and agreements contained in the Private Exchange Offer Memorandum and any applicable Form of Acceptance that are to be made with respect to the undersigned as beneficial owner.

NONE OF US, KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT MAKES ANY RECOMMENDATION TO ANY ELIGIBLE POLYUS SECURITYHOLDER AS TO WHETHER TO ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO ITS POLYUS SHARES OR POLYUS ADSs. NO PERSON HAS BEEN AUTHORISED TO MAKE ANY RECOMMENDATION ON BEHALF OF

2

KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT AS TO WHETHER ELIGIBLE POLYUS SECURITYHOLDERS SHOULD ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THEIR POLYUS SHARES OR POLYUS ADSs OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE PRIVATE EXCHANGE OFFER OTHER THAN AS CONTAINED HEREIN OR IN ANY RELATED FORM OF ACCEPTANCE. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORISED BY KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT. ELIGIBLE POLYUS SECURITYHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THIS DOCUMENT, ANY RELATED FORM OF ACCEPTANCE AND OTHER RELATED MATERIALS, CONSULT THEIR OWN FINANCIAL, LEGAL AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER OR NOT TO ACCEPT THE PRIVATE EXCHANGE OFFER.

3

INSTRUCTIONS

The undersigned acknowledge(s) receipt of your letter, the enclosed Private Exchange Offer Memorandum, dated 2 July 2010, and the related ADS Form of Acceptance and Share Form of Acceptance, relating to the private exchange offer by KazakhGold Group Limited, to acquire 28,594,162 Polyus Shares (whether in the form of Polyus Shares or Polyus ADSs) comprising 15% of the issued and outstanding share capital of OJSC Polyus Gold.

This will instruct you to accept the Private Exchange Offer with respect to the number of Polyus Shares and Polyus ADSs indicated below (which are held by you for the account of the undersigned), upon the terms and subject to the conditions set forth in the Private Exchange Offer Memorandum and the related ADS Form of Acceptance and Share Form of Acceptance, as appropriate.

AGGREGATE NUMBER OF POLYUS SECURITIES TO BE TENDERED (COMPLETE AS APPROPRIATE):

POLYUS SHARES

POLYUS AMERICAN DEPOSITARY SHARES

I, the undersigned, do NOT wish to accept the Private Exchange Offer with respect to any Polyus Shares or Polyus American Depositary Shares held by you for my account.

SIGN HERE
Account Number:

Signature:

Dated:

Name(s) and Address(es) (Please Print):

Area Code and Telephone Number:

Taxpayer Identification or Social Security Number: